Exhibit 99.1

PROSPECTUS OF	PROXY STATEMENT OF

RADA Electronic Industries LTD.
September 13, 2022
To the Shareholders of RADA Electronic Industries Ltd.:
We cordially invite you to the extraordinary general meeting of shareholders of RADA Electronic Industries Ltd. (“RADA” or “we”) to be held at 10:00 a.m. (Israel time) on October 19, 2022, at RADA’s offices at 7 Giborei Israel Street, Netanya, Israel.
As previously announced, on June 21, 2022, RADA entered into the Agreement and Plan of Merger, dated as of June 21, 2022 (the “merger agreement”), by and among Leonardo DRS, Inc., a Delaware corporation (“DRS”), RADA and Blackstart Ltd, a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS (“Merger Sub”). Upon the terms and subject to the conditions of the merger agreement, and in accordance with the Companies Law, 5759-1999, of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), at the effective time of the merger contemplated by the merger agreement (the “merger”), Merger Sub will be merged with and into RADA, with RADA as the surviving company of the merger and thereby becoming a wholly owned subsidiary of DRS. At the effective time of the merger (the “effective time”), each ordinary share of RADA, par value New Israeli Shekel 0.03 per share (“RADA shares”), issued and outstanding immediately prior to the effective time will be converted into and become exchangeable for one share of common stock of DRS, par value $0.01 per share (“DRS common stock”). Immediately prior to the effective time, the shares of DRS common stock held by Leonardo US Holding, Inc., a Delaware corporation (“US Holding”), the sole stockholder of DRS, will be split (rounded up to the nearest whole share), as necessary, such that, immediately following the effective time and the issuance of the shares of DRS common stock to holders of RADA shares and the treatment of options to purchase RADA shares as described in the section titled “The Merger Agreement—Treatment of Equity Awards”: (A) US Holding will hold 80.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis (with US Holding’s ownership percentage including 50% of any awards or other equity interests that DRS may issue pursuant to entitlements under any grants of certain one-time special awards of restricted stock units (the “One-Time Awards”) and the foregoing percentage calculation excluding any awards or other equity interests that DRS may issue pursuant to entitlements under the DRS’s long term incentive plan and 50% of any awards or other equity interests that DRS may issue pursuant to entitlements in connection with any grants of One-Time Awards, and such foregoing percentage will assume a reference price for RADA options equal to the volume-weighted average price of the RADA shares on the NASDAQ for the ten trading days immediately prior to the closing date); and (B) the holders of RADA shares, RADA vested options and RADA unvested options (or DRS options issued pursuant to the provisions of the merger agreement) will hold or have entitlements to 19.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis (the foregoing percentage calculation excluding any awards or other equity interests that DRS may issue pursuant to entitlements under the DRS long-term incentive plan or the issuance of any One-Time Awards). We encourage you to read the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, in its entirety.
At the RADA extraordinary general meeting, in addition to the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger (the “merger proposal”), shareholders of RADA will be asked to vote separately on a number of compensation matters, subject to separate resolutions, the approval of which is not a condition to the approval of the merger proposal and whose approval is not a condition to closing the merger and the consummation of the merger. Enclosed with this letter you will find a copy of the notice of the extraordinary general meeting and the proxy statement for the general meeting. The enclosed proxy statement/prospectus and the attachments thereto contain important information about the extraordinary general meeting, the merger agreement, the merger, the other transactions contemplated by the merger agreement and the other agenda items, and you are urged to read them carefully and in their entirety.
Currently, DRS common stock is not publicly traded. Following the effectiveness of the merger, DRS common stock is expected to be listed and traded on the NASDAQ and the Tel Aviv Stock Exchange, which is referred to as the “TASE”, under the symbol “DRS”.
We urge you to read the accompanying proxy statement/prospectus, including the Annexes and the documents incorporated by reference, carefully and in its entirety. In particular, we urge you to read carefully the section titled “Risk Factors” beginning on page 33 of this proxy statement/prospectus.
YOUR VOTE IS IMPORTANT. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR RADA SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

Very truly yours,

Yossi Ben Shalom, Executive Chairman of the Board of Directors
Neither the Securities and Exchange Commission nor any state securities commission, nor the Israel Securities Authority, has approved or disapproved of the securities to be issued under this proxy statement/ prospectus or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated September 13, 2022 and is first being made available to RADA shareholders on or about September 13, 2022.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
An extraordinary general meeting (the “extraordinary general meeting”) of RADA shareholders will be held at 10:00 a.m. (Israel time) on October 19, 2022, at RADA’s offices at 7 Giborei Israel Street, Netanya, Israel, to consider and vote on the following matters, including in connection with the acquisition of RADA by Leonardo DRS, Inc., a Delaware corporation (“DRS”):
1.The approval and adoption of: (i) the Agreement and Plan of Merger, dated as of June 21, 2022 (the “merger agreement”), by and among DRS, RADA and Blackstart Ltd, a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS (“Merger Sub”); (ii) the merger contemplated by the merger agreement (the “merger”), by which Merger Sub will be merged with and into RADA in accordance with the provisions of Sections 314-327 of the Companies Law 1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), with RADA as the surviving company of the merger and thereby becoming a wholly owned subsidiary of DRS; and (iii) all other transactions contemplated by the merger agreement, all upon the terms and subject to the conditions set forth in the merger agreement (the “merger proposal”);
2.The approval to purchase a seven-year “tail” endorsement to RADA’s current directors’ and officers’ liability insurance policy;
3.The approval of payment of a transaction bonus to RADA’s Chief Executive Officer;
4.The approval of payment of a transaction bonus to the Executive Chairman of the RADA board of directors;
5.The approval of payment of a transaction bonus to RADA’s Chief Financial Officer; and
6.The approval of the grant of retention awards by DRS to certain office holders of RADA.
Shareholders of record at the close of business on September 14, 2022, are entitled to notice of, and to vote at, the meeting. Whether or not you plan to attend the meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.
If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. If your shares are held in a brokerage account or by a trustee or nominee, or through a member of the Tel Aviv Stock Exchange (“TASE”), you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee nominee, or TASE member that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares. You are also invited to attend the meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the extraordinary general meeting or, if your shares are held by a TASE member, provide a certificate from your bank or your broker as to the number of shares owned by you at the record date.
If your shares are held via RADA’s broker for trading on the TASE, you should deliver or mail (via registered mail) your completed proxy to the offices of our company together with a proof of ownership issued by your broker (ishur baalut), as of the record date. Alternatively, you may vote ordinary shares of our company electronically via the electronic voting system of the Israel Securities Authority, up to 10:00 a.m. (Israel time) on October 17, 2022. You should receive instructions about electronic voting from your broker.
Each RADA share is entitled to one vote upon each of the matters to be presented at the meeting. The approval of the merger proposal requires the affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy (not taking into consideration abstentions), excluding any RADA shares that are held by DRS, Merger Sub or (a) a person holding, directly or indirectly, either (i) 25% or more of the voting rights of DRS or Merger Sub, or (ii) the right to appoint 25% or more of the directors of DRS or

Merger Sub, or (b) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by DRS or Merger Sub. The approval of proposals 2 through 6 also requires a special majority as described in the proxy statement/prospectus.
This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the ICL, is September 20, 2022.
Joint holders of RADA shares should take note that, pursuant to Article 32(d) of the Amended and Restated Articles of Association of RADA, the vote of the senior holder of joint holders of any RADA share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such RADA share, and for this purpose seniority will be determined by the order in which the names stand in RADA’s share register.

By order of the RADA Board of Directors,

Yossi Ben Shalom

Executive Chairman of the Board of Directors

September 13, 2022

RADA ELECTRONIC INDUSTRIES LTD.
PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
This proxy statement/prospectus is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the Extraordinary General Meeting of Shareholders (the “extraordinary general meeting”) and at any adjournments and postponements thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held at 10:00 a.m. (Israel time) on October 19, 2022, at RADA’s offices at 7 Giborei Israel Street, Netanya, Israel.
This proxy statement/prospectus, the attached notice of extraordinary general meeting and the enclosed proxy card are being mailed to RADA shareholders on or about September 16, 2022.
Purpose of the Extraordinary General Meeting. At the meeting, RADA shareholders will be asked to consider and vote upon the following matters:
(1)to approve and adopt: (i) the Agreement and Plan of Merger, dated as of June 21, 2022 (the “merger agreement”), by and among DRS, RADA and Blackstart Ltd, a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS (“Merger Sub”); (ii) the merger contemplated by the merger agreement (the “merger”), by which Merger Sub will be merged with and into RADA in accordance with the provisions of Sections 314-327 of the Companies Law 1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), with RADA as the surviving company of the merger and thereby becoming a wholly owned subsidiary of DRS; and (iii) all other transactions contemplated by the merger agreement, all upon the terms and subject to the conditions set forth in the merger agreement (the “merger proposal”);
(2)to approve the purchase of a seven-year “tail” endorsement to RADA’s current directors’ and officers’ liability insurance policy;
(3)to approve the payment of a transaction bonus to RADA’s Chief Executive Officer;
(4)to approve the payment of a transaction bonus to the Executive Chairman of RADA’s board of directors;
(5)to approve the payment of a transaction bonus to RADA’s Chief Financial Officer; and
(6)to approve the grant of retention awards by DRS to certain office holders of RADA.
Record date. Proxies for use at the meeting are being solicited by RADA’s board of directors. Only RADA shareholders with RADA shares registered in their name or names as of the close of trading on September 14, 2022, the record date, will be entitled to vote at the extraordinary general meeting or at any adjournment or postponement thereof. As of the close of trading on September 7, 2022, RADA had 49,726,194 RADA shares outstanding. Each RADA share outstanding as of the record date is entitled to one vote upon the matters presented at the extraordinary general meeting.
Recommendation of the Board of Directors
RADA board of directors recommends a vote FOR the merger proposal and FOR all the other proposals set forth in this proxy statement/prospectus.
Proxy Procedure
Only holders of record of RADA shares, as of the close of business on September 14, 2022, are entitled to notice of, and to vote in person or by proxy, at the meeting. As of September 7, 2022, there were 49,726,194 outstanding RADA shares.

Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the extraordinary general meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the extraordinary general meeting; however, to vote in person at the extraordinary general meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.
If you are a beneficial owner and your shares are held through the Tel Aviv Stock Exchange (the “TASE”) and you wish to participate in the extraordinary general meeting, you are also invited to attend the extraordinary general meeting; however, to vote in person at the extraordinary general meeting as a beneficial owner, you must present an ownership certificate that you may obtain from the TASE Clearing House Ltd (the “TASE Clearing House”) member through which your shares are registered indicating that you were the beneficial owner of such shares on September 14, 2022, the record date for the voting. If the TASE member holding your shares is not a TASE Clearing House member, please make sure to present an ownership certificate from the TASE Clearing House member in which name your shares are registered.
Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at RADA’s registered office in 7 Giborei Israel Street, Netanya, Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of RADA shares voted at the extraordinary general meeting.
If you are a beneficial owner and your shares are held through the TASE, in order to vote you must complete, sign and date the proxy card (in the form filed on MAGNA, the distribution site of the Israel Securities Authority, at www.magna.isa.gov.il and MAYA, the reporting site of the TASE at www.maya.tase.co.il) and attach to it an ownership certificate from the TASE Clearing House member through which your shares are registered indicating that you were the beneficial owner of the shares on September 14, 2022, the record date for voting. The proxy card, together with the ownership certificate must be received at our registered office in Israel (in person, by mail or via fax to: +972-9885-5885, Attention: Dafna Sror, corporate controller), at least forty-eight (48) hours prior to the appointed time of the extraordinary general meeting, to be validly included in the tally of RADA shares voted at the meeting If the TASE member holding your shares is not a TASE Clearing House member, please make sure to include an ownership certificate from the TASE Clearing House member in which name your shares are registered.
Electronic Voting through MAGNA. If your shares are held via RADA’s broker for trading on the TASE, you may also vote your ordinary shares electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to 10:00 a.m. (Israel time) on October 17, 2022. You should receive instructions about electronic voting from your broker.
Change or Revocation of Proxy
If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by filing with us a written notice of revocation, or duly executed proxy bearing a later date, or by attending the extraordinary general meeting and voting in person. Attendance at the extraordinary general meeting will not cause your previously granted proxy to be revoked unless you specifically so request.
If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the extraordinary general meeting and voting in person.
If you are a beneficial owner and your shares are held through the TASE, you may revoke or change your vote at any time before the extraordinary general meeting by communicating such change in writing or by executing and delivering a later-dated proxy provided such later dated proxy is received at our registered office in Israel (in person, by mail or via fax to: +972-9885-5885 Attention: Dafna Sror, corporate controller) or by attending the extraordinary general meeting and voting in person. Attendance at the extraordinary general meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Quorum. No less than two RADA shareholders present in person or by proxy, and holding or representing between them at least 25% of the voting power of RADA, shall constitute a quorum at the extraordinary general meeting. If within one-half hour from the time appointed for the holding of the extraordinary general meeting a quorum is not present, the extraordinary general meeting shall be adjourned to October 26, 2022, at the same time and place. At such adjourned meeting, any two shareholders present in person or by proxy, shall constitute a quorum.
Broker non-votes and abstentions will be counted as present at the extraordinary general meeting for the purpose of determining whether a quorum is present.
A broker non-vote occurs when a bank, broker or other nominee holding RADA shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.
Required vote. The approval of the merger proposal requires the affirmative vote of holders of a majority of the RADA shares present, in person or by proxy, and voting on the merger proposal (not taking into consideration abstentions or broker-non-votes) excluding any RADA shares that are held by DRS, Merger Sub or (a) a person holding, directly or indirectly, either (i) 25% or more of the voting rights of DRS or Merger Sub, or (ii) the right to appoint 25% or more of the directors of DRS or Merger Sub, or (b) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by DRS or Merger Sub (any of (a) or (b), a “DRS Related Person”).
The approval of each of the other proposals requires the affirmative vote of a majority of the RADA shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions). In addition, in order to approve each of (i) Proposal 2 (the purchase of the “tail” endorsement to the directors’ and officers’ liability insurance policy); (ii) Proposal 3 (the payment of a transaction bonus to the Chief Executive Officer of RADA); (iii) Proposal 4 (the payment of a transaction bonus to the Executive Chairman of the RADA board of directors) (iv) Proposal 5 (the payment of transaction bonus to the Chief Financial Officer of RADA); and (v) Proposal 6 (the grant of retention awards by DRS to certain office holders of RADA); the shareholders’ approval must either (i) include at least a majority of the RADA shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions or broker non-votes, or (ii) be obtained such that the total RADA shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding RADA shares.
Based on information provided by DRS and Merger Sub to RADA, as of the date of this proxy statement/prospectus, RADA is not aware of any holdings of RADA shares by DRS, Merger Sub or any DRS Related Person.
Abstentions and broker non-votes will not be treated as having been voted in respect of the merger proposal and the other proposals. Consequently, assuming a quorum is present at the extraordinary general meeting, broker non-votes and abstentions will have no effect on the voting with respect to the merger proposal as well as the other proposals.
RADA is unaware at this time of any other matters that will come before the extraordinary general meeting. If any other matters properly come before the extraordinary general meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. RADA shares represented by executed and unrevoked proxies will be voted in accordance with such judgment.
Proposed Resolutions. It is proposed that the following resolutions be adopted at the extraordinary general meeting:
Proposal 1: “RESOLVED, to approve and adopt: (i) the Agreement and Plan of Merger, dated as of June 21, 2022 (the “merger agreement”), by and among DRS, RADA and Blackstart Ltd, a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS (“Merger Sub”); (ii) the merger contemplated by the merger agreement (the “merger”), by which Merger Sub will be merged with and into RADA in accordance with the provisions of Sections 314-327 of the Companies Law 1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), with RADA as the surviving company of the merger and thereby becoming a wholly owned subsidiary of DRS; and (iii) all other transactions contemplated by the merger agreement, all upon the terms and subject to the conditions set forth in the merger agreement (collectively, the “merger proposal”)”;
Proposal 2: “RESOLVED, to approve the purchase of a seven-year “tail” endorsement to RADA’s current directors’ and officers’ liability insurance policy, as described in Proposal 2 of the proxy statement/ prospectus”;
Proposal 3: “RESOLVED, to approve the payment of a transaction bonus to RADA’s Chief Executive Officer, as described in Proposal 3 of the proxy statement/prospectus”;
Proposal 4: “RESOLVED, to approve the payment of a transaction bonus to the Executive Chairman of RADA’s board of directors, as described in Proposal 4 of the proxy statement/prospectus”;
Proposal 5: “RESOLVED, to approve the payment of a transaction bonus to RADA’s Chief Financial Officer, as described in Proposal 5 of the proxy statement/prospectus”; and
Proposal 6: “RESOLVED, to approve the grant of retention awards by DRS to certain office holders of RADA, as described in Proposal 6 of the proxy statement/prospectus”.
Cost of Soliciting Votes for the Extraordinary General Meeting
RADA will bear the cost of soliciting proxies from RADA shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors or officers. RADA will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.
Voting Results of the Extraordinary General Meeting
We will publish the final results of the matters voted on at the meeting in a Form 6-K filed with the SEC, the ISA and the TASE as soon as practicable following the meeting. You may obtain a copy of the Form 6-K through any of the following means:
•reviewing our corporate news and SEC filings at: https://www.rada.com/investors;
•reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov;
•reviewing our ISA filings through the ISA’s MAGNA distribution system at www.magna.isa.gov.il; or
•reviewing our TASE filings through the TASE’s MAYA filing system at www.maya.tase.co.il

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) by DRS, constitutes a prospectus of DRS under the U.S. Securities Act of 1933, as amended, which is referred to as the “Securities Act”, with respect to the shares of DRS common stock to be issued to the holders of RADA shares as provided for in the merger agreement. This proxy statement/prospectus also constitutes a notification with respect to the extraordinary general meeting of RADA shareholders. RADA is a “foreign private issuer” (as defined by the SEC) and not subject to, and this proxy statement/prospectus does not constitute a solicitation under, the U.S. proxy rules contained in Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated by the SEC thereunder.
RADA has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to RADA and DRS has supplied all such information relating to DRS and Merger Sub. RADA and DRS have both contributed to the information related to the merger contained in this proxy statement/prospectus.
Neither RADA nor DRS have authorized anyone to provide you with information different from, or in addition to, that contained in this proxy statement/prospectus. Neither RADA nor DRS take any responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. The information contained in this proxy statement/prospectus is only accurate as of the date of this proxy statement/prospectus, regardless of the time of delivery of this proxy statement/prospectus and any sale of shares of DRS common stock. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the delivery of this proxy statement/prospectus to RADA shareholders nor the issuance by DRS of shares of DRS common stock pursuant to the merger agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
We use the following terms in this proxy statement/prospectus:
•“Leonardo S.p.A.” means Leonardo - Società per azioni, an Italian società per azioni listed on the Milan Stock Exchange, and the ultimate parent company of DRS;
•“Merger Sub” means Blackstart Ltd, a wholly owned subsidiary of DRS organized under the laws of the State of Israel for the purpose of completing the merger;
•“RADA” means RADA Electronic Industries Ltd., a company organized under the laws of the State of Israel, together with its consolidated subsidiaries, unless the context refers only to RADA Electronic Industries Ltd. as a corporate entity;
•“US Holding” means Leonardo US Holding, Inc., a Delaware corporation, and a wholly owned subsidiary of Leonardo S.p.A.;
•“we”, “us”, “our”, “DRS” and the “Company” mean Leonardo DRS, Inc. together with its consolidated subsidiaries, unless otherwise indicated or the context refers only to Leonardo DRS, Inc. as a corporate entity; and
•“combined company” means DRS immediately following completion of the merger and the other transactions contemplated by the merger agreement.

MARKET AND INDUSTRY DATA
This proxy statement/prospectus includes or incorporates by reference estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms and our own estimates based on our management’s knowledge of, and experience in, the defense industry and market segments in which we compete. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the sections entitled “Risk Factors”, “Special Note Regarding Forward-Looking Statements and Information” and “Information About DRS—Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
SERVICE MARKS, TRADEMARKS AND TRADE NAMES
RADA and DRS hold and license various service marks, trademarks and trade names that we deem particularly important to the marketing conducted by their respective businesses. This proxy statement/prospectus also contains trademarks, service marks and trade names of other companies which are the property of their respective holders. Neither RADA nor DRS intend their use or display of such names or marks to imply relationships with, or endorsements by, any other company other than explicitly stated.
PRESENTATION OF FINANCIAL INFORMATION
We have made rounding adjustments to some of the figures included in this proxy statement/prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to “U.S. dollars”, “dollars”, “U.S. $” and “$” in this proxy statement/prospectus are to the lawful currency of the United States of America, and all references to “NIS” are to New Israeli Shekels.
In this proxy statement/prospectus, DRS presents certain financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), such measures referred to herein as “non-GAAP”, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Leverage Ratio and Free Cash Flow. DRS also presents certain Revenue, Adjusted EBITDA and Net Financial Debt measures for DRS and RADA on a combined basis. RADA presents Adjusted EBITDA, which is a non-GAAP measure. You should review the reconciliation and accompanying disclosures carefully in connection with your consideration of such non-GAAP measures and note that the way in which we calculate these measures may not be comparable to similarly titled measures employed by other companies.

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QUESTIONS AND ANSWERS ABOUT THE MERGER
The following are some questions that you may have regarding the merger, the merger agreement, the shares of DRS common stock to be issued pursuant to the merger and brief answers to those questions. These questions and answers may not address all questions that may be important to you. You should read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger. Please see “Where You Can Find More Information; Incorporation by Reference”.
Questions and Answers about the Merger
Q: Why am I receiving this proxy statement/prospectus?
A: You are receiving this proxy statement/prospectus because, as of the record date, you owned one or more RADA shares. DRS and RADA have entered into a merger agreement pursuant to which, if the closing conditions set forth in the merger agreement are satisfied or waived, Merger Sub (as the target company, or Chevrat Ha’Ya’ad) will be merged with and into RADA (as the absorbing company, or HaChevra Ha’Koletet) with RADA as the surviving company of the merger and thereby becoming a wholly owned subsidiary of DRS. This proxy statement/prospectus describes RADA’s proposal to the shareholders of RADA to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger and related matters on which RADA would like its shareholders to vote. This proxy statement/prospectus also gives you information about DRS and RADA and other background information to assist you in making an informed decision.
Q: Who is DRS?
A: DRS is a leading provider of defense products and technologies including advanced sensing, network computing, force protection, and electrical power conversion and propulsion, headquartered in Arlington, Virginia. DRS has a 50-year legacy of designing and manufacturing innovative and differentiated products and solutions for military applications. DRS’s ultimate parent and majority stockholder is Leonardo S.p.A., a global high-technology company, which is among the top ten world players in Aerospace, Defense and Security and Italy’s main industrial company and has a significant industrial presence in Italy, the United Kingdom, Poland and the USA, where it also operates through subsidiaries such as DRS.
Q: What is the merger?
A: The merger is a transaction in which Merger Sub will merge with and into RADA, with RADA thereby becoming a wholly owned subsidiary of DRS and RADA shareholders receiving shares of DRS common stock, pursuant to the merger agreement, dated June 21, 2022, by and among DRS, RADA and Merger Sub. The boards of directors of DRS and RADA both approved the merger agreement and the transactions contemplated thereby.
The closing of the merger is expected to take place at 2:00 p.m. (Israel time) on the third business day following the day on which the last of the conditions for completion of the merger contained in the merger agreement (other than those conditions that by their nature are to be satisfied or waived only at the closing, but subject to the satisfaction or waiver of those conditions) is satisfied or waived in accordance with the merger agreement or on such other date as DRS and RADA may mutually agree in writing. This proxy statement/prospectus includes important information about the merger, the merger agreement (a copy of which is attached as Annex A to this proxy statement/prospectus), the shares of DRS common stock to be issued pursuant to the merger and the extraordinary general meeting of the holders of RADA shares to be held on October 19, 2022 beginning at 10:00 a.m. (Israel time) at the offices of RADA at 7 Giborei Israel Street, Netanya, Israel (which meeting and any adjournments or postponements thereof is referred to as the “RADA extraordinary general meeting”). RADA shareholders should read this information carefully and in its entirety.
Q: What will I receive in the merger?
A: As discussed in more detail under “The Merger Agreement—Merger Consideration”, at the effective time, by virtue of the merger, each RADA share issued and outstanding immediately prior to the effective time (other than

RADA shares owned by DRS, Merger Sub or any other direct or indirect wholly owned subsidiary of DRS, or RADA shares owned by RADA or any direct or indirect wholly owned subsidiary of RADA, and in each case not held on behalf of third parties, referred to as “excluded shares”) will be converted into and become exchangeable for one share of DRS common stock. Currently, DRS common stock is not publicly traded. Following the effectiveness of the merger, DRS common stock is expected to be listed and traded on the NASDAQ and the Tel Aviv Stock Exchange, which is referred to as the “TASE”, under the symbol “DRS”.
Immediately prior to the effective time, the shares of DRS common stock held by DRS’s direct parent company, US Holding, will be split (rounded up to the nearest whole share), as necessary, such that, immediately following the effective time and the issuance of the shares of DRS common stock to holders of RADA shares and the treatment of options to purchase RADA shares as described in the below section titled “The Merger Agreement—Treatment of Equity Awards”: (A) US Holding will hold 80.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis (with US Holding’s ownership percentage including 50% of any awards or other equity interests that DRS may issue pursuant to entitlements under any grants of One-Time Awards (as defined below) and the foregoing percentage calculation excluding any awards or other equity interests that DRS may issue pursuant to entitlements under the DRS’s long-term incentive plan and 50% of any awards or other equity interests that DRS may issue pursuant to entitlements in connection with any grants of One-Time Awards, and such foregoing percentage will assume a reference price for RADA options (as defined below) equal to the volume-weighted average price of the RADA shares on the NASDAQ Capital Market for the ten trading days immediately prior to the closing date); and (B) the holders of RADA shares and RADA options (or DRS options issued pursuant to the provisions of the merger agreement) will hold or have entitlements to 19.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis (the foregoing percentage calculation excluding any awards or other equity interests that DRS may issue pursuant to entitlements under the DRS long-term incentive plan or the issuance of any One-Time Awards).
Q: Is the exchange ratio subject to adjustment based on changes in the price of RADA shares or for other reasons?
A: The exchange ratio is fixed, which means that it will not change between now and the effective date of the merger, regardless of whether the market price of RADA shares changes, except for certain adjustments described in the following paragraph. The market price of RADA shares has fluctuated since the date of the announcement of the merger agreement and is expected to continue to fluctuate from the date of this proxy statement/prospectus to the date of the RADA extraordinary general meeting and the date the merger is completed. The market price of RADA shares, immediately prior to the merger, could be greater than, less than or the same as the market price of RADA shares on the date of this proxy statement/prospectus or at the time of the RADA extraordinary general meeting. Accordingly, you should obtain current stock price quotations for RADA shares before deciding how to vote with respect to the proposals described in this proxy statement/prospectus.
However, if, prior to the effective time the issued and outstanding RADA shares or shares of DRS common stock (or securities convertible or exchangeable into or exercisable for such shares), will have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period has been declared, then the merger consideration will be equitably adjusted to provide holders the same economic effect as contemplated by the merger agreement prior to such event, including to reflect the post-closing equity split (as defined in “Summary—Merger Consideration”). For further discussion, see “The Merger Agreement—Adjustments to Prevent Dilution”.
Q: When is the merger expected to be completed?
A: We currently expect the merger to be completed during the fourth quarter of 2022, subject to the satisfaction or waiver of certain closing conditions set forth in the merger agreement, as further described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger”. It is possible that factors outside the control of DRS and RADA could result in the merger being completed at a later time or not at all. There may be a substantial amount of time between the date on which the RADA extraordinary general meeting is held and the completion of the merger. The merger will become effective following the satisfaction or waiver of the conditions to closing contemplated in the merger agreement upon the issuance by the Companies Registrar of the State of Israel (the “Companies Registrar”) of a certificate of merger (such date referred to as the “effective time”).
Q: If the merger is completed, will my shares of DRS common stock be listed for trading?
A: Yes. Currently, DRS common stock is not publicly traded. Following the effectiveness of the merger, DRS common stock is expected to be listed and traded on the NASDAQ and the TASE, under the symbol “DRS”.
Q: Are RADA shareholders entitled to exercise dissenters’, appraisal, cash exit or similar rights?
A: RADA shareholders will not be entitled to exercise dissenters’, appraisal, cash exit or similar rights in connection with the merger.
Q: What are the significant conditions to the completion of the merger?
A: Each of DRS’s and RADA’s obligation to consummate the merger is subject to the satisfaction or waiver of a number of conditions specified in the merger agreement, including, among others, receipt of the requisite RADA shareholder vote; approval from the interagency Committee on Foreign Investment in the United States (“CFIUS”); approval from the Defense Counterintelligence and Security Agency (“DCSA”); approval from the Secretary of State at the Department of Business, Energy and Industrial Strategy of the United Kingdom pursuant to the United Kingdom National Security and Investment Act 2021 (the “UK NSIA”) (which approval was obtained on August 25, 2022); and all other requisite consents, orders, approvals, filings and declarations and all expirations of waiting periods required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) solely to the extent that DRS, as promptly as practicable following the date that is 60 days prior to the anticipated closing date, determines in its reasonable discretion that an applicable exemption from the HSR Act is no longer available in connection with the transactions; at least 50 days having elapsed after the filing of the merger proposal with the Israeli Companies Registrar and at least 30 days having elapsed after the requisite RADA shareholder vote in accordance with Israeli law; approval of the merger by each of the Israeli Ministry of Defense’s Defense Export Control Agency (which approval was obtained on May 23, 2022) and the Israeli Director of Security of the Defense Establishment; the effectiveness of the registration statement of which this proxy statement/prospectus forms a part; either the receipt of certain exemptions from the Israel Securities Authority (the “ISA”) in respect of prospectus requirements under the Israeli Securities Law, 5728-1968 (“ISL”) or the publication of a prospectus in accordance with the ISL and receipt of approval from the ISA for the Israeli prospectus; and the other conditions described under “The Merger Agreement—Conditions to the Completion of the Merger”.
Q: When will I receive the merger consideration?
A: RADA and DRS expect to consummate the merger following the satisfaction or waiver of the closing conditions described above.
If your RADA shares are held in book-entry form through The Depositary Trust Company (“DTC”), our exchange agent will transmit to DTC or its nominees on or as soon as reasonably practicable after the effective date, upon surrender of RADA shares held of record by DTC or its nominees in accordance with DTC’s customary procedures, the merger consideration, in each case, that such holder has the right to receive pursuant to the merger agreement.
If you held certificates representing RADA shares prior to the merger, the exchange agent will send you instructions for exchanging your RADA shares for shares of DRS common stock promptly after the effective time.
Q: What happens if the merger is not completed?
A: If the RADA shareholders do not approve the merger proposal and related matters or if the merger is not completed for any other reason, then RADA shareholders will continue to hold their RADA shares. RADA will remain a publicly traded company listed on the NASDAQ and the TASE. RADA shareholders will continue to be subject to the same risks and opportunities as currently with respect to their ownership of RADA shares.

In addition, if the merger agreement is terminated under certain circumstances specified in the merger agreement, RADA may be required to pay DRS a termination fee in the amount of $40 million, as further discussed in “The Merger Agreement—Termination Fees”.
Q: What will happen to my RADA equity awards?
At the effective time, by virtue of the merger and without any action on the part of the holder thereof, each outstanding option to purchase a share of RADA shares (a “RADA option”), whether vested or unvested, granted pursuant to the 2015 Share Option Plan or the 2021 Equity Incentive Plan (together, referred to as the “RADA option plans”) will be assumed by DRS and substituted with an option to purchase shares of DRS common stock (a “DRS option”) in accordance with the terms of the Leonardo DRS Inc. 2022 Omnibus Equity Compensation Plan (the “Omnibus Plan”) and respective award agreement, in accordance with the terms of the option tax ruling (as described in the section entitled “Tax Rulings” below). The right of each holder of a RADA option to exercise the DRS option will be subject to substantially the same terms and conditions, including the applicable vesting schedule, vesting restrictions, continued service requirements and right of vesting upon a qualifying termination of employment, as were applicable to the RADA option immediately prior to the effective time. The number of shares of DRS common stock subject to each DRS option will be equal to the number of RADA shares subject to such RADA option immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share, and the per share exercise price under each such DRS option will be equal to the exercise price per RADA share immediately prior to the effective time, divided by the exchange ratio, rounded up to the nearest whole cent.
For more details on the calculation of each DRS option’s exercise price and the conversion of RADA options to DRS options, see the section entitled “The Merger Agreement—Treatment of Equity Awards” beginning on page 258.
Q: Are there any risks in the merger that I should consider?
A: Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors” beginning on page 33.
Q: What are the material tax consequences of the merger to RADA shareholders?
A: The tax consequences of the merger for any particular shareholder will depend on the shareholder’s particular facts and circumstances. Moreover, the description below and elsewhere in this proxy statement/prospectus does not relate to the tax laws of any jurisdiction other than the United States and Israel. Accordingly, shareholders are urged to consult their tax advisors to determine the tax consequences of the merger to them in light of their particular circumstances, including the effect of any state, local or national law.
U.S. tax consequences
As further described below in the section entitled “Material United States Federal Income Tax Consequences” the merger is intended to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming that the merger is so treated, RADA shareholders will not recognize gain or loss for U.S. federal income tax purposes on their receipt of DRS common stock in exchange for their RADA shares in the merger.
RADA shareholders should read the section entitled “Material United States Federal Income Tax Consequences” beginning on page 293 of this proxy statement/prospectus for a more complete discussion of the material United States federal income tax consequences of the merger.

The United States federal income tax consequences described above may not apply to all holders of RADA shares. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.
Israeli tax consequences
Although the exchange of RADA shares for the merger consideration would generally be treated as a sale and subject to Israeli tax both for Israeli and non-Israeli resident shareholders of RADA, certain relief and/or exemptions may be available under Israeli law or under applicable tax treaties. In addition, RADA, with the assistance of DRS, has submitted an application for a ruling from the Israel Tax Authority confirming the deferral of the capital gains tax event for RADA shareholders who elect to be part of such ruling (and generally hold less than 5% of RADA's issued and outstanding shares), regarding the exchange of RADA shares for the merger consideration, pursuant to Section 104H of the Israeli Income Tax Ordinance [New Version], 1961, as amended, all subject to the conditions to be detailed in such ruling.
This proxy statement/prospectus contains a discussion of the material Israeli income tax consequences of the merger and the ownership and disposition of DRS common stock received in the merger. This discussion does not address any non-Israeli tax consequences. You should consult your own tax advisors regarding the particular Israeli income tax consequences to you of the merger and of the ownership and disposition of DRS common stock received in the merger in light of your particular circumstances, as well as the particular tax consequences to you under any other tax laws.
For additional information, please refer to the section entitled “Material Israeli Income Tax Consequences”.
The Israeli tax consequences described above may not apply to all holders of RADA shares. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.
Questions and Answers about the RADA Extraordinary General Meeting
Q: When and where will the RADA extraordinary general meeting be held?
A: The RADA extraordinary general meeting of the holders of RADA shares will be held on October 19, 2022 beginning at 10:00 a.m. (Israel time) at the offices of RADA at 7 Giborei Israel Street, Netanya, Israel.
Q: Who is entitled to vote at the extraordinary general meeting?
A: Only RADA shareholders with RADA shares registered in their name or names as of the close of trading on September 14, 2022, the record date, will be entitled to vote at the extraordinary general meeting or at any adjournment or postponement thereof. As of the close of trading on September 7, 2022, RADA had 49,726,194 RADA shares outstanding. Each RADA share outstanding as of the record date is entitled to one vote upon the matter presented at the RADA extraordinary general meeting.
Q: What proposals will be considered at the extraordinary general meeting?
A: At the extraordinary general meeting, you will be asked to consider and vote on the following proposals:
1.The approval and adoption of (i) the merger agreement; (ii) the merger; and (iii) all other transactions contemplated by the merger agreement, all upon the terms and subject to the conditions set forth in the merger agreement (the “merger proposal”);
2.The approval to purchase a seven-year “tail” endorsement to RADA’s current directors’ and officers’ liability insurance policy;
3.The approval of payment of a transaction bonus to RADA’s Chief Executive Officer;

4.The approval of payment of a transaction bonus to the Executive Chairman of the RADA board of directors;
5.The approval of payment of a transaction bonus to RADA’s Chief Financial Officer; and
6.The approval of the grant of retention awards by DRS to certain office holders of RADA.
RADA cannot complete the merger unless RADA shareholders approve the merger proposal (Proposal 1). However, the completion of the merger is not contingent on the approval of Proposals 2, 3, 4, 5, or 6 above.
Q: What constitutes a quorum?
A: No less than two RADA shareholders present in person or by proxy, and holding or representing between them at least at least 25% of the voting power of RADA, shall constitute a quorum at the extraordinary general meeting. If within one-half hour from the time appointed for the holding of the extraordinary general meeting a quorum is not present, the extraordinary general meeting shall be adjourned to October 26, 2022, at the same time and place. At such adjourned meeting, any two shareholders present in person or by proxy, shall constitute a quorum.
Broker non-votes and abstentions will be counted as present at the extraordinary general meeting for the purpose of determining whether a quorum is present.
A broker non-vote occurs when a bank, broker or other nominee holding RADA shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.
Q: What vote of RADA shareholders is required to approve the merger proposal and the other proposals to be considered at the extraordinary general meeting?
A: The approval of the merger proposal requires the affirmative vote of holders of a majority of the RADA shares present, in person or by proxy, and voting on the merger proposal (not taking into consideration abstentions or broker non-votes) excluding any RADA shares that are held by DRS, Merger Sub or (a) a person holding, directly or indirectly, either (i) 25% or more of the voting rights of DRS or Merger Sub, or (ii) the right to appoint 25% or more of the directors of DRS or Merger Sub, or (b) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by DRS or Merger Sub (any of (a) or (b), a “DRS Related Person”).
The approval of each of the other proposals requires the affirmative vote of a majority of the RADA shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions or broker non-votes). In addition, in order to approve each of (i) Proposal 2 (the purchase of the “tail” endorsement to the directors’ and officers’ liability insurance policy); (ii) Proposal 3 (the payment of a transaction bonus to the Chief Executive Officer of RADA); (iii) Proposal 4 (the payment of a transaction bonus to the Executive Chairman of the RADA board of directors); (iv) Proposal 5 (the payment of a transaction bonus to the Chief Financial Officer of RADA); and (v) Proposal 6 (the grant of the retention awards by DRS to certain office holders of RADA), the shareholders’ approval must either (i) include at least a majority of the RADA shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions or broker non-votes, or (ii) be obtained such that the total RADA shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding RADA shares.
Q: How does RADA's board of directors recommend that I vote?
A: RADA’s board of directors recommends a vote “FOR” the merger proposal and the other proposals to be considered at the extraordinary general meeting.

For a discussion of the factors that RADA’s board of directors considered in determining to recommend the approval and adoption of the merger agreement, the merger and all other transactions contemplated by thereby, see “The Merger—RADA’s Reasons for the Merger”.
Q: Do any of RADA’s directors or executive officers have any interests in the merger that may be different from, or in addition to, my interests as a RADA shareholder?
A: In considering the proposal to be voted on at the extraordinary general meeting, you should be aware that RADA’s directors and executive officers have interests that may be different from, or in addition to, the interests of the RADA shareholders generally. For more information, see “The Merger—Interests of RADA Directors and Executive Officers in the Merger”.
Q: What do I need to do now?
A: After carefully reading and considering the information contained in this proxy statement/prospectus, including the annexes and the other documents incorporated by reference in this proxy statement/prospectus, please ensure your RADA shares are voted at the extraordinary general meeting by completing, dating, signing and mailing the enclosed proxy card in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in this proxy statement/prospectus. Your RADA shares can be voted at the extraordinary general meeting only if you are present or represented by a valid proxy. In order to provide for proper counting of your shareholder vote, in the enclosed proxy you are required to indicate whether you are a controlling shareholder of RADA, and whether you have a personal interest in (i) Proposal 2 (the purchase of the “tail” endorsement to the directors’ and officers’ liability insurance policy); (ii) Proposal 3 (the payment of a transaction bonus to the Chief Executive Officer of RADA); (iii) Proposal 4 (the payment of a transaction bonuses to the Executive Chairman of the RADA board of directors); (iv) Proposal 5 (the payment of a transaction bonus to the Chief Financial Officer of RADA); or (v) Proposal 6 (the grant of retention awards by DRS to certain office holders of RADA); and, with respect to Proposal 1, indicate whether or not you are a shareholder listed in Section 320(c) of the ICL (i.e., whether you are a DRS Related Person).
To make this indication with respect to Proposals 1 through 6, check the box “YES” or “NO” in Items 1A, 2A, 3A, 4A, 5A and 6A, respectively, in the enclosed proxy card.
Q: What happens if I sell my RADA shares before the extraordinary general meeting?
A: The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting. If you own RADA shares on the record date and transfer your RADA shares after the record date but before the time of the extraordinary general meeting, you will retain your right to vote such RADA shares at the extraordinary general meeting, but the right to receive the merger consideration will pass to the person to whom you transferred your RADA shares. In order to receive the merger consideration, you must hold your RADA shares through the completion of the merger.
Q: How do I cast my vote if I am a RADA shareholder of record?
A: If you are a RADA shareholder of record, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. In order for a proxy to be counted, it must be a duly executed proxy and received not later than 10:00 a.m. (Israel time) on October 17, 2022. This will be deemed to have occurred only if such proxy is received by the above date and time, either by RADA at its principal executive offices at 7 Giborei Israel Street, Netanya, Israel, or by RADA’s transfer agent (other than proxies that are revoked or superseded before they are voted). If you submit an executed proxy but do not specify how to vote your proxy, your RADA shares will not be voted at the extraordinary general meeting. RADA shares represented by any proxy received after the times specified above will not be counted as present at the meeting and will not be voted. For more detailed instructions on how to vote, see the section of this proxy/prospectus titled “The RADA Extraordinary General Meeting”. If two or more persons are registered as joint owners of any RADA share, the right to attend the extraordinary general meeting shall be conferred upon all of the joint owners, but the right to vote at the extraordinary general meeting and/or the right to be counted as part of the quorum required for the extraordinary general meeting shall be conferred exclusively upon the senior among the joint owners attending the extraordinary general meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on RADA’s shareholder register.
Q: How do I cast my vote if my RADA shares are held in “street name” by my broker or through members of the TASE?
A: If you hold your RADA shares in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your RADA shares are held in “street name” and you wish to vote such shares by attending the extraordinary general meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your RADA shares are held in “street name”, you must contact your bank, broker or other nominee to change or revoke your voting instructions. If you hold your RADA shares through members of the TASE, you may vote in person or vote through the proxy card by completing, signing, dating and mailing the proxy card with a copy of your identity card, passport or certificate of incorporation, as the case may be, to RADA’s offices. If you hold shares through members of the TASE and intend to vote your shares either in person or by proxy, you must deliver to RADA an ownership certificate confirming your ownership of RADA shares on the record date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, if you hold shares through members of the TASE, you may vote electronically via MAGNA (the electronic voting system of the ISA) up to 10:00 a.m. (Israel time) on October 17, 2022. You should receive instructions about electronic voting from the TASE member through which you hold your shares.
Q: What will happen if I abstain from voting on the merger proposal or any of the other proposals to be considered at the extraordinary general meeting?
A: Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the merger proposal or any other proposal and will have no effect on the result of the vote.
Q: Can I change my vote after I have delivered my proxy?
A: You may revoke your proxy at any time before the vote is taken at the extraordinary general meeting by (a) delivering to RADA at its principal executive offices located at 7 Giborei Israel Street, Netanya, Israel, Attention: Chief Financial Officer, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same RADA shares or (c) by attending the extraordinary general meeting and voting in person (although attendance at the extraordinary general meeting will not, by itself, revoke a proxy). RADA shares represented by properly executed proxies received by us no later than  10:00 a.m. (Israel time) on October 17, 2022 will, unless such proxies have been previously revoked or superseded, be voted at the extraordinary general meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to RADA at its principal executive offices located at 7 Giborei Israel Street, Netanya, Israel, Attention: Chief Financial Officer. If your RADA shares are held in “street name”, you must contact your bank, broker or other nominee to change or revoke your voting instructions. Please note that if you hold RADA shares through a TASE member and you voted electronically via the electronic voting system of the ISA, you may change or revoke your vote using the electronic voting system up to the time by which you may submit your vote using such system (i.e., up to 10:00 a.m. (Israel time) on October 17, 2022).
Q: If I hold my RADA shares in certificated form, should I send in my share certificates now?
A: No. With respect to certificates representing RADA shares, as promptly as reasonably practicable after the effective time (but no later than the third business day thereafter), the exchange agent will mail to each holder of record of each such certificate (i) a notice advising such holders of the effectiveness of the merger; (ii) a letter of transmittal in customary form; (iii) a declaration and/or valid tax certificate or such other forms as may be required under any applicable law or pursuant to the terms of the merger agreement; and (iv) instructions for surrendering such share certificate (or affidavit of loss in lieu of such certificate as provided in the merger agreement) to the exchange agent.

Upon surrender to the exchange agent of such certificate (or affidavit of loss in lieu of such certificate as provided in the merger agreement) together with a duly executed and completed letter of transmittal and such other documents as may reasonably be required pursuant to such instructions, the exchange agent will mail to each holder of record of any such certificate in exchange therefore, as promptly as reasonably practicable thereafter a statement reflecting the number of whole shares of DRS common stock, if any, that such holder is entitled to receive pursuant to the merger agreement in the name of such record holder. For further information, see “The Merger Agreement—Exchange of Shares”.
Q: Who can help answer my questions?
A: If you have any further questions about the merger or if you need additional copies of this proxy statement/prospectus, you can contact:
RADA Investor Contact
Avi Israel, CFO
Telephone: +972 76 538 6200
Email: mrkt@rada.com
DRS Investor Contact
Cody Slach or Jeff Grampp, CFA Gateway Group
Telephone: +1 949 574 3860
Email: DRS@GatewayIR.com
Q: Where can I find more information about the companies?
A: You are urged to carefully read this proxy statement/prospectus, including its annexes and the documents incorporated by reference into this proxy statement/prospectus. You can find more information about DRS and RADA in the documents described under “Where You Can Find More Information; Incorporation by Reference”.

SUMMARY
For your convenience, provided below is a brief summary of certain information contained in this proxy statement/prospectus. This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you as a RADA shareholder. To understand the merger fully and for a more complete description of the terms of the merger, you should read carefully this entire proxy statement/prospectus, its annexes and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information; Incorporation by Reference”.
Information about DRS (Page 122)
DRS is a leading technology company that provides solutions to defense markets worldwide. These solutions provide battlefield superiority today while shaping the battlefield of tomorrow for the U.S. military and our allies abroad. We focus on four segments of the wider growing defense marketplace, including advanced sensing, network computing, force protection, and electrical power conversion and propulsion. We are focused on these market segments because they are growing faster than the overall defense budgets, we have deep technology advantages in each, and we believe the future demand will increase significantly in these segments. This focus is rooted in our belief that our technologies will not only support our customers in today’s mission but will also underpin their strategy to migrate towards more autonomous, dynamic, interconnected, and multi-domain capabilities needed to win in tomorrow’s battlefields. We expect that our customer’s focus on countering the pacing threat from China and the acute threat from Russia while simultaneously pursuing a counter-terrorism strategy against asymmetric organizations and actors creates an increasing opportunity for DRS’s core technologies and solutions.
DRS benefits from a 50-year legacy of designing and manufacturing innovative and differentiated products and solutions for military applications. The result is a current installed base of products on nearly every platform in the US military. This includes products on every Army combat vehicle, every Naval combatant, every submarine, nearly all Air Force aircraft, and many others. From our earliest products that were sonar systems instrumental in detecting enemy submarines, to today’s best-in-class products including electro-optical and electronic warfare sensors and systems, we have continually developed advanced technologies to address complex military challenges. We continue to target our investments toward high growth areas of defense budgets. Our diverse array of defense systems and solutions are used across land, air, sea, space, and cyber domains, and are offered to all branches of the U.S. military, major aerospace and defense prime contractors, government intelligence agencies, and international military customers.
Our alignment with some of the top defense priorities to address the greatest threats to the U.S. and its allies has allowed us to achieve a 10% compounded annual growth rate (“CAGR”) in revenues from the year ended December 31, 2017 through the year ended December 31, 2021. This growth, which exceeded the DoD budget CAGR of 3.8% during this period, drove our annual revenue to approximately $2.9 billion for the year ended December 31, 2021. During the same five year period, our net earnings improved by $245 million to $154 million, our operating earnings grew $187 million to $236 million and our Adjusted EBITDA grew $129 million to $310 million (CAGR of 14%). Adjusted EBITDA is a non-GAAP measure. These financial metrics do not reflect the impact of certain dispositions with respect to which we entered into definitive agreements prior the announcement of the merger and which were completed in 2022. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Measures—Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to net earnings.
The U.S. future fighting force is expected to be increasingly autonomous. Future platforms are also expected to require greater capabilities in sensing, computing, self-protection, and power to allow them to reduce human dependencies to improve reaction time, increase effectiveness and enhance soldier safety. Our core technologies enable autonomous platforms and manned-unmanned teaming. Our customers are expecting future platforms where sensor data can be fused, aggregated, and understood. Once situational understanding is achieved, it can be rapidly communicated to the command structure. This drive for increased autonomy is shifting value from the platform itself to its electronics and sensors. We are helping to shape these requirements by developing and offering smaller, integrated, and more modular (and thereby able to support a range of platforms and subsystems) and more capable systems using DRS’s core technologies.
Across the spectrum of multi-domain operations on the future battlefield, we believe DRS’s core capabilities in sensing, network computing, force protection, and power and propulsion will help U.S. and allied military forces to maintain a strategic advantage over their enemies. Our technology supports our customers’ heightened needs and is positioned to enable future battlefield platforms designed to maintain dominance.
Our Company consists of seven business units which are organized as two operating segments: Advanced Sensors and Computing and Integrated Mission Systems. Following is additional information on each our operating segments. For information regarding segment performance see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.
Parties to the Merger (Page 222)
Leonardo DRS, Inc.
DRS is a Delaware corporation, headquartered in Arlington, Virginia, and is a leading provider of defense products and technologies including advanced sensing, network computing, force protection, and electrical power conversion and propulsion.
DRS’s principal executive offices are located at 2345 Crystal Drive, Suite 1000 Arlington, VA 22202. DRS’s main telephone number is (703) 416-8000, and its website is www.leonardodrs.com. Information contained on DRS’s website or that can be accessed through its website is not incorporated into and does not constitute a part of this proxy statement/prospectus. DRS has included its website address only as an inactive textual reference and does not intend it to be an active link to its website.
The common stock of DRS, par value $0.01 per share (“DRS common stock”), is not currently publicly traded.
RADA Electronic Industries Ltd.
RADA is a company organized under the laws of Israel, headquartered in Netanya, Israel, and is a global defense electronics company, specializing in the development, manufacture, marketing and sales of tactical land radars for defense forces and for critical infrastructure protection applications, and military avionics for manned and unmanned aircraft.
RADA’s principal executive offices are located at 7 Giborei Israel Street, Netanya 4250407, Israel. RADA’s main telephone number is +972 76 538 6200, and its website is www.rada.com. Information contained on RADA’s website or that can be accessed through its website is not incorporated into and does not constitute a part of this proxy statement/prospectus. RADA has included its website address only as an inactive textual reference and does not intend it to be an active link to its website.
The ordinary shares of RADA, par value New Israeli Shekel 0.03 per share (“RADA shares”), are traded on the NASDAQ and the TASE under the symbol “RADA”.
Blackstart Ltd
Blackstart Ltd, is a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS (“Merger Sub”) which was organized for the purpose of effecting the merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Merger Sub are located at 2345 Crystal Drive, Suite 1000 Arlington, VA 22202 and its telephone number is (703) 416-8000.
The Merger and The Merger Agreement (Page 211 and 257)
DRS, Merger Sub and RADA have entered into the merger agreement, which provides for the merger of Merger Sub, a wholly owned subsidiary of DRS organized under the laws of Israel, with and into RADA. As a result of the merger, Merger Sub (as the target company, or Chevrat Ha’Ya’ad) will be merged with and into RADA (as the absorbing company, or HaChevra Ha’Koletet) as the surviving company of the merger, with RADA thereby becoming a wholly owned subsidiary of DRS. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.
The following diagrams illustrate the simplified structure of DRS, RADA and Merger Sub prior to the consummation of the merger, as well as after the consummation.

Merger Consideration (Page 258)
At the effective time, by virtue of the merger and without any action on the part of the parties or any holder of any capital stock of RADA, each RADA share issued and outstanding immediately prior to the effective time (other than RADA shares owned by DRS, Merger Sub or any other direct or indirect wholly owned subsidiary of DRS, or RADA shares owned by RADA or any direct or indirect wholly owned subsidiary of RADA, and in each case not held on behalf of third parties, referred to as “excluded shares”) will be converted into and become exchangeable for one share of DRS common stock.
Immediately prior to the effective time, the shares of DRS common stock held by US Holding will be split (rounded up to the nearest whole share), as necessary, such that, immediately following the effective time and the issuance of the shares of DRS common stock to holders of RADA shares and the treatment of options to purchase RADA shares as described in the below section titled “Treatment of Equity Awards”: (A) US Holding will hold 80.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis (with US Holding’s ownership percentage including 50% of any awards or other equity interests that DRS may issue pursuant to entitlements under any grants of certain one-time special awards of restricted stock units and performance-based restricted stock units (“One-Time Awards”) and the foregoing percentage calculation excluding any awards or other equity interests that DRS may issue pursuant to entitlements under the DRS’s long-term incentive plan and 50% of any awards or other equity interests that DRS may issue pursuant to entitlements in connection with any grants of One-Time Awards, and such foregoing percentage will assume a reference price for RADA options equal to the volume-weighted average price of the RADA shares on the NASDAQ for the ten trading days immediately prior to the closing date); and (B) the holders of RADA shares and RADA options (or DRS options issued pursuant to the provisions of the merger agreement, as summarized under “Treatment of Equity Awards” below) and other RADA securities will hold or have entitlements to 19.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis (such split, the “stock split”, and the equity ownership of DRS immediately following the closing, the “post-closing equity split”). The foregoing percentage calculation excludes any awards or other equity interests that DRS may issue pursuant to entitlements under the DRS long-term incentive plan or the issuance of any One-Time Awards.
At the effective time, all excluded shares, by virtue of the merger and without any action on the part of the parties or any holder of any excluded shares, will cease to be outstanding, will be cancelled and will cease to exist, and no payment will be made in respect of such shares.
Treatment of Equity Awards (Page 258)
At the effective time, by virtue of the merger and without any action on the part of the holder thereof, each outstanding option to purchase one or more RADA shares (a “RADA option”), whether vested or unvested, granted pursuant to the 2015 Share Option Plan or the 2021 Equity Incentive Plan (together, referred to as the “RADA option plans”) will be assumed by DRS and substituted with an option to purchase shares of DRS common stock (a “DRS option”) in accordance with the terms of the Leonardo DRS Inc. 2022 Omnibus Equity Compensation Plan (the “Omnibus Plan”) and respective award agreement, in accordance with the terms of the option tax ruling (as described in the section entitled “Tax Rulings” below). The right of each holder of a RADA option to exercise the DRS option will be subject to substantially the same terms and conditions, including the applicable vesting schedule, vesting restrictions, continued service requirements and right of vesting upon a qualifying termination of employment, as were applicable to the RADA option immediately prior to the effective time. The number of shares of DRS common stock subject to each DRS option will be equal to the number of RADA shares subject to such RADA option immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share, and the per share exercise price under each such DRS option will be equal to the exercise price per RADA share immediately prior to the effective time, divided by the exchange ratio, rounded up to the nearest whole cent.
DRS’s Reasons for the Merger (Page 244)
At a special meeting held on June 15, 2022, the DRS board of directors determined that the merger agreement, and the transactions contemplated thereby, including the merger (the “transactions”) were advisable and fair to and in the best interests of its stockholder and approved the merger agreement, and the transactions, on the terms and conditions set forth in the merger agreement.
In reaching its decision DRS’s board of directors, as described in the section entitled “The Merger—Background of the Merger” beginning on page 223, held a number of meetings, consulted with DRS’s senior management and its outside financial advisor J.P. Morgan Securities LLC and outside legal advisors Sullivan & Cromwell LLP and Herzog Fox & Neeman, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of RADA and determined that the merger was in the best interests of DRS and its stockholder.
In making its determination, DRS’s board of directors focused on a number of factors, including those listed in the section entitled “The Merger—DRS's Reasons for the Merger” beginning on page 244.
RADA’s Reasons for the Merger (Page 229)
At a special meeting held on June 20, 2022, RADA’s board of directors approved and declared advisable the merger agreement, the other transaction documents and the transactions contemplated thereby.
In reaching its decision to approve and declare advisable the merger agreement, the other transaction documents and the transactions contemplated thereby, RADA’s board of directors, as described in the section entitled “The Merger—Background of the Merger” beginning on page 223, held a number of meetings, consulted with RADA’s senior management, its outside legal advisors, DLA Piper LLP (US) (“DLA Piper”) and S. Friedman, Abramson & Co., Law Offices, and its financial advisor, Evercore Group L.L.C. (“Evercore”), and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of RADA and DRS and determined that the merger was in the best interests of RADA. At its special meeting held on June 20, 2022, after due consideration and consultation with RADA’s senior management and outside legal and financial advisors, RADA’s board of directors approved and declared advisable the merger agreement, the other transaction documents and the transactions contemplated thereby.
In making its determination, RADA’s board of directors focused on a number of factors, including those listed in the section entitled “The Merger—RADA's Reasons for the Merger” beginning on page 229.
Opinion of RADA’s Financial Advisor (Page 232)
Pursuant to an engagement letter dated as of July 6, 2020 (as amended June 6, 2021), RADA engaged Evercore to act as its financial advisor in connection with a possible strategic transaction involving RADA. As part of this engagement, RADA requested that Evercore evaluate the fairness of the exchange ratio pursuant to the merger agreement taking into account the stock split, from a financial point of view, to the holders of the RADA shares.
At a meeting of the RADA board of directors held on June 20, 2022, Evercore rendered to the RADA board of directors its oral opinion, subsequently confirmed in writing, that as of June 20, 2022 and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the exchange ratio pursuant to the merger agreement taking into account the stock split, was fair, from a financial point of view, to the holders of the RADA shares.
The full text of the written opinion of Evercore, dated as of June 20, 2022, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the RADA board of directors in connection with their evaluation of the transactions. The opinion does not constitute a recommendation to the RADA board of directors or to any other persons in respect of the transactions, including as to how any holder of RADA shares should vote or act in respect of the transactions. Evercore’s opinion does not address the relative merits of the transactions, as compared to other business or financial strategies that might be available to RADA, nor does it address the underlying business decision of RADA to engage in the transactions.
For further information, see the section of this proxy statement/prospectus entitled “The Merger—Opinion of RADA’s Financial Advisor” beginning on page 232 and the full text of the written opinion of Evercore attached as Annex B to this proxy statement/prospectus.
Information About the RADA Extraordinary General Meeting (Page 99)
An extraordinary general meeting of RADA’s shareholders to approve the merger will be held on October 19, 2022 at 10:00 a.m., Israel time, at RADA’s principal executive offices at 7 Giborei Israel Street, Netanya, Israel.
Completion of the merger is conditioned on a vote by the requisite majority of RADA shareholders to approve and adopt (i) the agreement and plan of merger date June 21, 2022, among DRS, Merger Sub, and RADA; and (ii) all other transactions contemplated by the merger agreement, all upon the terms and subject to the conditions set forth in the merger agreement (the “merger proposal”).
Only RADA shareholders with RADA shares registered in his, her, its or their name or names as of the close of trading on September 14, 2022, the record date for the meeting, are entitled to vote the RADA shares they held on the record date at the meeting. As of the close of trading on September 7, 2022, 49,726,194 RADA shares were outstanding. Each RADA share outstanding as of the record date is entitled to one vote upon each of the matters presented at the meeting.
The approval of the merger proposal requires the affirmative vote of holders of a majority of the RADA shares present, in person or by proxy, and voting on the merger proposal (not taking into consideration abstentions or broker non-votes) excluding any RADA shares that are held by DRS, Merger Sub or (a) a person holding, directly or indirectly, either (i) 25% or more of the voting rights of DRS or Merger Sub, or (ii) the right to appoint 25% or more of the directors of DRS or Merger Sub, or (b) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by DRS or Merger Sub (any of (a) or (b), a “DRS Related Person”).
Based on information provided by DRS and Merger Sub to RADA, as of the date of this proxy statement/prospectus, RADA is not aware of any holdings of RADA shares by DRS, Merger Sub or any DRS Related Persons.
Abstentions and broker non-votes will not be treated as having been voted in respect of the merger. Consequently, assuming a quorum is present at the meeting, broker non-votes and abstentions will have no effect on the voting with respect to the merger.
RADA is unaware at this time of any other matters that will come before the meeting.
Interests of DRS’s Directors and Executive Officers in the Merger (Page 255)
RADA shareholders should be aware that DRS’s directors and executive officers have interests in the merger that are different from, or in addition to, those of DRS stockholders generally. These interests include, among others:
•Upon the closing of the merger, certain executive officers will be granted One-Time Awards in the form of restricted stock units (“RSUs”) and performance-based restricted stock units (“PRSUs”) pursuant to the Omnibus Plan. For more information on the form and terms of the One-Time Awards, see the section entitled “The Merger—Interests of DRS’s Directors and Executive Officers in the Merger” beginning on page 255.
•DRS’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.
Members of the DRS board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and approving the merger. For more information, see the section entitled “The Merger—Interests of DRS’s Directors and Executive Officers in the Merger” beginning on page 255.
Interests of RADA’s Directors and Executive Officers in the Merger (Page 253)
RADA shareholders should be aware that some of RADA’s directors and executive officers have interests in the merger that are different from, or in addition to, those of RADA shareholders generally. These interests include, among others:
•Subject to RADA shareholder approval, to the extent required, and compliance with the ICL, RADA undertook to pay transaction bonuses in the aggregate amount of $3,800,000, in cash, to Mr. Dubi Sella, Mr. Yossi Ben Shalom, Mr. Avi Israel and Mr. Max Cohen in connection with the merger, each of which will be paid immediately prior to and contingent upon the occurrence of the closing of the merger. For more information, see the section entitled “The Merger—Interests of RADA’s Directors and Executive Officers in the Merger—Transaction Bonuses” beginning on page 253.
•Contingent on the closing of the merger, the approval of the compensation committee of the DRS board of directors (the “DRS compensation committee”) and the approval of the RADA shareholders, DRS will grant retention awards (the “Retention Awards”) in the form of RSUs pursuant to the Omnibus Plan to certain office holders of RADA. For more information on the form and terms of the Retention Awards, see the section entitled “The Merger—Interests of RADA’s Directors and Executive Officers in the Merger—Retention Awards” beginning on page 253.
•Some of the RADA options previously granted to each of Mr. Yossi Ben Shalom, Mr. Guy Zur, Mr. Yossi Weiss, Prof. Alon Dumanis, Ms. Ofra Brown, Mr. Dubi Sella, Mr. Avi Israel, Mr. Yaniv Dorani, Mr. Oleg Kiperman, Mr. Alon. Amitay, Mr. William (Bill) Watson, Mr. Max Cohen and Mr. Scott Wood will vest in full ten days prior to the closing of the merger and the rest, subject to DRS’s approval, will vest immediately thereafter, in each case pursuant to the terms of such options. For more information, see the section entitled “The Merger—Interests of RADA’s Directors and Executive Officers in the Merger—Treatment of RADA Options” beginning on page 254.
•All members of the RADA board of directors as well as all of its executive officers will be entitled to indemnification and insurance coverage by or through RADA. DRS agreed to cause RADA to fulfill such indemnification and insurance obligations following the consummation of the merger pursuant to the terms of the merger agreement. For more information, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 280.
Members of the RADA board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and approving the merger. For more information, see the section entitled “The Merger—Interests of RADA’s Directors and Executive Officers in the Merger” beginning on page 253.
Principal Stockholders of the Company Before and After the Merger (Page 320)
Prior to the completion of the merger, all of the shares of DRS common stock have been owned by US Holding, a wholly owned subsidiary of Leonardo S.p.A. Immediately following the merger, US Holding is expected to hold 80.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis (which ownership percentage includes 50% of any awards or other equity interests that DRS may issue pursuant to entitlements under any grants of One-Time Awards, as described further in the section “The Merger Agreement—Merger Consideration”). Certain directors and named executive officers of DRS will beneficially own DRS common stock following the merger as described in further detail in the section entitled “Principal Stockholders of the Company Before and After the Merger” beginning on page 320.
Certain Beneficial Owners of RADA Shares (Page 322)
At the close of business on September 7, 2022, directors and executive officers of RADA beneficially owned approximately 3,393,312 RADA shares, collectively representing 6.64% of RADA shares issued and outstanding on September 7, 2022. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. For more information regarding the security ownership of RADA directors and executive officers, see the information provided in the section entitled “Certain Beneficial Owners of RADA shares” beginning on page 322.
Regulatory Approvals (Page 252)
The completion of the merger is subject to the receipt of certain approvals from, and/or making certain filings with, regulatory authorities in the United States, the United Kingdom and Israel.
With respect to the United States, the parties have determined that the merger is exempt from the premerger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). As such, the merger is not expected to be subject to any filing requirements with U.S. federal competition authorities, however the merger may be subject to expiration of the applicable waiting period (or any extensions thereof) under the HSR Act, solely to the extent that DRS, as promptly as practicable following the date that is 60 days prior to the anticipated closing date, determines in its reasonable discretion that an applicable exemption from the HSR Act is no longer available in connection with the transactions. The merger also cannot be completed until approval has been obtained from the interagency Committee on Foreign Investment in the United States (“CFIUS”). DRS and RADA submitted a draft joint voluntary notice to CFIUS with respect to the merger on August 3, 2022 and a formal joint voluntary notice on August 24, 2022, and CFIUS accepted the notice and began formal review on September 8, 2022. The completion of the merger is also subject to approval from the Defense Counterintelligence and Security Agency (“DCSA”).

With respect to the United Kingdom, the new investment screening regime under the National Security and Investment Act 2021 (the “UK NSIA”) came into full effect on January 4, 2022. Pursuant to the new investment screening regime, certain transactions involving entities that carry on specified activities in the United Kingdom must be approved by the Secretary of State at the Department of Business, Energy and Industrial Strategy of the United Kingdom (the “UK Secretary of State”) before closing. DRS submitted a notice pursuant to the UK NSIA (the “UK NSIA Notice”) to the UK Secretary of State on July 18, 2022 and which notice was accepted as complete on July 20, 2022. UK NSIA approval was obtained on August 25, 2022.
RADA has also sought and received approval from the Israeli Ministry of Defense’s Defense Export Control Agency, and has sought approval from the Israeli Director of Security of the Defense Establishment.
At any time before or after consummation of the merger, notwithstanding the determination by DRS that the merger is exempt from the premerger notification requirements of the HSR Act, the Department of Justice (“DOJ”), the Federal Trade Commission (“FTC”), or any state or foreign governmental entity, could take such action under antitrust, competition or other foreign investment laws or regulations as each deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of DRS and RADA. Private parties also may seek to take legal action under the antitrust, competition or other foreign investment laws under certain circumstances. There can be no assurance that the DOJ, FTC, or any other state or foreign governmental entity or any private party will not attempt to challenge the merger on antitrust, competition, foreign investment or other grounds, and, if such a challenge is made, there can be no assurance as to its result.
No Appraisal Rights (Page 101)
Under the ICL, holders of RADA shares are not entitled to statutory appraisal rights in connection with the merger.
Conditions to the Completion of the Merger (Page 283)
Each party’s obligation to consummate the merger is subject to the satisfaction or waiver at or prior to the effective time of each of the following conditions:
•receipt of the required vote of RADA shareholders to approve the merger agreement (the “requisite RADA vote”);
•the shares of DRS common stock issuable to the holders of RADA shares pursuant to the merger agreement must have been authorized for listing on the NASDAQ upon official notice of issuance;
•obtaining approval from CFIUS, DCSA and the UK Secretary of State pursuant to the UK NSIA (which UK NSIA approval was obtained on August 25, 2022) and all other requisite consents, orders, approvals, filings and declarations and all expirations of waiting periods required under the HSR Act solely to the extent that DRS, as promptly as practicable following the date that is 60 days prior to the anticipated closing date, determines in its reasonable discretion that an applicable exemption from the HSR Act is no longer available in connection with the transactions (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, the “requisite regulatory approvals”), and the continued full force and effectiveness of the requisite regulatory approvals;
•the absence of any law or order (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any governmental entity that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the merger and the other transactions contemplated by the merger agreement;
•the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC;
•at least 50 days having elapsed after the filing of the merger proposal with the Israeli Companies Registrar and at least 30 days having elapsed after the requisite RADA vote in accordance with Israeli Law;

•either (A) DRS must have obtained (i)(a) an exemption or agreement from the ISA to exempt or agree not to take any action in connection with the issuance of DRS common stock without a publication of a prospectus in accordance with the ISL and (b) an exemption from the requirements of the ISL concerning the publication of an Israeli prospectus in respect of the new stock incentive plan and any grants thereunder including the exchange of RADA options for DRS options in accordance with the provisions of the merger agreement, pursuant to Section 15D of the ISL, or alternatively the ISA’s confirmation that the exchange of RADA options for DRS options is exempt from prospectus requirements or does not trigger prospectus requirements and (ii) approval from ISA and the TASE of a request to register all of DRS common stock for trading on the TASE and to apply to DRS the reporting arrangements under Chapter E3 of the ISL; or (B) DRS, at is sole discretion, elected to publish a prospectus in accordance with the ISL and received the approval of the ISA for the Israeli prospectus; and
•the provision of evidence from DRS to RADA that the new stock incentive plan has been adopted.
In addition, the obligations of DRS and Merger Sub to consummate the merger are subject to the satisfaction or waiver by DRS of the following additional conditions:
•each of the representations and warranties of RADA regarding organization, good standing and qualification, capital structure (except for de minimis inaccuracies), corporate authority, approval and fairness, the RADA no Material Adverse Effect (“MAE”) representation, takeover statutes and stockholders rights agreements and brokers and finders must have been true and correct as of the date of the merger agreement and as of the closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct as of such particular date or period of time);
•each other representation and warranty of RADA set forth in the merger agreement must have been true and correct as of the date of the merger agreement and as of the closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or material adverse effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to RADA;
•RADA must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing;
•since the date of the merger agreement, there must not have occurred any effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to RADA;
•the receipt by DRS and Merger Sub of a certificate signed by an executive officer of RADA certifying that the conditions set forth in the four immediately preceding bullets have been satisfied;
•all requisite regulatory approvals must have been filed, occurred or been obtained (as applicable) and must be in full force and effect without the imposition of any term, condition or consequence the acceptance of which would constitute a substantial detriment; and
•obtaining the approval and the continued full force and effectiveness of the approval of the transactions contemplated by the merger agreement by the Israeli Ministry of Defense’s Export Control Agency (which approval was obtained on May 23, 2022) and the Israeli Director of Security of the Defense Establishment, without the imposition of any condition, term or consequence the acceptance of which would constitute a substantial detriment.

In addition, the obligation of RADA to consummate the merger is subject to the satisfaction or waiver by RADA of the following additional conditions:
•each of the representations and warranties of DRS regarding organization, good standing and qualification, capital structure of DRS and Merger Sub (except for de minimis inaccuracies), corporate authority and approval, the DRS no MAE representation, and brokers and finders must have been true and correct as of the date of the merger agreement and as of the closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct as of such particular date or period of time);
•each other representation and warranty of DRS and Merger Sub set forth in the merger agreement must have been true and correct as of the date of the merger agreement and as of the closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or parent material adverse effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to DRS;
•each of DRS and Merger Sub must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing;
•since the date of the merger agreement, there must not have occurred any effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to DRS; and
•the receipt by RADA of a certificate signed by an executive officer of DRS certifying that the conditions set forth in the four immediately preceding bullets have been satisfied.
No Solicitation of Acquisition Proposals (Page 272)
From and after the date of the merger agreement until the earlier of the closing or the valid termination of the merger agreement, except as expressly permitted by the merger agreement, RADA has agreed that it will not, and none of its subsidiaries will, and RADA will not authorize any of its directors, officers, employees, principals, partners, managers, members, consultants, investment bankers, financial advisors, legal counsel, attorneys in fact, accountants or other advisors, agents or other representatives, in each case acting in their capacity as such (collectively, “representatives”) to, directly or indirectly:
•initiate, solicit, propose, knowingly or intentionally encourage, knowingly or intentionally take any action to or facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal;
•engage in, continue or otherwise participate in any discussions with or negotiations relating to any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal;
•provide any information to any person in connection with any acquisition proposal or any proposal or offer that would reasonably be expected to lead to an acquisition proposal;
•otherwise knowingly or intentionally facilitate any effort or attempt to make an acquisition proposal; or
•except as expressly permitted by, and after compliance with, the provisions of the merger agreement with respect to a change of recommendation or termination of the merger agreement by RADA prior to receipt of the requisite RADA shareholder vote if the RADA board of directors has authorized RADA to enter into an alternative acquisition agreement in response to a superior proposal and pays the termination fee pursuant to the merger agreement, as applicable, cause or permit RADA to enter into an alternative acquisition agreement.

Notwithstanding the restrictions described above, prior to the time, but not after, the requisite RADA vote is obtained, in response to an unsolicited, bona fide written acquisition proposal that did not arise from or in connection with a breach of the above obligations, RADA may:
•contact the person or any of its representatives who has made such acquisition proposal solely to clarify the terms of such acquisition proposal so that the RADA board of directors (or any committee thereof) may inform itself about such acquisition proposal;
•provide information in response to a request therefor (including non-public information regarding it or any of its subsidiaries) to the person who made such acquisition proposal, provided that such information has previously been made available to, or is made available to, DRS prior to or concurrently with the time such information is made available to such person and that, prior to furnishing any such information, RADA negotiates and receives from the person making such acquisition proposal an executed confidentiality agreement with terms not less restrictive to the other party than the terms in the confidentiality agreement executed by RADA and DRS are on DRS (an “acceptable confidentiality agreement”); and
•participate in any discussions or negotiations with any such person regarding such acquisition proposal;
in each case, if, and only if, prior to doing so, the RADA board of directors determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with its financial advisor, such acquisition proposal either constitutes a superior proposal or would reasonably be expected to result in a superior proposal and (B) failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of fiduciary duties under applicable law.
A “superior proposal” means an unsolicited, bona fide written acquisition proposal made after the date of the merger agreement that would result in a person or a group (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than DRS or any of its subsidiaries or controlled affiliates, becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of RADA (or of the surviving entity in a merger involving RADA as applicable) or more than 50% of the consolidated net revenues, net income or total assets (including equity securities of its subsidiaries), of RADA that the RADA board of directors has determined in good faith, after consultation with outside legal counsel and its financial advisor that if consummated, would result in a transaction more favorable to RADA’s shareholders from a financial point of view than the merger (after taking into account any revisions to the terms of the merger agreement proposed by RADA pursuant to the terms of the merger agreement).
No Change of Recommendation (Page 274)
The RADA board of directors, including any committee thereof, has agreed that, except as otherwise set forth in the merger agreement, it will not:
•withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the RADA recommendation;
•fail to include the RADA recommendation in this proxy statement/prospectus;
•fail to recommend, within ten (10) business days after the commencement of an acquisition proposal through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding RADA shares (other than by DRS or an affiliate of DRS), against acceptance of such tender offer or exchange offer by its shareholders;
•fail to publicly reaffirm the RADA recommendation within ten (10) business days after receipt of a written request by RADA to do so following an acquisition proposal (or modification to the financial terms thereof or modification of any other material term thereof) becoming publicly known or being delivered to RADA or any of its subsidiaries or its or their representatives; or
•approve or recommend (it being understood that an internal discussion among the directors of the RADA board of directors with respect to an acquisition proposal will not in and of itself constitute a recommendation) or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than an acceptable confidentiality agreement) relating to or providing for any acquisition proposal, (an “alternative acquisition agreement”), and any of the actions set forth in the this bullet or the preceding four bullets, or any resolution or agreement to do any of the forgoing, which is referred to as a “change of recommendation”.
Notwithstanding anything in the merger agreement to the contrary, prior to the time the required RADA vote is obtained the RADA board of directors may effect a change of recommendation if:
•either (A) an unsolicited, bona fide written acquisition proposal that did not arise from or in connection with a breach of the obligations set forth in the merger agreement is received by RADA and is not withdrawn, and the RADA board of directors determines in good faith, after consultation with outside legal counsel and its financial advisor, that such acquisition proposal constitutes a superior proposal or (B) an intervening event (as defined below) has occurred; and
•the RADA board of directors determines in good faith, after consultation with outside legal counsel and its financial advisor, that failure to effect a change of recommendation in response to such superior proposal or intervening event, as applicable, would reasonably be expected to be inconsistent with the directors’ exercise of fiduciary duties under applicable law.
Prior to making any change of recommendation or taking any action to terminate the merger agreement, RADA is required to deliver a written notice of such action and the basis for such change of recommendation by 5:00 p.m. Israel time on the fifth (5th) business day after the date on which RADA has given DRS such written notice (such period, the “match period”), which notice must set forth in writing that the RADA board of directors intends to consider whether to take such action; and in the case of a superior proposal, comply in all material respects in form, substance and delivery with the provisions of the merger agreement, and in the case of an intervening event, including a reasonable description of such intervening event. After giving such notice and prior to effecting such change of recommendation or taking such action to terminate the merger agreement pursuant to its terms, RADA must, and must cause its subsidiaries and its and their employees, financial advisor, outside legal counsel and other representatives to, negotiate in good faith with DRS (to the extent DRS wishes to negotiate) to make such revisions to the terms of the merger agreement as would permit the RADA board of directors not to effect a change of recommendation or to take such action to terminate the merger agreement pursuant to its terms in response thereto. At the end of the match period, prior to taking action to effect a change of recommendation or taking action to terminate the merger agreement pursuant to its terms, the RADA board of directors must take into account any changes to the terms of the merger agreement proposed by DRS in writing and any other information offered by DRS in response to the notice, and must have determined in good faith after consultation with outside legal counsel and its financial advisor that (A) in the case of a superior proposal, the superior proposal would continue to constitute a superior proposal, and (B) in the case of an intervening event, that the failure to effect a change of recommendation in response to such intervening event would reasonably be expected to be inconsistent with the directors’ exercise of fiduciary duties under applicable law, in each case, if such changes offered in writing were to be given effect. Any modification or amendment to any acquisition proposal will be deemed to be a new acquisition proposal for purposes of the merger agreement except that the advance written notice obligation set forth above will instead end at 5:00 p.m. Israel time on the third business day after the date on which RADA has given DRS a change of recommendation notice.
An “intervening event” means any material positive effect after the date of the merger agreement on the financial condition, properties, assets, operations, liabilities, business or results of operations of RADA and its subsidiaries, taken as a whole, that was not known by nor was reasonably foreseeable to the RADA board of directors or RADA management as of the date of the merger agreement and the material consequences of which were not reasonably foreseeable, as of the date of the merger agreement but become known to the RADA board of directors and RADA management prior to the receipt of requisite RADA vote. “Intervening Event” will exclude any effect related to (i) any acquisition proposal or a superior proposal or any inquiry or communications or matters relating thereto; (ii) the fact that RADA meets any internal or public projections or forecasts or estimates of revenues or earnings for any period (it being understood that the underlying cause of such fact may be taken into consideration); (iii) the failure of DRS to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period (it being understood that the underlying cause of such failure may be taken into consideration); or (iv) any change in the market price or change in the trading volume of the RADA shares (it being understood that the underlying cause of any such change may be taken into consideration).
Nothing contained in the merger agreement will prevent RADA from complying with its disclosure obligations under Israeli or United States federal or state law with regard to an acquisition proposal or making any disclosure to its shareholders, in each case, if the RADA board of directors determines in good faith (after consultation with and receiving advice of its outside legal counsel) that the failure to do so would violate the directors’ fiduciary duties under applicable law, except that any such disclosure or statement that constitutes or contains a change of recommendation will be subject to the terms of the merger agreement and DRS will have the right to terminate the merger agreement as set forth in the merger agreement unless RADA expressly and promptly (and in any event within 24 hours) reaffirms in a public statement the company recommendation, it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act will not be deemed to be a change of recommendation.
Termination of the Merger Agreement (Page 285)
Termination by Mutual Consent
The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time by mutual written consent of RADA and DRS by action of their respective boards of directors.
Termination by Either DRS or RADA
Either DRS or RADA may terminate the merger agreement by action of its respective board of directors at any time prior to the effective time if:
•the merger has not been completed by 5:00 p.m. (Israel time) on June 30, 2023 (the “outside date”) although such right to terminate will not be available to any party that has breached its obligations set forth in the merger agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to the consummation of the merger prior to the outside date (the “outside date termination”);
•the requisite RADA vote has not been obtained at the RADA extraordinary general meeting or at any adjournment or postponement thereof taken in accordance with the merger agreement (“no requisite RADA vote termination”); or
•any law or governmental order permanently restraining, enjoining or otherwise prohibiting consummation of the merger has become final and non-appealable; provided that the right to such termination will not be available to any party that has breached its obligations set forth in the merger agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to the consummation of the merger.
Termination by DRS
DRS may terminate the merger agreement and the merger may be abandoned at any time prior to the effective time by action of the DRS board of directors:
•prior to the time the requisite RADA vote is obtained, if:
•the RADA board of directors has made a change of recommendation;
•RADA materially breaches its “no shop” obligations under the merger agreement as a result of or in connection with actions taken (or failed to be taken) by certain key employees of RADA or RADA’s financial advisors or legal advisors; or

•RADA materially breaches its “no shop” obligations under the merger agreement and such breach has resulted in the receipt of any acquisition proposal, with this bullet and the foregoing bullet referred to as a “no shop breach termination”; or
•if at any time prior to the effective time, there has been a breach by RADA of any representation, warranty, covenant or agreement set forth the merger agreement, or if any representation or warranty of RADA will have become untrue, in either case, such that the conditions in the merger agreement regarding the accuracy of RADA’s representations and warranties and the performance of its obligations would not be satisfied and such breach or failure to be true and correct is not curable prior to the outside date, or if curable prior to the outside date, has not been cured within the earlier of 30 days after the giving of notice thereof by DRS to RADA or three business days prior to the outside date, provided however that the right to terminate the merger agreement pursuant to this section will not be available to DRS if it has breached its obligations set forth the merger agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to the consummation of the merger (the “RADA material breach termination”).
Termination by RADA
RADA may terminate the merger agreement and the merger may be abandoned by the RADA board of directors if:
•prior to the time the requisite RADA vote is obtained, the RADA board of directors authorizes RADA to enter into an alternative acquisition agreement in response to a superior proposal, in accordance with the terms and subject to the conditions of the merger agreement, and RADA immediately prior to or concurrently with such termination pays to DRS in immediately available funds the RADA termination fee (such termination, the “fiduciary out termination”);
•at any time prior to the effective time, there has been a breach by DRS or Merger Sub of any representation, warranty, covenant or agreement set forth the merger agreement, or if any representation or warranty of DRS or Merger Sub will have become untrue, in either case, such that the conditions in the merger agreement regarding the accuracy of DRS’s or Merger Sub’s representations and warranties and the performance of their obligations would not be satisfied and such breach or failure to be true and correct is not curable prior to the outside date, or if curable prior to the outside date, has not been cured within the earlier of 30 days after the giving of notice thereof by RADA to DRS or three business days prior to the outside date, provided however that the right to terminate the merger agreement pursuant to this section will not be available to RADA if it has breached its obligations set forth the merger agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to the consummation of the merger (such termination, the “DRS material breach termination”); or
•at any time after the date of the merger agreement but prior to the effective time or earlier termination of the merger agreement, DRS materially breaches its obligations with respect to an alternative offering.
Termination Fee (Page 287)
RADA will be required to pay to DRS a termination fee of $40 million (the “RADA termination fee”) if the merger agreement is terminated:
•(i) by either party because the merger has not been consummated prior to the outside date, (ii) by either party upon the requisite RADA vote not being obtained or (iii) upon a RADA material breach termination and, in each case,
•(A) an alternative acquisition proposal has been made to RADA or any of its subsidiaries or publicly to any of its shareholders, or
•(B) any person has publicly announced an intention to make an acquisition proposal and such proposal has not been publicly withdrawn at least five business days prior to the date of termination with respect to the outside date termination or the RADA material breach termination, or

•(C) five business days before the RADA extraordinary general meeting, with respect to the no requisite RADA vote termination, and within twelve months of such termination, RADA or any of its subsidiaries has entered into an alternative acquisition agreement or otherwise consummated an acquisition proposal or an acquisition proposal is consummated;
•by DRS prior to obtaining the requisite RADA vote, either (A) because the RADA board of directors effected a change of recommendation or (B) pursuant to a no shop breach termination;
•by RADA pursuant to the fiduciary out termination; or
•by RADA pursuant to a no requisite RADA vote termination, at a time when DRS would have been entitled to effect a no shop breach termination.
Accounting Treatment (Page 256)
DRS and RADA prepare their respective financial statements in accordance with U.S. GAAP. The merger will be accounted for as an acquisition of RADA by DRS under the acquisition method of accounting in accordance with U.S. GAAP. DRS will be treated as the acquiror for accounting purposes.
Material U.S. Federal Income Tax Consequences (Page 293)
As further described below in the section entitled “Material United States Federal Income Tax Consequences”, the merger is intended to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the merger is so treated, the exchange of RADA shares for shares of DRS common stock will be tax-free to U.S. holders (as defined below under the section entitled “Material U.S. Federal Income Tax Consequences”).
You should read the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 293 of this proxy statement/prospectus for a more complete discussion of the material United States federal income tax consequences of the merger.
Material Israeli Tax Consequences of the Merger (Page 299)
Although the exchange of RADA shares for the merger consideration would generally be treated as a sale and subject to Israeli tax both for Israeli and non-Israeli resident shareholders of RADA, certain relief and/or exemptions may be available under Israeli law or under applicable tax treaties. In addition, RADA, with the assistance of DRS, has submitted an application for a ruling from the Israel Tax Authority confirming the deferral of the capital gains tax event for RADA shareholders who elect to be part of such ruling (and generally hold less than 5% of RADA's issued and outstanding shares), regarding the exchange of RADA shares for the merger consideration, pursuant to Section 104H of the Israeli Income Tax Ordinance [New Version], 1961, as amended, all subject to the conditions to be detailed in such ruling.
This proxy statement/prospectus contains a discussion of the material Israeli income tax consequences of the merger and the ownership and disposition of DRS common stock received in the merger. This discussion does not address any non-Israeli tax consequences. You should consult your own tax advisors regarding the particular Israeli income tax consequences to you of the merger and of the ownership and disposition of DRS common stock received in the merger in light of your particular circumstances, as well as the particular tax consequences to you under any other tax laws.
Comparison of Rights of RADA Shareholders and DRS Stockholders (Page 307)
Upon completion of the merger, RADA shareholders receiving shares of DRS common stock will become stockholders of the combined company, and their rights will be governed by Delaware law and the governing corporate documents of the combined company in effect at the effective time, copies of which are attached as exhibits to this proxy statement/prospectus. RADA shareholders will have different rights once they become stockholders of the combined company due to differences between Delaware and Israeli law and the governing corporate documents of RADA and the governing corporate documents of the combined company. These differences are described in more detail under the section entitled “Comparison of Rights of RADA Shareholders and DRS Stockholders” beginning on page 307.
NASDAQ and TASE Listings; Delisting and Deregistration of RADA shares (Page 252)
DRS has agreed to use its reasonable best efforts to cause DRS common stock, including the shares of DRS common stock to be issued in the merger, to be approved for listing on the NASDAQ and the TASE, subject to official notice of issuance, prior to the completion of the merger. Upon completion of the merger, DRS common stock is expected to be listed on the NASDAQ and the TASE under the ticker symbol “DRS”.
If the merger is completed, RADA shares will be delisted from the NASDAQ and the TASE and deregistered under the Exchange Act and the Israeli Securities Law, and RADA will no longer be required to file periodic reports with the SEC with respect to RADA shares.
Risk Factors (Page 33)
In evaluating the merger agreement, the merger or the issuance of shares of DRS common stock in the merger, you should carefully read this proxy statement/prospectus and give special consideration to the summary of risk factors described below together with all the other information included in this proxy statement/prospectus and the risk factors discussed in the section entitled “Risk Factors” beginning on page 33. Certain of the risks related to the merger, DRS’s business, RADA’s business and the combined company, include, but are not limited to, the following:
•Because the exchange ratio is fixed and will not be adjusted in the event of any change in either DRS’s or RADA’s share price, the value of the combined company is uncertain. The shares of DRS common stock to be received by RADA shareholders as a result of the merger will have rights different from the RADA shares.
•Until the completion of the merger or the termination of the merger agreement in accordance with its terms, DRS and RADA are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to DRS or RADA and their respective stockholders and shareholders. Whether or not the merger is completed, the pendency of the merger could cause disruptions in the businesses of DRS and RADA, which could have an adverse effect on their respective businesses and financial results.
•DRS and RADA must obtain certain regulatory approvals and clearances to consummate the merger, and satisfy certain closing conditions which, if delayed, not satisfied or granted, or granted with unacceptable conditions, could prevent, substantially delay or impair consummation of the merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the merger.
•Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the merger.
•The directors and executive officers of DRS and RADA have interests and arrangements that may be different from, or in addition to, those of DRS and RADA shareholders generally.
•RADA shareholders will not be entitled to dissenters’, appraisal, cash exit or similar rights in the merger.
•DRS depends on U.S. defense spending for the vast majority of DRS’s revenues. Disruptions or deteriorations in DRS’s relationships with the relevant agencies of the U.S. government could have a material adverse impact on DRS’s business, financial condition and results of operations.
•Significant delays or reductions in appropriations for DRS’s and RADA’s programs and changes in U.S. or foreign government priorities and spending levels more broadly may negatively impact DRS’s and RADA’s businesses and could have a material adverse impact on DRS’s or RADA’s business, financial condition and results of operations.

•The COVID-19 pandemic and related impacts have had and are likely to continue to have an adverse impact on DRS’s and RADA’s business, financial condition and results of operations.
•DRS and RADA operate in a highly regulated environment and are subject to a number of procurement, international trade, and other rules and regulations and requirements, including in the case of DRS the National Industrial Security Program Operating Manual, related to the defense industry, their products and the business they operate. If DRS or RADA fail to comply with such rules, regulations or other requirements, they may be unable to compete for or perform on contracts, and may be subject to civil and/or criminal penalties and/or administrative sanctions.
•DRS may not realize the full value of DRS’s total estimated remaining contract value or bookings.
•DRS and RADA face intense competition and may suffer losses if they fail to compete efficiently, or if their products fail to achieve market acceptance, which could adversely affect DRS’s or RADA’s business, financial condition and results of operations.
•Contractual disputes with industry participants or the inability of DRS’s or RADA’s key suppliers to timely deliver components, parts or services, could cause their products, systems, or services to be produced or delivered in an untimely or unsatisfactory manner.
•DRS and RADA are susceptible to a security breach, through cyber attack, cyber intrusion, insider threats or otherwise, and to other significant disruptions of their IT networks and related systems or of those they operate for their customers.
•DRS and RADA may be at greater risk from terrorism and other threats to their physical security and personnel, than other companies.
•DRS and RADA may not be able to fully exploit or obtain patents or other intellectual property protections necessary to secure their proprietary technology. Third parties have claimed in the past and may claim in the future that DRS or RADA is infringing directly or indirectly upon their intellectual property rights, and third parties may infringe upon DRS’s or RADA’s intellectual property rights.
•DRS’s reputation and ability to do business may be impacted by the improper conduct of DRS’s employees, agents, affiliates, subcontractors, suppliers, business partners or joint ventures in which DRS participates. DRS remains subject to reputational and other risks as a result of the conviction of the chief executive officer of Leonardo S.p.A. on charges of false statements and market manipulation related to his previous role as chairman of the Italian banking entity, Banca Monte dei Paschi di Siena.
•The outcome of litigation, arbitration, investigations, claims, disputes, enforcement actions and other legal proceedings in which DRS is involved from time to time is unpredictable, and an adverse decision in any such matter could have a material adverse impact on DRS’s business, financial condition and results of operations.
•DRS’s business could be harmed in the event of a prolonged work stoppage. A failure by DRS or RADA to attract and retain technical and other key personnel could reduce DRS’s or RADA’s revenues and their operational effectiveness.
•DRS cannot predict the consequences of future geo-political events, but they may adversely affect the markets in which DRS operates, DRS’s ability to insure against risks, DRS’s operations or results of operations. Political, economic and military instability in Israel may disrupt RADA’s operations and negatively affect RADA’s business condition, harm RADA’s results of operations and adversely affect RADA’s share price.
•DRS operates under a commitment letter, dated as of February 26, 2021 (the letter, together with all of its requirements, the “Commitment Letter”) with the DoD that regulates significant areas of DRS’s governance. If DRS fails to comply with the Commitment Letter DRS’s classified U.S. government contracts could be terminated, which could have a material adverse impact on DRS’s business, financial condition and results of operations.
•DRS’s ultimate majority stockholder, Leonardo S.p.A., may have interests that are different from, or conflict with, those of DRS’s other stockholders, and Leonardo S.p.A.’s significant (indirect) ownership in DRS may discourage change of control transactions.
•RADA has a history of operating losses and may not be able to sustain profitable operations in the future. To the extent that RADA incurs operating losses in the future, RADA may not have sufficient working capital to fund RADA’s operations.
•RADA depends on sales to key customers and the loss of one or more of RADA’s key customers would result in a loss of a significant amount of RADA’s revenues.
•The combined company may not be able to retain customers or suppliers or customers or suppliers may seek to modify contractual obligations with the combined company, which could have an adverse effect on the combined company’s business and operations.
•Combining the businesses of DRS and RADA may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the merger, which may adversely affect the combined company’s business results and negatively affect the value of the common stock of DRS following the merger.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF DRS
The financial information included in the Consolidated Statements of Earnings (Loss) Data for the years ended December 31, 2021, 2020 and 2019, and the Consolidated Balance Sheet Data as of December 31, 2021 and 2020 has been derived from our audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The financial information included in Consolidated Statements of Earnings for the six months ended June 30, 2022 and 2021 and for the Consolidated Balance Sheet data as of June 30, 2022 have been derived from our 2022 unaudited quarterly Consolidated Financial Statements. The unaudited quarterly Consolidated Financial Statements have been prepared on the same basis as the audited Consolidated Financial Statements and in the opinion of management, reflect all adjustments necessary for the fair presentation of the Consolidated Financial Statements. The financial information below does not reflect the impact of disposition activities for which we entered into definitive agreements prior to the announcement of the merger. This summary consolidated financial data should be read in conjunction with the section entitled “Information About DRS—Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “DRS’s Unaudited Financial Projections”, “Unaudited Pro Forma Condensed Combined Financial Statements” and the financial statements of DRS included elsewhere in this proxy statement/prospectus. Historical results are not indicative of future operating results.

	Six Months Ended June 30,		Year Ended December 31,
($ in millions, except for per share data)	2022	2021	2021	2020	2019
Data:
Total revenues	$1,239	$1,339	2,879	$2,778	$2,714
Operating earnings	98	102	236	181	163
Net earnings (loss)	$61	$61	$154	$85	$75
Basic and diluted earnings (loss) per share: (1)	0.42	0.42	1.06	0.59	0.52
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(242)	$(185)	$178	$125	$157
Other Financial Data:
Adjusted EBITDA (2)	$140	$140	$310	$268	$234
Adjusted EBITDA Margin (2)	11.3%	10.4%	10.8%	9.6%	8.6%
Free cash flow (2)	$(264)	$(214)	$118	$74	$110
Backlog (3)	$3,051	$3,387	$2,861	$3,291	$2,844
Bookings (3)	$1,430	$1,435	$2,595	$3,055	$2,923
__________________
(1)Gives effect to a 1,450,000-for-1 forward stock split on our common stock effected on February 25, 2021.
(2)Adjusted EBITDA, Adjusted EBITDA Margin and free cash flow are non-GAAP measures. Refer to “Information About DRS—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Measures—Non-GAAP Financial Measures” for definitions, additional discussion of management’s use of non-GAAP measures as supplemental financial measures and reconciliations of net earnings (loss) to Adjusted EBITDA and net cash provided by operating activities to free cash flow. Adjusted EBITDA, Adjusted EBITDA Margin and free cash flow may not be comparable to similarly titled non-GAAP measures of other companies as other companies may have calculated the measures differently.
(3)Refer to “Information About DRS—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Measures” for the definition and additional discussion of management’s use of backlog and bookings as key operating and financial measures.

Consolidated Balance Sheet Data	Year Ended December 31,
($ in millions)	2021	2020	2019
Cash and cash equivalents	$240	$61	$85
Total assets	3,069	2,956	2,888
Long-term debt	352	374	656
Total shareholder’s equity	1,593	1,427	1,019

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF RADA
The following tables present selected consolidated summary financial data for RADA, as of and for each of the fiscal years of RADA ended December 31, 2021, 2020, and 2019 and as of and for the six months ended June 30, 2022 and 2021. The selected historical consolidated statement of operations data set forth with respect to the fiscal years ended December 31, 2021 and 2020, and the consolidated balance sheet data as of December 31, 2021 and 2020, have been derived from the audited financial statements included in RADA’s Annual Report on Form 20‑F for the year ended December 31, 2021, which is incorporated by reference into this proxy statement/prospectus, and have been prepared in accordance with U.S. GAAP. The consolidated statement of operations data set forth in this section with respect to the fiscal year ended December 31, 2019, and the consolidated balance sheet data as of December 31, 2019, have been derived from audited consolidated financial statements for such year, which are not incorporated by reference into this proxy statement/prospectus, and have also been prepared in accordance with U.S. GAAP. The consolidated statement of operations data set forth in this section with respect to the six months ended June 30, 2022 and 2021 and as of June 30, 2022 have been derived from RADA’s unaudited condensed consolidated financial information consisting of a balance sheet and statement of operations included as Exhibit 99.1 to its Report on Form 6-K furnished with the SEC on August 17, 2022, which financial information is incorporated by reference into this proxy statement/prospectus. The unaudited balance sheet data as of June 30, 2021 have been derived from unaudited financial information that is not incorporated into this proxy statement/prospectus. The unaudited interim financial information has been prepared on a basis consistent with RADA’s audited financial statements and, in the opinion of RADA’s management, includes all adjustments that RADA’s management considers necessary for the fair statement of the information for the unaudited periods.
The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in RADA’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC. See the section entitled “Where You Can Find More Information; Incorporation by Reference” in this proxy statement/prospectus.

	Six Months Ended June 30,		Year Ended December 31,
($ in millions, except for per share data)	2022	2021	2021	2020	2019
Data:
Revenues	$46	$53	$117	$76	$44
Operating income (loss)	$(4)	$8	$20	$5	$(2)
Net income (loss)	$(5)	$14	$25	$6	$(2)
Basic net income (loss) per RADA Share(1)	$(0.10)	$0.30	$0.52	$0.13	$(0.05)
Diluted net income (loss) per RADA Share(2)	$(0.10)	$0.29	$0.50	$0.13	$(0.05)
Other Financial Data:
Adjusted EBITDA(3)	$3	$11	$27	$10	$—
__________________
(1)The weighted average number of RADA shares used for computing basic net income (loss) per share for the six months ended June 30, 2022 and 2021 and for the year ended December 31, 2021, 2020 and 2019 were 49,592,329; 47,145,784, 48,255,097; 43,321,058; and 38,148,756 respectively.
(2)The weighted average number of RADA shares used for computing diluted net income (loss) per share for the six months ended June 30, 2022 and 2021 and for the year ended December 31, 2021, 2020 and 2019 were 51,120,644; 49,123,135, 50,077,416; 44,565,379; and 38,841,866 respectively.
(3)Adjusted EBITDA is a non-GAAP measure. Refer to “The Merger—Certain Unaudited Combined Financial Information” for definitions and reconciliation to the most directly comparable U.S. GAAP measure.

Consolidated Balance Sheet Data	Year Ended December 31,
($ in millions)	2021	2020	2019
Cash and cash equivalents	$79	$36	$14
Total assets	$204	$107	$65
Total long-term liabilities	$10	$10	$7
Total equity	$156	$72	$41

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following tables set forth summary selected unaudited pro forma condensed combined financial information (which is herein referred to as the “summary pro forma financial information”), presented to illustrate the estimated effects of the proposed business combination including certain accounting adjustments, which were prepared in accordance with U.S. GAAP using the acquisition method of accounting with DRS designated as the accounting acquirer of RADA. See “The Merger—Accounting Treatment” and “Unaudited Pro Forma Condensed Combined Financial Statements”. Pursuant to the merger agreement, RADA’s business will be brought under DRS through the merger. Pursuant to the merger, each RADA share will be converted into the right to receive one share of DRS common stock.
The summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined business of DRS and RADA. In addition, the summary pro forma financial information includes adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes to the information presented. The summary selected unaudited pro forma condensed combined balance sheet data combines the consolidated balance sheets of DRS and RADA as of June 30, 2022 and gives effect to the proposed business combination as if it had occurred on March 31, 2022. The summary selected unaudited pro forma condensed combined statements of operations data combines the historical results of DRS and RADA for the six months ended June 30, 2022 and for the year ended December 31, 2021 and gives effect to the proposed business combination as if it had occurred on January 1, 2021. The summary pro forma financial information has been derived from and should be read in conjunction with the financial statements and the related notes of both DRS, included herein beginning on page F-28, and RADA, incorporated by reference to RADA’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (filed with the SEC on March 24, 2022), respectively, and the Unaudited Pro Forma Condensed Combined Financial Statements, including the notes thereto, beginning on page F-2 of this document.

	Pro Forma Combined
(in millions, except share and per share data)	For the six months ended June 30, 2022	For the year ended December 31, 2021
Total revenues	$1,150	$2,735
Operating earnings	$73	$172
Earnings before taxes	$61	$489
Net earnings	$43	$362
Earnings per share - Basic	$0.17	$1.39
Earnings per share - Diluted	$0.16	$1.38

(in millions)	Pro Forma Condensed Combined As of June 30, 2022
Total current assets	$1,518
Total assets	$3,466
Total current liabilities	$927
Total noncurrent liabilities	$512
Total stockholder’s equity	$2,027
Total liabilities and stockholder’s equity	$3,466

RISK FACTORS
In deciding whether to vote for the adoption of the merger agreement, you are urged to carefully consider all of the information included or incorporated by reference in this proxy statement/prospectus, which are listed in the section entitled “Where You Can Find More Information; Incorporation by Reference”. In addition, you are urged to carefully consider the following material risks relating to the merger, the business of DRS, the business of RADA and the business of the combined company. The list of summary risk factors below should be read in conjunction with the remainder of this “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks we face.
Risks Relating to the Merger
Because the exchange ratio is fixed and will not be adjusted in the event of any change in RADA’s share price, the value of the shares of the combined company is uncertain.
Upon completion of the merger, each RADA share outstanding immediately prior to the merger, other than excluded shares (as defined in the section entitled “The Merger—Exchange Ratio” beginning on page 223), will be converted into and become exchangeable for one share of DRS common stock. This exchange ratio is fixed in the merger agreement (subject to certain adjustments described in “The Merger Agreement—Adjustments to Prevent Dilution” on page 262) and will not be adjusted for changes in the market price of RADA shares. The market price of RADA shares has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the RADA extraordinary general meeting and the date the merger is completed. The market price of RADA shares, immediately prior to the merger, could be greater than, less than or the same as the market price of RADA shares on the date of this proxy statement/prospectus or at the time of the RADA extraordinary general meeting.
Because the value of the merger consideration will depend on the market price of RADA shares at the time the merger is completed, RADA shareholders will not know or be able to determine at the time of the RADA extraordinary general meeting the market value of the merger consideration they would receive upon completion of the merger.
Stock price changes may result from a variety of factors, including, among others:
•general market and economic conditions;
•changes in DRS’s and RADA’s respective businesses, operations and prospects;
•reductions or changes in U.S. government spending or budgetary policies;
•market assessments of the likelihood that the merger will be completed;
•interest rates, general market, industry and economic conditions and other factors generally affecting the price of RADA’s shares;
•federal, state and local legislation, governmental regulation and legal developments in the U.S., Israel and other jurisdictions or relating to the industry segments in which RADA and DRS operate; and
•the timing of the merger and regulatory considerations.
Many of these factors are beyond DRS’s and RADA’s control, and neither DRS nor RADA is permitted to terminate the merger agreement solely due to a decline in the market price of RADA shares. Holders of RADA shares are urged to obtain current market quotations for RADA shares.

The market price for shares of common stock of the combined company following the completion of the merger may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of RADA shares.
Upon consummation of the merger, RADA shareholders will hold shares of DRS common stock and will no longer hold RADA shares. DRS’s businesses differ from those of RADA, and RADA’s businesses differ from those of DRS, and, accordingly, the results of operations of the combined company will be affected by some factors that are different from those currently or historically affecting the results of operations of DRS and those currently or historically affecting the results of operations of RADA. The results of operations of the combined company may also be affected by factors different from those that currently affect or have historically affected either DRS or RADA. As of the date of this proxy statement/prospectus, RADA and DRS expect that US Holding will hold 80.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis immediately following the completion of the merger (which ownership percentage includes 50% of any awards or other equity interests that DRS may issue pursuant to entitlements under any grants of One-Time Awards, as calculated pursuant to the merger agreement), and holders of RADA shares, RADA vested options, RADA unvested options (or DRS options issued pursuant to the merger agreement) and other RADA securities as of immediately prior to the completion of the merger will hold or have entitlements to, in the aggregate, 19.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis immediately following the completion of the merger (as described further in the section “The Merger Agreement—Merger Consideration”), and the relative sizes of DRS and RADA prior to the merger may increase or decrease the effect of such factors on the results of operations of the combined company. For a discussion of the businesses of each of DRS and RADA and some important factors to consider in connection with those businesses, please see the section entitled “Information About DRS” beginning on page 122 and the documents and information included elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus and listed under the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 332.
The lack of a public market for DRS common stock makes it more difficult to evaluate the fairness of the merger.
The outstanding common stock of DRS is privately held and is not traded in any public market. The lack of a public market makes it more difficult to determine the value of DRS. Because the percentage of DRS equity to be issued to RADA shareholders was determined based on negotiations between the parties to the merger agreement, it is possible that the value of the DRS shares to be issued to RADA shareholders in connection with the merger will be greater than the fair value of RADA. Alternatively, it is possible that the value of the DRS shares to be issued in connection with the merger will be less than the fair value of RADA.
The shares of DRS common stock to be received by RADA shareholders as a result of the merger will have rights different from the RADA shares.
Upon consummation of the merger, the rights of RADA shareholders, who will become stockholders of DRS, will be governed by the amended and restated certificate of incorporation and amended and restated bylaws of DRS, a Delaware corporation. The rights associated with RADA shares are different from the rights which will be associated with the common stock of DRS. See the section entitled “Comparison of Rights of RADA Shareholders and DRS Stockholders” beginning on page 307 for a discussion of these rights.
RADA shareholders will each have reduced ownership and voting interest in and will exercise less influence over management of DRS.
RADA shareholders currently have the right to vote in the election of the RADA board of directors and on other matters affecting RADA. Upon consummation of the merger, each RADA shareholder will become a stockholder of DRS with a percentage ownership of DRS that is much smaller than such shareholder’s percentage ownership of RADA immediately prior to the merger. RADA and DRS expect that US Holding will hold 80.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis immediately following the completion of the merger (which ownership percentage includes 50% of any awards or other equity interests that DRS may issue pursuant to entitlements under any grants of One-Time Awards, as calculated pursuant to the merger agreement), and holders of RADA shares, RADA vested options, RADA unvested options (or DRS options issued pursuant to the merger agreement) and other RADA securities as of immediately prior to the completion of the merger will hold or have entitlements to, in the aggregate, 19.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis immediately following the completion of the merger. Because of this, each RADA share will represent a much smaller percentage ownership of the combined company than it represented in RADA. In addition, Leonardo S.p.A. will be the ultimate majority stockholder of the combined company, and may have interests that are different from, or conflict with, those of RADA shareholders. At the effective time of the merger, and for the first full new term of the combined company’s board of directors following that time, the combined company’s board of directors will include eight directors of DRS and one director mutually agreed upon and selected from among candidates proposed by RADA, subject to fiduciary obligations under applicable law, as of immediately prior to the effective time. Accordingly, RADA shareholders will have less influence on the management and policies of the combined company than they now have on the management and policies of RADA.
Until the completion of the merger or the termination of the merger agreement in accordance with its terms, DRS and RADA are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to DRS or RADA and their respective stockholders and shareholders.
After the date of the merger agreement and prior to the effective time, the merger agreement restricts DRS and RADA from taking specified actions without the consent of the other party and requires that DRS and RADA use their respective reasonable best efforts to conduct their businesses and that of their subsidiaries in the ordinary course of business consistent with past practice. These restrictions may prevent DRS or RADA from making appropriate changes to their respective businesses or organizational structures or from pursuing attractive business opportunities that may arise prior to the completion of the merger and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the merger could be exacerbated by any delays in consummation of the merger or termination of the merger agreement. See the sections entitled “The Merger Agreement—Restrictions on RADA’s Business Prior to the Effective Time” and “The Merger Agreement—Restrictions on DRS’s Business Prior to the Effective Time” beginning on page 268 and 271.
Difficulties in obtaining required approvals and satisfying closing conditions may prevent or delay completion of the merger.
The merger remains subject to a number of conditions to closing as specified in the merger agreement. These closing conditions include, among others, receipt of the requisite RADA shareholder vote; approval from CFIUS and DCSA; and all other requisite consents, orders, approvals, filings and declarations and all expirations of waiting periods required under the HSR Act solely to the extent that DRS, as promptly as practicable following the date that is 60 days prior to the anticipated closing date, determines in its reasonable discretion that an applicable exemption from the HSR Act is no longer available in connection with the transactions; at least 50 days having elapsed after the filing of the merger proposal with the Israeli Companies Registrar and at least 30 days having elapsed after the requisite RADA shareholder vote; approval of the merger by the Israeli Director of Security of the Defense Establishment; the effectiveness of the registration statement of which this proxy statement/prospectus forms a part; either the receipt of certain exemptions from the ISA in respect of prospectus requirements under the ISL or the publication of a prospectus in accordance with the ISL and receipt of approval from the ISA for the Israeli prospectus; and the other conditions described under “The Merger Agreement—Conditions to the Completion of the Merger”. The obligation of each of RADA and DRS to consummate the merger is also conditioned on, among other things, the absence of a material adverse effect on the other party, the truth and correctness of the representations and warranties made by the other party on the date of the merger agreement and on the closing date (subject to certain materiality qualifiers), and the performance by the other party in all material respects of its obligations under the merger agreement. No assurance can be given that the required shareholder, governmental and regulatory consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the consents and approvals. Any delay in completing the merger could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that DRS and RADA expect to achieve if the merger is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 283.
In addition, if the merger is not completed by 5:00 p.m. (Israel time) on June 30, 2023, either DRS or RADA may choose to terminate the merger agreement by action of its respective board of directors. DRS or RADA may also elect to terminate the merger agreement in certain other circumstances, and the parties may mutually decide to terminate the merger agreement at any time prior to the closing date, before or after RADA shareholder approval is received, as applicable. For more information, see the sections entitled “Risk Factors—Risk Factors Relating to the Merger—The merger agreement may be terminated in accordance with its terms and the merger may not be consummated” and “The Merger Agreement—Termination of the Merger Agreement”.
DRS and RADA must obtain certain regulatory approvals and clearances to consummate the merger, which, if delayed, not granted or granted with conditions not presently anticipated, could prevent, substantially delay or impair consummation of the merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the merger.
The completion of the merger remains subject to the receipt of approvals from and/or making certain filings with a number of government authorities, including CFIUS, DCSA, the Israeli Director of Security of the Defense Establishment, as further described in the section entitled “The Merger—Regulatory Approvals” beginning on page 252. With respect to these jurisdictions and authorities, DRS and RADA have either filed or intend to file requisite materials to obtain such approvals and intend to prepare and file additional notices and applications to satisfy the filing requirements and to obtain the regulatory clearances that are required or advisable. Failure to obtain the necessary clearance in any of these jurisdictions or with any of these authorities could substantially delay or prevent the consummation of the merger, which could negatively impact both DRS and RADA. The completion of the merger could be substantially delayed. The votes to adopt the merger agreement could therefore occur substantially in advance of obtaining regulatory approval. A delay could, among other things, increase the chance that: an event occurs that constitutes a material adverse effect with respect to DRS or RADA and thereby may cause the failure of a RADA closing condition or DRS closing condition, respectively; other adverse effects with respect to DRS or RADA could occur, such as the loss of key personnel, potentially affecting the success of the combined company; or an event could occur that causes a failure of a DRS closing condition or RADA closing condition or that adversely impacts the value of DRS common stock, and thus has a negative impact on the value of the merger consideration.
As a condition to granting the necessary approvals or clearances, certain governmental agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the business of the combined company after the completion of the merger (including on access to or sharing of information between certain personnel or businesses of the combined company). Any one of these requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the completion of or reduce the anticipated benefits of the merger.
Under the merger agreement, DRS and RADA generally must use their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger as soon as reasonably practicable. However, neither DRS nor RADA, nor their respective subsidiaries or affiliates, shall be required, prior to consummation of the merger, to sell, lease, license, transfer, dispose of, divest or otherwise encumber or hold separate pending any action any of their respective assets, licenses, operations, rights, product lines, businesses or interest therein that would individually or in the aggregate have a material impact on the business or financial condition of DRS or any of its affiliates or RADA or any of its respective subsidiaries or would reasonably be expected to materially impair the benefits to DRS reasonably expected to be realized from consummation of the merger (including the loss of any reasonably expected synergies). For more information see the section entitled “The Merger—Regulatory Approvals” beginning on page 252.
Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the merger.
The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Competition for qualified personnel can be intense.
Current and prospective employees of DRS and RADA may experience uncertainty about their future role with DRS and RADA until strategies with regard to these employees are announced or executed, which may impair DRS’s and RADA’s ability to attract, retain and motivate key management, sales, marketing, technical and other personnel prior to and following the merger. Employee retention may be particularly challenging during the pendency of the merger, as employees of DRS and RADA may experience uncertainty about their future roles with the combined company. If DRS and RADA are unable to retain personnel, including DRS’s and RADA’s key management, who are critical to the successful integration and future operations of the companies, DRS and RADA could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger.
At the effective time, each outstanding RADA option, whether vested or unvested, granted pursuant to the RADA option plans will be assumed by DRS and substituted with a DRS option in accordance with the terms of the Omnibus Plan and respective award agreement, in accordance with the terms of the option tax ruling (as described in the section entitled “Tax Rulings” below). The right of each holder of a RADA option to exercise the DRS option will be subject to substantially the same terms and conditions, including the applicable vesting schedule, vesting restrictions, continued service requirements and right of vesting upon a qualifying termination of employment, as were applicable to the RADA option immediately prior to the effective time. The number of shares of DRS common stock subject to each DRS option will be equal to the number of RADA shares subject to such RADA option immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share, and the per share exercise price under each such DRS option will be equal to the exercise price per RADA share immediately prior to the effective time, divided by the exchange ratio, rounded up to the nearest whole cent. See the section entitled “The Merger Agreement—Treatment of Equity Awards” beginning on page 258 and the section entitled “The Merger—Interests of RADA’s Directors and Executive Officers in the Merger” beginning on page 253 for further discussion.
If key employees of DRS or RADA depart, the integration of the companies may be more difficult and the combined company’s business following the merger may be harmed. Furthermore, the combined company may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of DRS or RADA, and the combined company’s ability to realize the anticipated benefits of the merger may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or integrating employees into the combined company. Accordingly, no assurance can be given that the combined company will be able to attract or retain key employees of DRS and RADA to the same extent that those companies have been able to attract or retain their own employees in the past.
The merger, including uncertainty regarding the merger, may cause customers, suppliers or strategic partners to delay or defer decisions concerning DRS and RADA or seek to change or cancel existing business relationships and adversely affect each company’s ability to effectively manage their respective businesses.
The merger will happen only if the stated conditions are satisfied or waived, including the adoption of the merger agreement by RADA’s shareholders and the receipt of regulatory approvals, among other conditions. Many of the conditions are outside the control of DRS and RADA, and both parties also have certain rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the merger. The merger, or this uncertainty may cause customers, suppliers, vendors, strategic partners or others that deal with DRS and RADA to delay or defer entering into contracts with DRS and RADA or making other business decisions concerning DRS and RADA or seek to change or cancel existing business relationships with DRS and RADA, which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of DRS and RADA, regardless of whether the merger is ultimately completed.
In addition, the merger agreement restricts DRS, RADA and their respective subsidiaries from making certain acquisitions and taking other specified actions until the merger occurs without the consent of the other parties. These restrictions may prevent DRS and RADA from pursuing attractive business opportunities or strategic transactions that may arise prior to the completion of the merger. See the section entitled “The Merger Agreement—Restrictions on RADA’s Business Prior to the Effective Time” and “The Merger Agreement—Restrictions on DRS’s Business Prior to the Effective Time” beginning on page 268 and 271 for a description of the restrictive covenants to which each of DRS and RADA is subject.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of DRS and RADA, which could have an adverse effect on their respective businesses and financial results.
Whether or not the merger is completed, the pendency of the merger could cause disruptions in the businesses of DRS and RADA. Specifically:
•current and prospective employees of DRS and RADA will experience uncertainty about their future roles with the combined company, which might adversely affect DRS’s and RADA’s abilities to retain key managers and other employees; and
•the attention of management of each of DRS and RADA may be directed toward the completion of the merger.
In addition, DRS and RADA have each diverted significant management resources in an effort to complete the merger and are each subject to restrictions contained in the merger agreement on the conduct of their respective businesses. If the merger is not completed, DRS and RADA will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.
The merger may not be completed on the terms or timeline currently contemplated, or at all, and the failure to complete the merger could adversely impact the market price of RADA shares, as well as its business and operating results.
The consummation of the merger is subject to certain conditions, as described in this proxy statement/prospectus section entitled “The Merger Agreement—Condition to the Completion of the Merger” beginning on page 253. There is no assurance that these conditions will be met or that the merger will be completed on the terms or timeline currently contemplated, or at all. If the merger is not completed for any reason, the price of RADA shares may decline. RADA and DRS also could experience negative reactions from employees, customers, suppliers or other third parties if the merger is not completed. At the same time, the management’s time and resources or both DRS and RADA may have been spent on matters related to the merger that could otherwise have been committed to pursuing other opportunities available to RADA and DRS that may have been beneficial to their respective shareholders.
DRS and RADA have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses related to the merger, including legal, advisory, printing and financial services fees related to the merger. Several of these expenses must be paid regardless of whether the merger is consummated. Even if the merger is completed, any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction expenses, loss of revenue or other effects associated with uncertainty about the merger.
The merger agreement may be terminated in accordance with its terms and the merger may not be consummated.
Either DRS or RADA may terminate the merger agreement under certain circumstances, including, among other reasons, if the merger is not completed by 5:00 p.m. (Israel time) on June 30, 2023. In addition, if the merger agreement is terminated under certain circumstances specified in the merger agreement, RADA may be required to pay DRS a termination fee in the amount of $40 million. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 285 and the section entitled “The Merger Agreement—Termination Fees” beginning on page 287 for a more complete discussion of the circumstances under which the merger agreement could be terminated and when a termination fee may be payable by RADA.
Any termination of the merger agreement could negatively impact DRS and RADA.
If the merger is not completed for any reason, including as a result of RADA shareholders failing to adopt the merger agreement, the ongoing businesses of DRS and RADA may be adversely affected and, without realizing any of the benefits of having completed the merger, DRS and RADA would be subject to a number of risks, including the following:
•RADA may experience negative reactions from the financial markets, including negative impacts on its stock price;
•each company may experience negative reactions from its suppliers, customers, regulators and employees;
•each company will be required to pay certain investment banking, legal, financing and accounting costs and associated fees and expenses relating to the merger, some of which will be required to be paid whether or not the merger is completed;
•the merger agreement places certain restrictions on the conduct of each company’s business prior to completion of the merger and such restrictions, the waiver of which is subject to the consent of the other company (not to be unreasonably withheld, conditioned or delayed), which may prevent DRS or RADA from taking certain other specified actions during the pendency of the merger (see the sections entitled “The Merger Agreement—Restrictions on RADA’s Business Prior to the Effective Time” and “The Merger Agreement—Restrictions on DRS’s Business Prior to the Effective Time” beginning on page 271 for a description of the restrictive covenants applicable to DRS and RADA); and
•matters relating to the merger (including integration planning) will require substantial commitments of time and resources by DRS management and RADA management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to DRS or RADA, as applicable, as an independent company.
The directors and executive officers of DRS and RADA have interests that may be different from, or in addition to, those of DRS stockholders and RADA shareholders generally.
When considering the recommendations of the boards of directors of DRS or RADA, as applicable, with respect to the proposals described in this proxy statement/prospectus, stockholders should be aware that the directors and executive officers of each of DRS and RADA may have interests in the merger, which are different from, or in addition to, those of DRS stockholders and RADA shareholders, generally. These interests include the continued employment of certain executive officers of DRS and RADA by the combined company, the continued service of certain independent directors and executive directors of DRS and RADA as directors of the combined company, the treatment in the merger of outstanding equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements and the right to continued indemnification of former DRS and RADA directors and officers by the combined company.
RADA shareholders should be aware of these interests when they consider the recommendation of the RADA board of directors that they vote to adopt the merger agreement. The RADA board of directors was aware of these interests when it approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger (the “transactions”), on the terms and subject to the conditions set forth in the merger agreement and recommended that RADA shareholders approve the merger. The interests of RADA directors and executive officers are described in more detail in the section entitled “The Merger—Interests of RADA’s Directors and Executive Officers in the Merger” beginning on page 253. Likewise, the interests of DRS’s directors and executive officers are described in more detail in the section entitled “The Merger—Interests of DRS’s Directors and Executive Officers in the Merger” beginning on page 255.
DRS or RADA may waive one or more of the closing conditions without re-soliciting shareholder approval or amending this proxy statement/prospectus.
DRS or RADA may determine to waive, in whole or part, one or more of the conditions of its obligations to consummate the merger. DRS and RADA currently expect to evaluate the materiality of any waiver and its effect on DRS stockholders and RADA shareholders in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination whether to waive any condition to the merger or as to amending this proxy statement/

prospectus as a result of a waiver will be made by DRS or RADA, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.
The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to provide additional value to acquire or merge with either DRS or RADA.
The merger agreement contains “no shop” provisions that restrict RADA’s ability to, among other things (each as described under the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 272):
•initiate, solicit, propose, knowingly or intentionally encourage or knowingly or intentionally take any action to or facilitate any inquiry or the making of any proposal or offer that constitutes or would reasonably be expected to lead to, an acquisition proposal;
•engage in, continue or otherwise participate in any discussions with or negotiations relating to any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal;
•provide any information to any person in connection with any acquisition proposal or any proposal or offer that would reasonably be expected to lead to an acquisition proposal; or
•otherwise knowingly or intentionally facilitate any effort or attempt to make an acquisition proposal.
Furthermore, there are only limited exceptions to the requirement under the merger agreement that RADA’s board of directors not withhold, withdraw, qualify or modify the RADA recommendation (as defined in the section entitled “The Merger Agreement—Representations and Warranties” beginning on page 263). Although RADA’s board of directors is permitted to change its recommendation, after complying with certain procedures set forth in the merger agreement, if it does so DRS may terminate the merger agreement and collect a termination fee from RADA in the amount of $40 million. Prior to making any change of recommendation or taking any action to terminate the merger agreement, RADA must provide notice to DRS of such action and the basis for such change of recommendation, and negotiate in good faith with DRS to make such revisions to the terms of the merger agreement as would permit the RADA board of directors not to effect a change of recommendation or to take such action to terminate the merger agreement, For more information, see the sections titled “The Merger Agreement—Change of Recommendation”, “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees”.
These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the exchange ratio in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.
Each of DRS and RADA will incur significant transaction, merger-related and restructuring costs in connection with the merger.
DRS and RADA have incurred and expect to incur significant non-recurring costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the merger. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, including payments that may be made to certain DRS executives and RADA executives, filing fees, printing expenses and other related charges. DRS and RADA will incur some of these costs regardless of whether the merger is completed.
The combined company also will incur restructuring and integration costs in connection with the merger. The costs related to restructuring will be expensed as a cost of the ongoing results of operations of either DRS or RADA or the combined company. Although DRS and RADA expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, merger-related and restructuring costs over time, any net benefit may not be achieved in the near term or at all.

While both DRS and RADA have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.
RADA shareholders will not be entitled to dissenters’, appraisal, cash exit or similar rights in the merger.
Dissenters’, appraisal, cash exit or similar rights are statutory rights that, if applicable under law, enable stockholders of a corporation to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to the stockholders in connection with the transaction. Under Israeli law, RADA shareholders are not entitled to dissenters’, appraisal, cash exit or similar rights in connection with the merger. See “No Appraisal Rights” beginning on page 101 of this proxy statement/prospectus.
If it is determined the merger does not qualify as a tax-free “reorganization” for U.S. federal income tax purposes, U.S. holders of RADA shares will generally recognize capital gain or loss as a result of the merger.
As further described below in “Material U.S. Federal Income Tax Consequences” beginning on page 293 of this proxy statement/prospectus, the merger is intended to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. However, there is no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position regarding the tax treatment of the merger or that any such contrary position would not be sustained, nor is the receipt of any tax opinion a condition to the closing of the merger. If it is determined the merger does not qualify as a tax-free “reorganization”, the merger would be a taxable transaction to RADA shareholders for U.S. federal income tax purposes. In that case, a U.S. holder (as defined below in the section entitled “Material U.S. Federal Income Tax Consequences”) would generally recognize capital gain or loss measured by reference to the fair market value of DRS common stock received in exchange for such U.S. holder’s RADA shares. For more information about the tax consequences related to the company merger, see the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences of the Merger” of this proxy statement/prospectus.
Even if the merger qualifies as a “reorganization” under Section 368(a) of the Code, a U.S. holder may still recognize gain as a result of the merger if RADA is or was classified as a “passive foreign investment company” for any taxable year during which a U.S. holder held RADA shares.
Even if the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, if RADA was a “passive foreign investment company” (a “PFIC”) for any taxable year during which a U.S. holder (as defined below in the section entitled “Material U.S. Federal Income Tax Consequences”) owned RADA shares, certain adverse U.S. federal income tax consequences, including recognition of gain, could apply to such U.S. holder as a result of the merger, unless certain exceptions apply. However, these rules are in proposed form, and therefore the applicability of these rules is uncertain. U.S. holders of RADA shares should consult their tax advisors regarding the possible classification of RADA as a PFIC and the resulting U.S. federal income tax considerations. See the section entitled “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Rules” beginning on page 294.
DRS could be liable for certain tax liabilities, including tax liabilities of US Holding and its subsidiaries, under tax law and the tax allocation agreement.
DRS is a party to a tax allocation agreement (the “tax allocation agreement”) with members of an affiliated group, as defined in Section 1504(a) of the Code, members of one or more consolidated, combined, unitary or similar state and local tax groups (the “state members”) and additional parties who are part of an “expanded affiliated group” for certain tax purposes. Under the tax allocation agreement, we are responsible for U.S. federal and state tax liability attributable to us or any of our subsidiaries, as determined under the tax allocation agreement, for prior taxable periods beginning with the first consolidated taxable year of US Holding that included DRS (i.e., the taxable year ended December 31, 2008) and for future taxable periods in which we are a member of any consolidated, combined or unitary tax return with US Holding or its subsidiaries. In addition, to the extent US Holding fails to pay taxes imposed with respect to any consolidated, combined or unitary tax return of US Holding or any of its subsidiaries that includes us or any of our subsidiaries, the relevant taxing authority could seek to collect such taxes (including taxes for which US Holding or any of its subsidiaries is responsible under the tax allocation agreement) from us or our subsidiaries. For a description of the tax allocation agreement, see “Information About DRS—Certain Relationships and Related Transactions and Director Independence—Relationship with Leonardo S.p.A.—Tax Allocation Agreement”.
Lawsuits filed against DRS or RADA, or against DRS or RADA directors, challenging the merger, and an adverse ruling in any such lawsuit may prevent the merger from becoming effective or becoming effective within the expected time frame.
Transactions like the proposed merger are frequently subject to litigation or other legal proceedings, including actions alleging that the RADA board of directors breached their fiduciary duties to their shareholders by entering into the merger agreement, by failing to obtain a greater value in the transaction for their shareholders or otherwise. For example, a complaint has been filed as individual action in the United States District Court for the Southern District of New York captioned Davidman v. RADA Electronics Industries Limited et al 22-cv-06899 (filed August 12, 2022). The complaint generally alleges that the preliminary proxy statement/prospectus filed as part of the Registration Statement on Form S-4 filed on August 3, 2022 misrepresented and/or omitted certain purportedly material information. The complaint asserts violations of Sections 14(a) and 20(a) of the Exchange Act against RADA and the members of the RADA board of directors. The complaint seeks, among other things, an injunction enjoining the consummation of the merger, if the merger is consummated rescinding it or awarding rescissory damages to the plaintiff, costs of the action, including plaintiff’s reasonable attorneys’ and experts’ fees, and other relief the court may deem just and proper. In addition to the complaint, certain purported shareholders of RADA sent demand letters alleging certain deficiencies in the registration statement of which this proxy statement/prospectus forms a part. We believe that these claims are legally deficient and without merit and intend to vigorously defend against any litigation or other legal proceedings brought against DRS or RADA, or against the DRS or RADA board of directors. Neither RADA nor DRS can predict the outcome of any such matters and defenses might not be successful. An adverse outcome in such matters, as well as the costs and efforts of a defense even if successful, could have a material adverse effect on the business, results of operation or financial position of DRS, RADA or the combined company, including through the possible diversion of either company’s resources or distraction of key personnel. If additional similar complaints are filed or demands sent, RADA and DRS may not necessarily disclose such additional filings or demands.
Furthermore, one of the conditions to the completion of the merger is that no injunction by any court or other governmental entity of competent jurisdiction will be in effect that prevents, enjoins or makes illegal the consummation of the merger. As such, if any of the plaintiffs are successful in obtaining an injunction preventing the consummation of the merger, that injunction may prevent the merger from becoming effective or from becoming effective within the expected time frame.
Risks Relating to DRS’s Business
In this section, unless context requires otherwise, references to “we”, “our” or “us” refer to DRS before the completion of the merger.
We depend on U.S. defense spending for the vast majority of our revenues. Disruptions or deteriorations in our relationships with the relevant agencies of the U.S. government could have a material adverse impact on our business, financial condition and results of operations.
We depend on revenues from contracts and subcontracts with the U.S. government, including defense-related programs with the Department of Defense (“DoD”) and intelligence community. Revenues derived directly or indirectly from contracts with the U.S. government represented approximately 86%, 84% and 89% of our total revenues for the years ended December 31, 2021, 2020, and 2019, respectively, with revenues principally derived directly or indirectly from contracts with the U.S. Army and U.S. Navy, which represented 38% and 31%, respectively, of our total revenues for the year ended December 31, 2021. Because our customer base is concentrated within the U.S. defense industry, any disruption or deterioration in our relationship with the U.S. government and its prime contractors, or any change in the U.S. government’s willingness to commit substantial resources to the continued purchase of our products, could significantly reduce our revenues and have a material adverse impact on our business, financial condition and results of operations.

Significant delays or reductions in appropriations for our programs and changes in U.S. government priorities and spending levels more broadly may negatively impact our business and could have a material adverse impact on our business, financial condition and results of operations.
The availability of U.S. government funding for significant programs in which we participate may be impacted by a number of factors beyond our control including the overall federal budget, changes in spending priorities and defense spending levels, sequestration, the appropriations process, use of continuing resolutions (with restrictions, e.g., on starting new programs) and the permissible level of federal debt. These factors may also delay purchasing or payment decisions by our customers. In the event government funding for significant programs in which we participate becomes unavailable, or is reduced or delayed, our contract or subcontract under such programs may be terminated or adjusted by the U.S. government or the prime contractor. U.S. government priorities and spending levels have fluctuated and may continue to fluctuate over time. We cannot predict the impact on existing, follow-on, replacement or future programs from potential changes in priorities whether due to changes in defense spending levels, the threat environment, procurement strategy, military strategy and planning and/or changes in social, economic or political priorities, including in response to the COVID-19 pandemic. As the DoD budget represents the largest part of the federal discretionary budget, it is possible that non-defense discretionary outlays might exert downward pressure on defense spending. The U.S. government may also delay, modify or cancel ongoing competitive bidding processes, procurements and programs, as well as change its acquisition strategy. A significant shift in government priorities, programs or acquisition strategies could have a material adverse impact on our business, financial condition and results of operations.
Considerable uncertainty exists regarding future budget and program decisions, including U.S. defense spending priorities, what challenges budget reductions will present for the defense industry, whether annual appropriations bills for all agencies will be enacted for U.S. government fiscal year 2023 and thereafter, and how the Biden administration will approach those decisions through the budgeting process. The U.S. government’s budget deficit and the national debt could significantly affect government budgeting priorities and could have an adverse impact on our business, financial condition and results of operations in a number of ways, including the following:
•the U.S. government could reduce or delay its spending on, or reprioritize its spending away from, defense programs in which we participate;
•U.S. defense spending could be impacted by alternate arrangements, which increases the uncertainty as to, and the difficulty in predicting, U.S. government spending priorities and levels;
•we may experience reduced or delayed orders or payments or other responses to economic difficulties experienced by our customers and prospective customers, including U.S. Federal, state and local governments; and
•the U.S. government could reduce the outsourcing of functions that we are currently contracted to provide, including as a result of increased insourcing by various U.S. government agencies due to changes in the definition of “inherently governmental” work, such as proposals to limit contractor access to sensitive or classified information and work assignments.
The COVID-19 pandemic and related government and health authority responses have had and may continue to have an adverse impact on our business, financial condition and results of operations.
In March 2020, COVID-19 was recognized as a pandemic by the World Health Organization and declared a national emergency by the U.S. government. We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business and geographies, including how it is impacting our workforce, communities, suppliers, subcontractors and customers. The COVID-19 pandemic has created significant volatility, uncertainty and economic disruption, which has adversely affected, and is expected to continue to adversely affect, our business operations, and could materially and adversely affect our business, financial condition and results of operations.
In addition to volatility in the overall demand environment for our products, systems and services, we restricted the operations in our facilities, and we may again to restrict operations if we deem it necessary or if recommended or mandated by governmental authorities which would have a further adverse impact on us. We also implemented enhanced health leave benefits and incurred other costs related to the COVID-19 pandemic. We incurred $6 million and $12 million of expenditures for December 31, 2021 and December 31, 2020, respectively to ensure a safe work environment for our employees. Although we offset a portion of the cash impacts from COVID-19 pursuant to Section 3610 of the Coronavirus Aid, Relief and Economic Securities Act (the “CARES Act”), allowing for a deferral of social security payroll tax payments and pension related contributions, we may not be able to fully offset COVID-19 related costs. We are designated as an essential business in the primary jurisdictions in which we operate, but if we lose that designation, we may be subject to additional restrictions on our operations. We may be unable to perform fully on our contracts and our costs may increase as a result of the COVID-19 outbreak. These cost increases may not be fully recoverable or adequately covered by insurance. See “Information About DRS—Management’s Discussion and Analysis of Financial Condition—Business Overview and Considerations—Impacts of COVID-19 On Our Business” in this proxy statement/prospectus.
On September 9, 2021, President Biden released an executive order that requires all employees of federal contractors to be vaccinated. In light of certain court orders, the Office of Management and Budget has stated that the U.S government will not take action to enforce the requirements of the executive order at this time. If ultimately upheld, there is a risk that some of our employees will not comply and have to be replaced. Our employees are highly skilled, have critical knowledge, and in some cases have security clearances to be able to work on highly sensitive programs. These employees will not be easy to replace, if required by the regulations implementing this executive order.
The extent to which the COVID-19 pandemic, or any mutation of this virus or a new virus that necessitates a similar national response, will impact us in the future will depend on numerous evolving factors and developments that we are unable to predict, including: the severity and transmission rate of the virus(es); the duration of the outbreak, including the risk of a resurgence of the virus in areas in which it appears to have been contained; the extent and effectiveness of containment actions; governmental, business and other actions (which could include limitations on our operations or mandates to provide products, systems or services); the continued success of measures taken by governmental authorities worldwide to stabilize the markets and support economic growth, which is unknown and may not be sufficient to address future market dislocations or avert severe and prolonged reductions in economic activity; the impacts on our supply chain; the impact of the pandemic on economic activity; the effects of additional business or facility closures or other changes to our operations; the health of and the effect on our workforce and our ability to meet staffing needs in our businesses and facilities, particularly if members of our workforce are quarantined as a result of exposure; any impairment in value of our tangible or intangible assets which could be recorded as a result of a weaker economic conditions; and the potential effects on our internal controls, including those over financial reporting, as a result of remote working environments and other conditions such as shelter-in-place and similar orders that apply to our employees and business partners, among others. In addition, disruptions in the credit or financial markets or impacts on our credit ratings from the pandemic could adversely affect our ability to access capital on favorable terms and continue to meet our liquidity needs, all of which are highly uncertain and cannot be predicted. This situation continues to evolve, sometimes rapidly, and additional impacts may arise that we are not aware of currently.
The impacts of the COVID-19 pandemic may exacerbate other risks described in this section, any of which could have a material adverse impact on our business, financial condition and results of operations.
The COVID-19 pandemic and related disruption to supply chains, including for electric and electronic components, may impact our ability to obtain needed materials for our products which could materially adversely impact our business, financial conditions and results of operations.
The COVID-19 pandemic has the potential to significantly impact our supply chains, including our access to vital products and services we source from suppliers and vendors. Our supply chains could be impacted if the operations of our suppliers, logistics and other service providers are disrupted, temporarily closed or experience worker shortages. In particular, we rely on smaller suppliers for some materials and underlying components needed for our products and these suppliers may be particularly vulnerable to COVID-19 related disruptions. To the extent that there is a slow-down in production from our suppliers, limiting our own production capacity, this could adversely affect our revenues and profit for a reporting period or beyond. Further, the COVID-19 pandemic could cause delay, or limit the ability of the U.S. government and other customers to perform, including in making timely payments to us. We have increased, and may continue to increase, our inventories of materials or components used in our products in order to mitigate any effects of supply chain disruptions on our business which may carry additional risks; for further information see “—Our Business may be harmed if we are unable to appropriately manage our inventory”. Any effect on our suppliers, other service providers and customers could materially adversely impact our business, financial condition and results of operations.
The COVID-19 pandemic has had, and may continue to have, a significant impact on the availability of electric and electronic components, including micro-electronics. The world-wide impact of the pandemic, including the lack of forecasting accuracy by the world’s largest microelectronics manufacturers has caused shortages for a number of industries, from automotive manufacturers to defense contractors. While the capacity and forecasting accuracy is expected to improve over time, the demand for microelectronics is likely to continue at a pace that exceeds those corrections. We have been able to forecast and reserve components with long enough notice to minimize impacts to revenue, but this could change due to dynamic market conditions. These effects could materially adversely impact our business, financial conditions and results of operations.
Contractual disputes with industry participants or the inability of our key suppliers to timely deliver our components, parts or services, could cause our products, systems or services to be produced or delivered in an untimely or unsatisfactory manner.
We act as subcontractor on many contracts and engage subcontractors on many of our own contracts. We may have disputes with our contractual counterparts, including regarding the quality and timeliness of work performed by a subcontractor, customer concerns about a subcontract or subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract, our hiring of personnel of a subcontractor or as a subcontractor or our counterpart’s failure to adhere to flow down requirements, including cyber governance or comply with other applicable law. In addition, there are certain parts, components and services for many of our products, systems and services that we source from other manufacturers or vendors. Some of our suppliers, from time to time, experience financial and operational difficulties, which may impair their ability to supply the materials, components, subsystems and services that we require.
For example, we have recently witnessed shortages of electronic components that are used in automotive, cell phones and other electronics, in general, causing disruptions to multiple industries such as automotive manufacturing and personal electronics. Shortages of similar components that we use could negatively impact our supply chain and manufacturing processes, as well as our ability to deliver on our contracts. Impacts from the COVID-19 pandemic have created or exacerbated existing materials shortages, resulted in supplier business closures and disrupted our supply chain. See also “—The COVID-19 pandemic and related disruption to supply chains, including for electric and electronic components, may impact our ability to obtain needed materials for our products which could materially adversely impact our business, financial conditions and results of operations”. Future impacts from the pandemic remain highly uncertain as the situation continues to evolve, sometimes rapidly.
In addition, our supply chain may be disrupted by trade conflicts and tariffs imposed on products, as well as other external events, including natural disasters, extreme weather conditions, future medical epidemics or pandemics, acts of terrorism, cyber attacks and labor disputes, governmental actions and legislative or regulatory changes, such as product certification or stewardship requirements, sourcing restrictions, product authenticity and climate change or greenhouse gas emission standards. These or any further political or governmental developments or health concerns could result in social, economic and labor instability. Any inability to develop alternative sources of supply on a cost-effective and timely basis could materially impair our ability to manufacture and deliver products, systems and services to our customers.
We may have disputes with our subcontractors or suppliers; material supply constraints or problems; or component, subsystems or services problems in the future. Also, our subcontractors and other suppliers may not be able to acquire or maintain the quality of the materials, components, subsystems and services they supply, which might result in greater product returns, service problems and warranty claims and could harm our business, financial condition and results of operations. Further, warranty claims brought by our customers related to third-party components and materials may arise after our ability to bring corresponding warranty claims against such suppliers expire, which could result in costs to us. In addition, in connection with our government contracts, we are required to procure certain materials, components and parts from supply sources directed or approved by the U.S. government and we rely on our subcontractors and suppliers to comply with applicable laws, regulations and other requirements regarding procurement of counterfeit, unauthorized or otherwise non-compliant parts or materials, including parts or materials they supply to us, and in some circumstances, we rely on their certifications as to their compliance. From time to time, we use components for which there is only one supplier and that supplier may be unable to meet our needs. The inability of our suppliers to perform, or their inability to perform adequately, could also result in the need for us to transition to alternate suppliers, which could result in significant incremental cost and delay or the need for us to provide other resources to support our existing suppliers. Each of these subcontractor and supplier risks could have a material adverse impact on our business, financial condition and results of operations.
Global, market and economic conditions, including inflation and interest rate changes, may negatively impact our business, financial condition and share price.
Although historically our operations have not been materially affected by inflation and we have been successful in adjusting prices to our customers to reflect changes in our material and labor costs, the rate of current inflation and resulting pressures on our costs and pricing could adversely impact our business and financial results. Inflation can adversely affect us by increasing our operating costs, including our materials, freight and labor costs, which are already under pressure due to supply chain constraints and the continuing effects of the COVID-19 pandemic. Trade sanctions and disruptions to the global economy (including from the COVID-19 pandemic and related government and other health authority responses) have led to additional inflation which may negatively impact the global supply chain and could have a material adverse effect on our ability to secure needed supplies for our manufactured products.
As interest rates rise to address inflation, such increases will also impact our financing arrangements and will result in borrowed funds becoming more expensive to us over time. If conditions worsen or do not improve, it may become more difficult for us to complete debt or equity financings which may be necessary for us to operate our business. Such financings may not only become more costly, but also more difficult to complete, and more dilutive. Similar financing pressures from inflation also can have a negative impact on customers’ willingness to purchase our products in the same volumes and at the same rates as previously anticipated. In a highly inflationary environment, we may be unable to raise the sales prices of our products at or above the rate of inflation, which could reduce our profit margins having a material adverse effect business, results of operations and financial condition.
Concerns over inflation, geopolitical issues, global financial markets and the COVID-19 pandemic have led to increased economic instability, diminished expectations for the global economy and expectations of slower global economic growth. Our business may be adversely affected by any such economic instability or unpredictability.
In addition, there is a risk that one or more of our suppliers or other partners could be negatively affected by global economic instability, which could adversely affect our ability to operate efficiently and timely complete our operational goals.
Our results of operations and cash flows are substantially affected by our mix of fixed-price, cost-plus and time-and-material type contracts. In particular, fixed-price contracts (which are the large majority of our contracts) subject us to the risk of loss in the event of cost overruns or higher than anticipated inflation.
We generate revenue through various fixed-price, cost-plus and time-and-material contracts. For a general description of our U.S. government contracts and subcontracts, including a discussion of revenue generated thereunder and of cost-reimbursable versus fixed-price contracts please see “Information About DRS—Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.
For the years ended December 31, 2021, 2020, and 2019, we derived approximately 87%, 87% and 86%, respectively, of our revenue from fixed-price contracts. We assume financial risk on fixed-price contracts because we bear the risk of potential cost overruns, particularly for firm fixed-price contracts in which we assume all of the cost burden. Our failure to anticipate risks or technical problems, estimate costs accurately or control costs during performance will reduce our profit or cause a loss on these contracts. U.S. government contracts can expose us to potentially large losses because the U.S. government can hold us responsible for completing a project or, in certain circumstances, paying the entire cost of its replacement by another provider regardless of the size or foreseeability of any cost overruns that occur over the life of the contract. Because many of these contracts involve new technologies and applications and can last for years, unforeseen events, such as technological difficulties, engineering or development challenges, fluctuations in raw materials prices, higher than expected inflation, increased labor costs, problems with our suppliers and cost overruns, can result in the contractual price becoming less favorable or even unprofitable to us over time. Furthermore, if we do not meet contract deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer significant losses if the customer terminates our contract. In addition, some of our contracts have provisions relating to cost controls and audit rights, and if we fail to meet the terms specified in those contracts, we may not realize their full benefits. For further information, see “—We operate in a highly regulated environment and are routinely audited and reviewed by the U.S. government and its agencies”. Our results of operations depend on our ability to maximize our earnings from our contracts. Cost overruns could have a material adverse impact on our business, financial condition and results of operations.
We are subject to the U.S. government’s requirements, including the DoD’s National Industrial Security Program Operating Manual, for our facility security clearances, which are prerequisites to our ability to perform on classified contracts for the U.S. government.
We require a facility security clearance to perform on classified contracts for the DoD and certain other U.S. government agencies. Security clearances are subject to regulations and requirements including, among others, the National Industrial Security Program Operating Manual (the “NISPOM”), which specifies the requirements for the protection of classified information released or disclosed in connection with classified U.S. government contracts. DCSA manages the facility clearance process under the NISPOM.
We require certain facility and personnel security clearances to perform our classified U.S. government business. As such, we must comply with the requirements of the NISPOM and other applicable U.S. government industrial security regulations, including extensive requirements related to cybersecurity. If we were to violate the terms and requirements of the NISPOM or such industrial security regulations (which apply to us under the terms of classified contracts), or if one or more of our facility or personnel security clearances is invalidated or terminated, we may not be able to continue to perform our existing classified contracts and may not be able to enter into new classified contracts, which could adversely affect our revenues. Failure to comply with the NISPOM or other security requirements may result in loss of access to classified information and subject us to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government, which could have a material adverse impact on our business, financial condition and results of operations.
Additionally, the NISPOM requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control and influence (“FOCI”). In addition to other factors, a company is considered to be operating under FOCI whenever a foreign interest has the power, direct or indirect, whether or not exercised, to direct or decide matters affecting the management or operations of that company in a manner that may result in unauthorized access to classified information, may adversely affect the performance of classified contracts, or may undermine U.S. security or export controls.
Leonardo S.p.A., an Italian company listed on the Milan Stock Exchange, is the ultimate parent company of US Holding which, in turn, prior to the merger owns all of our outstanding common stock. As a result, we are deemed to be operating under FOCI. Furthermore, the Italian state beneficially owns approximately 30.2% of Leonardo S.p.A.’s voting power (through its ownership of approximately 30.2% of the outstanding ordinary shares of Leonardo S.p.A.). In order to be permitted to maintain our security clearances and our access to classified data and to perform or bid on classified programs, we are required to mitigate FOCI through a commitment letter, dated as of February 26, 2021 (the letter, together with all of its requirements, the “Commitment Letter”), which relates to a proxy agreement we previously entered into, dated as of October 26, 2017, with DCSA. The Commitment Letter also details other interim requirements for the mitigation of FOCI. In addition, the DoD or other U.S. government agencies may impose further requirements or protections to ensure compliance with relevant rules and regulations due to RADA’s personnel and operations being located in Israel. For additional information on the terms and requirements of the proxy agreement, see “—We operate under a Commitment Letter with DCSA that regulates significant areas of our governance. If we fail to comply with the Commitment Letter, our classified U.S. government contracts could be terminated, which could have a material adverse impact on our business, financial condition and results of operations”.
While we currently mitigate FOCI under the Commitment Letter, DCSA and DoD reserve the right to impose such additional security safeguards as they believe necessary in order to prevent unauthorized access to classified and controlled unclassified information, respectively, and any U.S. government agency may deny or revoke our access to classified and controlled unclassified information under its jurisdiction if it considers it necessary to protect national security. While we currently do not expect to need any further FOCI mitigation agreements in respect of the merger with RADA, this expectation may change and failure to maintain an agreement with DCSA regarding the appropriate FOCI mitigation arrangement could result in invalidation or termination of our facility security clearances, which in turn would mean that we would not be able to perform under current or enter into future contracts with the U.S. government requiring facility security clearances.
We depend on revenues from contracts and subcontracts with the U.S. government, including defense-related programs with the DoD and a broad range of programs with each of the service branches. Revenues derived directly or indirectly from contracts with the U.S. government were approximately 86%, 84% and 89% of our total revenues for the years ended December 31, 2021, 2020, and 2019, respectively. If we fail to maintain an agreement with DCSA regarding the appropriate FOCI mitigation arrangement or otherwise fail to comply with the NISPOM, this could have a material adverse impact on our business, financial condition and results of operations. For further information, see “—We depend on U.S. defense spending for the vast majority of our revenues. Disruptions or deteriorations in our relationships with the relevant agencies of the U.S. government could have a material adverse impact on our business, financial condition and results of operations”.
We depend on U.S. government contracts, which often are only partially funded and are subject to immediate termination. The termination or failure to fund one or more of these contracts could have a material adverse impact on our business, financial condition and results of operations.
Over its lifetime, a U.S. government program may be implemented by the award of many different individual contracts and subcontracts. The funding of U.S. government programs is subject to Congressional appropriations. U.S. government appropriations in turn are affected by general U.S. government budgetary issues and related legislation. Although multi-year contracts may be authorized and appropriated in connection with major procurements, Congress generally appropriates funds on a government fiscal year basis, which runs from October 1 to September 30. Procurement funds are typically made available for obligation over the course of one to three years. Consequently, programs often initially receive only partial funding, and additional funds are obligated only as Congress makes further appropriations. We cannot predict the extent to which total funding and/or funding for individual programs will be included, increased or reduced as part of the annual appropriations process ultimately approved by Congress and the President or in separate supplemental appropriations or continuing resolutions, as applicable. The termination of funding for a U.S. government program would result in a loss of anticipated future revenue attributable to that program, which could have a material adverse impact on our business, financial condition and results of operations. In addition, the termination of a program or the failure to commit additional funds to a program that already has been started could result in lost revenue and increase our overall costs of doing business. The loss of revenues from our possible failure to obtain renewal or follow-on contracts may be significant because we depend on the U.S. government for a significant portion of our revenues. For further information, see “—We depend on U.S. defense spending for the vast majority of our revenues. Disruptions or deteriorations in our relationships with the relevant agencies of the U.S. government could have a material adverse impact on our business, financial condition and results of operations”.
In addition, U.S. government contracts may generally be terminated, in whole or in part, without prior notice at the U.S. government’s convenience upon payment only for work done and commitments made at the time of termination. For some contracts, we are a subcontractor and not the prime contractor, and in those arrangements, the U.S. government could terminate the prime contractor for convenience without regard for our performance as a subcontractor. We can give no assurance that one or more of our contracts will not be terminated under those circumstances. Also, we can give no assurance that we would be able to procure new contracts to offset the revenue or backlog lost as a result of any termination of our contracts. Because a significant portion of our revenue depends on our performance and payment under our contracts, the loss of one or more large contracts could have a material adverse impact on our business, financial condition and results of operations.
In addition to termination for convenience, U.S. defense contracts are generally also terminable for default based on performance. Termination by the U.S. government, or one of its prime contractors, of a contract due to default could in addition to the loss of future revenue obligate us to pay for re-procurement costs in excess of the original contract price, net of the value of work accepted from the original contract, as well as other damages. For some contracts, we are a subcontractor and not the prime contractor, and in those arrangements, the U.S. government could terminate the prime contractor for default without regard for our performance as a subcontractor. Termination of a contract due to our default could also impair our reputation and our ability to compete for other contracts which could have a material adverse impact on our business, financial condition and results of operations. Additionally, our U.S. government contracts are heavily regulated and subject to audit and negative audit findings could result in the termination of these or other contracts or the failure to receive future awards, see “—We operate in a highly regulated environment and are routinely audited and reviewed by the U.S. government and its agencies”.
The U.S. government also has the ability to stop work under a contract for a limited period of time for its convenience. It is possible that the U.S. government, or one of its prime contractors, could invoke this ability across a limited or broad number of contracts. In the event of a stop work order, contractors are typically protected by provisions covering reimbursement for costs incurred on the contract to date and for costs associated with the temporary stoppage of work on the contract plus a reasonable fee. However, such temporary stoppages and delays could introduce inefficiencies and result in financial and other damages for which we may not be able to receive full recovery. They could also ultimately result in termination of a contract (or contracts) for convenience or reduced future orders.
We operate in a highly regulated environment and are routinely audited and reviewed by the U.S. government and its agencies.
We depend on U.S. government contracts, which are heavily regulated and subject to audit by the U.S. government and its agencies, such as the Defense Contract Audit Agency (“DCAA”), Defense Contract Management Agency (“DCMA”), the DoD Inspector General, and others. These agencies review performance on government contracts, direct and indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review compliance with government standards for our business systems and the adequacy of our internal control systems and policies. Negative findings related to our business and accounting systems and financial controls and capability could result in our ineligibility for future cost-plus contracts. Costs ultimately disallowed or found to be improperly allocated to a specific contract will not be reimbursed or must be refunded if already reimbursed. We record contract revenue based on costs on which we expect to be paid after any final audit. However, we do not know the outcome of any future audits and adjustments in advance, and we may be required to reduce our revenue or profits materially upon completion and final negotiation of audits. As a result of certain cost reduction initiatives across our industry, we have experienced and may continue to experience an increased number of audits and/or a lengthened period of time required to close open audits. For example, the thresholds for certain allowable costs in the U.S., including compensation costs, have been significantly reduced; the allowability of other types of costs are being challenged, debated and, in certain cases, modified, all with potentially significant financial costs to the Company. We may also perform work for which we must file requests for equitable adjustments or claims seeking recovery for out-of-scope work to be compensated. While we may resort to other methods to pursue our claims or collect our receivables, these methods are expensive and time consuming and successful collection is not guaranteed. Failure to collect our receivables or prevail on our claims would have an adverse effect on our business, financial condition and results of operations.
If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties, sanctions, termination of contracts, forfeiture of profits or suspension or debarment from doing business with the U.S. government. Whether or not illegal activities are alleged, the U.S. government has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate, with significant financial impact. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us or our business partners and suppliers.

Additionally, we are reviewed and rated by our government clients on a contract by contract basis. The receipt of a negative review on one contract could cause us reputational harm and adversely affect our ability to win future contracts.
Due to our reliance on government contracts, negative audit findings or reviews for one or more of these contracts could have a material adverse impact on our business, financial condition and results of operations.
We are subject to a number of procurement, international trade, and other rules regulations and requirements related to our industry, our products, and the businesses we operate. If we fail to comply with such rules, regulations or other requirements we may be subject to civil and/or criminal penalties and/or administrative sanctions.
As a U.S. government contractor, we (and our subcontractors and others with whom we do business) must comply with many significant procurement regulations and other specific legal requirements. These regulations and other requirements increase our performance and compliance costs and risks and regularly evolve. New laws, regulations or procurement requirements or changes to current ones (including, for example, evolving and strengthening regulations related to cybersecurity, privacy, recovery of employee compensation costs, counterfeit and/or substitute parts, anti-human trafficking, organizational conflicts of interest, specialty metals and conflict minerals) can significantly increase our costs and risks and negatively affect our results of operations.
If we fail to comply with procurement regulations or other requirements, we may be subject to civil and/or criminal penalties and/or administrative sanctions, which may include termination or modification of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government, any of which could have a material adverse effect on our business, financial condition and results of operations.
We (again, including our subcontractors and others with whom we do business) are also subject to, and expected to perform in compliance with, a vast array of federal laws, regulations and requirements related to our industry, our products and the businesses we operate. These laws and regulations include, but are not limited to, the Anti-Kickback Act, the Arms Export Control Act, including the International Trade in Arms Regulations (“ITAR”), the Communications Act, the Defense Federal Acquisition Regulations, the Export Administration Regulations (“EAR”) (which includes anti-boycott provisions), the False Claims Act, the Federal Acquisition Regulation, the Foreign Corrupt Practices Act (“FCPA”), the Lobbying Disclosure Act, the Procurement Integrity Act, the Truthful Cost or Pricing Data Act, the Foreign Trade Regulations, the Foreign Investment Risk Review Modernization Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act, and Executive Orders and regulations, administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, as well as rules and regulations administered by the U.S. Customs and Border Protection and the Bureau of Alcohol, Tobacco, Firearms and Explosives. While we have implemented compliance programs that are intended to avoid violations of these federal laws, regulations and requirements, given the nature of our operations and the constant evolution of applicable laws, regulations and requirements, we may not be able to prevent future violations. If we are found to have violated such laws, regulations or requirements, we may be subject to reductions of the value of contracts; contract modifications or termination; the withholding of payments from our customer; the loss of export privileges; administrative or civil judgments and liabilities; criminal judgments or convictions, liabilities and consent or other voluntary decrees or agreements; other sanctions; the assessment of penalties, fines, or compensatory, treble or other damages or non-monetary relief or actions; or suspension or debarment.
If we or those with whom we do business do not comply with the laws, regulations and processes to which we are subject or if U.S. government practices or requirements change significantly, including with respect to the thresholds for allowable costs, it could affect our ability to compete and adversely impact our business, financial condition and results of operations.

The U.S. government’s organizational conflict of interest rules could limit our ability to compete successfully for new contracts or may require us to exit or wind down certain existing contracts, any of which could adversely affect our business, financial condition, results of operations and prospects.
Past efforts by the U.S. government to reform its procurement practices have focused, among other areas, on the separation of certain types of work to facilitate objectivity and avoid or mitigate organizational conflicts of interest, and the strengthening of regulations governing organizational conflicts of interest. Organizational conflicts of interest may arise from circumstances in which a contractor has:
•impaired objectivity during performance;
•unfair access to non-public information; or
•the ability to set the “ground rules” for another procurement for which the contractor competes.
A focus on organizational conflicts of interest issues has resulted in legislation and regulations aimed at increasing organizational conflicts of interest requirements, including, among other things, separating sellers of products and providers of advisory services in major defense acquisition programs. These organizational conflicts of interest regulations have led to increased bid protests related to arguments to disqualify or overturn awards based on conflict grounds.
Future legislation and regulations may increase the restrictions in current organizational conflicts of interest regulations and rules. To the extent that organizational conflicts of interest laws, regulations and rules limit our ability to successfully compete for new contracts or task orders with the U.S. government and/or commercial entities, or require us to exit certain existing contracts or wind down certain existing contracts, either because of organizational conflicts of interest issues arising from our business or because companies with which we are affiliated, including Leonardo S.p.A. and its subsidiaries (including US Holding), or with which we otherwise conduct business create organizational conflicts of interest issues for us, our business, financial condition, results of operations and prospects could be materially and adversely affected.
A failure to attract and retain technical and other key personnel could reduce our revenues and our operational effectiveness.
Our success depends largely upon the continued services of our executive officers and other key employees. We rely on our leadership team in the areas of research and development, operations, security, marketing, sales, customer experience, general and administrative functions, and on individual contributors in our research and development and operations. In addition, the relationships and reputation that many members of our senior management team have established and maintain with U.S. government personnel contribute to our ability to maintain strong customer relationships and to identify new business opportunities. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our chief executive officer, or key employees could impair our ability to identify and secure new contracts, disrupt customer relations, cause us to be in breach of contracts that require us to maintain key personnel or otherwise harm our business. Changes in our executive management team may also cause disruptions in, and harm to, our business.
There is a high demand for qualified technical and other key personnel, and we believe that our future growth and success will depend upon our ability to attract, train and retain such personnel. Competition for personnel in the defense industry is intense, and there is a limited number of persons with knowledge of and experience in this industry. Additionally, some of our businesses are located in regions where competition for personnel is particularly intense. We have historically high levels of open job requisitions, and although we currently experience manageable rates of turnover for our technical personnel the rate of turnover may increase in the future and we may increasingly be unable to find replacement personnel. Our ability to hire personnel in specific sectors may also be limited by non-disclosure or non-solicit agreements that we have entered into. An inability to attract or maintain a sufficient number of technical and other key personnel could have a material adverse effect on our contract performance or on our ability to capitalize on market opportunities.
Our operating results and growth opportunities are heavily dependent upon our ability to attract and retain sufficient personnel with security clearances and requisite skills in multiple areas, including science, technology, engineering and math. Additionally, as we grow our international business, it is increasingly important that we are able to attract and retain personnel with relevant local qualifications and experience. In addition, in a tightened labor market, we are facing increased competition for talent, both with traditional defense companies and commercial companies. If qualified personnel are scarce or difficult to attract or retain or if we experience a high level of attrition, generally or in particular areas, or if such personnel are unable to obtain security clearances on a timely basis, we could experience higher labor, recruiting or training costs in order to attract and retain necessary employees.
Approximately 440 (or 7.6%) of our employees are covered by collective agreements. We generally have been able to renegotiate renewals to expiring agreements without significant disruption of operating activities. If we encounter difficulties with renegotiations or renewals of collective bargaining arrangements or are unsuccessful in those efforts, we could incur additional costs and experience work stoppages. Union actions at our suppliers could also affect us. We cannot predict how stable our union relationships will be or whether we will be able to successfully negotiate successor collective bargaining agreements without impacting our financial condition. In addition, the presence of unions may limit our flexibility in dealing with our workforce. While a relatively small percentage of our employee base is unionized, work stoppages could negatively impact the specific business segments in which our unionized employees are employed including our ability to manufacture products or provide services on a timely basis, which could negatively impact our business, financial condition and results of operations.
On September 9, 2021, President Biden released an executive order that requires all employees of federal contractors to be vaccinated. Subsequently, a nationwide preliminary injunction was placed on the order. On August 26, 2022, the United States Court of Appeals for the Eleventh Circuit narrowed the scope of the injunction of the vaccine mandate. The Eleventh Circuit limited the preliminary injunction to the parties before the Court: seven States (Georgia, Alabama, Idaho, Kansas, South Carolina, Utah, and West Virginia), their agencies, and members of the construction-industry trade group Associated Builders and Contractors. We continue to monitor the progress of the appeal as well as the Safer Federal Workforce Task Force website for new guidance and updates to enforcement policy. Until the Task Force issues updated guidance, we will work with relevant contracting officers seeking direction. Following a final determination, there is a risk that some of our employees will not comply and may need to be replaced, if required by the regulations implementing this executive order.
If we are unable to attract and retain a qualified workforce, we may be unable to maintain our competitive position and it could have a material adverse impact on our business, reputation, financial condition and results of operations.
The U.S. government has and may continue to implement initiatives focused on efficiencies, affordability and cost growth and other changes to its procurement practices.
Our industry has experienced, and we expect will continue to experience, significant changes to business practices globally as a result of an increased focus on affordability, efficiencies, business systems, recovery of costs and a reprioritization of available defense funds to key areas for future defense spending. These initiatives and changes to procurement practices may change the way U.S. government contracts are solicited, negotiated and managed, which may affect whether and how we pursue opportunities to provide our products and services to the U.S. government, including the terms and conditions under which we do so. For example, in connection with these cost reduction initiatives the U.S. government is pursuing alternatives to shift additional responsibility and performance risks to the contractor. Changes in procurement practices favoring incentive-based fee arrangements, different award criteria, non-traditional contract provisions and government contract negotiation offers also may affect our results of operations and predictability. The U.S. government has been pursuing and may continue to pursue these and other policies that could negatively impact our profitability and adversely impact our business, financial condition and results of operations.

We use estimates in pricing and accounting for many of our programs, and changes in our estimates could adversely impact our business, financial condition and results of operations.
We enter into forward pricing rate agreements with our U.S. government clients that establish specific direct and indirect rates to be used in pricing all contracts with the applicable government agency for a specified period of time. This requires us to estimate the costs that we will incur in connection with future contracts. Failure to accurately estimate the costs that we will incur including as a result of changes in underlying assumptions, circumstances or estimates may materially reduce our profit or cause a loss on these contracts and adversely impact our business, financial condition and results of operations.
Additionally, accounting for our contracts requires judgment relative to assessing costs, including costs associated with customer-directed delays and reductions in scheduled deliveries, unfavorable resolutions of claims and contractual matters, judgments associated with estimating contract revenue and costs and assumptions for schedule and technical issues. Due to the size, nature and performance period of many of our contracts, the estimation of total revenue and cost at completion is complicated and subject to many variables. For example, we must make assumptions regarding: (i) the length of time to complete the contract because costs also include expected increases in wages and prices for supplies and materials; (ii) whether contracts should be accounted for as having one or more performance obligations based on the goods and services promised to the customer; (iii) incentives or penalties related to performance on contracts in estimating revenue and profit rates, and recording them when there is sufficient information for us to assess anticipated performance; and (iv) estimates of award fees in estimating revenue and profit rates based on actual and anticipated awards. Because of the significance of the judgments and estimation processes involved in accounting for our contracts, materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely impact our business, financial condition and results of operations.
We may not realize the full value of our total estimated remaining contract value or bookings, including as a result of reduction of funding or cancellation of our U.S. government contracts, which could have a material adverse impact on our business, financial condition and results of operations.
Our total backlog consists of funded and unfunded amounts. Funded backlog represents the revenue value of orders for services under existing contracts for which funding is appropriated or otherwise authorized less revenue previously recognized on these contracts. Unfunded backlog represents the revenue value of firm orders for products and services under existing contracts for which funding has not yet been appropriated less funding previously recognized on these contracts. We evaluate bookings which we define as the total value of contract awards received from the U.S. government for which it has appropriated funds and legally obligated such funds to the Company through a contract or purchase order, plus the value of contract awards and orders received from customers other than the U.S. government. As of December 31, 2021, our total remaining contract value was approximately $2,861 million with bookings of $2,595 million. We historically have not realized all of the revenue included in our total contract value or bookings, and we may not realize all of the revenue included in our total contract value or bookings in the future. There is a higher degree of risk in this regard with respect to unfunded backlog. In addition, there can be no assurance that our total bookings will result in actual revenue in any particular period. This is because the actual receipt, timing, and amount of revenue under contracts included in total contract value and bookings are subject to various contingencies, including Congressional appropriations, many of which are beyond our control. The actual receipt of revenue from contracts included in total estimated contract value and bookings may never occur or may be delayed because: a program schedule could change or the program could be canceled; a contract’s funding or scope could be reduced, modified, delayed, de-obligated or terminated early, including as a result of a lack of appropriated funds or cost cutting initiatives and other efforts to reduce U.S. government spending and/or the automatic federal defense spending cuts required by sequestration; in the case of funded backlog, the period of performance for the contract has expired or the U.S. government has exercised its unilateral right to cancel multi-year contracts and related orders or terminate existing contracts for convenience or default; in the case of unfunded backlog, funding may not be available. Our failure to replace canceled or reduced bookings could have a material adverse impact on our business, financial condition and results of operations. See “—We have unfunded obligations under our pension plans, and we use estimates in accounting for our pension plans and changes in our estimates could adversely affect our financial condition and results of operations”.

Our business may be harmed if we are unable to appropriately manage our inventory.
We are subject to the risk that the inventory we carry may decrease in value over time due to, among other things, changes in customer priorities and needs. Any increase in the level of inventories of finished goods, components and raw materials that we carry, including due to any failure to replace cancelled or reduced backlog or other shortfalls in anticipated sales, may increase our risk of inventory obsolescence and corresponding inventory write-downs and write-offs, and such amounts could be material. In response to impacts on our supply chain resulting from various factors, including the COVID-19 pandemic, we have increased our purchases of certain supplies, including electronic components necessary to manufacture our products. For further information see “—The COVID-19 pandemic and related disruption to supply chains, including for electric and electronic components, may impact our ability to obtain needed materials for our products which could materially adversely impact our business, financial conditions and results of operations”. If we are unable to appropriately manage our inventory balances it could have a material adverse impact on our business, financial condition and results of operations.
Our working capital requirements and cash flows are extremely variable and subject to fluctuation, which could have a material adverse effect on our business, financial condition and results of operations.
Our working capital requirements and cash flows have historically been, and are expected to continue to be, subject to significant fluctuations. Historically we have had negative cash flows in some quarters of the year, and we expect this pattern to continue in the future. See “Information About DRS—Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus. If we are unable to manage fluctuations in cash flow, it could have a material adverse impact on our liquidity, as well as on our business, financial condition and results of operations. Factors which could result in fluctuations in our working capital and cash flows include:
•the quantity of product and service sales revenue achieved;
•the margins achieved on sales of products and services;
•the timing and collection of receivables;
•the timing and size of inventory and related component purchases;
•the timing of payment on payables and accrued liabilities; and
•the adequacy of our current financing arrangements and access to additional financing.
We cannot predict future capital needs, the sufficiency of our current financing or our ability to obtain additional financing if we need it.
Our operations are capital intensive and we rely heavily on financing, including working capital financing, such as factoring and supply chain financing. We may also enter into other types of financings in the future, including bank and bond financing and the other financing transactions as further described in the section entitled “Recapitalization”. Although we believe that our available cash resources, together with our retained earnings, are sufficient to meet our presently anticipated liquidity needs and capital expenditure requirements, we might in the future need to raise additional funds to, among other things:
•fund our operations;
•address fluctuations in cash flow (including negative cash flow periods);
•support more rapid growth of our business;
•develop new or enhanced products and solutions;
•respond to competitive pressures; and
•acquire companies or technologies.

We cannot guarantee that we will continue to be able to extend existing working capital financing on commercially reasonable terms or at all and we might be unable to obtain additional financing, if needed, on terms acceptable to us, if at all. In the past we have been reliant on our parent company for financing. If sufficient funds are not available or are not available on terms acceptable to us, our ability to fund our current operations, fund expansion, take advantage of acquisition opportunities, develop or enhance services or products, or otherwise respond to competitive pressures would be significantly limited. We have historically relied upon our ultimate majority stockholder Leonardo S.p.A. and its affiliates for financing, and may be required to obtain the consent of Leonardo S.p.A. or US Holding in order to obtain additional or alternative financing and there is no guarantee that their consent will be granted. See “Information About DRS—Certain Relationships and Related Transactions, and Director Independence—Transactions with Leonardo S.p.A. Affiliates—Financing Arrangements” and “—Our ultimate majority stockholder, Leonardo S.p.A., may have interests that are different from, or conflict with, those of our other stockholders, and their significant ownership in us may discourage change of control transactions”. The existing debt obligations of Leonardo S.p.A., which contain restrictions applicable to subsidiaries of Leonardo S.p.A., including us, may also negatively impact our ability to obtain additional financing on terms acceptable to us, if at all. In addition, any decline in the ratings of our corporate credit or any indications from the rating agencies that their ratings on our corporate credit are under surveillance or review with possible negative implications could adversely impact our ability to access capital. The merger agreement also requires that DRS use its reasonable best efforts to repay an existing intercompany loan from US Holding, and there is no guarantee that sufficient funds will be available on terms no less favorable than the existing intercompany loan in order to satisfy such requirement and repay such loan. These limitations could have a material adverse impact on our business, financial condition and results of operations.
The agreements governing our debt contain or may in the future contain various covenants that limit our ability to take certain actions and also require us to meet financial maintenance tests, and failure to comply with these covenants could have an adverse impact on our business, financial condition and results of operations.
Our current financing arrangements contain restrictions, covenants and events of default that, among other things, require us to satisfy certain financial tests and maintain certain financial ratios and restrict our ability to incur additional indebtedness and to refinance our existing indebtedness. For more information on our current financing arrangements see “Certain Relationships and Related Transactions, and Director Independence—Transactions with Leonardo S.p.A. Affiliates—Financing Arrangements”.
The terms of our current financing arrangements impose, and the terms of any future financing arrangements including the arrangements contemplated to be entered into in connection with the merger as further described in the section titled “Recapitalization” may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities by limiting the amount of additional borrowings we may incur. These restrictions may include compliance with, or maintenance of, certain financial tests and ratios and may limit or prohibit our ability to, among other things:
•borrow money or guarantee debt;
•create liens;
•pay dividends or acquire our capital stock;
•make investments and acquisitions;
•enter into, or permit to exist, contractual limits on the ability of our subsidiaries to pay dividends to us;
•enter into new lines of business;
•enter into transactions with affiliates; and
•sell assets or merge with other companies.
Various risks, uncertainties and events beyond our control could affect our ability to comply with these restrictions and covenants. Failure to comply with any of the restrictions and covenants that may be in our current or future financing arrangements could result in a default under those arrangements and under other arrangements that may contain cross-default provisions.
A default would permit lenders to accelerate the maturity of the debt under these arrangements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by our current or future financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.
To service indebtedness and fund other cash needs, we will require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.
Our ability to pay principal and interest on our anticipated debt obligations and to fund any planned capital expenditures and other cash needs will depend in part upon the future financial and operating performance of our Company and our subsidiaries. Prevailing economic conditions and financial, business, competitive, legislative, regulatory and other factors, many of which are beyond our control, will affect our ability to make these payments.
If we are unable to make payments or we are unable to refinance the debt or obtain new financing under these circumstances, we may consider other options, including:
•sales of assets;
•equity offerings;
•reductions or delays of capital expenditures, strategic acquisitions, investments and alliances; or
•negotiations with our lenders to restructure the applicable debt.
Some of our variable-rate indebtedness uses LIBOR as a benchmark for establishing the rate. For more information on our current financing arrangements see “Certain Relationships and Related Transactions, and Director Independence—Transactions with Leonardo S.p.A. Affiliates—Financing Arrangements”. Certain LIBOR rates have been discontinued as of January 1, 2021, and further rates are expected to be discontinued in 2023, and will be replaced with an alternative reference rate. The consequence of this development cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness. In connection with the consummation of the merger, we expect to implement additional financing arrangements as part of our efforts to align our capital structure more closely with other U.S. public companies as described further in the section entitled “Recapitalization”. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us in an amount sufficient, to enable us to pay our anticipated indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our anticipated indebtedness on or before maturity. We may not be able to refinance any of our anticipated debt on commercially reasonable terms, or at all. In addition, any increase in interest rates may increase the cost to us of our anticipated indebtedness or any refinancing thereof.
We face intense competition and may suffer losses if we fail to compete efficiently.
We operate in highly competitive markets and compete with many large, small and mid-tier defense contractors, including, at times, our customers, based on performance, cost, overall value, delivery and reputation. Our competitors continuously seek to expand their business relationships with the U.S. government and will continue these efforts in the future, and the U.S. government may choose to use other contractors. We expect that a majority of the business that we seek will be awarded through competitive bidding. The U.S. government has increasingly relied on certain types of contracts that are subject to multiple competitive bidding processes, including multi-vendor Indefinite Delivery Indefinite Quantity (“IDIQ”), Government wide Acquisition Contracts, General Services Administration Schedule and other multi-award contracts, which has resulted in greater competition and increased pricing pressure. Many of our larger competitors have significantly greater financial resources than we do and have more extensive or more specialized engineering, manufacturing and marketing capabilities than we do in some areas, including as a result of substantial industry consolidation, which increased the market share of certain of our competitors and enabled them to take advantage of economies of scale and develop new technologies. These larger competitors may also benefit from supply chain leverage and pricing flexibility, including, in some cases, the ability to price contracts at a loss, due to their size. Larger competitors, for example, may decide to pursue contracts typically won by mid-tier contractors, such as us. Additionally, our smaller competitors may have lower overhead rates than we do, enabling them to compete effectively on pricing against mid-tier contractors such as us. A number of these competitors are also our suppliers and customers. Additionally, some customers, including the DoD, are increasingly purchasing “off the shelf” components from commercial suppliers in lieu of using traditional defense contractors to design and manufacture such items.
We may not be able to continue to win competitively awarded contracts or to obtain task orders under multi-award contracts. Further, the competitive bidding process involves significant cost and managerial time to prepare bids and proposals for contracts that may not be awarded to us or may be split with competitors, as well as the risk that we may fail to accurately estimate the resources and costs required to fulfill any contract awarded to us. Contracts awards are subject to bid protests from unsuccessful bidders, which typically extends the time until work on a contract can begin. Following any contract award, we may experience significant expense or delay, contract modification or contract rescission as a result of our competitors protesting or challenging contracts awarded to us in competitive bidding.
Preferences or set-asides for minority-owned, small and small disadvantaged businesses could impact our ability to be a prime contractor and limit our opportunity to work as a subcontractor on certain governmental procurements.
As a result of the Small Business Administration (“SBA”) set-aside program, the federal government may decide to restrict certain procurements only to bidders that qualify as minority-owned, small, or small disadvantaged businesses. We would not be eligible to perform as a prime contractor on those programs and in general would be restricted to no more than 49% of the work as a subcontractor on those programs. An increase in the amount of procurements under the SBA set-aside program may impact our ability to bid on new procurements as a prime contractor, limit our opportunity to work as a subcontractor or restrict our ability to compete on incumbent work that is placed in the set-aside program.
We depend in part upon our relationships and alliances with industry participants in order to generate revenue, which involves risks and uncertainties.
We rely on the strength of our relationships with other industry participants, including major prime contractors and small businesses, to form strategic alliances and we have entered, and expect to continue to enter, into joint venture, teaming, partnership, subcontractor and other arrangements. These activities involve risks and uncertainties, including the risk that a joint venture or applicable entity fails to satisfy its obligations, which may result in certain liabilities to us from guarantees and other commitments, the challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and our partners and the difficulty of managing and resolving such conflicts and the business arrangements generally. In some cases, these relationships are subject to exclusivity arrangements which subject us to the risk that we may be forced to forego superior opportunities with a different partner. In addition, particularly where we act as a subcontractor and form teaming arrangements in which we and other contractors bid on particular contracts or programs, we often lack control over fulfillment of a contract and poor performance on the contract could impact our customer relationship, even when we perform as required. If partners in teaming arrangements suffer financial difficulties, face compliance or other reputational issues or fail to comply with the law, we may be adversely affected to the extent we are relying on such partners. Additionally, the U.S. Department of Justice and Federal Trade Commission have periodically and increasingly focused on ensuring competition in government acquisition and could challenge a teaming arrangement. If any of our existing relationships with our industry partners were impaired or terminated, or if we are unable to enter into future arrangements, we could also experience significant delays in the development of new products ourselves, and we would incur additional development costs. We would need to fund these costs internally or identify new industry partners.
Some of our industry partners and major customers are also potential competitors, which may impair the viability of new or continued strategic relationships. This position may create conflicts of interest and uncertainty in circumstances where we continue to operate as both a subcontractor for and a competitor to one of our industry partners or customers, potentially jeopardizing potential revenue opportunities. While we must compete effectively in the marketplace, our future alliances may depend on our industry partners’ perception of us. Our ability to win new and/or follow-on contracts may be dependent upon our relationships within the defense industry.
We are susceptible to a security breach, through cyber attack, cyber intrusion, insider threats or otherwise, and to other significant disruptions of our IT networks and related systems or of those we operate for our customers.
We store sensitive data, including information relating to national security and other sensitive government functions, intellectual property and technology, proprietary business information, and confidential employee information such as personally identifiable or protected health information on our servers and databases. We are subject to laws and rules issued by U.S. and non-U.S. governments and agencies concerning safeguarding and maintaining information confidentiality including extensive and evolving cyber requirements of the DoD. We maintain an extensive network of technical security controls, policy enforcement mechanisms, monitoring systems and management oversight in order to address these threats. While these measures are designed to prevent, detect and respond to unauthorized activity in our systems, we still face the risk of a security breach with respect to that data, whether through cyber attack, cyber intrusion or insider threat via the Internet, malware, computer viruses, attachments to e-mails, persons inside our organization or with access to systems inside our organization, threats to the physical security of our facilities and employees or other significant disruption of our IT networks and related systems or those of our suppliers or subcontractors. The risk of security breaches may be higher during times of international conflict, like the current war in Ukraine, or during a natural disaster or pandemic (including COVID-19) due to remote working arrangements. As an advanced technology-based solutions provider, and particularly as a government contractor with access to national security and other sensitive government information, we face a heightened risk of a security breach or disruption from threats to gain unauthorized access to our and our customers’ proprietary or classified information on our IT networks and related systems and to the IT networks and related systems that we operate and maintain for certain of our customers. These types of information and IT networks and related systems are critical to the operation of our business and essential to our ability to perform day-to-day operations, and, in some cases, are critical to the operations of certain of our customers. We make significant efforts to maintain the security and integrity of these types of information and IT networks and related systems and have implemented various measures to manage the risk of a security breach or disruption. As is the case with many other companies, we have experienced cyber security incidents in the past, including Denial of Service attacks, ransomware, and attacks from suspected nation state actors. Our efforts and measures have not been effective in the case of every incident, but no incident has had a material negative impact on us to date. Sensitive data saved on networks, systems and facilities therefore remain vulnerable because of the risk that cybersecurity incidents, including, but not limited to, attempts to gain unauthorized access to data, potential security breaches, particularly cyber attacks and cyber intrusions, or disruptions, will occur in the future, and because the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected. In some cases, the resources of foreign governments may be behind such attacks due to the nature of our business and the industries in which we operate. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures. Thus, it is impossible for us to entirely mitigate this risk, and there can be no assurance that future cyber security incidents will not have a material negative impact on us. A security breach or other significant disruption involving these types of information and IT networks and related systems could:
•disrupt the proper functioning of these networks and systems and, therefore, our operations and/or those of certain of our customers;
•result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information of ours, our customers or our employees, including trade secrets, which could be used to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;
•result in litigation and governmental investigation and proceedings associated with cybersecurity incidents;
•compromise national security and other sensitive government functions;

•require significant management attention and resources to remedy the damages that result;
•result in costs which exceed our insurance coverage and/or indemnification arrangements;
•subject us to claims for contract breach, damages, credits, penalties or termination; and
•damage our reputation with our customers (particularly agencies of the U.S. government) and the general public.
Additionally, a failure to comply with the National Institute of Standards and Technology Special Publication 800-171 or the DoD’s cybersecurity requirements, including the Cyber Security Material Model Certificate (“CMMC”) which will require all contractors to receive specific third-party certifications relating to specified cybersecurity standards in order to be eligible for contract awards, whether or not resulting in a security breach or disruption, could restrict our ability to bid for, be awarded and perform on DoD contracts. The DoD expects that all new contracts will be required to comply with the CMMC by 2026, and initial requests for information and for proposal have already begun. We are in the process of evaluating our readiness and preparing for the CMMC, but to the extent we, or our subcontractors or other third parties on whom we rely, are unable to achieve certification in advance of contract awards that specify the requirement, we will be unable to bid on such contract awards or on follow-on awards for existing work with the DoD, depending on the level of standard as required for each solicitation, which could adversely impact our revenue, business, results of operations and financial condition. We will also be required to go through a recertification process every two years in order to maintain our certification. In addition, any obligations that may be imposed on us under the CMMC may be different from or in addition to those otherwise required by applicable laws and regulations, which may cause additional expense for compliance.
We must also rely on the safeguards put in place by customers, suppliers, vendors, subcontractors, partners in teaming arrangements or other third parties to minimize the impact of cyber threats, other security threats or business disruptions. These third parties may have varying levels of cybersecurity expertise and safeguards, and their relationships with government contractors, such as our Company, may increase the likelihood that they are targeted by the same cyber threats, including from foreign governments, we face. In the event of a breach affecting these third parties, our business and financial results could suffer materially. With respect to our commercial arrangements with these third parties, we have processes designed to require that the third parties and their employees and agents agree to maintain certain standards for the storage, protection and transfer of confidential, personal and proprietary information. However, we remain at risk of a data breach due to the intentional or unintentional non-compliance by a third party’s employee or agent, the breakdown of a third party’s data protection processes, which may not be as sophisticated as ours, or a cyber attack on a third party’s information network or systems.
The impact of these various factors is difficult to predict, but any of them could result in the loss of information or capabilities, harm to individuals or property, damage to our reputation, business delays or losses, contractual or regulatory actions and potential liabilities, any one of which could have a material adverse impact on our business, financial condition and results of operations.
Significant capital investments and other expenditures could be required to remedy cybersecurity problems and prevent future breaches, including costs associated with additional security technologies, personnel and experts. These costs, which could be material, could adversely impact our results of operations in the period in which they are incurred and may not meaningfully limit the success of future attempts to breach our information technology systems.
We may be at greater risk from terrorism and other threats to our physical security and personnel, than other companies.
As a defense contractor, we may be more likely than other companies to be a direct target of, or an indirect casualty of, physical attacks including by active shooters, terrorists or terrorist organizations. It is impossible to predict accurately the likelihood or impact of any attack on our industry generally or on our business. While we have implemented physical security protection measures, and business continuity plans and established backup systems, in the event of an attack or a threat of an attack, these security measures and contingency plans may be inadequate to prevent significant disruptions in our business, technology or access to the infrastructure necessary to maintain our business. Such attack may harm our personnel, close our facilities or render our backup data and recovery systems inoperable. Damage to our facilities due to attacks may be significantly in excess of any amount of insurance recovery, and we may not be able to insure against such damage at a reasonable price or at all. The threat of attacks may also negatively affect our ability to attract and retain employees. Any of these events could have a material adverse effect on our business, financial condition and results of operations.
Our future success will depend on our ability to respond to the rapid technological changes in the markets in which we compete, our ability to introduce new or enhanced products and to enter into new markets.
The markets in which we compete are characterized by rapid technological developments and frequent new product introductions, enhancements and modifications. Our ability to develop new products and technologies that anticipate changing customer requirements, reduce costs and otherwise retain or enhance our competitive position in existing and new markets will be an important factor in our future results from operations. We will continue to make substantial capital expenditures and incur significant research and development costs aimed at improving our manufacturing capability, reducing costs, and developing and introducing new products and enhancements. If we fail to develop and introduce new products and technologies in a timely manner it could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot be certain that our new products and technologies will be successful or that customers will accept any of our new products.
Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise or are dependent upon factors not wholly within our control. Failure to meet our contractual obligations could adversely affect our business, financial condition, results of operations, reputation and future prospects.
We design, develop and manufacture technologically advanced and innovative products and services, which are applied by our customers in a variety of environments, including some under highly demanding operating conditions, to accomplish challenging missions. Problems and delays in development or delivery, or system failures, as a result of issues with respect to design, technology, intellectual property rights, labor, inability to achieve learning curve assumptions, inability to manage effectively a broad array of programs, manufacturing materials or components, or subcontractor performance could prevent us from meeting requirements and create significant risk and liabilities. In addition, any obsolescence of components used in our products may require us to redesign our products, in whole or in part, which could cause increased costs. Similarly, failures to perform on schedule or otherwise to fulfill our contractual obligations could negatively affect our reputation and ability to win future business which could have a material adverse impact on our business, financial condition and results of operations.
In addition, our products cannot be tested and proven in all situations and are otherwise subject to unforeseen problems. Examples of unforeseen problems that could negatively affect revenue, schedule and results of operations include premature failure of products that cannot be accessed for repair or replacement, failure to perform in anticipated or unanticipated battlefield conditions, unintended explosions or similar events, problems with design, quality and workmanship, inadequate delivery of subcontractor components or services and degradation of product performance. These failures could result, either directly or indirectly, in loss of life or property. Among the factors that may affect revenue and results of operations could be inaccurate cost estimates, design issues, human factors, unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work, and, in the case of certain contracts, repayment to the government customer of contract cost and fee payments we previously received, or replacement obligations. See also “—Our results of operations and cash flows are substantially affected by our mix of fixed-price, cost-plus and time-and-material type contracts. In particular, fixed-price contracts subject us to the risk of loss in the event of cost overruns or higher than anticipated inflation” and “—We use estimates in pricing and accounting for many of our programs, and changes in our estimates could adversely impact our business, financial condition and results of operations”.
If we are unable to meet our obligations, including due to issues regarding the design, development or manufacture of our products or services, it could have a material adverse impact on our reputation, our ability to compete for other contracts and our business, financial condition and results of operations.

We may not be able to fully exploit or obtain patents or other intellectual property protections necessary to secure our proprietary technology.
We seek to protect our competitive position by seeking patents, proprietary information and other intellectual property protections when possible and appropriate. However, we do not have the right to prohibit the U.S. government from using certain technologies developed by us or to prohibit third-party companies, including our competitors, from using those technologies in providing products and services to the U.S. government. The U.S. government often obtains the right to royalty-free use of technologies or intellectual property that we develop under U.S. government contracts or with funding from the U.S. government. Further, while we may retain rights over any technology, product or intellectual property that we develop under U.S. government contracts or using funding from the U.S. government, this requires us to take timely affirmative measures to preserve our rights. We are sometimes able to commercially exploit those government-funded technologies and, in many cases, may assert our intellectual property rights to seek to block other non-government users thereof, but we cannot assure you that we will always have such rights and that when we do, that those efforts will be successful. In some cases it may not be appropriate to patent our intellectual property as this involves making the patented technology public. In such cases we may have limited means to protect our intellectual property.
While we enter into confidentiality and non-disclosure agreements with our employees, consultants, partners, customers and others to attempt to limit access to and distribution of proprietary and confidential information, it is possible that:
•some or all of our confidentiality agreements will not be honored;
•third parties will independently develop equivalent technology or misappropriate our technology or designs;
•disputes will arise with our strategic partners, customers or others concerning the ownership of intellectual property; or
•contractual provisions may not be enforceable in certain jurisdictions.
Also, despite the steps taken by us to protect our proprietary rights, it may be possible for unauthorized third parties to copy or reverse-engineer aspects of our products, develop similar technology independently or otherwise obtain and use information from our supply chain that we regard as proprietary and we may be unable to successfully identify or prosecute unauthorized uses of our technology.
Third parties have claimed in the past and may claim in the future that we are infringing directly or indirectly upon their intellectual property rights, and third parties may infringe upon our intellectual property rights.
Our ability to ensure a competitive market position and gain awards of contracts depends in part on our ability to ensure that our intellectual property is protected, that our intellectual property rights are not diluted or subject to misuse, that we are able to license certain third-party intellectual property on reasonable terms and that we are able to operate without infringing the intellectual property rights of others. Third parties have claimed in the past and may claim in the future that we are infringing directly or indirectly upon their intellectual property rights, and we may be found to be infringing or to have infringed directly or indirectly upon those intellectual property rights. For example, in June 2017 another defense contractor filed suit in the United States Court of Federal Claims alleging that the U.S. government had infringed upon four of its patents relating to night vision weapon systems under a contract awarded to one of our subsidiaries. Neither we nor our subsidiary were named as defendants in the case, and the U.S. government assumes all infringement liability. In 2020, we received a notification from a commercial customer claiming that, under an agreement between us and the customer relating to night vision weapon systems on a separate program, we would be required to indemnify the customer if it were to incur any costs as a result of these allegations.
Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. There can be no assurance that any of our patents and other intellectual property will not be challenged, invalidated, misappropriated or circumvented by third parties. Moreover, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products, services and solutions. Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, know-how, confidentiality provisions and licensing arrangements to establish and protect our intellectual property rights. Our efforts, however, to protect our intellectual property and proprietary rights may not be sufficient. In addition, the laws concerning intellectual property vary among nations and the protection provided to our intellectual property by the laws and courts of foreign nations may differ from and be more limited than the protection provided in the U.S. If we fail to successfully protect and enforce these rights, our competitive position could suffer. Our pending patent and trademark registration applications may not be issued, and/or competitors may challenge the validity or scope of our patents or trademark registrations. In addition, our patents may not provide us a significant competitive advantage. We may be required to spend significant resources to monitor and enforce our intellectual property rights. Litigation to determine the scope of intellectual property rights, even if ultimately successful, could be costly and could divert management’s attention away from other aspects of our business. As discussed further under “—We may not be able to fully exploit or obtain patents or other intellectual property protections necessary to secure our proprietary technology” we also do not have the right to prohibit the U.S. government from using certain technologies developed by us or to prohibit third-party companies, including our competitors, from using those technologies in providing products and services to the U.S. government, and in such circumstances our only recourse is to pursue an action for a reasonable royalty in the United States Court of Federal Claims.
We remain subject to reputational and other risks as a result of the conviction of the chief executive officer of Leonardo S.p.A. on charges of false statements and market manipulation related to his previous role as chairman of the Italian banking entity, Banca Monte dei Paschi di Siena.
In October 2020, an Italian court convicted Alessandro Profumo, the chief executive officer of our ultimate parent company, Leonardo S.p.A., on charges of false statements and market manipulation related to his previous role as chairman of the Italian banking entity, Banca Monte dei Paschi di Siena. The conviction, if ultimately upheld by the Italian Supreme Court, would prevent Mr. Profumo from continuing his current role at Leonardo S.p.A. While we have been advised by Leonardo S.p.A. that this conviction has been appealed by Mr. Profumo, we remain subject to reputational risk as a result of this ongoing proceeding. Additionally, the loss of continuity of leadership at our parent company, if the conviction is ultimately upheld, could disrupt our business in the short term. Any such disruption or reputational harm related to the proceeding could affect our ability to win new customer contracts and harm our existing relationships with customers, employees, suppliers, subcontractors and others with whom we do business, which could have an adverse impact on our business, financial condition and results of operations. For further discussion of risks relating to misconduct of our employees, business partners and other associated persons, including proceedings against the former chief executive officer of Leonardo S.p.A. and another Leonardo S.p.A. executive, see “—Our reputation and ability to do business may be impacted by the improper conduct of our employees, agents, affiliates, subcontractors, suppliers, business partners or joint ventures in which we participate”.
Our reputation and ability to do business may be impacted by the improper conduct of our employees, agents, affiliates, subcontractors, suppliers, business partners or joint ventures in which we participate.
We have implemented compliance controls, training, policies and procedures designed to prevent and detect misconduct from being committed by our employees, agents or business partners that would negatively impact our ability to be a U.S. government contractor or subcontractor and/or violate the laws of the jurisdictions in which we operate, including laws governing improper payments to government officials, such as the FCPA, the protection of export-controlled information, such as the ITAR or EAR, false claims, procurement integrity, cost accounting and billing, competition, information security and data privacy and the terms of our contracts. We cannot ensure, however, that our controls, training, policies and procedures will prevent or detect all misconduct. Additionally, we may have limited ability to control the conduct of our affiliates and we have been, and may in the future be, adversely impacted by misconduct of our affiliates. For example, in May 2019 the Italian Supreme Court overturned the 2014 convictions of the former chief executive officer of our ultimate parent, Leonardo S.p.A., and another Leonardo S.p.A. executive, of international bribery. While the convictions in Italy were overturned in a final non-appealable proceeding, the case continues to be the subject of a corruption trial in India. Therefore, we remain subject to reputational risk as a result of this ongoing action and future restrictions on our ability to sell to the Indian government.

This risk of improper conduct may increase as we continue to grow and expand our operations. If not prevented, improper actions by those with whom or through whom we do business (including our employees, agents, subcontractors, suppliers, business partners and joint ventures) could subject us to administrative, civil or criminal investigations and enforcement actions; monetary and non-monetary penalties; liabilities; and the loss of privileges and other sanctions, including suspension and debarment, which could negatively impact our reputation and ability to conduct business and could have a material adverse impact on our business, financial condition and results of operations. In addition, misconduct involving data security lapses resulting in the compromise of personal information or the improper use of our customers’ sensitive, export-controlled, or classified information could result in remediation costs, regulatory sanctions against us and serious harm to our reputation and could adversely impact our ability to continue to contract with the U.S. government.
We are subject to environmental laws and regulations, and our ongoing operations may expose us to environmental liabilities affecting our reputation, business, financial condition and results of operations.
Our operations are subject to federal, state, foreign and local environmental and health and safety laws and regulations. As a result, we have been involved from time to time in administrative or legal proceedings relating to environmental matters. We cannot assure you that the aggregate amount of future clean-up costs and other environmental liabilities will not be material. We could be subject to potentially significant fines or penalties, including criminal sanctions, if we fail to comply with these requirements. Additionally, we have made and will continue to be required to make significant capital and other expenditures in order to comply with these laws and regulations. The requirements of these laws and regulations are complex, change frequently and could become more stringent in the future. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Our products and services are also used in nuclear-related activities (including providing components for nuclear-powered platforms and sensors used in nuclear applications) and used in support of nuclear-related operations of third parties. Our business also involves the handling, transportation, storage and disposal of potentially dangerous chemicals and unstable materials and is subject to hazards inherent in such activities including chemical spills, storage tank leaks, discharges or releases of toxic or hazardous substances or gases and other hazards incident to the handling, transportation, storage and disposal of dangerous chemicals. Also, in the future, contamination may be found to exist at our current or former facilities or at off-site locations to which we or certain companies that we have acquired or previously owned may have sent waste, and we could be held liable for such contamination. For example, a government site within a national park for which we may be deemed a potentially responsible party has been subject to a government investigation since July 2000. The remediation of such contamination, or the enactment of more stringent laws or regulations or more strict interpretation of existing laws and regulations, may require us to make additional expenditures, and could decrease the amount of free cash flow available to us for other purposes, including capital expenditures, research and development and other investments and could have a material adverse impact on our business, financial condition and results of operations.
Our business, financial condition, and results of operations could be materially adversely affected by climate change regulations.
Climate change regulations at the federal, state, or local level or in international jurisdictions could require us to limit emissions, change our manufacturing processes, obtain substitute materials which may cost more or be less available, increase our investment in control technology for greenhouse gas emissions, fund offset projects, or undertake other costly activities. These regulations could significantly increase our costs and restrict our manufacturing operations by virtue of requirements for new equipment. New permits may be required for our current operations, or expansions thereof. Failure to timely receive permits could result in fines, suspension of production, or cessation of operations at one or more facilities. In addition, restrictions on carbon dioxide or other greenhouse gas emissions could result in significant costs such as higher energy costs and the passing down of carbon taxes, emission cap-and-trade programs, and renewable portfolio standards by utility companies. The cost of complying, or of failing to comply, with these and other climate change and emissions regulations could have an adverse impact on our business, financial condition and results of operations.

The outcome of litigation, arbitration, investigations, claims, disputes, enforcement actions and other legal proceedings in which we are involved from time to time is unpredictable, and an adverse decision in any such matter could have a material adverse impact on our business, financial condition and results of operations.
The size, nature and complexity of our business make us susceptible to investigations, claims, disputes, enforcement actions, litigation and other legal proceedings, particularly those involving governments. From time to time, we are and may become subject to investigations, claims, disputes, enforcement actions and administrative, civil or criminal litigation, arbitration or other legal proceedings globally and across a broad array of matters, including, but not limited to, government contracts, commercial transactions, false claims, false statements, mischarging, contract performance, fraud, procurement integrity, products liability, warranty liability, the use of hazardous materials, personal injury claims, environmental matters, shareholder-derivative actions, prior acquisitions and divestitures, intellectual property, tax, employees, export/import, anti-corruption, labor, health and safety, accidents, employee benefits and plans, including plan administration, and improper payments, as well as matters relating to our acquisition of assets or companies and other matters. These actions may divert financial and management resources that would otherwise be used to benefit our operations. No assurances can be given that the results of these or any other matters will be favorable to us. Although we maintain insurance policies, these policies may not be adequate to protect us from all material judgments and expenses related to current or future claims and may not cover the conduct that is the subject of the litigation or arbitration. Desired levels of insurance may not be available in the future at economical prices or at all. Although we believe that we have meritorious defenses to the claims made in the litigation matters in which we have been named a party and intend to contest each lawsuit vigorously, no assurances can be given that the results of these matters will be favorable to us. An adverse resolution or outcome of any of these investigations, claims, disputes, enforcement actions, litigation and other legal proceedings could have an adverse impact on our business, financial condition and results of operations.
We cannot predict the outcome of legal proceedings and other contingencies with certainty. As required by U.S. GAAP, we estimate material loss contingencies and establish liabilities based on our assessment of contingencies where liability is deemed probable and reasonably estimable in light of the facts and circumstances known to us at a particular point in time. Subsequent developments may affect our assessment and estimates of the loss contingency recorded as a liability or as a reserve against assets in our financial statements. It is possible that the ultimate resolution of these matters could result in a material adverse impact on our financial condition, results of operations and/or cash flows from operating activities in a particular reporting period.
Our international business exposes us to additional risks, including risks related to geopolitical and economic factors, laws and regulations.
For the years ended December 31, 2021, 2020, and 2019, approximately 5%, 8% and 4%, respectively, of our revenue was derived from sales to customers located in foreign countries and foreign governments. We expect this part of our business to expand as a result of the merger. We cannot assure you that we will maintain significant operations internationally or that any such operations will be successful. International business (including our participation in joint ventures and other joint business arrangements) is subject to numerous political and economic factors, legal requirements, cross-cultural considerations and other risks associated with doing business globally. These risks differ in some respects from those associated with our U.S. business and our exposure to such risks may increase if our international business continues to grow.
Our international business is subject to both U.S. and foreign laws and regulations, which may include, without limitation, laws and regulations relating to import-export controls, (such as the ITAR, EAR, and customs laws), tariffs, embargoes, technology transfer restrictions, government contracts and procurement, data privacy and protection, investment, exchange rates and controls, the FCPA and other anti-corruption laws, including the UK Bribery Act and the Canadian Corruption of Foreign Public Officials Act, the anti-boycott provisions under the EAR, U.S. economic sanctions administered by the Office of Foreign Assets Control and other federal agencies, labor and employment, works councils and other labor groups, anti-human trafficking, taxes, environment, immunity, security restrictions and intellectual property. If we or our employees, affiliates, partners or others with whom we work fail to comply with applicable laws and regulations we may be subject to administrative, civil, commercial or criminal penalties and liabilities, including suspension or debarment from government contracts or suspension of our export privileges. Our international business also exposes us to difficulties associated with repatriating cash generated or held abroad in a tax-efficient manner and changes in tax laws. Our customers outside of the U.S. generally have the ability to terminate contracts for default based on performance. Suspension or debarment, or termination of a contract due to default, in particular, could have a material adverse effect on our reputation, our ability to compete for other contracts and our financial position, results of operations and/or cash flows. New regulations and requirements, or changes to existing ones in the various countries in which we operate can significantly increase our costs and risks of doing business internationally. Any such future violations could have a material adverse impact on our reputation, business, results of operations and financial condition.
Changes in laws, regulations, political leadership and environment, or security risks may significantly affect our ability to conduct or continue to conduct business in international markets. Our international business may be impacted by changes in U.S. and foreign national policies and priorities, and geopolitical relationships, any of which may be influenced by changes in the threat environment, political leadership, geopolitical uncertainties, world events, acts of terrorism, bilateral and multi-lateral relationships, government budgets, and economic and political factors more generally, and any of which could impact funding for programs, alter export authorizations, or delay purchasing decisions or customer payments. These changes may affect export control laws as products or markets that were not previously subject to stringent controls may become subject to greater restrictions and oversight. These changes may also affect the defense spending priorities and procurement policies of foreign governments which may affect our international military sales.
Global economic conditions and fluctuations in foreign currency exchange rates could further impact our business. For example, the tightening of credit in financial markets outside of the U.S. could adversely affect the ability of our customers and suppliers to obtain financing and could result in a decrease in or cancellation of orders for our products and services or impact the ability of our customers to make payments. In addition, the majority of our foreign costs are denominated in local currencies. Over time, an increasing portion of our contracts with paid customers outside of the United States may be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations when translated into U.S. dollars. We do not currently engage in currency-hedging activities to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.
Our contracts with non-U.S. customers may also include terms and reflect legal requirements that create additional risks including the risk of non-payment or delayed payment by foreign customers and governments. They may include industrial cooperation agreements requiring specific in-country purchases, investments, manufacturing agreements or other operational or financial obligations, including offset obligations, and provide for significant penalties if we fail to meet such requirements. They may also require us to enter into letters of credit, performance or surety bonds, bank guarantees and/or other financial arrangements to secure our performance obligations. We also increasingly are dependent on in-country suppliers and we face risks related to their failure to perform in accordance with the contracts and applicable laws, particularly where we rely on a sole source supplier. Our ability to sell products outside the U.S. could be adversely affected if we are unable to design our products for export on a cost-effective basis or to obtain and retain all necessary export licenses and authorizations on a timely basis.
Conducting business outside of the U.S. also exposes us to the complexity and necessity of using, and disruptions involving our international dealers, distributors, sales representatives and consultants as well as the difficulties of managing a geographically dispersed organization and culturally diverse workforces, including compliance with applicable U.S. and local laws and practices, such as anti-corruption and anti-trust/competition laws. Contracts with international customers are significantly different than the contracts with our U.S. customers, and some are more complex and require different skills to manage. Our ability to conduct business outside of the U.S. also depends on our ability to attract and retain sufficient qualified personnel with the skills and/or security clearances in the markets in which we do business.
The products and services we provide internationally, including those provided by subcontractors and joint ventures in which we have an interest, are sometimes in countries with unstable governments, economic or fiscal challenges, military or political conflicts and/or developing legal systems. This may increase the risk to our employees, subcontractors or other third parties, and/or increase the risk of a wide range of liabilities, as well as loss of property or damage to our products.
The occurrence and impact of these factors is difficult to predict, but one or more of them could negatively impact our business, financial condition and results of operations.
We may not be successful in obtaining government approval for the export licenses necessary to conduct certain operations abroad.
We must obtain export and other licenses and authorizations from various U.S. and foreign government agencies before we are permitted to undertake certain activities including selling certain products and technologies outside of the U.S. Those U.S. and foreign government agencies may or may not approve our request for such an export license. Additionally, depending on the dollar value and country of intended sale, the U.S. Department of State must notify the U.S. Congress at least 15 to 30 days in advance of such a proposed sale. During that time, Congress may take action to block the proposed sale. Although we have been successful in efforts to gain such approvals to date, we can give no assurance that we will continue to be successful in obtaining the necessary licenses or authorizations in the future. Additionally, in some cases our ability to source components and products in foreign jurisdictions may require licenses or approvals from foreign governments. Our ability to obtain these licenses and authorizations in a timely fashion or at all is subject to risks and uncertainties, including changing U.S. government policies or laws or delays in Congressional action due to a wide range of factors. If we are not successful in obtaining or maintaining the necessary licenses or authorizations in a timely manner, our sales relating to those approvals may be reversed, prevented or delayed, and any significant impairment of our ability to sell products or technologies outside of the U.S. could negatively impact our business, financial condition and results of operations.
Our business could be harmed if we suffer a prolonged work stoppage.
As of August 29, 2022, approximately 440 (or 7.3%) of our employees were represented by labor unions. If we encounter difficulties with renegotiations or renewals of collective bargaining arrangements or are unsuccessful in those efforts, we could incur additional costs and experience work stoppages. Union actions at our suppliers could also affect us. We cannot predict how stable our union relationships will be or whether we will be able to successfully negotiate successor collective bargaining agreements without impacting our financial condition. In addition, the presence of unions may limit our flexibility in dealing with our workforce. While a relatively small percentage of our employee base is unionized, work stoppages could negatively impact the specific business segments in which our unionized employees are employed including our ability to manufacture products or provide services on a timely basis, which could negatively impact our business, financial condition and results of operations.
Our insurance coverage, customer indemnifications or other liability protections may be unavailable or inadequate to cover all of our significant risks or our insurers may deny coverage of or be unable to pay for material losses we incur, which could adversely affect our business, financial condition and results of operations.
We provide products and services related to hazardous and high-risk operations. Among such operations, our products and services are used in nuclear-related activities (including providing components for nuclear-powered platforms and sensors used in nuclear applications) and used in support of nuclear-related operations of third parties. Our business also involves the handling, transportation, storage and disposal of potentially dangerous chemicals and unstable materials and is subject to hazards inherent in such activities including chemical spills, storage tank leaks, discharges or releases of toxic or hazardous substances or gases and other hazards incident to the handling, transportation, storage and disposal of dangerous chemicals. We endeavor to obtain insurance agreements from financially solid, responsible, highly rated counterparties in established markets to cover significant risks and liabilities (including, for example, natural disasters, hazardous operations and products liability). Not every risk or liability can be insured, and for risks that are insurable, the policy limits and terms of coverage reasonably obtainable in the market may not be sufficient to cover all actual losses or liabilities incurred. Even if insurance coverage is available, we may not be able to obtain it or renew existing coverage at a price or on terms acceptable to us. Disputes with insurance carriers, including over policy terms, reservation of rights, the applicability of coverage (including exclusions), compliance with provisions (including notice) and/or the insolvency of one or more of our insurers may significantly affect the availability or timing of recovery, and may impact our ability to obtain insurance coverage at reasonable rates in the future.
In some circumstances we may be entitled to certain legal protections or indemnifications from our customers through contractual provisions, laws, regulations or otherwise. However, these protections are not always available, can be difficult to obtain, are typically subject to certain terms or limitations, including the availability of funds, and may not be sufficient to cover all losses or liabilities incurred.
If insurance coverage, customer indemnifications and/or other legal protections are not available or are not sufficient to cover our risks or losses, it could have a material adverse impact on our business, reputation, financial condition and results of operations.
We have unfunded obligations under our pension plans, and we use estimates in accounting for our pension plans and changes in our estimates could adversely affect our financial condition and results of operations.
We have unfunded obligations under our pension, postretirement and supplemental retirement plans, see “Note 11: Pension and Other Postretirement Benefits” to DRS’s Consolidated Financial Statements. The process of determining the funded status of these plans and our pension plan expense or income involves significant judgment, particularly with respect to our long-term return on pension assets and discount-rate assumptions. If our discount-rate assumption or long-term return on assets (“ROA”) (which is used to determine the funded status of our pension plans) is decreased due to changes in our assumptions or other reasons, our pension plan funded status and expense could increase which would negatively impact our results of operations. In addition, if our actual return on assets differs from our long-term ROA assumption, our pension plan funded status and pension expense would be impacted.
Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.
We prepare our financial statements in accordance with U.S. GAAP. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in these accounting standards or the questioning of current reporting practices may adversely affect our reported financial results or the way in which we conduct our business.
Changes in future business or other market conditions could cause business investments and/or recorded goodwill or other long-term assets to become impaired, resulting in substantial losses and write-downs that would adversely affect our business, financial condition and results of operations.
As of December 31, 2021 and 2020, we had goodwill and other intangible assets of $1,123 and $1,117 million, respectively, net of accumulated amortization, which represented 37% and 38%, respectively, of our total assets. Our goodwill is subject to an impairment test on an annual basis and is also tested whenever events and circumstances indicate that goodwill may be impaired. Any excess goodwill resulting from the impairment test must be written off in the period of determination. Intangible assets (other than goodwill) are generally amortized over the useful life of such assets. In addition, from time to time, we may acquire or make an investment in a business which will require us to record goodwill based on the purchase price and the value of the acquired assets. We may subsequently experience unforeseen issues with such business which adversely affect the anticipated returns of the business or value of the intangible assets and trigger an evaluation of the recoverability of the recorded goodwill and intangible assets for such business. Future determinations of significant write-offs of goodwill or intangible assets as a result of an impairment test or any accelerated amortization of other intangible assets could have a negative impact on our results of operations and financial condition.
Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.
In general, under Section 382 the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses (“NOLs”) to offset future taxable income. Future changes in our stock ownership, some of which are beyond our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of any companies that we may acquire in the future, including RADA, may be subject to limitations. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability.
Acquisitions could result in operating difficulties, dilution and other harmful consequences.
We have evaluated in the past, and expect to continue to evaluate in the future, potential strategic transactions. Any of these transactions could be material to our financial condition and results of operations. The acquisition and the integration of an acquired company, business or technology may create unforeseen operating difficulties and expenditures and involves risks, including:
•the need to implement or remediate controls, procedures, policies and compliance programs appropriate for a larger public company at companies that prior to the acquisition lacked these controls, procedures and policies;
•diversion of management time and focus from operating our business to acquisition integration challenges;
•cultural challenges associated with integrating employees from the acquired company into our organization;
•retaining employees and customers from the businesses we acquire;
•the need to integrate each company’s accounting, management information, human resource and other administrative systems to permit effective management; and
•litigation related to acquisitions.
Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries and the defense industry.
In addition, the anticipated benefit of many of our acquisitions may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition and results of operations. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.
Finally, we may be required to obtain the consent of US Holding in order to pursue certain material transactions and there is no guarantee that their consent will be granted See “—Our ultimate majority stockholder, Leonardo S.p.A., may have interests that are different from, or conflict with, those of our other stockholders, and their significant ownership in us may discourage change of control transactions”.
We have significant operations in locations that could be materially and adversely impacted in the event of a natural disaster or other significant disruption.
Our operations and the operations of our suppliers and customers could be subject to natural disasters or other significant disruptions, including hurricanes, typhoons, tsunamis, floods, earthquakes, fires, water shortages, other extreme weather conditions, medical epidemics, pandemics (including COVID-19), acts of terrorism, power shortages and blackouts, telecommunications failures and other natural and manmade disasters or disruptions. We have significant business operations located in areas that are subject to these risks, for example our facilities in Florida and Texas. In the event of such a natural disaster or other disruption, we could experience disruptions or interruptions to our operations or the operations of our suppliers, subcontractors, distributors, resellers or customers, including inability of employees to work; destruction of facilities; and/or loss of life, all of which could materially increase our costs and expenses, delay or decrease orders and revenue from our customers and have a material adverse impact on our business, financial condition and results of operations.

Our leases may be terminated or we may be unable to renew our leases on acceptable terms and if we wish to relocate, we may incur additional costs if we terminate a lease.
We have made significant capital expenditures to improve several of our leased facilities in order to make them suitable for our purposes as well as to meet requirements that we are subject to as a U.S. government contractor and obtain facility security clearances. However, at the end of the lease term and during any renewal period for a facility, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our facility leases, we may close or relocate a facility, which could subject us to construction and other costs and risks, which in turn could have a material adverse effect on our business, financial condition and results of operations, including significant capital expenses that may materially impact our results of operations and ability to meet certain contractual schedule commitments. Additionally, we may have to seek qualification of any new facilities in order to meet customer or contractual requirements. We would also have to obtain facility security clearances for the new facility in order to continue to perform on classified contracts. Further, we may not be able to secure a replacement facility in a location that is as commercially viable as that of the lease we are unable to renew, due to contracts that may require us to have facilities in certain locations. Having to close a facility, even briefly to relocate, would reduce the sales that such facility would be able to contribute to our revenues. Additionally, a relocated facility may generate less revenue and profit, if any, than the facility it was established to replace.
Additionally, many of our facilities are located on leased premises subject to non-cancellable leases. Typically, our leases have initial terms ranging from five to 20 years, with options to renew for specified periods of time. We believe that our future leases will likely also be long-term and non-cancellable and have similar renewal options. If we close or stop fully utilizing a facility, we will most likely remain obligated to perform under the applicable lease, which would include, among other things, making the base rent payments, and paying insurance, taxes and other expenses on the leased property for the remainder of the lease term. Our inability to terminate a lease when we stop fully utilizing a facility could negatively impact our business, financial condition and results of operations.
We cannot predict the consequences of future geo-political events, but they may adversely affect the markets in which we operate, our ability to insure against risks, our operations or our results of operations.
Ongoing instability and current conflicts in global markets, including in Eastern Europe, the Middle East and Asia, and the potential for other conflicts and future terrorist activities and other recent geo-political events throughout the world, including the conflict in Ukraine and related restrictions on transactions with and sourcing from counterparties in Russia, the U.S. military withdrawal from Afghanistan, new or increased tariffs or sanctions and potential trade wars have created and continue to create economic and political uncertainties and impacts that could have a material adverse impact on our business, financial condition and results of operations. These matters cause uncertainty in the world’s financial and insurance markets and may significantly increase the political, economic and social instability in the geographic areas in which we operate. Such instability and any resulting changes in laws, regulations or security risks may dramatically affect our ability to conduct or continue to conduct business in the impacted international markets. If credit in financial markets outside of the U.S. tightened, it could adversely affect the ability of our customers and suppliers to obtain financing and could result in a decrease in or cancellation of orders for our products, systems and services or impact the ability of our customers to make payments. These matters may cause us to incur increased costs or experience difficulty with future borrowings under our credit facilities or in the debt capital markets, future issuances of common stock or other equity securities or otherwise with financing our operating, investing (including any future acquisitions) or financing activities. These matters also may cause our insurance coverages to increase in cost, or in some cases, to be unavailable altogether.
We operate under a Commitment Letter with DCSA that regulates significant areas of our governance. If we fail to comply with the Commitment Letter our classified U.S. government contracts could be terminated, which could have a material adverse impact on our business, financial condition and results of operations.
Leonardo S.p.A., an Italian company listed on the Milan Stock Exchange, is the ultimate parent of our immediate parent US Holding which owns all of our outstanding common stock prior to the merger and will own a majority of our common stock immediately after the merger. As a result, we are deemed to be controlled by a foreign company and to be under FOCI, as defined in the NISPOM, which establishes procedures and requirements for government contractors, such as our Company, with regard to classified information. See “—Risks Relating to

DRS’s Business—We are subject to the U.S. government’s requirements, including the DoD’s National Industrial Security Program Operating Manual, for our facility security clearances, which are prerequisites to our ability to perform on classified contracts for the U.S. government”. Furthermore, the combination of the Italian state beneficially owning approximately 30.2% of Leonardo S.p.A.’s voting power (through its ownership of approximately 30.2% of the outstanding ordinary shares of Leonardo S.p.A.), and the governance of Leonardo S.p.A. itself, has led DRS to be deemed to be controlled by a foreign government by certain U.S. regulatory authorities. In order to be permitted to maintain our security clearances and our access to classified data and to perform or bid on classified programs, we are required to mitigate FOCI through a proxy agreement. We have therefore entered into the Commitment Letter with DCSA. Among other things, the Commitment Letter:
•provides that the shares of our common stock owned directly by US Holding and indirectly by Leonardo S.p.A. are voted through proxy holders, who, when appointed, must be independent from current and prior affiliation with Leonardo S.p.A. and its subsidiaries (including US Holding and us) (subject to limited exceptions) and who must maintain adequate security clearances;
•provides that the proxy holders are appointed by our immediate parent US Holding (in consultation with Leonardo S.p.A.)., but the appointment is subject to approval of DCSA, an agency of the DoD, and that the proxy holders must be members of our board of directors;
•restricts our ability to share facilities and personnel with and receive certain services from Leonardo S.p.A. or its other subsidiaries;
•requires us to maintain a government security committee of our board of directors; and
•regulates meetings, visits and communications that are not deemed to be routine business visits between us and Leonardo S.p.A. or its other subsidiaries (including US Holding).
Compliance with the Commitment Letter requires a significant commitment of resources and management and board oversight, and DCSA may impose additional security safeguards that it believes necessary to adequately safeguard classified information, which could make it more difficult for us to comply with the proxy agreement. Under the Commitment Letter, we are required to prepare and submit an annual implementation and compliance report to DCSA including detailed information with respect to the manner in which we comply with the Commitment Letter including with respect to classified information, any acts of noncompliance and other matters specified by DCSA. We are subject to regular reviews of our FOCI compliance and have at times been found to not have strictly complied with our prior proxy agreement or relevant security requirements but have not to date been sanctioned for any such noncompliance. Additionally, the restrictions imposed by the Commitment Letter on our communications and ability to share facilities, personnel and services with Leonardo S.p.A. or its other subsidiaries mean that we cannot benefit from the full range of synergies and cost savings typically enjoyed by a majority-owned subsidiary.
In the event of a material breach of the Commitment Letter, DCSA may revoke our facility security clearance, and such breach may also result in (i) novation of our classified contracts to a company not under FOCI at our expense, (ii) termination of our classified contracts and denial of new classified contracts, and/or (iii) suspension or debarment from participation in all U.S. government contracts. We depend on revenues from contracts and subcontracts with the U.S. government, including defense-related programs with the DoD and a broad range of programs with the U.S. Army and U.S. Navy. See “—Risks Relating to DRS’s Business—We depend on U.S. defense spending for the vast majority of our revenues. Disruptions or deteriorations in our relationships with the relevant agencies of the U.S. government could have a material adverse impact on our business, financial condition and results of operations”. Therefore, if we fail to comply with the terms of the proxy agreement and the DoD imposes any of the above remedies, this could have a material adverse impact on our business, financial condition and results of operations. For further information about the proxy agreement, see “Certain Relationships and Related Transactions, and Director Independence—Relationship with Leonardo S.p.A.—Proxy Agreement”.

CFIUS may modify, delay or prevent our future acquisition or investment activities.
We are considered a “foreign person” under the regulations administered by CFIUS and will continue to be considered as such in the future for so long as Leonardo S.p.A. has the ability to exercise control over us for purposes of CFIUS’s regulations. As such, acquisitions of or investments in U.S. businesses or foreign companies with U.S. businesses that we may wish to pursue may be subject to CFIUS review, the scope of which was recently expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If a particular proposed acquisition or investment in a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the transaction without notifying CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay an acquisition or investment by us, impose conditions to mitigate national security concerns with respect to such acquisition or investment or order us to divest all or a portion of a U.S. business that we acquired without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain acquisitions or investments that we believe would otherwise be beneficial to us and our stockholders. We may therefore be adversely affected in terms of competing with other companies in our industry which do not have similar foreign ownership issues. Furthermore, because the Italian state beneficially owns approximately 30.2% of the voting power of the outstanding ordinary shares of, and exercises certain governance rights over, Leonardo S.p.A. (through its ownership of approximately 30.2% of Leonardo S.p.A.’s ordinary shares), which in turn has the ability to exercise control over us for purposes of CFIUS’s regulations, we are considered to be foreign-government-controlled under the regulations administered by CFIUS. Foreign-government-controlled investors may be subject to a higher level of CFIUS scrutiny than non-foreign-government-controlled investors. Additionally, future foreign investments in us could be within the jurisdiction of CFIUS and, given the nature of our business, may trigger a mandatory CFIUS notification requirement or warrant voluntary notification to CFIUS, impacting our ability to attract such investment. Further, CFIUS may decide to block, delay, or impose material conditions on any such future foreign investment in us that it reviews.
Because we are deemed to be controlled by a foreign company, we are required to mitigate FOCI through our proxy agreement.
Our ultimate majority stockholder, Leonardo S.p.A., may have interests that are different from, or conflict with, those of our other stockholders, and their significant ownership in us may discourage change of control transactions.
The Commitment Letter provides that the shares of our common stock owned directly by US Holding and indirectly by Leonardo S.p.A. are voted through proxy holders, who at the time of appointment, must be independent from current and prior affiliation with Leonardo S.p.A. and its subsidiaries (including US Holding and us) (subject to limited exceptions) and must maintain adequate security clearances. The proxy holders have the right to vote US Holding’s shares of our common stock in the same manner and to the same extent as if they were the absolute owners of such shares in their own right. In exercising their power as proxy holders, the proxy holders are directed to act to protect the legitimate economic interests of our shareholders and in a manner consistent with their fiduciary duties, but they are not generally required to follow instructions of Leonardo S.p.A., US Holding or us.
The Commitment Letter provides that the proxy holders may vote for or consent to, in their sole and absolute discretion, without consultation with US Holding or Leonardo S.p.A., the election of additional directors who are not proxy holders (and who are selected from candidates proposed by US Holding after reasonable consultation with our nominating and corporate governance committee, and subject to DCSA’s approval in certain circumstances), any changes or amendments to our certificate of incorporation or by‑laws, the sale or disposal of our property, assets or business, our incurrence of debt or any pledge, mortgage or encumbrance of any of our assets, or any other matter affecting us, other than as described below.

However, the proxy holders may only vote for or consent to the following matters with the express written approval of US Holding:
•other than in the ordinary course of business with vendors, customers and suppliers, the sale or disposition of any of our subsidiaries, property, assets or business or those of our subsidiaries or the purchase by us or our subsidiaries of any business, properties, assets or entities, other than in the ordinary course of business, in any individual transaction where our investment (based on our share of the enterprise value) exceeds two percent (2%) of our revenues for the immediately preceding year or where our investment, in the aggregate for all such sales or dispositions in a calendar year, exceeds an amount equal to five percent (5%) of our revenues for the immediately preceding year;
•the incurrence of debt or pledge, mortgage, lease or other encumbrance of our assets of those of our subsidiaries in connection with the incurrence of debt if such incurrence would cause the aggregate outstanding principal amount of all debt of us and our subsidiaries to exceed a target leverage ratio set forth in our then-current operating plan, excluding current debt incurred for purposes of funding day-to-day working capital requirements in the ordinary course of business;
•any merger, consolidation, reorganization or dissolution of us of any of our subsidiaries except as permitted above and excluding transactions solely among our wholly owned subsidiaries; and
•the filing or making of any petition by us or our subsidiaries under the federal bankruptcy laws or any similar law or statute of any state or any foreign country.
The proxy holders may also only vote to declare or suspend dividends after prior consultation with US Holding.
In addition, in connection with the merger, we intend to enter into a cooperation agreement (the “cooperation agreement”) with US Holding and Leonardo S.p.A. pursuant to which, among other things, (a) Leonardo S.p.A. would have certain consent, access and cooperation rights, (b) US Holding would have certain consent rights over DRS and its subsidiaries, including over the creation or issuance of any new classes or series of stock (subject to customary exceptions), listing or delisting from any securities exchange, and making material changes to DRS’s accounting policies and changing its auditor, and (c) neither US Holding nor Leonardo S.p.A. would have the ability to transfer any DRS voting securities for a period of six months following the closing of the merger, except in connection with a change in control of DRS or for transfers to affiliates.
For further information and a full description of the cooperation agreement see “Other Agreements Related to the Merger—Cooperation Agreement”.
Conflicts of interest may arise between our majority stockholder and us. Affiliates of our majority stockholder engage in transactions with us. Further, Leonardo S.p.A. and its affiliates may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us, and they may, either directly or through affiliates, also maintain business relationships with companies that may directly compete with us. In general, Leonardo S.p.A. or its affiliates could pursue business interests that are detrimental to us but beneficial to themselves or to other companies in which they invest or with whom they have a material relationship. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to Leonardo S.p.A., and they may pursue acquisition opportunities that may be complementary to our business. As a result, those acquisition opportunities may not be available to us. Under the terms of our amended and restated certificate of incorporation, neither Leonardo S.p.A. nor US Holding have an obligation to offer us corporate opportunities.
As a result of these relationships the interests of our ultimate parent, Leonardo S.p.A., may not coincide with our interests or the interests of the other holders of our common stock. So long as Leonardo S.p.A. continues to indirectly control a significant amount of the outstanding shares of our common stock, Leonardo S.p.A. and the proxy holders will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. This influence, including the requirement in our proxy agreement for approval by the proxy holders and our majority stockholder of mergers and consolidations, may also discourage change of control transactions.

Our amended and restated certificate of incorporation provides that we waive any interest or expectancy in corporate opportunities presented to Leonardo S.p.A.
Our amended and restated certificate of incorporation provides that we, on our behalf and on behalf of our subsidiaries, renounce and waive any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities that are from time to time presented to Leonardo S.p.A., or its officers, directors, agents, stockholders, members, partners, affiliates or subsidiaries, with the exception of the proxy holders, even if the opportunity is one that we or our subsidiaries might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. None of Leonardo S.p.A. or its agents, stockholders, members, partners, affiliates or subsidiaries, with the exception of the proxy holders, will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty by reason of the fact that such person pursues, acquires or participates in such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries. To the fullest extent permitted by law, by becoming a stockholder in our Company, stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation. This will allow Leonardo S.p.A. and its affiliates to compete with us. Strong competition for investment opportunities could result in fewer such opportunities for us. We likely will not always be able to compete successfully with our competitors and competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse impact on our business, financial condition and results of operations.
We are obligated to provide certain services to Leonardo S.p.A., which may divert human and financial resources from our business, and to rely on provision of certain services from Leonardo S.p.A., which we may be unable to replicate should the need arise.
Although we operate largely independently from Leonardo S.p.A. and the Commitment Letter contains limitations on services that we may provide to and receive from Leonardo S.p.A. and its affiliates, we have historically provided, and expect to continue to provide, certain services to Leonardo S.p.A. and its affiliates to support its U.S. operations (aside from us) and have historically received and expect to continue to receive certain services from Leonardo S.p.A., including services related to group training support, subject in all cases to the Commitment Letter. We continue to provide or procure certain services to or from Leonardo S.p.A. and its affiliates and Leonardo S.p.A. and its affiliates continue to provide or procure certain services to or from us pursuant to the tax allocation agreement and existing Affiliated Operations Plan (“AOP”) services agreements which continue pursuant to the terms of such contracts. The tax allocation agreement will remain in effect until terminated upon the written agreement of the parties.
Under our existing AOP services agreements we continue to provide Leonardo S.p.A. and its affiliates with services in support of its U.S. operations (aside from us), including services related to tax, financial and accounting support, legal support, trade compliance, marketing, communications, media and advertising, and security, on an arm’s-length basis. Under the tax allocation agreement, we are responsible for administering certain U.S. federal and state tax matters on behalf of Leonardo S.p.A. and its subsidiaries (including US Holding). The provision of such services may divert human and financial resources from focus on our business, and may expose us to additional risks and liabilities. Under our existing AOP services agreements, Leonardo S.p.A. and its affiliates continue to provide us with services, including services related to group training support. If Leonardo S.p.A. or its affiliates cease providing these services to us, either as a result of the termination of the relevant agreements or individual services thereunder or a failure by Leonardo S.p.A. or its affiliates to perform their respective obligations under these agreements, our costs of procuring these services or comparable replacement services may increase. In such event, we will work to replicate or replace these services; however we cannot assure you that we will be able to obtain the services at the same or better levels or at the same or lower costs directly from third-party providers.
Some of our contracts with the U.S. government are classified, which may limit investor insight into portions of our business.
We derive a portion of our revenues from programs with the U.S. government that are subject to security restrictions that preclude the dissemination of information that is classified for national security purposes. We are limited in our ability to provide details about these classified programs, their risks or any disputes or claims relating to such programs, and may not disclose such information pursuant to SEC rules permitting confidential treatment of certain information. As a result, investors and others might have less insight into our classified programs than our other businesses and, therefore, less ability to fully evaluate the risks related to our classified business.
Risks Related to RADA’s Business
In this section, unless context requires otherwise, references to “we”, “our” or “us” refer to RADA before the completion of the merger.
While we have met with initial success in the introduction of our advanced ground radars for tactical applications such as defense forces protection and border protection, there can be no assurance that we will succeed in obtaining general market acceptance.
We have developed a number of radar hardware platforms for use in combat vehicles and tactical protection applications for defense forces and border protection. In December 2014, we announced the first significant order for this product family and while we have been successful in marketing our ground radar products since then, we cannot assure you that our ground radars will achieve broad market acceptance.
We have a history of operating losses and may not be able to sustain profitable operations in the future. To the extent that we incur operating losses in the future, we may not have sufficient working capital to fund our operations.
We incurred operating losses in three of the six years ended December 31, 2021, and may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations. As of March 31, 2022, our accumulated deficit was $49 million. To the extent that we incur significant operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Such financing may not be available, or if available, may not be on terms satisfactory to us. If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.
Reductions in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.
Substantially all of our revenues are derived from the sale of products with military applications.
We expect the U.S. government will continue to place a high priority on national security and will continue to invest in products such as ours. Further, the DoD budget remains the largest in the world and this offers substantial opportunity for growth.
In December 2021, Biden signed a $770 billion defense policy bill for fiscal year 2022, which reflects a 5% increase from the previous fiscal year’s defense policy measure and includes a 2.7% pay raise for service members and more naval ship and aircraft purchases. The FY 2022 National Defense Authorization Act authorizes the formation of a 16-member commission to look into the Afghanistan war and includes $4 billion for the European Defense Initiative, $300 million for the Ukraine Security Assistance Initiative and $150 million for Baltic security cooperation.
The U.S. government’s fiscal year (FY) begins on October 1 and ends on September 30. On March 28, 2022, the Biden-Harris Administration introduced the initial FY 2023 discretionary budget plan. The proposal requests $813.3 billion in discretionary funding for national defense and includes $773 billion for the DoD. The $773 billion DoD request compares to the FY 2022 enacted amount of $742 billion.
There are risks associated with the timing and amount of future appropriations. If annual appropriations bills are not enacted in the future, the U.S. government may operate under a continuing resolution (“CR”), restricting new contract or program starts and additional government shutdowns, which might involve all government agencies, including DoD, could arise. Future CRs and government shutdowns may lead to delays in procurement of products due to lack of funding, and those delays may adversely affect our revenue, results of operations and cash flow.

Finally, there remains uncertainty surrounding future discretionary defense funding levels and priorities of the Biden Administration and Congress, which could adversely impact demand for our products.
In addition, the defense budgets of a number of countries have declined and may be reduced in the future. Declines in defense budgets may result in reduced demand for our products. This would result in reduction in our core business revenues and adversely affect our business, results of operations and financial condition.
We may be required to obtain financing for strategic opportunities, which financing may not be available for us in a timely manner or on favorable terms, and which may dilute the holdings of our shareholders and/or require us to incur additional debt.
In order to invest in strategic opportunities in support of our growth plans and/or business development activities, we may be required to obtain funds from financing sources, including through debt vehicles or re-financing, sale of new securities or other financing alternatives. There is no assurance that we will be able to obtain sufficient funding, if at all, from the financing sources detailed above or other sources in a timely manner (or on commercially reasonable terms) in order to allow us to fund our growth plans and/or business development activities, which may adversely affect our financial position and operations, may dilute the holdings of our shareholders or require us to incur additional debt.
Competition in the market for defense electronics is intense. Our products may not achieve market acceptance, which could adversely affect our business, financial condition and results of operations.
The market for our products is highly competitive and we may not be able to compete effectively. Our principal competitors in the defense electronics market include Israel Aerospace Industries Ltd., or IAI, Raytheon Company, Northrop Grumman Corporation, Thales Group, and SRC Inc. We expect to continue to face competition from these and other competitors. Most of our competitors are larger and have substantially greater resources than we do, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do. These competitors are able to achieve greater economies of scale and may be less vulnerable to price competition than we are. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.
Further, we derive a portion of our revenue from direct and indirect sales to governments and their agencies and our competitors are increasingly targeting such governmental agencies as potential clients. Such government contracts are subject to various procurement, competition and other laws and regulations, as well as contractual provisions, and violations could result in the imposition of various civil, administrative and criminal penalties, termination of contracts, forfeiture of profits, suspension of payments, or suspension of future government contracting. In addition, these entities may require license terms that we are unwilling to agree to (e.g., open data rights). As such, we may lose government clients to our competitors, our government contracts may be terminated or not be renewed or we may be suspended from government work or the ability to compete for new contracts.
We may not be able to implement our growth strategy which could adversely affect our business, financial condition and results of operations.
In line with our growth strategy, we entered into a number of strategic relationships with Lockheed Martin Corporation (“Lockheed Martin”), Boeing Defense, Space & Security (“Boeing”), Rafael Advanced Defense Systems Ltd. (“Rafael”), Elbit Systems Ltd. (“Elbit”), DRS, Anduril Industries (“Anduril”) and Ascent Vision Technologies (a CACI subsidiary) (“CACI”), to increase our penetration into the defense electronics market. We are currently investing and intend to continue to invest significant resources to develop these relationships and additional new relationships. Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.
Our growth is dependent in part on the development of new products, based on internal research and development, including the expansion of our radar offerings. We may not accurately identify market needs before we invest in the development of a new product. We may also face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market and competing products may emerge during the development and certification process.
Due to inaccurate forecasts, mistakes or business changes, we may be exposed to inventory-related losses on inventory we purchased in advance and part of our inventory may be written off, which would increase our cost of revenues.
We normally purchase more inventory than is immediately required in order to shorten our delivery time especially in the event of an increase in demand for our products. We have also increased our inventory level in order to accommodate possible consequences of COVID-19. If the actual orders from our customers are lower than projected or if we decide to change our product line or our product support strategy, we will have excess inventory of components or finished products. Our inventory levels may be too high, and inventory may become obsolete or over-stated on our balance sheet. Our inventory of finished products may accumulate. The rate of accumulation may increase in a period of economic downturn. This would require us to write off inventory, which could adversely affect our gross profit and results of operation.
Epidemics and pandemics, such as the COVID-19 pandemic, could materially disrupt our business and have a negative impact on our financial results and financial condition.
We are vulnerable to the general economic effects of epidemics, pandemics and other public health crises, such as the COVID-19 pandemic. Due to the recent outbreak of COVID-19, there has been a substantial curtailment of travel and business activities, which is causing significant disruptions to the global economy. The extent to which COVID-19 impacts our results will depend primarily on future developments, which are highly uncertain and cannot be predicted with confidence, including the severity and duration of the crisis, the speed and effectiveness of vaccine and treatment developments and deployment, potential mutations of COVID-19, and the impact of actions taken and that will be taken to contain COVID-19 or treat its impact, among others. For example, if COVID-19 continues to spread, we may need to limit operations or implement additional restrictions as a result of widespread government restrictions.
Our increased reliance on personnel working from home may negatively impact productivity or disrupt, delay or otherwise adversely impact its business. Israel and other countries have enforced quarantines and shutdowns to slow the spread of COVID-19, and restricted international travel during this pandemic.
We are continuing to closely monitor COVID-related impacts on all aspects of our business and geographies, including on our workforce, supply chain and customers. On September 9, 2021, President Biden announced a COVID-19 action plan, including an executive order, the Safer Workforce Task Force guidance issued on September 24, 2021 and the Force Health Protection guidance. This executive order and guidance (as amended) requires U.S. based federal contractors’ employees to have had their final vaccination dose by January 4, 2022, with exceptions including where an employee is legally entitled to an accommodation.
State and local governments are also continuing to take actions related to the pandemic, imposing additional and varying requirements on our industry. We are continuing to evaluate these evolving requirements. We cannot at this stage predict the various impacts they may have on our workforce, our suppliers, or our Company. These evolving government requirements, including regarding a vaccine mandate, along with broader impacts of the continuing pandemic, could impact our workforce and performance, as well as those of our suppliers.
Our future results of operations and liquidity could be adversely impacted by delays in payments of outstanding receivable amounts beyond normal payment terms, supply chain disruptions and operational challenges faced by our customers. Continued outbreaks of COVID-19 could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn or a global recession that could cause significant volatility or decline in the trading price of our securities, affect our ability to execute strategic business activities, affect demand for our products and likely impact our operating results. These may further limit or restrict our ability to access capital on favorable terms, or at all, lead to consolidation that negatively impacts our business, weaken demand, increase competition, cause us to reduce our capital spend further, or otherwise disrupt our business.

Other unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.
During periods of slowing economic activity, our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. Significant portions of our operations are conducted outside the markets in which our products and solutions are manufactured or generally sold, and accordingly, we often export a substantial number of products into such markets. We may, therefore, be denied access to potential customers or suppliers or denied the ability to ship products from any of our subsidiaries into the countries in which we currently operate or wish to operate, as a result of economic, legislative, political and military conditions, including hostilities and acts of terrorism, in such countries.
We could also be exposed to credit risk and payment delinquencies on our accounts receivable. In particular, there is currently significant uncertainty about the future relationship between the U.S. and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. Although we partially manufacture in the U.S., major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations.
Any slowdown or instability in the global economy could impact income, purchasing power and consumption levels among other things, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us. In addition, any global economic slowdown or uncertainty may result in volatile conditions in the global financial markets, which could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. Any such adverse effect on capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.
We may also be required in the future to increase our reserves for doubtful accounts. In addition, the fair value of some of our assets may decrease as a result of an uncertain economy and as a result, we may be required to record impairment charges in the future. If global economic and market conditions or economic conditions in key markets remain uncertain or weaken further, our financial condition and operating results may be materially adversely affected.
Sales of our products are subject to governmental procurement procedures and practices; termination, reduction or modification of contracts with our customers or a substantial decrease in our customers’ budgets may adversely affect our business, operating results and financial condition.
Our products are primarily sold to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time-consuming procurement procedures. A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products. A decrease in governmental funding for our customers’ budgets would adversely affect our results of operations. This risk is heightened during periods of global economic slowdown. Accordingly, governmental purchases of our systems, products and services may decline in the future as the governmental purchasing agencies may terminate, reduce or modify contracts or subcontracts if:
•their requirements or budgetary constraints change;
•they cancel multi-year contracts and related orders if funds become unavailable;
•they shift spending priorities into other areas or for other products; or
•they adjust contract costs and fees on the basis of audits.
Any such event may have a material adverse effect on us.

Further, our business with the State of Israel and other governmental entities is, in general, subject to delays in funding and performance of contracts and the termination for convenience (among other reasons) of contracts or subcontracts with governmental entities. The termination, reduction or modification of our contracts or subcontracts with the Government of Israel in the event of change in requirements, policies or budgetary constraints would have an adverse effect on our business, operating results and financial condition.
If we do not receive the governmental approvals necessary for the export of our products, our revenues may decrease. Similarly, if our suppliers and partners do not receive government approvals necessary to export their products or designs to us, our revenues may decrease, and we may fail to implement our growth strategy.
Israel’s defense export control laws regulate the sale of our systems and products. Current Israeli law permits export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy and duly licensed. A license is required to initiate marketing activities. We are also required to obtain a specific export license for any controlled hardware, know-how and services exported from Israel. We may not be able to receive all the required permits and licenses for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may decrease.
We are subject to laws regulating export of “dual use” items (items that are typically sold in the commercial market, but that also may be used in the defense market) and defense export control legislation. Additionally, our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the conduct of the process of procuring defense contracts. Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process. We may not be able to respond quickly and effectively to changing laws and regulations and any failure to comply with such laws and regulations may subject us to significant liability and penalties.
We could be adversely affected if we are unable to attract and retain key personnel.
Our success depends in part on key management, sales, marketing and development personnel and our continuing ability to attract and retain highly qualified personnel, including with respect to our recently formed subsidiaries. There is competition for the services of such personnel. The loss of the services of senior management and key personnel, or the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees or our former employees may compete with us. There is no assurance that we will be successful in attracting, integrating, motivating and retaining key personnel or that former employees will not compete with in the future. If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.
We depend on sales to key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues, which would adversely affect our business, financial condition and results of operations.
A significant portion of our revenues is derived from a small number of customers. During the years ended December 31, 2021 and 2020, 49% and 51% of our revenues were attributable to five customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers. No assurances can be given that our customers will continue to purchase our products, that we will be successful in any bid for new contracts to provide such products, or that if we were granted subsequent orders, such orders would be of a scope comparable to the sales that we have experienced to date. If our principal customers do not continue to purchase products from us at current levels or if we do not retain such customers and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, cash flows, financial condition and results of operations.

We depend on suppliers of components for our products and if we are unable to obtain these components when needed, we could experience delays in the manufacturing of our products and our financial results could be adversely affected.
We acquire most of the components for the manufacturing of our products from suppliers and subcontractors, most of whom are located in Israel and the U.S. A number of these suppliers are currently the sole source of one or more components upon which we are dependent. Suppliers of some of the components for manufacturing require us to place orders with significant lead-time to assure supply in accordance with our manufacturing requirements. Delays in supply may significantly hurt our ability to fulfill our contractual obligations and may significantly hurt our business and results of operations. In addition, we may not be able to continue to obtain such components from these suppliers on satisfactory commercial terms. Temporary disruptions of our manufacturing operations would ensue if we were required to obtain components from alternative sources, which may have an adverse effect on our financial results.
Rapid technological changes may adversely affect the market acceptance of our products and could adversely affect our business, financial condition and results of operations.
The defense electronics market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. In addition, we may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements and such enhancements may not adequately meet the requirements of the market and may not achieve any significant degrees of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition may be adversely affected.
We enter into fixed-price contracts that could expose us to losses in the event we fail to properly estimate our costs.
We enter into firm fixed-price contracts. If our initial cost estimates are incorrect, we can lose money on these contracts. To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which could have a negative effect on our results of operations, financial position and cash flow.
Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.
Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access, which could also impact the operation of our products and services. The potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the defense electronics market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. We have experienced and defended against certain threats to our systems and security (such as phishing and ransomware attempts), and none have had a material adverse effect on our business or operations to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.
We are subject to risks associated with international operations; we generate a significant portion of our sales from customers located in countries that may be adversely affected by political or economic instability and corruption.
We are a defense company with worldwide operations. Although 87% of our sales are in Israel and North America, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, India, the Middle East and Central and Eastern Europe, which may be more susceptible to political or economic instability and the economic impact of the spread of COVID-19. In addition, in many less-developed markets, we rely heavily on third-party representatives, consultants and other agents for business development, marketing and distribution of our products. Many of these third parties do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may adversely affect our reputation and our business, financial condition or results of operations.
Exports (whether direct sales or revenues of our U.S. subsidiary - RTL) accounted for 85% of our revenues in 2021, 80% of our revenues in 2020 and 72% of our revenues in 2019. Our reliance on export sales subjects us to many risks inherent in engaging in international business, including:
•Limitations and disruptions resulting from the imposition of government controls;
•Changes in regulatory requirements;
•The global impact of the COVID-19 pandemic;
•Export license requirements;
•Economic or political instability;
•Trade restrictions;
•Changes in tariffs;
•Currency fluctuations;
•Longer receivable collection periods and greater difficulty in accounts receivable collection;
•Greater difficulty in safeguarding intellectual property;
•Difficulties in managing overseas subsidiaries and international operations; and
•Potential adverse tax consequences.
We may not be able to sustain or increase revenues from international operations and may encounter significant difficulties, in connection with the sale of our products in international markets. Any of those events may adversely affect our business, operating results and financial condition.
In response to the invasion of Ukraine by Russia in February 2022, the U.S. and other countries have imposed various sanctions against Russia, including restrictions on selling or importing goods, services or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia. The U.S. and other countries could impose wider sanctions and take other actions. It is not possible to predict the broader consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts in the Middle East and worldwide and adverse effects on macroeconomic conditions, currency exchange rates and financial markets, all of which could impact our business, financial condition and results of operations.

As a company registered with the SEC, we are subject to the regulations imposed by the FCPA, which generally prohibits registrants and their intermediaries from making improper payments to foreign officials, for the purpose of obtaining or keeping business or obtaining an improper business benefit. We have adopted proactive procedures to promote compliance with the FCPA, but we may be held liable for actions taken by our strategic or local partners or agents even though these partners may not themselves be subject to the FCPA. Any determination that we have violated the FCPA could materially and adversely affect our business, results of operations, and cash flows.
Finally, our business also must be conducted in compliance with applicable economic and trade sanctions and export control laws and regulations, including those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. State Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant authorities. Our global operations expose us to the risk of violating, or being accused of violating, such laws and regulations. Our failure to comply with these trade-related laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.
Many of our end users are U.S. government customers, which subject us to risks including early termination, audits, investigations, sanctions, or penalties.
We derive a substantial portion of our revenue from contracts with U.S. defense contractors and systems integrators that ultimately provide our products to the U.S. government, including the DoD. We also occasionally enter into contracts directly with the U.S. government.
We may enter into further contracts with U.S. defense contractors and systems integrators as well as directly with the U.S. government. These contracts subject us to statutes and regulations applicable to companies doing business with the U.S. government. These types of contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts and which are unfavorable to contractors, including provisions that allow the government to unilaterally terminate or modify contracts, in whole or in part, at the government’s convenience or in the government’s best interest, including if funds become unavailable to the applicable government agency.
In addition, government contracts and subcontracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:
•compliance with complex regulations for procurement, formation, administration, and performance of government contracts and subcontracts under the Federal Acquisition Regulations (“FAR”) and agency-specific regulations supplemental to the FAR;
•specialized disclosure and accounting requirements unique to government contracts and subcontracts;
•mandatory financial and compliance audits that may result in potential liability for price or cost adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;
•public disclosures of certain contract and company information; and
•mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.
Government contracts and subcontracts are also generally subject to greater scrutiny by the government, which can unilaterally initiate reviews, audits and investigations regarding our compliance with government contract requirements. In addition, if we fail to comply with government contract laws, regulations and contract requirements, our contracts and subcontracts may be subject to termination or suspension, and we may be subject to financial or other liability under our contracts or under the Federal Civil False Claims Act. The False Claims Act’s “whistleblower” provisions allow private individuals, including present and former employees, to sue on behalf of the U.S. government. The False Claims Act statute provides for treble damages and other penalties and, if our operations are found to be in violation of the False Claims Act, we could face other adverse action, including suspension or prohibition from doing business with the United States government. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results. Further, the negative publicity that could arise from any such penalties, sanctions or findings could have an adverse effect on our reputation and reduce our ability to compete for new contracts with both government and commercial clients. Moreover, government entities typically finance projects through appropriated funds. While these projects are often planned and executed as multi-year projects, government entities usually reserve the right to change the scope of or terminate these projects for lack of approved funding or at their convenience. Changes in government or political developments, including legislative or regulatory changes, budget deficits, shortfalls or uncertainties, government spending reductions or other debt or funding constraints, could result in lower governmental sales and our projects being reduced in price or scope or terminated altogether, which also could limit our recovery of incurred costs, reimbursable expenses and profits on work completed prior to the termination.
Some of our contracts with the Israeli and U.S. governments are classified, which may limit investor insight into portions of our business.
We derive a portion of our revenues from programs with each of the U.S. and the Israeli governments that are subject to security restrictions that preclude the dissemination of information that is classified for national security purposes. We are limited in our ability to provide details about these classified programs, their risks or any disputes or claims relating to such programs, and may not disclose such information pursuant to SEC rules permitting confidential treatment of certain information. As a result, investors and others might have less insight into our classified programs than our other businesses and, therefore, less ability to fully evaluate the risks related to our classified business.
We may acquire or invest in companies which may divert our management’s attention and result in debt or dilution to our shareholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.
We intend to evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets in the future. For example, in March 2021, we signed a Shares Purchase Agreement to invest $3 million in consideration for a 12% interest in RadSee Technologies Ltd., an early-stage advanced radar technology company. We also may enter into relationships with other businesses to expand our products which could involve investments in or acquisitions of other companies.
Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties or delays in assimilating or integrating the businesses, technologies, products, employees or operations of the acquired companies, particularly if the key employees of the acquired company choose not to work for us, their products or services are not easily adapted to work with our products, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. In addition, we may discover liabilities or deficiencies associated with the assets or companies we acquire or ineffective or inadequate controls, procedures or policies at an acquired business that were not identified in advance, any of which could result in significant unanticipated costs. Acquisitions also may disrupt our business, divert our resources or require significant management attention that would otherwise be available for development of our existing business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

Negotiating these transactions can be time consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:
•issue additional equity securities that would dilute our existing shareholders;
•use cash that we may need in the future to operate our business;
•incur large charges or substantial liabilities;
•incur debt on terms unfavorable to us or that we are unable to repay;
•encounter difficulties retaining key employees of the acquired company or integrating business cultures;
•encounter difficulties retaining the acquired company’s customers; or
•become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.
The occurrence of any of these foregoing could adversely affect our business, results of operations and financial condition.
Currency exchange rate fluctuations in the world markets in which we conduct business could have a material adverse effect on our business, results of operations and financial condition.
Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and related personnel expenses, are incurred in other currencies, particularly in NIS. Therefore, our costs in such other currencies, as expressed in dollars, are influenced by the exchange rate between the dollar and the relevant currency. We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of depreciation of the NIS in relation to the dollar or that the timing of this depreciation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In the past, the NIS exchange rate with the dollar and other foreign currencies has fluctuated, generally reflecting inflation rate differentials. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. We engage in currency hedging transactions intended to partly reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. However, such transactions may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.
Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs, enter into licensing agreements or license substitute technology.
Third parties may assert that we have infringed, misappropriated or otherwise violated a patent, copyright, trademark or other proprietary or intellectual property right belonging to them. Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim. Moreover, a successful claim of product infringement against us or a settlement could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. We might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all. We also may not be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering the product. Infringement claims asserted against us could have a material adverse effect on our business, operating results and financial condition.
If we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties, our business could be adversely affected.
Our success depends, in part, upon our ability to protect our intellectual property. Although we take steps to protect our intellectual property such as requiring employees and consultants to execute confidentiality agreements, such individuals may breach the terms of such agreements. Further, competitors may develop products and services similar to or superior to ours. Further, we might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights. Enforcing our rights might require considerable time, money and oversight, and we may not be successful in enforcing our rights.
Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on Environmental, Social, and Governance (“ESG”) practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition and the price of our Company’s shares could be materially and adversely affected.
Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our solutions.
The Dodd-Frank Wall Street Reform and Consumer Protection Act imposes disclosure requirements regarding the use in components of our products of “conflict minerals” mined from the Democratic Republic of Congo and adjoining countries, whether the components of our products are manufactured by us or third parties. These requirements could affect the pricing, sourcing and availability of minerals used in the manufacture of components we use in our products. Although the SEC has provided guidance with respect to a portion of the conflict mineral filing requirements that may somewhat reduce our reporting practices, there are costs associated with complying with the disclosure requirements and customer requests, such as costs related to our due diligence to determine the source of any conflict minerals used in our products. Because of the complexity of our supply chain, we may face reputational challenges if we are unable to sufficiently verify the origins of the subject minerals. Moreover, we are likely to encounter challenges to satisfy those customers who require that all of the components of our products are certified as “conflict free”. If we cannot satisfy these customers, they may choose a competitor’s products.
We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.
The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started, in connection with our 2007 Annual Report on form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.
Our ordinary shares are traded on more than one market and this may result in price variations.
In 2021, our ordinary shares were admitted for trading on the TASE in addition to the NASDAQ Capital Market under the Israeli regulatory “dual listing” regime that provides companies whose securities are listed both on NASDAQ and the TASE certain reporting leniencies. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Capital Market, and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

While RADA shares are currently listed on the TASE, there is no guarantee as to how long such listing will be maintained.
RADA shares are listed on each of NASDAQ and the TASE under the symbol “RADA”. We plan to continuously examine the various considerations in respect of our dual listing and, in particular, the advisability of maintaining or terminating such dual listing. We may in the future voluntarily delist our securities from the TASE, provided we furnish notice thereof at least 90 days in advance of such delisting. If RADA shares are delisted, some holders of RADA shares that are traded on the TASE may be required or will choose to sell their shares, which could result in a decline in the market price of RADA shares.
Our share price has been volatile in the past and may decline in the future.
Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:
•Quarterly variations in our operating results;
•Operating results that vary from the expectations of securities analysts and investors;
•Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
•Announcements of technological innovations or new products by us or our competitors;
•Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•Changes in the status of our intellectual property rights;
•Announcements by third parties of significant claims or proceedings against us;
•Additions or departures of key personnel;
•Future sales of our ordinary shares;
•Delisting of our shares from the NASDAQ Capital Market or the TASE; and
•Stock market price and volume fluctuations.
Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recessions, pandemics, interest and currency rate fluctuations, and political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.
In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources both of which could have a material adverse effect on our business and results of operations.
Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.
We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.
Conflicts in North Africa and the Middle East, including in Lebanon and Syria, which border Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon and Syria against civilian targets in various parts of Israel, which negatively affected business conditions in Israel. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.
Furthermore, we could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli companies and others doing business with Israel or with Israeli companies. As a result, we are precluded from marketing our products to these countries, companies and organizations. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. Restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. Israel has also been aggressive in mandating quarantines and restricting local and international travel during the COVID-19 pandemic.
Our results of operations may be negatively affected by the obligation of our personnel to perform military service.
Some of our employees in Israel are obligated to perform annual military reserve duty and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.
We may not be able to enforce covenants not-to-compete under current Israeli law.
We have non-competition agreements with most of our employees, many of which are governed by Israeli law. These agreements generally prohibit our employees from competing with us or working for our competitors for a specified period following termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas and only when the employee has unique value specific to that employer’s business and not just regarding the professional development of the employee. Any such inability to enforce non-compete covenants may cause us to lose any competitive advantage resulting from advantages provided to us by such confidential information.
We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.
A significant portion of our intellectual property has been developed by our Israeli employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or Israeli Patent Law, inventions conceived by an employee during the term and as part of the scope of his or her employment with a company are regarded as “service inventions”, which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Israeli Patent Law also provides that if there is no agreement between an employer and an employee as to whether, to what extent, and under what conditions the employee may be entitled to remuneration in respect of service inventions, the Israeli Compensation and Royalties Committee, or C&R Committee, a body constituted under the Israeli Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. We generally enter into intellectual property assignment agreements with our employees pursuant to which such employees assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former employees, or be forced to litigate such claims, which could negatively affect our business.
Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.
Service of process upon our directors and officers and the Israeli experts named in this proxy statement/prospectus, most of whom reside outside the U.S., may be difficult to obtain within the U.S. Furthermore, since substantially most of our assets, our directors and officers and the Israeli experts named in this proxy statement/prospectus are located outside the U.S., any judgment obtained in the U.S. against us or these individuals or entities may not be collectible within the U.S.
There is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of U.S. courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.
The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from those of a typical U.S. corporation.
We are incorporated under Israeli law and the rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.
Israeli government programs and tax benefits may be terminated or reduced in the future, which could increase our tax expenses.
We participate from time to time in programs of the Israeli Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy, or Innovation Authority, for which we receive funding for the development of technologies and products. We may benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions and cash incentives, including “Approved Enterprise” status due to our manufacturing facilities in Israel. To be eligible for these programs and tax benefits or similar programs in the future, we must meet certain conditions, including making specified investments in fixed assets and equipment. For more information about these programs, see Item 5. “Operating and financial review and prospects – Research & Developments – Israeli Innovation Authority” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (filed with the SEC on March 24, 2022). If we fail to comply with these conditions, we may be required to pay additional penalties, make refunds and may be denied future benefits. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available to us in the future at their current levels or at all.

RADA shareholders may be subject to Israeli capital gains tax in connection with the merger and, absent receipt of a ruling or exemption, will generally be subject to Israeli tax withholding on the gross merger consideration.
As a consequence of the merger, holders of RADA shares will be treated as having sold their RADA shares in the merger. When an Israeli company is sold, regardless of whether the consideration in the sale is cash or shares, its shareholders are generally subject to Israeli taxation under the Israeli Income Tax Ordinance [New Version], 1961, unless a specific exemption is available or a tax treaty between Israel and the shareholder’s country of residence provides otherwise.
You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you, including the consequences under any applicable, state, local, foreign or other tax laws or tax treaties.
For a more detailed description of the material Israeli tax consequences of the merger, see the section titled “Material Israeli Tax Consequences of the Merger”.
As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.
As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules. Among other things, as a foreign private issuer we may follow home country practice with regard to the composition of the board of directors, director nomination procedure, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company, and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.
Risks Relating to the Combined Company
The effects of COVID-19 pandemic could adversely affect the business, results of operations and financial condition of DRS, RADA and the combined company following the completion of the merger.
The transmission of COVID-19 and efforts to contain its spread continue to result in travel restrictions and disruptions, disruptions to business operations, supply chains and customer activity, event cancellations and restrictions, service cancellations, quarantines and related government actions and policies, as well as general concern and uncertainty that has negatively affected the U.S. and global economy and financial environments. The ultimate impact of the COVID-19 pandemic on the business, results of operations and financial condition of DRS, RADA or the combined company is uncertain and difficult to predict, but the COVID-19 pandemic could cause sudden, significant disruptions in their respective business operations, including the following:
•DRS and RADA have experienced, and the combined company may experience, disruptions in the supply chain from the actions of governments or businesses intended to contain or slow the spread of the virus, such as closing factories or other operations that produce components necessary for the products of DRS, RADA and the combined company, quarantining individuals around major commercial hubs, and/or restricting the transportation of goods and services;
•Each of DRS, RADA and the combined company may experience workforce disruptions as a result of employees in their respective production facilities becoming sick or being quarantined as a result of exposure to COVID-19;

•Delays in inspection, acceptance and payment by the customers of DRS, RADA or the combined company, or delays in governmental or international orders, could affect sales and cash flows of DRS, RADA or the combined company; or
•Deterioration of worldwide credit and financial markets could adversely affect the ability of DRS, RADA or the combined company to obtain financing on favorable terms and continue to meet their respective liquidity needs.
Additionally, across the globe, the response to the pandemic generally has involved a dramatic, rapid reduction in social and economic activity, which circumstances could be protracted. Accordingly, the global economic impacts caused by the pandemic could significantly reduce demand for certain products and services of DRS, RADA or the combined company, particularly those with industrial or consumer applications. DRS and RADA continue to monitor the rapidly evolving situation related to COVID-19. The effects described above, alone or taken together, could have a material adverse effect on the business, results of operations, legal exposure, or financial condition of DRS, RADA or the combined company.
Climate change, or legal, regulatory or market measures to address climate change, may materially adversely affect the combine company’s financial condition and business operations.
Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to the combined company’s future operations from natural disasters and extreme weather conditions, such as hurricanes, tornadoes, earthquakes, wildfires or floods. Such extreme weather conditions could pose physical risks to the combined company’s facilities and disrupt operation of the combined company’s supply chain and may impact operational costs. The impacts of climate change on global water resources may result in water scarcity, which could in the future impact the combined company’s ability to access sufficient quantities of water in certain locations and result in increased costs. Concern over climate change could result in new legal or regulatory requirements designed to mitigate the effects of climate change on the environment. If such laws or regulations are more stringent than current legal or regulatory requirements, the combined company may experience increased compliance burdens and costs to meet the regulatory obligations and may adversely affect raw material sourcing, manufacturing operations and the distribution of the combined company’s products.
The failure to successfully combine the businesses of DRS and RADA may adversely affect the combined company’s future results.
The success of the merger will depend, in part, on the ability of the combined company to realize anticipated benefits from combining certain elements of the businesses of DRS and RADA. To realize these anticipated benefits, such elements must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.
The combined company may not be able to retain customers or suppliers or customers or suppliers may seek to modify contractual obligations with the combined company, which could have an adverse effect on the combined company’s business and operations.
As a result of the merger, the combined company may experience strain in relationships with customers and suppliers that may harm the combined company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the merger whether or not contractual rights are triggered as a result of the merger. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the merger. If any of the customers or suppliers seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business and results of operations may be harmed. Furthermore, the combined company will not have long-term arrangements with many of its significant suppliers. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, including as a result of bankruptcy of any such suppliers due to poor economic conditions, then the combined company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.
The combined company may be exposed to increased litigation from stockholders, customers, suppliers, consumers and other third parties due to the merger and its effects on the business of each of DRS and RADA. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.
Combining the businesses of DRS and RADA may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the merger, which may adversely affect the combined company’s business results and negatively affect the value of the common stock of the combined company following the merger.
The success of the merger will depend on, among other things, the ability of DRS and RADA to combine certain elements of their businesses in a manner that facilitates growth opportunities and realizes cost savings. DRS and RADA have entered into the merger agreement because each believes that the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of its respective stockholders and shareholders and that combining certain elements of the businesses of DRS and RADA will produce benefits and cost savings.
However, DRS and RADA must successfully combine their respective businesses in a manner that permits these benefits to be realized. In addition, the combined company must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.
An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the common stock of the combined company after the completion of the merger.
In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what DRS and RADA expect and may take longer to achieve than anticipated. If DRS and RADA are not able to adequately address integration challenges, they may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.
The failure to integrate successfully the businesses and operations of DRS and RADA in the expected time frame may adversely affect the combined company’s future results.
DRS and RADA have operated and, until the completion of the merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key DRS employees or key RADA employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of DRS and RADA in order to realize the anticipated benefits of the merger so the combined company performs as expected:
•combining the companies’ operations and corporate functions;
•combining the businesses of DRS and RADA and meeting the capital requirements of the combined company, in a manner that permits the combined company to achieve the cost savings or revenue synergies anticipated to result from the merger, the failure of which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

•integrating personnel from the two companies;
•integrating the companies’ technologies;
•integrating and unifying the offerings and services available to customers;
•identifying and eliminating redundant and underperforming functions and assets;
•harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;
•maintaining compliance with restrictions on operations due to work on classified programs for the U.S. and Israeli governments;
•maintaining existing agreements with customers, distributors, providers and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers and vendors;
•addressing possible differences in business backgrounds, languages, corporate cultures and management philosophies;
•consolidating the companies’ administrative and information technology infrastructure;
•coordinating distribution and marketing efforts;
•managing the movement of certain positions to different locations;
•coordinating geographically dispersed organizations; and
•effecting actions that may be required in connection with obtaining regulatory approvals.
In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.
Furthermore, the board of directors of RADA will consist of directors appointed by DRS and which will include Mr. Dubi Sella, current chief executive officer of RADA, and certain other current directors of RADA and the board of directors of DRS will include one director mutually agreed upon and selected from among candidates proposed by RADA. Forming the new boards of RADA and DRS could require the reconciliation of differing priorities and philosophies.
The combined company’s industry is highly competitive, which may impact its results of operations.
The defense industry is subject to rapid and substantial changes in technology and is characterized by extensive research and development and intense competition. The combined company’s competitors and potential competitors may have greater financial, technical, manufacturing, marketing, research and development and management resources than the combined company does. These competitors could use their resources, reputations, and ability to leverage existing customers relationships to give them a competitive advantage over the combined company that could impact the combined company’s results of operations. The competitors might also succeed in developing products that are more reliable and effective than the combined company’s products, are less costly than the combined company’s products or provide alternatives to the combined company’s approach. If the products of a competitor are better able to meet the combined company’s customers’ requirements, then the operating results of the combined company could be adversely affected.

The combined company will operate in a global, competitive environment which gives rise to operating and market risk exposure.
The combined company will sell its broad range of products in a competitive, global environment, and will compete worldwide for sales on the basis of product quality, price, technology and customer service. Increased levels of competition could result in lower prices or lower sales volume, which could have a negative impact on the combined company’s business, results of operations and financial condition. Sales of the combined company's products and solutions will also be subject to extensive federal, state, local and foreign laws and regulations; trade agreements; import and export controls; taxes; and duties and tariffs. The imposition of additional regulations, controls, taxes and duties and tariffs or changes to bilateral and regional trade agreements could result in lower sales volume, which could negatively impact the combined company’s business, results of operations and financial condition.
Economic conditions around the world, and in certain industries in which the combined company will do business, also impact sales price and volume. As a result, market uncertainty or an economic downturn driven by inflationary pressures; political tensions; war, including the ongoing conflict between Russia and Ukraine and the related sanctions and export restrictions; terrorism; epidemics; pandemics; or political instability in the geographic regions or industries in which the combined company will sell its products could reduce demand for these products and result in decreased sales volume, which could have a negative impact on the combined company’s business, results of operations and financial condition.
In February 2022, Russia invaded Ukraine resulting in the United States, Canada, the European Union and other countries imposing economic sanctions on Russia. The fluidity and potentially prolonged nature of the conflict may result in additional economic sanctions and other impacts which could have a negative impact on the combined company’s business, results of operations and financial condition. These include decreased sales; supply chain and logistics disruptions; volatility in foreign exchange rates and interest rates; inflationary pressures on raw materials and energy; and heightened cybersecurity threats.
The DRS and RADA unaudited prospective financial information is inherently subject to uncertainties, the unaudited pro forma financial data included in this document is preliminary and the combined company’s actual financial position and results of operations after the merger may differ materially from these estimates and the unaudited pro forma financial data included in this proxy statement/prospectus.
The unaudited pro forma combined financial statements and unaudited pro forma per share data included in this proxy statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and are not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 103.
While presented with numeric specificity, the DRS and RADA unaudited prospective financial information provided in this proxy statement/prospectus is based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, defense industry, economic, market and financial conditions and additional matters specific to DRS’s or RADA’s business, as applicable) that are inherently subjective and uncertain and are beyond the control of the respective management teams of DRS and RADA. The financial projections of DRS and RADA were not prepared with a view toward public disclosure and are subject to change. As a result, actual results may differ materially from the unaudited prospective financial information. Important factors that may affect actual results and cause these unaudited projected financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to DRS’s or RADA’s business, as applicable (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods), defense industry performance, general business and economic conditions. Neither DRS nor RADA undertakes to update or otherwise revise the financial projections to reflect circumstances existing or events that occurred after the date in which the projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such financial projections are shown to be in error or the financial projections otherwise would not be realized, except as may be required by law. For more information see the sections entitled “The Merger—DRS’s Unaudited Financial Projections” beginning on page 248 and “The Merger—RADA’s Unaudited Financial Projections” beginning on page 242.
DRS and RADA will incur significant transaction and merger-related costs in connection with the merger.
DRS and RADA have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, including payments that may be made to certain DRS executives and certain RADA executives, filing fees, printing expenses and other related charges. For example, the accounting for the merger, including for our contemplated stock split which will require retroactive adjustments to DRS’s previously issued financial statements and re-audit by its independent public accounting firm, may continue to increase costs and might place a strain on DRS’s systems and resources. Some of these costs are payable by DRS and RADA regardless of whether the merger is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems, including accounting systems, that must be integrated in connection with the merger and the integration of the two companies’ businesses. While both DRS and RADA have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.
There may also be additional unanticipated significant costs in connection with the merger that the combined company may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income DRS and RADA expect to achieve from the merger. Although DRS and RADA expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.
The revenue of the combined company will depend on DRS’s and RADA’s ability to maintain certain levels of government business. The loss of contracts with U.S. and non-U.S. government agencies could adversely affect the combined company’s revenue.
Both DRS and RADA derive substantial revenues from contracts or subcontracts with various U.S. government agencies, including the U.S. Department of Defense, as well as agencies of non-U.S. governments, such as the State of Israel. A significant reduction in the purchase of DRS’s or RADA’s products or services by these agencies could have a material adverse effect on the businesses of the combined company following the merger. Therefore, the development of the combined company’s business in the future will depend upon the continued willingness of these governments and their prime contractors to commit substantial resources to government programs and, in particular, upon the continued purchase of the combined company’s products or services and other products or services which incorporate the combined company’s products or services, by these governments. In particular, the current funding demands on these governments may lead to lower levels of government defense spending.
The risk that governmental purchases of the combined company’s products or services may decline stems from the nature of the combined company’s business with these governments, in which these governments may:
•terminate contracts at their convenience;
•terminate, reduce or modify contracts or subcontracts if their requirements or budgetary constraints change;
•cancel multi-year contracts and related orders if funds become unavailable;
•shift their spending priorities;
•adjust contract costs and fees on the basis of audits done by their agencies; and
•inquire about and investigate business practices and audit compliance with applicable rules and regulations.

In addition, DRS and RADA are subject to the following risks in connection with government contracts:
•the frequent need to bid on programs prior to completing the necessary design, which may result in unforeseen technological difficulties and/or cost overruns;
•the difficulty in forecasting long-term costs and schedules and the potential obsolescence of products related to long-term fixed-price contracts;
•the risk of fluctuations or a decline in government expenditures due to any changes in the U.S. and non-U.S. defense budget or appropriation of funds;
•when DRS or RADA acts as a subcontractor, the failure or inability of the primary contractor to perform its prime contract may result in an inability to obtain payment of fees and contract costs;
•restriction or potential prohibition on the export of products based on licensing requirements; and
•government contract wins can be contested by other contractors.
Third parties may terminate or alter existing contracts or relationships with DRS or RADA.
RADA has contracts with customers, suppliers, vendors, landlords, licensors and other business partners which may require RADA to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue and may lose rights that are material to its business and the business of the combined company. In addition, third parties with whom DRS or RADA currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the merger or the termination of the merger agreement.
The combined company may be unable to retain DRS and RADA personnel successfully after the merger is completed.
The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of the professionals currently employed by them. It is possible that these employees may decide not to remain with DRS or RADA, as applicable, while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating DRS and RADA to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, DRS and RADA may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms.
The combined company’s debt may adversely affect its financial condition, limit its financial flexibility, or decrease its business flexibility.
To prepare for the merger and operation as a stand-alone public company, DRS has undertaken recapitalization initiatives to align its capital structure more closely with other U.S. public companies, and in connection with the consummation of the merger, DRS expects to repay intercompany debt and implement certain financing arrangements with third-party lenders, as further described in the section entitled “Recapitalization”. There can be no guarantee that DRS will be able to execute such refinancing on favorable terms or at all.
The combined company’s level of indebtedness or change in terms could have adverse effects on the combined company’s financial condition and results of operations, including:
•increasing its vulnerability to changing economic, regulatory and industry conditions;
•limiting its ability to compete and its flexibility in planning for, or reacting to, changes in its business and economic conditions and industry conditions;

•limiting its ability to pay dividends to its stockholders;
•limiting its ability to borrow additional funds; and
•requiring it to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, share repurchases, dividends, investments and other general corporate purposes.
The combined company’s ability to arrange any additional financing for the purposes described above or otherwise will depend on, among other factors, the company’s respective financial positions and performance, as well as prevailing market conditions and other factors beyond their control. The level and quality of the combined company’s earnings, operations, business and management, among other things, will impact the determination of the combined company’s credit ratings. A decrease in the ratings assigned to the combined company by the ratings agencies may negatively impact the combined company’s access to the debt capital markets and increase the combined company’s cost of borrowing. There can be no assurance that the combined company will be able to obtain financing on acceptable terms or at all. In addition, there can be no assurance that the combined company will be able to maintain the current credit worthiness or prospective credit ratings of DRS or RADA, and any actual or anticipated changes or downgrades in such credit ratings may have a negative impact on the liquidity, capital position or access to capital markets of the combined company.
Declaration, payment and amounts of dividends, if any, distributed to stockholders of the combined company will be uncertain.
Whether any dividends are declared or paid to stockholders of the combined company following the merger, and the amounts of any dividends that are declared or paid, are uncertain and depend on a number of factors. Prior to the merger, RADA has never paid dividends, and DRS dividends have been determined in consultation with its parent company. If dividends are paid to stockholders of the combined company, they may not be of the same amount as paid by DRS or RADA to their respective stockholders and shareholders prior to the merger. Subject to the cooperation agreement and proxy agreement, the board of directors of the combined company will have the discretion to determine the dividend policy of the combined company, which may be impacted by any of the following factors:
•the combined company may not have enough cash to pay such dividends or to repurchase shares due to its cash requirements, capital spending plans, cash flow or financial position;
•decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the combined company’s board, which could change its dividend practices at any time and for any reason;
•the combined company’s desire to maintain or improve the credit ratings on its debt;
•the amount of dividends that the combined company may distribute to its stockholders is subject to restrictions under Delaware law and is limited by restricted payment and leverage covenants in the combined company’s credit facilities and, potentially, the terms of any future indebtedness that the combined company may incur; and
•certain limitations on the amount of dividends subsidiaries of the combined company can distribute to the combined company, as imposed by law, regulators or agreements.
Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.
While shares of the combined company are expected to be listed on the TASE, there is no guarantee as to how long such listing will be maintained.
Shares of the combined company are expected to be listed on each of NASDAQ and the TASE under the symbol “DRS”. We plan to continuously examine the various considerations in respect of our dual listing and, in particular, the advisability of maintaining or terminating such dual listing. Subject to any additional limitation that may be applied to us by the ISA, we may in the future voluntarily delist our securities from the TASE, provided we furnish notice thereof at least 90 days in advance of such delisting. If shares of the combined company are delisted, some holders of shares of the combined company that are traded on the TASE may be required or will choose to sell their shares, which could result in a decline in the market price of the shares of the combined company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
The registration statement on Form S-4 of which this proxy statement/prospectus forms a part and the documents to which RADA and DRS refer you to in the registration statement, as well as oral statements made or to be made by RADA and DRS, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 or the Israeli Securities Law, 1968 (as applicable), which are referred to as the safe harbor provisions, with respect to the businesses, strategies and plans of DRS and RADA, their expectations relating to the merger and their future financial condition and performance. Some of the forward-looking statements can be identified by the use of forward-looking terms such as “believes”, “expects”, “may”, “will”, “shall”, “should”, “would”, “could”, “seeks”, “aims”, “strives”, “targets”, “projects”, “intends”, “plans”, “estimates”, “anticipates” or other comparable terms. Forward-looking statements include, without limitation, all matters that are not historical facts. They appear in a number of places throughout this proxy statement/prospectus and include, without limitation, statements regarding the expected timing of the proposed merger, the ability of the parties to complete the proposed merger, the expected benefits, including future financial and operating results and strategic benefits, the tax consequences of the proposed merger, the combined company’s plans, objectives, expectations and intentions, statements regarding DRS’s and RADA’s intentions, beliefs, assumptions or current expectations concerning, among other things, financial goals, financial position, results of operations, cash flows, prospects, strategies or expectations, and the impact of prevailing economic conditions, and any assumptions underlying any of the foregoing.
Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond the control of DRS or RADA. DRS and RADA caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this proxy statement/prospectus. In addition, even if future performance and outcomes are consistent with the forward-looking statements contained in this proxy statement/prospectus, those results or developments may not be indicative of results or developments in subsequent periods. New factors emerge from time to time that may cause the businesses of DRS or RADA not to develop as expected, and it is not possible to predict all of them. Factors that could cause actual results and outcomes to differ from those reflected in forward-looking statements include, without limitation:
•The occurrence of any change, event, series of events or circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require RADA to pay a termination fee to DRS;
•Uncertainties related to the timing of the receipt of required regulatory approvals for the merger and the possibility that RADA and DRS may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all;
•The stock price for DRS common stock and RADA shares could change, before the completion of the merger, including as a result of uncertainty as to the long-term value of the common stock of the combined company following the merger or as a result of broader stock market movements;
•The inability to complete the merger due to the failure, or unexpected delays, of RADA shareholders to adopt the merger agreement, or the failure to satisfy other conditions to the completion of the merger;
•Delays in closing, or the failure to close, the merger for any reason could negatively impact DRS or RADA;
•Risks that the merger and the other transactions contemplated by the merger agreement disrupt current plans and operations that may harm DRS’s or RADA’s businesses;
•Difficulties and delays in integrating the businesses of DRS and RADA following completion of the merger or fully realizing the anticipated cost synergies and other benefits expected from the merger;

•Certain restrictions during the pendency of the proposed merger that may impact the ability of DRS and RADA to pursue certain business opportunities or strategic transactions;
•The outcome of any legal proceedings that have been or may be instituted against DRS, RADA and/or others relating to the merger;
•Risks related to the diversion of the attention and time of DRS’s and RADA’s respective management teams from ongoing business concerns;
•The risk that the proposed merger and any announcement relating to the proposed merger could have an adverse effect on the ability of DRS and RADA to retain and hire key personnel or maintain relationships with customers, suppliers, vendors, other partners, standing with regulators, the U.S. government and other governments, or on DRS’s or RADA’s operating results and businesses generally;
•The amount of any costs, fees, expenses, impairments and charges related to the merger;
•The potential dilution of DRS stockholders’ and RADA shareholders’ ownership percentage of the combined company as a result of the merger;
•The business, economic and political conditions in the markets in which DRS and RADA operate;
•Events beyond DRS’s and RADA’s control, such as acts of terrorism or ongoing instability and current conflicts in global markets, including Eastern Europe, the Middle East and Asia;
•The potential dilution of the combined company’s earnings per share as a result of the merger;
•Any failure to comply with the Commitment Letter with the DoD;
•COVID-19 and related impacts on the business, financial condition and results of operations of DRS or RADA, including mandating U.S.-based employees to be vaccinated to comply with President Biden’s executive order;
•The effect of inflation on supply chain and/or labor costs of DRS or RADA;
•Any conflict of interest that may arise because US Holding, DRS’s sole shareholder, or Leonardo S.p.A., DRS’s ultimate parent, may have interests that are different from those of other shareholders of the combined company, including as a result of any ongoing business relationships Leonardo S.p.A. may have with the combined company; or
•Other risk factors detailed from time to time in DRS’s and RADA’s reports filed with the SEC, including DRS’s and RADA’s annual report on Form 10-K and 20-F, respectively, quarterly reports for DRS on Form 10-Q, current reports on Form 8-K and 6-K, respectively and other documents filed with the SEC.
You should read this proxy statement/prospectus completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this proxy statement/prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this filing, and neither DRS nor RADA undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise.
Other risks, uncertainties and factors, including those discussed below under “Risk Factors” could cause actual results to differ materially from those projected in any forward-looking statements made by DRS or RADA. Readers should read carefully the discussion of these factors to better understand the risks and uncertainties inherent in the businesses of DRS and RADA and underlying any forward-looking statements.

THE RADA EXTRAORDINARY GENERAL MEETING
This proxy statement/prospectus is being made available to the RADA shareholders as part of a solicitation of proxies by the RADA board of directors for use at the meeting to be held at the time and place specified below, and at any properly convened meeting following any adjournment or postponement thereof. This proxy statement/prospectus provides RADA shareholders with the information they need to know to be able to vote or instruct their vote to be cast at the meeting.
Date, Time, Place and Purpose
An extraordinary general meeting of RADA’s shareholders: (1) to approve and adopt the agreement and plan of merger date June 21, 2022, among DRS, Merger Sub, and RADA; and all other transactions contemplated by the merger agreement, all upon the terms and subject to the conditions set forth in the merger agreement (the “merger proposal”); (2) to approve the purchase a seven-year “tail” endorsement to RADA’s current directors’ and officers’ liability insurance policy; (3) to approve payment of a transaction bonus to RADA’s Chief Executive Officer; (4) to approve payment of a transaction bonus to the Executive Chairman of the RADA board of directors; (5) to approve payment of a transaction bonus to RADA’s Chief Financial Officer; and (6) to approve the grant of retention awards by DRS to certain office holders of RADA, will be held in person on October 19, 2022 at 10:00 a.m. (Israel time) at RADA’s principal executive offices at 7 Giborei Israel Street, Netanya, Israel.
Attendance at the meeting is limited to holders of record of RADA shares and holders of valid proxies. If you plan to attend the meeting, to gain access to the meeting we ask that you bring with you some form of personal identification and verification of your status as a RADA shareholder as of the close of trading on September 14, 2022, the record date for the meeting. If you are a representative of an institutional investor, please bring evidence demonstrating your representative capacity for such entity to be verified against the list of RADA shareholders as of the close of trading on the record date for the meeting. In addition, if your RADA shares are held in the name of a broker, bank or other nominee, you will need a valid legal proxy from such entity evidencing your authority to vote the RADA shares that the institution or other nominee held for your account as of the close of trading on the record date for the meeting. You must contact your broker, bank or other nominee directly in advance of the meeting to obtain a “legal” proxy.
Record Date and RADA Shareholders Entitled to Vote
Only RADA shareholders with RADA shares registered in his, her, its or their name or names as of the close of trading on September 14, 2022, the record date for the meeting (“RADA shareholders of record”), are entitled to vote the RADA shares they held on the record date at the meeting. As of the close of trading on September 7, 2022, 49,726,194 RADA shares were outstanding. Each RADA share outstanding as of the record date is entitled to one vote upon each of the matters presented at the meeting.
Quorum
No less than two RADA shareholders of record not in default in payment of any call on shares, present in person or by proxy, and holding or representing between them RADA shares conferring in the aggregate at least 25% of the voting power of RADA, shall constitute a quorum at the meeting. A proxy may be deemed to be one or more shareholders pursuant to the number of shareholders represented by the proxy holder. If within one-half hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to October 26, 2022 at the same time and place. At such adjourned meeting, any two shareholders present in person or by proxy, shall constitute a quorum.
Broker non-votes and abstentions will be counted as present at the extraordinary general meeting for the purpose of determining whether a quorum is present.
A broker non-vote occurs when a bank, broker or other nominee holding RADA shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.
Vote Required at the Meeting
The approval of the merger proposal requires the affirmative vote of holders of a majority of the RADA shares present, in person or by proxy, and voting on the merger proposal (not taking into consideration abstentions or broker non-votes) excluding any RADA shares that are held by DRS, Merger Sub or (a) a person holding, directly or indirectly, either (i) 25% or more of the voting rights of DRS or Merger Sub, or (ii) the right to appoint 25% or more of the directors of DRS or Merger Sub, or (b) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by DRS or Merger Sub (any of (a) or (b), a “DRS Related Person”).
The approval of each of the other proposals requires the affirmative vote of a majority of the RADA shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions or broker non-votes). In addition, in order to approve each of (i) Proposal 2 (the purchase of the “tail” endorsement to the directors’ and officers’ liability insurance policy); (ii) Proposal 3 (the payment of a transaction bonus to RADA’s Chief Executive Officer); (iii) Proposal 4 (the payment of a transaction bonus to the Executive Chairman of the RADA board of directors) (iv) Proposal 5 (the payment of transaction bonuses to RADA’s Chief Financial Officer); and (v) Proposal 6 (the grant of retention awards by DRS to certain office holders of RADA), the shareholders’ approval must either (i) include at least a majority of the RADA shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions or broker non-votes, or (ii) be obtained such that the total RADA shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding RADA shares.
Based on information provided by DRS and Merger Sub to RADA, as of the date of this proxy statement/prospectus, RADA is not aware of any holdings of RADA shares by DRS, Merger Sub or any DRS Related Person.
Under the ICL, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct the activities of RADA, other than solely as a result of serving as a director or officer of RADA. A person is presumed to be a controlling shareholder if it holds (i) 50% or more of any type of means of control (as defined under the ICL) in RADA, or (ii) 25% or more of the voting rights in RADA, if no other person holds more than 50% of the voting rights in RADA. As of the date hereof, RADA is not aware of a shareholder that meets the definition of a controlling shareholder.
Under the ICL, a person is deemed to have a “personal interest” in the merger proposal if this person, or any relative of this shareholder or a company that is affiliated with this person or with any such relative (namely, a company in which this person or any such relative serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares) has a personal interest in the adoption of such proposal. However, a person is not deemed to have a “personal interest” if this person’s interest arises solely from this person’s ownership of the RADA shares. The term “personal interest” also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, in each case regardless of whether the attorney-in-fact has the discretion in the voting. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.
The enclosed form of proxy card requires you to indicate whether you are a controlling shareholder of RADA, and whether you have a personal interest in (i) Proposal 2 (the purchase of the “tail” endorsement to the directors’ and officers’ liability insurance policy); (ii) Proposal 3 (the payment of a transaction bonus to the Chief Executive Officer of RADA); (iii) Proposal 4 (the payment of a transaction bonus to the Executive Chairman of the RADA board of directors); (iv) Proposal 5 (the payment of a transaction bonus to the Chief Financial Officer of RADA); or (v) Proposal 6 (the grant of retention awards by DRS to certain office holders of RADA); and, with respect to Proposal 1, indicate whether or not you are a shareholder listed in Section 320(c) of the ICL (i.e., whether you are a

DRS Related Person). To make this indication with respect to Proposals 1 through 6, check the box “YES” or “NO” in Items 1A, 2A, 3A, 4A, 5A and 6A, respectively, in the enclosed proxy card.
Abstentions and broker non-votes will not be treated as having been voted in respect of the merger proposal. Consequently, assuming a quorum is present at the meeting, broker non-votes and abstentions will have no effect on the voting with respect to the merger proposal.
RADA is unaware at this time of any other matters that will come before the meeting.
No Appraisal Rights
Under the ICL, holders of RADA shares are not entitled to statutory appraisal rights in connection with the Merger.
Recommendation of the RADA Board
On June 20, 2022, the RADA board of directors carefully considered the proposed merger and recommended that RADA shareholders vote to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.
How Proxies Are Voted; Revocation of Proxies
Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the extraordinary general meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the extraordinary general meeting; however, to vote in person at the extraordinary general meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.
If you are a beneficial owner and your shares are held through the Tel Aviv Stock Exchange (the “TASE”) and you wish to participate in the extraordinary general meeting, you are also invited to attend the extraordinary general meeting ; however, to vote in person at the extraordinary general meeting as a beneficial owner, you must present an ownership certificate that you may obtain from the TASE Clearing House Ltd (the “TASE Clearing House”) member through which your shares are registered indicating that you were the beneficial owner of such shares on September 14, 2022, the record date for the voting. If the TASE member holding your shares is not a TASE Clearing House member, please make sure to present an ownership certificate from the TASE Clearing House member in which name your shares are registered.
Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at RADA’s registered office in 7 Giborei Israel Street, Netanya, Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of RADA shares voted at the Meeting.
If you are a beneficial owner and your shares are held through the TASE, in order to vote you must complete, sign and date the proxy card (in the form filed on MAGNA, the distribution site of the Israel Securities Authority, at www.magna.isa.gov.il and MAYA, the reporting site of the TASE at www.maya.tase.co.il ) and attach to it an ownership certificate from the TASE Clearing House member through which your shares are registered indicating that you were the beneficial owner of the shares on September 14, 2022, the record date for voting. The proxy card, together with the ownership certificate must be received at our registered office in Israel (in person, by mail or via fax to: +972-9885-5885 Attention: Dafna Sror, corporate controller), at least forty-eight (48) hours prior to the appointed time of the Meeting, to be validly included in the tally of RADA shares voted at the meeting If the TASE member holding your shares is not a TASE Clearing House member, please make sure to include an ownership certificate from the TASE Clearing House member in which name your shares are registered.

Electronic Voting through MAGNA. If your shares are held via RADA’s broker for trading on the TASE, you may also vote your ordinary shares electronically via MAGNA, the electronic voting system of the ISA, up to 10:00 a.m. (Israel time) on October 17, 2022. You should receive instructions about electronic voting from your broker.
Solicitation of Proxies
Proxies for use at the meeting are being solicited by RADA's board of directors. Only RADA shareholders of record at the close of trading on September 14, 2022, the record date, will be entitled to vote at the meeting or at any adjournment or postponement thereof. Proxies are expected to be mailed to shareholders on or about September 16, 2022, and their return will be solicited chiefly by mail; however, certain officers, directors, employees and agents of RADA, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. In addition, RADA has retained Alliance Advisors, LLC to solicit RADA shareholder proxies at a total cost to RADA of approximately $30,000, plus reimbursement of reasonable out-of-pocket expenses and indemnification of losses in certain circumstances.
Adjournments and Postponements
If within one-half hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall be adjourned to October 26, 2022, at the same time and place. At such adjourned meeting, any two shareholders (not in default in payment of any call on shares) present in person or by proxy, shall constitute a quorum.
RADA Shares Held by RADA Directors and Executive Officers
As of the close of business on September 7, 2022, RADA’s directors and executive officers beneficially owned, in the aggregate, 3,393,312 RADA shares, or collectively approximately 6.64% of the outstanding RADA shares. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. For more information, see the section entitled “Security Ownership of Certain Beneficial Owners and Management of RADA”. RADA’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of the RADA shareholders generally. For more information, please see the section entitled “The Merger—Interests of RADA’s Directors and Executive Officers in the Merger”.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma condensed combined financial statements and notes thereto present the unaudited pro forma condensed combined balance sheet as of June 30, 2022 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021. The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”, in order to give effect to the merger (inclusive of the Stock Split), Financing Transaction, and Divestitures (as defined and described below, and jointly referred to as the “Pro Forma Transactions”) and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements. As used herein, the term “DRS” and “Company” means Leonardo DRS, Inc. and its consolidated subsidiaries, and “RADA” means RADA Electronic Industries Ltd. and its consolidated subsidiaries, as the context requires.
On June 21, 2022, DRS entered into an Agreement and Plan of Merger with RADA, a company organized under the laws of Israel, and Blackstart Ltd, a wholly owned subsidiary of DRS organized under the laws of Israel (“Merger Sub”), pursuant to which Merger Sub will be merged with and into RADA (the “merger”), with RADA surviving the merger as a wholly owned subsidiary of the Company. Consummation of the merger is subject to the approval of RADA’s shareholders, the receipt of required regulatory approvals, and satisfaction of certain other closing conditions. The merger is expected to close in the fourth quarter of 2022.
At the effective time of the merger, each RADA share, par value Israeli New Shekel (“NIS”) 0.03 per share, issued and outstanding (other than: (i) shares held by the Company or Merger Sub and (ii) shares held by any direct or indirect subsidiary of the Company or RADA) (the “Eligible Shares”) will be converted into, and become exchangeable for one (the “Exchange Ratio”) share of common stock of the Company par value, $0.01 per share (the “Merger Consideration”). Immediately prior to the effective time, the shares of Company common stock held by Leonardo US Holding, Inc. (“US Holding”) will be split, as necessary (the “Stock Split”), such that, immediately following the effective time and the issuance of the shares of Company common stock to holders of RADA shares and the treatment of options to purchase RADA shares (“RADA Options”) as follows: (a) US Holding will hold 80.5% of the issued and outstanding shares of Company common stock on a fully diluted basis (which ownership percentage includes 50% of any awards or other equity interests that DRS may issue pursuant to entitlements under any grants of One-Time Awards, as calculated pursuant to the merger agreement); and (b) the holders of RADA shares, RADA Options and other RADA securities will hold or have entitlements to 19.5% of the issued and outstanding shares of Company common stock on a fully diluted basis (as calculated pursuant to the merger agreement). Contemporaneously with the merger, DRS will also issue One-Time Awards to certain members of the DRS’s leadership team, comprised of 400,000 RSUs and 600,000 PRSUs. For additional details regarding the One-Time Awards, see the section “The Merger—Interests of DRS’s Directors and Executive Officers in the Merger” of this proxy statement/prospectus.
In connection with the merger, the Company expects to enter into a credit agreement providing up to $500 million of borrowing capacity, consisting of (i) a $225 million Term Loan and (ii) a $275 million Revolving Credit Facility (“Financing Transaction”). The estimated initial borrowing under the Term Loan and Revolving Credit Facility will be $225 million and $106 million respectively, and the proceeds will be used to repay $327 million of the Company's related party borrowings outstanding as of June 30, 2022, as well as $2 million of accrued interest associated with related party borrowings.
The following unaudited pro forma condensed combined financial information also reflect adjustments to financial condition and results of operations of DRS, to give effect to the following planned divestitures (jointly referred to as “Divestitures”), currently classified as held for sale on Company’s consolidated balance sheet as of June 30, 2022:
•On March 21, 2022, the Company entered into a definitive agreement to sell its Global Enterprise Solutions (“GES”) business to SES Government Solutions, Inc., a wholly owned subsidiary of SES S.A., for $450 million in cash, subject to working capital and other customary adjustments. GES, which is part of the Advanced Sensing and Computing (“ASC”) segment, provides commercial satellite communications to the

U.S. Government and delivers satellite communications and security solutions to customers worldwide. The sale was completed on August 1, 2022, and the closing adjustments were $23 million, resulting in GES sale cash proceeds of $427 million.
•In February 2022, the Company’s Board of Directors approved the strategic initiative to divest of the Company’s interest in Advanced Acoustic Concepts (“AAC”). On April 19, 2022 the Company entered into a definitive sales agreement to divest its share of current equity investment in AAC to Thales Defense & Security, Inc (“TDSI”), the minority partner in the joint venture for $56 million in cash. The sale closed on July 8, 2022.
Cash proceeds from the Divestitures will be remitted as a dividend to DRS’s parent, with the dividend amount equal to the cash proceeds from the Divestitures, reduced by the estimated tax obligation arising from the sale.
The unaudited pro forma condensed combined balance sheet as of June 30, 2022 gives effect to the Pro Forma Transactions as if they occurred on June 30, 2022. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 give effect to the Pro Forma Transactions as if they occurred on January 1, 2021.
These unaudited pro forma condensed combined financial statements are prepared for informational purposes only and are based on assumptions and estimates considered appropriate by DRS’s management. The unaudited pro forma adjustments represent DRS’s management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and additional analyses are performed. However, DRS’s management believes that the assumptions provide a reasonable basis for presenting the significant effects that are directly attributable to the Pro Forma Transactions, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not purport to be indicative of what DRS’s financial condition or results of operations actually would have been if the Pro Forma Transactions had been consummated as of the dates indicated, nor do they purport to represent DRS’s financial position or results of operations for future periods.
Additionally, these unaudited pro forma condensed combined financial statements do not include any adjustments not otherwise described herein, including such adjustments associated with: potential synergies that may be achieved following the merger, including potential overall savings in general and administrative expense, or any strategies that DRS’s management may consider in order to continue to efficiently manage DRS’s operations, and any integration costs (including one-time costs) that may be incurred following the consummation of the merger, which may be necessary to achieve the potential synergies, since the extent of such costs is not reasonably certain.

LEONARDO DRS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2022
(in millions)

	DRS Historical	RADA Historical, As Reclassified (Note 3)	Merger Adjustments (Note 4)	Item in Note 4	Divestiture Adjustments (Note 5)	Item in Note 5	Financing Adjustments (Note 6)	Item in Note 6	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$69	$56	$—		$—	A	$—	A	$125
Accounts receivable, net	125	28	(3)	A	—		—		150
Contract assets	874	1	—		—		—		875
Inventories	249	65	5	B	—		—		319
Prepaid expenses	17	2	—		—		—		19
Other current assets	29	1	—		—		—		30
Held for sale	174	—	—		(174)	A	—		—
Total current assets	1,537	153	2		(174)		—		1,518
Noncurrent assets:
Property, plant and equipment, net	363	21	—		—		—		384
Intangible assets, net	47	—	126	C	—		—		173
Goodwill	952	—	276	D	—		—		1,228
Deferred tax assets	46	5	(5)	E	—		—		46
Other noncurrent assets	98	18	—		—		1	B	117
Total noncurrent assets	1,506	44	397		—		1		1,948
Total assets	$3,043	$197	$399		$(174)		$1		$3,466
LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	$140	$—	$—		$—		$(4)	C	$136
Accounts payable	291	13	34	F	—		—		338
Contract liabilities	156	2	—		—		—		158
Other current liabilities	279	16	2	G	—		(2)	D	295
Held for sale	45	—	—		(45)	A	—		—
Total current liabilities	911	31	36		(45)		(6)		927
Noncurrent liabilities:
Long-term debt	350	—	—		—		7	E	357
Pension and other postretirement benefit plan liabilities	54	—	—		—		—		54
Deferred tax liabilities	—	1	13	E	—		—		14
Other noncurrent liabilities	70	12	5	G	—		—		87
Total noncurrent liabilities	$474	$13	$18		$—		$7		$512

Stockholder’s equity:
Preferred stock	$—	$—	$—		$—		$—	$—
Common stock	1	—	2	H	—		—	3
Additional paid-in capital	4,633	206	310	H	(396)	B	—	4,753
Accumulated deficit	(2,922)	(53)	33	H	267	C	—	(2,675)
Accumulated other comprehensive loss	(54)	—	—		—		—	(54)
Total stockholder’s equity	1,658	153	345		(129)		—	2,027
Total liabilities and stockholder’s equity	$3,043	$197	$399		$(174)		$1	$3,466

LEONARDO DRS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(in millions, except share and per share data)

	DRS Historical	RADA Historical, As Reclassified (Note 3)	Merger Transaction Adjustments (Note 4)	Item in Note 4	Divestitures Transaction Adjustments (Note 5) D	Financing Transaction Adjustments (Note 6)	Item in Note 6	Pro Forma Combined
Revenues:
Products	$1,090	$46	$(12)	I,J	$—	$—		$1,124
Services	149	—	—		(123)	—		26
Total revenues	1,239	46	(12)		(123)	—		1,150
Cost of revenues:
Products	(867)	(30)	13	K	—	—		(884)
Services	(111)	—	—		101	—		(10)
Total cost of revenues	(978)	(30)	13		101	—		(894)
Gross profit	261	16	1		(22)	—		256
General and administrative expenses	(160)	(17)	(2)	L	8	—		(171)
Amortization of intangibles	(4)	—	(6)	N	—	—		(10)
Other operating expenses, net	1	(3)	—		—	—		(2)
Operating earnings	98	(4)	(7)		(14)	—		73
Interest expense	(18)	—	—		—	7	F	(11)
Other, net	—	—	—		(1)	—		(1)
Earnings before taxes	80	(4)	(7)		(15)	7		61
Income tax provision	19	1	(1)	O	(3)	2	G	18
Net earnings	$61	$(5)	$(6)		$(12)	$5		$43

Amounts available to common stockholders per common share:								(Note 7)
Basic	$0.42	$(0.10)						$0.17
Diluted	$0.42	$(0.10)						$0.16
Weighted average common shares outstanding:								(Note 7)
Basic	145,000,000	49,592,329						260,031,356
Diluted	145,000,000	51,120,644						261,623,855

LEONARDO DRS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in millions, except share and per share data)

	DRS Historical	RADA Historical, As Reclassified (Note 3)	Merger Transaction Adjustments (Note 4)	Item in Note 4	Divestitures Transaction Adjustments (Note 5) D	Financing Transaction Adjustments (Note 6)	Item in Note 6	Pro Forma Combined
Revenues:
Products	$2,505	$117	$(29)	I,J	$—	$—		$2,593
Services	374	—	—		(232)	—		142
Total revenues	2,879	117	(29)		(232)	—		2,735
Cost of revenues:
Products	(2,067)	(70)	26	K	—	—		(2,111)
Services	(265)	—	—		189	—		(76)
Total cost of revenues	(2,332)	(70)	26		189	—		(2,187)
Gross profit	547	47	(3)		(43)	—		548
General and administrative expenses	(293)	(26)	(41)	L,M	14	—		(346)
Amortization of intangibles	(9)	—	(12)	N	—	—		(21)
Other operating expenses, net	(9)	—	—		—	—		(9)
Operating earnings	236	21	(56)		(29)	—		172
Interest expense	(35)	—	—		—	16	F	(19)
Other, net	(1)	—	—		337	—		336
Earnings before taxes	200	21	(56)		308	16		489
Income tax provision	46	(5)	(6)	O	88	4	G	127
Net earnings	$154	$26	$(50)		$220	$12		$362

Amounts available to common stockholders per common share:								(Note 7)
Basic	$1.06	$0.52						$1.39
Diluted	$1.06	$0.50						$1.38
Weighted average common shares outstanding:								(Note 7)
Basic	145,000,000	48,255,097						260,031,356
Diluted	145,000,000	50,077,416						261,386,156

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1 – Basis of Presentation
The DRS and RADA historical financial information has been derived from, in the case of DRS, its consolidated financial statements in its Quarterly Report on Form 10-Q for the six months ended June 30, 2022, and Annual Report on Form 10-K for the year ended December 31, 2021, and, in the case of RADA, its consolidated financial information included as Exhibit 99.1 to RADA’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2022 for the six months ended June 30, 2022, and Annual Report on Form 20-F for the year ended December 31, 2021. Certain of RADA’s historical amounts have been reclassified to conform to DRS’s financial statement presentation, as discussed further in Note 3. The unaudited pro forma condensed combined financial statements should be read in conjunction with DRS’s and RADA’s historical consolidated financial statements and the notes thereto included in DRS’s Quarterly Report on Form 10-Q for the six months ended June 30, 2022 and Exhibit 99.1 to the August 17, 2022 Form 6-K, respectively, and Annual Reports for the year ended December 31, 2021 on Form 10-K and Form 20-F, respectively. The unaudited pro forma condensed combined balance sheet gives effect to the Pro Forma Transactions as if they had been completed on June 30, 2022. The unaudited pro forma condensed combined statements of operations give effect to the Pro Forma Transactions as if they had been completed on January 1, 2021.
The historical financial statements of DRS and RADA have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to the accounting for the merger, Divestitures and Financing under U.S. GAAP. The unaudited pro forma condensed combined financial statements and related notes were prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations, with DRS as the acquiror of RADA. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined financial statements, the estimated preliminary purchase consideration in the merger has been allocated to the assets acquired and liabilities assumed of RADA based upon DRS management’s preliminary estimate of their fair values as of June 30, 2022.
The allocations of the estimated preliminary purchase price reflected in these unaudited pro forma condensed combined financial statements have not been finalized and are based upon the best available information at the current time. A final determination of the fair values of the assets and liabilities will be based on the actual valuations of the tangible and intangible assets and liabilities that exist as of the date of the merger. The completion of the final valuations, the allocations of the purchase price and the impact of ongoing integration activities could cause material differences in the information presented.
The Pro Forma Transactions and the related adjustments are described in these accompanying notes to the unaudited pro forma condensed combined financial statements. In the opinion of DRS’s management, all material adjustments have been made that are necessary to present fairly, in accordance with Article 11 of Regulation S-X of the SEC, the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not purport to be indicative of the combined company’s financial position or results of operations of the combined company that would have occurred if the Pro Forma Transactions had been completed on the dates indicated, nor are they indicative of the combined company’s financial position or results of operations that may be expected for any future period or date.
Note 2 – Significant Accounting Policies
The accounting policies used in the preparation of these unaudited pro forma condensed combined financial statements are those set out in DRS’s audited consolidated financial statements as of and for the year ended December 31, 2021 and DRS’s unaudited consolidated financial statements as of and for the six months ended June 30, 2022. DRS’s management has determined that there were no significant accounting policy differences between DRS and RADA and, therefore, no adjustments were made to conform RADA’s financial statements to the accounting policies used by DRS in the preparation of the unaudited pro forma condensed combined financial statements. This conclusion is subject to change as further assessment is performed and finalized for purchase accounting.

Upon consummation of the merger, as part of the application of ASC 805, DRS will continue to conduct a more detailed review of RADA’s accounting policies in an effort to determine if differences in accounting policies require further reclassification or adjustment of RADA’s results of operations or reclassification or adjustment of assets or liabilities to conform to DRS’s accounting policies and classifications. Therefore, DRS may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.
Note 3 – Reclassification Adjustments
The RADA historical financial statement line items include the reclassification of certain historical balances to conform to the post-combination DRS presentation of these unaudited pro forma condensed combined financial statements, as described below. These reclassifications have no effect on previously reported total assets, total liabilities, stockholders’ equity or net income available to RADA shareholders.
Balance Sheet
RADA's balance for Trade receivables of $28 million, previously disclosed as a separate component of RADA’s consolidated balance sheet, has been reclassified to Accounts receivable, net.
RADA's balance for Prepaid expenses of $2 million, previously disclosed as a component of Other accounts receivables and prepaid expenses on RADA’s consolidated balance sheet, has been reclassified to Prepaid expenses. The remaining components of the Other accounts receivables and prepaid expenses and Restricted deposits of $1 million, previously disclosed as separate components of RADA’s consolidated balance sheet, have been reclassified to Other current assets.
RADA's balances for Equity investments in privately-held company of $3 million, Operating lease right-of-use assets of $14 million, and Long-term receivables and other deposits, previously disclosed as separate components of RADA’s consolidated balance sheet, have been reclassified to Other noncurrent assets.
RADA's balance for Trade payables of $13 million, previously disclosed as a separate component of RADA’s consolidated balance sheet, has been reclassified to Accounts payable.
RADA's balance for Advances from customers of $2 million, previously disclosed as a separate component of RADA’s consolidated balance sheet, has been reclassified to Contract liabilities.
RADA's balances for Operating lease short-term liabilities of $3 million and Other accounts payable and accrued expenses of $13 million, previously disclosed as separate components of RADA’s consolidated balance sheet, have been reclassified to Other current liabilities.
RADA's balances for Operating lease long-term liabilities of $12 million and Accrued severance-pay and other long-term liabilities of $1 million, previously disclosed as separate components of RADA’s consolidated balance sheet, have been reclassified to Other noncurrent liabilities.
RADA’s balance for Ordinary shares, previously disclosed as a separate component of RADA’s consolidated balance sheet, has been reclassified to Common stock.
Statements of Operations
RADA's Revenues of $46 million and $117 million for the six months ended June 30, 2022 and for the year ended December 31, 2021, respectively, previously disclosed as a separate component on RADA's consolidated statements of operations, were reclassified to Revenues - Products.
RADA's Cost of revenues of $30 million and $70 million for the six months ended June 30, 2022 and for the year ended December 31, 2021, respectively, previously disclosed as a separate component on RADA's consolidated statements of operations, were reclassified to Cost of revenues - Products.

RADA's Research and development of $6 million and $10 million for the six months ended June 30, 2022 and for the year ended December 31, 2021, respectively, previously disclosed as a separate component of operating expenses on RADA's consolidated statements of operations, were reclassified to General and administrative expenses.
RADA's Marketing and selling of $4 million and $6 million for the six months ended June 30, 2022 and for the year ended December 31, 2021, respectively, previously disclosed as a separate component of operating expenses on RADA's consolidated statements of operations, were reclassified to General and administrative expenses.
RADA's Sales commissions of $1 million for the year ended December 31, 2021, previously disclosed as a component of Marketing and selling on RADA's consolidated statements of operations, were reclassified to Cost of revenues - Products.
RADA's Other expenses of $3 million for the six months ended June 30, 2022, previously disclosed as a separate component on RADA's consolidated statements of operations, was reclassified to Other operating expenses, net.
RADA's Tax expense of $1 million and Tax benefit of $5 million for the six months ended June 30, 2022 and for the year ended December 31, 2021, previously disclosed as a separate component on RADA's consolidated statements of operations, were reclassified to Income tax provision.
Note 4 – Merger Transaction Adjustments
Estimated Preliminary Purchase Price
The unaudited pro forma condensed combined financial statements reflect the preliminary allocation of the purchase consideration to RADA’s identifiable net assets acquired. The preliminary allocation of purchase consideration in these unaudited pro forma condensed combined financial statements is based upon an estimated preliminary purchase price of approximately $518 million. The purchase price will fluctuate based on movements in the RADA share price prior to closing and a 10% fluctuation would decrease or increase the purchase price by approximately $50 million. The calculation of the estimated preliminary purchase price related to the merger is as follows (in millions, except share and per share data):

Amount
RADA shares outstanding at September 7, 2022	49,726,194
Exchange Ratio	1
Shares of DRS common stock issued	49,726,194
Fair value of a DRS common stock on September 7, 2022 (a)	$9.98
Fair value of DRS common stock issued to RADA shareholders	$496
Estimated fair value of RADA’s equity-based compensation awards attributable to pre-combination services (b)	22
Total estimated preliminary purchase price	$518
__________________
a.The fair value of DRS common stock issued to former holders of RADA ordinary units is based on the per share opening price of RADA common stock of $9.98 on September 7, 2022. DRS is a private company with no publicly traded shares and therefore no public share price. Given that RADA is publicly traded and has a readily available share price, RADA’s share price is used as a proxy to compute the fair value of DRS common stock.
b.Amount represents the estimated fair value of the DRS replacement employee and executive stock options that were granted at the closing date of the merger and which are attributable to pre-combination services.
Preliminary Purchase Price Allocation
The preliminary purchase price allocation to assets acquired and liabilities assumed is provided throughout these notes to the unaudited pro forma condensed combined financial statements. The following table provides a summary of the preliminary purchase price allocation by major categories of assets acquired and liabilities assumed based on DRS management’s preliminary estimate of their respective fair values as of June 30, 2022 (in millions):

Total estimated preliminary purchase price	$518

Assets:
Cash and cash equivalents	$56
Accounts receivable, net	25
Contract assets	1
Inventories	70
Prepaid expenses	2
Other current assets	1
Property, plant and equipment, net	21
Intangible assets, net	126
Other noncurrent assets	18
Total assets acquired	$320

Liabilities:
Accounts payable	27
Contract liabilities	2
Other current liabilities	18
Deferred tax liabilities	14
Other noncurrent liabilities	17
Total liabilities assumed	$78
Estimated preliminary fair value of net assets acquired	$242
Goodwill	$276
The preliminary fair values of identifiable assets acquired and liabilities assumed are based on a valuation as of the effective time of the merger that was prepared by DRS with assistance of a third-party valuation advisor. For the preliminary estimate of fair values of assets acquired and liabilities assumed of RADA, DRS used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. The allocation is dependent upon certain valuation and other studies that have not yet been finalized. Accordingly, the pro forma preliminary purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed, and such differences could be material.
The purchase price allocation presented above has not been finalized as of the date of this filing. The final determination of the allocation of the purchase price will be completed no later than twelve months following the effective time of the merger. The final determination of these estimated fair values, the assets’ useful lives and the depreciation and amortization methods are dependent upon certain valuations and other analyses that have not yet been completed, and as previously stated could differ materially from the amounts presented in the unaudited pro forma condensed combined financial statements. Any increase or decrease in the fair value of the net assets acquired, as compared to the information shown herein, could change the portion of the purchase consideration allocable to goodwill and could impact the operating results of the combined company following the merger due to differences in the allocation of the purchase consideration, as well as changes in the depreciation and amortization related to some of the acquired assets.

Balance Sheet
The pro forma adjustments reflect the effect of the merger on DRS’s and RADA’s historical consolidated balance sheets as if the merger occurred on June 30, 2022.
Assets
A.The pro forma adjustment to Accounts receivable, net, represents the settlement of the preexisting relationship between DRS and RADA.
B.The pro forma adjustment to Inventory reflects the preliminary fair value of Inventory acquired to estimate the value added in the manufacturing process prior to acquisition. The estimate is based on preliminary review of available data and subject to change once DRS has sufficient information as to the age, condition, and mix of RADA’s Inventory. The pro forma adjustment reflects an increase of $5 million in value for work in progress and finished goods as raw materials are presumed to be valued at the price a market participant could achieve in a current sale.
C.The pro forma adjustment to Intangible assets reflects the preliminary fair value of the following (in millions):

As of June 30, 2022
Fair value of acquired Customer Relationships	$53
Fair value of acquired Developed Technology	73
Pro forma adjustment	$126
The fair value of the Customer Relationships intangible was determined using the multi-period excess earnings method of the income approach. The principle behind this method is that the value of the intangible asset is equal to the present value of the after-tax cash flows solely attributable to the intangible asset, following the application of post-tax contributory asset charges that reflect the return on other assets that contribute to the generation of the forecasted cash flows. The above calculated values are preliminary and subject to change and could vary materially from the final purchase price assignment.
The fair value of the Developed Technology intangible was determined using the relief-from-royalty method of the income approach. The principle behind this method is that the value of the intangible asset is equal to the present value of the after-tax royalty savings attributable to owning the intangible asset. In estimating ranges of calculated values, management utilized various assumptions in order to assess the reasonableness of the selection of a royalty rate and life of the intangible asset.
The fair value estimate for all identifiable Intangible assets is preliminary and is based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). The final fair value determination for identifiable intangibles may differ materially from this preliminary determination.
D.Represents an adjustment to Goodwill to reflect the balance that would have been recorded if the merger occurred on June 30, 2022. We have preliminarily assigned the purchase price to the net tangible and intangible assets based upon their estimated fair values at the closing date of the merger. The excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired has been recorded as Goodwill as of June 30, 2022. The calculated value is preliminary and subject to change and could vary materially from the final purchase price assignment.
E.The pro forma adjustment for Deferred tax assets and Deferred tax liabilities represents the impact of the pro forma fair value adjustments to assets to be acquired and liabilities to be assumed. The adjustment is based upon the estimated statutory tax rate of 10.2% of the jurisdiction in which the acquired business operates. The adjustment to Deferred tax assets also includes the removal of RADA’s June 30, 2022 Deferred tax asset balance of $5 million based on the preliminary estimate that it is not more likely than not that the deferred tax asset will be realized by the combined company. The estimates surrounding the deferred income tax assets and liabilities are preliminary and are subject to change after close of the Mergers and based upon management’s final determination of the fair value of assets and liabilities acquired or assumed by jurisdiction.
Liabilities
F.The pro forma adjustment for Accounts payable represents: (i) $20 million of estimated transaction-related and equity issuance costs to be incurred by DRS which have not yet been reflected in the historical consolidated financial statements of DRS, (ii) $17 million of estimated transaction-related costs to be incurred by RADA which have not yet been reflected in the historical consolidated financial statements of RADA, and (iii) a reduction of $3 million as a result of the settlement of the preexisting relationship between DRS and RADA.
G.The pro forma adjustment represents the recognition of a liability associated with unfavorable revenue contracts acquired in the merger.
Equity
H.The following table summarizes pro forma adjustments for Stockholders’ equity (in millions):

	Common stock	Additional paid-in capital	Accumulated Deficit
Issuance of DRS common stock and replacement RADA options (a)	$2	$516	$—
Elimination of RADA’s historical equity balances	—	(206)	53
DRS Merger related costs (b)	—	—	(20)
Total pro forma adjustment	$2	$310	$33
______________
a.The pro forma adjustment represents the issuance of DRS common stock as a result of the Stock Split and as consideration for the merger, as well as the portion of the estimated fair value of the fully vested DRS replacement employee and executive stock options that will be granted to RADA vested option holders at the closing date of the merger, and the fair value attributable to pre-combination services of unvested DRS replacement employee and executive stock options that will be granted to RADA unvested option holders at the closing date of the merger.
b.The adjustment to Accumulated Deficit represents the estimated transaction costs to be incurred by DRS. The balance excludes $17 million of estimated transaction costs to be incurred by RADA as a result of the merger, which have not yet been reflected in RADA’s historical consolidated financial statements. These costs will be recognized as an expense in RADA’s pre-combination statement of operations and therefore they are reflected as a liability assumed by DRS, nor do they impact the Stockholder’s equity of DRS.
Statements of Operations
The pro forma adjustments reflect the effect of the merger on DRS’s and RADA’s historical consolidated statements of operations as if the merger occurred on January 1, 2021.
Revenue
I.The pro forma adjustment represents the settlement of the preexisting relationship between DRS and RADA of $13 million and $31 million for the six months ended June 30, 2022 and for the year ended December 31, 2021, respectively.
J.The pro forma adjustment represents the amortization of unfavorable revenue contracts of $1 million and $2 million for the six months ended June 30, 2022 and for the year ended December 31, 2021, respectively.
Expense
K.For the six months ended June 30, 2022, the pro forma adjustment of $13 million represents a decrease to Cost of revenues – Products as a result of the settlement of the preexisting relationship between DRS and

RADA. For the year ended December 31, 2021, the pro forma adjustment represents i) $31 million decrease to Cost of revenues – Products associated with the settlement of the preexisting relationship between DRS and RADA and ii) an increase of $5 million to Cost of revenues – Products by the same amount as the inventory fair value adjustment. The inventory is expected to be sold within one year of the acquisition date. As these costs will not affect the income statement beyond 12 months after the merger date no adjustment has been made for the six months ended June 30, 2022.
L.The pro forma adjustment represents the estimated equity-based compensation expense associated with the One-Time Awards issued to certain members of the DRS’s leadership team upon closing of the merger. The fair value of One-Time Awards, which are comprised of 400,000 RSUs and 600,000 PRSUs, will be recognized ratably over the service period of two years. The adjustment is based upon a straight-line vesting approach, as shown in the table below, (in millions):

	For the six months ended June 30, 2022	For the year ended December 31, 2021
One-Time Awards - General and administrative expenses	2	4
M.The pro forma adjustment to General and administrative expenses reflects the adjustment for Merger-related costs of $37 million for the year ended December 31, 2021 resulting from estimated transaction-related costs that are not currently reflected in the historical consolidated financial statements of DRS and RADA. The amounts of Merger-related costs recognized by DRS and RADA for the six months ended June 30, 2022 are $5 million and $3 million, respectively. These estimated transaction costs consist primarily of advisor fees, legal fees, other separation benefits, and accounting fees. It is assumed that these costs will not affect the combined statements of operations beyond twelve months after the closing date of the merger.
N.The pro forma adjustment to Amortization of intangibles reflects additional amortization expense for the estimated fair value adjustment of acquired Intangible assets of $6 million and $12 million for the six months ended June 30, 2022 and for the year ended December 31, 2021, respectively. These preliminary estimates of fair value and estimated useful lives will likely differ from final amounts that DRS will calculate after completing a detailed valuation analysis and difference could have a material effect on the accompanying unaudited pro forma condensed combined financial statements.
O.To record estimated income taxes based on the statutory tax rates of the jurisdictions in which the related pro forma adjustment is recorded.
Note 5 – Divestitures Transaction Adjustments
The pro forma adjustments reflect the effect of the Divestitures on i) DRS’s and RADA’s historical consolidated balance sheets as if the Divestitures occurred on June 30, 2022 and ii) DRS’s and RADA’s historical statement of operations as if the Divestitures occurred on January 1, 2021.
Balance Sheet
A.The pro forma adjustment reflects the removal of balances classified as Held for sale associated with GES operations and AAC equity method investment, and reflect the estimated cash proceeds from the divestitures. The Company is in the process of finalizing the accounting for the transaction and will report the gain on the transaction in the third quarter.

As of June 30, 2022
Cash proceeds from the sale	$483
Divestitures cost to sell	(15)
Cash paid to settle the tax obligation	(95)
Cash proceeds net of tax and costs to sell	373
Cash contribution from GES to DRS prior to sale	23
Cash dividend to DRS's parent	(396)
Net cash impact	$—

Held for sale - assets	$174
Held for sale - liabilities	$45
B.The adjustment of $396 million to Additional paid-in capital reflects the dividend to DRS's parent.
C.The adjustment to Accumulated deficit of $244 million, represents the impact of the estimated after tax gain on sale of the GES operations and AAC equity method investment.

As of June 30, 2022
Cash proceeds from the sale	$483
Divestitures cost to sell	(15)
Cash paid to settle the tax obligation	(95)
Cash proceeds net of tax and costs to sell	373

Held for sale - assets	174
Held for sale - liabilities	(45)
Net Assets held for sale	$129

Adjustment to Accumulated deficit - after tax gain on sale	$244
Statements of Operations
D.These pro forma adjustments reflect the elimination of the historical revenue and direct expenses of the GES business and the elimination of the share of net earnings related to the AAC equity method investment which is recorded in Other, net. These adjustments do not reflect the allocation of any general corporate overhead costs of DRS to GES or ACC, respectively. The Other, net line for the year ended December 31, 2021 also includes $339 million of the estimated gain on sale and $95 million of estimated income tax expense expected to be incurred upon completion of the Divestitures. The actual gain or loss on sale, and the associated income tax expense impacts could change significantly as the Company completes its accounting analysis of the Divestitures.

	For the six months ended June 30, 2022	For the year ended December 31, 2021
Revenues:
Products	$—	$—
Services	(123)	(232)
Total revenues	(123)	(232)
Cost of revenues:
Products	—	—

Services	101	189
Total cost of revenues	101	189
Gross profit	(22)	(43)
General and administrative expenses	8	14
Amortization of intangibles	—	—
Other operating expenses, net	—	—
Operating earnings	(14)	(29)
Interest expense	—	—
Other, net	(1)	337
Earnings before taxes	(15)	308
Income tax provision	(3)	88
Net earnings	$(12)	$220
Note 6 – Financing Transaction Adjustment
In connection with the merger, the Company expects to enter into a credit agreement providing up to $500 million of borrowing capacity, consisting of (i) a $225 million Term Loan and (ii) a $275 million Revolving Credit Facility. Initial borrowings under the credit facilities are subject to satisfaction of certain closing conditions, including the consummation of the merger. Loans under the credit facilities will bear interest at an annual rate equal to, at our option, a base rate plus a margin ranging from 3.0% to 3.5%, or SOFR plus a margin ranging from 1.5% to 2.0%, in either case based on our total net leverage.
The estimated initial borrowing under the Term Loan and Revolving Credit Facility will be $225 million and $106 million, respectively, and will be used to repay $327 million of the Company's related party borrowings outstanding as of June 30, 2022, as well as $2 million of accrued interest associated with related party borrowings.
Balance Sheet
A.Adjustment to cash and cash equivalents consists of the following (in millions):

As of June 30, 2022
Proceeds from the Term Loan borrowing	$225
Proceeds from the new Revolving Credit Facility borrowing	106
Cash paid to repay the Term Loan due November 30, 2023	(139)
Cash paid to repay the Daylight Term Loan due October 15, 2024	(78)
Cash paid to repay the borrowings under the existing revolving credit facility	(110)
Cash paid for deferred financing costs associated with the Term Loan	(1)
Cash paid for deferred financing costs associated with the new Revolving Credit Facility	(1)
Cash paid for accrued interest	(2)
Net adjustment to cash	$—
B.Adjustment to Other noncurrent assets represents the capitalization of financing costs associated with the new Revolving Credit Facility.
C.Adjustment to Short-term borrowings and current portion of long-term debt consists of the following (in millions):

As of June 30, 2022
Proceeds from the new Revolving Credit Facility borrowing	$106
Cash paid to repay the borrowings under the existing revolving credit facility	(110)
Net adjustment to the Short-term borrowings	$(4)
D.Adjustment to Other current liabilities represents the repayment of accrued interest associated with the Term Loan due November 30, 2023, Daylight Term Loan due October 15, 2024 and the existing revolving credit facility.
E.Adjustment to Long-term debt consists of the following (in millions):

As of June 30, 2022
Term Loan borrowing	$225
Carrying value of the Term Loan due November 30, 2023	(139)
Carrying value of the Daylight Term Loan due October 15, 2024	(78)
Capitalized deferred financing costs associated with the Term Loan	(1)
Net adjustment to Long-term debt	$7
Statements of Operations
F.Adjustment to Interest expense represents the following:

	For the six months ended June 30, 2022	For the year ended December 31, 2021
Interest expense associated with the Term Loan	$5	$9
Interest expense associated with the new Revolving Credit Facility	2	5
Interest expense associated with the borrowings repaid	(14)	(30)
Net adjustment to interest expense	$(7)	$(16)
Interest on expected borrowings of the Term Loan and new Revolving Credit Facility, are based on the Secured Overnight Financing Rate (SOFR) of 2.28% on September 7, 2022 and a spread of 1.75% calculated as the mid-point of the expected spread on the new borrowings. A 1/8% change in interest rate would increase or decrease the pro forma interest expense by less than $1 million, for the six months ended June 30, 2022, and for the year ended December 31, 2021.
G.Adjustment to recognize the income tax impacts of the pro forma adjustments using a U.S. federal and state statutory tax rate of 24.6%. This rate may vary from the effective tax rates of the historical and combined businesses.
Note 7 – Pro Forma Net Income Available to Common Stockholders per Common Share
The following table summarizes the unaudited pro forma net earnings per common share for the six months ended June 30, 2022 and for the year ended December 31, 2021 as if the Pro Forma Transactions occurred on January 1, 2021 (in dollars, except for share and per share amounts):

	For the six months ended June 30, 2022	For the year ended December 31, 2021
Numerator
Pro forma net income available to common stockholders	$43,000,000	$362,000,000
Denominator
DRS historical weighted average common shares outstanding (a)	210,305,162	210,305,162
RADA common stock converted into DRS common stock	49,726,194	49,726,194
Pro forma weighted average common shares outstanding - basic	260,031,356	260,031,356
DRS historical weighted average dilutive shares	-	-
Dilutive effect of equity-based awards	1,592,499	1,354,800
Pro forma weighted average share outstanding - dilutive	261,623,855	261,386,156

Earnings per share – Basic	$0.17	$1.39
Earnings per share – Diluted	$0.16	$1.38
__________________
a.The calculations of both basic and diluted pro forma earnings per share in respect to the number of common shares have been adjusted retrospectively as a result of the Company’s Stock Split as described in the introduction to the unaudited pro forma condensed combined financial statements.

RECAPITALIZATION
In this section, unless context requires otherwise, references to “we”, “our” or “us” refer to DRS before the completion of the merger.
We have historically operated with a capital structure that reflected our status as a wholly owned indirect subsidiary of Leonardo S.p.A. Our debt with related parties currently consists of two term loans and a working capital credit facility with US Holding, as described in “Information About DRS—Certain Relationships and Related Transactions, and Director Independence—Transactions with Leonardo S.p.A. Affiliates—Financing Arrangements”. To prepare for the merger and operation as a stand-alone public company, we have undertaken recapitalization initiatives to align our capital structure more closely with other U.S. public companies (the “recapitalization”). In undertaking the recapitalization, we are focused on several goals:
•Maintaining and strengthening our credit ratings; and
•Providing increased financial flexibility at the DRS level.
In December 2020, US Holding contributed $300 million to us by converting an equal amount of borrowings outstanding under our 7.5% Term Loan (as defined in “Information About DRS—Certain Relationships and Related Transactions, and Director Independence—Transactions with Leonardo S.p.A. Affiliates—Financing Arrangements”) into additional paid in capital.
In connection with the consummation of the merger, we expect to implement the following additional financing arrangements as part of our efforts to align our capital structure more closely with other U.S. public companies and achieve the goals described above:
•the repayment of $327 million of related-party borrowings as well as $2 million of accrued interest associated with related-party borrowings; and
•the expected issuance of up to $500 million of third-party debt consisting of a combination of a $225 million Term Loan and a $275 million Revolving Credit Facility.
We believe these transactions are probable as there has been limited market fluctuation that would alter key material terms previously agreed, although there is no assurance as to the completion of these transactions. Such transactions will be conditioned on the consummation of the merger. See the section “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus.
Repayment of Related-Party Borrowings
In connection with the merger, we expect to repay all outstanding related-party borrowings including those under the credit agreement dated January 20, 2009, as amended, by and among us, certain of our subsidiaries and US Holding, and amounts outstanding under an unsecured term loan with US Holding in the principal amount of $137.5 million, the proceeds of which were used to finance the acquisition of Daylight Solutions, Inc. (the “Daylight term loan”) as described in “Information About DRS—Certain Relationships and Related Transactions, and Director Independence—Transactions with Leonardo S.p.A. Affiliates—Financing Arrangements”.
Third-Party Indebtedness Following the Merger
Senior Facilities
In connection with the merger, we expect to enter into a credit agreement providing for up to $500 million of senior unsecured credit facilities, consisting of (i) a $225 million Term Loan and (ii) a $275 million Revolving Credit Facility. Initial borrowings under the credit facilities are subject to satisfaction of certain closing conditions, including the consummation of the merger.
Loans under the credit facilities are expected to bear interest at an annual rate equal to, at our option, a base rate plus a margin ranging from 3.0% to 3.5%, or SOFR plus a margin ranging from 1.5% to 2.0%, in either case based on our total net leverage. We also expect to pay a commitment fee on the undrawn balance under the Revolving Credit Facility at an annual rate ranging from 0.175% to 0.225% based on our credit ratings.
The principal of the term loan is expected to be repaid in quarterly installments and at final maturity on the 5th anniversary of the closing date. The Revolving Credit Facility will mature on the 5th anniversary of the closing date.
Loans under the credit facilities may be voluntarily prepaid and commitments reduced in whole or in part at any time and from time to time without premium or penalty. The loans are expected to be subject to mandatory prepayment upon a change of control.
The credit agreement is expected to contain a number of covenants, including but not limited to, a maximum total net leverage ratio of 3:75 to 1:00 as of the last day of any fiscal quarter and a minimum net interest coverage ratio of 3:00 to 1:00 as of the last day of any fiscal quarter, which would restrict our ability to incur additional debt; pay dividends or make other distributions; prepay, redeem or repurchase certain debt; make loans and investments; sell, transfer or otherwise dispose of assets; incur or permit to exist certain liens; enter into certain types of transactions with affiliates; enter into agreements restricting their respective subsidiaries’ ability to pay dividends; and consolidate, amalgamate, merge or sell all or substantially all of their respective assets.
Our obligations under the credit facilities would be guaranteed by all of our U.S. subsidiaries.
There can be no assurance as to the terms of such credit facilities, if entered into by us, as the remain subject to negotiation. For more information, see the sections “Unaudited Pro Forma Condensed Combined Financial Statements” and “Information About DRS—Certain Relationships and Related Transactions, and Director Independence—Transactions with Leonardo S.p.A. Affiliates—Financing Arrangements” in this proxy statement/prospectus.

INFORMATION ABOUT DRS
Business Overview and Considerations
Overview
DRS is a leading technology company that provides solutions to defense markets worldwide. These solutions provide battlefield superiority today while shaping the battlefield of tomorrow for the U.S. military and our allies abroad. We focus on four segments of the wider growing defense marketplace, including advanced sensing, network computing, force protection, and electrical power conversion and propulsion. We are focused on these market segments because they are growing faster than the overall defense budgets, we have deep technology advantages in each, and we believe the future demand will increase significantly in these segments. This focus is rooted in our belief that our technologies will not only support our customers in today’s mission but will also underpin their strategy to migrate towards more autonomous, dynamic, interconnected, and multi-domain capabilities needed to win in tomorrow’s battlefields. We expect that our customer’s focus on countering the pacing threat from China and the acute threat from Russia while simultaneously pursuing a counter-terrorism strategy against asymmetric organizations and actors creates an increasing opportunity for DRS’s core technologies and solutions.
DRS benefits from a 50-year legacy of designing and manufacturing innovative and differentiated products and solutions for military applications. The result is a current installed base of products on nearly every platform in the US military. This includes products on every Army combat vehicle, every Naval combatant, every submarine, nearly all Air Force aircraft, and many others. From our earliest products that were sonar systems instrumental in detecting enemy submarines, to today’s best-in-class products including electro-optical and electronic warfare sensors and systems, we have continually developed advanced technologies to address complex military challenges. We continue to target our investments toward high growth areas of defense budgets. Our diverse array of defense systems and solutions are used across land, air, sea, space, and cyber domains, and are offered to all branches of the U.S. military, major aerospace and defense prime contractors, government intelligence agencies, and international military customers.
Our alignment with some of the top defense priorities to address the greatest threats to the U.S. and its allies has allowed us to achieve a 10% compounded annual growth rate (“CAGR”) in revenues from the year ended December 31, 2017 through the year ended December 31, 2021. This growth, which exceeded the DoD budget CAGR of 3.8% during this period, drove our annual revenue to approximately $2.9 billion for the year ended December 31, 2021. During the same five year period, our net earnings improved by $245 million to $154 million, our operating earnings grew $187 million to $236 million and our Adjusted EBITDA grew $129 million to $310 million (CAGR of 14%). Adjusted EBITDA is a non-GAAP measure. These financial metrics do not reflect the impact of certain dispositions with respect to which we entered into definitive agreements prior the announcement of the merger and which were completed in 2022. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Measures—Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to net earnings.
The U.S. future fighting force is expected to be increasingly autonomous. Future platforms are also expected to require greater capabilities in sensing, computing, self-protection, and power to allow them to reduce human dependencies to improve reaction time, increase effectiveness and enhance soldier safety. Our core technologies enable autonomous platforms and manned-unmanned teaming. Our customers are expecting future platforms where sensor data can be fused, aggregated, and understood. Once situational understanding is achieved, it can be rapidly communicated to the command structure. This drive for increased autonomy is shifting value from the platform itself to its electronics and sensors. We are helping to shape these requirements by developing and offering smaller, integrated, and more modular (and thereby able to support a range of platforms and subsystems) and more capable systems using DRS’s core technologies.
Across the spectrum of multi-domain operations on the future battlefield, we believe DRS’s core capabilities in sensing, network computing, force protection, and power and propulsion will help U.S. and allied military forces to maintain a strategic advantage over their enemies. Our technology supports our customers’ heightened needs and is positioned to enable future battlefield platforms designed to maintain dominance.

Our Company consists of seven business units which are organized as two operating segments: Advanced Sensors and Computing and Integrated Mission Systems. Following is additional information on each our operating segments. For information regarding segment performance see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.
Advanced Sensing and Computing
The Segment has been aligned to push towards a more autonomous future. Autonomy is predicated on the integration of our advanced sensing and computing systems, together sensing and making sense of the domain around the platform. With solutions on nearly every military platform, we have a large installed base, and a historic track record of providing world class solutions. This sensing footprint coupled with the computing infrastructure on both U.S. Army ground vehicles, U.S. Navy vessels, and the majority of US Air Force platforms, has the company positioned uniquely for success in leading the future of sensing. The Advanced Sensing and Computing segment consist of five business units (Airborne & Intelligence Systems, Daylight Solutions, Electro-Optical & Infrared Systems, Land Electronics, and Naval Electronics).
Integrated Mission Systems Segment
The Integrated Mission Systems (IMS) segment consists of both a ground vehicle integrator (Land Systems) and naval power and propulsion system provider (Naval Power Systems). These business units provide solutions using the best available technology to satisfy our customers’ needs. The best available technology consists of a combination of internally produced products and technologies, and externally sourced solutions. We continue to use the IMS segment as an avenue to accelerate the use of our Advanced Sensing and Computing equipment for our customers.
DRS Products and Services
Advanced Sensing
Our advanced sensor technologies provide the U.S. military with the capability for longer-range sensing and increased battlefield awareness. Our market-leading sensor products include third-generation infrared systems (two color infrared sensors), and sensors for threat detection and situational awareness. We also provide uncooled infrared systems and brownout solutions (which are sensors that can see through blowing sand). These core technologies are provided as ground vehicle sensors – commander, gunner, and driver’s systems, for aircraft, stabilized for long-range surveillance, as well as for individual soldiers for helmet mounted goggles, handheld targeting, and rifle mounted sensing.
We offer world-class technology in Electronic Warfare (EW) and Cyber to provide our customers integrated capabilities for multi-domain operations to supplement kinetic warfare. We provide airborne, ground vehicle mounted and dismounted soldier EW systems, EW software and training systems and intelligence solutions. We believe that our capabilities in EW, exploitation and cyber-based multi-domain operations position us well in this area of growing DoD priority.
We are unique in the defense market, providing Quantum Cascade Laser (QCL) technology which, along with our advanced two-color infrared sensors, have enabled us to support high-profile multi-service contracts for advanced systems to protect aircraft from ground-launch missiles. We are also a critical partner on the U.S. Army’s common infrared countermeasures program and the next generation missile warning program.
The addition of RADA allows the future of sensing to include integration of radar with EW and communications. The consolidation of radio frequency sensing is expected to be smaller, lighter, and lower cost, while providing increased capabilities. This vision of integrated sensing is enabled with the RADA merger with DRS.
Network Computing
Our network computing products and solutions provide networked computing infrastructure on military platforms. This is in support of the military’s need for greater situational understanding for our warfighters and commanders. These platforms provide trusted and assured computing capabilities ensuring that the equipment and data U.S. forces transfer is protected from enemies. This capability allows forces to be more mobile and geographically dispersed while operating with immediate access to trusted information.
We provide trusted computing systems for ground vehicles, ships and submarines, for Command, Control, Communications, Computers and Intelligence (“C4I”), network and data distribution applications, and sensor systems. Our Mounted Family of Computing Systems (“MFoCs”) and MFoCs-II, the second generation, have earned us a reputation as a leading provider of mounted battle management systems hardware in the U.S.
Force Protection
Our force protection systems, including solutions for counter-unmanned aerial systems (CUAV), short-range air defense (SHORAD) systems, and active protection systems (APS) used to defend ground combat vehicles help protect service members and military assets from these growing threats, highlighted by the recent rapid development and U.S. Army deployment of the Mission Equipment Package (“MEP”) for the Maneuver Short-Range Air Defense (“M-SHORAD”) program.
The addition of RADA allows DRS to address new and evolving needs in force protection with the inclusion of the unique RADA tactical radar line of products. RADA is a currently a partner of DRS on the M-SHORAD program and the merger is expected to enhance both RADA’s business base and DRS’s.
Power and Propulsion
We also provide power control, distribution, conversion and propulsion systems for the U.S. Navy’s top priority shipbuilding programs, including the Columbia Class ballistic missile submarine, the first modern U.S. electric drive submarine as well as other advanced equipment to the U.S. Navy, U.S. Coast Guard, and international navies including hybrid electric drive propulsion systems, energy storage, gas turbine packages, nuclear instrumentation and controls, and thermal management and refrigeration equipment.
Current and future platforms require more power than before as a result of the advancement of directed energy weapons, increased on-board computing, and increased sensing. As a result, these platforms must be able to adapt their propulsion to the situation around them, increase their stealth in a threatened environment, or speed to the objective if unthreatened. We provide technologies that fulfill these needs for power and have developed propulsion systems for various platform types. For example, as the U.S. Navy fleet grows, we expect that it will require new forms of integrated power systems. Our electrical drive technology provides the flexibility to direct energy to these evolving needs and adapt propulsion based on an evolving threat situation. These capabilities can also be used on unmanned platforms. As a leading provider of next-generation electrical propulsion components and systems for the U.S. Navy, we believe DRS has the technology to provide electrical power capabilities to service the future fleet’s needs.
Customers
The U.S. government is by far our largest customer with revenues derived directly, or indirectly from the U.S. government representing 86%, 84% and 89% of our total revenue for the years ended December 31, 2021, 2020, and 2019 respectively. Our U.S. government sales are highly concentrated with the DoD which make up the overwhelming majority of our U.S. government revenue for any given year, including 86% of our business for the year ended December 31, 2021. Our sales to the DoD are principally derived directly or indirectly from contracts with the U.S. Army and U.S. Navy representing 38% and 31%, respectively, of our total revenues for the year ended December 31, 2021.
As a mid-tier defense technology company with a diverse portfolio of solutions that includes offerings at the component, sub-system and system level, we are able to approach each market opportunity with flexibility as to provide the most value to our customers and other stakeholders. This market flexibility allows us to serve as either prime contractor or a subcontractor on key contracts based on the competitive dynamics of each opportunity. For the year ended December 31, 2021 our revenue consisted of 48% as a prime contractor direct with the government and 52% as a subcontractor.

The remaining 14% of our revenues for the year ended December 31, 2021, were derived from sales to foreign governments as well as commercial type sales within the U.S. and abroad. Our international sales consist primarily of transactions with foreign governments for military applications. In total we have generated sales to international customers of $158 million, $223 million, and $120 million for the years ended December 31, 2021, 2020 and 2019 respectively.
Defense Market Competition
We operate in a highly competitive environment. In the military sector, we compete with large, mid-tier and smaller defense companies as well as some non-traditional companies on the basis of product performance, cost, overall value, delivery schedule, embedded positions, innovation, and reputation. Our products are sold in markets in which several of our competitors are substantially larger than we are, enabling them to devote greater resources to research and development. These larger competitors generally have more financial resources, allowing them to better withstand challenging operating conditions. We also face a variety of competitors which vary across our segments and specific products. To gain new business, we also often team with, are supplier to, or find other ways to work with these competitors. Although we compete with different companies in each of our segments, our key competitors include Raytheon Technologies, L3Harris, BAE Systems, Teledyne/FLIR, Cubic and Elbit Systems, among others. We generally compete on the basis of:
•Our product breadth, performance, adaptability and price:
•Our reputation for prompt, flexible, and responsive contract performance;
•Our installed base of existing products and track record as a trusted partner;
•Our ability to react to customer and market trends;
•Our strong core technology capabilities and accumulated technical knowledge and expertise;
•Our highly experienced management team and talented workforce; and
•The capabilities of our facilities, equipment and personnel to undertake the programs for which we compete.
Our future success will depend in large part upon our ability to improve existing product lines and to develop new products and technologies in the same or related fields.
U.S. Defense Market Trends
The DoD budget, the largest defense budget in the world, has grown at a CAGR of 3.8% from Fiscal Year (“FY”) 2017 to 2021, reflecting an increasing shift in priorities from a focus on global terrorism to emerging threats from more sophisticated and technologically advanced adversaries requiring enhanced capabilities across the DoD. The DoD is our largest customer and, for the year ended December 31, 2021, accounted for approximately 86% of our business as an end-user, with revenues principally derived directly or indirectly from contracts with the U.S. Army and U.S. Navy, which represented 38% and 31%, respectively, of our total revenues for the year. We believe that this strong recent growth and future expectations in our core areas of high technology provide a solid path for continued growth of our business.
President Biden’s administration has identified the key threats America faces, which emanate from great powers and regional adversaries, and also from non-state actors and extremists. The DoD FY 2023 budget request for $773 billion prioritizes China and its military modernization as America’s key pacing challenge, while simultaneously addressing the continued threat from global terrorism. The request represents 4.2% nominal growth or 1.5% real growth after accounting for inflation, compared with the $742 billion final appropriation for FY2022, and totals $813 billion when all national security spending is included beyond DoD. Congressional defense committees have begun consideration of the budget request, and like FY22, have in some cases proposed increases in funding that could add $37 billion to the budget authority.

We believe DoD priorities, which will likely be further shaped by the recent Russian invasion of Ukraine, combined with the FY2023 budget request, align with DRS’s product offerings and our ability to innovate our core technology and investment focus. Supplemental funding to provide military aid to Ukraine has already exceeded $20 billion and is expected to continue in the form of foreign military sales and funding.
In addition to the U.S. market, DRS has important positions internationally in the Middle East, U.K., Australia, Korea and Taiwan in areas such as Tactical Battlefield Management Systems, Thermal Weapons Sites, Combat Aircraft Training and Power and Propulsion programs, among others.
Manufacturing and Supplies
Our manufacturing processes for our products include the assembly of purchased components and subsystems and testing of products at various stages in the assembly process. Purchased components include integrated circuits, circuit boards, metal fabricated into cabinets, resistors, capacitors, semiconductors, silicon wafers and other materials, wire and cables and subsystems including, but not limited to, off-the-shelf components such as servers, computers and peripherals. In addition, many of our products use castings and machined housings.
The manufacturing process for certain of our optic products includes the grinding, polishing and coating of various optical materials and the machining of metal components. Although materials and purchased components generally are available from a number of different suppliers, several suppliers are our sole source of certain components. If a supplier should cease to deliver such components, we expect that other sources would be available; however, added cost and manufacturing delays might result. We occasionally experience delays attributable to supply shortages and quality and other related problems with respect to certain components, such as semiconductors and connectors. In addition, for our optical products, certain materials, such as rare earth materials, germanium, and zinc sulfide may not always be readily available.
Effective management and oversight of suppliers and subcontractors is an important element of our successful performance. If our sources of supply are disrupted, particularly in instances where we rely on only one or two sources of supply, our ability to meet our customer commitments could be adversely impacted. We attempt to mitigate risks with our suppliers by entering into long-term agreements and leveraging company-wide agreements to achieve economies of scale and by negotiating flexible pricing terms in our customer contracts. To date, despite the market challenges, we have not experienced significant disruptions in our financial results or customer delivery commitments stemming from our ability to obtain the materials and components necessary for our business operations. We expect that the micro-electronics will continue to present a challenge to our business although we anticipate the ability to mitigate the majority of the potential risk.
Intellectual Property
We have patents on certain of our technologies and methods, semiconductor devices, rugged computer-related items and electro-optical and infrared focal plane array products, in addition to other technologies and methods. We and our subsidiaries have certain registered trademarks, none of which are considered material to our current operations. We also hold certain trade secrets without formal patent filings in order to protect them from disclosure. We believe our patent position and intellectual property portfolio in the aggregate are valuable to our operations. We do not believe that the conduct of our business as a whole is materially dependent on any single patent, trade secret, trademark or copyright.
When we work on U.S. government contracts or use funding of the U.S. government, the U.S. government may have contractual license rights to data for our technologies, source code and other developments associated with such government contracts. Records of our data rights are typically maintained in order to claim these rights as our proprietary technology, but it may not always be possible to delineate our proprietary developments from those developed under U.S. government contracts. The protection of our data from use by other U.S. government contractors is subject to negotiation from time to time between us and the U.S. government and subject to certain governmental regulations. The extent of the U.S. government’s license rights to any particular data generally depends upon whether the data was developed under a government contract and the degree of government funding for the development of such data. While we may retain ownership rights over certain technology, product or intellectual property that we develop under U.S. government contracts or by using funding of the U.S. government, this requires us to take timely affirmative measures to preserve our right.
Contracts
We derive a significant portion of our revenue from long-term programs and programs for which we are the incumbent supplier or have been the sole or dual supplier for many years. A significant percentage of our revenue is derived from programs that are in the production phase. We also derive revenue from contracts on which we serve as either prime contractor or subcontractor. For the years ended December 31, 2021, 2020, and 2019, revenues were approximately even between contracts on which we served as prime contractor and subcontractor in our ASC segment, with prime contracts generating approximately 63%, 55%, and 57%, of segment revenue respectively. Conversely at our IMS segment majority of our revenues are generated from subcontractor positions which account for 82%, 66% and 52% for the years ended December 31, 2021, 2020 and 2019 respectively. We determine our prime versus subcontract position based on our competitive position, likelihood of contract win and overall profit contribution.
While the majority of our revenue is derived from the U.S. government and DoD, within this we have a diverse business mix with limited dependence on any single contract. No single contract represented more than 10% of revenues for the years ended December 31, 2021, 2020 and 2019.
The amount of our revenues attributable to our contracts by contract type during the years ended December 31, 2021, 2020 and 2019 were as follows:

	December 31,
($ in millions)	2021	2020	2019
Firm fixed price	$2,498	$2,408	$2,333
Flexibly priced(a)	$381	$370	$381
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a.Includes revenue derived from time and materials contracts.
Typically we enter into three types of contracts: fixed price contracts, cost-plus contracts and time and material (“T&M”) contracts (cost-plus contracts and T&M contracts are aggregated above as flexibly priced contracts). and our contracts are normally for production, services or development. Production contracts are typically the fixed-price type, development contracts are sometimes of the cost-plus-type, and service contracts are sometimes of the time and materials type. We believe continued predominance of fixed-price contracts is reflective of the significant portion of production contracts in our U.S. government contract portfolio. Fixed-price contracts may provide for a fixed price or they may be fixed-price-incentive-fee contracts. Under fixed-price contracts, we agree to perform for an agreed-upon price. Accordingly, we derive benefits from cost savings, but bear the risk of cost overruns. Under fixed-price-incentive-fee contracts, if actual costs incurred in the performance of the contracts are less than estimated costs for the contracts the savings are apportioned between the customer and us. If actual costs under such a contract exceed estimated costs, however, excess costs are apportioned between the customer and us, up to a ceiling. We bear all costs that exceed the ceiling, if any.
Cost-plus type contracts typically provide for reimbursement of allowable costs incurred plus a fee (profit). Under cost-plus-fixed-fee contracts, we are reimbursed for allowable costs and receive a fixed fee, which is negotiated and specified in the contract. Such fees have statutory limits. Unlike fixed-price contracts in which we are committed to deliver without regard to cost, cost-plus contracts normally obligate us to use our best efforts to accomplish the scope of work within a specified time and a stated contract dollar limitation. In addition, U.S. government procurement regulations typically result in lower profits for cost type contracts because of our reduced risk. Under cost-plus-incentive-fee contracts, an additional incentive fee awarded may be based on cost or performance. When the incentive is based on cost, the contract specifies that we are reimbursed for allowable incurred costs plus a fee adjusted by a formula based on the ratio of total allowable costs to target cost. Target cost, target fee, minimum and maximum fee, and adjustment formulae are agreed upon when the contract is negotiated. In the case of performance-based incentives, we are reimbursed for allowable incurred costs plus an incentive, contingent upon meeting or surpassing stated performance targets. The contract provides for increases in the fee to the extent that such targets are surpassed and for decreases to the extent that such targets are not met. In some instances, cost-plus-incentive-fee contracts also may include a combination of both cost and performance incentives. Under cost-plus-fixed-fee contracts, we are reimbursed for costs and receive a fixed fee, which is negotiated and specified in the contract. Time-and-material type contracts provide for reimbursement of labor hours expended at a contractual fixed labor rate per hour, plus the actual costs of material and other direct non-labor costs. The fixed labor rates on time-and-material type contracts include amounts for the cost of direct labor, indirect contract costs and profit.
For the majority of our contracts, revenues are recognized using an over time, cost-to-cost accounting method, with revenue recognized based on the ratio of cumulative costs incurred to date to estimated total contract costs at completion. For contracts accounted for in this way, our reported revenues may contain amounts which we have not billed to customers if we have incurred costs, and recognized related profits, in excess of billed progress payments.
Under U.S. GAAP, contract costs, including allowable general and administrative expenses on certain government contracts, are charged to work-in-progress inventory and are written off to costs and expenses as revenues are recognized. The Federal Acquisition Regulations (“FAR”) and the defense supplement (“DFARS”), incorporated by reference in U.S. government contracts, provide that internal research and development costs are allowable general and administrative expenses. Unallowable costs, pursuant to the FAR, are excluded from costs accumulated on U.S. government contracts.
Our defense contracts and subcontracts that require the submission of cost or pricing data are subject to audit, various profit and cost controls, and standard provisions for termination at the convenience of the customer. The DCAA performs these audits on behalf of the U.S. government. The DCAA has the right to perform audits on our incurred costs on cost-type or price redeterminable-type contracts on a yearly basis. Approval of an incurred cost submission can take from one to three years from the date of the submission of the contract cost.
U.S. government contracts are, by their terms, subject to termination by the U.S. government for either convenience or default by the contractor. Fixed-price contracts provide for payment upon termination for items delivered to and accepted by the U.S. government and, if the termination is for convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit on the costs incurred. Cost-plus contracts provide that, upon termination, the contractor is entitled to reimbursement of its allowable costs and, if the termination is for convenience, a total fee proportionate to the percentage of the work completed under the contract. If a contract termination is for default, however, the contractor is paid an amount agreed upon for completed and partially completed products and services accepted by the U.S. government. In these circumstances, the U.S. government is not liable for excess costs incurred by us in procuring undelivered items from another source.
In addition to the right of the U.S. government to terminate U.S. government contracts, such contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a September 30 fiscal year basis, even though contract performance may take many years. Consequently, at the outset of a major program, the contract is typically only partially funded, and additional funds normally are committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years.
Product Warranties
Product warranty costs generally are accrued in proportion to product revenue realized in conjunction with our over-time revenue recognition policy. Product warranty expense is recognized based on the term of the product warranty, generally one to three years, and the related estimated costs, considering historical claims expense. Accrued warranty costs are reduced as these costs are incurred and as the warranty period expires, and otherwise may be modified as specific product performance issues are identified and resolved.
Joint Ventures, Strategic Investments and Mergers and Acquisitions
From time to time we enter into strategic joint ventures, investments and mergers and acquisitions.

In June 2017, we acquired Daylight Solutions for a purchase price of $150 million in cash. Daylight Solutions designs and manufactures infrared Quantum Cascade Laser solutions that supplement the infrared sensors already in DRS’s portfolio. Together these two capabilities address the growing force protection needs for aircraft and ground vehicles by allowing them to sense threats and then enact countermeasures for certain classes of enemy missiles, thus saving lives. The acquisition of Daylight also allowed DRS to address markets unrelated to force protection, again by combining the infrared lasers with infrared sensors. To address the growing demands to sense further, and to increase situational understanding, these two capabilities allow for longer-range threat detection.
We also hold an approximately 10% interest in Hoverfly Technologies, Inc. (“Hoverfly”), which designs, develops and manufactures power-tethered unmanned aerial systems and related products. Pursuant to the terms of our agreement with Hoverfly, we increased our investment in Hoverfly from 7% to 10% in Q2 2021 and may increase our investment beyond 10%, at our option. We have also entered into an exclusive manufacturing and teaming agreement with Hoverfly.
We previously held a 51% ownership interest in Advanced Acoustic Concepts (“AAC”), a joint venture with a subsidiary of Thales S.A., which provides sonar systems and components, acoustic training systems, and other underwater systems. In February 2022, DRS’s board of directors approved the strategic initiative to divest DRS’s interest in AAC. On April 19, 2022, DRS entered into a definitive sales agreement to divest its share of current equity investment in AAC to Thales Defense & Security, Inc., the minority partner in the joint venture for $56 million in cash. The sale closed on July 8, 2022.
On March 21, 2022, the Company entered into a definitive agreement to sell its Global Enterprise Solutions (GES) business to SES Government Solutions, Inc., a wholly owned subsidiary of SES S.A., for $450 million in cash. GES, which was part of the ASC segment for all periods reported, provides commercial satellite communications to the U.S. Government and delivers satellite communications and security solutions to customers worldwide. SES S.A. has guaranteed the payment of the purchase price and performance of all other obligations of SES Government Solutions, Inc. under the agreement. The transaction was completed on August 1, 2022.
On June 21, 2022, the Company entered into a definitive agreement with RADA Electronic Industries Ltd., a leading provider of advanced software-defined military tactical radars, to merge and become a combined public company. Upon closing of the transaction, which is expected in the fourth quarter of 2022, RADA will become a wholly-owned subsidiary of Leonardo DRS.
Seasonality
We do not consider any material portion of our business to be seasonal. However, our cash flows lack linearity with a majority of cash receipts generally occurring in the fourth quarter of our fiscal year. Various factors can affect the distribution of our revenues and cash flows between accounting periods, including the federal government’s budget cycle based on its October-to-September fiscal year, the timing of government awards, the availability of government funding, the timing of costs incurred (including when materials are received), product deliveries and customer acceptance.
Research and Development
We conduct research and development (“R&D”) activities using our own funds (referred to as company-funded R&D or independent research and development (“IR&D”)) and under contractual arrangements with our customers (referred to as customer-funded R&D) to enhance existing products and services and to develop future technologies. R&D costs include basic research, applied research, concept formulation studies, design, development, and related test activities. IR&D costs are allocated to customer contracts as part of the general and administrative overhead costs and generally recoverable on our customer contracts with the U.S. Government. Customer-funded R&D costs are charged directly to the related customer contract. Substantially all R&D costs are charged to cost of revenues as incurred. Company-funded R&D costs charged to cost of revenues totaled $48 million, $41 million and $31 million in 2021, 2020 and 2019, respectively.

Legislation and Regulation
As a U.S. government contractor, we (and our subcontractors and others with whom we do business) must comply with many significant procurement regulations and other specific legal requirements. These regulations and other requirements increase our performance and compliance costs and risks and regularly evolve. New laws, regulations or procurement requirements or changes to current ones (including, for example, regulations related to cybersecurity, privacy, recovery of employee compensation costs, counterfeit parts, anti-human trafficking, specialty metals and conflict minerals) can significantly increase our costs and risks and reduce our profitability. If we fail to comply with procurement regulations or other requirements we may be subject to civil and/or criminal penalties and/or administrative sanctions, which may include termination or modification of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government, any of which could have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors—Risks Relating to DRS’s Business—We are subject to a number of procurement, international trade, and other rules regulations and requirements related to our industry, our products, and the businesses we operate. If we fail to comply with such rules, regulations or other requirements we may be subject to civil and/or criminal penalties and/or administrative sanctions” in this proxy statement/prospectus.
We (again, including our subcontractors and others with whom we do business) also are subject to, and expected to perform in compliance with, a vast array of federal laws, regulations and requirements related to our industry, our products and the businesses we operate. These laws and regulations include, but are not limited to the Anti-Kickback Act, the Arms Export Control Act, including the ITAR, the Communications Act, the Defense Federal Acquisition Regulations, the Export Control Reform Act, including the EAR (which includes anti-boycott provisions), the False Claims Act, the Federal Acquisition Regulation, the FCPA, the Lobbying Disclosure Act, the Procurement Integrity Act, the Truthful Cost or Pricing Data Act, the Foreign Trade Regulations, the Foreign Investment Risk Review Modernization Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act, and Executive Orders and regulations, administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, as well as rules and regulations administered by the U.S. Customs and Border Protection and the Bureau of Alcohol, Tobacco, Firearms and Explosives. If we are found to have violated such requirements, we may be subject to reductions of the value of contracts; contract modifications or termination; the withholding of payments from our customer; the loss of export privileges; administrative or civil judgments and liabilities; criminal judgments or convictions, liabilities and consent or other voluntary decrees or agreements; other sanctions; the assessment of penalties, fines, or compensatory, treble or other damages or non-monetary relief or actions; or suspension or debarment.
Our operations include the use, generation and disposal of hazardous materials. We are subject to various U.S. federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. See “Risk Factors—Risks Relating to Our Business—We are subject to environmental laws and regulations, and our ongoing operations may expose us to environmental liabilities affecting our reputation, business, financial condition and results of operations” in this proxy statement/prospectus. Except as described in Note 15 “Commitments and Contingencies” to the Consolidated Financial Statements, we believe that we have been and are in material compliance with environmental laws and regulations and that we have no liabilities under environmental requirements that would be expected to have a material adverse effect on our business, results of operations, financial condition or liquidity. It is possible, however, that the ultimate resolution of the matters discussed under Note 15 “Commitments and Contingencies” to the Consolidated Financial Statements could result in a material adverse effect on our results of operations for a particular reporting period, any of which could have a material adverse effect on our business.
Backlog
Our total backlog consists of funded and unfunded amounts. Funded backlog represents the revenue value of orders for services under existing contracts for which funding is appropriated or otherwise authorized less revenue previously recognized on these contracts. Unfunded backlog represents the revenue value of firm orders for products and services under existing contracts for which funding has not yet been appropriated less funding previously recognized on these contracts.

	December 31,
(Dollars in millions)	2021	2020	2019
Backlog:
Funded(1)	$2,510	$2,847	$2,547
Unfunded(1)	351	444	297
Total backlog(1)	$2,861	$3,291	$2,844
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(1)See “Risk Factors—Risks Relating to DRS’s Business—We may not realize the full value of our total estimated contract value or bookings, including as a result of reduction of funding or cancellation of our U.S. government contracts, which could have a material adverse impact on our business, financial condition and results of operations” in this proxy statement/prospectus.
Human Capital Management
Our Company consists of approximately 6,045 people, all committed to upholding the core values of the company including integrity, quality, customer focus, diversity and inclusion and innovation. Our commitment to ethical business practices is outlined in our Code of Ethics & Business conduct (the “Code of Ethics”). The Code of Ethics applies to all employees and establishes our expectations for appropriate business conduct is a variety of scenarios. Once a year, all employees must confirm their commitment to our ethics program by providing confirmation they will adhere to the Code of Ethics.
Due to the highly specialized nature of our business, our workforce is highly innovative and we maintain a culture that fosters and rewards growth, problem-solving, technology development and process improvements. We have approximately 1,300 engineers who work on programs in sensing, electro-optical infrared systems, laser systems, network computing, communications systems, integration and power propulsion. Our employees maintain over 2,000 security clearances to allow engineers and management to carry on business activities for our customers’ classified programs. We recognize that our success as a company depends on our ability to attract, develop and retain a qualified workforce with an emphasis on a strong commitment to diversity and inclusion. As such, we promote the health, welfare and safety of our employees. Part of our responsibility includes treating all employees with dignity and respect and providing them with fair, market-based, competitive and equitable compensation. We recognize and reward the performance of our employees and provide a comprehensive suite of benefit options that enables our employees and their dependents to live healthy and productive lives.
Safety in our workplaces is paramount. Across our businesses, we take measures to prevent workplace hazards, encourage safe behaviors and enforce a culture of continuous improvement to ensure our processes help reduce incidents and illnesses and comply with governing health and safety laws. These efforts continue to be of the utmost importance as we address the ongoing challenges presented by the COVID-19 pandemic.
Our strong commitment to diversity, inclusion, succession planning and training has fostered a highly collaborative and motivated work force. Our commitment to diversity includes our Diversity Advisory Group geared at improving diversity and inclusiveness so that we look like the communities in which we operate. We have targeted increases in minority hiring and expanding women in the workforce.
Our values motivate us to promote strong workplace practices with opportunities for development and training. Our training and development efforts focus on ensuring that the workforce is appropriately trained on critical job skills as well as leadership behaviors that are consistent with our core values. We conduct rigorous succession planning exercises to ensure that key positions have the appropriate level of bench strength to provide for future key positions and leadership transitions. We listen to our workforce to assess areas of concern and levels of engagement.
Governance Structure
As a U.S. defense contractor with high level personal and facility security clearances, DRS, Leonardo US Holding and Leonardo S.p.A. have entered into an agreement with the DoD to mitigate against the potential for undue foreign ownership control and influence (“FOCI”) on the performance of classified programs by implementing various limitations on US Holding’s and Leonardo S.p.A.’s rights as the direct stockholder and ultimate foreign parent company of DRS, respectively. Specifically, US Holding has authorized certain cleared U.S.

persons to operate as its proxies and exercise the key prerogatives of stock ownership. The Commitment Letter requires that DRS have the financial and operational ability to operate as an independent entity under an independent board of directors, subject to certain limited, enumerated consent rights of the majority stockholder (including material mergers and acquisitions and incurrence of debt). For additional information, see “Certain Relationships and Related Transactions, Director Independence—Relationship with Leonardo S.p.A.—Commitment Letter” in this proxy statement/prospectus.
Our Ultimate Parent
Leonardo S.p.A., a global high-technology company, is among the top ten world players in Aerospace, Defense and Security and Italy’s main industrial company. Organized into five business divisions, Leonardo S.p.A. has a significant industrial presence in Italy, the United Kingdom, Poland and the USA, where it also operates through subsidiaries such as DRS (defense electronics), and joint ventures and partnerships such as: ATR, MBDA, Telespazio, Thales Alenia Space and other minor entities. Leonardo S.p.A. competes in the most important international markets by leveraging its areas of technological and product leadership (Helicopters, Aircraft, Aerostructures, Electronics, Cyber Security and Space). Listed on the Milan Stock Exchange (under the trading symbol “LDO”), in 2021 Leonardo S.p.A. recorded consolidated revenues of €14.1 billion and invested €1.8 billion in Research and Development. The group has been part of the Dow Jones Sustainability Index (“DJSI”) since 2010 and was named as sustainability global leader in the Aerospace & Defense sector of DJSI for the third year in a row in 2021.
Available Information
We file reports and other information with the Securities and Exchange Commission (“SEC”) pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information. Our website is https://www.leonardodrs.com.

Properties
We are headquartered in Arlington, Virginia. Our principal executive offices are leased under a lease agreement expiring in March 31, 2027 with an option to extend for five years thereafter. We also lease space in 17 other states and the District of Columbia in the United States and in one city in Canada and we own properties in three states in the United States and in one city in Canada. We believe that our facilities are adequate for our intended use and sufficient for our immediate needs, including to meet any security certification requirements or requirements for locating facilities in certain locations. It is not certain whether we will negotiate new leases as existing leases expire or whether we will be able to negotiate new leases without substantial cost or at all. Such determinations will be made as existing leases approach expiration and will be based on an assessment of our requirements at that time. Further, we believe that we can obtain additional space, if necessary, based on prior experience and current real estate market conditions. The table below provides additional information about our significant leased and owned facilities and properties.

Location	Activities	Operating Segment	Approximate Square Footage	Owned / Leased
4265 North 30th Street, Milwaukee, WI	Manufacturing, Engineering, Warehouse, Office	Integrated Mission Systems	610,800	Leased
1 McDaniel Street, West Plains, MO	Manufacturing, Engineering, Warehouse, Office	Integrated Mission Systems	447,067	Owned
Good Hope Rd., Menomonee Falls, WI	Manufacturing, Engineering, Warehouse	Integrated Mission Systems	372,856	Leased
100 North Babcock Street, Melbourne, FL	Manufacturing, Engineering, Warehouse, Office	Advanced Sensing and Computing	311,287	Leased
6060 Highway, High Ridge, MO	Manufacturing, Engineering, Office	Integrated Mission Systems	183,600	Owned
4545 N. Lindbergh Blvd, Bridgeton, MO	Manufacturing, Engineering, Warehouse, Office	Integrated Mission Systems	171,500	Leased
One Milestone Center Court, Germantown, MD	Engineering, Office	Advanced Sensing and Computing	133,140	Leased
7200 Redstone Gateway, Huntsville, AL	Manufacturing, Engineering, Office	Advanced Sensing and Computing	131,498	Leased
246 Airport Road, Johnstown, PA	Manufacturing, Engineering, Warehouse, Office	Advanced Sensing and Computing	129,716	Leased
500 Palladium Drive, Ottawa, ON, Canada	Manufacturing, Engineering, Warehouse, Office	Advanced Sensing and Computing	127,334	Leased
401 Flint Drive, Menomonee Falls, WI	Engineering, Office	Integrated Mission Systems	118,620	Leased

166 Boulder Drive, Building #2, Fitchburg, MA	Manufacturing, Warehouse	Integrated Mission Systems	114,454	Leased
6200 118th Avenue North, Largo, FL	Manufacturing, Engineering, Office	Advanced Sensing and Computing	113,329	Owned
10600 Valley View Street, Cypress, CA	Engineering, Office	Advanced Sensing and Computing	91,506	Leased
13532 N Central Expressway, Dallas, TX	Manufacturing, Engineering, Office	Advanced Sensing and Computing	89,982	Leased
645 Anchors Street, Ft. Walton Beach, FL	Manufacturing, Engineering, Office	Advanced Sensing and Computing	74,304	Owned
21 South Street, Danbury, CT	Manufacturing, Engineering, Warehouse, Office	Integrated Mission Systems	74,300	Owned
1200 Sherman Street, Dallas, TX	Engineering, Office	Advanced Sensing and Computing	73,646	Leased
16465 Via Esprillo, San Diego, CA	Manufacturing, Engineering, Office	Advanced Sensing and Computing	67,762	Leased
650 Lovejoy, Ft. Walton Beach, FL	Engineering, Office	Advanced Sensing and Computing	53,045	Owned
2345 Crystal Drive, Arlington, VA	Office	Corporate	49,048	Leased
13544 N Central Expressway, Dallas, TX	Manufacturing, Engineering, Office	Advanced Sensing and Computing	48,374	Leased
2601 Mission Point Blvd, Beavercreek, OH	Engineering, Office	Advanced Sensing and Computing	46,637	Leased
150 Bluewater Road, Bedford, NS, Canada	Manufacturing, Engineering, Office	Advanced Sensing and Computing	41,750	Owned
21345 Ridgetop Circle, Dulles, VA	Engineering, Office	Advanced Sensing and Computing	40,412	Leased
825 Greenbrier Circle, Chesapeake, VA	Manufacturing, Engineering, Office	Advanced Sensing and Computing	34,299	Leased
651 Anchors Street, Ft. Walton Beach, FL	Manufacturing, Engineering, Office	Advanced Sensing and Computing	32,107	Owned
1057 South Sherman, Richardson, TX	Engineering, Office	Advanced Sensing and Computing	26,696	Leased
590 Territorial Drive, Bolingbrook, IL	Manufacturing, Engineering, Office	Advanced Sensing and Computing	26,460	Leased
166 Boulder Drive, Fitchburg, MA	Engineering, Office	Integrated Mission Systems	22,000	Leased
640 Lovejoy West, Ft. Walton Beach, FL	Engineering, Office	Advanced Sensing and Computing	11,226	Owned

Legal Proceedings
From time to time, we are subject to certain legal proceedings and claims in the ordinary course of business. These matters are subject to many uncertainties and it is possible that some of these matters ultimately could be decided, resolved or settled in a manner adverse to us. Although the precise amount of liability that may result from these matters is not ascertainable, we believe that any amounts exceeding our recorded accruals should not materially adversely affect our financial condition or liquidity. It is possible, however, that the ultimate resolution of those matters could result in a material adverse effect on our results of operations and/or cash flows from operating activities for a particular reporting period. We establish reserves for specific legal matters when we determine that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable.
Some environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (also known as “CERCLA” or the “Superfund law”) and similar state statutes, can impose liability upon former owners or operators for the entire cost of investigating and remediating contaminated sites regardless of the lawfulness of the original activities that led to the contamination. In July 2000, an entity which later became a subsidiary of the Company received a Section 104(e) Request for Information (“RFI”) from the National Park Service (“NPS”), pursuant to CERCLA, regarding the presence of radioactive material at a site within a national park, which site was operated by an alleged predecessor to our subsidiary over 50 years ago. Following our subsidiary’s response to the RFI, the NPS directed it and another alleged former operator to perform an Engineering Evaluation and Cost Analysis (“EE/CA”) of a portion of the site. Our subsidiary made a good faith offer to conduct an alternative EE/CA work plan, but the NPS rejected this offer and opted to perform the EE/CA itself. The NPS previously posted its intention to open a formal public comment period regarding the EE/CA at the end of 2019. To our knowledge, the EE/CA has not been released and a public comment period has yet to be opened.
Following completion of the EE/CA, the NPS may seek reimbursement for its investigative and remedial efforts to date, or direct one or more of the potentially responsible parties to perform any remediation that may be required by CERCLA or may enter an alternative dispute resolution proceeding to attempt to resolve each party’s share. In addition, the NPS may seek to recover damages for loss of use of certain natural resources. We believe that we have legitimate defenses to our subsidiary’s potential liability and that there are other potentially responsible parties for the environmental conditions at the site, including the U.S. government as owner, operator and arranger at the site. The potential liability associated with this matter could change substantially due to such factors as additional information on the nature or extent of contamination, methods of remediation that might be recommended or required, changes in the apportionment of costs among the responsible parties, whether the NPS seeks to recover additional damages, whether the NPS’s plans to investigate additional areas to identify a need for further remedial action for which the Company may be identified as a potentially responsible party and other actions by governmental agencies or private parties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion together with our consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus.
This discussion and other parts of this proxy statement/prospectus include forward-looking statements such as those relating to our plans, objectives, expectations and beliefs, which involve risks, uncertainties and assumptions. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties discussed under “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus. Actual results may differ materially from those contained in any forward-looking statements.
Business Overview and Considerations
General
DRS is a leading provider of defense products and technologies that provide battlefield superiority today while shaping the battlefield of tomorrow for the U.S. military and our allies abroad. We offer a broad portfolio of products and services in our core technologies including advanced sensing, network computing, force protection, and electric power conversion and propulsion. Our leadership positions in these markets have created a foundational base of programs within the DoD that has yielded five straight years of organic revenue growth. We believe these technologies will not only support our Armed Services in today’s mission but will also underpin the DoD’s strategy to migrate towards more autonomous, dynamic, interconnected, and multi-domain capabilities needed to win in tomorrow’s battlefield We expect that the DoD’s focus on effectively countering growing peer threats from China and Russia while simultaneously pursuing a counter-terrorism strategy against asymmetrical organizations and actors will increase its reliance on the core technologies that DRS provides, reinforcing our position in our high growth markets.
Our overall strategy is to be a balanced and diversified company, less vulnerable to any one budgetary platform or service decision with a specific focus on establishing strong technical and market positions in areas of priority for the U.S. Department of Defense (“DoD”). The DoD is our largest customer. For the second quarter and first six months of 2022, the DoD accounted for approximately 78% and 82%, respectively, of our business as an end-user. The revenues for the three- and six-month periods ended June 30, 2022 are principally derived directly or indirectly from contracts with the U.S. Army, which represented 33% and 33%, respectively, and the U.S. Navy, which represented 29% and 32%, respectively, of our consolidated revenue, in each case consistent with historic trends.
Our operations and reporting are structured into the following two technology driven segments based on the capabilities and solutions offered to our customers:
Advanced Sensing and Computing (“ASC”): Our Advanced Sensing and Computing segment is organized to provide equipment that enables the capture and communication of value battlefield information necessary to ensure our armed forces are equipped with real-time intelligence required to deliver enhanced decision making and execution in theater. From leading long-range sensing capabilities, expanding our reach, to rugged, trusted, and cyber resilient computing, our ASC products provide our customers with the ability to be successful in their mission.
Our ASC segment provides ground vehicle systems including third generation infrared, long-range threat detection, situational awareness, targeting and vehicle protection. Additionally, we offer a full complement of soldier systems, including next generation sensors, targeting systems and optics to improve infantry combat effectiveness. Our sensing technologies also support aircraft survivability through advanced two-color infrared sensors and our quantum cascade lasers which detect and protect aircraft from missile attacks.
In addition to our optical sensing systems, we utilize state of the art technology in EW and cyber systems to provide our customers integrated capabilities for multi-domain operations to supplement kinetic warfare. Our mounted and dismounted EW systems and intelligence solutions across a broad range of platforms bring world-class capability to our customers.

Our sensing capabilities are complemented by our network computing and communications products. We are the leading global supplier of battle management systems and mounted computing hardware for ground forces worldwide. For the U.S. and allied naval customers, we provide naval computing systems and networks, shipboard communications, radar, surface ship and submarine combat and command and control systems.
Integrated Mission Systems (“IMS”): Our Integrated Mission Systems segment consists of both land and naval system integration capabilities. The IMS segment provides critical force protection, vehicle integration, transportation and logistics and electrical control, distribution and conversion, and ship propulsion systems to the U.S. military and allied forces.
Our force protection systems provide protection for our service members and military assets from evolving threats and include advanced solutions for counter-unmanned aerial systems, short-range air defense systems and active protection systems on ground vehicles. We have military transportation and logistics offerings and ground vehicle integration capabilities to support U.S. forces in a wide range of operational environments.
Additionally, we provide power conversion and propulsion systems for the U.S. Navy’s top priority shipbuilding programs, building on our legacy of providing power components and systems for nearly all naval combat vessels for three decades, positioning us to continue as a leading provider of electrical ship propulsion systems and components for the U.S. Navy.
Focus on Customer and Execution
DRS and its employees focus on our end-customers – the men and women of the armed forces in the U.S. and its allies. We seek to provide high-quality equipment and services to support their mission success. We strive for excellence in everything we do, in every job in our Company, in order to satisfy our customers’ needs embedded in our contractual commitments. We seek to ensure that we learn from every lesson experienced in our Company and insist that these lessons affect all elements of our businesses. This approach permeates through the Company with a focus on continuous improvement at every level.
Part of this learning has resulted in institutionalizing our continuous improvement process through our Operational Excellence initiative called “Always Performing For Excellence,” or “APEX,” program. The APEX program’s goal is to strive for continuous improvement through unification of our business practices, tools and metrics, ongoing employee training and innovation. We believe that excellence is not a destination, but by constantly challenging ourselves to be better, we will improve, and ultimately approach excellence. We challenge ourselves to exceed our customers’ expectations and we partner with them to work to ensure that our execution meets their needs.
Continuous improvement, through the APEX program also allows us to improve our efficiency, which contributes to increased margins, helps us to remain competitive and allows us to make strategic investments, all while maintaining our focus on customer satisfaction. In these elements, our goals are aligned with those of our customers. We are humbled by the dedication and sacrifice that our ultimate customers have made to serve and we work to perform for them with excellence in everything we do.
Impacts of COVID-19 On Our Business
The coronavirus (“COVID-19”) pandemic has caused significant disruptions to national and global economies and government activities since March 2020. We continue to closely monitor COVID-related impacts on all aspects of our business and geographies, including on our workforce, supply chain and customers.
The United States has taken several steps to respond to the pandemic. On September 9, 2021, President Biden announced a COVID-19 action plan, including an executive order, the Safer Workforce Task Force guidance issued on September 24, 2021 and the DoD’s Force Health Protection guidance. This executive order and guidance (as amended) contained a clause that required covered federal contractors and subcontractors to implement federally required vaccine mandates. This clause was implemented into several of our applicable federal contracts. In light of certain of certain court orders, however, the Office of Management and Budget has stated that the U.S Government will not take action to enforce this clause until further notice. If ultimately upheld, this federal contract requirement may impact several of our contracts. We are continuing to evaluate these evolving requirements, especially as our customers determine when and how to implement the potential contractual requirements. We cannot at this stage predict the various impacts they may have on our workforce, our suppliers, or our company. These evolving government requirements, along with broader impacts of the continuing pandemic, could impact our workforce and performance, as well as those of our suppliers
We continue to follow the practice started in the first quarter of 2022 that any remaining additional costs to operate our business in response to the COVID-19 environment should be reported as part of our normal business operations and not separately identified as an adjustment to EBITDA. In addition to the challenges that COVID-19 is presenting to the industry and our Company, significant adverse supply chain disruptions continue throughout the industry and for the Company, including delays in the receipt and delivery of materials,
Business Environment
Revenues derived directly, as a prime contractor, or indirectly, as a subcontractor, from contracts with the U.S. government represented 78% and 82% of our consolidated revenue for the second quarter and first six months of 2022, respectively, and 85% and 86% of our consolidated revenue for the second quarter and first six months of 2021. Of these sales directly to the U.S. government, the Army and Navy are our largest customers. For the three- and six-month periods ended June 30, 2022, U.S. government sales with the U.S. Army represented 33% and 33% and U.S. government sales with the U.S. Navy represented 29% and 32%, respectively, of our consolidated revenue. For the three- and six-month periods ended June 30, 2021, U.S. government sales with the U.S. Army represented 31% and 38% and U.S. government sales with the U.S. Navy represented 32% and 31%, respectively, of our consolidated revenue.
The Second Quarter was highlighted by congressional defense committee work on Fiscal Year 2023 (“FY 23”) authorization and appropriations legislation following the President’s FY23 budget release in the first quarter of the calendar year. The first committee to act was the Senate Armed Services Committee making up their version in closed session of the FY23 National Defense Authorization Act. Next, the House Defense Appropriations Committee completed work on their version of FY23 appropriations legislation. Finally, the House Armed Services Committee considered their authorization legislation passing it in full committee. This bill likely be brought to the full House in the third quarter.
In February 2022, Russian forces invaded Ukraine. In response, the United States and several other countries imposed economic and trade sanctions, export controls and other restrictions targeting Russia and Belarus. The conflict and these sanctions have caused disruptions to global economies and some global businesses, including heightened cybersecurity risks, supply chain challenges, increased energy costs, foreign currency exchange rate fluctuations, as well as an exacerbation of existing inflationary pressures. In addition, the Russia-Ukraine conflict has created some potential supply chain challenges for our Company and our suppliers, which we will continue to monitor and manage.
The Russia-Ukraine conflict may also impact the FY23 U.S. government defense budget due to the heightened national security threat. Internationally, many countries in the region have expressed a renewed commitment to defense-related spending. As a result, we may see additional demand for our products and services.
Key Financial and Operating Measures
Overview
We measure our business using both key financial and operating data including key performance indicators (“KPIs”) and non-GAAP financial measures and use the following metrics to manage our business, monitor results of operations and ensure proper allocation of capital: (i) Revenue, (ii) Bookings, (iii) Backlog, (iv) Adjusted EBITDA, (v) Adjusted EBITDA Margin, (vi) Adjusted Earnings Per Share (“EPS”) and (vii) Free Cash Flow. We believe that these financial performance metrics represent the primary drivers of value enhancement, balancing both short and long-term indicators of increased shareholder value. These are the metrics we use to measure our results and evaluate our business and related contract performance. See “—Results from Operations” for further detail.
Financial and Operating Data

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions, except per share amounts)	2022	2021	2022	2021
Total revenues	$627	$658	$1,239	$1,339
Bookings	683	720	1,430	1,435
Backlog	3,051	3,387	3,051	3,387
Adjusted EBITDA(1)	67	69	140	140
Adjusted EBITDA Margin(1)	10.8%	10.5%	11.3%	10.4%
Adjusted EPS(1)(2)	$0.23	$0.23	$0.49	$0.48
Free Cash Flow(1)	$4	$48	$(264)	$(214)
________________
(1)Note on non-GAAP financial measures: Throughout the discussion of our results of operations we use non-GAAP financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS and Free Cash Flow, as measures of our overall performance. Definitions and reconciliations of these measures to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP are included below.
(2)Gives effect to a 1,450,000-for-1 forward stock split on our common stock effected on February 25, 2021.
Bookings - We define bookings as the total value of contract awards received from the U.S. government for which it has appropriated funds and legally obligated such funds to the Company through a contract or purchase order, plus the value of contract awards and orders received from customers other than the U.S. government.
Backlog - We define Backlog to include the following components:
(1)Funded - Funded backlog represents the revenue value of orders for services under existing contracts for which funding is appropriated or otherwise authorized less revenue previously recognized on these contracts.
(2)Unfunded - Unfunded backlog represents the revenue value of firm orders for products and services under existing contracts for which funding has not yet been appropriated less funding previously recognized on these contracts.
The unfunded and funded backlog combine to equal the total backlog as depicted in the table below at the respective date presented:

Backlog:	June 30, 2022
(Dollars in millions)
Total Backlog	$3,051
Non-GAAP Financial Measures
We believe the non-GAAP financial measures presented in this Quarterly Report will help investors understand our financial condition and operating results and assess our future prospects. We believe these non-GAAP financial measures, each of which is discussed in greater detail below, are important supplemental measures because they exclude unusual or non-recurring items as well as non-cash items that are unrelated to or may not be indicative of our ongoing operating results. Further, when read in conjunction with our U.S. GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as a tool to help make financial, operational and planning decisions. Finally, these measures are often used by analysts and other interested parties to evaluate companies in our industry by providing more comparable measures that are less affected by factors such as capital structure.

We recognize that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes, thereby affecting their comparability from company to company. In order to compensate for these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with U.S. GAAP. Readers should review the reconciliations below and should not rely on any single financial measure to evaluate our business.
We define these non-GAAP financial measures as:
Adjusted EBITDA and Adjusted EBITDA Margin - We define Adjusted EBITDA as our net earnings before income taxes, amortization of acquired intangible assets, depreciation, restructuring costs, interest, transaction costs related to an anticipated offering of securities, acquisition and divestiture related expenses, foreign exchange, COVID-19 response costs, non-service pension expenditures and other one-time non-operational events. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by revenue. Adjusted EBITDA and Adjusted EBITDA Margin are not measures calculated in accordance with U.S. GAAP, and they should not be considered an alternative to any financial measures that were calculated under U.S. GAAP. Adjusted EBITDA and Adjusted EBITDA Margin are used to facilitate a comparison of the ordinary, ongoing and customary course of our operations on a consistent basis from period to period and provide an additional understanding of factors and trends affecting our business. Adjusted EBITDA and Adjusted EBITDA Margin are driven by changes in volume, performance, contract mix and general and administrative expenses and investment levels. Performance, as used in this definition, refers to changes in profitability and is primarily based on adjustments to estimates at completion on individual contracts. These adjustments result from increases or decreases to the estimated value of the contract, the estimated costs to complete the contract, or both. These measures therefore assist management and our board and may be useful to investors in comparing our operating performance consistently over time as they remove the impact of our capital structure, asset base and items outside the control of the management team and expenses that do not relate to our core operations. Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly titled non-GAAP measures used by other companies as other companies may have calculated the measures differently. The reconciliation of Adjusted EBITDA to net earnings (loss) is provided below:
Consolidated Entity Adjusted EBITDA Reconciliation:

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions)	2022	2021	2022	2021
Net earnings (loss)	$25	$32	$61	$61
Income tax provision (benefit)	$7	$11	$19	$23
Amortization of intangibles	$2	$2	$4	$4
Depreciation	14	12	27	24
Restructuring costs	—	—	—	—
Interest expense	10	9	18	18
Deal related transaction costs	8	—	10	4
Foreign exchange	—	1	—	1
COVID-19 response costs	—	2	—	5
Non-service pension expense	1	—	1	—
Other one-time non-operational events	—	—	—	—
Adjusted EBITDA	$67	$69	$140	$140
Adjusted EPS – We calculate Adjusted EPS by excluding transaction costs related to an anticipated offering of securities, acquisition and divestiture related expenses and COVID-19 response costs from our net earnings (loss) to arrive at Adjusted EPS. We believe that Adjusted EPS allows investors to effectively compare our core performance from period to period by excluding items that are not indicative of, or are unrelated to, results from our ongoing business operations such as our capital structure, significant non-cash expenses, the impacts of financing decisions on earnings, and items incurred outside the ordinary, ongoing and customary course of our business. Adjusted EPS has limitations as an analytical tool and does not represent, and should not be considered an alternative to basic or diluted EPS as determined in accordance with U.S. GAAP. The reconciliation of Adjusted EPS to U.S. GAAP EPS is shown below:
Consolidated Entity Reconciliation of Adjusted EPS:

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions, except per share amounts)	2022	2021	2022	2021
Net earnings (loss)	$25	$32	$61	$61
Deal related transaction costs	$8	$—	$10	$4
COVID-19 response costs	$—	$2	$—	$5
Adjusted net earnings (loss)	$33	$34	$71	$70
Adjusted EPS (1)	$0.23	$0.23	$0.49	$0.48
________________
(1)Gives effect to a 1,450,000-for-1 forward stock split on our common stock effected on February 25, 2021.
Free Cash Flow – We define free cash flow as the sum of the cash flows provided by operating activities and the cash flows provided by (used in) investment activities pertaining to capital expenditures and proceeds generated from the sale of capital assets.
We believe that free cash flow provides management and investors with an important measure of our ability to generate cash on a normalized basis. Free cash flow also provides insight into our flexibility to allocate capital and pursue opportunities that may enhance shareholder value. We believe that while expenditures and dispositions of property, plant and equipment will fluctuate period to period, we seek to ensure that we have adequate capital on hand to maintain ongoing operations and enable growth of the business. Additionally, free cash flow is of limited usefulness, in that it does not represent residual cash flows available for discretionary expenditures, due to the fact the measures do not deduct the payments required for debt service and other contractual obligations or payments. The reconciliation between free cash flow and net cash provided by operating activities (the most comparable U.S. GAAP measure) is shown below:
Consolidated Entity Reconciliation of Free Cash Flow:

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions)	2022	2021	2022	2021
Net Cash provided by (used in)	$13	$64	$(242)	$(185)
Capital expenditures	(9)	(16)	(22)	(29)
Proceeds from sales of assets	—	—	—	—
Free cash flow	$4	$48	$(264)	$(214)
Factors Impacting Our Performance
U.S. Government Spending and Federal Budget Uncertainty
Changes in the volume and relative mix of U.S. government spending as well as areas of spending growth could impact our business and results of operations. In particular, our results can be affected by shifts in strategies and priorities on homeland security, intelligence, defense-related programs, infrastructure and urbanization and continued increased spending on technology and innovation, including cybersecurity, artificial intelligence, connected communities and physical infrastructure. Cost-cutting and efficiency initiatives, current and future budget restrictions, spending cuts and other efforts to reduce government spending and shifts in overall priorities (for example, in response to the COVID-19 pandemic) could cause our government customers to reduce or delay funding or invest appropriated funds on a less consistent basis or not at all, and demand for our solutions or services could diminish. Furthermore, any disruption in the functioning of government agencies, including as a result of government closures and shutdowns, could have a negative impact on our operations and cause us to lose revenue or incur additional costs due to, among other things, our inability to maintain access and schedules for government testing or deploy our staff to customer locations or facilities as a result of such disruptions.
There is also uncertainty around the timing, extent, nature and effect of Congressional and other U.S. government actions to address budgetary constraints, caps on the discretionary budget for defense and non-defense departments and agencies, and the ability of Congress to determine how to allocate the available budget authority and pass appropriations bills to fund both U.S. government departments and agencies that are, and those that are not, subject to the caps. Additionally, budget deficits and the growing U.S. national debt, including as a result of legislative actions in response to the COVID-19 pandemic, may increase pressure on the U.S. government to reduce federal spending across all federal agencies, with uncertainty about the size and timing of those reductions. Furthermore, delays in the completion of future U.S. government budgets could in the future delay procurement of the federal government services we provide. A reduction in the amount of, or reductions, delays, or cancellations of funding for, services that we are contracted to provide to the U.S. government as a result of any of these impacts or related initiatives, legislation or otherwise could have a material adverse effect on our business and results of operations.
Operational Performance on Contracts
Revenue, earnings (margin) and the timing of our cash flows depend on our ability to perform on our contracts. When agreeing to contractual terms, our management team makes assumptions and projections about future conditions and events. The accounting for our contracts and programs requires assumptions and estimates about these conditions and events. These projections and estimates assess:
•the productivity and availability of labor;
•the allocation of indirect costs to labor and material costs incurred;
•the complexity of the work to be performed;
•the cost and availability of materials and components; and
•schedule requirements.
If there is a significant change in one or more of these circumstances, estimates or assumptions, or if the risks under our contracts are not managed adequately, the profitability of contracts could be adversely affected. This could affect earnings and margin materially.
In particular, profitability can fluctuate predicated on the type of contract awarded. Typically fixed-price development programs on complex systems represent a higher risk profile to complete on-budget. To the extent our fixed-price development efforts create a larger portion of our revenue output, this may result in reduced operating margins given the higher risk profile. The following represents the impact that changing certain of our estimates, which are primarily attributed to changes in our firm-fixed-price type programs. They consist of changes in the designs required to achieve contractual specifications for fixed priced development programs and inflationary impacts on certain naval production programs that resulted in a change in the programs’ estimate and related profitability. The reduction to revenue for the three- and six-month periods ended June 30, 2022 and June 30, 2021 was attributed primarily to certain cost impacts on surface ship programs within our IMS segment and inflationary pressures on naval programs within our ASC segment.
Impact of Change in Estimates on our Revenue Results

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions)	2022	2021	2022	2021
Revenue	$(10)	$(8)	$(11)	$(9)
Total % of Revenue	1.6%	1.3%	0.9%	0.7%

Additionally, the timing of our cash flows is impacted by the timing of achievement of billable milestones on contracts. Historically, this has resulted and could continue to result in fluctuations in working capital levels and quarterly free cash flow results. As a result of such quarterly fluctuations in free cash flow results, we believe that quarter-to-quarter comparisons of our results of operations may not necessarily be meaningful and should not be relied upon as indicators of future performance.
Regulations
Increased audit, review, investigation and general scrutiny by U.S. government agencies of performance under government contracts and compliance with the terms of those contracts and applicable laws could affect our operating results. Negative publicity and increased scrutiny of government contractors in general, including us, relating to government expenditures for contractor services and incidents involving the mishandling of sensitive or classified information as well as the increasingly complex requirements of the DoD and the United States intelligence community, including those related to cybersecurity, could impact our ability to perform in the markets we serve.
International & Commercial Sales
International revenue, including foreign military sales, foreign military financing, and direct commercial sales, accounted for approximately 22% and 18% of our revenue for the three- and six-months ended June 30, 2022, respectively, and 15% and 14% of our revenue for the three- and six-months ended June 30, 2021. The increase is due in part to increased purchases resulting from new and expanded military aid programs in support of Ukraine in its conflict with Russia. Since our focus is primarily with the DoD and our investments are focused as such, we anticipate that international sales will continue to account for a similar percentage of revenue in the future. We remain subject to the spending levels, pace and priorities of the U.S. government as well as international governments and commercial customers, and to general economic conditions that could adversely affect us, our customers and our suppliers.
Additionally, some international sales may expose us to foreign exchange fluctuations and changing dynamics of foreign competitiveness based on variations in the value of the U.S. dollar relative to other currencies. The impact of those fluctuations is reflected throughout our Consolidated Financial Statements, but in the aggregate, did not have a material impact on our results of operations for three- and six-month periods ended June 30, 2022.
Acquisitions, Divestitures and Held for Sale
We consider the acquisition of businesses and investments that we believe will expand or complement our current portfolio and allow access to new customers or technologies. We also may explore the divestiture of businesses that no longer meet our needs or strategy or that could perform better outside of our organization. On March 22, 2022 we announced the signing of a definitive sale agreement for 100% of the stock of our Global Enterprise Solutions (“GES”) operating unit, which was completed on August 1, 2022 and on April 19, 2022 we signed a definitive sale agreement for our 51% ownership stake in our Advanced Acoustics Concepts Joint Venture with Thales (“AAC”), which was completed on July 8, 2022. The assets and liabilities of GES and our investment in AAC were both been classified as held for sale on the Consolidated Balance Sheets as of June 30, 2022.
Components of Operations
Revenue
Revenue consists primarily of product related revenue, generating 88% of our total revenues for the second quarter and first six months of 2022. Our remaining revenue is generated from service related contracts. Additionally, 87% of our revenue is derived from firm-fixed priced contracts for three- and six-month periods ended June 30, 2022. This is consistent for both contract types when compared to product sales and firm-fixed priced sales of 86% and 87%, respectively, for the three- and six- month periods ended June 30, 2021.
Under flexibly priced contracts, we are reimbursed for allowable or otherwise defined total costs (defined as cost of revenues plus allowable general and administrative expenses) incurred, plus a fee. The contracts may also include incentives for various performance criteria, including quality, timeliness, cost-effectiveness or other factors. For the second quarter and first six months of 2022 flexible priced contracts represented 13% respectively, of our total revenues. This is consistent for flexible priced contracts sales of 14% and 13%, respectively, for the three- and six- month periods ended June 30, 2021.
Please refer to Note 1. Summary of Significant Accounting Policies and Note 2. Revenue from Contracts with Customers in the Notes to our Consolidated Financial Statements.
Cost of Revenues
Cost of revenues includes materials, labor and overhead costs incurred in the manufacturing, design, and provision of products and services sold in the period as well as warranty costs. Material costs include raw materials, purchased components and sub-assemblies and outside processing and inbound freight. Labor and overhead costs consist of direct and indirect manufacturing costs, including wages and fringe benefits, operating supplies, depreciation and amortization, occupancy costs, and purchasing, receiving, inspection costs and inbound freight costs.
General and Administrative Expenses
General and administrative expenses include general and administrative expenses not included within cost of revenues such as salaries, wages and fringe benefits, facility costs and other costs related to these indirect functions. Additionally, general and administrative expenses include internal research and development costs as well as expenditures related to bid and proposal efforts. We expect general and administrative expenses will be impacted by the costs associated with being a publicly-traded company.
Results from Operations
The following discussion of operating results is intended to help the reader understand the results of operations and financial condition of the Company, as well as individual segments, for the second quarter and first six months of 2022, as compared to the second quarter and first six months of 2021. Given the nature of our business, we believe revenue and earnings from operations are most relevant to an understanding of our performance at a business and segment level. Our operating cycle is lengthy and involves various types of production contracts and varying delivery schedules. Accordingly, operating results in a particular year may not be indicative of future operating results.

			June 30, 2022 vs. June 30, 2021 Variance
(Dollars in millions, except per share amounts)	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Total revenues	$627	$658	$(31)	(4.7)%
Total cost of revenues	(500)	(531)	$31	(5.8)%
Gross profit	$127	$127	$—	—%
Gross margin	20.3%	19.3%	1.0%	4.9%
General and administrative expenses	(84)	(73)	$(11)	15.1%
Amortization of intangibles	(2)	(2)	$—	—%
Other operating expenses, net	1	(1)	$2	(200.0)%
Operating earnings	$42	$51	$(9)	(17.6)%
Interest expense	$(10)	$(9)	$(1)	9.3%
Other, net	$—	$1	$(1)	(100.0)%
Earnings before taxes	$32	$43	$(11)	(25.2)%
Income tax provision	$7	$11	$(4)	(36.4)%
Net earnings	$25	$32	$(7)	(21.4)%
Shares outstanding(1)	145	145	$—	—%
Basic EPS(1)	$0.17	$0.22	$(0.05)	21.4%
Diluted EPS(1)	$0.17	$0.22	$(0.05)	21.4%
Adjusted EPS(1,2)	$0.23	$0.23	$(0.01)	3.4%
Adjusted EBITDA(2)	$67	$69	$(2)	(2.0)%
Adjusted EBITDA Margin(2)	10.8%	10.5%	0.3%	2.9%
Backlog(2)	$3,051	$3,387	$(336)	(9.9)%
Bookings(2)	$683	$720	$(37)	(5.1)%
Free cash flow(2)	$4	$48	$(44)	(91.3)%
______________
NM- percentage change not meaningful
(1)Gives effect to a 1,450,000-for-1 forward stock split on our common stock effected on February 25, 2021.
(2)See “—Non-GAAP Financial Measures” above for definitions of these measures. Adjusted EPS, Adjusted EBITDA, Adjusted EBITDA Margin and free cash flow are non-GAAP measures. See “—Key Financial and Operating Measures—Non-GAAP Financial Measures” above for reconciliations of these measures to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

			June 30, 2022 vs. June 30, 2021 Variance
(Dollars in millions, except per share amounts)	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Total revenues	$1,239	$1,339	$(100)	(7.5)%
Total cost of revenues	(978)	(1,076)	$98	(9.1)%
Gross profit	$261	$263	$(2)	(0.8)%
Gross margin	21.1%	19.6%	1.4%	7.2%
General and administrative expenses	(160)	(152)	$(8)	5.3%
Amortization of intangibles	(4)	(4)	$—	—%
Other operating expenses, net	1	(5)	$6	(120.0)%
Operating earnings	$98	$102	$(4)	(3.9)%
Interest expense	$(18)	$(18)	$—	(0.9)%
Other, net	$—	$—	$—	—%
Earnings before taxes	$80	$84	$(4)	(4.6)%
Income tax provision	$19	$23	$(4)	(17.4)%
Net earnings	$61	$61	$—	0.3%
Shares outstanding(1)	145	145	$—	—%
Basic EPS(1)	$0.42	$0.42	$—	0.3%
Diluted EPS(1)	$0.42	$0.42	$—	0.3%
Adjusted EPS(1,2)	$0.49	$0.48	$0.01	1.2%
Adjusted EBITDA(2)	$140	$140	$—	0.4%
Adjusted EBITDA Margin(2)	11.3%	10.4%	0.9%	8.6%
Backlog(2)	$3,051	$3,387	$(336)	(9.9)%
Bookings(2)	$1,430	$1,435	$(5)	(0.3)%
Free cash flow(2)	$(264)	$(214)	$(50)	(23.3)%
______________
NM- percentage change not meaningful
(1)Gives effect to a 1,450,000-for-1 forward stock split on our common stock effected on February 25, 2021.
(2)See “—Non-GAAP Financial Measures” above for definitions of these measures. Adjusted EPS, Adjusted EBITDA, Adjusted EBITDA Margin and free cash flow are non-GAAP measures. See “—Key Financial and Operating Measures—Non-GAAP Financial Measures” above for reconciliations of these measures to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
Our operating results for the six months ended June 30, 2022 showed mixed results when compared to the six months ended June 30, 2021. Despite a revenue decrease, we reported net earnings and Adjusted EBITDA consistent to the prior year, driving continued margin expansion offsetting inflationary impacts to our profitability. Our cash usage increased for the six months ended June 30, 2022 when compared to the six months ended June 30, 2021 across both of our operating segments as we continue to procure materials in advance of need to reduce the effect of extending lead times. We reported bookings in line with the prior year and achieved a number of important program wins and performance milestones.
Revenue of $1,239 million represented a decrease of $100 million or 7.5% while operating earnings decreased $4 million or 4% and net earnings remaining unchanged at $61 million for the six months ended June 30, 2022 when compared to the six months ended June 30, 2021. Adjusted EBITDA remained consistent with the prior year, increasing slightly to $140.4 million an increase of 0.4% while Adjusted EBITDA margins also increased by 89 bps to 11.3% for the six months ended June 30, 2022 when compared to the six months ended June 30, 2021.

Revenue
Our revenue of $1,239 million decreased $31 million or 4.7% from the three months ended June 30, 2021 and $100 million or 7% over six months ended June 30, 2021. The revenue decrease for the six months ended June 30, 2022 is attributed to a decline in our ASC segment, partially offset by an increase in our IMS segment. Our ASC segment decreased revenues by $131 million or 13% driven by availability of electronic components and customer installation staffing levels impacting certain order quantities on our computing programs. Our IMS segment revenues increased by $30 million or 8% as compared to the prior year period primarily due to the increased deliveries in the Force Protection market, highlighted by our counter unmanned aerial threat production program with the US Army.
Cost of Revenues
Cost of revenue for the three months ended June 30, 2022 decreased $31 million or 6% from $531 million to $500 million when compared to the three months ended June 30, 2021.Cost of revenue for the six months ended June 30, 2022 decreased by $98 million or 9% from 1,076 million to 978 million primarily due to decreased revenue as described above. Additionally, the cost of revenue improvement was also impacted by improved contract performance, decreasing the cost of revenues as a percentage of revenue highlighted by continued cost savings generated from our operational excellence program, APEX, and the continued transition of development programs into production. The program transition and improved profitability is highlighted by our submarine electric propulsion programs within our IMS sector.
Gross Profit
Gross profit held at $127 million for the second quarter and was down $2 million, or 1% to $261 million for the six months ended June 30, 2022 as compared to $127 million and $263 million for the three- and six- month periods ended June 30, 2021 respectively. This was primarily due to decreased revenue, largely offset by the improved program performance as noted above.
General and Administrative Expenses
General and administrative expenses for the three months ended June 30, 2022 increased by $11 million or 13% from the three months ended June 30, 2021 and increased by $8 million or 5% for the six-months ended June 30, 2022 as compared to the six-months ended June 30, 2021. As a percentage of revenue, general and administrative expenses increased to 13% for the six months ended June 30, 2022 from 11% for the six months ended June 30, 2021. The primary driver for the increase in general and administrative expenses is deal related transaction costs which increased $8 million and $6 million when compared to the three months and six months ended June 30, 2021, respectively.
Other Operating Expenses, Net
Other operating expenses increased by $2 million to $1 million in the three months ended June 30, 2022 when compared to $(1) million for the three months ended June 30, 2021. For the six months ended June 30, 2022 other operating expenses increased by $6 million from $(5) million for six months ended June 30, 2021 to $1 million for six months ended June 30, 2022. The increase for both the quarter and six months is primarily due to employee safety costs related to COVID-19 investments $2 million and $5 million, respectively, incurred in the prior year. In the current year, we no longer classify COVID-19 expenditures separately and expenses incurred are reflected in Cost of Revenues or General and Administrative Expenses.
Amortization of Intangibles
Amortization of intangibles of $2 million and $4 million for three and six months ended June 30, 2022 were consistent with three and six months ended June 30, 2021.

Operating Earnings
Operating earnings decreased by $9 million and $4 million to $42 million and $98 million for three- and six- month periods ended June 30, 2022 from $51 and $102 million for the three- and six- month periods ended June 30, 2021. The decrease was driven by increased general and administrative expenditures resulting from transaction related expenditures, as previously mentioned above.
Interest Expense
Interest expense increased in the three months ended June 30, 2022 by $1 million or 9% when compared to the three months ended June 30, 2021, There was no change in interest expense for the six months ended June 30, 2022 from the prior year of $18 million of interest expenditures realized for the six months ended June 30, 2021.
Other, Net
Other, net decreased for the three months ended June 30, 2022 to $0 million from $1 million for the three months ended June 30, 2021, with $0 for the six months ended June 30, 2022 and June 30, 2021. This was primarily due a reduction in foreign exchange related charges realized during the period.
Earnings Before Taxes
Earnings before taxes decreased by $11 million and $4 million to $32 million and $80 million for the three- and six- month periods ended June 30, 2022, respectively, from $43 million and $84 million for the three- and six- month periods ended June 30, 2021. The reduced profitability resulted in a 5% decrease in earnings before taxes for the six months ended June 30, 2021 as compared to the prior year period. The decrease was primarily due to an increase in general and administrative expenses as discussed above.
Income Tax Provision
Income tax provision decreased by $4 million and $4 million to $7 million and $19 million for the three- and six- month periods ended June 30, 2022, respectively, from $11 million and $23 million for the three- and six- month periods ended June 30, 2021. This was primarily attributable to a decrease in earnings before taxes of $11 million and $4 million for the second quarter and six months ended June 30, 2022, respectively, and unfavorable discrete tax expense recorded during the six months ended March 31, 2021. The discrete items were due to certain state law tax changes and an increase in estimated nondeductible expenses.
Net Earnings
Net earnings decreased by $7 million to $25 million for the three months ended June 30, 2022 and stayed constant at $61 million for the six months ended June 30, 2022, respectively, when compared to the three-and six- months ended June 30, 2021. The decrease for the three months ended June 30, 2022 was driven by decreased earnings before taxes of $4 million offset by decreased income tax provision of $4 million, as described above.
Adjusted EBITDA
Adjusted EBITDA decreased by $2 million or 2% to $67 million for the three months ended June 30, 2022 and stayed constant at $140 million for the six months ended June 30, 2022 when compared to $69 million and $140 million for the three- and six- month periods ended June 30, 2021, respectively. The slight decrease is driven by lower gross profit as noted above driven by lower revenue volumes, offset by improved profitability.
Adjusted EBITDA Margin
Adjusted EBITDA Margin increased from 10.5% for the three months ended June 30, 2021 to 10.8% for the three months ended June 30, 2022 and from 10.4% for the six months ended June 30, 2021 to 11.3% for the six months ended June 30, 2022. This was primarily due to improved program performance driven by the transition of certain development programs into production driving margin expansion most notably on our submarine electric propulsion programs within our IMS sector.

Adjusted EPS
For the three- and six- month periods ended June 30, 2022 there were no changes in the number of basic and diluted shares. No equity awards were issued during the period. As of June 30, 2022 there were 145,000,000 shares of common stock outstanding resulting in Adjusted EPS of $0.49, relatively consistent with the $0.48 realized for the six months ended June 30, 2021. The consistent Adjusted EPS is driven by consistent net income generated during the respective periods when adjusted for COVID costs and deal related expenditures realized during the respective periods.
Backlog
Backlog decreased by $336 million to $3,051 million for the six months ended June 30, 2022 from $3,387 million for the six months ended June 30, 2021, despite bookings exceeding our revenue totals by 15% during the period. This is attributed to a strong revenue contribution realized in the second half of 2021 while bookings were negatively impacted by delayed awards and a reduction in new starts stemming from the continuing resolution, driving 2nd half revenues in 2021 that were 25% in excess of our bookings total for the same period. Despite the decline from prior period ended June 30, 2021, our backlog has increased 7% since December 31, 2021 driven by our strong book to bill ratio noted above.
Bookings
Bookings for the six months ended June 30, 2022 decreased by 1% or $5 million to $1,430 million as compared to $1,435 million for the six months ended June 30, 2021. The decrease is primarily attributed to performance within our ASC segment due to a reduction of ground vehicle awards received on our ruggedized computing programs with the U.S. Army offset by increases in our IMS segment driven by the definitization of certain Counter UAS and Short Range Air Defense programs with the U.S. Army, additional funding received on our Next Generation Ballistic Submarine program with the U.S. Navy and the receipt of additional international orders under new and expanded military aid programs in support of Ukraine and other Eastern European countries. Despite the reduction in year over year bookings through June, we anticipate full year new awards to exceed the prior year results.
Free cash flow
Free cash flow usage increased by $50 million to $264 million for the six months ended June 30, 2022 from $214 million for the six months ended June 30, 2021. This was primarily due to cash used to fund working capital for the three- and six- month periods ended June 30, 2022 when compared to the six months ended June 30, 2021.
Review of Operating Segments
The following is a discussion of operating results for each of our operating segments. We have elected to use Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, and Bookings to provide detailed information on our segment performance. Additional information regarding our segments can be found in Note 15: Segment information within the unaudited Consolidated Financial Statements.

			Three Months Ended June 30, 2022 vs. June 30, 2021 Variance
	Three Months Ended June 30,
(Dollars in millions)	2022	2021
Revenue:
ASC	$444	$489	$(45)	(9.1%)
IMS	$187	$174	$13	7.4%
Corporate & Eliminations	$(4)	$(4)	$—	(4.8%)
Total revenue	$627	$658	$(31)	(4.8%)
Adjusted EBITDA:
ASC	$57	$61	$(4)	(6.6%)
IMS	$10	$7	$3	38.6%
Corporate & Eliminations	$—	$1	$(1)	(91.0%)
Total Adjusted EBITDA	$67	$69	$(2)	(3.2%)
Adjusted EBITDA Margin:
ASC	12.8%	12.5%	0.3%	2.8%
IMS	5.2%	4.0%	1.2%	29.0%
Bookings:
ASC	$485	$481	$4	0.9%
IMS	$197	$240	$(42)	(17.6%)
Total bookings	$682	$720	$(38)	(5.3%)

			Six Months Ended June 30, 2022 vs. June 30, 2021 Variance
	Six Months Ended June 30,
(Dollars in millions)	2022	2021
Revenue:
ASC	$840	$971	$(131)	(13.5%)
IMS	$405	$375	$30	8.0%
Corporate & Eliminations	$(6)	$(7)	$1	(14.3%)
Total revenue	$1,239	$1,339	$(100)	(7.5%)
Adjusted EBITDA:
ASC	$89	$115	$(26)	(22.6%)
IMS	$51	$25	$26	102.8%
Corporate & Eliminations	$—	$—	$—	—%
Total Adjusted EBITDA	$140	$140	$—	(0.2%)
Adjusted EBITDA Margin:
ASC	10.6%	11.8%	(1.2%)	(10.5%)
IMS	12.5%	6.7%	5.9%	87.8%
Bookings:
ASC	$873	$974	$(100)	(10.3%)
IMS	$556	$461	$95	20.6%
Total bookings	$1,430	$1,435	$(5)	(0.4%)

ASC
Revenue:
The ASC segment reported revenue decreases in the three months ended June 30, 2022 decreasing by 9.1% or $45 million to $444 million from $489 million for three months ended June 30, 2021. The ASC contribution to revenue for the six months ended June 30, 2022 decreased by 13.5% or $131 million to $840 million from $971 million for the six months ended June 30, 2021. This decrease is primarily attributed to supply chain delays impacting revenue generation on various programs within the U.S. Army. Additionally on our ruggedized computing programs we realized a reduction of awards driven by lower than anticipated customer installation rates. Additionally, the ASC segment realized delays in the receipt of awards on certain components to support computing hardware for naval systems.
Adjusted EBITDA and Adjusted EBITDA Margin:
ASC’s Adjusted EBITDA decreased by $4 million or 7%, from $61 million for three months ended June 30, 2021 to $57 million for three months ended June 30, 2022. Despite the reduction in Adjusted EBITDA realized during the three months ended June 30, 2022, our Adjusted EBITDA Margin increased 30bps to 12.8% from 12.5% realized during the three months ended June 30, 2021.
ASC’s Adjusted EBITDA decrease can also be seen in the six months ended June 30, 2022 with Adjusted EBITDA decreasing by $26 million or 23% from $115 million for the six months ended June 30, 2021 to $89 million for the six months ended June 30, 2022. The Adjusted EBITDA reduction is attributed to the decreased revenue output as noted above. Similarly, the lower revenue volume allowed for less absorption of general and administrative and other fixed costs reducing our Adjusted EBITDA Margins 120 bps from 11.8% to 10.6% for the six months end June 30, 2021 as compared to the six months ended June 30, 2022.
Bookings:
The ASC segment contributed $485 million and $873 million in new bookings for three- and six - month periods ended June 30, 2022, respectively. Bookings were down for both the three- and six- month periods ended June 30, 2022, by 1% or $4 million and 10% or $100 million as compared to the three- and six- month periods ended June 30, 2021. The reduction is primarily due to reduced order quantities on our ruggedized computing programs due to a delay in installation capabilities attributed to COVID-19 employment disruption within the U.S. Army, reduction in satellite bandwidth contract awards in our held for sale GES business, as well as significant ‘lump’ awards received during the six months ended June 30, 2021, including pilot training systems awarded for the JSF lot 15. These reductions were partially offset by additional international orders under new and expanded military aid programs in support of Ukraine and other Eastern European countries, including awards for thermal weapon sights and ground vehicle sensing for the Poland M1 Abrams tank award. Despite the reduction in year over year bookings through June, we anticipate full year new awards for the ASC segment to exceed the prior year results.
IMS
Revenue:
IMS segment revenue increased by $13 million or 7% to $187 million for the three months ended June 30, 2022 from $174 million for the three months ended June 30, 2021. For the six months ended June 30, 2022 IMS revenue increased by $30 million or 8% to $405 million from $375 million for the six months ended June 30, 2021. This increase was primarily attributed to improved progress on our submarine programs as well as sustaining full rate production on our surface ship power system production programs.
Adjusted EBITDA and Adjusted EBITDA Margin:
IMS’s Adjusted EBITDA increased by $3 million or 39% to $10 million for three months ended June 30, 2022 from $7 million for the three months ended June 30, 2021 with the trend continuing for the six months ended June 30, 2022. Adjusted EBITDA increased by $26 million or 103% from $25 million for the six month ended June 30, 2021 to $51 million for the six months ended June 30, 2022. Adjusted EBITDA Margin increased from 4%

for the three months ended June 30, 2021 to 5% for three months ended June 30, 2022. Adjusted EBITDA continued to drive increases in Adjusted EBITDA Margins from 7% to 13% for the six months ended June 30, 2021 to the six months ended June 30, 2022 respectively. This was primarily due to improved performance on our Next Generation Ballistic Submarine program and increased revenue contribution and related operational leverage generated as noted above.
Bookings:
The IMS segment contributed $197 million and $556 million in new bookings for the three- and six- month periods ended June 30, 2022, respectively. Bookings decreased for both the three months ended June 30, 2022 by (18%) or $(42) million but reported an increase of 21% or $95 million for the six months ended June 30, 202 as compared to the three- and six- month periods ended June 30, 2021. This was primarily due to increased bookings for our force protection products including the definitization of 124 mission equipment package (MEP) contract to provide short range air defense for the U.S. Army. In addition to providing short range air defense solutions, our IMS segment also received new awards to support ballistic missile defense on the Patriot missile defense system, further driving the increase in bookings as compared to the prior year. Additionally, IMS continues to realize increased funding on the Next Generation Ballistic Submarine program as we transition from development into production.
Liquidity and Capital Resources
We endeavor to ensure the most efficient conversion of operating income into cash for deployment in our business and to maximize shareholder value through cash deployment activities. In addition to our cash position, we use various financial measures to assist in capital deployment decision-making, including cash provided by operating activities and free cash flow, a non-GAAP measure described in more detail below. We believe that the combination of our existing cash, access to credit facilities as described in Note 10: Debt and future cash that we expect to generate from our operations will be sufficient to meet our short and long-term liquidity needs. There can be no assurance, however, that our business will continue to generate cash flow at current levels or that anticipated operational improvements will be achieved. We may also pursue acquisitions or other strategic priorities that will require additional liquidity beyond the liquidity we generate through our operations. Our cash balance as of June 30, 2022, was $69 million compared to $240 million as of December 31, 2021.
The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
(Dollars in millions)	2022	2021
Net cash used in operating activities	$(242)	$(185)
Net cash provided by investing activities	(22)	84
Net cash provided by financing activities	93	132
Effect of exchange rate changes on cash and cash equivalents	—	(1)
Net increase in cash and cash equivalents	$(171)	$30
Free cash flow(1)	$(264)	$(214)
________________
(1)Free cash flow is a Non-GAAP measure. The reasons we use this Non-GAAP financial measure and its reconciliation to the most directly comparable U.S. GAAP financial measure is provided above under “—Key Financial and Operating Measures—Non-GAAP Financial Measures.”
Operating Activities
Cash flows related to the operating activities decreased by $57 million, increasing cash usage from $185 million for the six months ended June 30, 2021 to $242 million for the six months ended June 30, 2022. This was primarily due to cash used to fund working capital for the six months ended June 30, 2022 when compared to six month ended June 30, 2021 driven by a reduction in accounts payable and an increase in contract assets and inventory during the period. The increase in contract assets and inventory are attributable to advanced procurements to combat the extending lead times impacting supply chain.
Investing Activities
Net cash provided by investing activities decreased by $106 million for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. The reduced cash generation was attributed the pay-back of the Surplus Treasury Agreement with US Holding. For the year ended December 31, 2020 we advanced US Holding $115 million which was subsequently repaid in the three months ended March 31, 2021 driving the decrease in investing cash generation as compared to the six months June 30, 2021.
Financing Activities
Net cash provided by financing activities decreased by $39 million for the six months ended June 30, 2022 versus June 30, 2021. The decrease was primarily related to a decrease in the net borrowings under our revolving credit facility due to working capital management as compared to the six months ended June 30, 2021.
Free Cash Flow
Free cash flow decreased by $50 million to $(264) million for six months ended June 30, 2022 from $(214) million for the six months ended June 30, 2021. This was primarily due to the decrease in cash used to fund working capital for the six months ended June 30, 2022 when compared to three months ended June 30, 2021.
Year Ended December 31, 2021
Key Financial and Operating Measures
Overview
We measure our business using both key financial and operating data including key performance indicators (“KPIs”) and non-GAAP financial measures and use the following metrics to manage our business, monitor results of operations and ensure proper allocation of capital: (i) Revenue, (ii) Bookings, (iii) Backlog, (iv) Adjusted EBITDA, (v) Adjusted EBITDA Margin, (vi) Adjusted Earnings Per Share (“EPS”), (vii) Leverage Ratio, and (viii) Free Cash Flow. We believe that these financial performance metrics represent the primary drivers of value enhancement, balancing both short and long-term indicators of increased shareholder value. These are the metrics we use to measure our results and evaluate our business and related contract performance. See “—Results from Operations” for further detail.
Financial and Operating Data

	Year Ended Year Ended December 31,
(Dollars in millions, except per share amounts)	2021		2020	2019
Total revenues	$2,879		$2,778	$2,714
Bookings	2,595		3,055	2,923
Backlog	2,861		3,291	2,844
Adjusted EBITDA(1)	310		268	234
Adjusted EBITDA Margin(1)	10.8%		9.6%	8.6%
Adjusted EPS(1)(2)	$1.14		$0.73	$0.52
Leverage Ratio(1)	0.5	x	0.9x	2.3x
Free Cash Flow(1)	$118		$74	$110
________________
(1)Note on non-GAAP financial measures: Throughout the discussion of our results of operations we use non-GAAP financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Leverage Ratio and Free Cash Flow, as measures of our overall performance. Definitions and reconciliations of these measures to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP are included below.
(2)Gives effect to a 1,450,000-for-1 forward stock split on our common stock effected on February 25, 2021.

Bookings - We define bookings as the total value of contract awards received from the U.S. government for which it has appropriated funds and legally obligated such funds to the Company through a contract or purchase order, plus the value of contract awards and orders received from customers other than the U.S. government.
Backlog - We define Backlog to include the following components:
(1)Funded - Funded backlog represents the revenue value of orders for services under existing contracts for which funding is appropriated or otherwise authorized less revenue previously recognized on these contracts.
(2)Unfunded - Unfunded backlog represents the revenue value of firm orders for products and services under existing contracts for which funding has not yet been appropriated less funding previously recognized on these contracts.
The following table summarizes the value of our backlog, at the respective dates presented:
Backlog:

	December 31,
(Dollars in millions)	2021	2020	2019
Backlog:
Funded(1)	$2,510	$2,847	$2,547
Unfunded(1)	351	444	297
Total backlog(1)	$2,861	$3,291	$2,844
________________
(1)See “Risk Factors—Risks Relating to DRS’s Business—We may not realize the full value of our total estimated contract value or bookings, including as a result of reduction of funding or cancellation of our U.S. government contracts, which could have a material adverse impact on our business, financial condition and results of operations” in this proxy statement/prospectus.
Non-GAAP Financial Measures
We believe the non-GAAP financial measures presented in this document will help investors understand our financial condition and operating results and assess our future prospects. We believe these non-GAAP financial measures, each of which is discussed in greater detail below, are important supplemental measures because they exclude unusual or non-recurring items as well as non-cash items that are unrelated to or may not be indicative of our ongoing operating results. Further, when read in conjunction with our U.S. GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as a tool to help make financial, operational and planning decisions. Finally, these measures are often used by analysts and other interested parties to evaluate companies in our industry by providing more comparable measures that are less affected by factors such as capital structure.
We recognize that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes, thereby affecting their comparability from company to company. In order to compensate for these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with U.S. GAAP. Readers should review the reconciliations below and should not rely on any single financial measure to evaluate our business.
We define these non-GAAP financial measures as:
Adjusted EBITDA and Adjusted EBITDA Margin - We define Adjusted EBITDA as our net earnings before income taxes, amortization of acquired intangible assets, depreciation, restructuring costs, interest, deal related transaction costs, acquisition and divestiture related expenses, foreign exchange, COVID-19 response costs, non-service pension expenditures and other one-time non-operational events. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by revenue. Adjusted EBITDA and Adjusted EBITDA Margin are not measures calculated in accordance with U.S. GAAP, and they should not be considered an alternative to any financial measures that were calculated under U.S. GAAP. Adjusted EBITDA and Adjusted EBITDA Margin are used to facilitate a comparison of the ordinary, ongoing and customary course of our operations on a consistent basis from period to period and provide an additional understanding of factors and trends affecting our business. Adjusted EBITDA and Adjusted EBITDA Margin are driven by changes in volume, performance, contract mix and general and administrative expenses and investment levels. Performance, as used in this definition, refers to changes in profitability and is primarily based on adjustments to estimates at completion on individual contracts. These adjustments result from increases or decreases to the estimated value of the contract, the estimated costs to complete the contract, or both. These measures therefore assist management and our board and may be useful to investors in comparing our operating performance consistently over time as they remove the impact of our capital structure, asset base and items outside the control of the management team and expenses that do not relate to our core operations. Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly titled non-GAAP measures used by other companies as other companies may have calculated the measures differently. The reconciliation of Adjusted EBITDA to net earnings is provided below:
Consolidated Entity Adjusted EBITDA Reconciliation:

	Year Ended December 31,
(Dollars in millions)	2021	2020	2019
Net earnings	$154	$85	$75
Income tax provision	46	27	20
Amortization of intangibles	9	9	9
Depreciation	49	44	42
Restructuring costs	5	12	20
Interest expense	35	64	65
Deal related transaction costs	5	9	—
Foreign exchange	1	1	—
COVID-19 response costs	6	12	—
Non-service pension expense	—	5	3
Other one-time non-operational events	—	—	—
Adjusted EBITDA	$310	$268	$234
Adjusted EPS – We calculate Adjusted EPS by excluding deal related transaction costs, acquisition and divestiture related expenses and COVID-19 response costs from our net earnings (loss) to arrive at Adjusted EPS. We believe that Adjusted EPS allows investors to effectively compare our core performance from period to period by excluding items that are not indicative of, or are unrelated to, results from our ongoing business operations such as our capital structure, significant non-cash expenses, the impacts of financing decisions on earnings, and items incurred outside the ordinary, ongoing and customary course of our business. Adjusted EPS has limitations as an analytical tool and does not represent, and should not be considered an alternative to basic or diluted EPS as determined in accordance with U.S. GAAP. The reconciliation of Adjusted EPS to U.S. GAAP EPS is shown below:

Consolidated Entity Reconciliation of Adjusted EPS:

	Year Ended December 31,
(Dollars in millions, except per share amounts)	2021	2020	2019
Net earnings	$154	$85	$75
Deal related transaction costs	5	9	—
COVID-19 response costs	6	12	—
Adjusted net earnings	$165	$106	$75
Basic EPS(1)	$1.06	$0.59	$0.52
Adjusted EPS (1)	$1.14	$0.73	$0.52
________________
(1)Gives effect to a 1,450,000-for-1 forward stock split on our common stock effected on February 25, 2021.
Leverage Ratio - We define our leverage ratio as total net debt divided by Adjusted EBITDA. Net debt includes debt related to financing lease obligations net of balance sheet cash and cash equivalents and related party note receivables.
The table below provides the calculation of the Leverage Ratio as of December 31, 2021, 2020 and 2019.

	Year End December 31,
(Dollars in millions)	2021		2020		2019
Long-term debt	$352		$374		$656
Short-term borrowings and current portion of long-term debt	41		53		56
Cash and cash equivalents	(240)		(61)		(85)
Related party note receivable	—		(115)		(100)
Total net debt	$153		$251		$527
Adjusted EBITDA	$310		$268		$234
Leverage Ratio	0.5	x	0.9	x	2.3	x
Free Cash Flow – We define free cash flow as the sum of the cash flows provided by operating activities and the cash flows provided by (used in) investing activities pertaining to capital expenditures and proceeds generated from the sale of capital assets.
We believe that free cash flow provides management and investors with an important measure of our ability to generate cash on a normalized basis. Free cash flow also provides insight into our flexibility to allocate capital and pursue opportunities that may enhance shareholder value. We believe that while expenditures and dispositions of property plant and equipment will fluctuate period to period, we seek to ensure that we have adequate capital on hand to maintain ongoing operations and enable growth of the business. Additionally, free cash flow is of limited usefulness, in that it does not represent residual cash flows available for discretionary expenditures, due to the fact the measures do not deduct the payments required for debt service and other contractual obligations or payments. The reconciliation between free cash flow and net cash provided by operating activities (the most comparable U.S. GAAP measure) is shown below:

Consolidated Entity Reconciliation of Free Cash Flow:

	Year Ended December 31,
(Dollars in millions)	2021	2020	2019
Net cash provided by operating activities	$178	$125	$157
Capital expenditures	(60)	(56)	(55)
Proceeds from sales of assets	—	5	8
Free cash flow	$118	$74	$110
Factors Impacting Our Performance
U.S. Government Spending and Federal Budget Uncertainty
Changes in the volume and relative mix of U.S. government spending as well as areas of spending growth could impact our business and results of operations. In particular, our results can be affected by shifts in strategies and priorities on homeland security, intelligence, defense-related programs, infrastructure and urbanization and continued increased spending on technology and innovation, including cybersecurity, artificial intelligence, connected communities and physical infrastructure (for example, the potential impact for the Russia / Ukraine conflict). Cost-cutting and efficiency initiatives, current and future budget restrictions, spending cuts and other efforts to reduce government spending and shifts in overall priorities (for example, in response to the COVID-19 pandemic) could cause our government customers to reduce or delay funding or invest appropriated funds on a less consistent basis or not at all, and demand for our solutions or services could diminish. Furthermore, any disruption in the functioning of government agencies, including as a result of government closures and shutdowns, could have a negative impact on our operations and cause us to lose revenue or incur additional costs due to, among other things, our inability to maintain access and schedules for government testing or deploy our staff to customer locations or facilities as a result of such disruptions.
There is also uncertainty around the timing, extent, nature and effect of Congressional and other U.S. government actions to address budgetary constraints, caps on the discretionary budget for defense and non-defense departments and agencies, and the ability of Congress to determine how to allocate the available budget authority and pass appropriations bills to fund both U.S. government departments and agencies that are, and those that are not, subject to the caps. Additionally, budget deficits and the growing U.S. national debt, including as a result of legislative actions in response to the COVID-19 pandemic, may increase pressure on the U.S. government to reduce federal spending across all federal agencies, with uncertainty about the size and timing of those reductions. Furthermore, delays in the completion of future U.S. government budgets could in the future delay procurement of the federal government services we provide. A reduction in the amount of, or reductions, delays, or cancellations of funding for, services that we are contracted to provide to the U.S. government as a result of any of these impacts or related initiatives, legislation or otherwise could have a material adverse effect on our business and results of operations. See “Risk Factors—Risks Related to DRS’s Business—Significant delays or reductions in appropriations for our programs and changes in U.S. government priorities and spending levels more broadly may negatively impact our business and could have a material adverse impact on our business, financial condition and results of operations” and “Risk Factors—Risks Related to DRS’s Business—The COVID-19 pandemic and related impacts have had and are likely to continue to have an adverse impact on our business, financial condition and results of operations”. Please see also “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview and Considerations—Business Environment” in this proxy statement/prospectus for further details on U.S. government spending’s impact on our business.
Operational Performance on Contracts
Revenue, earnings (margin) and the timing of our cash flows depend on our ability to perform on our contracts. When agreeing to contractual terms, our management team makes assumptions and projections about future conditions and events. The accounting for our contracts and programs requires assumptions and estimates about these conditions and events. These projections and estimates assess:
•the productivity and availability of labor;
•the allocation of indirect costs to labor and material costs incurred
•the complexity of the work to be performed;
•the cost and availability of materials and components; and
•schedule requirements.
If there is a significant change in one or more of these circumstances, estimates or assumptions, or if the risks under our contracts are not managed adequately, the profitability of contracts could be adversely affected. This could affect earnings and margin materially.
In particular, profitability can fluctuate predicated on the type of contract awarded. Typically fixed-price development programs on complex systems represent a higher risk profile to complete on-budget. To the extent our fixed-price development efforts create a larger portion of our revenue output, this may result in reduced operating margins given the higher risk profile. The following represents the impact that changing certain of our estimates, particularly those regarding our fixed-price development programs, would have had have on our revenues:
Impact of Change in Estimates on our Revenue Results

	Year Ended December 31,
(Dollars in millions)	2021	2020	2019
Revenue	$(34)	$(77)	$(55)
Total % of Revenue	1%	3%	2%
Additionally, the timing of our cash flows is impacted by the timing of achievement of billable milestones on contracts. Historically, this has resulted and could continue to result in fluctuations in working capital levels and quarterly free cash flow results. As a result of such quarterly fluctuations in free cash flow results, we believe that quarter-to-quarter comparisons of our results of operations may not necessarily be meaningful and should not be relied upon as indicators of future performance.
Regulations
Increased audit, review, investigation and general scrutiny by U.S. government agencies of performance under government contracts and compliance with the terms of those contracts and applicable laws could affect our operating results. Negative publicity and increased scrutiny of government contractors in general, including us, relating to government expenditures for contractor services and incidents involving the mishandling of sensitive or classified information as well as the increasingly complex requirements of the DoD and the United States intelligence community, including those related to cybersecurity, could impact our ability to perform in the markets we serve.
International Sales
International revenue, including foreign military sales, foreign military financing, and direct commercial sales, accounted for approximately 5%, 8% and 4% of our revenue for the years ended December 31, 2021, 2020 and 2019, respectively. Since our focus is primarily with the DoD and our investments are focused as such, we anticipate that international sales will continue to account for a similar percentage of revenue in the future. We remain subject to the spending levels, pace and priorities of the U.S. government as well as international governments and commercial customers, and to general economic conditions that could adversely affect us, our customers and our suppliers.

Additionally, some international sales may expose us to foreign exchange fluctuations and changing dynamics of foreign competitiveness based on variations in the value of the U.S. dollar relative to other currencies. The impact of those fluctuations is reflected throughout our Consolidated Financial Statements, but in the aggregate, did not have a material impact on our results of operations for the years ended December 31, 2021, 2020 and 2019.
Acquisitions & Divestitures
We consider the acquisition of businesses and investments that we believe will expand or complement our current portfolio and allow access to new customers or technologies. We also may explore the divestiture of businesses that no longer meet our needs or strategy or that could perform better outside of our organization.
During the third quarter of 2021 the Company acquired substantially all the assets of Ascendant Engineering Solutions (AES), an advanced gimbal producer located in Austin, TX. The purchase closed on July 28, 2021 for a purchase price of $11 million with an additional $5 million payable upon the achievement of certain financial and operational targets.
AES designs, develops and manufactures high-performance, stabilized, multi-sensor gimbal systems for the growing market of Group 1, 2 and 3 unmanned aerial systems (UAS) serving several branches of the DoD. The company is focused on gimbal payload opportunities in strategic U.S. government programs including those intended to counter current and next-generation anti-access and area-denial systems. We believe this acquisition enables the integration of our own Electro-Optical and Infrared systems with the gimbals of AES and is a strategic investment, offering an integrated solution for our customers in the market for lightweight military platforms including small unmanned aerial systems. The acquisition has been accounted for as a business combination and has been integrated into our Advanced Sensing and Computing segment.
On March 21, 2022, the Company entered into a definitive agreement to sell its Global Enterprise Solutions (GES) business to SES Government Solutions, Inc., a wholly owned subsidiary of SES S.A., for $450 million in cash, which was completed on August 1, 2022. GES, which was part of the ASC segment, provides commercial satellite communications to the U.S. Government and delivers satellite communications and security solutions to customers worldwide. SES S.A. has guaranteed the payment of the purchase price and performance of all other obligations of SES Government Solutions, Inc. under the agreement.
Components of Operations
Revenue
Revenue consists primarily of product related revenue, generating 87%, 87% and 82% of our total revenues for the periods ended December 31, 2021, 2020 and 2019, respectively. The remaining revenue is generated from service related contracts. Additionally, 87%, 87% and 86% of our revenue generation for December 31, 2021, 2020 and 2019, respectively, is derived from firm-fixed priced contracts. For a firm-fixed price contract, customers agree to pay a fixed amount, negotiated in advance, for a specified scope of work. Revenue on fixed price contracts is generally recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying our performance obligations. Incurred costs represent work performed that corresponds with and thereby best depicts the transfer of control to the customer.
Under flexibly priced contracts, which consists of 13%, 13% and 14% of our total revenues for December 31, 2021, 2020 and 2019, respectively, we are reimbursed for allowable or otherwise defined total costs (defined as cost of revenues plus allowable general and administrative expenses) incurred, plus a fee. The contracts may also include incentives for various performance criteria, including quality, timeliness, cost-effectiveness or other factors. In addition, costs are generally subject to review by clients and regulatory audit agencies, and such reviews could result in costs being disputed as non-reimbursable under the terms of the contract. Revenue for flexibly priced contracts are generally recognized as services are performed and are contractually billable.
Please refer to “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” and “Note 2: Revenue from Contracts with Customers” in the Notes to our Consolidated Financial Statements.

Cost of Revenues
Cost of revenues includes materials, labor and overhead costs incurred in the manufacturing, design, and provision of products and services sold in the period as well as warranty costs. Material costs include raw materials, purchased components and sub-assemblies and outside processing and inbound freight. Labor and overhead costs consist of direct and indirect manufacturing costs, including wages and fringe benefits, operating supplies, depreciation and amortization, occupancy costs, and purchasing, receiving, inspection costs and inbound freight costs.
General and Administrative Expenses
General and administrative expenses include general and administrative expenses not included within cost of revenues such as salaries, wages and fringe benefits, facility costs and other costs related to these indirect functions. Additionally, general and administrative expenses include internal research and development costs as well as expenditures related to bid and proposal efforts.
Results from Operations
The following discussion of operating results is intended to help the reader understand the results of operations and financial condition of the Company, as well as individual segments, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, and for the year ended December 31, 2020 compared to December 31, 2019. Given the nature of our business, we believe revenue and earnings from operations are most relevant to an understanding of our performance at a business and segment level. Our operating cycle is lengthy and involves various types of production contracts and varying delivery schedules. Accordingly, operating results in a particular year may not be indicative of future operating results.

	Year Ended December 31,			2021 vs. 2020 Variance		2020 vs. 2019 Variance
(Dollars in millions, except per share amounts)	2021	2020	2019	$	%	$	%
Total revenues	$2,879	$2,778	$2,714	$101	3.6%	$64	2.4%
Total cost of revenues	(2,332)	(2,284)	(2,255)	(48)	2.1%	(29)	1.3%
Gross profit	$547	$494	$459	53	10.7%	$35	7.6%
Gross margin	19.0%	17.8%	16.9%	1.2%	6.8%	0.9%	5.1%
General and administrative expenses	(293)	(283)	(277)	(10)	3.5%	(6)	2.2%
Amortization of intangibles	(9)	(9)	(9)	—	—%	—	—%
Other operating expenses, net	(9)	(21)	(10)	12	(57.1)%	(11)	110.0%
Operating earnings	$236	$181	$163	55	30.4%	$18	11.0%
Interest expense	(35)	(64)	(65)	29	(45.3)%	1	(1.5)%
Other, net	$(1)	(5)	(3)	4	(80.0)%	(2)	66.7%
Earnings before taxes	$200	$112	$95	88	78.6%	$17	NM
Income tax provision	46	27	20	19	70.4%	7	NM
Net earnings	$154	$85	$75	69	81.2%	$10	NM
Shares outstanding(1)	145	145	145	$—	—%	$—	—%
Basic EPS(1)	$1.06	$0.59	$0.52	$0.48	81.2%	$0.07	NM
Diluted EPS(1)	$1.06	$0.59	$0.52	$0.48	81.2%	$0.07	NM
Adjusted EPS (1)(2)	$1.14	$0.73	$0.52	$0.41	55.7%	$0.21	NM
Adjusted EBITDA(2)	$310	$268	$234	42	15.7%	34	14.5%
Adjusted EBITDA Margin(2)	10.8%	9.6%	8.6%	1.1%	11.6%	1.0%	11.9%
Backlog(2)	2,861	3,291	2,844	(430)	(13.1)%	447	15.7%
Total net debt	153	251	527	(98)	(39.0)%	(276)	(52.4)%
Leverage Ratio(2)	0.5x	0.9x	2.3x	(0.4x)	(44.4)%	(1.4x)	(62.2)%
Bookings(2)	2,595	3,055	2,923	(460)	(15.1)%	132	4.5%
Free cash flow(2)	$118	$74	$110	$44	59.5%	$(36)	(32.7)%
______________
NM- percentage change not meaningful
(1)Gives effect to a 1,450,000-for-1 forward stock split on our common stock effected on February 25, 2021.
(2)See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Measures—Non-GAAP Financial Measures” above for definitions of these measures. Adjusted EPS, Adjusted EBITDA, Adjusted EBITDA Margin, Leverage Ratio, and free cash flow are non-GAAP measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Measures—Non-GAAP Financial Measures” above for reconciliations of these measures to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
(3)See “Risk Factors—Risks Relating to DRS’s Business—We may not realize the full value of our total estimated contract value or bookings, including as a result of reduction of funding or cancellation of our U.S. government contracts, which could have a material adverse impact on our business, financial condition and results of operations” in this proxy statement/prospectus
Year Ended December 31, 2021 Compared to the Years Ended December 31, 2020 and December 31, 2019
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Our operating results for the year ended December 31, 2021 are highlighted by our financial performance including strong margin expansion, free cash flow generation and continued revenue growth, all while we continued to combat the impacts of the global pandemic. Revenue of $2,879 million for the year ended December 31, 2021 represented year over year growth of $101 million (3.6%) while our operating earnings and net earnings grew $55 million (30.4%) and $69 million (81.2%) from the year ended December 31, 2020, respectively. Along with our net earnings expansion, Adjusted EBITDA, one of our key operational evaluation metrics, increased $42 million, or 15.7%, from the prior year to $310 million, representing our third straight year of double digit Adjusted EBITDA growth. The Adjusted EBITDA growth drove Adjusted EBITDA margins to 10.8%, a 120 bps increase from 2020. Additionally we increased our cash generation by 59%. For more detailed operational explanations, please see financial analysis below. Our backlog of $2.9 billion at December 31, 2021 represents a diversified, balanced portfolio supported by foundational programs strongly aligned in areas of, in our view, growing importance within the DoD budget priorities. Our backlog position is highlighted by the recent awards received on next generation Airborne Force Protection and Dismounted Soldier Sensing programs at our ASC segment, production contracts received to provide propulsion system and electrical components on the Columbia-class submarine and CVN Carrier Class programs at our IMS segment and our legacy positions within our ASC segment including our flagship Mounted Family of Computer Systems (“MFoCS”) ruggedized computing and battle management system, Global Access Network and naval network and hardware programs. We believe the performance on these and other programs within our portfolio will support continued revenue growth while the transition from development efforts to production will continue our trend of earnings growth and margin expansion.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Our operating results for the year ended December 31, 2020 are highlighted by another successful year of revenue growth and margin expansion despite COVID-19 related operational challenges throughout the year. Revenue of $2,778 million for the year ended December 31, 2020 represented year over year growth of $64 million (2.4%) while our operating earnings and net earnings grew $18 million (11.0%) and $10 million (13.3%) from the year ended December 31, 2019, respectively. Along with our net earnings expansion, Adjusted EBITDA, one of our key operational evaluation metrics, increased $34 million, or 14.5%, from the prior year to $268 million, representing our second straight year of double digit Adjusted EBITDA annual growth. The Adjusted EBITDA growth drove Adjusted EBITDA margins to 9.6%, a 1.0% increase from 2019. For more detailed operational explanations, please see financial analysis below.
In addition, our diversified, balanced portfolio supported by foundational programs with strong, visible backlog aligned in areas of, in our view, growing importance within the DoD budget priorities, resulted in remaining contract value of $3.3 billion, driven by our awards and positions on existing platforms. Our recent awards include supporting Counter Unmanned Aircraft Systems (“CUAS”) efforts with the U.S. Army and continued success in receiving next generation Force Protection and Dismounted Soldier Sensing programs with both the U.S. Army and U.S. Navy at our ASC segment. Our positions include providing propulsion systems components on the Columbia-class submarine at our IMS segment and our legacy positions on our Mounted Family of Computer Systems (“MFoCS”) and Global Access Network programs at our ASC segment. We believe these programs will support continued revenue and margin growth as programs transition from development efforts to production, continuing our trend of earnings growth and margin expansion.
Revenue
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
For the year ended December 31, 2021, Revenue increased by $101 million, or 3.6%, to $2,879 million from $2,778 million for year ended December 31, 2020. The revenue growth in 2021 was primarily due to an increase of $126 million at our IMS segment, driven by contracted efforts to provide the U.S. Army with Mission Equipment Packages to support mobile short range air defense capabilities ($158 million) and continued progress providing power conversion equipment and electrical components and systems to the U.S. Navy to support the CVN 80/81 carrier ($72 million) and Columbia Class programs ($36 million). The IMS revenue growth was partially offset by the completion of the urgent operational needs TROPHYTM APS program ($93 million) which realized significant production efforts in 2020. Offsetting the IMS results was a $18 million revenue decrease at our ASC segment attributed primarily to a reduction in naval electronics hardware programs and bandwidth demands on certain global network programs, partially offset by a ramp up of full-rate production efforts on next generation dismounted soldier targeting systems with the U.S. Army ($37 million).

Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Revenue increased by $64 million, or 2.3%, to $2,778 million for year ended December 31, 2020 from $2,714 million for year ended December 31, 2019. The revenue growth in 2020 was primarily due to an increase of $148 million at our ASC segment, driven by programs transitioning from development to production and increased deliveries in our Dismounted Soldier Sensing and Targeting Systems programs, resulting in a $109 million increase as compared to the prior year. The ASC segment also realized annual revenue expansion through progress on our recently awarded program to provide electric control systems for the U.S. Navy’s shipboard launch system ($22 million) and pilot training programs ($29 million). Additionally the ASC segment continued progress in our Satellite & Network Communications programs and ruggedized maintenance support hardware programs contributed $28 million and $29 million, respectively, of incremental revenue as compared to 2019. These contributions were partially offset by certain naval common network services equipment programs in which we made strategic decisions to allocate capital in what we believe are more profitable opportunities. At our IMS segment, our continued market penetration on CUAS opportunities drove $28 million of incremental revenue during 2020 as compared to 2019. In addition, our recently awarded programs to provide power solutions on the CVN 80/81 carriers and logistics support equipment to the Israel Ministry of Defense contributed revenue of $14 million and $13 million, respectively. However, despite this success, our IMS revenue growth was more than offset by a decline of $160 million compared to 2019 attributable to accelerated deliveries of our TROPHY™ APS program in the prior year.
Cost of Revenues
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Cost of revenues increased $48 million, or 2.1%, from $2,284 million to $2,332 million for the year ended December 31, 2021, primarily due to the 3.7% increase in revenue as described above. The cost of revenues growth was favorably offset by improved program performance on certain of our development programs as they transition from development to production. The improved programmatic performance is highlighted by our electrical components and system programs with the U.S. Navy on the Columbia Class program. Despite the improved program performance however we did realize adjustments on cost at completion estimates which negatively impacted earnings with charges totaling 1% of revenue for the period ended December 31, 2021; see Note 2: Revenue from Contracts with Customers for further detail.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Cost of revenues increased $29 million, or 1.3%, from $2,255 million to $2,284 million for the year ended December 31, 2020, primarily due to increased revenue as described above. The cost of revenues growth was favorably offset by improved program mix, with our higher profit segment, ASC, driving the year over year revenue expansion as noted above. Please see “—Review of Operating Segments” below for further discussion. The favorable impact of program mix was partially offset by changes in estimates to complete certain development related programs at our IMS segment of $46 million and at our ASC segment of $19 million; see Note 2: Revenue from Contracts with Customers for further detail.
Gross Profit
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Gross profit increased $53 million, or 10.7%, from $494 million for the year ended December 31, 2020 to $547 million for the year ended December 31, 2021, primarily driven by revenue growth and favorable program performance, including the improved execution on the Columbia Class program efforts as noted above.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Gross profit increased $35 million, or 7.6%, from $459 million for the year ended December 31, 2019 to $494 million for the year ended December 31, 2020, primarily driven by revenue growth and favorable program mix as noted above, offset by the charges realized on development type programs at our IMS segment of $47 million and a reduction in the estimated amount of variable consideration related to certain claims on electronics programs with the U.S. Navy totaling $11 million.
General and Administrative Expenses
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
General and administrative expenses increased by $10 million, or 3.5%, from $283 million for the year ended December 31, 2020 to $293 million for the year ended December 31, 2021, resulting primarily from increases in discretionary investment of $7 million related to Independent Research and Development (IR&D). Additionally we realized a slight increase in General and Administrative spend driven by increased travel costs and medical expenses when compared to the prior year where we experienced a reduction in these costs as a result of the COVID-19 Pandemic. These costs were partially offset by a reduction in deal related transaction costs which peaked in 2020 with preparation for a potential public offering.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
General and administrative expenses increased by $6 million, or 2.2%, from $277 million for the year ended December 31, 2019 to $283 million for the year ended December 31, 2020, resulting from increases in discretionary investment of $9 million for both Independent Research and Development (IR&D) and Bid and Proposal (B&P) costs, as well as $9 million in expenses related to our planned initial public offering. These costs were partially offset by reductions in corporate, employee medical and travel expenditures related to certain of the impacts of COVID-19 on our business.
Other Operating Expenses, Net
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Other operating expenses decreased by $12 million to $9 million for the year ended December 31, 2021 from $21 million for the year ended December 31, 2020, mainly due to lower restructuring costs and a reduction in costs incurred in response to impacts of the COVID-19 pandemic. In total we incurred $7 million of expenditures related to COVID-19 from January 1, 2021 through December 31, 2021, compared to $12 million from March 1, 2020 to December 31, 2020, to ensure a safe work environment for our employees. These costs included paid leave, personal protective equipment and other cleaning measures, and social and physical distancing efforts including the use of zones and subzones for manufacturing facilities. Please see “—Business Overview and Considerations—Impacts of COVID-19 On Our Business” for further details on COVID-19 impact on our business.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Other operating expenses increased by $11 million to $21 million for the year ended December 31, 2020 from $10 million for the year ended December 31, 2019, mainly due to costs incurred in response to impacts of the COVID-19 pandemic. In total we incurred $12 million of expenditures from March 1, 2020 through December 31, 2020 to ensure a safe work environment for our employees. These costs included paid leave, personal protective equipment and other cleaning measures, facility filtration systems and social and physical distancing efforts, including the use of zones and subzones for manufacturing facilities. Please see “—Business Overview and Considerations—Impacts of COVID-19 On Our Business” for further details on COVID-19 impact on our business.
Amortization of Intangibles
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Amortization of intangibles for the year ended December 31, 2021 of $9 million were consistent with the year ended December 31, 2020.

Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Amortization of intangibles for the year ended December 31, 2020 of $9 million were consistent with the year ended December 31, 2019.
Operating Earnings
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Operating earnings increased by $55 million to $236 million, or 30.4%, for the year ended December 31, 2021 from $181 million for the year ended December 31, 2020, driven by the increased revenue output and related contribution margin as well as improved program performance driven by improved performance at our IMS segment as noted above.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Operating earnings increased by $18 million to $181 million, or 11.0%, for the year ended December 31, 2020 from $163 million for the year ended December 31, 2019, driven by the increased revenue and related contribution margin resulting from our ASC segment noted above, offset by the aforementioned changes in estimates to complete at our IMS and ASC segments, which led to an increase in general and administrative expenses and other operating expenditures.
Interest Expense
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Interest expense decreased by $29 million to $35 million for the year ended December 31, 2021 from $64 million for the year ended December 31, 2020. The reduction in annual interest was primarily attributed to the $300 million of forgiveness of principal on our 7.5% Term Loan debt that occurred in December 2020. The weighted average interest rate on our revolving credit facility was 3.67% in 2021 compared to 4.36% in 2020. see Note 11: Debt for further detail.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Interest expense decreased by $1 million to $64 million for the year ended December 31, 2020 from $65 million for the year ended December 31, 2019. The reduction in annual interest was attributed to the lower interest rates on our variable rate borrowings. The weighted average interest rate on our revolving credit facility was 4.36% in 2020 compared to 5.93% in 2019.
Other, Net
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Other, net decreased to $1 million for the year ended December 31, 2021 from $5 million for the year ended December 31, 2020. This was primarily related to a loss realized on the termination on one of our international defined benefit pension plans recorded in the year ended December 31, 2020.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Other, net increased to $5 million for the year ended December 31, 2020 from $3 million for the year ended December 31, 2019. This was primarily related to a loss of the termination on one of our international defined benefit pension plans.

Earnings (Loss) Before Taxes
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Earnings before taxes increased by $88 million to $200 million for the year ended December 31, 2021 from $112 million for the year ended December 31, 2020. This was primarily due to increased operating earnings of $55 million, the reduction of $29 million in interest expenditures and a reduction in other, net costs of $4 million as described above.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Earnings (loss) before taxes increased by $17 million to $112 million for the year ended December 31, 2020 from $95 million for the year ended December 31, 2019. This was primarily due to increased operating earnings of $18 million, the reduction of $1 million in interest expenditures offset in part by the $2 million increase of other, net costs as described above.
Income Tax Provision (Benefit)
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Income tax provision increased by $19 million to $46 million for the year ended December 31, 2021 from $27 million for the year ended December 31, 2020. This was primarily due to an increase in earnings before taxes. Our effective tax rate for 2021 was 23.0% compared to 24.1% in 2020. The decrease in the effective tax rate is primarily attributable to a decrease in non-deductible costs in connection with planned deal related expenditures of $9 million incurred during 2020.
As of December 31, 2021 the Company had $28 million of Federal net operating loss carryforwards and $23 million of net tax credit carry-forwards that can be utilized to reduce approximately $30 million of future tax liabilities prior to their expiration commencing in 2025.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Income tax provision (benefit) increased by $7 million to $27 million for the year ended December 31, 2020 from $20 million for the year ended December 31, 2019. This was primarily due to an increase in earnings before taxes. Our effective tax rate for 2020 was 24.1% compared to 21.1% in 2019. The increase in the effective tax rate is primarily attributable to non-deductible costs in connection with our planned initial public offering of $9 million incurred during 2020.
As of December 31, 2020 the Company had $131 million of Federal net operating loss carryforwards and $23 million of net tax credit carry-forwards that can be utilized to reduce approximately $50 million of future tax liabilities prior to their expiration commencing in 2025.
Net Earnings
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Net earnings increased by $69 million to $154 million for the year ended December 31, 2021 when compared to the year ended December 31, 2020. This was driven by increased earnings before taxes of $88 million offset by an increased income tax provision of $19 million as described above.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Net earnings (loss) increased by $10 million to $85 million for the year ended December 31, 2020 when compared to the year ended December 31, 2019. This was driven by increased earnings before taxes of $17 million offset by increased in income tax provision of $7 million as described above.

Basic and Diluted EPS
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
For the year ended December 31, 2021, there were no changes in the number of basic and diluted shares. No equity awards were issued during such year. As of December 31, 2021 and 2020, there were 145,000,000 shares of common stock outstanding (after giving effect to a 1,450,000-for-1 forward stock split on our common stock effected on February 25, 2021), resulting in a basic and diluted EPS of $1.06 and $0.59 per share, respectively. The increase in EPS is attributed to the net earnings growth described above.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
For the year ended December 31, 2020, there were no changes in the number of basic and diluted shares. No equity awards were issued during such year. As of December 31, 2020 and 2019, there were 145,000,000 shares of common stock outstanding (after giving effect to a 1,450,000-for-1 forward stock split on our common stock effected on February 25, 2021), resulting in a basic and diluted EPS of $0.59 and $0.52 per share, respectively. The increase in EPS is attributed to the net earnings growth described above.
Adjusted EBITDA
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Adjusted EBITDA increased $42 million, or 15.7%, from $268 million for the year ended December 31, 2020 to $310 million for the year ended December 31, 2021, primarily due to the increased gross profit contribution attributed to revenue growth and favorable program performance improvements.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Adjusted EBITDA increased $34 million, or 14.5%, from $234 million for the year ended December 31, 2019 to $268 million for the year ended December 31, 2020, primarily due to the increased gross profit contribution attributed to revenue growth and favorable revenue mix.
Adjusted EBITDA Margin
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Adjusted EBITDA Margin increased 120 bps from 9.6% for the year ended December 31, 2020 to 10.8% for year ended December 31, 2021. This was primarily due to gross margin expansion attributable to favorable program performance realized at our IMS segment driven by our Columbia Class efforts as noted above.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Adjusted EBITDA Margin increased from 8.6% for the year ended December 31, 2019 to 9.6% for year ended December 31, 2020. This was primarily due to gross margin expansion attributable to favorable mix from increased revenues from our higher margin ASC segment.
Adjusted EPS
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
For the year ended December 31, 2021, there were no changes in the number of basic and diluted shares. No equity awards were issued during such year. As of December 31, 2021 and 2020, there were 145,000,000 shares of common stock outstanding (after giving effect to a 1,450,000-for-1 forward stock split on our common stock effected on February 25, 2021), resulting in adjusted EPS of $1.14 and $0.73 per share, respectively. The increase in EPS is attributed to the net earnings growth as compared to 2020.

Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
For the year ended December 31, 2020, there were no changes in the number of basic and diluted shares. No equity awards were issued during such year. As of December 31, 2020 and 2019, there were 145,000,000 shares of common stock outstanding (after giving effect to a 1,450,000-for-1 forward stock split on our common stock effected on February 25, 2021), resulting in adjusted EPS of $0.73 and $0.52 per share, respectively. The increase in EPS is attributed to the net earnings growth noted above as well as COVID-19 response expenses and IPO related expenditures incurred in 2020.
Backlog
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Backlog decreased by $(430) million, or (13.1)%, from $3,291 million as of December 31, 2020 to $2,861 million as of December 31, 2021. The backlog decrease was driven by our progress on our Naval Programs within our IMS segment. Please see “—Review of Operating Segments” below for a more detailed analysis.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Backlog increased by $447 million, or 15.7%, from $2,844 million as of December 31, 2019 to $3,291 million as of December 31, 2020. The backlog increase was driven by our IMS segment, primarily attributed to the receipt of multi-year funding awards received on our naval power and propulsion programs. Please see “—Review of Operating Segments” below for a detailed analysis.
Leverage Ratio
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
For year ended December 31, 2021, our leverage ratio decreased to 0.5x from 0.9x for the year ended December 31, 2020. This was driven by improved Adjusted EBITDA of $42 million as compared to 2020 and the reduction in our net debt of $98 million as compared to the prior year. The net debt reduction was a result of the free cash flow generated during the period less amounts paid to acquire the strategic acquisition of Ascendant Engineering Solutions, LLC (“AES”).
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
For year ended December 31, 2020, our leverage ratio decreased to 0.9x from 2.3x for the year ended December 31, 2019. This was driven by improved Adjusted EBITDA of $34 million as compared to 2019 and the reduction in our net debt of $276 million as compared to the prior year. The net debt reduction was a result of the forgiveness of $300 million related party debt by US Holding and the repayment of certain related party debt obligations of $65 million, partially offset by the commencement of certain long-term finance leases and other financing obligations of $84 million.
Bookings
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Our business cycle is such that program allocated funding that supports our bookings is largely funded incrementally to support 12 - 15 months of revenue output, depending on the program. Throughout the fiscal years ended December 31, 2019 and 2020, we realized a surge in multi-year funding of programs that has impacted our bookings trend for the period ended December 31, 2021 but allows for our continued revenue growth. For the cumulative three-year period ended December 31, 2021 we have realized new awards totaling $8,573 million while generating revenue of $8,371 million a ratio of greater than 1:1. For the year ended December 31, 2021, we generated bookings of $2,595 million, 15.1% less than the $3,055 million realized during the year ended December 31, 2020. The decrease, as noted above, was anticipated as significant multi-year production awards were received during the year ended December 31, 2020. The multi-year production awards realized in 2020 includes the receipt of multi-year funding received on our naval power and propulsion programs to support the CVN 80/81 carriers program and production awards for next generation Dismounted Soldier Sensing and Airborne Force Protection programs with the U.S. Army, which reduced annual bookings by $210 million and $193 million respectively.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Bookings increased to $3,055 million, or 4.5%, for the year ended December 31, 2020 from $2,923 million for the year ended December 31, 2019. The increase was driven by significant awards in our IMS segment including the receipt of multi-year funding awards received on our naval power and propulsion programs to support the CVN 80/81 carriers program ($212 million). Additionally, our ASC segment received production awards for next generation Dismounted Soldier Sensing and Airborne Force Protection programs generating $30 million and $40 million of incremental bookings, respectively. This was offset by the significant TROPHY™ APS award received in 2019 ($195 million) that did not recur in 2020.
Free cash flow
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Free cash flow increased by $44 million, or 59.5%, to $118 million for the year ended December 31, 2021 from $74 million for the year ended December 31, 2020. This was primarily attributable to the increase in net earnings of $69 million realized during the period. The free cash flow contribution from net earnings was partially offset by an increase operating working capital relating to timing and the ongoing transition of development and the related contract asset liquidations.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Free cash flow decreased by $36 million, or 32.7%, to $74 million for the year ended December 31, 2020 from $110 million for the year ended December 31, 2019. This was primarily attributable to increases in operating working capital relating to timing and the ongoing transition of development programs to production.
Review of Operating Segments
The following is a discussion of operating results for each of our operating segments. We have elected to use Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, Bookings and Backlog to provide detailed information on our segment performance. Additional information regarding our segments can be found in Note 17: Segment information within the Consolidated Financial Statements.

	Year Ended December 31,			2021 vs. 2020 Variance		2020 vs. 2019 Variance
(Dollars in millions)	2021	2020	2019
Revenue:
ASC	$1,940	$1,958	$1,810	$(18)	(0.9)%	$148	8.2%
IMS	959	834	917	$126	15.1%	(84)	(9.1%)
Corporate & Eliminations	(20)	(14)	(13)	$(6)	42.9%	(1)	7.7%
Total revenue	$2,879	$2,778	$2,714	$102	3.7%	$64	2.3%
Adjusted EBITDA:
ASC	$220	$213	$169	$7	3.3%	$44	26.0%
IMS	90	55	63	35	63.6%	(8)	(12.7%)
Corporate & Eliminations	—	—	2	—	(100.0)%	(2)	NM
Total Adjusted EBITDA	$310	$268	$234	$42	15.7%	$34	14.5%
Adjusted EBITDA Margin:
ASC	11.3%	10.9%	9.3%	0.4%	4.2%	1.6%	17.2%
IMS	9.4%	6.6%	6.9%	2.8%	42.2%	(0.3%)	(4.3%)
Bookings:
ASC	$1,691	$2,019	$2,021	$(328)	(16.2)%	$(2)	(0.1%)
IMS	904	1,036	902	(132)	(12.7)%	134	14.9%
Total bookings	$2,595	$3,055	$2,923	$(460)	(15.1)%	$132	4.5%
Backlog:
ASC	$1,762	$2,066	$2,070	$(304)	(14.7)%	$(4)	(0.2)%
IMS	1,099	1,225	774	(126)	(10.3)%	451	58.3%
Total backlog	$2,861	$3,291	$2,844	$(430)	(13.1)%	$447	15.7%
Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020 and 2019
ASC
Revenue:
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
In total, ASC segment revenue decreased $18 million, or (1%), from $1,958 million for the year ended December 31, 2020 to $1,940 million for the year ended December 31, 2021. Though the Segment realized revenue growth on the transition from development to production on our recently awarded Next Generation dismounted soldier targeting system ($37 million) and the continuation of providing upgraded vehicle sensing for the Bradley Fighting Vehicle ($16 million), both with the U.S. Army, this growth was partially offset by a reduction in Second Generation ground vehicle components with the U.S. Army of $18 million, reduced demand of certain computing hardware and antenna programs with the U.S. Navy of $17 million and $15 million, respectively. Additionally, we realized a decline in bandwidth awards on our Global Network programs with various DoD customers reducing revenue by $27 million as compared to the prior year.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
The revenue growth at our ASC segment was driven principally by programs transitioning from development to production and increased deliveries in our next generation dismounted Soldier Sensing and Targeting Systems programs, resulting in $109 million of additional revenue as compared to the prior year. Additionally newly awarded advanced combat networking hardware and ruggedized maintenance support programs contributed $41 million and $29 million of additional revenue, respectively. Our ASC segment also realized annual revenue expansion through progress on our recently awarded electronic control systems program for the U.S. Navy shipboard launch system ($22 million) and Pilot Training ($29 million) programs. This revenue growth was offset in part by lower Airborne

Force Protection programs revenue resulting from the transition from our accelerated production efforts under the Urgent Operational Needs (“ONS”) program with the U.S. Navy in 2019 to development efforts to expand program capabilities in 2020, reducing revenue by $30 million. Additionally, a management decision to focus on program pursuits that better fit our strategic investment profile, lowered Naval common network services equipment by $64 million and lower throughput on antenna programs with the U.S. Navy of $16 million. In total, segment revenue increased $148 million, or 8.2%, from $1,810 million for the year ended December 31, 2019 to $1,958 million for the year ended December 31, 2020.
Adjusted EBITDA and Adjusted EBITDA Margin:
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
ASC’s Adjusted EBITDA increased by $7 million, or 3.3%, from $213 million for the year ended December 31, 2020 to $220 million for the year ended December 31, 2021. The EBITDA growth, contributed to the Adjusted EBITDA Margin increase from 10.9% for the year ended December 31, 2020 to 11.3% for the year ended December 31, 2021. The increase in Adjusted EBITDA is primarily attributed to the revenue increase noted above coupled with performance improvements in our electronic warfare, signal intelligence, computing hardware programs for the U.S. Navy’s shipboard launch systems and Bradley Ground vehicle sensing programs. Offsetting the improved program performance and revenue expansion is increased general and administrative costs driven primarily by increased investments in IR&D efforts to support the continued market position of the segment. The increased discretionary expenditures offset the margin expansion realized by improved program performance resulting in a slight decrease in Adjusted EBITDA margin of 40 basis points to 11.3%.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
ASC’s Adjusted EBITDA increased by $44 million, or 26.0%, from $169 million for the year ended December 31, 2019 to $213 million for the year ended December 31, 2020. Adjusted EBITDA Margin increased from 9.3% for the year ended December 31, 2019 to 10.9% for the year ended December 31, 2020. This increase in Adjusted EBITDA is primarily attributed to the revenue increase noted above coupled with a favorable program mix with revenue growth in our higher margin program areas including pilot training and the reduction in revenue from our lower margin Naval common network services equipment by $64 million. These increases were offset in part by changes in our assumed recovery for certain requests for equitable adjustments in certain electronics programs with the U.S. Navy impacting EBITDA by $11 million. The favorable program mix and revenue growth in excess of general and administrative costs growth contributed to the Adjusted EBITDA margin expansion of 160 basis points to 10.9%.
Bookings:
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
ASC’s bookings decreased by $328 million, or 16.2%, from $2,019 million for the year ended December 31, 2020 to $1,691 million for the year ended December 31, 2021. The bookings reduction to the prior year is attributed to multi-year production awards realized on our Next Generation of Family of Soldier Sensing Systems and Airborne Missile Warning programs with the U.S. Army which resulted a reduction in bookings of $156 million and $37 million, respectively. Additionally the lower demand of ruggedized computing maintenance support programs with the U.S. Army attributed to the decease over the prior year. Our bookings continue to be highlighted by our foundational programs including follow-on awards received for our ruggedized computing and battle management systems with the U.S. Army ($138M), our Submarine hardware upgrade programs with the U.S. Navy ($100M) and our Global Network program awards with Special Operations Command (“SOCOM”) and the U.S. Army ($132 million). The bookings reduction was partially offset by the receipt of a Ground Vehicle Remote Weapon Sight program with the US Army ($57 million) and the Air Force decision to equip the Joint Strike Fighter (JSF) lot 15 with pilot training systems ($37 million).

Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
ASC’s bookings decreased by $2 million, or 0.1%, from $2,021 million for the year ended December 31, 2019 to $2,019 million for the year ended December 31, 2020. Our bookings are highlighted by the continuance of our foundational programs including follow on Global Network program awards with Special Operations Command (“SOCOM”) and the U.S. Army and incremental funding on our MFoCS ruggedized computing hardware programs for $164 million and $180 million, respectively, and the Next Generation Thermal Weapon Sight and Limited Interim Warning System programs, which had significant bookings of $168 million and $74 million, respectively, an increase of $30 million and $67 million, respectively, compared to the prior year ended December 31, 2019.The bookings growth was more than offset by the previously disclosed transition from Airborne Force Protection ONS production awards received in 2019 to development programs resulting in a year over year bookings reduction of $72 million coupled with the strategic decision to focus our efforts and capacity on program pursuits that better fit our strategic investment profile, lowering our exposure to Naval common network services equipment by $37 million.
Backlog:
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
ASC’s backlog decreased by $304 million, or 14.7%, from $2,066 million for the year ended December 31, 2020 to $1,762 million for the year ended December 31, 2021. This was attributed to anticipated progress on the multi-year production awards received in 2020 for our Next Generation Soldier Sensing program with the U.S. Army.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
ASC’s backlog decreased by $4 million, or 0.2%, from $2,070 million for the year ended December 31, 2019 to $2,066 million for the year ended December 31, 2020. This was attributed to revenue slightly outpacing new bookings.
IMS
Revenue:
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
IMS revenue increased by $126 million, or 15%, from $834 million for the year ended December 31, 2020 to $959 million for the year ended December 31, 2021. The revenue increase was driven by contracted efforts to provide the U.S. Army with Mission Equipment Packages to support mobile short range air defense capabilities ($158 million) and continued progress providing power conversion equipment and electrical components and systems to the U.S. Navy to support the CVN 80/81 carrier ($72 million) and Columbia Class programs ($36 million). The IMS revenue growth was partially offset by the completion of the urgent operational needs TROPHYTM APS program ($93 million) which realized significant production efforts in 2020.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
IMS revenue decreased by $83 million, or 9%, from $917 million for the year ended December 31, 2019 to $834 million for the year ended December 31, 2020. This decrease was mostly attributed to the acceleration of $161 million of revenue on the APS program in 2019. Offsetting this decrease is incremental revenue generated from our recently awarded position on the Submarine Power Conversion program of $14 million and the receipt of our full rate production award for CUAS programs with the U.S. Army generating incremental $28 million of revenue as compared to 2019.

Adjusted EBITDA and Adjusted EBITDA Margin:
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
In total, IMS’s Adjusted EBITDA increased by $35 million, or 63.6%, from $55 million for the year ended December 31, 2020 to $90 million for the year ended December 31, 2021. Adjusted Margin increased 280 bps from 6.6% for the year ended December 31, 2020 to 9.4% for the year ended December 31, 2021. This increase in Adjusted EBITDA and margin improvement was attributed to the revenue expansion coupled with improved program performance on fixed price development program efforts including submarine power and propulsion system components for the U.S. Navy’s Columbia Class Program which realized losses of $37 million in the period ended December 31, 2020 as compared to $3 million during the current year.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
IMS’s Adjusted EBITDA decreased by $8 million, or 12.2%, from $63 million for the year ended December 31, 2019 to $55 million for the year ended December 31, 2020. Adjusted Margin decreased from 6.9% for the year end December 31, 2019 to 6.6% for the year ended December 31, 2020. This decrease in Adjusted EBITDA and margin reduction was attributed to cost growth on fixed price development program efforts including submarine power and propulsion system components for the U.S. Navy impacting EBITDA margins by $37 million. million for the year ended December 31, 2020. Adjusted Margin decreased from
Bookings:
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Bookings as of December 31, 2021 were $904 million highlighted by the receipt of awards totaling $250 million for mission equipment packages for counter unmanned short range air defense and $140 million for electrical propulsion components for production efforts on the Columbia Class Program. The bookings decreased $(132) million, or 12.7%, from $1,036 million as of December 31, 2020 driven primarily to the prior year multi-year awards received in the prior year to support the CVN 80/81 carriers driving a reduction in annual bookings of $210 million.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Bookings increased by $134 million, or 14.9%, from $902 million as of December 31, 2019 to $1,036 million as of December 31, 2020. This increase was driven by awards received to support the CVN 80/81 carriers generating incremental bookings of $212 million as compared to the prior year. Further, our CUAS programs generated $19 million of additional awards as those programs transitioned from development into full rate production. These increases were largely offset by a reduction of awards received on our TROPHY™ APS programs of $195 million.
Backlog:
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Backlog decreased by $(126) million, or (10.3%), to $1,099 million for the year ended December 31, 2021 from $1,225 million for the year ended December 31, 2020. The backlog reduction is due primarily to progress on our awards to support the CVN 80/81 program ($85 million).
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Backlog increased by $451 million, or 58.3%, to $1,225 million for the year ended December 31, 2020 from $774 million for the year ended December 31, 2019. This was due to strong bookings driven principally by our awards to support the CVN 80/81 program ($212 million) and increased unfunded backlog on our submarine power and propulsion system components and other hybrid drive programs by $101 million.

Quarterly Results
The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters in the period ended December 31, 2021. This data should be read in conjunction with our audited Consolidated Financial Statements and related notes included elsewhere in this document. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	2021				2019
(Dollars in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues	$820	$720	$658	$681	$826	$719	$650	$583
Interest expense	8	9	9	9	15	17	17	15
Net earnings	58	35	32	29	47	15	13	10
Adjusted EBITDA(1)	100	70	69	71	117	56	45	50
Free cash flow(1)	271	61	48	(262)	339	1	43	(309)
_______________
(1)See “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Measures—Non-GAAP Financial Measures” above for definitions of these measures. Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Leverage Ratio and free cash flow are non-GAAP measures. See “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Measures—Non-GAAP Financial Measures” above for reconciliations of these measures to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
Liquidity and Capital Resources
We endeavor to ensure the most efficient conversion of operating income into cash for deployment in our business and to maximize shareholder value through cash deployment activities. In addition to our cash position, we use various financial measures to assist in capital deployment decision-making, including cash provided by operating activities and free cash flow, a non-GAAP measure described in more detail below. We believe that the combination of our existing cash, access to credit facilities as described in Note 11: Debt and future cash that we expect to generate from our operations will be sufficient to meet our short and long-term liquidity needs. There can be no assurance, however, that our business will continue to generate cash flow at current levels or that anticipated operational improvements will be achieved. We may also pursue acquisitions or other strategic priorities that will require additional liquidity beyond the liquidity we generate through our operations. Our cash balance as of December 31, 2021 was $240 million compared to $61 million as of December 31, 2020.
The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
(Dollars in millions)	2021	2020	2019
Net cash provided by operating activities	$178	$125	$157
Net cash provided by (used in) investing activities	39	(70)	(151)
Net cash used in financing activities	(38)	(80)	(1)
Effect of exchange rate changes on cash and cash equivalents	—	1	1
Net increase (decrease) in cash and cash equivalents	$179	$(24)	$6
Free cash flow(1)	$118	$74	$110
________________
(1)Free cash flow is a Non-GAAP measure. The reasons we use this Non-GAAP financial measure and its reconciliation to the most directly comparable U.S. GAAP financial measure is provided above under “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Measures—Non-GAAP Financial Measures”.

Year Ended December 31, 2021 Compared to the Years Ended December 31, 2020 and 2019
Operating Activities
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
We generated cash from operating activities of $178 million for the year ended December 31, 2021 as compared to $125 million for the year ended December 31, 2020. This increase was primarily attributed to increased Net Income driven by our improved profitability and reduction in interest related expenditures which was offset in part by an increase in working capital during the period. In total our changes in our assets and liabilities absorbed $65 million of cash for the year ended December 31, 2021 compared to $46 million for the year ended December 31, 2020. The growth in net assets is primarily attributed to investments in Contract Assets as of December 31, 2021 which resulted in a $71 million use of cash during the period. Additionally, we also generated higher accounts receivables driving a cash usage of $54 million. This increase in working capital was partially offset by a $42 million reduction in our inventory levels attributed to progress on certain sensor programs within our ASC segment.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
We generated cash from operating activities of $125 million for the year ended December 31, 2020 as compared to $157 million for the year ended December 31, 2019. This decrease was primarily attributed to an increase in working capital resulting from a reduction in our vendor payable obligations in December 31, 2020 as compared to the prior year. This resulted in cash usage of $58 million. Additionally, we also generated higher accounts receivables driving a cash usage of $35 million. This increase in working capital was partially offset by a $65 million reduction in contract assets in connection with the achievement of billable milestones on development type programs, including our APS program, which reduced contract assets by $60 million during the year. In addition to the contract asset reduction, we also decreased working capital through the social security payroll tax deferral offered as part of the COVID-19 relief efforts.
Investing Activities
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Investing activities generated $39 million of cash during the year ended December 31, 2021 as compared to $70 million usage during the year ended December 31, 2020. The $109 million improvement in investing cash inflows is attributed to the 2020 loan of $115 million issued to US Holding. The loan was repaid during the 2021 fiscal year and a subsequent loan was not issued in December 2021. In addition during the year ended December 31, 2021 we completed an acquisition for $11 million offsetting the increase from our other investing activities. See Note 1. Summary of Significant Accounting Policies for further detail on the Ascendant Engineering Solutions (AES) acquisition.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Investing activities used $70 million of cash during the year ended December 31, 2020 as compared to $151 million during the year ended December 31, 2019. The $81 million reduction in investing cash outflows is attributed to the 2019 loan of $100 million issued to US Holding. The loan was repaid during the 2020 fiscal year and a subsequent loan was issued totaling $115 million in December of 2020. The net cash outflow of the intercompany loans was $15 million in 2020 compared to $100 million in 2019.
Financing Activities
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Cash used in financing activities for the year ended December 31, 2021 and December 31, 2020 was $38 million and $80 million, respectively. Cash used in financing activities consisted of the $20 million payment of our 5.0% Daylight term loan and the repayment of other short term debt obligations of $12 million.

Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Cash used in financing activities for the year ended December 31, 2020 and December 31, 2019 was $80 million and $1 million, respectively. Cash used in financing activities increased primarily as a result of the principal payment of our 4% term debt of $50 million and $15 million of principal reduction of the Daylight Term Loan.
Free Cash Flow
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Free cash flow increased by $44 million, or 59.5%, to $118 million for the year ended December 31, 2021 as compared to $74 million for the year ended December 31, 2020. This was primarily due to growth in net income and a reduction in Inventory of $42 million. This was partially offset by investments in our net asset position. See cash flows from operations for further detail.
Year Ended December 31, 2020 Compared With Year Ended December 31, 2019
Free cash flow decreased by $36 million, or 32.7%, to $74 million for the year ended December 31, 2020 as compared to $110 million for the year ended December 31, 2019. This was primarily due to growth in operating working capital driven from a reduction in accounts payable of $58 million and accounts receivable growth of $35 million year over year. This was largely offset by reduction in contract assets of $65 million as we completed development programs and transitioned them to production programs.
Material Cash Requirements
As of December 31, 2021, our material cash requirements were as follows:

	Payments Due by Period
(Dollars in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Borrowings with related parties(1)	$246	$34	$212	$—	$—
Loans from banks	15	15	—	—	—
Operating leases	106	27	44	21	14
Finance leases and other(2)	246	15	30	28	173
Post-retirement obligations(3)	137	13	27	28	69
Purchase commitments(4)	815	683	98	13	21
Total	$1,565	$787	$411	$90	$277
________________
(1)Includes scheduled interest payments.
(2)Finance leases and other includes a build-to-suit, failed sale leaseback asset obligation of $48 million as of December 31, 2021. See Note 11: Debt of our Notes to Consolidated Financial Statements.
(3)Post-retirement obligations include those amounts we expect to pay out in benefits payments and are further explained in Note 12: Pension and Other Postretirement Benefits of our Notes to Consolidated Financial Statements.
(4)Purchase commitments include open purchase orders with vendors for which the Company is contractually obligated.
Off-Balance Sheet Arrangements
As of December 31, 2021 and 2020, we had no significant off balance sheet arrangements.
Critical Accounting Policies and Estimates
The following is not intended to be a comprehensive list of all of our accounting policies. Our significant accounting policies are more fully described in Note 1: Summary of Significant Accounting Policies to the Consolidated Financial Statements. In many cases, the accounting treatment of a particular transaction is dictated by accounting principles generally accepted in the United States of America. Other areas require management's judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and costs and expenses during the reporting period. Ultimately, actual amounts may differ from these estimates. We believe that critical accounting estimates have the following attributes: (1) they require management to make assumptions about matters that are uncertain at the time of the estimate; and (2) different estimates we reasonably could have used, or changes in the estimates that are reasonably likely to occur, that would have a material effect on our consolidated financial condition or results of operations.
We believe the following critical accounting policies contain the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.
•Revenue Recognition and Contract Estimates
•Reviews for Impairment of Goodwill and Long-Lived Assets
•Pension Assumptions
•Income Taxes
Revenue Recognition on Contracts and Contract Estimates
We recognize revenue from contracts with customers using the five-step model prescribed in ASC 606. Substantially all of our contracts are accounted for using the over time, cost-to-cost accounting method as determined by the ratio of cumulative costs incurred to date to estimated total contract costs at completion. We believe this is an appropriate measure of progress toward satisfaction of performance obligations as this measure most accurately depicts the progress of our work and transfer of control to our customers.
Revenue and cost estimates for substantially all over time contract performance obligations are reviewed and updated quarterly. Contract estimates are based on various assumptions to project the outcome of future events that can span multiple years. These assumptions include labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials, the performance of subcontractors and the availability and timing of funding from the customer. Changes in estimates affecting sales, costs and profits are recognized in the period in which the change becomes known using the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date on a contract is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance are recognized using the adjusted estimate. The aggregate impact of adjustments in contract estimates are $34 million, $77 million, and $55 million for 2021, 2020, and 2019, respectively. The changes in estimates are primarily attributed to changes in our firm-fixed-priced development type programs. As changes happen in the design to meet required specifications, those changes often result in changes to the overall profitability of the programs. Our contract reviews are conducted at least quarterly in which we incorporate our best estimate to complete the program known at that point in time.
For further discussion, see Note 2: Revenue from Contracts with Customers to the Consolidated Financial Statements.
Reviews for Impairment of Goodwill and Long-lived Assets
Goodwill represents the excess purchase price paid to acquire a business over the fair value of net assets acquired. We review goodwill for impairment annually at each of our reporting units or when changes in circumstances indicate that the carrying value may not be recoverable. Such circumstances include a significant adverse change in the business climate for one of our reporting units or a decision to dispose of a reporting unit or a significant portion of a reporting unit.
We use both qualitative and quantitative approaches when testing goodwill for impairment. When determining the approach to be used, we consider the current facts and circumstances of each reporting unit as well as the excess of each reporting unit’s estimated fair value over its carrying value based on our most recent quantitative assessments. Our qualitative approach evaluates the business environment and various events impacting the reporting unit including, but not limited to, macroeconomic conditions (e.g., impact of COVID-19), changes in the business environment and reporting unit-specific events. If, based on the qualitative assessment, we determine that it is more likely than not that the fair value of a reporting unit is greater than its carrying value, then a quantitative assessment is not necessary. However, if a quantitative assessment is determined to be necessary, we estimate the fair value of the reporting unit and compare that to its carrying value. To the extent the carrying value exceeds the fair value of a reporting unit, an impairment is recorded for the amount equal to this excess.
Our estimate of fair value is based primarily on the discounted projected cash flows of the underlying operations and requires the use of judgment by management. The process requires numerous assumptions, including the timing of work embedded in our backlog, our performance and profitability under our contracts, our success in securing future business and the appropriate risk adjusted interest rate used to discount the projected cash flows. Due to the variables inherent in our estimates of fair value, differences in assumptions may have a material effect on the result of our impairment analysis.
As of December 31, 2021 and 2020, we completed qualitative assessments for our reporting units that did not identify the need for further analysis. As a result, no impairments to goodwill were recorded.
Long-lived assets held for use, which primarily includes finite-lived intangible assets and property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition are less than their carrying value. The long-term nature of these assets requires the estimation of their cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.
Pension Assumptions
Our defined-benefit pension and other post-retirement benefit costs and obligations depend on several assumptions and estimates. The key assumptions include interest rates used to discount estimated future liabilities and projected long-term rates of return on plan assets. The expected long-term rate of return is based on the market expectations at the beginning of the period for returns over the entire life of the related obligation. These retirement plan assumptions are based on our best judgment, including consideration of current and future market conditions. In the event any of the assumptions change, pension and other post-retirement benefit cost could increase or decrease. For further discussion about our retirement plan assumptions, see ‘
Note 12: Pension and Other Postretirement Benefits to the Consolidated Financial Statements.
Income Taxes
We account for income taxes under the asset and liability method in accordance with the accounting standard for income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Under this method, changes in tax rates and laws are recognized in income in the period such changes are enacted.
We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. If we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount or would no longer be able to realize our deferred income tax assets in the future as currently recorded, we would make an adjustment to the valuation allowance which would decrease or increase the provision for income taxes.
The provision for federal, state, foreign and local income taxes is calculated on income before income taxes based on current tax law and includes the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provision differs from the amounts currently payable because certain items of income and expense are recognized in different reporting periods for financial reporting purposes than for income tax purposes.
We recognize liabilities for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination and settlement with various taxing authorities. Liabilities for uncertain tax positions are measured based upon the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. We recognize interest and penalties related to uncertain tax positions in our income tax expense.
As of December 31, 2021 and December 31, 2020, we had gross deferred tax assets of $120 million and $154 million, respectively, and deferred tax asset valuation allowances of $10 million and $11 million, respectively. The deferred tax assets principally relate to benefit accruals, inventory obsolescence, tax benefit carryforwards and contract reserves. The deferred tax assets as of December 31, 2021 and December 31, 2020 include $21 million and $39 million, respectively, related to tax benefit carryforwards associated with net operating losses.
Accounting Standards Updates (ASU)
See Note 1: Summary of Significant Accounting Policies to the Consolidated Financial Statements for information regarding accounting standards we adopted in 2021 and other new accounting standards that have been issued by the Financial Accounting Standards Board but are not effective until after December 31, 2021.

MANAGEMENT
The following table sets forth certain information concerning our directors and executive officers. The respective age of each individual in the table below is as of September 9, 2022.

Name	Age	Position
William J. Lynn III	68	Chief Executive Officer and Chairman
David W. Carey*	77	Lead Independent Director
General George W. Casey, Jr. (Ret.)	74	Director
Kenneth J. Krieg*	61	Director
Peter A. Marino*	80	Director
Frances F. Townsend*	60	Director
Gail Baker	60	Director
Mary E. Gallagher	57	Director
John A. Baylouny	61	Executive Vice President, Chief Operating Officer
Michael D. Dippold	41	Executive Vice President, Chief Financial Officer
Mark A. Dorfman	48	Executive Vice President, General Counsel & Secretary
Sally A. Wallace	55	Executive Vice President, Business Operations
__________________
*Proxy holder. See “Certain Relationships and Related Transactions and Director Independence—Relationship with Leonardo S.p.A.—Commitment Letter” in this proxy statement/prospectus.
Directors
William J. Lynn III
Mr. Lynn has been a director since 2012 and has been our Chief Executive Officer since January 2012. Mr. Lynn also serves as chairman of our board. Prior to joining DRS in January 2012, Mr. Lynn served as the 30th United States Deputy Secretary of Defense from 2009 to 2011. From 2002 to 2009, Mr. Lynn was Senior Vice President of Government Operations and Strategy at the Raytheon Company. In this position, he directed strategic planning, oversaw merger and acquisition activities and supervised government relations. Previously, he served as the Chief Financial Officer and Under Secretary of Defense (Comptroller) from 1997 to 2001. From 1993 to 1997, he led strategic planning for DoD as Director of Program Analysis and Evaluation. Mr. Lynn worked for Senator Ted Kennedy as counsel to the Senate Armed Services Committee from 1987 to 1993.
Mr. Lynn is a member of the boards of Accenture Federal Services, the United Service Organizations, the Atlantic Council, the Marshall Legacy Institute and the Center for a New American Security. He has been recognized for numerous professional and service contributions, including four DoD Distinguished Public Service medals and the Distinguished Civilian Service Award from the Chairman of the Joint Chiefs of Staff. A graduate of Dartmouth College, Mr. Lynn holds a law degree from Cornell Law School and a master’s degree from the Princeton School of Public and International Affairs. Mr. Lynn brings to the board his extensive experience in national security, both in government and in industry.
David W. Carey
Mr. Carey has been a director since 2009, and a member of our Audit Committee since 2012. Mr. Carey also serves as lead independent director. Since 2008, Mr. Carey has operated a consulting practice providing business development and strategic advice to U.S. and foreign firms engaged in defense and intelligence electronics. From 2005 to 2008, he was an Executive Director with Blackbird Technologies Inc., and from 2001 to 2005 served as Vice President, Information Assurance for Oracle Corporation where he built and directed Oracle’s Information Assurance Center. Prior to 2001, Mr. Carey held several senior positions during a 32-year career at the Central Intelligence Agency including serving as Executive Director. In this capacity, he oversaw all of the Agency’s strategic planning, budgetary, procurement, financial, logistics and research and development activities as well as day-to-day operations.

In addition to serving on the board of DRS, Mr. Carey serves on the boards of OnPoint Consulting, Inc., Informatica Federal Operations Corp., and the CIA Officers Memorial Foundation Board. He previously served on the boards of ImageWare Systems, Inc. from 2006 to 2020 and Qinetiq North America from 2014 to 2019, and on the advisory board of Recorded Future Inc. from 2011 to 2019. Mr. Carey is a graduate of Cornell University and the University of Delaware. We consider Mr. Carey’s experience in key operational and leadership positions dealing with critical national security threats and challenges as a significant asset to our board. Mr. Carey is a proxy holder and was appointed to our board in accordance with the Commitment Letter.
General George W. Casey, Jr. (Ret.)
Gen. Casey has been a director since 2020. Gen. Casey is a published author, and currently serves as a Distinguished Senior Lecturer of Leadership at the SC Johnson College of Business, Cornell University, and as the Rice Family Professor of Practice at the Korbel School, University of Denver. He has lectured on leadership internationally at business schools and to numerous organizations, including Coca-Cola, Caterpillar, the National Australian Bank, Amazon, TDAmeritrade, Pentagon Federal Credit Union and General Electric. Before joining DRS, Gen. Casey served 41-years in the U.S. Army including from 2007 to 2011 as the 36th Chief of Staff of the U.S. Army where he led arguably the world’s largest and most complex organization with over 1.1 million personnel and an annual budget of over $200 billion. From 2004 to 2007 he commanded the Multi-National Force – Iraq, a coalition of more than 30 countries, and in that role worked to build-up Iraqi security institutions while battling an insurgency and sectarian violence.
Gen. Casey also serves as the Chairman of the Board of Governors of the United Service Organizations, and serves as a member of the board of CZ-US Holdings, the Ross Initiative in Sports for Equality, and the Center for Global Development. In addition, he serves as a member of the board of advisors for RallyPoint, Techwerks, Sarcos and Denver University Board of Trustees. Gen. Casey holds a master’s degree in international relations from Denver University. Gen. Casey brings to the board a deep knowledge of the military and a demonstrated history of leadership in the armed forces, academia, the non-profit sector and industry.
Kenneth J. Krieg
Mr. Krieg has been a director since 2008. Mr. Krieg serves as the head of Samford Global Strategies, an advisory and consulting practice which he founded in 2007. Since 2010, Mr. Krieg has also held the position of Executive in Residence with Renaissance Strategic Advisors, one of the leading consultancies supporting premier firms in the aerospace, defense, space, intelligence and government services industry. From 2001 to 2007, Mr. Krieg served in several positions within the DoD, including as the Undersecretary of Defense for Acquisition, Technology and Logistics from 2005 to 2007 where he had overall responsibility for the DoD’s procurement, research and development programs. Prior to joining the DoD, he spent 11 years working for the International Paper Company, most recently as Vice President and General Manager of the Office and Consumer Papers Division.
Mr. Krieg currently serves as lead independent director with BWX Technologies, Inc. and also serves as a member of the board of Sparton Corporation. He has previously served on the boards of Tempus Applied Solutions Holdings, Inc., API Technologies Corp. and Logistics Management Institute. Mr. Krieg has a bachelor of arts degree in history from Davidson College and a master’s degree in public policy from the Kennedy School of Government at Harvard University. Mr. Krieg has significant experience overseeing major research, development and procurement programs for the DoD. His background provides our board with valuable insight into acquisition priorities and considerations of the U.S. government and he has significant experience in FOCI mitigation and public company governance. Mr. Krieg is a proxy holder and was appointed to our board in accordance with the Commitment Letter.
Peter A. Marino
Mr. Marino has been a director, chair of our Government Security Committee and member of our Audit Committee since 2012. Since 1999, Mr. Marino has operated a sole proprietorship as a private consultant for government and industry on defense and intelligence issues. His clients have included the DoD, Department of Homeland Security, CIA, the Director of National Intelligence and both small and large defense and aerospace companies. From 1996 to 1999, he was CEO and President of Firearms Training Systems, from 1991 to 1996 was Senior VP E-Systems, Inc., from 1988 to 1991 was President and Chief Operating Officer of Fairchild Industries,

Inc., and from 1986 to 1988 was President and Chief Operating Office of Lockheed Electronics. Prior to that, Mr. Marino served in several positions with the CIA from technical officer and manager responsible for the design of electronic, mechanical and communications equipment, to senior executive official with responsibility for the support of worldwide technical operations of people and equipment for the Directorate of Operations.
Mr. Marino currently serves on the boards of QTS Realty Trust, Inc., System & Technology Research, Inmarsat US and RADA Technologies LLC, a RADA subsidiary, as well as several government and non-profit advisory boards. He previously served on the board of Engility Corporation from 2015 to 2018. Mr. Marino has a bachelor of science degree in physics from Rollins College, and a master’s degree from Pennsylvania State University. He also previously served as a Senior Executive Fellow at Harvard University. Mr. Marino’s broad experience in leadership roles in the defense industry and intelligence community help him bring a valuable perspective to our board. Mr. Marino is a proxy holder and was appointed to our board in accordance with the Commitment Letter.
Frances F. Townsend
Ms. Townsend has been a director and chair of our compensation committee since 2009. Presently, she is working as the EVP of Corporate Affairs, Corporate Secretary and Chief Compliance Officer at Activision Blizzard. From 2010-2020, Ms. Townsend worked at MacAndrews & Forbes Inc. and concluded her tenure there as Vice Chairman, General Counsel and Chief Administrative Officer. Before that she was Executive Vice President for Worldwide Government, Legal and Business Affairs working across MacAndrew’s portfolio companies focusing on international, legal, compliance and business development issues. From 2016 to 2022, Ms. Townsend was also an on-air senior national security analyst for CBS News. From April 2009 to October 2010, Ms. Townsend was a corporate partner with the law firm of Baker Botts, LLP. Prior to that, Ms. Townsend served as Assistant to President George W. Bush for Homeland Security and Counterterrorism and chaired the Homeland Security Council from 2004 to 2008. She also served as Deputy National Security Advisor for Combatting Terrorism from May 2003 to May 2004. Ms. Townsend also spent 13 years at the U.S. Department of Justice under the administrations of President George H. W. Bush, President Bill Clinton and President George W. Bush.
Ms. Townsend currently serves as a director with Chubb Limited, and Freeport-McMoRan Inc. She previously served on the boards of SciPlay Corporation (2019 to 2020), Scientific Games Corporation (2010 to 2020), and Western Union (2013 to 2020). Ms. Townsend serves on several non-profit boards including the Council on Foreign Relations, the Atlantic Council, the Center for Strategic and International Studies, the McCain Institute. Ms. Townsend received a bachelor of arts degree in political science and a bachelor of science degree in psychology from American University. She also received a juris doctor degree from the University of San Diego School of Law. Ms. Townsend brings to our board a deep understanding of national security issues and broad experience providing strategic advice in law, business and government. Ms. Townsend is a proxy holder and was appointed to our board in accordance with the Commitment Letter.
Gail Baker
Ms. Baker has been a member of our board since April 2021. Ms. Baker served as the President, Aftermarket services for Collins Aerospace from 2019 until her retirement in 2020. In this role, she led the worldwide commercial and military aftermarket business and customer service organizations, and her responsibilities included customer-tailored solutions, long-term aftermarket programs, spares planning and delivery, asset management, technical and strategic planning and management of 14 global maintenance, repair and overhaul facilities. From 2017 to 2019, Ms. Baker served as the President, Intelligence, Surveillance, Reconnaissance and Space Systems at Collins Aerospace. From 2015 to 2017, she served as the Vice President, Air Management Systems, European Entities and Aftermarket for UTC Aerospace Systems, a predecessor of Collins Aerospace. From 2011 to 2015 she also served as the President, Aerospace Customers and Business Development for UTC Aerospace Systems. Prior to that she held executive roles in engineering and customer management.
Ms. Baker serves on the board of advisors of Argosy Investment Partners-Capewell Aerial Systems and the board of directors of Aerojet Rocketdyne Holdings, Inc., where she also serves as chair of the nomination and government committee and member of the audit committee. Ms. Baker is the executive chair for the audit committee on the board of directors for the Hartford Bishops Foundation, Inc., a non-profit entity providing services throughout

Hartford, New Haven and Litchfield Counties in Connecticut. Ms. Baker received her bachelor’s degree in mechanical engineering from Worcester Polytechnic Institute and a master’s degree in mechanical engineering from Rensselaer Polytechnic Institute. Ms. Baker brings to the board valuable experience in key business and operational leadership roles within the defense industry.
Mary E. Gallagher
Ms. Gallagher has been a member of our board since April 2021. Ms. Gallagher served as Chief Financial Officer for Wheels Up, a membership-based private aviation company, from 2016 to 2018. From 2004 to 2016, Ms. Gallagher held a variety of top financial roles at United Technologies Corporation (now Raytheon Technologies Corporation), a global leader in aerospace and building technologies, most recently serving as Chief Financial Officer of Sikorsky Aircraft from November 2013 through June 2016. From 1996 to 2004, Ms. Gallagher served as the Vice President Controller and Chief Accounting Officer of Olin Corporation, a global manufacturer and distributor of chemical products and a leading U.S. manufacturer of ammunition. Prior to joining Olin, Ms. Gallagher spent nine years with KPMG in various positions in the audit, mergers/acquisitions, consulting and training groups.
Ms. Gallagher also serves as a director of Novaria Group, and as a director and Chair of the audit committee for both American Outdoor Brands and IronNet, Inc. Ms. Gallagher graduated from the University of Vermont in 1987 with a bachelor’s degree in accounting and earned her masters of business administration from the Massachusetts Institute of Technology in 2008. Ms. Gallagher is a Certified Public Accountant in New York, with extensive financial leadership roles and knowledge within the defense industry.
Executive Officers
The current executive officers (other than our chief executive officer, whose biography is included above in the directors information) are as follows:
John A. Baylouny
Mr. Baylouny has been our Executive Vice President and Chief Operating Officer since October 2018. In that role, Mr. Baylouny is responsible for overseeing the business operations and technical strategy of the Company. He was also the chairman of the AAC joint venture management committee. Prior to assuming the position of Chief Operating Officer, Mr. Baylouny served as our Chief Technology Officer from January 2017 to October 2018. Prior to that, Mr. Baylouny served as Vice President and General Manager of the Company’s Land Systems and Advanced ISR businesses from January 2014 to January 2017, among other leadership roles. Mr. Baylouny has more than 30 years of experience in the aerospace and defense industry with diverse experience in operational responsibility, general management, technology, product and system design and development, and program management.
Mr. Baylouny has a master’s degree in electrical engineering from Stevens Institute of Technology, and a bachelor of science degree in electrical engineering from Fairleigh Dickinson University.
Michael D. Dippold
Michael Dippold has been our Executive Vice President and Chief Financial Officer since January 2017. As the Chief Financial Officer, Mr. Dippold is responsible for overseeing our financial activities and operations, controllership, treasury functions, and economic and business-related strategies. Throughout his sixteen years at DRS, Mr. Dippold has held a variety of roles of increasing responsibility. Prior to assuming the position of CFO, Mr. Dippold served as Senior Vice President, Corporate Controller from December 2015 to January 2017, and Vice President, Assistant Controller from December 2010 to December 2015. Prior to joining DRS in 2006, Mr. Dippold spent three years at KPMG where he worked primarily on defense industry client accounts, including DRS.
Mr. Dippold received a bachelor of science degree in accounting from Pennsylvania State University.

Mark A. Dorfman
Mr. Dorfman has been our Executive Vice President, General Counsel and Secretary since February 2011. Mr. Dorfman is responsible for providing advice and counsel to the Company’s board of directors and executive leadership of the Company on legal and business matters. As the Company’s chief legal officer, Mr. Dorfman oversees the Company’s legal and regulatory affairs, including transactions, litigation, corporate governance, internal audit, contracts, insurance, intellectual property protection, and ethics and compliance programs (including environmental health and safety, international trade, and industrial and cyber security). Mr. Dorfman joined the Company in 2005 as corporate counsel and was promoted multiple times between 2006 and 2011 to his current executive leadership position.
Prior to joining DRS, from 1999 to 2005, Mr. Dorfman was a corporate attorney first at Chadbourne & Parke and then Lowenstein Sandler PC, where his practice included representation of corporate and other clients in connection with mergers and acquisitions, divestitures, public and private securities offerings, joint ventures and other complex transactions and providing advice and counsel on a variety of matters, including securities law and corporate governance.
Mr. Dorfman holds a bachelor of arts degree in political science from Emory University and a juris doctor degree from New York University School of Law.
Sally A. Wallace
Ms. Wallace has been our Executive Vice President, Operations since December 2016. As EVP Operations, Ms. Wallace is responsible for overseeing the policies and standards required for effective program execution. Ms. Wallace has more than 30 years’ experience, in roles of increasing responsibility, within the defense industry. Prior to assuming the position of Executive Vice President, Operations, Ms. Wallace was President of the C4ISR Group within DRS from April 2014 to December 2016, Vice President of Business Operations for DRS Maritime and Combat Support Systems Group from July 2008 to April 2014, as well as the Vice President and General Manager of DRS Power and Control Technologies from 2004 to July 2008.
Ms. Wallace has a master’s degree in business from the University of Chicago, a master’s degree in mechanical engineering from the University of Connecticut and a bachelor of science degree in engineering physics from Grove City College.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Corporate Governance
Board Composition and Director Independence
Our board is composed of eight directors, with one vacancy. Our directors are elected annually to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. Pursuant to the Commitment Letter, Leonardo S.p.A., US Holding, DCSA and the proxy holders have specified board designation and/or approval rights. The Commitment Letter requires that our board include the five proxy holders appointed by US Holding after consultation with Leonardo S.p.A. and approval by DCSA. The Commitment Letter also requires that our board include four additional directors consisting of our chief executive officer and three additional candidates, selected by the proxy holders in their sole discretion from candidates proposed by US Holding, after reasonable consultation with the nominating and corporate governance committee, subject to approval of DCSA in certain circumstances. See “Certain Relationships and Related Transactions and Director Independence—Relationship with Leonardo S.p.A—Commitment Letter” in this proxy statement/prospectus.
While the Commitment Letter remains in effect, the number of members on our board is determined in accordance with the Commitment Letter and therefore a fully constituted board consists of nine directors. During any period when the Commitment Letter is not in effect, the number of members on our board may be fixed by majority vote of the members of our board. While the Commitment Letter remains in effect, any vacancy in the board that results from the death, disability, resignation, disqualification or removal, or expiration of the term of (i) any proxy holder shall be filled by the new proxy holder appointed to take such proxy holder’s place in accordance with the Commitment Letter and (ii) any director who is not a proxy holder shall be filled by candidates determined in accordance with the Commitment Letter, by the majority vote of the proxy holders, subject to approval of DCSA in certain circumstances. During any period when the Commitment Letter is not in effect, any vacancy in the board shall be filled by an affirmative vote of at least a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.
Our board has determined that the proxy holders, Gen. Casey, Ms. Baker and Ms. Gallagher are “independent” as defined under the NASDAQ rules and the Exchange Act rules and regulations.
Board Committees
Our board maintains an audit committee, a compensation committee, a nominating and corporate governance committee and a government security committee. The composition of our government security committee is governed by the Commitment Letter. The following is a brief description of our committees.
Audit Committee
The primary purposes of the audit committee are to assist the board in overseeing (i) the quality and integrity of our financial statements, (ii) the qualifications, independence and performance of our independent auditor, (iii) our accounting, financial and external reporting policies and practices, (iv) the performance of our internal audit function and (v) our compliance with legal and regulatory requirements, including without limitation any requirements promulgated by the Public Company Accounting Oversight Board and the Financial Accounting Standards Board.
The members of our Audit Committee are Mr. Carey, Ms. Gallagher, and Mr. Marino, with Ms. Gallagher serving as Chair of the committee. Our board has designated Ms. Gallagher as an “audit committee financial expert” and each of Mr. Carey, Ms. Gallagher, and Mr. Marino has been determined to be “financially literate” under NASDAQ rules. Our board has also determined that Mr. Carey, Ms. Gallagher, and Mr. Marino are “independent” as defined under NASDAQ and Exchange Act rules and regulations.
Compensation Committee
The primary purposes of the compensation committee are to: (i) be responsible for general oversight of compensation and compensation-related matters; (ii) prepare any report on executive compensation required by the rules and regulations of the SEC for inclusion in our Form 10‑K; and (iii) take such other actions relating to our compensation and benefits structure as the compensation committee deems necessary or appropriate.
The members of our compensation committee are Ms. Baker, Gen. Casey, Mr. Krieg and Ms. Townsend, with Ms. Townsend serving as Chair of the committee. Our board has also determined that Ms. Baker, Gen. Casey, Mr. Krieg and Ms. Townsend are “independent” as defined under NASDAQ and Exchange Act rules and regulations.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee is responsible, among its other duties and responsibilities, for: (i) identifying individuals qualified and suitable to become board members and recommending to the board the director nominees for each annual meeting of stockholders; (ii) regularly reviewing our corporate governance policies and practices, including compliance with existing laws and regulations, corporate governance developments, emerging trends and best practices and recommend any proposed changes to the board of directors; and (iii) otherwise taking a leadership role in shaping our corporate governance policies. While the Commitment Letter is in effect, (x) the nominating and corporate governance committee will consist solely of proxy holders, each of whom will be appointed by US Holding after reasonable consultation with Leonardo S.p.A. and subject to DCSA approval, and (y) US Holding, in consultation with the nominating and corporate governance committee (and subject to approval of DCSA in certain circumstances), will have the right to identify non-proxy holder director candidates.

The members of our nominating and corporate governance committee are Mr. Carey, Mr. Krieg, and Mr. Marino, with Mr. Krieg serving as Chair of the committee. Our board has also determined that Mr. Carey, Mr. Krieg and Mr. Marino are “independent” as defined under NASDAQ and Exchange Act rules and regulations.
Government Security Committee
The Commitment Letter requires us to have a government security committee (the “GSC”), consisting of all proxy holders, our chief executive officer, our general counsel, our corporate facility security officer (“CFSO”) and our technology control officer (“TCO”), to the extent that such officers have adequate security clearances. The primary purpose of the GSC is to ensure that we maintain policies and procedures, including a technology control plan, to safeguard classified information in our possession and to ensure that we comply with the Commitment Letter, the ITAR, the EAR, and the NISPOM.
The members of the GSC are Mr. Carey, Mr. Krieg, Mr. Marino, Ms. Townsend, and Mr. Lynn, our Chief Executive Officer; Mr. Dorfman, our General Counsel; Robert Rixmann, our Corporate Facility Security Officer; and Gregory Hill, our Technology Control Officer, with Mr. Marino serving as Chair of the committee.
Compensation Committee Interlocks and Insider Participation
None of our executive officers serve, or in the past have served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our Company.
Lead Independent Director
Our board of directors has designated Mr. Carey to serve as our lead independent director.
Board Oversight of Risk Management
Our board believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. Our board, both directly and through its committees, is responsible for overseeing our risk management processes, with each of the committees of our board assuming a different and important role in overseeing the management of the risks we face.
Our nominating and corporate governance committee of our board of directors oversees overall enterprise risk and risks associated with the independence of our board of directors, potential conflicts of interest. Our audit committee is responsible for overseeing risks associated with financial matters including financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting. The compensation committee of our board has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. The government security committee of our board oversees risks associated with our obligation to safeguard classified information in our possession and our compliance with the Commitment Letter and applicable law and regulation including ITAR, EAR, and NISPOM.
Our senior management is responsible for implementing and reporting to our board regarding our risk management processes, including by assessing and managing the risks we face on a day-to-day basis. The role of our board in our risk oversight is consistent with our leadership structure, with our Chief Executive Officer and the other members of senior management having responsibility for assessing and managing our risk exposure, and our board of directors and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Introduction
The Compensation Discussion and Analysis provides the details of our executive compensation program and the decisions made as they relate to our Named Executive Officers (“NEOs”). The discussion below relates to compensation programs in effect for 2021.
Compensation Program Overview
Executive Compensation Philosophy
Our executive compensation philosophy is to provide market-based competitive total compensation to support our strategic plan for growth and success, attract and retain executives and other key employees to drive a superior performance culture, and closely link pay to the performance of our executives. Our management team strives to deliver optimal results through focused operational excellence, management of costs and investments, optimization of human capital, leadership, and driving collaboration across our businesses to achieve our strategic goals. The executive compensation and benefit programs are guided by the following principles:
•Pay for Performance. Our program is intended to reward superior past performance and create incentives for future exemplary performance that will create long-term value. To achieve these objectives, our compensation program is designed to reward long-term strategic management and to create a performance-oriented environment.
•Competitive Pay. We generally target NEO total direct compensation, base salary, annual incentive compensation, and long-term incentive compensation at or around the median of our peers, although we do not target a specific level and give consideration to a number of other factors. Our program provides the opportunity for above-median pay for above-median performance and below-median pay for below-median performance.
•Strategic Goals and Metrics. Annual Incentive Compensation (IC) metrics and targets are driven by the Company’s strategic, financial, and operational business goals. Long-Term Incentives (LTI) provide NEOs with a significant personal stake in the long-term success of the business by tying earned amounts to three-year financial performance cycles, facilitating retention of key talent, and aligning incentives with our long-term strategic goals.
•Leadership Recruitment and Retention. Compensation is designed to be competitive within our industry and to retain top talent. Our compensation program is designed to recruit, motivate, retain, and reward NEOs for delivering operational and strategic performance over time.
The compensation committee of the DRS board of directors (the “compensation committee”) intends to provide a balanced mix of short- and long-term compensation. When the compensation committee considers any component of the NEOs’ compensation, the aggregate value and mix of all components are taken into consideration. The compensation committee believes that each component of compensation is important and that it is the appropriate combination of these components that enable us to appropriately compensate and retain executives.
Compensation Components
To support our compensation philosophy, our NEO compensation program for 2021 provided a mix of fixed and variable compensation components that based the majority of each executive’s compensation on the success of the Company’s operating performance as measured by the financial metrics of bookings, adjusted earnings before interest, taxes and amortization (EBITA), working capital, and free cash flow from continuing operations, as well as the executive’s individual performance relative to the Company’s business goals of execution of our strategic operating plan, growth, taking care of our people, and environmental, social, and governance (“ESG”) initiatives.

Certain of the Company performance metrics are non-GAAP measures, as discussed in more detail under “Components of Compensation Program” below.

CEO			Other NEOs - Average
Base Salary	Annual Cash Incentive (target)	Long-Term Incentive (target)	Base Salary	Annual Cash Incentive (target)	Long-Term Incentive (target)
19%	21%	60%	31%	21%	48%
	Performance-Based			Performance-Based
	81% At Risk			69% At Risk
Executive Compensation Practices

	WHAT WE DO		WHAT WE DON’T DO

✓	External compensation consultant to review and advise on executive compensation with annual reporting to the compensation committee	«	Do not engage in executive compensation practices that encourage excessive risk

✓	Conduct annual proactive engagement with the compensation committee to discuss executive pay program	«	No excessive perquisites

✓	Align pay and performance using annual and multi-year measures of financial, operational, and business objectives	«	No excise tax gross-ups

✓	Short and long-term incentives based on clear, measurable goals tied to key financial and operational metrics that drive current and future business performance and value creation	«	No excessive change in control provisions

✓	Place maximum caps on incentive payouts consistent with market competitive practice	«	No deferred compensation offerings

✓	Include a clawback in all incentive compensation

✓	Double-trigger change in control agreement

✓	Thoughtfully selected peer group consisting of other aerospace and defense firms or companies from related industries with annual compensation committee review
The Compensation Process
Role of the Compensation Committee
The board of directors has delegated its authority to the compensation committee for certain compensation related matters. The compensation committee approves and is actively engaged in the design and implementation of the Company’s executive compensation program, with the support of the compensation consultant and Company management. In performing its duties, the compensation committee:
•Oversees the administration of the Company’s executive compensation program.
•Reviews, determines and approves the compensation levels for all NEOs annually.
•Receives advice from Willis Towers Watson, the Company’s compensation consultant.
•Reviews peer group and benchmarking data and other survey input from the compensation consultant.
•Evaluates the competitiveness of each executive officer’s total compensation package.

•Oversees and approves the cost and design of the Company’s retirement plans.
•Reviews and approves the individual and Company annual and long-term goals and objectives for the NEOs, evaluates the Company’s strategic, financial, and operational performance against those goals and objectives, and determines and approves all annual and long-term compensation earned by the NEOs based on this evaluation.
•Reviews competitiveness and business fit of overall executive compensation plans, philosophies, and policies.
Role of the Compensation Consultant
The Company retains Willis Towers Watson as its compensation consultant to provide advice on executive compensation matters. The role of the compensation consultant includes:
•Provides information on competitive market data in general executive compensation as it impacts NEOs.
•In consultation with management, develops peer group proxy data and provides survey data from likely sources of competition for executive talent to assess competitive levels and target positioning.
•Reviews and advises the compensation committee on executive compensation philosophy and programs, pay and performance alignment, and program design.
•Identifies market trends and practices and advises the compensation committee on program design implications.
•Advises compensation committee on other topics as the compensation committee deems appropriate.
The Company retained Willis Towers Watson to provide perspectives about market practices for executive compensation, peer Company analysis and selection, the levels and structure of the compensation program and compensation governance. During 2021, Willis Towers Watson performed the following specific services:
•Attended compensation committee meeting held in January for review and discussion of the compensation processes and to present the market benchmarking analysis.
•Provided regulatory education to the compensation committee.
•Provided information and advice relating to executive compensation matters and incentive plan design.
Willis Towers Watson also provided communication services and consulting and broker services to the Company in 2021. In 2021, the Company paid fees to Willis Towers Watson for its services as a compensation consultant of approximately $79,000, for its communication services of approximately $87,000, and for its consulting and broker services of approximately $390,000.
Role of Management
The Company’s chief executive officer evaluates the performance of other NEOs and makes recommendations to the compensation committee regarding base salary, annual compensation targets, and long-term cash incentive compensation targets for the NEOs other than himself. Other members of the Company’s management, including the chief financial officer; chief operating officer; general counsel; and senior vice president, human resources, make recommendations to the chief executive officer regarding annual and long-term incentive plan design and performance metrics, provide NEO analysis in collaboration with the compensation consultant and provide information and recommendations regarding board of director pay with guidance from the compensation consultant.
Use of Competitive Compensation Data
We demonstrate our commitment to aligning compensation with Company performance by strongly linking compensation to the strategic, financial and operational performance of the Company. The Company generally targets NEO total direct compensation at or around the median percentile of the peer group by component, although we do not target a specific level and give consideration to a number of other factors including level of responsibility, position held, job performance, years of experience in the position, internal pay equity, and market value. Realized compensation from other factors of wealth accumulation are not considered in setting current compensation levels. Our program provides for above-median pay for above-median performance and below-median pay for below-median performance. To the extent total compensation exceeds targeted levels, it is directly attributable to performance that increases Company value and exceeds measurable, clearly defined performance goals. Conversely, total compensation can be substantially less than target for performance that falls significantly short of pre-established targets.
The compensation committee analyzed competitive market data utilizing peer group and published survey data when evaluating NEO compensation levels. The peer group is representative of competitors within similar markets and industries and with comparable annual revenue. Peer group performance is a key relative measure for the Company’s annual incentive plan and performance-based LTIP metrics. The compensation committee, with guidance from Willis Towers Watson and management, used a 2020 peer group based on an analysis conducted in December 2020 consisting of the following 16 companies:

Peer Group Companies	Revenue (in millions)	Employee Population	Market Capitalization (in millions)
AAR Corp.	$2,072	4,800	$1,342
Aerojet Rocketdyne Holdings, Inc.	$1,982	4,814	$4,026
CACI International Inc.	$5,720	22,900	$6,018
Crane Holdings.	$3,283	13,000	$4,847
Cubic Corporation	$1,476	6,100	$2,014
Curtiss-Wright Corporation	$2,488	9,100	$4,956
FLIR Systems, Inc.	$1,887	4,265	$6,879
ManTech International Corporation	$2,223	8,900	$3,715
Moog Inc.	$2,885	12,623	$2,673
Perspecta Inc.(1)	$4,504	14,000	$3,894
SAIC, Inc.	$6,379	26,000	$5,532
Teledyne Technologies Inc.	$3,164	11,790	$13,632
Triumph Group, Inc.	$2,900	9,989	$669
Unisys Corporation	$2,949	20,800	$1,304
Viasat, Inc.	$2,309	6,100	$2,248
Woodward, Inc.	$2,496	7,248	$7,982
Leonardo DRS, Inc.	$2,879	6,700	n/a
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Data obtained using Standard & Poor’s Capital IQ database and reflects the most recent fiscal year.
(1)Perspecta, Inc. was a new addition to the 2020 Peer Group Companies.
Components of Compensation Program
Annual Base Salary
The goal of our base salary is to provide a competitive, fixed rate of cash compensation. Base salaries are reviewed annually, and increases, when they occur, are driven primarily by changes in the market. For 2021, we adjusted the salaries for all of our NEOs. We believe that organizations perform well over the long term when they make an effort to pay salaries at or near the market median and create opportunities for executives to earn above-

median compensation through annual and long-term incentives that are awarded based on performance relative to challenging and clear performance goals. The base salary earned by each NEO for 2021 was:

Name	Base Salary(1)
William J. Lynn	$1,157,249
John Baylouny	$522,500
Mike Dippold	$476,000
Mark Dorfman	$430,540
Sally Wallace	$440,840
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(1)Base salary reflects salary increases received in April 2021 as part of the annual performance review cycle, and approved by the compensation committee in March 2021.
Annual Incentive Compensation
The NEOs were eligible to earn an annual cash incentive award under our Incentive Compensation Plan (the “ICP”) for performance in 2021. The ICP is designed to make a significant portion of each NEO’s total cash compensation contingent upon the successful achievement of certain annual company financial and individual strategic, operational and ESG goals. For that reason, 75% of the NEOs’ annual incentive target is tied to financial performance, while the remaining 25% is tied to significant individual strategic and operational goals. The incentive received is based on both Company and individual performance against specific, measurable goals established at the beginning of the year and approved by the compensation committee. For individual performance, the chief executive officer assesses the other NEOs’ individual contributions, and the compensation committee assesses and approves the chief executive officer’s contributions and approves the chief executive officer’s assessment of each NEO’s contributions.
Targets for Annual Incentive
Each NEO’s target annual incentive, as a percentage of base salary, was determined during our annual compensation benchmarking process and is generally designed to provide total cash compensation at or around the market median of our peer group and balances other considerations such as Company performance, complexity of the role, length of service, future expected contributions, and impact to the Company’s annual growth and profitability. Consistent with peer and market practice, the maximum incentive award that can be earned under the ICP is two times the target amount with the exception of the CEO. The maximum target incentive for the CEO is capped at a maximum of 200%. For performance that falls significantly short of the pre-established target, there may be no payout.

Name	Base Salary	Target Incentive (% of Base)	Target Incentive	Maximum Incentive (% of Base)	Maximum Incentive $
William J. Lynn	$1,157,249	110%	$1,272,974	200%	$2,314,498
John Baylouny	$522,500	75%	$391,875	150%	$783,750
Mike Dippold	$476,000	70%	$333,200	140%	$666,400
Mark Dorfman	$430,540	65%	$279,851	130%	$559,702
Sally Wallace	$440,840	65%	$286,546	130%	$573,092
Performance Metrics for Annual Incentive
For 2021, the annual incentive for each NEO was determined based on two categories of performance metrics: four weighted financial metrics totaling 75% of the award opportunity; and individual strategic, operational, and ESG goals weighted at 25% of the award opportunity. At the beginning of 2021, the Company financial performance metrics were approved by the compensation committee to align our annual operating plan, reflect the Company’s strategic plan, and to ensure challenging goal-setting. Individual strategic, operational, and ESG goals were developed independently between the respective NEO and chief executive officer. The individual strategic, operational, and ESG goals for the chief executive officer’s annual incentive were developed by the chief executive officer and presented to the compensation committee for consideration and approval. All goals are tied to strategic business needs for the coming year and are pushed down through the organization to align all incentive pay participants with Company goals and objectives. The compensation committee determines the final payout by considering the NEOs’ achievements and contributions during the year as well as Company performance, market conditions and difficulty of achieving the goals.
2021 Financial and Individual Performance Targets and Achievement for Annual Incentive
Financial Performance Metric. Each financial performance metric is weighted, with the performance thresholds and payout ranges shown in the table below and no payout earned for performance below the minimum threshold:

Payout Ranges for Financial Performance Metrics
Performance Thresholds*	Bookings	Working Capital	EBITA-Adjusted	FCF
Minimum (90%)	40%	40%	40%	40%
Target (100%)	100%	100%	100%	100%
Maximum (125%)	200%	200%	200%	200%
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*Interpolation used between these points.
The 2021 Company financial performance objectives are set forth in the table below:

Performance Metric(1)	Weighting	Minimum (in millions)	2021 Target (in millions)	Maximum ( in millions)
Bookings(2)	20%	$2,340.0	$2,600.0	$3,250.0
Working Capital(3)	20%	Refer to Working Capital Performance Metric Table
Adjusted EBITA(4)	30%	$230.4	$256.0	$320.0
Free Cash Flow(5)	30%	$134.7	$149.7	$187.1
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(1)Targets calculated in accordance with International Financial Reporting Standards (IFRS). The Company used IFRS as its principal method of accounting.
(2)“Bookings” is calculated as the total value of contract awards received from the U.S. government for which it has appropriated funds and legally obligated such funds to the Company through a contract or purchase order, plus the value of contract awards and orders received from customers other than the U.S. government.
(3)For purposes of the Working Capital refer to the Working Capital Performance Metric table below. it is based on quarterly turns and weighted based on quarterly achievement at 10% Q1 - Q3, and 70% for Q4.
(4)Adjusted EBITA is calculated as our net earnings before income taxes, amortization of acquired intangible assets, restructuring costs, interest, deal related transaction costs, acquisition and divestiture related expenses, foreign exchange, non-service pension expenditures and other one-time non-operational events.
(5)“Free Cash Flow” is calculated as cash flows provided by operating activities and the cash flows provided by (used in) investing activities pertaining to capital expenditures and proceeds generated from the sale of assets.

2021 Working Capital Performance Metric(1)
Quarter	Weighting	Minimum (in millions)	2021 Target (in millions)	Maximum (in millions)
Q1	10%	2.85	3.16	3.95
Q2	10%	3.13	3.48	4.35
Q3	10%	3.53	3.92	4.90
Q4	70%	4.27	4.75	5.93
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(1)Working Capital is based on quarterly turns and weighted based on quarterly achievement at 10% Q1 - Q3, and 70% for Q4.
The ICP financial performance objectives were subject to adjustment by the compensation committee, as recommended by the chief executive officer, for any of the following events: asset write-downs; significant litigation or claim judgments or settlements; the effect of changes in tax laws, accounting standards or principles, or other laws or regulatory rules affecting reporting results; any reorganization and restructuring programs; extraordinary nonrecurring items; acquisitions or divestitures; foreign exchange gains and losses; a change in the Company’s fiscal year; and any other nonrecurring events. The chief executive officer, with the approval of the compensation committee, had the discretion to determine that no award would be earned by a participant if the Company’s Adjusted EBITA for the year did not exceed 50% of the Adjusted EBITA target established for the 2021 ICP.
Individual Performance Objectives (25% of Incentive Opportunity). The individual strategic, operational, and ESG goals are specific, measurable goals, can be quantitative or more subjective, and are evaluated based on their relative importance to the strategic and operational performance, solid execution, and success of the Company. The chief executive officer provides a goal rating from 0% to 200% for each of the other NEO’s individual strategic and operational goals, and the goal ratings are averaged to determine each NEO’s overall goal rating. The compensation committee is presented with each NEO’s achievement of his or her individual strategic and operational goals, and the overall goal rating for review and approval. For the chief executive officer, the compensation committee reviews the individual strategic, ESG, and operational goal performance, and approves an overall goal rating.
Earned Awards. In January 2022, the level at which each of the NEOs earned the award opportunity under the ICP was recommended by the chief executive officer (for NEOs other than the chief executive officer) and approved by the compensation committee, and determined by the compensation committee for the chief executive officer. The 2021 ICP awards were paid in March 2022.
The chief executive officer, with compensation committee consent, has the ability to apply an additional factor to the ICP earned award for the other NEOs, referred to as a discretionary factor, which is an increase or decrease to an ICP earned award. The discretionary factor adjusts the ICP earned award under the ICP performance objectives (Company and individual) for an NEO when there is outstanding performance, or when an NEO has fallen short of expectations in the plan year. The compensation committee has the sole authority to apply a discretionary factor to the chief executive officer’s ICP earned award.
The compensation committee approved the final ICP earned award for each of the NEOs, based on Company and individual performance, and any discretionary factor. In no event may the ICP final earned award exceed 200% of the NEO’s target award opportunity.
2021 Incentive Performance Achievement
Company Performance (75% of Incentive Opportunity). The compensation committee determined that the achieved ICP company performance objectives for 2021 were as follows; achievement of bookings, slightly above target level achievement of EBITA and free cash flow, and for working capital slightly below target level achievement for Q1 and below minimum performance threshold for Q2 through Q4.

Performance Objective	2021 Plan (in millions)	Actual 2021 Performance (in millions)[1]	% Performance Achieved	ICP Performance Factor(2)	Weighting	Weighted Performance Factor(3)
Bookings	$2,600	$2,596	100%	100%	20%	20%
Working Capital(4)	Refer to Working Capital Achievement Table				20%	1%
Adjusted EBITA	$256	$258	101%	104%	30%	31%
Free Cash Flow	$150	$152	101%	104%	30%	31%
Total Financial Performance Achievement					100%	84%
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(1)Actual performance was calculated in accordance with IFRS. The company used IFRS as its principal method of accounting.
(2)After the Percentage of Performance Achieved is calculated for each metric, an interpolation table is used to determine the ICP Performance Factor.
(3)The Weighted Performance Factor is calculated for each metric based on applying the Weighting to the ICP Performance Factor. The Financial Performance Achievement is the total of the Weighted Performance Factors, and is used along with the Individual Performance Achievement to determine the Calculated Award.
(4)Working Capital is based on quarterly turns and weighted on quarterly achievement. Working Capital Financial Achievement as follows:

2021 Working Capital Achievement

Quarter	2021 Plan (in millions)	Actual 2021 Performance (in millions)	% Performance Achieved	ICP Performance Factor	Weighting	Weighted Performance Factor(3)
Q1	3.16	2.96	94%	64%	10%	6%
Q2	3.48	3.09	89%	—%	10%	—%
Q3	3.92	3.22	82%	—%	10%	—%
Q4	4.75	3.62	76%	—%	70%	—%
Working Capital Financial Achievement/Performance Factor (20%)						1.2%
Individual Performance (25% of Incentive Opportunity). The individual strategic and operational goals for each NEO were designed to reflect the significant individual performance expectations for the NEO and reward notable achievements that exceeded expectations. Each NEO is expected to contribute to the financial performance of the Company beyond that specifically recognized in the financial performance metrics listed in the table above. The NEO’s results of their individual strategic and operational goals were taken into consideration by the compensation committee to determine the individual performance achievement for each NEO and are reflected in the level at which the individual performance metric was achieved.

Name	Individual Performance Achievement (1)	Individual Performance Summary
William J. Lynn	200%
•In order to continue to strengthen DRS, led our team through intensive portfolio shaping analysis to transform the Company strategically and financially to increase our revenue growth rate and improve operating margins.
•The Company experienced continued growth for the fifth straight year in 2021, achieving 4% top line growth, and growing profit by 27% and free cash flow by 58%.
•Improved operating efficiency, achieving our goal of $45 million in savings. Implemented an aggressive risk mitigation approach for supply chain by buying ahead of need, finding new suppliers, and consolidating purchases that greatly reduced the impact.
•Continued priority to keep our workforce and their families safe during the pandemic. In 2021, we achieved an 87% employee vaccination rate.
•Expanded our diversity and inclusion program by launching our employee resource group program, mERGe, with Women in Technology becoming our first group under the new mERGe program.
•DRS sustainability initiatives included increased use of renewable energy, facility improvements to increase energy efficiency, reductions in our overall facility footprint, and our diversity initiatives.

Name	Individual Performance Achievement (1)	Individual Performance Summary
John Baylouny	200%
•Improved customer satisfaction, leading to new awards, by helping to retire legacy issues and improving program performance, execution, and on time delivery.
•Leading the effort working with Human Resources and Legal, continued to manage the company’s COVID-19 plans to prioritize employee’s safety and maintain business continuity.
•A maturing enterprise and program risk and opportunity management process has identified and escalated issues rapidly resulting in an improved predictability of business performance.
•Continued to lead the company’s operational excellence program, APEX, to focus on customers, quality, efficiency, and process improvements across all businesses.
•Working closely with our business leaders, through succession-planning efforts filled key vacancies with internal talent reducing the impact of management disruption.
•Led the operational leadership team for the Company, and provided guidance and removed barriers to enable the team to succeed.

Mike Dippold	200%
•Supported the CEO and led the finance team through intensive portfolio shaping analysis to transform the Company strategically and financially to increase our revenue growth rate and improve operating margins.
•Transformed the corporate financial team to support company reporting requirements, and compliance activities required of a public company.
•Led the Company’s efforts to prepare for a public offering, creating financial models, US GAAP reporting, capital structure, developing capital structure, and developing management presentations.
•Worked closely with our financial leaders across the Company to monitor achievement of business goals, and provide for early identification of risks.
•Monitored the Company’s risks associated with COVID-19 and high inflation for rising cost of materials, labor, and impact of supply chain disruptions.
•As a member of the executive team, provided advice, guidance, and counsel on the Company’s strategic objectives to support highly efficient and growth-oriented performance.

Name	Individual Performance Achievement (1)	Individual Performance Summary
Mark Dorfman	200%
•Regularly provide valued advice and counsel to the senior leadership and board of directors of the Company on matters of great importance.
•Led the Company’s complex legal and regulatory efforts to enhance the governance, controls, and processes in place to support a public offering.
•Successfully navigated federal and state COVID-19 regulations, ensuring compliance while minimizing business impact.
•Continued to deliver highly effective and innovative ethics, compliance, and industrial security programs.
•Provided leadership and oversight to the cybersecurity team which received a perfect score on a defense industrial base cybersecurity assessment.
•Opened new markets and channels for our products through a best-in-class international trade program.

Sally Wallace	160%
•Led efforts to integrate the strategic planning process and the business operating plans for seamless standardized planning, risk and opportunity management and Estimate at Completion (“EAC”) development.
•Enhanced the Company’s reporting capabilities of programmatic data, improving our business-level performance and early identification of program risks.
•Instrumental in developing processes and tools for the management of risks and opportunities by strengthening the EAC process.
•Works closely with the business leaders to integrate IT, Enterprise Resource Planning, business intelligence, program management, risk and opportunity management, apex and finance initiatives to ensure alignment and increase the business performance.
•Provided leadership guidance as the executive sponsor for the company’s Diversity Advisory Group.

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(1)Individual Performance Achievement can range from 0% to 200%. As referenced in the Individual Performance Objectives section, this component is weighted at 25%, and when multiplied by the Individual Performance Achievement determines an Individual’s Performance Achievement Factor.
Annual Incentive Plan (ICP) Earned Award Payment
The table below summarizes the NEOs’ targets and the compensation committee’s determination of ICP earned awards based on financial and individual performance achievement.

Name	Target Incentive (% of Base)	Target Incentive	Financial Achievement (1)	Individual Performance Achievement (2)	Calculated Award(3)	Discretionary Factor Award(4)	Earned Award(5)	Overall Achievement (6)
William J. Lynn	110%	$1,272,974	$801,974	$636,487	$1,438,461	1.2	$1,726,200	136%
John Baylouny	75%	$391,875	$246,881	$195,938	$442,819	1.2	$531,400	136%
Mike Dippold	70%	$333,200	$209,916	$166,600	$376,516	1.2	$451,900	136%
Mark Dorfman	65%	$279,851	$176,306	$139,926	$316,232	1.2	$379,500	136%
Sally Wallace	65%	$286,546	$180,524	$114,618	$295,142	1.2	$354,200	124%
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(1)Financial Achievement is based on Company Performance Factor of .84, and weighted at 75%.
(2)Individual Performance Achievement is the NEO’s calculated percentage achievement for individual goals and objectives which are weighted at 25%.
(3)Calculated Award is the sum of the Financial and Individual Achievement.

(4)A Discretionary Factor Award may be applied at the discretion of the Committee based on superior performance or extraordinary efforts unrelated to achievement of performance objectives, and is a multiplier on the Calculated Award.
(5)The Earned Award is the Calculated Award with the Discretionary Factor applied. The Earned Award Amounts are rounded to the nearest $100.
(6)The Overall Achievement represents the percentage achievement of the Target Incentive.
Long-Term Incentive
Amendment to the Long-Term Incentive Plan
We historically have awarded cash-based long-term incentive opportunities to the NEOs under our 2014 Long-Term Incentive Plan (“LTIP”), rather than equity-based opportunities. In May of 2021, the board of directors approved an amendment to the LTIP to provide for the treatment of unvested LTIP grant awards, the terms of 2021 and future awards, and the treatment of awards upon the occurrence of a potential public offering. The amended LTIP aligns our long-term incentive compensation, including updated performance metrics, to similar public aerospace and defense companies. On average, the LTIP comprises approximately 48% of each NEO’s target total direct compensation, which provides our executives with a significant personal stake in the long-term success of DRS.
Treatment of Unvested 2019 and 2020 LTIP Grant Awards
The Company performance component for any LTIP awards that were issued prior to January 1, 2021 will be deemed satisfied at 100% of the remaining target award. For awards issued in 2019, the remaining performance components will be paid in 2021 and 2022 and the retention component will be paid in 2022. For awards issued in 2020, the two remaining performance components will be paid in 2022 and 2023 and the retention component will be paid in 2023. The all LTIP awards are contingent upon the participant’s continued employment on the date of each payment.
Treatment of 2021 LTIP Grants and Future Awards
The Company utilizes our long-term incentive plan to attract and retain key talent and promote effective use of the company’s resources to achieve expected and superior performance. In order to motivate participants to consistently deliver high performance, under the Amended LTIP, 50% of the LTIP award is a performance component contingent on the achievement of certain multi-year Company performance goals, and 50% of the award is a retention component. On average, the LTIP comprises approximately 48% of each NEO’s target total direct compensation. This provides our executives with a significant personal stake in the long-term success of DRS. As delegated by the board of directors, the LTIP is administered by the compensation committee. Each NEO’s annual target and earned award recommendation are approved by the compensation committee.
Targets for Long-Term Incentive
The aggregate target opportunity for each NEO under the LTIP was established using competitive benchmarking at or around the market median and balances other considerations such as Company performance, complexity of the role, length of service, future expected contributions, and impact to long-term growth and profitability. We believe the LTIP allows for the consideration of other factors in addition to the quantitative metrics that drive annual incentive payments. Earned awards provided under the LTIP may range from 0% to 200% of the target award opportunity. The annual LTIP target awards for the NEOs are shown in the table below.

Name	LTIP Target
William J. Lynn	$3,580,000
John Baylouny	$975,000
Mike Dippold	$800,000
Mark Dorfman	$560,000
Sally Wallace	$560,000

Vesting Terms for Long-Term Incentive
The 2021 LTIP target awards were comprised of two components, a Company financial performance component designed to tie compensation opportunities to achievement of certain company performance goals measured over the three-year performance cycle; and a retention component to encourage the retention of key employees. The two components combined provided a total compensation opportunity competitive with the businesses with which the Company competes.

Component	End of Year 1	End of Year 2	End of Year 3
Retention (50%)	33.3%	33.3%	33.3%
Performance (50%)			100%
Retention. The retention component comprised 50% of each NEO’s 2021 target LTIP award, vesting in three equal annual installments over the period from January 2021 through December 2023. In order to be eligible for payment of any portion of the retention component of the LTIP award, the NEO must be actively employed by the Company and in good standing on the date of payment.
Company Performance. The Company performance component comprised 50% of each NEO’s 2021 target LTIP award, and will be payable after the end of the three-year performance cycle, the NEO must be actively employed by the Company and in good standing on the date of payment.
The Company performance metrics for the 2021 LTIP as approved by the compensation committee in May 2021, comprise metrics measured over 2021, 2022 and 2023. The performance is measured based on relative adjusted net earnings weighted at 40%, revenue growth and return on invested capital weighted at 30%, with the performance thresholds and payout ranges shown in the table below and no payout earned for performance below the minimum threshold:

Company Performance Goal Weighting		Payout Ranges for Company Performance Component (1)
Metric		Performance Thresholds (2)	Relative Adjusted Net Earnings (3)	Return on Invested Capital	Revenue Growth
Relative Adjusted Net Earnings	40%	Minimum (50% payout)	40%	11%	3%
Revenue Growth	30%	Target (100% payout)	60%	12.5%	5%
Return on Invested Capital (ROIC)	30%	Maximum (200% payout)	80% or more	14% or more	8%
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(1)Company performance component payable after 3rd year
(2)Interpolation used between these points
(3)Relative adjusted net earnings to convert to Total Shareholder Return (TSR) if the Company becomes publicly traded
Approval of Performance Achievement for the Long-Term Incentive
Earned award recommendations for each of the NEOs are approved by the compensation committee. The compensation committee has the authority to adjust the LTIP performance objectives for any of the following events: asset write-downs; significant litigation or claim judgments or settlements; the effect of changes in tax laws, accounting standards or principles, or other laws or regulatory rules affecting reporting results; any reorganization and restructuring programs; extraordinary nonrecurring items; acquisitions or divestitures; foreign exchange gains and losses; a change in the Company’s fiscal year; and any other nonrecurring events. The LTIP permits the compensation committee to exercise negative discretion to reduce or eliminate an award that would have been earned under the performance objectives as the compensation committee determines appropriate.

2021 Long-Term Incentive Award Achievement
Each of the NEOs were granted long-term incentive awards in 2019, 2020, and 2021 with partial vesting, as show in the table below.

LTIP Award Grant Date	Metric	Target Weighting	Achievement %	Achievement Award Factor %
2021 (1)	Retention	16.67%	100%	16.67%
2020 (2)	Retention	23.34%	100%	23.34%
2019 (3)	Retention	23.34%	100%	23.34%
2019 (4)	Retention	30%	100%	30%
2021 (3-Year Performance Cycle) Total LTIP Award Factor: 93%
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(1)2021 Award is based on 1/3 of a 50% retention component.
(2)2020 Award is based on 1/3 of a 70% performance component which was converted to a retention target award.
(3)2019 Award is based on 1/3 of a 70% performance component which was converted to a retention target award.
(4)2019 Award includes a 30% retention component.
As a result of the achievement for the components of the LTIP awards shown in the table above, each NEO earned the following 2021 LTIP Total Payment, which were approved in February 2022, and were paid in April 2022, subject to continued employment of the NEO through the payment date:

Executive	LTIP Award
	LTIP Target	% Target Earned	Total Payment(1)
William J. Lynn	$3,580,000	93%	$3,341,333
John Baylouny	$975,000	93%	$910,000
Mike Dippold	$800,000	93%	$746,667
Mark Dorfman	$560,000	93%	$522,667
Sally Wallace	$560,000	93%	$522,667
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(1)Total 2021 LTIP payment reflect the LTIP amounts for unvested awards for 2019, 2020, and 2021.
Benefits and Perquisites
The benefits provided by the Company are an important tool used to attract and retain executive talent. These benefits are designed to be competitive, cost-effective, and support the overall needs of our employees. The NEOs are eligible to participate in health and welfare benefits, retirement benefits, and executive perquisites.
Company-Sponsored Retirement Plans
Leonardo DRS 401(k) Plan. We sponsor a 401(k) Plan, a tax-qualified defined contribution plan, for our eligible employees, including the NEOs. Each NEO is eligible to make before-tax contributions to the 401(k) Plan, and after-tax contributions through a Roth 401(k) (or any combination of the foregoing), up to plan and tax law limits. The 401(k) Plan also provides participants with the opportunity to earn a Company match contribution. During 2020, the 401(k) Plan provided for a Company-matching contribution of 100% on contributions up to the first 5% of eligible pay for NEOs.
Defined-Benefit Retirement Plan. Certain employees participate in the Pension Plan for Employees of DRS Naval Power Systems, Inc., a Company-sponsored, tax-qualified, noncontributory defined-benefit plan (the “Pension Plan”). The Pension Plan was amended in October 2011 to freeze benefits for participants as of December 31, 2011. Benefits under the Pension Plan are accrued benefits calculated using the final average pay formula, with an early retirement option at age 55, and normal retirement at age 65. Final average monthly pay takes into account base salary and certain variable pay programs, but excludes non-recurring bonuses and executive incentive plans and any amount paid after December 31, 2011. Additional payment options may be available including a lump sum, period certain, and social security adjustment options if the participant retires early. Early retirement benefits, after age 55, are subject to a reduction schedule based on the participant’s age at commencement and credited service. This projected benefit is not subject to cost-of-living adjustments.
Health and Welfare Benefits
Our chief executive officer is the beneficiary of an individual term life insurance policy. We pay the required premiums for the policy on an annual basis. The policy was effective October 17, 2019, and is for a ten-year period. All NEOs, including our chief executive officer, are provided Company-funded group term life coverage of two times their annual base salary up to a maximum amount of $500,000 with reductions starting at age 65. The life benefit under the term life coverage will reduce by 35% at the age of 65 and will reduce by 50% at the age of 70.
All of our current NEOs are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. The senior leadership of the Company, including the NEOs, receive an enhanced short-term disability benefit of 70% of coverage with a weekly maximum of $3,500.00, and an enhanced long-term disability benefit of 66 2/3% of coverage with a monthly maximum of $15,000.00.
Pursuant to our vacation policy, on an annual basis we pay eligible employees, including each of the NEOs, for any accrued and unused vacation benefits in excess of 240 hours, up to a maximum of 40 hours of base pay.
Executive Perquisites
We provide our NEOs with an annual fixed perquisite allowance under the Executive Allowance Program that the compensation committee believes is reasonable yet competitive to attract and retain key talent. The Company provides perquisites to the NEOs for purposes of recruitment, retention and security and to ensure the personal, physical, and fiscal fitness of our executives to facilitate the transaction of business. The annual perquisite allowance in 2021 was $40,000 for Mr. Lynn and $29,400 for the other NEOs. The Company consulted with Willis Towers Watson regarding the market practice of our peers when considering the perquisite allowance.
The perquisite allowance provided to our NEOs was designed to be used at their discretion for such items as financial planning and tax preparation services, physical examinations, home security systems, personal liability and supplemental accidental death and dismemberment insurance, and the personal use of automobiles owned or leased by the NEO. The executive allowance is paid to NEOs on a bi-weekly basis.
Severance and Change in Control Benefits
Incentive Awards
Termination under the ICP. Annual incentive awards earned under the ICP generally were only payable subject to the NEO’s continued employment through the date on which awards are paid; however the compensation committee has the discretion to pay a prorated earned award in the event of a NEO’s involuntary separation of employment for reasons other than cause after July 1 of a plan year, or due to death or disability.
Termination under the LTIP. Long-term incentive awards earned under the LTIP are payable subject to the NEO’s continued employment through the date on which awards are paid. In the event of a NEO’s involuntary separation of employment for reasons other than cause after December 31 of a plan year, the compensation committee may, in its sole discretion, authorize an award payment subject to achievement of any performance conditions for the plan year or portion of the performance cycle of which the plan year is a part. If the NEO’s employment was terminated due to death or disability, then the compensation committee, in its sole discretion, may authorize a prorated award payment subject to achievement of any performance conditions.
Clawback Provision. The ICP and LTIP include executive compensation recoupment, or “clawback”, provisions. The clawback would apply in the event that the Company subsequently discovers facts that, if known earlier, would have constituted grounds for termination of employment for “cause” (as defined in the ICP or LTIP as applicable) prior to the payment of the earned award. Additionally, in the event of a restatement of the Company’s financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that an earned award would have been lower if calculated based on the restated results, the compensation committee will review each earned award during the period in question. If the compensation committee determines that the restatement is the result of the negligence, misconduct, deception, non-disclosure, policy violation or fraud by a NEO, the compensation committee in its discretion may require repayment of all or a portion of the award.
Executive Severance Plan
Our board of directors approved an Executive Severance Plan (the “Severance Plan”) on May 27, 2021 to help retain qualified employees, maintain a stable work environment and provide economic security by providing benefits to certain key employees in the event of certain qualifying terminations including a change in control. The compensation committee periodically evaluates and reviews payment and benefit levels under the Severance Plan, including the change in control provision against the practices of our peer group companies. The Change in Control Plan, dated September 12, 2016, was terminated and replaced with the Severance Plan.
The Severance Plan provides benefits to certain eligible employees, including the NEOs, whose jobs are eliminated by the Company without “cause” or by the executive with “good reason” (as each is defined in the Severance Plan) within two years of a “change in control” (as defined in the Severance Plan), excluding any termination due to death or disability, including:
•Severance pay in an amount equal to the sum of (i) his or her annual base salary and target award under the ICP for the fiscal year in which termination occurs, multiplied by the applicable severance multiplier, (ii) his or her unpaid prior year bonus, if any, (iii) the pro-rata bonus, paid in a lump sum and; (iv) payment of unvested LTIP award grants.
•A monthly reimbursement equal to the monthly COBRA premiums for NEOs, the shorter of either 30 months or the period ending on the last day of the second calendar year following the year in which the severance occurs and for other participants, 24 months; and
•An additional monthly amount equal to the Company’s cost as of immediately prior to the severance date under the Company’s disability, accident and life insurance.
The Executive Severance Plan provides benefits to certain eligible employees whose jobs are eliminated by the Company without cause unrelated to a change in control, excluding any termination due to death or disability, including:
•Severance pay in an amount equal to the sum of (i) his or her annual base salary for 18 months for the NEOs and for 12 months for other executives, (ii) his or her unpaid prior year bonus, if any, (iii) the pro-rata bonus, paid in equal installments and; (iv) payment for the prior year LTI payment if terminated after December 31 and prior to the award payment date.
•A monthly reimbursement equal to the monthly COBRA premiums for NEOs, the shorter of either 30 months or the period ending on the last day of the second calendar year following the year in which the severance occurs and for other participants, 24 months; and
•An additional monthly amount equal to the Company’s cost as of immediately prior to the severance date under the Company’s disability, accident and life insurance.
Any severed employee will not be eligible to receive the benefits listed above unless he or she first executes a written release, which becomes effective and is not revoked.
In the event a participant’s employment is terminated by the Company without cause or by the executive with good reason in connection with a change in control, any awards granted to a severed employee under the LTIP will be deemed to be immediately vested and payable. If a participant’s employment is terminated unrelated to a change in control, the terms of the LTIP will apply, which include that any awards granted under the LTIP and not yet paid will terminate and the participant will not be entitled to any further payments. However, if the termination is due to a reduction in force or due to a participant’s death or disability, the compensation committee may authorize certain payments to be made for such participant’s awards granted under the terms of the LTIP.
Other Considerations
Compensation and Risk Management
With the support of management and the compensation consultant, the compensation committee evaluates the Company’s overall risk profile relative to the incentive components of compensation. The use of long-term incentive awards as a significant portion of total direct compensation is structured to ensure management is focused on the long term and not incentivized to take excessive risk.
Tax Considerations
The compensation committee considers certain tax implications when designing the Company’s executive compensation programs, including the deductibility of compensation paid to our NEOs. Code Section 162(m) generally limits the deductibility of compensation paid to of certain executive officers of publicly held companies in excess of $1 million during a year. The compensation committee believes that tax deductibility is only one of several relevant considerations in setting compensation, and that the tax deduction limitation should be evaluated in conjunction with other relevant factors and not independently compromise the compensation committee’s ability to structure its compensation to attract, retain and appropriately motivate executive officers, thus providing benefits to the Company and its stockholders that outweigh the potential benefit of the tax deduction. Accordingly, the compensation committee has discretion to approve and authorize compensation that is not deductible for federal income tax purposes.
Summary Compensation Table
The following table presents the compensation of our Named Executive Officers for services performed for the year ended December 31, 2021.

2021 SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary	Non-Equity Incentive Plan Compensation(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(2)	All Other Compensation(3)	Total
William Lynn, CEO	2021	$1,156,439	$5,067,533	n/a	$99,632	$6,323,603
	2020	$1,137,185	$3,767,700	n/a	$98,807	$5,003,692
John Baylouny, COO	2021	$515,584	$1,441,400	n/a	$52,865	$2,009,849
	2020	$470,346	$1,109,000	n/a	$52,145	$1,631,492
Michael Dippold, CFO	2021	$468,341	$1,198,567	n/a	$51,904	$1,718,811
	2020	$420,885	$901,900	n/a	$51,280	$1,374,065
Mark Dorfman, EVP, Gen Counsel	2021	$429,518	$902,167	n/a	$52,169	$1,383,854
	2020	$418,717	$752,000	n/a	$47,224	$1,217,940
Sally Wallace, EVP, Bus Ops	2021	$439,793	$876,867	n/a	$51,962	$1,368,622
	2020	$428,914	$742,900	$28,991	$51,859	$1,252,664
__________________
(1)The amounts in this column reflect the annual incentive cash awards earned under the Company’s Incentive Compensation Plan and long-term cash awards earned under the Company’s Long-Term Incentive Plan. See “Compensation Discussion and Analysis—Components of Compensation Program—Annual Incentive Compensation” and “—Long-Term Incentives” for a description of these programs and the amounts earned by each NEO under each program for 2021.
(2)This column represents any increase during 2021 in the present value of the NEO’s accumulated benefit under the Pension Plan for Employees of DRS Naval Power Systems, Inc. For more information regarding the NEO’s pension benefits, please see the Pension Benefits table below.
(3)The amounts shown in the “All Other Compensation” column for 2021 include the amounts detailed in the table below. See “Compensation Discussion and Analysis—Components of Compensation Program—Benefits and Perquisites” for a description of the benefits discussed in the table below.

2021 ALL OTHER COMPENSATION

Name	Fiscal Year	401(k) Plan Contributions (1)	Life Insurance (2)	Executive Allowance Program (3)	Vacation Benefits (4)	Other Benefits (5)
William J. Lynn	2021	$14,226	$23,680	$39,308	$21,818	$600
John Baylouny	2021	$14,250	n/a	$29,481	$9,135	n/a
Michael Dippold	2021	$14,250	n/a	$29,481	$8,173	n/a
Mark Dorfman	2021	$14,250	n/a	$29,481	$8,038	$400
Sally Wallace	2021	$14,250	n/a	$29,481	$8,231	n/a
__________________
(1)This column reflects Company contributions under the Company’s 401(k) Plan.
(2)This column reflects Company paid insurance premiums with respect to an individual term life insurance policy.
(3)This column reflects the annual fixed perquisite allowance under the Company’s Executive Allowance Program.
(4)This column reflects the payout of accrued and unused vacation benefits in accordance with the Company’s vacation policy.
(5)This column reflects certain gym benefits.
2021 GRANTS OF PLAN-BASED AWARDS
The following table provides additional information about plan-based compensation disclosed in the Summary Compensation Table. This table includes non-equity awards granted during 2021. No equity awards in respect of Company stock were granted in 2021.
2021 GRANTS OF PLAN-BASED AWARDS TABLE

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)		Maximum ($)
William J. Lynn	January 1, 2021(2)	$381,892	$1,272,974		$2,545,948
	January 1, 2021(3)		$1,790,000	(1)
	January 1, 2021(4)	$895,000	$1,790,000		$3,580,000
	January 1, 2021(5)		$4,654,000	(1)
John Baylouny	January 1, 2021(2)	$117,563	$391,875		$783,750
	January 1, 2021(3)		$487,500	(1)
	January 1, 2021(4)	$243,750	$487,500		$975,000
	January 1, 2021(5)		$1,267,500	(1)
Michael Dippold	January 1, 2021(2)	$99,960	$333,200		$666,400
	January 1, 2021(3)		$400,000	(1)
	January 1, 2021(4)	$200,000	$400,000		$800,000
	January 1, 2021(5)		$1,040,000	(1)
Mark Dorfman	January 1, 2021(2)	$83,955	$279,851		$559,702
	January 1, 2021(3)		$280,000	(1)
	January 1, 2021(4)	$140,000	$280,000		$560,000
	January 1, 2021(5)		$728,000	(1)
Sally Wallace	January 1, 2021(2)	$85,964	$286,546		$573,092
	January 1, 2021(3)		$280,000	(1)
	January 1, 2021(4)	$140,000	$280,000		$560,000
	January 1, 2021(5)		$728,000	(1)
__________________
(1)This award only has one potential payout, subject to the NEO’s continued employment through the applicable vesting date and there are no threshold or maximum levels for the award.

(2)These amounts represent cash awards that may be earned under the Company’s Incentive Compensation Plan (“ICP”). The threshold assumes minimal financial performance permitted under the ICP, and no individual performance objectives achieved. The value earned can be found in the Summary Compensation Table in the Non-Equity Incentive Plan Compensation column. Refer to “Compensation Discussion and Analysis—Components of Compensation Program—Annual Incentive Compensation” for a description of these programs and the amounts earned by each NEO under each program for 2021.
(3)These amounts represent estimated future payouts of the retention component of cash awards issued in January 1, 2021 under the Company’s Long Term Incentive Plan (“LTIP”).
(4)These amounts represent estimated future payouts of the performance component of cash awards issued in January 1, 2021 under the LTIP and payable in 2024.
(5)These amounts represent estimated future payouts of cash awards granted under the LTIP in 2019 and 2020, that will be vested and payable in 2022 and 2023. These awards were converted on January 1, 2021 into retention time-based awards so that the awards will be paid out as if target performance has been achieved if the NEO remains continuously employed by the Company through the applicable vesting dates. See “Compensation Discussion and Analysis—Components of Compensation Program—Long-Term Incentives” for a description of these programs and the amounts earned by each NEO under each program for 2021.
PENSION BENEFITS AS OF DECEMBER 31, 2021
The following table lists the pension program participation and actuarial present value of the NEO with a defined benefit pension at December 31, 2021. No other NEOs participate in a defined benefit pension.
PENSION BENEFITS

Name	Plan Name(1)	Number of Years Credited Service	Present Value of Accumulated Benefit ($)(2)	Payments during the last fiscal year ($)
Sally Wallace	Naval Power Systems Pension Plan	15.9	$639,896	$—
__________________
(1)Benefits under the Pension Plan for Employees of DRS Naval Power Systems, Inc. were frozen effective as of December 31, 2011.
(2)The Present Value of Accumulated Benefit (PVAB) for Sally Wallace as of December 31, 2021 is $639,896, which is based on a discount rate of 2.63% and the PRI-2012 mortality table projected using MP-2021 with white collar adjustment. The PVAB for her as of December 31, 2020 was $662,058, which is based on a discount rate of 2.23% and the PRI-2012 mortality table projected using MP-2020 with white collar adjustment. So the change in her PVAB is a decrease of $22,162, which was caused primarily by the change in the discount rate, the mortality assumption and her age. The above amounts are determined based on the same assumptions used for financial reporting purposes, except that the assumed retirement age is the normal retirement age of age 65, which is also the earliest age at which she may receive retirement benefits without any reduction in benefits.
The Pension Plan for Employees of DRS Naval Power Systems, Inc.
Certain employees were grandfathered to participate in the Pension Plan at DRS Naval Power Systems, Inc., a Company-sponsored, tax-qualified, noncontributory defined-benefit plan (the “Pension Plan”). The Pension Plan was amended in October 2011 to freeze benefits for participants as of December 31, 2011. Benefits under the Pension Plan are accrued benefits calculated using the final average pay formula, with an early retirement option at age 55, and normal retirement at age 65. Final average monthly pay takes into account base salary and certain variable pay programs, but excludes non-recurring bonuses and executive incentive plans and any amount paid after December 31, 2011. Additional payment options may be available including a lump sum, period certain, and social security adjustment options if the participant retires early. Early retirement benefits, after age 55, are subject to a reduction schedule based on the participant’s age at commencement and credited service. This projected benefit is not subject to cost-of-living adjustments.
Potential Payments Upon Termination or Change in Control
As discussed under “Components of Compensation Program—Benefits and Perquisites— Executive Severance Plan” NEOs may be entitled to certain amounts under the ICP and LTIP on a termination of employment in certain limited circumstances. Additionally, pursuant to the Leonardo DRS, Inc. Executive Severance Plan as in effect as of May 2021, NEOs are eligible for certain “double trigger” severance benefits in the event of a qualifying termination of an NEO’s employment up to 24-months after a change in control occurs. No payments or benefits would be payable to an NEO solely as a result of a change in control of the Company.

This section estimates the payments that would be received by an NEO upon a termination of employment effective as of December 31, 2021.

Name	Termination due to Death(1)	Termination due to Disability		Involuntary Termination without Cause	Termination without Cause or for Good Reason in connection with a Change in Control
William J. Lynn	$14,285,200	$9,960,200	(2)	$13,169,466	$15,715,636
John Baylouny	$1,941,401	$1,441,400	(2)	$2,253,126	$4,973,093
Michael Dippold	$1,698,567	$1,198,567	(2)	$1,953,590	$4,270,725
Mark Dorfman	$1,402,167	$902,167	(2)	$1,588,961	$3,418,290
Sally Wallace	$1,376,867	$876,867	(2)	$1,571,563	$3,454,892
__________________
(1)Payments in the event of death include the life insurance benefit which would be paid by the company’s third-party life insurance provider.
(2)In addition to the amounts provided above, each NEO would be eligible for a monthly disability benefit under our current provider. The long-term disability benefit is 66 2/3% of the monthly base salary subject to a cap of $15,000. The NEOs would be eligible for disability benefits as long as they have a qualifying disability as determined in the sole discretion of our disability insurance provider.
Employment Agreement
In 2021 under William Lynn’s employment agreement dated May 2021, he was eligible for certain severance benefits in the event of other types of termination, including death, disability or involuntary termination without cause. In the event of a death or disability on December 31, 2021, he would be eligible for the life insurance or disability insurance benefit, payment of unvested grants at target under the LTIP for 2019, 2020, and 2021, and a prorated annual incentive compensation award at target. In the event of a termination without cause on December 31, 2021, he would be eligible for 2.5 times the sum of his annual base salary and the target incentive compensation bonus, payment for unpaid prior year annual incentive compensation bonus, if applicable, and unvested grants of the retention component of the LTIP for 2019, 2020, 2021 which would continue to vest according to the vesting schedule, and the unvested grant of the performance component for the year in which termination occurs (unvested performance component awards for 2022 and 2023 would be forfeited), and 12 months of company-paid COBRA benefits. Payments would be conditional upon a fully executed separation and release agreement.
The Company’s other NEOs, John Baylouny, Michael Dippold, Mark Dorfman, and Sally Wallace have no formal employment agreements.
Involuntary Termination without Cause
In May of 2021, John Baylouny, Michael Dippold, Mark Dorfman, and Sally Wallace were included in the approved Executive Severance Plan. Under the Executive Severance Plan, in the event of an involuntary termination without cause on December 31, 2021, the eligible NEOs would have received, base salary of 18-months, pro-rated annual incentive plan, payable at the same time and in the same manner as other plan participants, and the LTIP grant awards which would vest in 2021, with payment at the same time and in the same manner as other plan participants, and 18-months of company-paid COBRA. Payments would be conditional upon a fully executed separation and release agreement. Prior to May 2021, if an involuntary termination without cause would have occurred, at the company’s discretion in exchange for providing severance benefits, the employee must have agreed to and be in compliance with ongoing confidentiality and cooperation obligations, non-competition, and non-solicitation covenants for a period of 12-months following termination. Generally, our separation pay benefits are 12-months of base salary, 12-months of company-paid COBRA, and outplacement services. Under the terms of the annual incentive compensation plan, if the employee is terminated after July 1, 2021, the administrator of the plan may authorize an earned award, reflecting the employee’s participation for a portion of the plan year (“pro-rated award”). The pro-rated award would be based on performance, and payable in March 2022. Under the terms of the LTIP, if the employee is terminated on or after December 31, 2021 but before payment, the administrator of the plan may have authorized an earned award based on performance. All future awards under the long-term incentive plan would be forfeited.

Death or Disability
Under the Executive Severance Plan, in the event of a death or disability on December 31, 2021, John Baylouny, Michael Dippold, Mark Dorfman, and Sally Wallace, would be eligible for benefits under the company’s group term life insurance and accidental death and dismemberment, and disability plan. Under the terms of our ICP, the administrator may authorize a pro-rated award payment, payable at the same time in the same manner as earned award payments to other ICP participants, and the administrator may authorize a pro-rated LTIP award payment for a portion of the plan year or cycle in which employment terminated, payable at the same time in the same manner as payments to other LTIP participants. Payments would be paid to the NEO or, in the case of death, to his or her estate.
Written Release
In all cases, except for death, where separation benefits are being provided by the Company, the NEO is required to execute a written separation and release agreement in order to be eligible for the severance benefits. In 2021, each NEO will be a participant in the Executive Severance Plan which will cover change in control with a double-trigger, and non-change in control terminations.
Employment Agreement for Chief Executive Officer, William J. Lynn III
The board of directors approved a new employment agreement for Mr. Lynn, effective as of June 7, 2021, to continue to serve as the chief executive officer of the Company and chairman of the board of directors of the Company. Mr. Lynn will be entitled to a base salary of $1,157,249 and eligible to participate in our annual incentive program with a target award of 110% of his base salary and a maximum earned award of 200% of the target award. Further, Mr. Lynn will be eligible to participate in the LTIP with a target award of $3,580,000.
Benefits
Mr. Lynn is entitled to receive group health, dental, hospitalization, life and disability insurance benefits that are in effect as of the effective date of his employment agreement. Mr. Lynn is also eligible to participate in other welfare and retirement benefit plans or programs offered to senior executives at the Company. Term life insurance will provide Mr. Lynn’s beneficiaries with a death benefit equal to $4,000,000 and a death benefit of $325,000 that is subject to age-related reductions after reaching the age of 65. Mr. Lynn will be entitled to four weeks of paid vacation, coverage under the directors’ and officers’ insurance policy, and an executive allowance program of $40,000. Mr. Lynn will be reimbursed for reasonable legal expenses, up to $10,000, in connection with the negotiation and documentation of his employment agreement.
Retirement
Upon voluntarily termination of employment through retirement on one hundred eighty days’ prior written notice to the Company, Mr. Lynn will be entitled to (i) his base salary and unused vacation days accrued through the effective date of termination of employment; (ii) any unpaid earned awards under the ICP for any completed prior fiscal year; (iii) his target award under the ICP for the full fiscal year in which he retires, payable at the same time as ICP awards are paid to other participants; (iv) any unvested award payments under the LTIP for 2019 and 2020 will be paid out at the same time and manner as awards are made to other participants (provided, however, that in any event such payment must be made within sixty days of the applicable vesting date); (v) any unvested retention component of an LTIP award for 2021 and beyond will continue to vest on its vesting schedule, provided that his employment continued for a minimum of 6-months after the date of grant of such awards; (vi) and any unvested performance component of an LTIP award for 2021 and beyond will vest pro rata in accordance with its vesting schedule, based on the date the employment terminates, subject to the satisfaction of the performance goals set forth in the applicable award agreement and subject to compensation committee approval; (vii) provided, that in the event of a subsequent Change of Control (as defined under the Executive Severance Plan) prior to the vesting of all of the awards granted under the LTIP, such awards will be treated no less favorably than those of continuing employees, subject to any applicable proration; and (viii) COBRA coverage for eighteen months. Retirement generally means voluntary termination of employment by Mr. Lynn after he reaches the age of 65 and subject to his providing notice to the Company at least 180 days prior to his retirement.

Termination
Upon a termination of employment for “cause” as defined in his employment agreement, Mr. Lynn will be paid his base salary and unused vacation days accrued through the effective date of termination of employment and any unpaid earned awards under the ICP for any completed prior fiscal year, and any benefits owed to him under the Company’s benefit plans.
Upon a termination of employment for “death” or “disability” as defined in his employment agreement, Mr. Lynn or his beneficiaries will be entitled to receive, in addition to any regular life insurance benefits paid by the Company, his base salary and unused vacation days accrued through the effective date of termination of employment and any unpaid earned awards under the ICP and any benefits owed to him under the Company’s benefit plans. Any unvested target awards under the LTIP will fully vest on the date of termination of employment, payable in accordance with the terms of the LTIP. Further, the compensation committee may authorize a pro-rated award payment under the ICP to Mr. Lynn or his beneficiaries, reflecting the participation for the portion of year in which the employment is terminated.
Upon a termination of Mr. Lynn’s employment by the Company or by Mr. Lynn due to a material breach of the Company, other than terminations of employment due to cause, death, or disability, Mr. Lynn will be entitled to a lump sum payment equal to two and one-half times the sum of his base salary and target award under the ICP, and any unpaid ICP award earned for the last full fiscal year prior to the termination of employment. Mr. Lynn will also be eligible for unvested award payments for 2019 and 2020 awards granted under the LTIP payable in the same manner and at the same time as paid to other participants. For LTIP awards granted for 2021 and beyond, Mr. Lynn will be eligible for any unvested retention component of an LTIP award and these awards will continue to vest in accordance with the vesting schedule, and any performance component of an LTIP award will vest pro rata in accordance with its vesting schedule based on the date his employment terminates, and will be subject to satisfaction of the performance goals as set forth in the LTIP as determined by the compensation committee. In the event of a subsequent Change of Control (as defined under the Executive Severance Plan) prior to the vesting of all of the awards granted to you under the LTIP, such awards will be treated no less favorably than those of continuing employees, subject to any applicable proration. Mr. Lynn will also be entitled to payment or reimbursement for COBRA premiums for health, dental and hospitalization insurance and continued participation in, and payment of premiums by the Company for, life insurance and other welfare benefits had he remained employed at the Company for one year after the date his employment is terminated.
The employment agreement also contains a confidentiality provision that applies during the term of employment and following any termination of employment, a non-competition provision that applies during the term of employment and for one year following any termination of employment that results in severance benefits and an employee non-solicit provision that applies during the term of employment and for two years following any termination of employment.
2021 Director Compensation
We compensate each non-employee director for service on the board of directors. The CEO and compensation committee review director compensation periodically. In consideration of the duties performed each director receives a fixed annual cash retainer, payable quarterly in arrears.
Directors are reimbursed for reasonable expenses incurred in attending or returning from meetings of the board or any committee thereof, or otherwise in or about the business of the Company. These expenses are reimbursed in accordance in with the Company’s policies regarding reimbursement of business expenses and are approved by the CEO.

Name	Fees Earned or Paid in Cash ($)	Total (1) ($)
Frances Townsend	$200,000	$200,000
Philip Odeen	$150,000	$150,000
General George Casey, Jr.	$150,000	$150,000
Kenneth Krieg	$200,000	$201,842
David W. Carey	$200,000	$200,986
Peter Marino	$200,000	$201,195
Mary Gallagher	$150,000	$150,000
Gail Baker	$112,500	$114,322
__________________
(1)Total includes reimbursements for reasonable expenses incurred for travel or other business purposes
Directors who are our employees do not receive any compensation from us for their service on our board of directors.

PROPOSAL 1
APPROVAL AND ADOPTION OF THE MERGER PROPOSAL
As discussed elsewhere in this proxy statement/prospectus, RADA shareholders will consider and vote on the merger proposal, which consists of a proposal for RADA shareholders to approve and adopt (i) the merger agreement; (ii) the merger on the terms and subject to the conditions set forth in the merger agreement and in accordance with the provisions of Sections 314-327 of the ICL, following which Merger Sub will cease to exist, and RADA will become a wholly owned subsidiary of DRS; and (iii) all other transactions contemplated by the merger agreement, all upon the terms and subject to the conditions set forth in the merger agreement.
You are urged to carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the merger and the merger agreement, including the information set forth under the sections entitled “The Merger” and “The Merger Agreement”. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. You are urged to read the merger agreement carefully and in its entirety.
It is proposed that at the meeting the following resolution is adopted to approve the merger proposal:
“RESOLVED, to approve and adopt: (i) the Agreement and Plan of Merger, dated as of June 21, 2022 (the “merger agreement”), by and among DRS, RADA and Blackstart Ltd, a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS (“Merger Sub”); (ii) the merger contemplated by the merger agreement (the “merger”), by which Merger Sub will be merged with and into RADA in accordance with the provisions of Sections 314-327 of the Companies Law 1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), with RADA as the surviving company of the merger and thereby becoming a wholly owned subsidiary of DRS; and (iii) all other transactions contemplated by the merger agreement, all upon the terms and subject to the conditions set forth in the merger agreement (collectively, the “merger proposal”).”
The RADA board of directors recommends a vote “FOR” the merger proposal and the above resolution by the RADA shareholders.

THE MERGER
The following is a description of the material aspects of the merger. While DRS and RADA believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. You are encouraged to read carefully this entire proxy statement/prospectus, including the text of the merger agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the merger. In addition, important business and financial information about each of DRS and RADA is included in or incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information”.
Overview
DRS and RADA have entered into the merger agreement, which provides for the merger of Merger Sub, a wholly owned subsidiary of DRS organized under the laws of Israel, with and into RADA. As a result of the merger, Merger Sub (as the target company, or Chevrat Ha’Ya’ad) will be merged with and into RADA (as the absorbing company, or HaChevra Ha’Koletet) as the surviving company of the merger, with RADA thereby becoming a wholly owned subsidiary of DRS.
The following diagrams illustrate the simplified structure of DRS, RADA and Merger Sub prior to and after the consummation of the merger.

The merger is anticipated to strengthen DRS into a market leader in advanced sensing and force protection aligned to many of the fastest growing segments of the U.S. and international defense markets. RADA’s unique advanced tactical radars are complementary to DRS and are expected to improve its position as an air defense, counter-UAS and vehicle protection integrator in the force protection market segment. For RADA, combining with DRS is expected to significantly bolster its global competitive positioning and increase its scale, program diversity, cash generation and addressable market, providing significant future growth and value creation opportunities. Together, the combined company expects to be a market leader in force protection and integrated multi-domain systems, addressing global opportunities through the worldwide presence of Leonardo S.p.A. We believe that the combined company’s addressable market will expand over the next four calendar years, with an estimated 5% compounded annual growth rate for an estimated $7.6 billion annual market size in advanced sensing; an estimated 4% compounded annual growth rate for an estimated $3.3 billion annual market size in network commuting; an estimated 4% compounded annual growth rate for an estimated $3.1 billion annual market size in force protection; and an estimated 10% compounded annual growth rate for an estimated $5.2 billion annual market size in advanced sensing. The combined company is expected to be well positioned to benefit from those market opportunities relative to its peers (General Dynamics, L3Harris, Lockheed Martin, Northrop Grumman, Raytheon Technologies, Elbit Systems, Curtiss-Wright, Mercury Systems and Chemring), based on DRS’s historical performance relative to peers, with a 9% compounded annual revenue growth rate over the past four calendar years compared to a 6% compounded annual revenue growth rate by peers (based on public filings).
We believe that RADA and DRS are strong and complementary technology companies, and their close historical relationship through collaboration on multiple programs has resulted in a deep cultural fit. The combined company will have positions on critical force protection programs, including its partnership on the Maneuver-Short Range Air Defense (M-SHORAD) and RADA positions on SOCOM SIP (special operations command system integration partner) with Anduril Industries, the USMC GBAD (ground based air defense) and the USAF ABAD (Air Base Air Defense) Programs.
Upon closing of the transaction, which is expected in the fourth quarter of 2022, RADA will become a wholly owned subsidiary of DRS. DRS is expected to be listed on NASDAQ and TASE under the symbol “DRS”.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
Policies and Procedures for Related Person Transactions
DRS’s audit committee has the primary responsibility for reviewing and approving or disapproving “related-party transactions”, which are transactions between DRS and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or may have a direct or indirect material interest. DRS’s policy regarding transactions between DRS and related persons provides that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of DRS securities, in each case since the beginning of the most recently completed year, and any of their immediate family members. DRS’s audit committee charter provides that DRS’s audit committee will review and approve or disapprove any related-party transactions.
Relationship with Leonardo S.p.A.
DRS is an indirect wholly owned subsidiary of Leonardo S.p.A.
Commitment Letter
DRS has entered into a Commitment Letter with the proxy holders, Leonardo S.p.A., US Holding and DCSA. Following the closing of the merger, DRS expects to enter into an amended and restated proxy agreement (as amended and restated, the “proxy agreement”) and the Commitment Letter provides guidance as to the form and content of the amended and restated proxy agreement which allows DRS to operate as if the amended and restated proxy agreement were already in effect. The following description of the proxy agreement therefore reflects the terms of the proxy agreement as it will be amended and restated, in accordance with the Commitment Letter, following the closing of the merger. The material terms of the amended and restated proxy agreement and the Commitment Letter are discussed below and the form of the amended and restated proxy agreement and the Commitment Letter have been filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.
Following the closing of the merger, Leonardo S.p.A. will continue to own the entire share capital of DRS’s immediate parent, US Holding. As a result, DRS is deemed to be under FOCI under the NISPOM, which establishes procedures and requirements for government contractors, such as DRS, with regard to classified information. Furthermore, the Italian state beneficially owns approximately 30.2% of Leonardo S.p.A.’s voting power (through its ownership of approximately 30.2% of the outstanding ordinary shares of Leonardo S.p.A.). A company is considered to be operating under FOCI whenever a foreign interest has the power, direct or indirect, whether or not exercised, and whether or not exercisable, to direct or decide matters affecting the management or operations of that company in a manner that may result in unauthorized access to classified information, may adversely affect the performance of classified contracts, or may undermine U.S. security or export controls. In order to be permitted to maintain DRS’s security clearances and its access to classified data and to perform or bid on classified programs, DRS is required to mitigate FOCI, which DRS has done by entering into the Commitment Letter. Among other things, the Commitment Letter:
•provides that the shares of DRS common stock owned directly or indirectly by Leonardo S.p.A. are voted through proxy holders, who must be independent from current and prior affiliation with Leonardo S.p.A. and its subsidiaries (including US Holding and DRS) (subject to limited exceptions discussed below) and must maintain adequate security clearance;
•provides that the proxy holders are appointed by DRS’s immediate parent US Holding (in consultation with Leonardo S.p.A.), but the appointment is subject to approval of DCSA, an agency of the DoD, and that the proxy holders must be members of DRS’s board of directors;
•restricts DRS’s ability to share facilities and personnel with and receive certain services from Leonardo S.p.A. or its other subsidiaries;
•requires DRS to maintain a government security committee of DRS’s board of directors; and

•regulates meetings, visits and communications that are not deemed to be routine business visits between DRS and Leonardo S.p.A. or its other subsidiaries.
The proxy agreement restricts the ability of Leonardo S.p.A. and US Holding to control DRS’s operations, as described further below. The proxy agreement will automatically terminate, among other reasons, if US Holding holds less than 50% of DRS’s outstanding shares of common stock and DCSA determines that FOCI mitigation is no longer necessary. The proxy agreement has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
Proxy Holders
The proxy agreement requires the appointment of five proxy holders, who must be independent from current and prior affiliation with Leonardo S.p.A. and its subsidiaries (including US Holding and us), other than prior service as a proxy holder or as an outside director of DRS or a proxy agreement affiliate (as defined below), and maintain adequate security clearances, to vote the shares of DRS’s common stock owned directly or indirectly by Leonardo S.p.A. Proxy holders are appointed by US Holding after reasonable consultation with Leonardo S.p.A. and approval by DCSA and serve for staggered three-year terms. During their terms, proxy holders may only be removed (i) for acts in violation of the proxy agreement, including the inability to protect the legitimate economic interest of US Holding, upon petition by US Holding to DCSA which may be granted or denied by DCSA in its sole discretion or (ii) for gross negligence or willful misconduct. Upon expiration of a proxy holder’s term, or the death, resignation, removal or inability to act of any proxy holder, the proxy holder may be reappointed or replaced by US Holding after consultation with Leonardo S.p.A. and approval by DCSA. Until a successor proxy holder accepts appointment, the remaining proxy holders may exercise all of the rights, powers and privileges of the proxy holders and if no proxy holders remain, the chairman of DRS’s board shall be automatically vested with all rights, powers, authorities and immunities of the proxy holders for an interim period until a new proxy holder is appointed by US Holding and approved by DCSA. There is currently one vacancy among the proxy holders. The current proxy holders and the commencement and expiration of their terms are as set forth in the table below.

Proxy Holder	Term Commencement	Term Expiration
David W. Carey	January 1, 2018	December 31, 2022
Kenneth J. Krieg	January 1, 2018	December 31, 2024
Peter A. Marino	January 1, 2018	December 31, 2022
Frances F. Townsend	January 1, 2018	December 31, 2024
The proxy agreement confers on the proxy holders the right to vote US Holding’s shares of DRS’s common stock in the same manner and to the same extent as if they were the absolute owners of such shares in their own right. All actions of the proxy holders with respect to US Holding’s shares of DRS’s common stock require a majority vote of the proxy holders. Each proxy holder is entitled to one vote. In exercising their power as proxy holders and fulfilling their duties as members of DRS’s board, the proxy holders are directed to seek to protect the legitimate economic interests of DRS’s shareholders and to act in a manner consistent with their fiduciary duties.
The proxy holders are permitted to vote for or consent to the following matters in their sole and absolute discretion, without consultation with US Holding or Leonardo S.p.A.:
•the election of additional directors who are not proxy holders, and who are proposed by US Holding after reasonable consultation with the nominating and corporate governance committee of DRS’s board;
•any changes or amendments to DRS’s certificate of incorporation or bylaws involving matters other than those described below;
•the sale or disposal of DRS’s property, assets or business other than as described below;
•DRS’s incurrence of debt or any pledge, mortgage or encumbrance of any of DRS’s assets other than as described below;

•any action necessary to effect a public offering other than as described below; and
•any action with respect to the foregoing, or any other matter affecting DRS and not specifically described below that US Holding might lawfully exercise.
The proxy holders may only vote for or consent to the following matters with the express written approval of US Holding:
•the sale or disposition of any of DRS’s subsidiaries, property, assets or business or those of DRS’s subsidiaries or the purchase by DRS or its subsidiaries of any business, properties, assets or entities, other than in the ordinary course of business, in any individual transaction where DRS’s investment (based on DRS’s share of the enterprise value) exceeds two percent (2%) of DRS’s revenues for the immediately preceding year or where DRS’s investment, in the aggregate, for all such sales or dispositions in a calendar year, exceeds an amount equal to five percent (5%) of DRS’s revenues for the immediately preceding year;
•the incurrence of debt or pledge, mortgage, lease or other encumbrance of DRS’s assets of those of DRS’s subsidiaries in connection with the incurrence of debt, if such incurrence would cause the aggregate outstanding principal amount of all debt of DRS and its subsidiaries to exceed a target leverage ratio set forth in DRS’s then-current operating plan, excluding current debt incurred for purposes of funding day-to-day working capital requirements in the ordinary course of business;
•any merger, consolidation, reorganization or dissolution of DRS of any of its subsidiaries except as permitted above and excluding transactions solely among DRS’s wholly owned subsidiaries; and
•the filing or making of any petition by DRS or its subsidiaries under the federal bankruptcy laws or any similar law or statute of any state or any foreign country.
In addition, the proxy holders may only vote to declare or suspend dividends after prior consultation with US Holding.
DRS and US Holding are required to jointly and severally indemnify and hold each proxy holder harmless from any and all claims arising from or in any way connected to his or her performance as a proxy holder except for his or her own individual gross negligence or willful misconduct.
Board of Directors
The proxy agreement requires that all five proxy holders serve as members of DRS’s board. Additionally, DRS’s board must elect a chair and, if the chair is not one of the proxy holders, DRS’s board must elect a lead outside director from among the proxy holders. Under the terms of the proxy agreement, the proxy holders shall, in their sole discretion and in their capacity as members of the nominating and corporate governance committee of DRS’s board, nominate four additional individuals who are not proxy holders, selected from candidates proposed by US Holding, in consultation with the nominating and corporate governance committee, as candidates for election to DRS’s board (the “non-proxy holder director nominees”). The non-proxy holder director nominees shall include (i) DRS’s chief executive officer and (ii) three additional individuals. If any non-proxy holder director nominee has a prior or existing contractual, financial or employment relationship with Leonardo S.p.A., such that they would not be an “independent director”, DCSA must approve their selection.
The nominating and corporate governance committee of DRS’s board, which will be comprised solely of proxy holders, will nominate the proxy holders for election as directors at any meeting of DRS’s stockholders at which directors are to be elected. At any such meeting, the proxy holders will vote on behalf of US Holding to elect the then-current proxy holders and the non-proxy holder director nominees to serve on DRS’s board for the succeeding year. The proxy holders may remove any non-proxy holder director nominee from DRS’s board by majority vote and after consultation with US Holding.
The proxy agreement requires DRS’s board to establish the GSC, consisting of all proxy holders, DRS’s chief executive officer, DRS’s general counsel, DRS’s CFSO and DRS’s TCO, to the extent that such officers have adequate security clearances. The role of the GSC is to ensure that DRS maintain policies and procedures, including a technology control plan, to safeguard classified information in DRS’s possession and to ensure that DRS complies with the proxy agreement, the ITAR, the EAR, and the NISPOM. The proxy agreement also requires that the audit committee of DRS’s board appoint an independent auditor to conduct an annual audit of DRS’s books and records which may be the same independent auditor used by Leonardo S.p.A. or US Holding unless the GSC concludes that measures are not reasonably available to ensure that performance of the audit by such auditor complies with the proxy agreement.
Facilities, Personnel and Services
The proxy agreement restricts DRS’s ability to share facilities and personnel with and receive certain services from (i) Leonardo S.p.A., (ii) each entity that, to DRS’s knowledge, Leonardo S.p.A. directly or indirectly controls, is directly or indirectly controlled by (other than DRS itself and its subsidiaries), or is directly under common control with, except for any entity operating under an effective DCSA FOCI mitigation agreement (each of (i) and (ii), a “proxy agreement affiliate”) or (iii) any director, officer, employee, beneficial owner of greater than 5% of a class of equity securities (as determined by voting or investment control over the securities), agent or other representative of a proxy agreement affiliate (together with the proxy agreement affiliates, the “proxy agreement affiliated group”).
DRS’s officers may only serve as officers of any of the proxy agreement affiliated group and vice versa with the approval of DCSA and the GSC. DRS may only collocate facilities and personnel with the proxy agreement affiliated group with the prior written approval of DCSA pursuant to the submission by DRS of a facility location plan describing the location of the relevant facilities and which may include, at DCSA’s request, information such as maps and floor plans of such facilities. Furthermore, DRS and the proxy agreement affiliated group may only engage in specified “affiliated operations” (as described below) pursuant to an AOP, setting out policies and procedures regarding services provided to, provided by, or exchanged between DRS and the proxy agreement affiliated group, and approved by DCSA.
Any AOP must, at a minimum, require the GSC to notify DCSA of any proposed category of affiliated operations and obtain DCSA approval prior to accepting or providing any associated affiliated operations, contain procedures for ensuring that any such services do not circumvent the requirements of the proxy agreement and require the GSC to provide DCSA with an annual written certification that it is effectively monitoring any affiliated operations and that such affiliated operations do not allow the proxy agreement affiliated group to exercise prohibited control or influence with respect to the management or business of DRS.
Affiliated operations include (i) sharing of employees between DRS and the proxy agreement affiliated group, (ii) receipt by both DRS and the proxy agreement affiliated group of third party professional services such as accounting, legal, tax, information technology or business consulting from the same service provider and (iii) the provision of products or services between DRS and the proxy agreement affiliated group, where the provision of such products or services could result in the potential for operational leverage by the proxy agreement affiliated group over DRS. See “—Affiliated Operations Plan (AOP) Services Agreements” below. Sharing of third-party services between DRS and the proxy agreement affiliated group may be approved by the majority of the GSC but such approval is subject to DCSA review and DCSA may require the GSC to rescind any such approval. Sharing of services and products between DRS and the proxy agreement affiliated group pursuant to contracts and subcontracts, joint research, development, marketing or other type of teaming arrangement entered in connection with a commercial pursuit or joint business venture may be approved by the majority of the proxy holders and must be disclosed to DCSA.
If DRS expects to use technology products or services of the proxy agreement affiliated group in connection with classified contracts, DRS must notify each applicable government contracting activity and provide the GSC with an annual report regarding such the notifications.
Meetings, Visits and Communications
The proxy agreement regulates meetings, visits and other communications between DRS and the proxy agreement affiliated group. Representatives of Leonardo S.p.A. and US Holding are required to be invited to meetings of the proxy holders but the agenda and minutes for such meetings must be provided to DCSA for its review. Classified and controlled unclassified information may only be disclosed to Leonardo S.p.A. and its subsidiaries (including US Holding) as specifically authorized by applicable law or regulation.
All proposed visits (which may include teleconferences and videoconferences), other than routine business visits, between DRS and the proxy agreement affiliated group must be approved in advance by a proxy holder. Routine business visits are those that (i) are made by persons other than key management personnel, (ii) do not involve the transfer or receipt of classified information, (iii) either do not involve export-controlled information, or involve the approved transfer of export-controlled information under a proper license or authorization, (iv) do not relate to activities bearing upon DRS’s performance of classified contracts, and (v) pertain only to the commercial aspects of DRS’s business. Routine business visits may include visits for the purpose of discussion of financial performance and securities law compliance, arm’s-length business, U.S. government export control compliance and approved affiliated operations. As long as DRS’s DCSA security rating is “satisfactory” or above, routine business visits may be approved by the CFSO, rather than a proxy holder, and all such visits may be approved in advance for a period of up to 180 days. Strictly social visits between DRS’s personnel and the proxy agreement affiliate group are not prohibited but written reports of such visits must be submitted to the CFSO for review by the proxy holders. The GSC must maintain documentation related to all meetings, visitations and communications, together with appropriate approvals or disapprovals and reports, for review by DCSA.
Compliance and Termination
The proxy holders are required to meet as necessary to satisfy their responsibilities under the proxy agreement and DRS’s board must meet at least four times per year in addition to any separate meetings of the proxy holders. Additionally, representatives of DCSA, the proxy holders, other members of the GSC and certain other officers of DRS, Leonardo S.p.A. and US Holding are required to meet annually to review the purpose and effectiveness of the proxy agreement. The president of DRS and the chairman of the GSC are required to submit an annual report to DCSA on the implementation of and compliance with the proxy agreement, accompanied by a certificate from DRS’s corporate secretary certifying that each of the representations and warranties in the proxy agreement remain true and correct on the date of such report or providing updates as applicable. Under the proxy agreement, the DoD may impose any additional security safeguards that it believes necessary to adequately safeguard classified and controlled unclassified information.
In the event of a material breach of the proxy agreement, the DoD may (i) novate DRS’s classified contracts to a company not under FOCI at DRS’s expense, (ii) terminate DRS’s classified contracts and deny DRS new classified contracts, (iii) revoke DRS’s facility security clearance and/or (iv) suspend or debar DRS from participation in all U.S. government contracts.
The proxy agreement will expire by its terms five years from its effective date. Prior to that date, DCSA may terminate the proxy agreement if it deems the proxy agreement no longer necessary in order to maintain DRS’s facility security clearance or if DRS’s facility security clearance is no longer necessary, if there has been a breach of the proxy agreement that requires its termination or if DCSA determines that terminating is necessary for national security or, in DCSA’s sole discretion, upon petition by DRS or US Holding. Additionally, the proxy agreement will be automatically terminated upon the sale of DRS’s business or all of US Holding’s interest in DRS to a person or entity not controlled by Leonardo S.p.A. or if US Holding holds less than 50% of DRS’s outstanding shares of common stock and DCSA determines that FOCI mitigation is no longer necessary.
Tax Allocation Agreement
DRS and US Holding have entered into the tax allocation agreement, dated as of November 16, 2020, with members of an affiliated group (the “affiliated group”), as defined in Section 1504(a) of the Tax Code, members of one or more consolidated, combined, unitary or similar state tax groups (the “state members”) and additional parties who are part of an “expanded affiliated group” for certain tax purposes. The agreement provides for the method of computing and allocating the consolidated U.S. federal tax liability of the affiliated group among its members and of allocating any state group tax liabilities among the state members for the taxable year ending December 31, 2020 and each subsequent year in which the parties are members of a group (whether federal or state). The tax allocation agreement also provides for reimbursement of US Holding and/or DRS for payment of such tax liabilities, for compensation of any member for use of its “net operating loss” or “tax credits” in arriving at such tax liabilities and the allocation and payment of any refund arising from a carryback of net operating losses or tax credits from subsequent taxable years. Under the tax allocation agreement, the parties have agreed to calculate and allocate their respective tax liabilities and other tax attributes for taxable years beginning with the first consolidated taxable year that included DRS (i.e., the taxable year ended March 31, 2009) as if the tax allocation agreement was then in effect.
The tax allocation agreement also allocates governance and decision-making rights, obligations and responsibilities in respect of the tax matters governed by the agreement including preparation and filing of covered returns, audits of covered returns and ensuring that payments and reimbursements in respect of covered returns are timely made. The tax allocation agreement provides for administration of the agreement and any related tax matters by DRS, in DRS’s reasonable discretion, with respect to any group to which DRS belongs in any taxable year in which DRS is an affiliated group member or state member. For any taxable year in which DRS is not an affiliated group member or a state member, as applicable, US Holding will appoint an administrator. The tax allocation agreement will require the parties, including those who do not file consolidated, combined, unitary or similar tax returns with the other parties but whose operations may impact such returns filed by the other parties, to reasonably cooperate with US Holding and the administrator in carrying out the provisions of the agreement, including providing the administrator access to their books and records and other relevant information. The tax allocation agreement also requires the parties to cooperate in good faith, taking into account each relevant member’s tax consequences, in respect of certain specified matters as well as any other tax-related decision or matter the administrator determines, in its reasonable discretion, with the consent of US Holding where appropriate.
The tax allocation agreement is effective as of the first day of the consolidated return year beginning October 14, 2008 and will terminate upon the written agreement of the parties. The tax allocation agreement has been filed as an exhibit to this proxy statement/prospectus and the discussion of the tax allocation agreement in this proxy statement/prospectus is subject to and qualified in its entirety by reference to the tax allocation agreement.
If, in the future, DRS ceases to be included as a consolidated member of the U.S. federal and state returns of US Holding, DRS will be required to file standalone tax returns as of the date of the deconsolidation. Pursuant to the tax allocation agreement, DRS will generally retain its historic tax assets and will be able to offset future taxable income against these attributes. Accordingly, DRS does not anticipate any significant tax consequences as a result of a possible future exit from the US Holding consolidated tax group.
Trademark License Agreement
DRS has entered into a trademark license agreement (the “trademark license agreement”) with Leonardo S.p.A. on April 28, 2021 pursuant to which Leonardo S.p.A. grants DRS, subject to certain limitations, a non-exclusive license to use certain trademarks (the “licensed marks”), including the name “Leonardo”. The Trademark License Agreement will remain in effect until it is terminated by Leonardo S.p.A.’s and DRS’s mutual agreement, or upon the occurrence of certain conditions, including Leonardo S.p.A.’s right to terminate should it no longer consolidate DRS’s financial results under IFRS in its consolidated financial statements.
After the term of the trademark license agreement, unless the trademark license agreement is terminated for uncured breach, DRS will be able to continue to use the licensed marks for a transition period (the “transition period”) of six months (which period is subject to an extension, capped at a total of six months (DRS can request an extension of such period), for any licensed mark the removal of which DRS cannot obtain government approvals for), but DRS will be required to use reasonable best efforts to transition to other trademarks.
A copy of the trademark license agreement has been filed as an exhibit to this proxy statement/prospectus and the discussion of the trademark license agreement in this proxy statement/prospectus is subject to and qualified in its entirety by reference to the form of trademark license agreement.
Affiliated Operations Plan (AOP) Services Agreements
Although DRS operates largely independently from Leonardo S.p.A., and the proxy agreement contains limitations on services that DRS may provide to and receive from Leonardo S.p.A. and its affiliates, DRS, Leonardo S.p.A. and Leonardo S.p.A.’s subsidiaries each provide certain services to the one another, share certain services and rely on certain third-party service providers to provide services pursuant to shared services contracts, subject to the terms of the proxy agreement and in accordance with DRS’s AOP, approved by DCSA. Leonardo S.p.A. and its subsidiaries rely on certain contracts to which DRS is a party for the provision of services that are important to Leonardo S.p.A.’s business. Likewise, DRS relies on certain contracts for the provision of certain services to which Leonardo S.p.A. or its subsidiaries are a party. For so long as DRS is required to comply with the AOP approval requirement for certain services within DRS’s proxy agreement affiliated group (see “Certain Relationships and Related Transactions and Director Independence—Relationship with Leonardo S.p.A.—Proxy Agreement—Facilities, Personnel and Services” above), the proxy agreement will govern DRS’s continued provision or procurement of certain services among DRS, Leonardo S.p.A. and its subsidiaries and third-party service providers. The proxy agreement, including the AOP approval requirement, is expected to remain in place until such time as FOCI mitigation is no longer legally required.
DRS’s AOP currently governs the following types of arrangements:
•services Leonardo S.p.A. or its subsidiaries (excluding DRS) receive pursuant to a contract with a third-party service provider, which Leonardo S.p.A. or its subsidiaries then provide to DRS on a pass-through basis;
•services DRS receives pursuant to a contract with a third-party service provider, which DRS then provides to Leonardo S.p.A. or its subsidiaries (excluding DRS) on a pass-through basis;
•certain services DRS receives directly from Leonardo S.p.A. or its subsidiaries (excluding DRS); and
•certain services DRS provides directly to Leonardo S.p.A. or its subsidiaries (excluding DRS).
Specifically, DRS is currently authorized to provide support services to Leonardo S.p.A. in the following functional areas:
•Compliance and Training
•Finance, Tax and Accounting
•Legal
•Marketing and Communications
•Procurement and Supply Chain
•Security
•Trade
The fees for each of the services to be provided under the AOP are mutually agreed upon as part of the negotiation of the services agreement and may vary on the basis of usage and other factors. Although DRS seeks to implement commercially reasonable terms (including fees for the services provided) that could have been negotiated with an independent third party, the terms of such agreement may later prove to be more or less favorable than arrangements DRS could make to provide these services internally or to obtain them from unaffiliated service providers in the future.
Registration Rights Agreement and Cooperation Agreement
At the closing of the merger, DRS will enter into a registration rights agreement (the “registration rights agreement”) with Leonardo S.p.A, and US Holding, which, among other things, provides Leonardo S.p.A. and its affiliated entities with customary demand, shelf and piggy-back registration rights, from and following the closing, to facilitate a public offering of DRS common stock held by US Holding.
At the closing of the Merger, DRS, US Holding and Leonardo S.p.A. will also enter into the cooperation agreement pursuant to which, among other things, (a) Leonardo S.p.A. would have certain consent, access and cooperation rights, (b) US Holding would have certain consent rights over DRS and its subsidiaries, including over the creation or issuance of any new classes or series of stock (subject to customary exceptions), listing or delisting from any securities exchange, and making material changes to the Company’s accounting policies and changing DRS’s auditor, and (c) neither US Holding nor Leonardo S.p.A. would have the ability to transfer any DRS voting securities for a period of six months following the closing, except in connection with a change in control of DRS or for transfers to affiliates.
For further information and a full description of the registration rights agreement and cooperation agreement, see “Other Agreements Related to the Merger”.
Transactions with Leonardo S.p.A. Affiliates
As an indirect wholly owned subsidiary of Leonardo S.p.A., historically, DRS has entered into various transactions with Leonardo S.p.A. and its subsidiaries in the normal course of business. The transactions described below are between DRS and affiliates of Leonardo S.p.A. that are not also subsidiaries of DRS.
Sales
DRS has related-party sales with Leonardo S.p.A. and its other affiliates that occur in the regular course of business. Related-party sales for these transactions are included in revenues and were $26 million, $16 million and $20 million for the years ended December 31, 2021, 2020 and 2019, respectively. The receivables related to these transactions with Leonardo S.p.A. and its other affiliates of $5 million and $2 million, respectively, and payables of $8 million and $10 million, respectively, are included in accounts receivable and accounts payable in DRS’s consolidated balance sheet as of December 31, 2021 and 2020.
Financing Arrangements
Term Loans
In January 2009, the Company entered into a credit agreement with Finmeccanica S.p.A. (now known as Leonardo S.p.A.) in the amount of $2 billion (the “2009 Credit Agreement”). The 2009 Credit Agreement was subsequently assigned to US Holding and has a maturity of November 30, 2022.
The 2009 Credit Agreement provides for a term loan bearing interest at a rate of 7.5%, with interest payments due semi-annually on June 20 and December 20 in each year (the “7.5% Term loan”). The outstanding balance of the 7.5% Term loan at December 31, 2021 and 2020 was $139 million and $139 million, respectively. The reduction in the outstanding balance was due to the contribution by US Holding of $300 million to DRS by converting an equal amount of borrowings outstanding under the 7.5% Term Loan into additional paid in capital in December 2020.
In June 2017, DRS entered into the Daylight term loan with US Holding in the principal amount of $137.5 million, the proceeds of which were used to finance the acquisition of Daylight Solutions, Inc. The Daylight term loan had an outstanding balance of $78 million and $98 million at December 31, 2021 and 2020, respectively, which approximates its fair value. The Daylight term loan matures on October 15, 2024. The Daylight term loan has an interest rate of 5.0%, with interest payments due semi-annually on April 15 and October 15.
During April 2018, DRS was advanced an additional $50 million by US Holding under a term loan. This term loan bears interest at 4.0% and had an initial maturity date of December 31, 2018, which was extended until December 31, 2021. This term loan was repaid in full, with no prepayment penalty, on December 19, 2020.
Credit Facilities
The 2009 Credit Agreement provides for a revolving credit facility available for DRS’s working capital needs (the “revolving credit facility”). As of December 31, 2021 and 2020, the revolving credit facility had a credit limit of $450 million and $350 million, respectively, and an interest rate of LIBOR plus 3.5%. There is a commitment fee of 0.25% applied to the unused balance of the revolving credit facility and there are no compensating balance requirements. There was no balance on the revolving credit facility as of December 31, 2021 and 2020.

DRS also maintains uncommitted working capital credit facilities with certain financial institutions in the aggregate of $60 million and $65 million at December 31, 2021 and 2020, respectively (the “financial institution credit facilities”), which are guaranteed by Leonardo S.p.A. The primary purpose of the financial institution credit facilities is to support standby letter of credit issuances on contracts with customers and also includes a revolving facility with a maximum borrowing limit of $15 million, which bears interest at LIBOR plus 0.5%. At December 31, 2021 and December 31, 2020, there was no balance outstanding on the revolving facility. DRS had letters of credit outstanding of approximately $31 million and $30 million as of December 31, 2021 and 2020, respectively, which reduces the available capacity of the financial institution credit facilities by an equal amount.
Surplus Treasury Agreement
DRS entered into a Surplus Treasury Agreement with US Holding (the “surplus agreement”) in December 2019. The surplus agreement allows DRS to advance excess funds to US Holding when funds are available. The advances bear interest at LIBOR plus between 5 and 20 basis points depending on the tenor of the advance.
Employment Agreement
DRS has entered into an employment agreement with its Chief Executive Officer, William J. Lynn III, effective as of June 7, 2021. For more information regarding the employment agreement with Mr. Lynn, see. “—Executive Compensation—Employment Agreement for Chief Executive Officer, William J. Lynn III” starting on page 207.
Parties to the Merger
Leonardo DRS, Inc.
DRS is a Delaware corporation, headquartered in Arlington, Virginia, and is a leading provider of defense products and technologies including advanced sensing, network computing, force protection, and electrical power conversion and propulsion.
DRS’s principal executive offices are located at 2345 Crystal Drive, Suite 1000 Arlington, VA 22202. DRS’s main telephone number is (703) 416-8000, and its website is www.leonardodrs.com. Information contained on DRS’s website or that can be accessed through its website is not incorporated into and does not constitute a part of this proxy statement/prospectus. DRS has included its website address only as an inactive textual reference and does not intend it to be an active link to its website.
DRS’s common stock is not currently publicly traded.
RADA Electronic Industries Ltd.
RADA is organized under the laws of Israel, headquartered in Netanya, Israel, and is a global defense electronics company, specializing in the development, manufacture, marketing and sales of tactical land radars for defense forces and for critical infrastructure protection applications, and military avionics for manned and unmanned aircraft.
RADA’s principal executive offices are located at 7 Giborei Israel Street, Netanya 4250407, Israel. RADA’s main telephone number is + 972 76 538 6200, and its website is www.rada.com. Information contained on RADA’s website or that can be accessed through its website is not incorporated into and does not constitute a part of this proxy statement/prospectus. RADA has included its website address only as an inactive textual reference and does not intend it to be an active link to its website.
RADA’s shares are traded on the NASDAQ and the TASE under the symbol “RADA”.
Blackstart Ltd
Blackstart Ltd, is a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS which was organized for the purpose of effecting the merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Merger Sub are located at 2345 Crystal Drive, Suite 1000 Arlington, VA 22202 and its telephone number is (703) 416-8000.
Exchange Ratio
At the effective time, each RADA share that is issued and outstanding immediately prior to the effective time (other than excluded shares) will be converted into and become exchangeable for one share of DRS common stock.
The exchange ratio is fixed, which means that it will not change between now and the effective time, regardless of whether the market price of RADA shares changes. Therefore, the value of the merger consideration will depend on the value of DRS common stock immediately following the effective time. The market price of RADA shares has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the RADA extraordinary general meeting and the date the merger is completed. The market price of RADA shares immediately prior to the effective time could be greater than, less than or the same as the market price of RADA shares on the date of this proxy statement/prospectus or at the time of the RADA extraordinary general meeting. DRS’s common stock is not currently publicly traded. RADA’s ordinary shares are currently listed on the NASDAQ and the TASE under the symbol “RADA”. The common stock of the combined company will be listed on the NASDAQ and TASE under the symbol “DRS”.
Immediately prior to the effective time, the shares of DRS common stock held by DRS’s direct parent company, US Holding, will be split (rounded up to the nearest whole share), as necessary, such that, immediately following the effective time and the issuance of the shares of DRS common stock to holders of RADA shares and the treatment of options to purchase RADA shares as described in the below section titled “The Merger Agreement—Treatment of Equity Awards”: (A) US Holding will hold 80.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis (with US Holding’s ownership percentage including 50% of any awards or other equity interests that DRS may issue pursuant to entitlements under any grants of One-Time Awards) and the foregoing percentage calculation excluding any awards or other equity interests that DRS may issue pursuant to entitlements under the DRS’s long term incentive plan and 50% of any awards or other equity interests that DRS may issue pursuant to entitlements in connection with any grants of One-Time Awards, and such foregoing percentage will assume a reference price for RADA options equal to the volume-weighted average price of the RADA shares on the NASDAQ for the ten trading days immediately prior to the closing date); and (B) the holders of RADA shares, RADA vested options, RADA unvested options (or DRS options issued pursuant to the provisions of the merger agreement) will hold or have entitlements to 19.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis (the foregoing percentage calculation excluding any awards or other equity interests that DRS may issue pursuant to entitlements under the DRS long-term incentive plan or the issuance of any One-Time Awards).
No fractional shares of DRS common stock will be issued upon the conversion of RADA shares pursuant to the merger agreement.
Background of the Merger
In the ordinary course of business, the RADA board of directors and senior management regularly review, assess and discuss developments in RADA’s end-markets and RADA’s performance, strategy and competitive position within the industry. In particular, the RADA board of directors and senior management have focused on accelerating RADA’s organic and inorganic growth opportunities, increasing RADA’s overall scale and reach, enhancing RADA’s geographic, client and contract diversity, and maintaining RADA’s competitive position in the market. Furthermore, the RADA board of directors and senior management are aware of the effects of the converging markets in which RADA operates, including RADA’s challenges associated with competing for new business. As part of such review and assessment, the RADA board of directors and senior management periodically review, assess, and discuss potential strategic transactions and other tactical opportunities, including among other things, potential business combinations, acquisitions and divestitures. In connection with these discussions, the RADA board of directors and senior management began seeking input from financial, strategic and legal advisors.
On May 19, 2020, following presentations by Evercore and other financial advisors delivered in March 2020 to select RADA board of directors and senior management members, the RADA board of directors authorized RADA senior management to engage Evercore as RADA’s exclusive financial advisor in connection with a potential strategic transaction involving RADA. The RADA board of directors selected Evercore as RADA’s financial advisor based on, among other things, the fact that Evercore is a reputable investment banking firm with substantial experience advising companies in the Aerospace & Defense industry and in providing strategic advisory services in general, and Evercore’s familiarity with RADA and its business. On June 6, 2020, RADA’s board of directors approved the engagement letter between RADA and Evercore.
On June 9, 2020, representatives of Evercore reviewed with RADA senior management and the chairman of the RADA board of directors, Mr. Yossi Ben Shalom, possible buyer outreach process considerations and timeline.
On July 10, 2020, a representative of a publicly traded U.S. government services provider (“Party A”) made an unsolicited outreach to Evercore expressing an interest in learning more about RADA. In the evening of July 10, 2020, a representative of Evercore held a telephone call with a representative of Party A, but other than discussing Party A’s interest in RADA, the representative of Evercore did not engage in any discussions regarding RADA’s plans with respect to exploring strategic alternatives or the specific form or any terms of a possible collaboration or businesses combination between Party A and RADA. On July 13, 2020, the first business day immediately following the phone call with Party A, representatives of Evercore informed representatives of RADA’s board of directors and senior management via virtual conference call of its conversation with Party A and Party A’s interest in learning more about RADA.
Following Evercore’s report on its phone call with Party A, the RADA board of directors and senior management affirmed its decision that it was in the best interest of its shareholders to explore its strategic alternatives, including whether a sale of the company could create greater value for shareholders than remaining independent.
On August 3, 2020, in a virtual meeting, representatives of Evercore reviewed and discussed with RADA senior management and the Executive Chairman of the RADA board of directors various considerations regarding a sale process, as well as a select list of potential counterparties that might be interested in a potential strategic transaction with RADA.
At a board of directors meeting on August 11, 2020, after consideration of numerous factors, including the business composition, customer mix, technological capabilities and geographic exposure of these potential buyers, as well as the deemed ability of each potential buyer to finance and consummate a transaction, the RADA board of directors authorized Evercore to contact a select number of potential strategic buyers to gauge interest in a potential strategic transaction involving RADA.
Between August and October of 2020, as directed by the RADA board of directors, Evercore contacted twelve potential strategic buyers, including Party A and DRS. Of the twelve parties, five signed confidentiality agreements with RADA and received a confidential information memorandum. Except as otherwise described herein, the other parties that were contacted expressed lack of interest in pursuing a potential strategic transaction involving RADA based on various factors, including valuation concerns, lack of perceived strategic fit, competing strategic priorities, and limited financial capacity.
On September 29, 2020, Party A signed a confidentiality agreement with RADA. Later that day, representatives of Evercore subsequently shared with Party A a confidential information memorandum regarding RADA.
On October 12, 2020, Party A informed Evercore that it was not interested in pursuing a potential strategic transaction involving RADA at that time, and that it wanted to revisit the opportunity later in 2021.
On October 22, 2020, DRS signed a confidentiality agreement with RADA. Later that day, representatives of Evercore shared with DRS a confidential information memorandum regarding RADA.
On November 23, 2020, representatives of DRS indicated to representatives of Evercore that DRS was interested in learning more about RADA and proposed to schedule a call with RADA management at the beginning of December.

On December 3, 2020, representatives of RADA and Evercore held a call with representatives of DRS to discuss, among other things, RADA’s growth outlook in the United States and other international markets. On that same day, another potential strategic buyer signed a confidentiality agreement with RADA, and representatives of Evercore subsequently shared a confidential information memorandum regarding RADA with this potential strategic buyer. On December 15, 2020, after reviewing the confidential information memorandum, the strategic buyer informed Evercore it was not interested in pursuing a potential strategic transaction involving RADA due to lack of strategic fit and was not going to submit a merger proposal.
Due to the lack of initial interest from the parties contacted by Evercore regarding a potential strategic transaction involving RADA, on December 14, 2020, the Executive Chairman of the RADA board of directors informed representatives of Evercore of its intention to formally put the sale process on hold until further notice. On December 21, 2020, the RADA board of directors approved the suspension of the engagement letter with Evercore, and on December 24, 2020 RADA management notified Evercore to suspend all outreach efforts. In the first two quarters of 2021, representatives of RADA and Evercore maintained a regular dialogue and continued to monitor market conditions.
In April 2021, RADA and Evercore re-engaged in discussions regarding launching a formal sale process in the third quarter of 2021. On May 11, 2021, the RADA board of directors approved RADA’s reengagement of Evercore as RADA’s exclusive financial advisor, and on June 6, 2021, RADA signed an amendment to Evercore’s original engagement letter. After consideration of numerous factors, including market conditions, the size and profile of potential buyers and the assumed ability of such potential buyers to transact, RADA management, after approval from the RADA board of directors on August 2, 2021, authorized Evercore to launch a formal sale process of RADA including authorization to contact a broad range of potential strategic buyers and a select group of financial sponsors.
During the summer of 2021, RADA, with Evercore’s support, engaged in customary preparation for a sale process. Between September 17, 2021 and October 15, 2021, representatives of Evercore contacted a significant number of parties, as authorized by the RADA board of directors, including potential strategic buyers, including DRS and Party A, and a select group of financial sponsors with either potentially complementary, scaled portfolio companies or significant experience investing in businesses similar to RADA. As part of the outreach process, all interested parties were required to sign a confidentiality agreement (other than those parties that signed a confidentiality agreement during the process between August 2020 and October 2020). During the sale process, Evercore contacted 36 potential buyers, 17 of which, including Party A, signed confidentiality agreements (or already had one in place, such as DRS) and received an updated confidential information memorandum regarding RADA and a bid instruction letter that outlined the first stage of the sale process. The confidentiality agreements that were previously signed by the five buyers between August 2020 and October 2020 were not required to sign a new agreement, as the terms of the original were still in effect. Of the potential buyers that signed confidentiality agreements and received the confidential information memorandum, all, except for DRS and a US-based private equity firm (“Party B”), either formally withdrew from the process or declined to submit a proposal.
On October 15, 2021, representatives of Evercore held an update call with representatives of DRS in connection with a possible sale of RADA. DRS representatives expressed interest in participating in the process and potentially acquiring RADA. On October 21, 2021, representatives from DRS reached out to Evercore representatives and conveyed the message that they were interested in exploring an acquisition of RADA without indicating economic terms. Subsequent to that conversation, representatives of Evercore communicated DRS’s interest to RADA management and the Executive Chairman of the board of directors and that DRS would be able to provide proposed economic terms if provided with additional information about RADA.
On October 21, 2021, Party B submitted a non-binding indication of interest to acquire RADA for a price of $13.15 per share through an all-cash transaction, subject to further due diligence, as is described in greater detail below.
On October 22, 2021, representatives of Evercore reported in a virtual meeting to RADA management and the Executive Chairman of the board of directors on the progress of the sale process. Evercore discussed the outreach to and feedback from potential buyers, Party B’s non-binding indication of interest and the series of recent discussions and correspondence with representatives of DRS. On November 3, 2021, the RADA board of directors held a meeting at which the Executive Chairman notified the members of the board of the two parties still interested. At the same meeting, the RADA board of directors determined to continue discussions with the two potential buyers and scheduled in-person management presentations that were to be held at Evercore’s offices in New York.
On November 2, 2021, representatives of DRS and Evercore held preliminary discussions with respect to the potential structure of a business combination between DRS and RADA and preliminary views on valuation. On November 5, 2021, representatives of DRS and Evercore held a follow up conference call to discuss deal structure.
On November 3, 2021, representatives of Evercore presented via virtual meeting to RADA management and the Executive Chairman of the board of directors a preliminary financial analysis regarding a potential combination with DRS. On November 11, 2021, representatives of Evercore shared with representatives of DRS a preliminary financial model of RADA.
On December 8, 2021, select senior members of RADA management and RADA’s Executive Chairman, accompanied by representatives of Evercore, met in New York with representatives of DRS to deliver a presentation which included a detailed overview of RADA, its product solutions, end markets, operations and long-term business and financial plans, among other topics. The following day, on December 9, 2021, RADA provided the same management presentation to representatives of Party B.
On January 26, 2022, DRS submitted a non-binding indication of interest, conveying its interest in exploring a potential transaction involving the combination with RADA. The indication of interest did not include ownership split or offer value; rather, DRS requested access to additional information before submitting a revised indication of interest that would include a specific ownership split and valuation details. On February 17, 2022, representatives of DRS and their financial and accounting advisors were granted access to financial and other information in RADA’s electronic data room.
Between December 2021 and February 2022, there were a number of interactions between representatives of Evercore, RADA management and Party B to discuss the opportunity to acquire RADA, including several due diligence calls with RADA management. Representatives of Party B were granted access to additional information in RADA’s electronic data room, which contained customary diligence materials and a detailed financial model. On March 4, 2022, Party B declined to move forward in the sale process.
On February 22, 2022, representatives from RADA management and representatives of Evercore, met with senior members of DRS management in Washington, DC. The meeting covered various topics, including the potential strategic vision of the combined company, product and technology matters, financials, areas of synergies between the two companies, potential transaction structure and how RADA may fit into DRS’s corporate structure. Additionally, RADA Chief Executive Officer, Mr. Dubi Sella, and DRS Chief Executive Officer, Mr. William J. Lynn, held a one-on-one discussion on the potential opportunity. The parties also discussed potential next steps and process-related matters.
In the subsequent weeks, RADA and DRS continued to pursue the diligence process via a series of calls and exchange of documents of the respective companies via the data room.
On March 7, 2022 and March 8, 2022, RADA Chief Executive Officer, Mr. Dubi Sella, RADA’s Executive Chairman of the Board, Mr. Yossi Ben Shalom, and representatives from Evercore met in Rome with representatives of both DRS and Leonardo S.p.A. senior management. During these two days, the parties discussed a potential combination between RADA and DRS. On March 17, 2022, DRS submitted a revised non-binding indication of interest to acquire RADA through a reverse triangular merger in an all-stock transaction. The indication of interest provided that RADA’s shareholders would own 19.0% of the combined company and Leonardo S.p.A., DRS’s ultimate parent, would own, indirectly, through US Holding, the remaining 81.0%. As part of the submission, considering the significant resources DRS was prepared to invest in expediently conducting due diligence, DRS requested a thirty-day exclusivity period in order to conduct additional due diligence.
Between March 17, 2022, and March 28, 2022, representatives from Evercore and representatives of RADA’s management and the Executive Chairman of the board of directors of RADA held several meetings to discuss, review and analyze DRS’s non-binding indication of interest. Following the discussions with RADA, representatives of Evercore held a series of calls with DRS’s financial advisor, J.P. Morgan Securities LLC (“JPMorgan”), to negotiate, at the direction of the RADA board of directors, certain aspects of DRS’s proposal.
At a meeting held on March 22, 2022, RADA’s board of directors reviewed a draft of DRS’s non-binding indication of interest, discussed the proposal and RADA’s requested changes thereto and authorized the Executive Chairman of the RADA Board of Directors, its senior management and Evercore to negotiate and accept DRS’s non-binding indication of interest subject to the changes discussed in the meeting, including the granting of a thirty-day exclusivity period in order to allow DRS to conduct additional due diligence.
On March 28, 2022, DRS submitted a revised non-binding indication of interest, increasing RADA equity ownership in the combined company to 19.5%, while Leonardo S.p.A. would own, indirectly, through US Holding, the remaining 80.5%, which was subsequently executed by DRS and RADA that same day.
From that date until the signing on the definitive agreement, RADA and DRS engaged in mutual due diligence sessions covering legal, accounting, financial, operational and business discussions, while also progressing through the definitive merger agreement.
On April 4 and April 7, 2022, senior members of the management of RADA and DRS participated in calls to facilitate the mutual due diligence process. During these calls, the parties and their financial, legal and tax advisors discussed timeline, workstreams, reverse diligence process, and other process-related matters.
On April 11, 2022 DRS senior management, including its Chief Executive Officer William J. Lynn, conducted a management presentation on DRS to RADA senior management and its advisors. During a two-and-a-half-hour presentation, the parties discussed, among other things, DRS’s operations, business plan, technology, solutions, end markets, financials and organization. Following the management presentation, on April 12, 2022, RADA and its advisors were granted access to DRS’s electronic data room for the purpose of further conducting their reverse due diligence process.
Between April 13, 2022, and the end of May 2022, RADA and DRS held a series of diligence conference calls with the support of their relevant diligence advisors – legal, tax, accounting and finance. RADA’s diligence advisors continued to conduct diligence until June 19, 2022.
On April 22, 2022, representatives of Sullivan & Cromwell LLP, legal counsel to DRS (“S&C”) shared with the representatives of DLA Piper LLP (US), legal counsel to RADA (“DLA”), a first draft of the definitive merger agreement, which went through a series of negotiations until execution of the merger agreement on June 21, 2022.
Between April 26 and May 12, 2022, representatives from RADA and DRS conducted reverse due diligence calls, where DRS addressed questions and provided information regarding tax, financial, commercial and legal matters.
On April 28, 2022, representatives of RADA and Evercore hosted representatives of DRS for a site visit and diligence meetings at RADA’s facility at Germantown, Maryland.
The following day, RADA and DRS agreed to extend the exclusivity agreement until May 31, 2022.
On May 2, 2022, representatives of DLA delivered a revised draft of the definitive merger agreement to representatives of S&C.
On May 8, 2022, representatives of S&C delivered a revised draft of the definitive merger agreement to representatives of DLA.
On May 10, 2022, the RADA board of directors received from the Executive Chairman of the board of directors, RADA’s management and its legal advisers an update on the negotiations with RADA and the status of the diligence and reverse diligence.

On May 11 and May 12, 2022, RADA hosted representatives of DRS and Leonardo S.p.A., accompanied by representatives from JPMorgan, for a site visit and in-person diligence sessions at two of RADA’s Israeli sites – the production facility in Beit She’an and RADA’s headquarters in Netanya. During the visit, DRS and Leonardo S.p.A. had the opportunity to better understand the production processes, RADA’s operations, supply chain management, inventory strategy, configuration control, quality management and key performance metrics, as well as human resources matters. Additionally, RADA Chief Executive Officer, Mr. Dubi Sella, presented RADA’s commercial strategy in Europe and global markets. Representatives from Leonardo S.p.A. also made a presentation on its product portfolio and strategy within its Defence Electronics business, and discussed radar business opportunities with RADA in Europe and globally.
On May 17, 2022, RADA and DRS, accompanied by their respective accounting diligence advisors, conducted a financial diligence conference call. That same day, RADA and DRS, accompanied by their financial and legal advisors, negotiated the definitive merger agreement, and had a discussion on key legal principles and issues, including, among other things, treatment of RADA options, interim operating covenants, social issues with respect to the combined company, treatment of the Divestitures to the extent they fail to close, closing conditions and termination triggers and associated fees.
On May 19, 2022, representatives of DLA delivered a revised draft of the definitive merger agreement to representatives of S&C.
On May 24, 2022, RADA’s management discussed with DRS’s management its first quarter results, at which time RADA shared its first quarter 2022 results and presented its insights into its second quarter 2022 results. Later that day, the Executive Chairman of RADA’s board of directors, members of RADA senior management and representatives of Evercore had a virtual meeting to assess the potential impact of the divestitures which DRS had already announced but had yet to be completed.
On May 31, 2022, RADA and DRS agreed to extend the exclusivity agreement until June 21, 2022. On that same day, representatives of S&C delivered a revised draft of the definitive merger agreement to representatives of DLA.
Between May 31, 2022, and June 20, 2022, representatives of RADA and DRS and their advisors negotiated various items in the merger agreement and related documentation, including the disclosure schedules to the merger agreement.
On June 7, 2022, representatives of DRS held a call with RADA management to further discuss DRS’s first quarter financial results.
On June 8, 2022, representatives of DLA delivered a revised draft of the definitive merger agreement to representatives of S&C.
Between June 10, 2022, and June 20, 2022, the parties had a series of virtual meetings and conference calls on announcement matters and the rollout strategy. These discussions included a timeline of the announcement day, investor relations matters, as well as drafting sessions and preparation of the announcement documents, such as the announcement presentation and press release, among other things.
On June 11, 2022, representatives of RADA, DRS, DLA, S&C, Herzog Fox & Neeman (Israeli counsel to DRS) and S. Friedman, Abramson & Co. (Israeli counsel to RADA) held a call to discuss key issues in the definitive merger agreement.
On June 13, 2022, representatives of S&C delivered a revised draft of the definitive merger agreement to representatives of DLA. Representatives of S&C and DLA exchanged subsequent drafts of the definitive merger agreement and other transaction documentation until execution of the merger agreement on June 21, 2022.
On June 15, 2022 the DRS board of directors met to discuss the merger agreement and the transactions contemplated thereby. After careful consideration, and subject to the associated approval of US Holding, the DRS board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and are fair to, and in the best interests of, DRS and its stockholder and approved the merger agreement and the transactions contemplated by the merger agreement.
On June 17, 2022 the US Holding board of directors met to discuss the merger agreement and the transactions contemplated thereby. After careful consideration, and subject to the associated approval of Leonardo S.p.A., the US Holding board of directors determined that the merger agreement and other transaction documents and the transactions contemplated by the merger agreement were advisable and are fair to, and in the best interests of, US Holding and DRS and approved the merger agreement and other transaction documents and the transactions contemplated by the merger agreement. On June 20, 2022, US Holding, in its capacity as sole shareholder of DRS, provided DRS with written approval to execute the merger agreement and the other transaction documents and complete the transactions contemplated thereby.
On June 19, 2022 and June 20, 2022, RADA’s Audit and Compensation Committee and board of directors, respectively, approved the transaction bonuses, subject to ICL and shareholder approval.
On June 20, 2022 the Leonardo S.p.A. board of directors met to discuss the merger agreement and the transactions contemplated thereby. After careful consideration, the Leonardo S.p.A. board of directors approved the merger agreement and the transactions contemplated thereby. On the same day, Leonardo S.p.A., in its capacity as sole shareholder of US Holding, provided US Holding with written approval to execute the merger agreement and the other transaction documents and complete the transactions contemplated thereby.
On June 20, 2022, the RADA Audit and Compensation Committee and the RADA board of directors met to discuss the merger agreement and the transactions contemplated thereby at which representatives of Evercore, Ernst and Young Global, DLA Piper, S. Friedman, Abramson & Co. as well as RADA’s chief executive officer and chief financial officer, were all present. Representatives of Evercore presented to the RADA board of directors (which included the RADA Audit and Compensation Committee) its financial analysis regarding the proposed transaction and rendered to the RADA board of directors Evercore’s oral opinion, subsequently confirmed in Evercore’s written opinion dated as of June 20, 2022, that as of that date, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion the exchange ratio pursuant to the merger agreement taking into account the stock split was fair, from a financial point of view, to the holders of the RADA shares.
Representatives of RADA’s legal advisors, DLA Piper and S. Friedman, Abramson & Co, summarized the terms and conditions of the merger and related timeline, and reviewed with the RADA board of directors the fiduciary duties of the directors under applicable law. Representatives of Ernst and Young Global also provided its analysis regarding the proposed transaction and answered directors’ questions.
After careful deliberation, the RADA Audit and Compensation Committee and the RADA board of directors (i) determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of RADA and its shareholders, (ii) determined that considering the financial position of RADA and Merger Sub, no reasonable concern exists that the surviving company will be unable to fulfill its obligations to its creditors, (iii) approved all reasonable costs and expenses and the fees required for the completion of the merger and the transactions contemplated by the merger agreement, (iv) recommended to RADA shareholders to approve the merger agreement and the transactions contemplated by the merger agreement.
On June 21, 2022, RADA, DRS and Blackstart Ltd executed the definitive merger agreement.
On June 21, 2022, RADA, DRS and Leonardo S.p.A issued press releases publicly announcing the execution of the merger agreement.
RADA’s Reasons for the Merger
In reaching its decision to approve and declare the merger agreement, the other transaction documents and the transactions contemplated thereby, fair to, and in the best interest of, RADA and its shareholders, the RADA board of directors, as described in the section entitled “The Merger–Background of the Merger” beginning on page 223, held a number of meetings, consulted with RADA senior management, its outside legal advisors, S. Friedman,

Abramson & Co. and DLA Piper, and its financial advisor, Evercore, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of RADA and DRS and determined that the merger was fair to, and in the best interests of, RADA and its shareholders. At its special meeting held on June 20, 2022, after due consideration and consultation with RADA senior management and outside financial and legal advisors, the RADA board of directors approved and declared advisable the merger agreement, the other transaction documents and the transactions contemplated thereby. During its meetings in connection with the potential business combination process, the RADA board of directors considered the following factors, among others, in reaching its conclusion to approve, and to recommend that the RADA shareholders approve the merger agreement and the transactions contemplated by the merger agreement:
•The RADA board of directors considered the current and anticipated developments in the markets in which RADA operates (mainly the U.S., which is currently the largest market for RADA, representing approximately 72% of RADA’s revenues in 2021), including, among others;
•the increasing participation of larger and government-supported competitors, some of whom offer “complete solutions” and not only radars;
•the continuing transition of the U.S. defense market from orders based on “urgent operational needs statement,” or UONS, which in recent years dominated the market, to orders based on “programs of record” method, which is characterized by longer order processes. The transition is ongoing and the market has not yet evolved to the maturity stage of ordinary “programs of record”; and
•the effect of the CRs on the U.S. defense market, preventing activation of new programs and therefore delaying or preventing orders.
•In light of these and other developments and potential future developments, the RADA board of directors concluded that a merger with a larger, U.S.-based, defense market participant is the right strategic move for RADA and its shareholders and is expected to assist RADA in facing these and other challenges in the future.
•The RADA board of directors and representatives of its financial advisors have undertaken a comprehensive and thorough process of reviewing and analyzing potential merger transaction candidates to identify the opportunity that would, in the RADA board of directors’ opinion, create real value for RADA’s shareholders and for RADA’s business and long-term prospects. This process included, inter alia, that DRS is a defense company that is active in similar and synergetic fields of operations, is deeply familiar with RADA’s specific markets, technology and business culture. In addition, Leonardo S.p.A, the ultimate parent of DRS, has global business operations that could enable RADA to expand its operations to Europe and the rest of the world.
•The RADA board of directors believes that the exchange ratio agreed in the merger agreement represents a significant premium to its shareholders, in comparison to the average closing price of RADA shares during the periods of twelve (12) months, 30 days and immediately prior to the announcement of the execution of the merger agreement.
•The RADA board of directors considered the risk associated with the market in which RADA operates, specifically operating as a stand-alone public entity within the market, compared to the alternative of a strategic combination. Based on these considerations, the RADA board of directors believed joining forces with DRS is more favorable to RADA’s shareholders than the potential value that might reasonably be expected to result from remaining as a stand-alone public entity.
•The RADA board of directors considered the oral opinion of Evercore, subsequently confirmed in Evercore’s written opinion dated as of June 20, 2022, that as of that date, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the exchange ratio pursuant to the merger agreement taking into account the stock split, was fair, from a financial point of view, to the holders of the RADA shares as more fully described below in the section entitled “—Opinion of RADA’s Financial Advisor” beginning on page 232;

•The RADA board of directors believes that, as the terms of the merger agreement and the merger are the result of arm’s length negotiations with DRS, the merger consideration is fair to RADA shareholders. In addition, based on the RADA board of directors’ knowledge of RADA’s business, its business strategy and business environment, the exchange ratio in the merger agreement pursuant to the merger agreement is fair, from a financial point of view, to RADA shareholders.
•The RADA board of directors believes that the structure of the merger is advantageous to RADA and its shareholders as it enables managerial and operational continuity of RADA by the existing management team, led by Mr. Dubi Sella, that successfully led RADA’s growth during recent years.
•As required under the Israeli Companies Law in connection with the approval of mergers, the RADA board of directors determined that in light of the financial situation of RADA and of Merger Sub (that was established solely for the purpose of the merger and therefore does not have any assets or liabilities) and the parties’ obligations pursuant to the merger agreement, there is no reasonable concern that as a result of the merger RADA (as the absorbing or surviving company in the merger) shall be unable to fulfil its obligations to its creditors.
•The RADA board of directors also reviewed the financial condition and results of operations of RADA, including the consequences of current market conditions and the results of substantial efforts made since June 6, 2020 by RADA’s senior management and representatives of its financial advisor to solicit alternatives for RADA to the merger;
The RADA board of directors also reviewed the terms of the merger and associated transactions, including:
•the exchange ratio, which establishes that the number of shares of DRS common stock to be issued to RADA shareholders in the merger is fixed and based on relative valuations of the companies, and thus the relative percentage ownership of RADA shareholders and the DRS stockholder (including as a result of the post-closing share split) immediately following the completion of the merger is similarly fixed;
•the nature of the conditions to the parties’ obligation to consummate the merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the merger will be consummated on a timely basis;
•the rights of, and limitations on, RADA under the merger agreement, to consider certain unsolicited acquisition proposals under certain circumstances should RADA receive a superior acquisition proposal; and
•the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.
In the course of its deliberations, the RADA board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including:
•the possibility that the merger may not be completed and the potential adverse consequences to RADA if the merger is not completed, including the potential (i) loss of customers, suppliers and employees; (ii) impairment in the perceived value of RADA; and (iii) erosion of customer and employee confidence in RADA;
•the possibility that certain provisions of the merger agreement, including the covenant not to solicit competing offers and other protective provisions such as the $40 million termination fee payable if the merger agreement is terminated under certain circumstances (as described more fully in the section entitled “The Merger Agreement—Termination Fees”), might have the effect of deterring other potential acquirors from making competing proposals that could be more advantageous to RADA’s shareholders;
•the potential conflicts of interest of RADA’s directors and executive officers, including with respect to the treatment (including acceleration) of equity awards and transaction bonuses and indemnification, exculpation and insurance provisions, as well as with respect to potential retention arrangements and post-

closing benefits for RADA’s senior management, as described more fully in the section entitled “The Merger—Interests of RADA’s Directors and Executive Officers in the Merger” beginning on page 253;
•RADA’s management will be required to coordinate and work with DRS’s management, located in the US, and will have to overcome challenges resulting from time and geographic location differences, different corporate and local cultures, different reporting systems, which will require a lengthy integration process and could result in differences of opinion in the future;
•the risk that the proposed transaction might be taxable to RADA’s U.S. shareholders upon consummation of the merger, including to the extent the merger fails to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code or if RADA is or was classified as a “passive foreign investment company” for any taxable year during which a U.S. shareholder held RADA shares. See the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 293;
•the risk that the proposed transaction might be taxable to RADA’s shareholders upon consummation of the merger, absent receipt of an appropriate tax ruling. See the section entitled “Material Israeli Income Tax Consequences” beginning on page 299;
•the risk that the parties may incur significant costs and delays related to the merger, including those associated with seeking governmental consents and regulatory approvals necessary for completion of the merger;
•various other risks associated with the combined company and the merger, including those described in “Risk Factors” above.
The foregoing information and factors considered by the RADA board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by RADA’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the RADA board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the RADA board of directors may have given different weight to different factors. The RADA board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the RADA senior management team and the representatives of each of the legal and financial advisors of RADA, and considered the factors overall to be favorable to, and to support, its determination.
Opinion of RADA’s Financial Advisor
Opinion of Evercore Group L.L.C.
At a meeting of the RADA board of directors held on June 20, 2022, Evercore rendered to the RADA board of directors its oral opinion, subsequently confirmed in writing, that as of June 20, 2022 and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the exchange ratio pursuant to the merger agreement taking into account the stock split was fair, from a financial point of view, to the holders of the RADA shares.
The full text of the written opinion of Evercore, dated as of June 20, 2022, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the RADA board of directors in connection with their evaluation of the proposed transaction. The opinion does not constitute a recommendation to the RADA board of directors or to any other persons in respect of the proposed transaction, including as to how any holder of RADA shares should vote or act in respect of the proposed transaction. Evercore’s opinion does not address the relative merits of the proposed transaction as compared to other business or financial strategies that might be available to RADA, nor does it address the underlying business decision of RADA to engage in the proposed transaction.
In connection with rendering its opinion, Evercore had, among other things:
•reviewed certain publicly available business and financial information relating to RADA and DRS that Evercore deemed to be relevant, including publicly available research analysts’ estimates;
•reviewed certain internal projected financial data relating to RADA and furnished to Evercore by the management of RADA, and certain internal projected financial data relating to DRS prepared and furnished to Evercore by management of DRS and as extrapolated by the management of RADA, each as approved for Evercore’s use by RADA (the “Forecasts”, as summarized below in the sections entitled “RADA’s Unaudited Financial Projections” and “DRS Unaudited Financial Projections”), including certain estimates regarding the amount, timing and use of certain Israel tax attributes of RADA (the “Tax Attributes”), as estimated and furnished to Evercore by the management of RADA;
•discussed with managements of RADA and DRS their assessment of the past and current operations of RADA and DRS, the current financial condition and prospects of RADA and DRS, the Forecasts and the Tax Attributes;
•reviewed the reported prices and the historical trading activity of the RADA shares;
•compared the financial performance of RADA and DRS and the stock market trading multiple of RADA with those of certain other publicly traded companies that Evercore deemed relevant;
•compared the financial performance of RADA and the valuation multiples relating to the merger with the financial terms, to the extent publicly available, of certain other mergers that Evercore deemed relevant;
•reviewed the financial terms and conditions of a draft, dated June 18, 2022 of the merger agreement; and
•performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.
For purposes of its analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and Evercore assumed no responsibility or liability for any independent verification of such information), and further relied upon the assurances of the managements of RADA that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts and the Tax Attributes, Evercore assumed with the consent of the RADA board of directors, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of RADA and DRS as to the future financial performance of RADA and DRS, including the amount, timing and use of such Tax Attributes, and the other matters covered thereby. Evercore expressed no view as to the Forecasts including the Tax Attributes, or the assumptions on which they are based.
For purposes of its analysis and opinion, Evercore assumed, in all respects material to its analysis, that the final executed merger agreement would not differ from the draft merger agreement reviewed by Evercore, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger would be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on RADA, DRS or the consummation of the merger or reduce the contemplated benefits to the holders of RADA shares of the merger.
Evercore did not conduct a physical inspection of the properties or facilities of RADA or DRS and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of RADA or DRS, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of RADA or DRS under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date of its opinion and financial, economic, market and other conditions as they existed and as could be evaluated by Evercore on the date of its opinion. Subsequent developments may affect Evercore’s opinion and Evercore does not have any obligation to update, revise or reaffirm its opinion.
Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of the RADA shares, from a financial point of view, of the exchange ratio taking into account the stock split. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of RADA, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of RADA, or any class of such persons, whether relative to the exchange ratio or otherwise. Evercore was not asked to, nor did Evercore express any view on, and Evercore’s opinion did not address, any other term or aspect of the merger agreement or the merger, including, without limitation, the structure or form of the merger, or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger agreement. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might be available to RADA, nor did it address the underlying business decision of RADA to engage in the merger. Evercore did not express any view on, and Evercore’s opinion did not address, what the value of DRS’s common stock actually would be when issued or the prices at which RADA shares or DRS common stock would trade at any time, including following announcement (in the case of the RADA shares) or consummation of the merger (in the case of the RADA shares or the shares of DRS common stock). Evercore’s opinion did not constitute a recommendation to the RADA board of directors or to any other persons in respect of the merger, including as to how any holder of RADA shares should vote or act in respect of the merger. Evercore did not express any opinion as to the potential effects of volatility in the credit, financial and stock markets on RADA or the merger or as to the impact of the merger on the solvency or viability of RADA or the ability of RADA to pay its obligations when they come due. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by RADA and its advisors with respect to legal, regulatory, accounting and tax matters.
Set forth below is a summary of the material financial analyses reviewed by Evercore with the RADA board of directors on June 20, 2022 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before June 20, 2022, and is not necessarily indicative of current market conditions.
The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables are not intended to stand-alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.
Certain Financial Analyses of RADA’s Financial Advisor
Summary of Evercore’s Financial Analysis
Discounted Cash Flow Analysis - RADA
Evercore performed a discounted cash flow analysis using the perpetuity growth rate method to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that RADA was forecasted to generate during the period from April 1, 2022 through December 31, 2026 based on the Forecasts. Evercore calculated terminal values for RADA using the perpetuity growth rate method by applying perpetuity growth rates of 3.50% to 4.50%, which ranges were selected by Evercore based on its professional judgment and experience, to an estimate of the unlevered, after-tax free cash flows that RADA was forecasted to generate during the terminal year based on the Forecasts. The cash flows and terminal values in each case were then discounted to present value as of March 31, 2022 using discount rates ranging from 11.75% to 13.25%, which were based on an estimate of RADA’s weighted average cost of capital, and the mid-year cash flow discounting convention. Based on this range of implied enterprise values, RADA’s cash and investments in affiliates of $69 million, as of March 31, 2022, as provided to Evercore by RADA management, and RADA’s net present value of the Tax Attributes (discounted by Evercore to present value as of March 31, 2022 using discount rates ranging from 11.75% to 13.25% which were based on an estimate of RADA’s weighted average cost of capital, and the mid-year cash flow discounting convention), this analysis indicated the following ranges of approximate implied aggregate equity value of RADA:

Discounted Cash Flow Analysis Method	Range of Implied Aggregate Equity Value of RADA (in Millions)
Perpetuity Growth Rate Method	$665 – $840
Selected Public Company Trading Analyses - RADA
Evercore reviewed and compared certain financial information of RADA to corresponding financial multiples and ratios for the following selected publicly traded companies in the defense industry (referred to as the “RADA selected companies”):
•AeroVironment, Inc.
•Kratos Defense & Security Solutions, Inc.
•Hendsoldt AG
•Mercury Defense Systems, Inc.
•Thales Group
•Elbit Systems Ltd.
•Teledyne Technologies, Inc.
•L3Harris Technologies, Inc.
•Raytheon Technologies Corporation
•General Dynamics Corporation
•Northrop Grumman Corporation
•Lockheed Martin Corporation
For each of the RADA selected companies and RADA, Evercore calculated:
(i)total enterprise value (defined as fully diluted equity market capitalization plus total debt plus after-tax underfunded pension obligation plus non-controlling interest, less cash and cash equivalents) as a multiple of estimated Adjusted EBITDA (defined as earnings before interest, taxes, depreciation and amortization (“EBITDA”) excluding any add-back of stock-based compensation and adjusted where appropriate to conform IFRS reporting of lease and research and development expenses to an estimated U.S. GAAP basis) for calendar year 2022 (referred to as “TEV / 2022E Adj. EBITDA”) based on FactSet consensus estimates, company filings, Wall Street Research as of June 17, 2022 and with respect to RADA, also based on the Forecasts;

(ii)total enterprise value as a multiple of estimated Adjusted EBITDA for calendar year 2023 (referred to as “TEV / 2023E Adj. EBITDA”) based on FactSet consensus estimates, company filings, and Wall Street Research as of June 17, 2022 and with respect to RADA, also based on the Forecasts;
This analysis indicated the following:

Company	TEV / 2022E Adj. EBITDA	TEV / 2023E Adj. EBITDA
AeroVironment, Inc.	27.4x	20.9x
Kratos Defense & Security Solutions, Inc.(1)	30.4x	23.1x
Hendsoldt AG(1)	15.4x	12.0x
Mercury Defense Systems, Inc.(1)	19.5x	17.4x
Thales Group(1)(2)	10.9x	9.6x
Elbit Systems Ltd.	17.3x	15.5x
Teledyne Technologies, Inc.	15.4x	14.2x
L3Harris Technologies, Inc.	13.3x	12.9x
Raytheon Technologies Corporation	13.2x	11.8x
General Dynamics Corporation	13.6x	12.2x
Northrop Grumman Corporation	16.8x	16.0x
Lockheed Martin Corporation	12.4x	11.9x
RADA (Street)	18.2x	13.3x
RADA (Forecasts)	14.5x	7.9x
Median	15.4x	13.5x
__________________
(1)Mercury and Kratos exclude add-back of stock-based compensation expense per most recent last twelve month (“LTM”) period. Adjusted EBITDA estimates for Thales and Hensoldt burdened by LTM 12/31/2021 IFRS lease and capitalized development costs for each company.
(2)Thales financials pro forma adjusted for divestiture of Transport business to Hitachi announced on 8/4/2021 and expected to close on 12/31/2022.
Based on the foregoing and based on its professional judgment and experience, Evercore selected a reference range of Adjusted EBITDA multiples of 14.0x – 17.0x for 2022 and 11.0x – 14.0x for 2023 and applied these ranges of multiples to estimates of RADA’s Adjusted EBITDA for 2022 and 2023, respectively, based on the Forecasts and to estimates of RADA’s Adjusted EBITDA for 2022 of $29 million and for 2023 of $40 million, respectively, based on FactSet consensus estimates and Wall Street research.
This analysis indicated the following ranges of approximate implied aggregate equity value of RADA:

Metric	Range of Implied Aggregate Equity Value of RADA (in millions)
TEV / 2022E Adj. EBITDA (Forecasts)	$580 – $685
TEV / 2023E Adj. EBITDA (Forecasts)	$805 – $1,005
TEV / 2022E Adj. EBITDA (Street)	$475 – $565
TEV / 2023E Adj. EBITDA (Street)	$510 – $630
Although none of the RADA selected companies is directly comparable to RADA, Evercore selected these companies because they are publicly traded companies in the defense industry that Evercore, in its professional judgment and experience, considered generally relevant to RADA for purposes of its financial analyses. In evaluating the RADA selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the RADA selected companies and other matters, as well as differences in the RADA selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the RADA selected companies and the multiples derived from the RADA selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the RADA selected companies.
Selected Precedent Transactions - RADA
Evercore reviewed publicly available information related to certain precedent acquisition transactions involving publicly traded companies in the defense industry since 2017. For each precedent transaction, Evercore calculated:
(i)the total enterprise value as a multiple of Adjusted EBITDA of the applicable company during the twelve-month period prior to announcement of the transaction (referred to as “LTM Adj. EBITDA” and such multiple referred to as “TEV / LTM Adj. EBITDA”); and
(ii)the total enterprise value as a multiple of Adjusted EBITDA of the applicable company during the calendar year in which the transaction was announced (referred to as “Current Year Adj. EBITDA” and such multiple referred to as “TEV / Current Year Adj. EBITDA”).

Announcement Date	Acquiror	Target	TEV / LTM Adj. EBITDA	TEV / Current Year Adj. EBITDA
April 18, 2022	TTM Technologies, Inc.	Telephonics Corporation	13.4x	13.4x
July 23, 2021	Cobham Ultra Acquisitions Limited	Ultra Electronics Holdings plc	17.5x	18.8x
January 4, 2021	Teledyne Technologies, Inc.	FLIR Systems, Inc.	17.1x	17.0x
January 20, 2020	BAE Systems, Inc.	Collins Aerospace Military Global Positioning System (GPS)	14.1x	12.3x
December 17, 2019	Leidos Holdings, Inc.	Dynetics, Inc.	N/A	12.6x
July 25, 2019	Advent International	Cobham plc	14.2x	14.6x
December 3, 2017	TTM Technologies, Inc.	Anaren Inc.	14.4x	N/A
September 5, 2017	United Technologies Corp.	Rockwell Collins, Inc.	20.2x	18.2x
Median			14.4x	14.6x
Mean			15.8x	15.3x
Based on the foregoing and on its professional judgment and experience, Evercore selected a reference range of Adjusted EBITDA multiples of 14.0x to 17.5x and applied this range of multiples to (i) RADA’s Adjusted EBITDA for the twelve-month period ended March 31, 2022, based on RADA’s public filings, (ii) RADA’s estimated Adjusted EBITDA for 2022 as reflected in the Forecasts, and (iii) RADA’s estimated Adjusted EBITDA for 2022 of $29 million, based on FactSet consensus estimates and Wall Street research. This analysis indicated the following range of approximate implied aggregate equity value of RADA:

Metric	Range of Implied Aggregate Equity Value of RADA (in millions)
TEV / LTM Adj. EBITDA	$360 – $430
TEV / Current Year Adj. EBITDA (Forecasts)	$580 – $705
TEV / Current Year Adj. EBITDA (Street)	$475 – $580

No company or transaction utilized in the precedent transactions analysis is identical or directly comparable to RADA or the merger. In evaluating the precedent transactions, Evercore made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of RADA, such as the impact of competition on the business of RADA, or the industry generally, industry growth and the absence of any material adverse change in the financial condition of RADA or the industry or in the financial markets in general, which could affect the value of the companies and the aggregate value of the transactions to which the merger is being compared.
Discounted Cash Flow Analysis - DRS
Evercore performed a discounted cash flow analysis using the perpetuity growth rate method to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that DRS was forecasted to generate during the period from April 1, 2022 through December 31, 2026 based on the Forecasts. Evercore calculated terminal values for DRS using the perpetuity growth rate method by applying perpetuity growth rates of 3.00% to 4.00%, which ranges were selected by Evercore based on its professional judgment and experience, to an estimate of the unlevered, after-tax free cash flows that DRS was forecasted to generate in the terminal year based on the forecasts. The cash flows and terminal values in each case were then discounted to present value as of March 31, 2022 using discount rates ranging from 9.25% to 10.75%, which were based on an estimate of DRS’s weighted average cost of capital, and the mid-year cash flow discounting convention. Based on this range of implied enterprise values, DRS’s estimated net debt of $100 million and after-tax underfunded pension obligation as of March 31, 2021, in each case, as provided to Evercore by RADA management, this analysis indicated the following ranges of approximate implied aggregate equity value of DRS:

Discounted Cash Flow Analysis Method	Range of Implied Aggregate Equity Value of DRS (in millions)
Perpetuity Growth Rate Method	$2,820–$4,120
Selected Public Company Trading Analysis - DRS
Evercore reviewed and compared certain financial information of DRS to corresponding financial multiples and ratios for the following selected publicly traded companies in the defense and cyber industry (referred to as the “DRS selected companies”):
•Hensoldt AG
•Mercury Defense Systems, Inc.
•Thales Group
•Elbit Systems Ltd.
•Teledyne Technologies, Inc.
•L3Harris Technologies, Inc.
•Raytheon Technologies Corporation
•General Dynamics Corporation
•Northrop Grumman Corporation
•Lockheed Martin Corporation

For each of the DRS selected companies and DRS, Evercore calculated:
(i)total enterprise value as a multiple of estimated Adjusted EBITDA for calendar year 2022 (referred to as “TEV / 2022E Adj. EBITDA”) based on FactSet consensus estimates, company filings, Wall Street Research as of June 17, 2022 and Forecasts;
(ii)total enterprise value as a multiple of estimated Adjusted EBITDA for calendar year 2023 (referred to as “TEV / 2023E Adj. EBITDA”) based on FactSet consensus estimates, company filings, Wall Street Research as of June 17, 2022 and Forecasts;
(iii)total enterprise value as a multiple of estimated Adjusted EBITDA less capital expenditures calendar year 2022 (referred to as “TEV / 2022E Adj. EBITDA-CapEx”) based on FactSet consensus estimates, company filings, Wall Street Research as of June 17, 2022 and Forecasts; and
(iv)total enterprise value as a multiple of estimated Adjusted EBITDA less capital expenditures for calendar year 2023 (referred to as “TEV / 2023E Adj. EBITDA-CapEx”) based on FactSet consensus estimates, company filings, Wall Street Research as of June 17, 2022 and Forecasts.
This analysis indicated the following:

Company	TEV / 2022E Adj. EBITDA	TEV / 2023E Adj. EBITDA	TEV / 2022E Adj. EBITDA-CapEx	TEV / 2023E Adj. EBITDA-CapEx
Hensoldt AG(1)	15.4x	12.0x	27.3x	20.0x
Mercury Defense Systems, Inc.(1)	19.5x	17.4x	25.1x	22.0x
Thales Group(1)(2)	10.9x	9.6x	14.0x	12.3x
Elbit Systems Ltd.	17.3x	15.5x	26.2x	22.7x
Teledyne Technologies, Inc.	15.4x	14.2x	16.7x	15.5x
L3Harris Technologies, Inc.	13.3x	12.9x	14.5x	14.2x
Raytheon Technologies Corporation	13.2x	11.8x	16.4x	14.4x
General Dynamics Corporation	13.6x	12.2x	16.8x	14.5x
Northrop Grumman Corporation	16.8x	16.0x	23.3x	21.6x
Lockheed Martin Corporation	12.4x	11.9x	15.3x	14.8x
Median	14.5x	12.5x	16.6x	14.6x
__________________
(1)Mercury excludes add-back of stock-based compensation expense per most recent LTM period. Adjusted EBITDA estimates for Thales and Hensoldt burdened by LTM 12/31/2021 IFRS lease and capitalized development costs for each company.
(2)Thales financials pro forma adjusted for divestiture of Transport business to Hitachi announced on 8/4/2021 and expected to close on 12/31/2022.
Based on the foregoing and based on its professional judgment and experience, (i) Evercore selected a reference range of TEV / 2022E Adj. EBITDA multiples of 10.0x – 13.0x and TEV / 2023E Adj. EBITDA multiples of 9.0x - 12.0x, and applied those ranges of multiples to estimates of DRS’s Adjusted EBITDA in 2022 and 2023, respectively, as reflected in the Forecasts, and (ii) Evercore selected a reference range of TEV / 2022E Adj. EBITDA-CapEx multiples of 12.0x – 15.0x and TEV / 2023E Adj. EBITDA-CapEx multiples of 10.5x – 13.5x, and applied those ranges of multiples to estimates of DRS’s Adjusted EBITDA less CapEx in 2022 and 2023, respectively, as reflected in the forecasts.

This analysis indicated the following ranges of approximate implied aggregate equity value of DRS:

Metric	Range of Implied Aggregate Equity Value of DRS (in millions)
TEV / 2022E Adj. EBITDA	$2,675 – $3,620
TEV / 2023E Adj. EBITDA	$2,670 – $3,715
TEV / 2022E Adj. EBITDA-CapEx	$2,640 – $3,415
TEV / 2023E Adj. EBITDA-CapEx	$2,585 – $3,455
Although none of the DRS selected companies is directly comparable to DRS, Evercore selected these companies because they are publicly traded companies in the defense and cyber industry that Evercore, in its professional judgment and experience, considered generally relevant to DRS for purposes of its financial analyses. In evaluating the DRS selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the DRS selected companies and other matters, as well as differences in the DRS selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the DRS selected companies and the multiples derived from the DRS selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the DRS selected companies.
Implied Ownership and Exchange Ratio Analysis
Evercore compared the results from the “Discounted Cash Flow Analysis” for each of RADA and DRS and the “Selected Public Company Trading Analysis” for each of RADA and DRS, each described above, to calculate ranges of ownership and exchange ratios implied by each such analysis. Evercore calculated implied ownership ranges and exchange ratios implied by, by dividing the high end of the approximate implied aggregate equity value reference ranges derived for RADA and low end of the approximate implied aggregate equity value reference ranges derived for DRS for the high end of the implied ownership and exchange ratio range, and by dividing the low end of the approximate implied aggregate equity value reference ranges derived for RADA and high end of the approximate implied aggregate equity value reference ranges derived for DRS for the low end of the implied ownership and exchange ratio range.
This analysis indicated the following implied ranges of ownership and exchange ratios:

	Implied Ownership	Implied Exchange Ratio
DCF Analysis	13.9% – 22.9%	0.664x – 1.227x
Selected Public Company Trading Analysis
- TEV / 2022E Adj. EBITDA (Forecasts)	13.8%–20.4%	0.660x–1.060x
- TEV / 2023E Adj. EBITDA (Forecasts)	17.8%–27.4%	0.895x–1.555x
- TEV / 2022E Adj. EBITDA (Street)	11.6%–17.4%	0.544x–0.870x
- TEV / 2023E Adj. EBITDA (Street)	12.1%–19.0%	0.566x–0.971x
Other Financial Analyses
The analyses and data described below were presented to the RADA board of directors for informational and reference purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Evercore’s fairness opinion.

52-Week Trading Range Analysis
Evercore reviewed historical trading prices of RADA shares during the 52-week period ended June 17, 2022, noting that low and high closing prices during such period ranged from $8.49 to $16.43 per RADA share. This analysis indicated a range of implied equity values of $430 million to $860 million.
Analysts’ Price Targets
Evercore reviewed selected publicly available share price targets of four (4) research analysts’ estimates known to Evercore as of June 17, 2022, noting that the low and high share price targets ranged from $13.00 to $17.00 for RADA shares. This analysis indicated a range of implied equity values of $670 million to $890 million.
Premiums Paid Analysis
Using publicly available information, Evercore reviewed 34 selected all-stock acquisitions of U.S. public targets with transaction values of $500 million to $1.5 billion by strategic buyers announced since June 2010. Using publicly available information, Evercore calculated the premiums paid as the percentage by which the per share consideration paid or proposed to be paid in each such transaction exceeded the closing market prices per share of the target companies one day and thirty days prior to announcement of each transaction.
This analysis indicated the following:

	1 Day Prior	30 Days Prior
Mean	21.6%	23.8%
Median	15.8%	17.3%
Based on the results of this analysis and its professional judgment and experience, Evercore applied a premium range of 10.0% to 30.0% to the closing price per share of RADA shares of $11.64 as of June 17, 2022. This analysis indicated a range of implied equity values of $660 million – $790 million.
Pro Forma “Has-Gets” Analysis
Evercore reviewed the implied aggregate equity value of RADA as compared to the implied aggregate equity value of DRS (pro forma for the merger) attributable to RADA shareholders on a pro forma basis giving effect to the merger (excluding synergies) based on the results of the “Discounted Cash Flow Analysis” for each of RADA and DRS described above. The pro forma implied equity value attributable to RADA stockholders was equal to the product obtained by multiplying 19.5% (RADA stockholders’ pro forma ownership of the combined company immediately following the completion of the merger) by an amount equal to the sum of RADA’s stand-alone implied aggregate equity value and DRS’s stand-alone implied aggregate equity value, in each case, calculated using the discounted cash flow analysis summarized above. This analysis resulted in an implied additional aggregate equity value of DRS on a pro forma basis giving effect to the merger (excluding synergies) attributable to RADA stockholders of approximately $55 million, relative to the mid-point of RADA’s stand-alone implied aggregate equity value using the discounted cash flow analysis summarized above.
Miscellaneous
The foregoing summary of certain financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the evaluation of the proposed transaction by the RADA board of directors, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the RADA shares. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of RADA or its advisors.
Evercore prepared these analyses for the purpose of providing an opinion to the RADA board of directors as to the fairness of the exchange ratio pursuant to the merger agreement taking into account the stock split, from a financial point of view, to the holders of the RADA shares. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.
The issuance of Evercore’s fairness opinion was approved by an Opinion Committee of Evercore.
Pursuant to the terms of Evercore’s engagement letter with RADA, Evercore is entitled to receive a fee of up to approximately $22 million, $1 million was payable upon rendering of Evercore’s opinion and the remainder of which is contingent upon the consummation of the merger. RADA has also agreed to reimburse Evercore’s expenses and to indemnify Evercore against certain liabilities arising out of its engagement.
During the two year period prior to the date hereof, Evercore and its affiliates have not been engaged to provide financial advisory or other services to RADA or any of its affiliates and Evercore has not received any compensation from RADA or any of its affiliates during such period. In addition, during the two year period prior to the date hereof, Evercore and its affiliates have not been engaged to provide financial advisory or other services to DRS or any of its affiliates and Evercore has not received any compensation from DRS or any of its affiliates during such period. Evercore may provide financial advisory or other services to RADA and DRS in the future, and in connection with any such services Evercore may receive compensation.
In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of RADA or DRS for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.
RADA engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.
RADA’s Unaudited Financial Projections
In connection with the RADA board of directors’ consideration of the merger and other strategic alternatives available to RADA, RADA management prepared in the summer of 2021 certain unaudited projections regarding RADA’s future financial performance for the years 2022 through 2025 on a stand-alone basis, assuming RADA would continue as an independent company without giving effect to the merger, as well as certain estimates of expected utilization of prior RADA net operating loss carryforwards and tax benefits, which are referred to collectively herein as the RADA projections. The RADA projections were provided to the RADA board of directors and were also provided to DRS and Evercore and approved by RADA for Evercore’s use in connection with its financial analyses and opinion as described in the section titled “The Merger—Opinion of RADA’s Financial Advisor” beginning on page 232 of this proxy statement/prospectus.

RADA does not, as a matter of course, publicly disclose long-term consolidated forecasts as to future performance, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates.
A summary of the RADA projections is included in this proxy statement/prospectus solely to give RADA’s shareholders access to nonpublic information that was provided to RADA’s board of directors and Evercore in the course of evaluating the proposed merger, and are not intended to influence your decision whether to vote in favor of the merger proposal or any other proposal at the RADA extraordinary meeting or for any other purpose. The inclusion of this information should not be regarded as an indication that RADA or its advisors or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.
While presented with numeric specificity, the RADA projections reflect numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to RADA’s business that are inherently subject to significant uncertainties and contingencies, including risks and uncertainties described or incorporated by reference in the sections entitled “Special Note Regarding Forward-Looking Statements and Information”, “Where You Can Find More Information; Incorporation by Reference” and “Risk Factors,” beginning on pages 97, 332 and 33, respectively. The RADA projections reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
RADA previously provided full 2022 guidance to the public, however, on July 5, 2022, RADA withdrew its full year 2022 guidance. RADA can give no assurance that the RADA projections and the underlying estimates and assumptions included herein may be realized and, it is very likely that actual results will differ, perhaps materially, from those reflected in the RADA projections, whether or not the merger is completed. You are cautioned not to rely on the RADA projections in making your investment decision regarding the merger or for any other purpose.
In addition, since the RADA projections cover multiple years, such information by its nature becomes more speculative with each successive year. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected.
The RADA projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither RADA’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to RADA contained in its Annual Report on Form 20-F for the year ended December 31, 2021, which is incorporated by reference into this proxy statement/prospectus, relates to historical financial information of RADA, and such report does not extend to the RADA projections included below and should not be read to do so.
Furthermore, the RADA projections do not take into account any circumstances or events occurring after the date they were prepared. RADA can give no assurance that, had the RADA projections been prepared as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used or that the RADA projections would not have been significantly different that those presented below. Except as required by applicable securities laws, RADA does not undertake to, and disclaims any obligation to, make publicly available any update or other revision to the RADA projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to reflect changes in general economic or industry conditions. None of RADA or its affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any RADA shareholder or other person regarding RADA’s ultimate performance compared to the information contained in the RADA projections or to the effect that the forecasted results will be achieved. The inclusion of the RADA projections herein should not be deemed an admission or representation by RADA or its advisors or any other person that it is viewed as material information of RADA, particularly in light of the inherent risks and uncertainties associated with such forecasts. The RADA projections are not being included to influence RADA’s shareholders’ decision on whether to vote in favor of the merger or any other decision, including an investment decision, but are being provided solely because they were made available to the RADA board of directors, Evercore and DRS in connection with the merger.
The RADA projections contain non-GAAP financial measures within the meaning of the applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by RADA, may not be comparable to similarly titled amounts used by other companies.
In light of the foregoing, as well as the uncertainties inherent in any forecasted information, RADA shareholders are cautioned not to place undue reliance on such information, and RADA urges all RADA shareholders to review RADA’s most recent SEC filings for a description of RADA’s reported financial results, and in particular the Form 6-K filed with the SEC on July 5, 2022. See “Where You Can Find More Information” beginning on page 332.
The following table presents a summary of the RADA projections.
Summary of the Financial Projections by RADA

($ in millions)	FY 2022E(2)	FY 2023E(2)	FY 2024E	FY 2025E(3)
Revenue	$150	$214	$235	$249
Adjusted EBITDA(1)	$36	$67	$77	$81
________________
(1)Adjusted EBITDA is a non-GAAP measure. Refer to “The Merger—Certain Unaudited Combined Financial Information” for definitions and reconciliation to the most directly comparable U.S. GAAP measure.
(2)RADA’s management also prepared certain estimates of expected utilization of prior RADA net operating loss carryforwards and tax benefits, at a tax rate of 10%, and approved the use of such estimates by Evercore for purposes of its financial analysis and opinion to the RADA board of directors.
(3)RADA management extrapolated the financial projections of RADA for FY2026 (resulting in Revenue of $264 million and Adjusted EBITDA of $86 million) and approved the use of such extrapolation by Evercore for purposes of its financial analysis and opinion to the RADA board of directors.
RADA does not undertake to update or otherwise revise the above financial projections to reflect circumstances existing or events that occurred after the date in which the projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such financial projections are shown to be in error or the financial projections otherwise would not be realized, except as may be required by law. RADA’s shareholders are cautioned not to place reliance on the RADA projections in making their investment decision regarding the merger or for any other purpose.
DRS's Reasons for the Merger
At a special meeting held on June 15, 2022, the DRS board determined that the merger agreement, and the transactions contemplated thereby, were advisable and fair to and in the best interests of DRS and its stockholder and approved the merger agreement, and the transactions contemplated thereby, on the terms and conditions set forth in the merger agreement.
In reaching its decision DRS’s board of directors, as described in the section entitled “The Merger—Background of the Merger” beginning on page 223, held a number of meetings, consulted with DRS’s senior management and its outside financial advisor, J.P. Morgan Securities LLC and outside legal advisors Sullivan & Cromwell LLP and Herzog Fox & Neeman, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of RADA and determined that the merger was in the best interests of DRS and its stockholder.

In making its determination, the DRS board of directors focused on a number of factors, including the following:
•the ability of the combined company to achieve scale with a well-balanced and complementary portfolio with an estimated $19 billion addressable market in high growth areas and defense industry programs;
•the cultural alignment between DRS and RADA, through a historical relationship of collaboration on multiple programs, including shared values and commitment to integrity, operational excellence, customer satisfaction, innovation and stockholder value;
•the combined company had $2.7 billion of revenue and $305 million of Adjusted EBITDA in 2021 (excluding previously announced divestitures, see “The Merger—Certain Unaudited Combined Financial Information” for definitions and reconciliation to the most directly comparable GAAP measure);
•the expectation that the combined company will be well-capitalized with a strong balance sheet with combined net financial debt of approximately $197 million and a net financial debt to LTM Adjusted EBITDA ratio of 0.6x at the end of the first quarter of 2022 (see “The Merger—Certain Unaudited Combined Financial Information” for definitions and a reconciliation to the most directly comparable GAAP measure);
•the ability to create a market leader in force protection and integrated multi-domain systems, addressing global opportunities through the worldwide presence of Leonardo S.p.A.;
•the combined company is expected be able to accelerate investment in select technologies to expand market leadership in key strategic domains in support of national security through its combined workforce of engineers and scientists;
•the combined company’s optimized research and development portfolio and investments will help drive greater research and development productivity and innovation for customers;
•the combined company’s technology synergies and complementary capabilities will enable pursuits in new domains and opportunities for enhanced revenue as a mission solutions prime;
•the exchange ratio is fixed, with no adjustment in the merger consideration to be received by RADA shareholders as a result of possible increases or decreases in the trading price of RADA’s shares following the announcement of the merger;
•the resulting approximately 80.5% ownership interest that Leonardo S.p.A., through US Holding, would have in the combined company following the merger;
•historical information concerning DRS’s and RADA’s respective businesses, financial condition, results of operations, earnings, trading prices, technology positions, managements, competitive positions and prospects on a stand-alone basis and forecasted combined basis;
•the results of the due diligence review of RADA and its business, including with respect to legal, accounting, tax and human resources matters, conducted by DRS and its advisors;
•the current and prospective business environment in which DRS and RADA operate, including international, national and local economic conditions, the competitive and regulatory environment, current and anticipated defense spending by the United States government and the likely effect of these factors on DRS and the combined company;
•the expectation that upon consummation of the merger, DRS’s common stock will be publicly listed on the NASDAQ unlocking value for DRS’s stockholder, increasing DRS’s visibility in global markets and providing strategic and financial flexibility by allowing DRS the ability to offer publicly listed shares as consideration for future acquisitions;

•the recommendation of DRS’s senior management in favor of the merger;
•the alternatives reasonably available to DRS, including a merger with another company inside or outside of the aerospace and defense industry, an acquisition of a smaller company, continuation on a stand-alone basis or sale of the company;
•the ability of the RADA shareholders to approve or reject the merger by voting on approval of the merger agreement;
•the merger is anticipated to be tax free for DRS’s stockholder;
•the impact of the merger on the customers and employees of DRS;
•the belief of DRS’s management that the merger would be approved by the requisite authorities, without the imposition of conditions that will materially affect the value of the merger, and would otherwise be consummated in accordance with the terms of the merger agreement;
•the review by DRS’s board of directors with its advisors of the structure of the proposed merger and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions as well as the likelihood of consummation of the proposed transactions and the evaluation of DRS’s board of the likely time period necessary to complete the merger. The DRS board also considered the following specific aspects of the merger agreement:
•the nature of the closing conditions included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either DRS or RADA for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions;
•the representations and warranties of DRS and RADA, as well as the interim operating covenants requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the merger, subject to specific limitations;
•the requirement of DRS and RADA to use reasonable best efforts to obtain all regulatory approvals, except neither DRS nor RADA, nor their respective subsidiaries or affiliates, shall be required, prior to consummation of the merger, to sell, lease, license, transfer, dispose of, divest or otherwise encumber or hold separate pending any action any of their respective assets, licenses, operations, rights, product lines, businesses or interest therein that would individually or in the aggregate have a material impact on the business or financial condition of DRS or any of its affiliates or RADA or any of its respective subsidiaries or would reasonably be expected to materially impair the benefits to DRS reasonably expected to be realized from consummation of the merger (including the loss of any reasonably expected synergies);
•the restrictions in the merger agreement on RADA’s ability to respond to and negotiate certain alternative transaction proposals from third parties, and the requirement that RADA pay DRS a $40 million termination fee if the merger agreement is terminated under certain circumstances;
The DRS board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the merger agreement, the other transaction documents and the transactions contemplated thereby, including:
•the risk that the merger might not receive all necessary regulatory approvals, or that any governmental entity could require the divestiture of significant assets or businesses or impose other restrictions as conditions to its approval; see the section entitled “The Merger—Regulatory Approvals” beginning on page 252;

•the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of RADA shares, the value of the shares of DRS common stock to be issued to holders of RADA shares upon the consummation of the merger could be significantly higher than the value of such shares immediately prior to the announcement of the proposed merger;
•the risk that RADA’s financial performance may not meet DRS’s expectations;
•the difficulties and management challenges inherent in completing the merger and integrating the businesses, operations and workforce of RADA with those of DRS and the possibility of encountering difficulties in achieving expected growth and cost savings;
•the possible diversion of management attention for an extended period of time during the pendency of the merger and, following closing, the integration of the two companies;
•the potential payment to RADA by DRS of a termination fee of $40 million, as described in the section entitled “The Merger Agreement—Termination Fees” beginning on page 287;
•the risk that the $40 million termination fee to which DRS may be entitled, subject to the terms and conditions of the merger agreement, in the event RADA terminates the agreement in certain circumstances may not be sufficient to compensate DRS for the costs and harm it might incur as a result of such termination;
•the potential for litigation relating to the proposed merger and the associated costs, burden and inconvenience involved in defending those proceedings;
•the potential difficulties in retaining key personnel of DRS and RADA following announcement of the merger;
•the potential effect of the merger on overall business of DRS, including its relationships with customers, suppliers and regulators;
•the risk that RADA shareholders may vote down the proposals at the RADA extraordinary general meeting;
•the substantial costs to be incurred in connection with the merger, including those incurred regardless of whether the merger is consummated;
•terms of the merger agreement impose some restrictions on DRS’s ability to operate its business outside of the ordinary course before the closing of the merger;
•the restrictions imposed by SEC and NASDAQ stock exchange rules upon DRS once DRS common stock is publicly traded and the increased costs associated with DRS being a publicly traded company; and
•the risks of the type and nature described in the section entitled “Risk Factors” beginning on page 33 and the matters described in the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page 97.
The DRS board of directors considered all of these factors as a whole and, on balance, concluded that it supported a favorable determination to enter into the merger agreement.
In addition, the DRS board of directors was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of the DRS stockholder generally, including the treatment of DRS stock options and other equity awards held by such directors and executive officers in the merger described in the section entitled “The Merger—Interests of DRS’s Directors and Executive Officers in the Merger” beginning on page 255 and DRS’s agreement to indemnify DRS directors and officers against certain claims and liabilities.
The foregoing discussion of the information and factors that the DRS board of directors considered is not intended to be exhaustive, but rather is meant to include the material factors that the DRS board of directors considered. The DRS board of directors collectively reached the conclusion to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the DRS board of directors believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the DRS board of directors considered in connection with its evaluation of the merger, the DRS board of directors did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the DRS board of directors. In considering the factors discussed above, individual directors may have given different weights to different factors.
The foregoing description of DRS’s consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page 97.
DRS’s Unaudited Financial Projections
DRS has not previously provided public financial guidance and DRS does not as a matter of course make other public projections as to future sales, earnings, or other results, and forecasts for extended periods of time are of particular concern to DRS due to the unpredictability of the underlying assumptions and estimates. However, in connection with the discussions regarding the proposed merger, each of DRS and RADA supplied the other with certain unaudited business and financial information that was not publicly available. DRS provided its board of directors and RADA with certain financial projections as set forth below which were prepared by, and are the responsibility of, the management of DRS, which did not include certain extrapolations from such financial projections by the management of RADA, and which are referred to in this section as the “financial projections by DRS”. The financial projections by DRS were prepared in the first quarter of calendar 2022 for DRS on a stand-alone basis, giving effect to previously announced divestitures that were completed in 2022, but without giving effect to, and as if DRS never contemplated, the merger including the impact of negotiating or executing the merger, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger.
The accompanying financial projections by DRS were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP, but, in the view of DRS’s management, were prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of management’s knowledge and belief, the reasonable projections of the future financial performance of DRS. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the financial projections by DRS. Although DRS’s management believes there was a reasonable basis for the financial projections by DRS at the time such financial projections were supplied to the DRS board of directors and RADA in connection with evaluation of the merger and the merger agreement, DRS cautions stockholders that future results could be materially different from the financial projections by DRS. The summary of the financial projections by DRS is being included in this proxy statement/prospectus because these financial projections by DRS were shared between DRS and RADA and provided to DRS’s board of directors and RADA’s board of directors and financial advisor for purposes of considering and evaluating the merger and the merger agreement. Neither DRS’s independent auditors, nor any other independent accountant, have audited, reviewed, examined, compiled, or performed any agreed-upon procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial projections by DRS. The KPMG report incorporated by reference in this proxy statement/prospectus relates to DRS’s historical financial statements. It does not extend to the prospective financial information and should not be read to do so.

The financial projections by DRS are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the financial projections by DRS are based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by DRS’s management as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for any number of reasons, including general economic conditions, competition, and the risks discussed in this proxy statement/prospectus under the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 97 and 33, respectively. The financial projections by DRS also reflect assumptions as to certain business decisions that are subject to change. Because the financial projections by DRS were developed for DRS on a stand-alone basis without giving effect to the merger, they do not reflect any restrictions that may be imposed in connection with the receipt of any necessary governmental or regulatory approvals, any synergies that may be realized as a result of the merger or any changes to DRS’s operations or strategy that may be implemented after completion of the merger. There can be no assurance that the projections will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which financial projections by DRS relate, the more unreliable the information becomes.
DRS uses a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring operating performance, including revenue before the impact of previously announced divestitures, Adjusted EBITDA (as defined in “Information about DRS—Management's Discussion and Analysis of Financial Conditions and Results of Operations—Key Financial and Operating Measures—Non-GAAP Financial Measures” before the impact of previously announced divestitures) and Unlevered Free Cash Flow (defined as Free Cash Flow (as defined in “information about DRS—Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Key Financial and Operating Measures—Non-GAAP financial Measures”) excluding the impact of Interest Expense). While DRS believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze DRS’s financial business trends, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of DRS’s competitors and may not be directly comparable to similarly titled measures of DRS’s competitors due to potential differences in the exact method of calculation. Further, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures.
Financial measures included in forecasts (including the financial projections by DRS) provided to a financial advisor are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC if and to the extent such financial measures are included in the forecasts provided to the financial advisor for the purpose of rendering an opinion that is materially related to a business combination transaction and the forecasts are being disclosed in order to comply with the SEC rules or requirements under state or foreign law, including case law regarding disclosure of the financial advisor’s analyses. Therefore the financial projections by DRS are not subject to the SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Evercore for purposes of its opinion to the RADA board of directors, as applicable, as described above in the sections entitled “The Merger—Opinion of RADA’s Financial Advisor” beginning on page 232, or by the DRS board of directors in connection with its consideration of the merger. Accordingly, no reconciliation of the financial measures included in the financial projections by DRS is provided.
Summary of the Financial Projections by DRS

($ in millions)	FY 2022E	FY 2023E	FY 2024E	FY 2025E(1)
Revenue	$2,672	$2,795	$2,947	$3,101
Adjusted EBITDA	$315	$349	$375	$414
Unlevered Free Cash Flow	$209	$216	$239	$272
_________________
(1)RADA management extrapolated the financial projections of DRS for FY2026 (resulting in Revenue of $3,263 million, Adjusted EBITDA of $436 million, and Unlevered Free Cash Flow of $256 million) and approved the use of such extrapolation by Evercore for purposes of its financial analysis and opinion to the RADA board of directors, as described above in the section entitled “The Merger—Opinion of RADA’s Financial Advisor” beginning on page 232.

DRS does not undertake to update or otherwise revise the above financial projections to reflect circumstances existing or events that occurred after the date in which the projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such financial projections are shown to be in error or the financial projections otherwise would not be realized, except as may be required by law. RADA’s shareholders are cautioned not to place reliance on the DRS projections in making their investment decision regarding the merger or for any other purpose.
Certain Unaudited Combined Financial Information
In connection with the merger, DRS has prepared and used in presentations to investors and press releases Combined Company Revenue, Adjusted EBITDA and Net Financial Debt information, which present information for DRS and RADA on a combined basis. DRS believes these non-GAAP financial measures will help investors understand DRS’s and RADA’s combined financial condition and operating results and assess the combined company’s future prospects, on a basis that excludes the impact of DRS’s previously announced divestitures. DRS believes these non-GAAP financial measures, each of which is discussed in greater detail below, are important supplemental measures because they exclude unusual or non-recurring items as well as non-cash items that are unrelated to or may not be indicative of our ongoing operating results. Further, when read in conjunction with DRS’s and RADA’s U.S. GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as a tool to help make financial and operational decisions.
We recognize that these non-GAAP financial measures have limitations, including that similar measures may be calculated differently by other companies, thereby affecting their comparability from company to company. In order to compensate for these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with U.S. GAAP. Readers should review the reconciliations below and should not rely on any single financial measure to evaluate our business.
We define these non-GAAP financial measures as:
Combined Company Revenue - We define Combined Company Revenue as revenue of DRS before the impact of previously announced divestitures plus revenue of RADA after intercompany eliminations. The reconciliation of Combined Revenue to revenue is provided below:

(Dollars in millions)	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
Total Revenue DRS
Revenue	$2,333	$2,714	$2,778	$2,879
Less divestitures	$256	$236	$254	$232
DRS Revenue Less Divestitures	$2,077	$2,478	$2,524	$2,647
Revenue RADA
Revenue	$28	$44	$76	$117
Combined Revenue	$2,105	$2,522	$2,600	$2,764
Elimination Intercompany
RADA to DRS	$—	$(3)	$(1)	$(31)
Combined Company Revenue	$2,105	$2,519	$2,599	$2,733

Combined Company Adjusted EBITDA - We define Combined Company Adjusted EBITDA as Adjusted EBITDA of DRS (as defined in “Information about DRS—Management's Discussion and Analysis of Financial Condition and Results of Operations
—Key Financial and Operating Measures—Non-GAAP Financial Measures”). The reconciliation of Combined Company Adjusted EBITDA to net earnings/net income (loss) is provided below.
Combined Company Adjusted EBITDA Reconciliation:

(Dollars in millions)	2018	2019	2020	2021	2021 Q1	2022 Q1	LTM
DRS net earnings	$(10)	$75	$85	$154	$28	$36	$162
Income tax provision	(7)	20	27	46	13	12	46
Amortization of intangibles	93	9	9	9	2	2	9
Depreciation	35	42	44	49	12	13	50
Restructuring costs	14	20	12	5	—	—	5
Interest expense	58	65	64	35	9	8	34
Deal related transaction costs	—	—	9	5	4	2	3
Foreign exchange	3	—	1	1	—	—	1
COVID-19 response costs	—	—	12	6	3	—	3
Non-service pension expense	1	3	5	—	—	—	—
DRS adjusted EBITDA	$187	$234	$268	$310	$71	$73	$312
Less divestitures:
Net earnings	15	20	28	22	4	4	22
Income tax provision	5	6	8	7	1	1	6
Depreciation	1	1	1	3	1	—	2
DRS adjusted EBITDA less divestitures	$166	$207	$231	$278	$64	$68	$281
RADA Net Income (loss)	$—	$(2)	$6	$25	$4	$(1)	$21
Tax expense	—	—	—	(5)	—	—	(5)
Financial expense (income), net	—	—	—	—	—	—	—
Depreciation	1	1	2	4	1	1	4
Employee option compensation	1	1	1	3	—	1	3
Other non-cash amortization	—	—	—	—	—	—	—
RADA Adjusted EBITDA	$2	$—	$10	$27	$5	$1	$24
Combined Company Adjusted EBITDA	$168	$208	$240	$305	$69	$69	$305
Combined Company Net Financial Debt - We define Combined Company Net Financial Debt as Total Debt of DRS plus Total Debt of RADA, after finance leases and other, and cash and cash equivalents as of the end of period. The reconciliation of Combined Company Net Financial Debt to total debt is provided below.

	As of March 31, 2022
($ in millions)	DRS	RADA	Combined
Intercompany with Parent	$367	$—	$367
Finance leases and other	164	—	164
Short term borrowings	9	—	9
Total Debt	$540	$—	$540
Less finance leases and other	$164	$—	$164
Less cash and cash equivalents at the end of period	113	66	179
Combined Company Net Financial Debt	$263	$(66)	$197

Regulatory Approvals
The completion of the merger is subject to the receipt of certain approvals from, and/or making certain filings with, regulatory authorities in the United States and the United Kingdom.
With respect to the United States, DRS has determined that the merger is exempt from the premerger notification requirements of the HSR Act. As such, the merger is not expected to be subject to any filing requirements with U.S. federal competition authorities, however the merger may be subject to expiration of the applicable waiting period (or any extensions thereof) under the HSR Act, solely to the extent that DRS, as promptly as practicable following the date that is 60 days prior to the anticipated closing date, determines in its reasonable discretion that an applicable exemption from the HSR Act is no longer available in connection with the transactions. The merger also cannot be completed until approval has been obtained from CFIUS. DRS and RADA submitted a draft joint voluntary notice to CFIUS with respect to the merger on August 3, 2022 and a formal joint voluntary notice on August 24, 2022, and CFIUS accepted the notice and began formal review on September 8, 2022. The completion of the merger is also subject to approval from DCSA.
With respect to the United Kingdom, the new investment screening regime under the National Security and Investment Act 2021 (the “UK NSIA”) came into full effect on January 4, 2022. Pursuant to the new investment screening regime, certain transactions involving entities that carry on specified activities in the United Kingdom must be approved by the Secretary of State at the Department for Business, Energy and Industrial Strategy of the United Kingdom (the “UK Secretary of State”) before closing. DRS submitted a notice pursuant to the UK NSIA (the “UK NSIA Notice”) to the UK Secretary of State on July 18, 2022 and which notice was accepted as complete on July 20, 2022. UK NSIA approval was obtained on August 25, 2022.
RADA has also sought and received approval from the Israeli Ministry of Defense’s Defense Export Control Agency, and has sought approval from the Israeli Director of Security of the Defense Establishment.
At any time before or after consummation of the merger, notwithstanding the determination by DRS that the merger is exempt from the premerger notification requirements of the HSR Act, the DOJ, FTC, or any state or foreign governmental entity, could take such action under antitrust, competition or other foreign investment laws or regulations as each deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of DRS and RADA. Private parties also may seek to take legal action under the antitrust, competition or other foreign investment laws under certain circumstances. There can be no assurance that the DOJ, FTC, or any other state or foreign governmental entity or any private party will not attempt to challenge the merger on antitrust, competition, foreign investment or other grounds, and, if such a challenge is made, there can be no assurance as to its result.
NASDAQ and TASE Listings; Delisting and Deregistration of RADA Shares
DRS has agreed to use its reasonable best efforts to cause DRS common stock, including the shares of DRS common stock to be issued in the merger, to be approved for listing on the NASDAQ and the TASE, subject to official notice of issuance, prior to the completion of the merger. Upon completion of the merger, DRS common stock is expected to be listed on the NASDAQ and the TASE under the ticker symbol “DRS”.
If the merger is completed, RADA shares will be delisted from the NASDAQ and the TASE and deregistered under the Exchange Act and the Israeli Securities Law, and RADA will no longer be required to file periodic reports with the SEC with respect to RADA shares.
RADA has agreed to cooperate with DRS and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NASDAQ and the TASE to enable the delisting of the RADA shares from the NASDAQ and the TASE and the deregistration of the RADA shares under the Exchange Act and the ISL.

Interests of RADA’s Directors and Executive Officers in the Merger
RADA shareholders should be aware that some of RADA’s directors and executive officers have interests in the merger that are different from, or in addition to, those of RADA shareholders generally. These interests include:
•Subject to RADA shareholder approval, to the extent required, and compliance with the ICL, RADA undertook to pay transaction bonuses in the aggregate amount of $3,800,000 , in cash, to Mr. Dubi Sella, Mr. Yossi Ben Shalom, Mr. Avi Israel and Mr. Max Cohen in connection with the merger, each of which will be paid immediately prior to and contingent upon the occurrence of the closing of the merger (the “transaction bonuses”).
•Contingent on the closing of the merger, the approval of the DRS compensation committee and the approval of the RADA shareholders, DRS will grant the Retention Awards (as described further below) in the form of RSUs pursuant to the Omnibus Plan to certain office holders of RADA.
•Some of the RADA options previously granted to each of Mr. Yossi Ben Shalom, Mr. Guy Zur, Mr. Yossi Weiss, Prof. Alon Dumanis, Ms. Ofra Brown, Mr. Dubi Sella, Mr. Avi Israel, Mr. Yaniv Dorani, Mr. Oleg Kiperman, Mr. Alon. Amitay, Mr. William (Bill) Watson, Mr. Max Cohen and Mr. Scott Wood will vest in full ten days prior to the closing of the merger, and the rest, subject to DRS’s approval, immediately thereafter, in each case pursuant to the terms of such options.
•All members of the RADA board of directors as well as all of its executive officers will be entitled to indemnification and insurance coverage by or through RADA. DRS agreed to cause RADA to fulfill such indemnification and insurance obligations following the consummation of the merger pursuant to the terms of the merger agreement. For more information, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 280.
Members of the RADA board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and approving the merger.
Transaction Bonuses
The transaction bonuses approved by the RADA board and Audit and Compensation Committee, subject to RADA shareholder approval, to the extent required, and compliance with the ICL, are expected to provide immediately prior to and contingent upon the occurrence of the closing of the merger, cash payments in an aggregate amount of $3,800,000 to certain office holders and members of the RADA board.
The amounts listed in the table below represent the value of transaction bonuses that will be paid to the named executive officers and the Executive Chairman of the RADA board, subject to shareholder approval and compliance with the ICL (as applicable), in connection with the closing of the merger.

Name	Transaction Bonus
Dubi Sella	$2,000,000
Avi Israel	$500,000
Max Cohen	$100,000
Yossi Ben Shalom	$1,200,000
Retention Awards
The Retention Awards are expected to provide that, upon the closing of the merger, certain key employees of RADA, including certain executive officers, will be granted an award of RSUs pursuant to the Omnibus Plan.
The amounts listed in the table below represent the target values of Retention Awards that will be granted, subject to the approval of the DRS compensation committee, and the shareholders of RADA, as applicable, in connection with the closing of the merger, to the named executive officers and certain office holders and key employees of RADA.

Name	Target RSUs
Dubi Sella	$300,000
William Watson	$100,000
Avi Israel	$100,000
Max Cohen	$120,000
All Other Key Employees and Executive Officers	$375,000
The Retention Awards will cliff vest on the second anniversary of the grant date, provided that, in the event of a participant’s termination of employment due to death or Disability (as defined in the Omnibus Plan), the Retention Awards will fully vest on the date of death or Disability, as applicable. In the event of a participant’s termination of employment by RADA or DRS not for cause, the Retention Awards will terminate automatically without any further action by DRS and be forfeited without further notice and at no cost to DRS.
Treatment of RADA Options
At the effective time, by virtue of the merger and without any action on the part of the holder thereof, each RADA option, whether vested or unvested, granted pursuant to the RADA option plans will be assumed by DRS and substituted with a DRS option in accordance with the terms of the Omnibus Plan and respective award agreement and the terms of the option tax ruling (as described in the section “The Merger Agreement—Tax Rulings”). The right of each holder of a RADA option to exercise the DRS option will be subject to substantially the same terms and conditions, including the applicable vesting schedule, vesting restrictions, continued service requirements and right of vesting upon a qualifying termination of employment, as were applicable to the RADA option immediately prior to the effective time. The number of shares of DRS common stock subject to each DRS option will be equal to the number of RADA shares subject to such RADA option immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share, and the per share exercise price under each such DRS option will be equal to the exercise price per RADA share immediately prior to the effective time, divided by the exchange ratio, rounded up to the nearest whole cent.
The amounts listed in the table below represent the aggregate number of outstanding options (both vested and unvested), the number of unvested options subject to accelerated vesting in connection with the closing of the merger, and the respective weighted average exercise prices of such options held by the named executed officers, directors and other executive officers of RADA as of August 29, 2022. The unvested options that are subject to accelerated vesting in connection with the closing of the merger will become vested ten days prior to the effective time by virtue of the merger, and the rest of the outstanding unvested options will vest, subject to DRS’s approval, immediately after the effective time, in each case in accordance with the original terms of such option award agreements and the RADA option plans.

Name	Number of Outstanding Options	Number of Unvested Options Subject to Acceleration	Weighted Average Exercise Price
Dubi Sella	1,212,500	728,125	$11.35
William Watson	400,000	118,750	$11.85
Avi Israel	290,000	106,250	$9.55
Max Cohen	287,500	195,000	$10.13
Oleg Kiperman	175,686	102,500	$9.10
All Non-Employee Directors	330,000	267,502	$11.28
All Other Executive Officers	528,125	379,688	$10.00

Interests of DRS’s Directors and Executive Officers in the Merger
You should be aware that the directors and executive officers of DRS have interests in the merger that are different from, or in addition to, the interests of the DRS stockholder generally. The DRS board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger. For more information, see the sections entitled “The Merger—Background of the Merger” beginning on page 223 and “The Merger—DRS’s Reasons for the Merger” beginning on page 244.
One-Time Awards
The One-Time Awards will provide that, upon the closing of the merger, certain members of DRS’s leadership team who are supporting the merger will be granted an award under the Omnibus Plan, comprising 40% RSUs and 60% PRSUs. Approximately 20 individuals are expected to be granted One-Time Awards and the expected aggregate maximum shares of the One-Time Awards is 1 million shares, subject to achievement of certain performance targets during the two-year period following the closing of the merger as described below.
The amounts listed in the table below represent the target number of One-Time Awards that will be granted in connection with the closing of the merger agreement.

Name	Target RSUs	Target PRSUs
William Lynn	142,857	214,286
John Baylouny	42,857	64,286
Michael Dippold	34,286	51,429
Mark Dorfman	29,714	44,571
Sally Wallace	13,429	20,143
All Non-Employee Directors	22,856	34,288
All Other Key Officers	111,890	167,831
The RSUs will be earned over a two year vesting period. The number of PRSUs actually earned will be measured in each of Year 1 and Year 2 based on the average closing price of a share of DRS’s common stock on NASDAQ over the last 90 calendar days in Year 1 or Year 2, as applicable (each 90-day average price, the “Year-End Stock Price”), based on the achievement of certain predetermined market capitalization targets. For these purposes, “Year 1” means the one year period ending on the first anniversary of the grant date and “Year 2” means the one year period ending on the second anniversary of the grant date.
The One-Time Awards will cliff vest with respect to service-based vesting conditions on the second anniversary of grant date, provided that, in the event of a participant’s termination of employment due to death or Disability (as defined in the Omnibus Plan), not in connection with a Change in Control (as defined in the Omnibus Plan), the One-Time Awards will fully vest on the date of death or Disability, as applicable. In the event of a participant’s termination of employment prior to the full vesting of such participant’s One-Time Awards for any other reason not in connection with a Change in Control, any unvested portion of the One-Time Awards will terminate automatically without any further action by DRS and be forfeited without further notice and at no cost to DRS.
Indemnification and Insurance
Under the merger agreement, DRS will cause the surviving corporation and its subsidiaries to honor and fulfill the obligations of RADA and its subsidiaries with respect to indemnification and insurance coverage for acts or omissions occurring before the completion of the merger. For a more detailed description, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 280.
Prior to the completion of the merger, we will enter into indemnification agreements with our directors. See the Form of Director Indemnification Agreement filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. The indemnification agreements will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.

The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.
Prior to the completion of the merger, we will have obtained directors’ and officers’ liability insurance that insures against certain liabilities that our directors and officers and the directors and officers of our subsidiaries may, in such capacities, incur.
Accounting Treatment
DRS prepares its financial statements in accordance with U.S. GAAP. The merger will be accounted for as an acquisition of RADA by DRS under the acquisition method of accounting in accordance with U.S. GAAP. DRS will be treated as the acquiror for accounting purposes. This means that DRS will allocate the purchase price to the fair value of RADA’s tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.
All unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus was prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the estimated net fair value of RADA’s assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the estimated net fair value of the assets and liabilities of RADA as compared to the unaudited pro forma information included in this proxy statement/prospectus will have the effect of increasing the goodwill recognized related to the merger.

THE MERGER AGREEMENT
The description of the merger agreement in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety before making any decisions regarding any of the proposals described in this proxy statement/prospectus, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about DRS or RADA. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings DRS and RADA make with the SEC, as described in the section entitled “Where You Can Find More Information”.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement and are not intended to provide any other factual information about DRS, RADA or any of their respective subsidiaries or affiliates. Factual disclosures about DRS and RADA contained in this proxy statement/prospectus or in the public reports of DRS and RADA filed with the SEC may supplement, update or modify the factual disclosures about DRS and RADA contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by DRS and RADA were qualified and subject to important limitations agreed to by DRS and RADA in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosures that DRS and RADA each delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, investors and others should not rely on the representations, warranties and covenants, or any descriptions thereof, as statements of fact or as to the condition of DRS, RADA, Merger Sub or any of their respective subsidiaries or affiliates.
Structure of the Merger
The merger agreement provides for the merger of Merger Sub, a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS, with and into RADA, a company organized under the laws of the State of Israel. As a result of the Merger, the separate corporate existence of Merger Sub will cease and RADA will continue as the surviving corporation (the “surviving corporation”) and a wholly owned direct subsidiary of DRS.
Completion and Effectiveness of the Merger
The closing of the merger will take place at 2:00 p.m. (Israel time) on the third business day following the day on which the last of the conditions for completion of the merger contained in the merger agreement (other than those conditions that by their nature are to be satisfied or waived at the closing, but subject to the satisfaction or waiver of those conditions) is satisfied or waived in accordance with the merger agreement or on such other date as DRS and RADA may mutually agree in writing.
As soon as practicable after the determination of the date on which the closing is to take place in accordance with the merger agreement, each of RADA and Merger Sub will (and DRS will cause Merger Sub to), in coordination with each other, deliver to the Companies Registrar a notice of the contemplated merger and the proposed date of the closing, in which the parties will request that the Companies Registrar issue a certificate evidencing the merger in accordance with Section 323(5) of the ICL (the “certificate of merger”) on the date that the parties will provide notice to the Companies Registrar that the closing has occurred, and the parties will deliver such notice to the Companies Registrar on the closing date. The merger will become effective upon the issuance by the Companies Registrar of the certificate of merger in accordance with Section 323(5) of the ICL (such time referred to as the “effective time”), which will occur on the closing date.
DRS and RADA are working to complete the merger prior to the outside date of June 30, 2023. It is possible that factors outside the control of both companies could result in the merger being completed at a different time, or not at all.
Merger Consideration
At the effective time, by virtue of the merger and without any action on the part of the parties or any holder of any capital stock of RADA, each RADA share issued and outstanding immediately prior to the effective time (other than RADA shares owned by DRS, Merger Sub or any other direct or indirect wholly owned subsidiary of DRS, or RADA shares owned by RADA or any direct or indirect wholly owned subsidiary of RADA, and in each case not held on behalf of third parties, referred to as “excluded shares”) will be converted into and become exchangeable for one share of DRS common stock.
Immediately prior to the effective time, the shares of DRS common stock held by US Holding. will be split (rounded up to the nearest whole share), as necessary, such that, immediately following the effective time and the issuance of the shares of DRS common stock to holders of RADA shares and the treatment of options to purchase RADA shares as described in the below section titled “Treatment of Equity Awards”: (A) US Holding will hold 80.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis (with US Holding’s ownership percentage including 50% of any awards or other equity interests that DRS may issue pursuant to entitlements under any grants of One-Time Awards) and the foregoing percentage calculation excluding any awards or other equity interests that DRS may issue pursuant to entitlements under the DRS’s long-term incentive plan and 50% of any awards or other equity interests that DRS may issue pursuant to entitlements in connection with any grants of One-Time Awards, and such foregoing percentage will assume a reference price for RADA options (as defined below) equal to the volume-weighted average price of the RADA shares on the NASDAQ for the ten trading days immediately prior to the closing date; and (B) the holders of RADA shares and RADA options (or DRS options issued pursuant to the provisions of the merger agreement) will hold or have entitlements to 19.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis (the foregoing percentage calculation excluding any awards or other equity interests that DRS may issue pursuant to entitlements under the DRS long-term incentive plan or the issuance of any One-Time Awards). The foregoing percentage calculation excludes any awards or other equity interests that DRS may issue pursuant to entitlements under the DRS long-term incentive plan or the issuance of any One-Time Awards.
At the effective time, all excluded shares, by virtue of the merger and without any action on the part of the parties or any holder of any excluded shares, will cease to be outstanding, will be cancelled and will cease to exist, and no payment will be made in respect of such shares.
Treatment of Equity Awards
Treatment of Existing RADA Options
At the effective time, by virtue of the merger and without any action on the part of the holder thereof, each outstanding option to purchase a share of RADA shares (a “RADA option”), whether vested or unvested, granted pursuant to the 2015 Share Option Plan or the 2021 Equity Incentive Plan (together, referred to as “RADA option plans”) will be assumed by DRS and substituted with an option to purchase shares of DRS common stock (a “DRS option”) in accordance with the terms of the Leonardo DRS Inc. 2022 Omnibus Equity Compensation Plan (the “Omnibus Plan”) and respective award agreement, in accordance with the terms of the option tax ruling (as described in the section entitled “Tax Rulings” below). The right of each holder of a RADA option to exercise the DRS option will be subject to substantially the same terms and conditions, including the applicable vesting schedule, vesting restrictions, continued service requirements and right of vesting upon a qualifying termination of employment, as were applicable to the RADA option immediately prior to the effective time. The number of shares of DRS common stock subject to each DRS option will be equal to the number of RADA shares subject to such

RADA option immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share, and the per share exercise price under each such DRS option will be equal to the exercise price per RADA share immediately prior to the effective time, divided by the exchange ratio, rounded up to the nearest whole cent.
For more details on the calculation of each DRS option’s exercise price and the conversion of RADA options to DRS options, see the section entitled “The Merger—Interests of RADA’s Directors and Executive Officers in the Merger” beginning on page 253.
Exchange of Shares
Exchange Agent
At or prior to the effective time, DRS will deposit or cause to be deposited with an exchange agent selected by DRS, for the benefit of the holders of RADA shares other than excluded shares, an aggregate number of shares of DRS common stock to be issued in non-certificated book-entry form comprising the amounts required to be delivered in respect of the RADA shares pursuant to the terms of the merger agreement. Such shares of DRS common stock, cash, and the amount of any dividends or other distributions (that were made following the effective time) deposited with the exchange agent at or prior to the effective time are referred to as the “exchange fund”.
Exchange Procedures
With respect to certificates representing RADA shares, as promptly as reasonably practicable after the effective time (but no later than the third business day thereafter), the surviving corporation will cause the exchange agent to mail to each holder of record of each such certificate:
•a notice advising such holders of the effectiveness of the merger;
•a letter of transmittal in customary form;
•a duly completed and validly executed declaration and/or valid tax certificate or such other forms as may be required under any applicable law or pursuant to the terms of the merger agreement; and
•instructions for surrendering such share certificate (or affidavit of loss in lieu of such certificate as provided in the merger agreement) to the exchange agent.
Upon surrender to the exchange agent of such certificate (or affidavit of loss in lieu of such certificate as provided in the merger agreement) together with a duly executed and completed letter of transmittal and such other documents as may reasonably be required pursuant to such instructions, the surviving corporation will cause the exchange agent to mail to each holder of record of any such certificate in exchange therefore, as promptly as reasonably practicable thereafter a statement reflecting the number of whole shares of DRS common stock, if any, that such holder is entitled to receive pursuant to the merger agreement in the name of such record holder.
With respect to RADA shares held in book-entry form not held through DTC, as promptly as reasonably practicable after the effective time (but no later than the third business day thereafter), the surviving corporation will cause the exchange agent to mail to each holder of record of any such share:
•a notice advising such holders of the effectiveness of the merger;
•a letter of transmittal and a statement reflecting the number of whole shares of DRS common stock, if any, that such holder is entitled to receive pursuant to the merger agreement in the name of such record holder, including instructions for identifying the deposit account through which such shares are held; and
•a duly completed and validly executed declaration and/or valid tax certificate or such other forms as may be required under any applicable tax law or tax ruling or pursuant to the terms of the merger agreement.
With respect to RADA shares held in book-entry form held through DTC the exchange agent will transmit to DTC or its nominees on or as soon as reasonably practicable on or after the closing date, upon surrender of RADA shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the merger consideration, in each case, that such holder has the right to receive pursuant to the merger agreement.
No interest will be paid or accrued on any amount payable of RADA shares pursuant to the merger agreement.
From and after the effective time, there will be no transfers on the stock transfer books of RADA of RADA shares that were outstanding immediately prior to the effective time. From and after the effective time, the holders of certificates representing RADA shares or RADA shares held in book-entry form will cease to have any rights with respect to such RADA shares except the right to receive the merger consideration, in each case, payable or issuable pursuant to the merger agreement. If, after the effective time, certificates are presented to the surviving corporation for any reason, they will be cancelled and exchanged as provided in the merger agreement.
With respect to certificates representing RADA shares, in the event of a transfer of ownership of any such certificate that is not registered in the transfer books of RADA as of the effective time, the proper number of shares of DRS common stock, together with a check for any cash (after giving effect to any required tax withholdings as provided in the merger agreement) to be paid upon due surrender of such certificate and any dividends or distributions in respect thereof, may be issued or paid to such a transferee if such certificate is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the exchange agent. Until surrendered as contemplated by the merger agreement, each such certificate will be deemed at any time after the effective time to represent only the right to receive the merger consideration, in each case, payable or issuable pursuant to the exchange fund provisions of the merger agreement.
With respect to RADA shares held in book-entry form, payment of the merger consideration, in each case, payable or issuable pursuant to the merger agreement, will only be made to the person in whose name such shares are registered in the stock transfer books of RADA as of the effective time.
Dividends and Distributions with Respect to Unexchanged Shares of DRS Common Stock
All shares of DRS common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time and whenever a dividend or other distribution is declared by DRS in respect of DRS common stock, the record date for which is at or after the effective time, that declaration must include dividends or other distributions in respect of all shares issuable pursuant to the merger agreement. No dividends or other distributions in respect of shares of DRS common stock will be paid to any holder of any un-surrendered certificate representing RADA shares until the certificate (or affidavit of loss in lieu of a certificate) is surrendered for exchange in accordance with the merger agreement. Following such surrender, there will be issued or paid to the holder of record of the whole shares of DRS common stock issued in exchange for RADA shares in accordance with the merger agreement, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date at or after the effective time theretofore payable with respect to such whole shares of DRS common stock and not paid, and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of DRS common stock with a record date at or after the effective time and prior to surrender, but with a payment date subsequent to surrender.
Termination of the Exchange Fund
Any portion of the exchange fund that remains unclaimed by the 360th day after the effective time will be delivered to DRS. Any holder of RADA shares who has not by that point complied with the terms of the exchange procedures in the merger agreement may thereafter look only to DRS for delivery of the merger consideration, in each case, that such holder has the right to receive pursuant to the merger agreement.
None of the exchange agent, DRS, Merger Sub, the surviving corporation or any other person will be liable to a holder of securities of RADA for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

Lost, Stolen or Destroyed Share Certificates
In the event that any certificate representing RADA shares is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and the posting by such person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate, the merger consideration, in each case, payable or issuable pursuant to the merger agreement, had such lost, stolen or destroyed certificate been surrendered.
Withholding Rights
Each of DRS, Merger Sub, the surviving corporation and the exchange agent (and anyone on its behalf, including an Israeli sub-paying agent) will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any holder of RADA shares and RADA options, such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable tax law (including U.S. federal, state, local, Israeli or other tax law). To the extent that amounts are so withheld by the applicable payor, such withheld amounts (i) will be timely remitted by the applicable payor to the applicable governmental entity, and (ii) will be treated for all purposes of the merger agreement as having been paid to the holder of RADA shares or RADA options in respect of which such deduction and withholding was made by such payor. If the applicable payor (or anyone on its behalf, including an Israeli sub-paying agent) determines that an amount is required to be deducted and withheld with respect to any such payments (other than a compensatory payment or in respect of a failure to provide applicable documentation for the elimination of such deduction or withholding), then the applicable payor (or anyone on its behalf, including an Israeli sub-paying agent) will provide notice to RADA as soon as reasonably practicable after such determination. The parties will cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding) to the extent permitted by applicable law.
Notwithstanding the provisions in the immediately preceding paragraph, and subject to the withholding tax ruling, the 104H tax ruling or the 104H interim ruling with respect to Israeli taxes (each as described under the section entitled “Tax Rulings”), and in accordance with the exchange agent undertaking provided to DRS prior to the closing date by the exchange agent, the merger consideration payable or otherwise deliverable to any recipient pursuant to the merger agreement (except for holders of 102 shares and RADA options) will be transferred to, and retained by, the exchange agent for the respective benefit of each such recipient for a period of 360 days from closing (including with respect to any consideration deliverable to such recipient as a result of any adjustments to prevent dilution as provided in the merger agreement), from the date on which such consideration becomes deliverable to such recipient) or an earlier date required in writing by a recipient or the Israel Tax Authority (the “withholding drop date”), during which time the exchange agent must not withhold any Israeli tax from such merger consideration except as provided below. During such period, each recipient may obtain a certification or ruling or any other written instructions regarding tax withholdings issued by the Israel Tax Authority, in form and substance reasonably acceptable to the exchange agent, that is applicable to the payments or other consideration to be made to any person pursuant to the merger agreement stating that no withholding, or reduced withholding, of any Israeli tax is required with respect to such payment or other consideration or providing any other instructions regarding tax withholding (“valid tax certificate”). Where a recipient submits a valid tax certificate to the exchange agent no later than three business days before the withholding drop date, the exchange agent will withhold and timely transfer to the Israel Tax Authority an amount from such recipient’s portion of the merger consideration as specified in the valid tax certificate.
With respect to any recipient of shares of DRS common stock (other than holders of 102 shares or RADA options) pursuant to the merger agreement, (A) the shares of DRS common stock will be issued in the name of the exchange agent to be held in trust for the relevant recipient and delivered to such recipient in compliance with the withholding requirements pursuant to the merger agreement, (B) any cash amount payable to such recipient will not be released, and (C) to the extent that the exchange agent is obliged to withhold Israeli taxes, such recipient will provide the exchange agent with the amount due with regards to such Israeli taxes, within five business days from receipt of a request from the exchange agent to make such payment, and in any event prior to the release of the merger consideration deliverable to such recipient, or alternatively, will present to the exchange agent a valid tax certificate, or evidence satisfactory to the exchange agent that the full applicable tax amount with respect to such recipient, as reasonably determined by the exchange agent, has been withheld. In the event that such recipient fails to provide the exchange agent with the full amount necessary to satisfy such Israeli taxes or such valid tax certificate evidencing payment of the full applicable tax amount required to be deducted with respect to such recipient within such timeframe, the exchange agent will be entitled to sell such recipient’s retained shares of DRS common stock to the extent necessary to satisfy the full amount due with regards to such Israeli taxes. Any costs or expenses incurred by the exchange agent in connection with such sale will be borne by such recipient of shares of DRS common stock. Any such recipient of DRS common stock waives, releases and absolutely and forever discharges DRS, the exchange agent or anyone acting on their behalf from and against any and all claims for any losses in connection with the sale of any portion of the shares of DRS common stock otherwise deliverable to such recipient in compliance with the withholding requirements pursuant to the merger agreement.
If the withholding tax ruling, the 104H tax ruling or 104H interim ruling is obtained and delivered to DRS, the exchange agent and the trustee appointed under the 104H tax ruling or 104H interim ruling, as applicable, prior to the applicable withholding date, then the provisions of the withholding tax ruling, the 104H tax ruling or 104H interim ruling, as the case may be, will apply and all applicable withholding procedures with respect to any recipients will be made in accordance with the provisions of such rulings, as the case may be.
Notwithstanding the above, any consideration paid or issued to a holder of RADA options or 102 shares will be subject to deduction or withholding of Israeli tax under the Israeli Income Tax Ordinance [New Version], 1961, on the 15th day of the calendar month following the month during which the closing occurs, unless prior to the 15th day of the calendar month following the month during which the closing occurs, the option tax ruling (or an interim options tax ruling or other ruling) will have been obtained providing for no withholding or determining the withholding procedure.
Any withholding made in NIS with respect to payments made pursuant to the merger agreement in dollars will be calculated based on a conversion rate on the payment date and in such manner as the exchange agent determines to be in compliance with applicable tax law and any tax ruling issued by the Israeli Tax Authority. Any currency conversion commissions will be borne by the applicable consideration recipient and deducted from any consideration to be delivered to such payment recipient.
Adjustments to Prevent Dilution
If, from the date of the merger agreement to the earlier of the effective time and the termination of the merger agreement pursuant to its terms, the issued and outstanding RADA shares, RADA options or other RADA securities, the DRS long-term incentive plan, the One-Time Awards (including any awards or other equity interests that DRS may issue pursuant to entitlements under the DRS long-term incentive plan, including the One-Time Awards), or the issued and outstanding shares of DRS common stock or securities convertible or exchangeable into or exercisable for shares of DRS common stock, will have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period has been declared, then the merger consideration will be equitably adjusted to provide the holders of RADA shares, RADA options or other RADA securities and DRS and US Holding the same economic effect as contemplated by the merger agreement prior to such event, including to reflect the post-closing equity split.
Proxy Agreement; Surviving Corporation Matters
Under the merger agreement, DRS and RADA have agreed that the amended and restated proxy agreement that is contemplated by the Commitment Letter will remain in effect and following the effective time until amended as provided therein. RADA will take all actions necessary and cooperate with DRS such that RADA and its subsidiaries are covered by the proxy agreement at the closing or promptly following the closing, including by entering into a commitment letter with DRS and DCSA with respect to the same prior to the closing. DRS and RADA have agreed that DRS, RADA and its subsidiaries, as may be applicable, will promptly pursue and take all actions necessary to effectuate the administrative termination of each proxy or special security agreement applicable to RADA and its subsidiaries effective as of the closing.
DRS and RADA have agreed that, subject to the commitment letter to be entered into with DCSA and U.S. national industrial security requirements applicable to certain subsidiaries of RADA and DRS, the parties intend for RADA and its subsidiaries, following closing, to operate as a distinct business within DRS’s structure, and for the officers of RADA and its subsidiaries, as may be applicable, to be the leaders of and manage that business following closing, pursuant to any necessary corporate authorizations, consistent with the governance and management structure of DRS, in each case, to the extent consistent with the terms of the merger agreement.
From and after the effective time, the surviving corporation will maintain a board of directors that is comprised of directors with the necessary classification to satisfy any regulatory or defense procurement requirements as required under Israeli law. From the effective time until the eighteen month anniversary of the closing date, the surviving corporation will be managed by DRS as a separate, stand-alone line of business as part of the Advanced Sensors and Technology segment of DRS and subject to further review and post-closing discussions with RADA’s Chief Executive Officer, DRS intends to maintain the surviving corporation’s corporate structure as of the effective time to the extent such structure is acceptable to DCSA and other governmental entities.
At the effective time, DRS will cause a mutually agreed upon individual selected from among candidates proposed by RADA to be appointed to the DRS board of directors at such time and, subject to fiduciary obligations under applicable law, at the first annual meeting of stockholders of DRS with a proxy mailing date after the effective time to serve a full new term on the DRS board of directors.
From the effective time until at least the eighteen month anniversary of the closing date, DRS intends to maintain the surviving corporation’s activities presence at substantially the same levels as such activities are conducted immediately prior to the effective time assuming no adverse legal or business impacts have arisen warranting a different approach and the surviving corporation is meeting its financial plan as presented by RADA to DRS prior to the date of the merger agreement.
DRS and RADA will take all actions necessary so that the surviving corporation’s board of directors, from and after the effective time, will be Dubi Sella, Guy Zur, Yossi Ben-Shalom, and two DRS executives until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the surviving corporation’s articles of association and memorandum of association. DRS and RADA will take all actions necessary so that the officers of the surviving corporation will be the individuals that are the officers of RADA immediately prior to the effective time until the surviving corporation, from and after the effective time, of the board of directors or DRS decide otherwise or its successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the surviving corporation’s articles of association and memorandum of association.
Merger Sub Shares
At the effective time, each share of common stock, par value NIS 0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time will cease to exist and be deemed as having been automatically and without further action converted into and become RADA shares, which will constitute the only outstanding ordinary shares of the surviving corporation on a fully diluted basis immediately following the effective time, and, all of which will be owned by DRS immediately following the effective time. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the effective time will, as of the effective time, evidence ownership of such shares of the surviving corporation.
Representations and Warranties
The merger agreement contains representations and warranties made by RADA to DRS and Merger Sub and by DRS and Merger Sub to RADA. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a material adverse effect (as defined below) on the company making such representation or warranty and its subsidiaries, taken as a whole). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge after reasonable due inquiry. Furthermore, each of the representations and warranties is subject to the qualifications set forth on the disclosure letter delivered to DRS by RADA, in the case of representations and warranties made by RADA, or the disclosure letter delivered to RADA by DRS and Merger Sub, in the case of representations and warranties made by DRS and Merger Sub (with each letter referred to as that party’s disclosure letter). Each of the representations and warranties of RADA is also qualified by the reports of RADA filed with or furnished to the SEC during the period from January 1, 2020 through the date of the merger agreement. Each of the representations and warranties of DRS is also qualified by the reports of DRS filed with or furnished to the SEC prior to the date of the merger agreement. Qualification by reference to any such reports of RADA or DRS does not include references to any amendments of such reports filed after the date of the merger agreement or any disclosures set forth or referenced in any risk factor section or in any other section in any such reports to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature.
In the merger agreement, RADA has made representations and warranties to DRS and Merger Sub, regarding:
•organization, good standing and qualification to do business;
•RADA’s capital structure, including the number of RADA shares outstanding, and the number of RADA shares reserved for issuance under the RADA option plans and subject to outstanding awards under such plans;
•corporate authority and power with respect to the execution, delivery and performance of the merger agreement and consummation of the transactions contemplated by the merger agreement;
•the adoption by the RADA board of directors of resolutions:
•determining that the transactions contemplated by the merger agreement are fair to, and in the best interests of RADA and the holders of RADA shares and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving corporation will be unable to fulfill the obligations of RADA to its creditors;
•approving the merger agreement and the transactions contemplated by the merger agreement; and
•recommending that holders of RADA shares vote in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement (the “RADA recommendation”)
•the RADA board of directors’ receipt of an opinion from Evercore that the merger consideration is fair from a financial point of view, as of the date of such opinion, to the holders of RADA shares;
•the filings with governmental entities needed in connection with the execution, delivery and performance of the merger agreement or the consummation of the merger and the other transactions contemplated by the merger agreement;
•the absence of violations of, or conflicts with, RADA’s or its subsidiaries’ organizational documents, applicable law and certain contracts and government grants and licenses as a result of the execution, delivery and performance of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement;
•the proper filing or furnishing of reports with the SEC and TASE, as applicable, since January 1, 2020, the accuracy of the information contained in those reports, compliance with the requirements of certain laws and the design of its internal disclosure controls and procedures;
•conduct of business in the ordinary course from December 31, 2021 through June 21, 2022 (the date of the merger agreement);

•the absence of any effect since December 31, 2021 that, individually or in the aggregate, has had or would be reasonably expected to have a material adverse effect on RADA or prevent or materially delay or impair RADA’s ability to consummate the transactions contemplated by the merger agreement (the “RADA no MAE representation”);
•absence of certain litigation and governmental orders;
•employee benefits matters, including matters related to employee benefit plans;
•labor matters;
•compliance with applicable laws and regulations and RADA’s licenses;
•inapplicability to the merger, RADA’s ordinary shares and the transactions contemplated by the merger agreement of takeover statutes or regulations or anti-takeover provisions in RADA’s organizational documents and absence of any rights plans or other arrangement designed to delay, defer or discourage any entity or person from acquiring control of RADA;
•environmental matters;
•tax matters;
•real property;
•title to RADA’s tangible assets;
•intellectual property;
•insurance;
•certain material contracts;
•certain government contracts;
•RADA’s suppliers and customers;
•product matters;
•affiliate transactions;
•matters related to RADA’s proxy and special security agreements;
•information supplied for inclusion or incorporation by reference in this proxy statement/prospectus;
•broker or finder fees payable in connection with the transactions contemplated by the merger agreement; and
•the absence of other representations or warranties.
In the merger agreement, DRS and Merger Sub have made representations and warranties to RADA, regarding:
•organization, good standing and qualification to do business;
•capital structure, including the number of shares of DRS common stock and preferred stock outstanding and the authorized share capital of Merger Sub;

•corporate authority and power with respect to the execution, delivery and performance of the merger agreement and consummation of the transactions contemplated by the merger agreement;
•the adoption by the DRS board of directors of resolutions:
•determining that the merger agreement and the transactions contemplated by the merger agreement are advisable and are fair to, and in the best interests of, DRS and its stockholder; and
•approving the merger agreement and the transactions contemplated by the merger agreement;
•the unanimous adoption by Merger Sub board of directors of resolutions:
•determining that the merger agreement and the transactions contemplated by the merger agreement are advisable to, and in the best interests of, Merger Sub and its shareholder;
•considering the financial position of the merging companies, no reasonable concern exists that the surviving corporation will be unable to fulfill the obligations of Merger Sub to its creditors; and
•approving the merger agreement and the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement;
•the filings with governmental entities needed in connection with the execution, delivery and performance of the merger agreement or the consummation of the merger and the other transactions contemplated by the merger agreement;
•the proper filing or furnishing of reports with the SEC since January 1, 2020, the accuracy of the information contained in those reports, and furnishing of certain information with respect to its internal disclosure and control procedures;
•conduct of business in the ordinary course from December 31, 2021 through June 21, 2022 (the date of the merger agreement);
•the absence of any effect since December 31, 2021 that, individually or in the aggregate, has had or would be reasonably expected to have a material adverse effect on DRS or prevent or materially delay or impair the ability of DRS to consummate the transactions contemplated by the merger agreement (the “DRS no MAE representation”);
•absence of certain litigation and governmental orders;
•compliance with applicable laws;
•tax matters;
•broker or finder fees payable in connection with the transactions contemplated by the merger agreement;
•affiliate transactions;
•solvency; and
•the absence of other representations or warranties.
For purposes of the merger agreement, a “material adverse effect” with respect to DRS or RADA means any effect that, individually or in the aggregate with any other effect is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of such party and its subsidiaries, taken as a whole, except that none of the following, alone or in combination, will be deemed to constitute, or be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur:
•effects of the announcement of the merger agreement to the extent directly attributable to the transactions contemplated by the merger agreement, including (i) the identity of DRS, Merger Sub or any of their respective affiliates (in the case of a material adverse effect with respect to RADA) and the identity of RADA or any of its affiliates (in the case of a material adverse effect with respect to DRS), (ii) by reason of any communication by DRS or Merger Sub or any of their affiliates (in the case of a material adverse effect with respect to RADA) or any communication by RADA or any of its affiliates (in the case of a material adverse effect with respect to DRS), in each case, regarding the plans or intentions of such party or their affiliates with respect to the conduct of the business of such party and their subsidiaries following the closing, (iii) the failure to obtain any third-party consent in connection with the transactions contemplated by the merger agreement and (iv) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, employees or any other person (provided that the foregoing will not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of the merger agreement or the consummation of the transactions contemplated by the merger agreement);
•effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in any jurisdiction in which such party or any of its subsidiaries has material operations or in which any of such party’s or any of its subsidiaries’ products or services are sold;
•effects that are the result of factors generally affecting the defense technology industry (in the case of RADA) or the defense contractor industry (in the case of DRS), or geographical areas in which such party and its subsidiaries have material operations;
•changes or modifications in U.S. GAAP or in any law or in the interpretation or enforcement thereof, after the date of the merger agreement;
•any effect proximately resulting from acts of war (whether or not declared), civil disobedience, hostilities, terrorism, military actions or the escalation of any of the foregoing (other than cyberattacks affecting the such party and its subsidiaries), any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event (including the COVID-19 pandemic) or any other force majeure event;
•any actions taken or failed to be taken by such party or any of its subsidiaries that are required to be taken by the merger agreement (other than the obligations of such party regarding the operations of its business as described in the section titled “—Restrictions on RADA’s Business Prior to the Effective Time” or “—Restrictions on DRS’s Business Prior to the Effective Time”, as applicable) or as expressly requested by the other party in writing;
•Solely with respect to a material adverse effect with respect to RADA, a decline in the market price, or change in trading volume, of RADA shares on NASDAQ or TASE; except that this exception will not prevent or otherwise affect a determination that any effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect with respect to RADA.
Notwithstanding the exceptions listed above, with respect to the second, third, fourth, and fifth exceptions listed, such effect will be taken into account in determining whether a material adverse effect has occurred to the extent it disproportionately adversely affects such party and its subsidiaries compared to other companies of similar size operating in industries in which such party and its subsidiaries operate (and then only to the extent of such disproportionate impact).

Restrictions on RADA’s Business Prior to the Effective Time
RADA agreed as to itself and its subsidiaries that, after the date of the merger agreement and prior to the effective time (except as approved in writing by DRS, which approval may not be unreasonably withheld, conditioned or delayed, as otherwise expressly contemplated by the merger agreement or as required by applicable law), RADA will use its reasonable best efforts to conduct the business of it and its subsidiaries in the ordinary course and, to the extent consistent therewith, it and its subsidiaries will use their respective reasonable best efforts to preserve their business organizations intact, including their material intellectual property rights, material contracts and other material assets, and maintain existing relations and goodwill with governmental entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and keep available the services of its and its subsidiaries’ present officers, employees and agents, except as otherwise required by applicable law.
From the date of the merger agreement until the effective time, except as expressly contemplated by the merger agreement, required by applicable law, approved in writing by DRS (which approval may not be unreasonably withheld, conditioned or delayed) or set forth in the corresponding subsection of RADA’s disclosure letter, RADA has agreed not to and to cause its subsidiaries not to:
•adopt or propose any change to its organizational documents;
•merge or consolidate itself or any of its subsidiaries with any other person, except for any such transactions among its wholly owned subsidiaries, or restructure, consolidate, recapitalize, reorganize or completely or partially liquidate, dissolve or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;
•acquire, directly or indirectly (including by merger, consolidation, operation of law, or acquisition of shares, other equity interests or assets or any other business combination), any person or any division, business, assets or properties of any other person or make any investment in any other person, in each case, with a fair market value or purchase price in excess of one million dollars ($1,000,000) in the aggregate in any transaction or series of related transactions, in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or that would reasonably be expected to prevent, materially delay or materially impair the ability of RADA or DRS, as applicable, to consummate the transactions contemplated by the merger agreement prior to June 30, 2023 (the “outside date”), other than acquisitions of inventory or other goods in the ordinary course pursuant to and in accordance with the terms of RADA material contracts in effect as of the date of the merger agreement, true, correct and complete copies of which have been made available to DRS prior to the date of the merger agreement;
•issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or otherwise enter into any contract or understanding with respect to the voting of, any shares of its capital stock or of any of its subsidiaries or any rights, warrants or options to acquire any such shares or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than the issuance of shares (A) by its wholly owned subsidiary to it or another of its wholly owned subsidiaries, (B) in respect of RADA options outstanding as of the date of the merger agreement in accordance with their terms and, as applicable, the stock plans as in effect on the date of the merger agreement, or (C) RADA options issued to new employees of RADA or its subsidiaries in the ordinary course and in accordance with the stock plans as in effect on the date of the merger agreement; provided that any RADA options issued pursuant to clause (C) above will (w) not exceed 150,000 RADA shares in the aggregate on a fully diluted basis, (x) have terms consistent with grant terms and amounts as RADA options granted to similarly situated employees, (y) be subject to the standard four (4) year vesting schedule as existing RADA options as of the date of the merger agreement and (z) not provide for accelerated vesting upon a termination of employment or a change in control of RADA), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

•make any loans, advances, guarantees or capital contributions to or investments in any person (other than to or from RADA and any of its wholly owned subsidiaries) in excess of one million dollars ($1,000,000) in the aggregate;
•declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned subsidiary to it or to any other direct or indirect wholly owned subsidiary);
•reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than the withholding of RADA shares to satisfy withholding tax obligations upon the exercise, vesting or settlement of RADA options outstanding as of the date of the merger agreement in accordance with their terms and, as applicable, the stock plans as in effect on the date of the merger agreement;
•incur any indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) in excess of one million dollars ($1,000,000) in the aggregate;
•make or authorize any payment of, or accrual or commitment for, capital expenditures other than in accordance with the capital expenditures budget set forth on RADA’s disclosure letter;
•enter into any contract that would have been a certain type of RADA material contract that is specified in the merger agreement or any government grant that would have been a certain type of RADA material contract that is specified in the merger agreement had it been entered into prior to the merger agreement or amend, modify, supplement, waive, terminate, assign, convey, encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any such RADA material contract, other than (1) expirations of any such contract in the ordinary course in accordance with the terms of such contract, or (2) non-exclusive licenses, covenants not to sue, releases, waivers or other rights under intellectual property rights owned by RADA or any of its subsidiaries, in each case, granted in the ordinary course;
•cancel, modify or waive any debts or claims held by it or any of its subsidiaries or waive any rights held by it or any of its subsidiaries having in each case a value in excess of one million dollars ($1,000,000) in the aggregate;
•(i) settle, pay, discharge or satisfy any proceeding for an amount in excess of one million dollars ($1,000,000) in the aggregate or any obligation or liability of it in excess of such amount or on a basis that would result in the imposition of any governmental order that would restrict in all material respects the future activity or conduct of it or any of its subsidiaries or a finding or admission of a violation of law or violation of the rights of any person or (ii) institute any proceeding by RADA or any RADA subsidiary, other than in the ordinary course;
•make any changes with respect to its material accounting policies or procedures, except as required by changes to GAAP or any similar law or financial accounting standard;
•enter into any new line of business that would be material to RADA’s consolidated operations or that would reasonably be expected to prevent, materially delay or materially impair the ability of RADA to consummate the transactions contemplated by the merger agreement;
•make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to material taxes, settle any material tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material tax, or take any action which is reasonably likely to result in a material increase in the tax liability of RADA or its subsidiaries, or, in respect of any taxable period (or portion thereof) ending after the closing date, the tax liability of DRS or its affiliates;

•transfer, sell, lease, divest, cancel or otherwise dispose of, or permit or suffer to exist the creation of any encumbrance upon, any assets (tangible or intangible), product lines or businesses of it or any of its subsidiaries, including capital stock of any of its subsidiaries, except in connection with services provided in the ordinary course and sales of obsolete assets and except for sales, leases, licenses or other dispositions of tangible assets (not including services) with a fair market value not in excess of one million dollars ($1,000,000) in the aggregate;
•cancel, abandon or otherwise allow to lapse or expire any intellectual property rights that are material to the businesses of RADA or any of its subsidiaries;
•alter the operation or security of any IT assets owned, used or held for use in the operation of RADA and its subsidiaries businesses in a manner that would be materially less protective of any confidential or proprietary information that is in RADA’s or any of its subsidiaries’ possession or control, including any information stored on or processed by such IT assets;
•except as required under applicable law or pursuant to the terms of any RADA benefit plan in effect as of the date of the merger agreement and as set forth in RADA disclosure letter:
•increase the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any RADA employee, in each case, other than increases of up to 7.5% in the ordinary course in respect of certain RADA employees;
•become a party to, establish, adopt, amend, commence participation in or terminate any RADA benefit plan or any arrangement that would have been a RADA benefit plan had it been entered into prior to the date of the merger agreement;
•grant any new awards, or amend or modify the terms of any outstanding awards, under any RADA benefit plan, in each case, other than in the ordinary course and in accordance with the RADA’s policies and procedures with respect to granting, amending or modifying awards and, with respect to grants of new awards, in accordance with the terms of the merger agreement;
•grant any new awards, or amend or modify the terms of any outstanding awards, under any RADA benefit plan, in each case, other than in the ordinary course and in accordance with the RADA’s policies and procedures with respect to granting, amending or modifying awards and, with respect to grants of new awards, in accordance with the terms of the merger agreement;
•take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any RADA benefit plan;
•materially change any actuarial or other assumptions used to calculate funding obligations with respect to any RADA benefit plan that is required by applicable law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;
•forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course) to any RADA employee;
•hire any employee or engage any independent contractor (who is a natural person) whose salary, wage rate or consulting fees (as applicable) and target cash bonus opportunity exceed $250,000 in the aggregate on an annual basis;
•terminate the employment of any executive officer or any RADA employee who is eligible to receive payments or benefits upon a termination of employment in connection with a change in control, other than, in each case, for cause;

•become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar employee representative organization, other than pursuant to applicable law or extension orders;
•cancel or fail to use commercially reasonable efforts to replace or renew any material insurance policies
•take any action or fail to take any action that is reasonably likely to result in any of the conditions to closing the merger set forth in the merger agreement not being satisfied; or
•agree, authorize or commit to do any of the foregoing.
Restrictions on DRS’s Business Prior to the Effective Time
DRS agreed as to it itself and its subsidiaries that, after the date of the merger agreement and prior to the effective time (except as approved in writing by RADA, which approval may not be unreasonably withheld, conditioned or delayed, as otherwise expressly contemplated by the merger agreement or as required by applicable law), DRS will use its reasonable best efforts to conduct the business of it and its subsidiaries in the ordinary course and, to the extent consistent therewith, it and its subsidiaries will use their respective reasonable best efforts to preserve their business organizations intact, including their material intellectual property rights, material contracts and other material assets, and maintain existing relations and goodwill with governmental entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and keep available the services of its and its subsidiaries’ present officers, employees and agents, except as otherwise required by applicable law.
From the date of the merger agreement until the effective time, except as expressly contemplated by the merger agreement, required by applicable law, approved in writing by RADA (which approval may not be unreasonably withheld, conditioned or delayed) or set forth in the corresponding subsection of DRS’s disclosure letter, in connection with or required to effectuate the stock split, the sale by a subsidiary of DRS of its Global Enterprise Solutions business to a wholly owned subsidiary of SES S.A. (the “specified transaction”) or the sale by DRS of its membership interest in Advanced Acoustic Concepts to a subsidiary of Thales S.A. (together with the specified transaction, the “sales transactions”), DRS has agreed not to and to cause its subsidiaries not to:
•adopt or propose any change to its organizational documents in any manner that would prevent, materially delay or materially impair the ability of DRS to consummate the transactions contemplated by the merger agreement;
•merge or consolidate itself or any of its subsidiaries with any other person, or restructure, consolidate, recapitalize, reorganize or completely or partially liquidate, dissolve, in each case, except for any such transactions among its wholly owned subsidiaries or any acquisition (by asset purchase or exchange, stock purchase, merger, or otherwise) that (A) would not reasonably be expected to prevent or materially impair or materially delay consummation of the transactions contemplated by the merger agreement, and (B) does not utilize any DRS common stock (or any security convertible into, or exchangeable or exercisable for shares of DRS common stock) as consideration;
•issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or otherwise enter into any contract or understanding with respect to the voting of, any shares of capital stock of DRS or any of its subsidiaries or any right, warrants or options to acquire such shares or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than the issuance of shares (A) by its wholly owned subsidiary to it or another of its wholly owned subsidiaries or (B) in respect of equity-based awards outstanding as of the date of the merger agreement in accordance with their terms and, as applicable, the plan documents as in effect on the date of the merger agreement), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

•declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for (A) dividends paid by any direct or indirect wholly owned subsidiary to it or to any other direct or indirect wholly owned subsidiary or (B) distributions of any proceeds in connection with the consummation of the sale transactions (which will be net of any tax liability or holdback, including with respect to any indemnification reserves) and, for the avoidance of doubt, payments to US Holding or any of its affiliates in respect of any such tax liability pursuant to the tax allocation agreement, dated as of November 16, 2020, between DRS and US Holding;
•make any repurchase or other acquisition of any outstanding shares of DRS common stock (other than repurchases or other acquisitions of DRS common stock in open market transactions at market prices);
•reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than the withholding of DRS common stock to satisfy withholding tax obligations upon the exercise, vesting or settlement of any DRS options outstanding as of the date of the merger agreement in accordance with their terms;
•take any action or fail to take any action that is reasonably likely to result in any of the conditions to closing the merger set forth in the merger agreement not being satisfied; or
•agree, authorize or commit to do any of the foregoing.
No Solicitation of Acquisition Proposals
From and after the date of the merger agreement until the earlier of the closing or the valid termination of the merger agreement, except as expressly permitted by the merger agreement, RADA has agreed that it will not, and none of its subsidiaries will, and RADA will not authorize any of its directors, officers, employees, principals, partners, managers, members, consultants, investment bankers, financial advisors, legal counsel, attorneys in fact, accountants or other advisors, agents or other representatives, in each case acting in their capacity as such (collectively, “representatives”) to, directly or indirectly:
•initiate, solicit, propose, knowingly or intentionally encourage, knowingly or intentionally take any action to or facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal;
•engage in, continue or otherwise participate in any discussions with or negotiations relating to any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal;
•provide any information to any person in connection with any acquisition proposal or any proposal or offer that would reasonably be expected to lead to an acquisition proposal;
•otherwise knowingly or intentionally facilitate any effort or attempt to make an acquisition proposal; or
•except as expressly permitted by, and after compliance with, the provisions of the merger agreement with respect to a change of recommendation or termination of the merger agreement by RADA prior to receipt of the requisite RADA shareholder vote if the RADA board of directors has authorized RADA to enter into an alternative acquisition agreement in response to a superior proposal and pays the termination fee pursuant to the merger agreement, as applicable, cause or permit RADA to enter into an alternative acquisition agreement.
An “acquisition proposal” means:
•any proposal, offer, inquiry or indication of interest relating to a merger, consolidation, or similar transaction involving RADA and any third party other than DRS or any of its subsidiaries;

•liquidation, dissolution, recapitalization, or other corporate reorganization (including spin-off or share exchange) or other similar transaction involving RADA; or
•any acquisition (including, but not limited to, by way of tender offer, merger, share exchange, business combination or other similar transaction) by any person or group (as defined under Section 13 of the Exchange Act) or any merger, consolidation, business combination, joint venture or similar transaction, in each case, resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of RADA or 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of subsidiaries) of RADA, in each case other than the transactions contemplated by the merger agreement.
Notwithstanding the restrictions described above, prior to the time, but not after, the required vote of RADA shareholders to approve the merger agreement (the “requisite RADA vote”) is obtained, in response to an unsolicited, bona fide written acquisition proposal that did not arise from or in connection with a breach of the above obligations, RADA may, directly or indirectly:
•contact the person or any of its representatives who has made such acquisition proposal solely to clarify the terms of such acquisition proposal so that the RADA board of directors (or any committee thereof) may inform itself about such acquisition proposal;
•provide information in response to a request therefor (including non-public information regarding it or any of its subsidiaries) to the person who made such acquisition proposal, provided that such information has previously been made available to, or is made available to, DRS prior to or concurrently with the time such information is made available to such person and that, prior to furnishing any such information, RADA negotiates and receives from the person making such acquisition proposal an executed confidentiality agreement with terms not less restrictive to the other party than the terms in the confidentiality agreement executed by RADA and DRS are on DRS (an “acceptable confidentiality agreement”); and
•participate in any discussions or negotiations with any such person regarding such acquisition proposal;
in each case, if, and only if, prior to doing so, the RADA board of directors determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with its financial advisor, such acquisition proposal either constitutes a superior proposal or would reasonably be expected to result in a superior proposal and (B) failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of fiduciary duties under applicable law.
A “superior proposal” means an unsolicited, bona fide written acquisition proposal made after the date of the merger agreement that would result in a person or a group (as defined under Section 13 of the Exchange Act), other than DRS or any of its subsidiaries or controlled affiliates, becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of RADA (or of the surviving entity in a merger involving RADA as applicable) or more than 50% of the consolidated net revenues, net income or total assets (including equity securities of its subsidiaries), of RADA that the RADA board of directors has determined in good faith, after consultation with outside legal counsel and its financial advisor that if consummated, would result in a transaction more favorable to RADA’s shareholders from a financial point of view than the merger (after taking into account any revisions to the terms of the merger agreement proposed by RADA pursuant to the terms of the merger agreement).
Notice Regarding Acquisition Proposals
RADA must promptly (and, in any event, within 24 hours) give notice to DRS if (i) any inquiries, proposals, offers or discussions constituting or RADA reasonably expects would result in an acquisition proposal are received by, or (ii) any information is requested in connection with any acquisition proposal from RADA, in either instance, setting forth in such notice the name of such person and the material terms and conditions of any inquiries, proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements, and any financing commitments, arrangements or agreements relating thereto) and thereafter RADA must keep DRS informed, on a current basis (and, in any event, within 24 hours) of the status and material terms of any such inquiries, proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.
No Change of Recommendation
The RADA board of directors, including any committee thereof, has agreed that, except as otherwise set forth in the merger agreement, it will not:
•withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the RADA recommendation;
•fail to include the RADA recommendation in this proxy statement/prospectus;
•fail to recommend, within ten (10) business days after the commencement of an acquisition proposal through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding RADA shares (other than by DRS or an affiliate of DRS), against acceptance of such tender offer or exchange offer by its shareholders;
•fail to publicly reaffirm the RADA recommendation within ten (10) business days after receipt of a written request by RADA to do so following an acquisition proposal (or modification to the financial terms thereof or modification of any other material term thereof) becoming publicly known or being delivered to RADA or any of its subsidiaries or its or their representatives; or
•approve or recommend (it being understood that an internal discussion among the directors of the RADA board of directors with respect to an acquisition proposal will not in and of itself constitute a recommendation) or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than an acceptable confidentiality agreement) relating to or providing for any acquisition proposal, (an “alternative acquisition agreement”), and any of the actions set forth in the this bullet or the preceding four bullets, or any resolution or agreement to do any of the forgoing, referred to as a “change of recommendation”.
Notwithstanding anything in the merger agreement to the contrary, prior to the time the requisite RADA vote is obtained the RADA board of directors may effect a change of recommendation if:
•either (A) an unsolicited, bona fide written acquisition proposal that did not arise from or in connection with a breach of the obligations set forth in the merger agreement is received by RADA and is not withdrawn, and the RADA board of directors determines in good faith, after consultation with outside legal counsel and its financial advisor, that such acquisition proposal constitutes a superior proposal or (B) an intervening event (as defined below) has occurred; and
•the RADA board of directors determines in good faith, after consultation with outside legal counsel and its financial advisor, that failure to effect a change of recommendation in response to such superior proposal or intervening event, as applicable, would reasonably be expected to be inconsistent with the directors’ exercise of fiduciary duties under applicable law.
Prior to making any change of recommendation or taking any action to terminate the merger agreement in response to a superior proposal, RADA is required to deliver to DRS a written notice of such action and the basis for such change of recommendation by 5:00 p.m. (Israel time) on the fifth (5th) business day after the date on which RADA has given DRS such written notice of such action (such period, the “match period”), which notice must set forth in writing that the RADA board of directors intends to consider whether to take such action; and in the case of a superior proposal, comply in all material respects in form, substance and delivery with the provisions of the merger agreement relating to notices of acquisition proposals, and in the case of an intervening event, including a reasonable description of such intervening event. After giving such notice and prior to effecting such change of recommendation or taking such action to terminate the merger agreement in response to a superior proposal, RADA must, and must cause its subsidiaries and its and their employees, financial advisor, outside legal counsel and other representatives to, negotiate in good faith with DRS (to the extent DRS wishes to negotiate) to make such revisions to the terms of the merger agreement as would permit the RADA board of directors not to effect a change of recommendation or to take such action to terminate the merger agreement pursuant to its terms in response thereto. At the end of the match period, prior to taking action to effect a change of recommendation or taking action to terminate the merger agreement in response to a superior proposal, the RADA board of directors must take into account any changes to the terms of the merger agreement proposed by DRS in writing and any other information offered by DRS in response to the notice, and must have determined in good faith after consultation with outside legal counsel and its financial advisor that (A) in the case of a superior proposal, the superior proposal would continue to constitute a superior proposal, and (B) in the case of an intervening event, that the failure to effect a change of recommendation in response to such intervening event would reasonably be expected to be inconsistent with the directors’ exercise of fiduciary duties under applicable law, in each case, if such changes offered in writing were to be given effect. Any modification or amendment to any acquisition proposal will be deemed to be a new acquisition proposal for purposes of the merger agreement except that the advance written notice obligation set forth above will instead end at 5:00 p.m. (Israel time) on the third business day after the date on which RADA has given DRS a change of recommendation notice.
An “intervening event” means any material positive effect after the date of the merger agreement on the financial condition, properties, assets, operations, liabilities, business or results of operations of RADA and its subsidiaries, taken as a whole, that was not known by nor was reasonably foreseeable to the RADA board of directors or RADA management as of the date of the merger agreement and the material consequences of which were not reasonably foreseeable, as of the date of the merger agreement but become known to the RADA board of directors and RADA management prior to the receipt of requisite RADA vote. “Intervening event” will exclude any effect related to (i) any acquisition proposal or a superior proposal or any inquiry or communications or matters relating thereto; (ii) the fact that RADA meets any internal or public projections or forecasts or estimates of revenues or earnings for any period (it being understood that the underlying cause of such fact may be taken into consideration); (iii) the failure of DRS to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period (it being understood that the underlying cause of such failure may be taken into consideration); or (iv) any change in the market price or change in the trading volume of the RADA shares (it being understood that the underlying cause of any such change may be taken into consideration).
Nothing contained in the merger agreement will prevent RADA from complying with its disclosure obligations under Israeli or United States federal or state law with regard to an acquisition proposal or making any disclosure to its shareholders, in each case, if the RADA board of directors determines in good faith (after consultation with and receiving advice of its outside legal counsel) that the failure to do so would violate the directors’ fiduciary duties under applicable law, except that any such disclosure or statement that constitutes or contains a change of recommendation will be subject to the terms of the merger agreement related to changes of recommendation and DRS will have the right to terminate the merger agreement as set forth in the merger agreement unless RADA expressly and promptly (and in any event within 24 hours) reaffirms in a public statement the company recommendation, it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act will not be deemed to be a change of recommendation.
Existing Discussions and Standstill Provisions
RADA must, and must cause its subsidiaries and representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted prior to the date of the merger agreement with respect to any acquisition proposal, or proposal that would reasonably be expected to lead to an acquisition proposal. RADA must promptly deliver a written notice to each such person providing only that RADA is ending all discussions and negotiations with such person with respect to any acquisition proposal, or proposal or transaction that would reasonably be expected to lead to an acquisition proposal and informing such persons of the obligations undertaken in the merger agreement with respect to acquisition proposals and changes in recommendation and in the confidentiality agreement executed between RADA and DRS, which notice must, to the extent such person has executed a confidentiality agreement in connection with its consideration of an acquisition proposal, also request the prompt return or destruction of all confidential information concerning RADA and any of its subsidiaries furnished prior to the date of the merger agreement to such person by or on behalf of RADA or any of its subsidiaries, as applicable. RADA will promptly terminate all physical and electronic data access previously granted to such persons.
During the period commencing with the execution and delivery of the merger agreement and continuing until the earlier to occur of the termination of the merger agreement pursuant to its terms and the effective time, RADA must not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which RADA or any of its subsidiaries is a party and must enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof. Any violation of the restrictions contained in the section of the merger agreement related to acquisition proposals and changes in recommendation by any subsidiary of RADA or any of RADA’s or any of its subsidiaries’ representatives will be deemed to be a breach of such section of the merger agreement by RADA. RADA agrees that neither it, nor its affiliates, will enter into any agreement with any third party which would prohibit RADA or any of its affiliates from providing any information to DRS in accordance with, or otherwise complying with, such section of the merger agreement.
RADA Extraordinary General Meeting
Pursuant to the merger agreement, RADA must take, in accordance with applicable law and its organizational documents, all action necessary to convene as promptly as practicable after this Form S-4 is declared effective (and in any event within 40 days thereafter), a meeting of RADA shareholders to consider and vote upon the approval of the merger agreement and the transactions contemplated by the merger agreement and to cause such vote to be taken, to secure the requisite RADA vote, and must not postpone or adjourn such meeting except to the extent required by law or its organizational documents. Subject to the provisions with respect to changes of recommendation discussed above, the RADA board of directors must recommend such adoption. RADA must otherwise comply with the notice requirements applicable to RADA in respect of the RADA extraordinary general meeting pursuant to the ICL, the NASDAQ listing standards and its organizational documents. Unless the merger agreement is terminated pursuant to its terms, RADA must take all of the foregoing actions, including convening the RADA extraordinary general meeting and securing the requisite RADA vote, whether or not the RADA board of directors at any time subsequent to the date of the merger agreement will have effected a change of recommendation or otherwise will have determined that the merger agreement is no longer advisable or recommends that the shareholders of RADA reject it, and RADA’s obligations pursuant to the section of the merger agreement related to the RADA shareholders meeting will not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission to RADA of any acquisition proposal.
RADA agreed (A) to provide DRS reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports) and (B) to give written notice to DRS one day prior to the RADA extraordinary general meeting and on the day of, but prior to the RADA extraordinary general meeting, indicating whether as of such date sufficient proxies representing the requisite RADA vote have been obtained.
Notwithstanding the foregoing, if, on a date that is two business days prior to the date the RADA extraordinary general meeting is scheduled (the “original date”), (A) RADA has not received proxies representing the requisite RADA vote, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the proxy statement/prospectus is required to be delivered, upon DRS’s written request, RADA will postpone or adjourn, or make one or more successive postponements or adjournments of, the RADA extraordinary general meeting as long as the date of the RADA extraordinary general meeting is not postponed or adjourned more than ten days in connection with any one postponement or adjournment or more than an aggregate of 20 days from the original date in reliance on the preceding sentence.
Cooperation; Efforts to Consummate
On the terms and subject to the conditions set forth in the merger agreement, RADA and DRS are required to cooperate with each other and use (and must cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the merger agreement and applicable law to consummate and make effective the merger and the other transactions contemplated by the merger agreement as soon as reasonably practicable and in any event no later than the outside date, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings, including by submitting a notice to the UK Secretary of State pursuant to the UK NSIA within 30 days from the date of the merger agreement, obtaining as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any governmental entity in order to consummate the transaction contemplated by the merger agreement no later than the outside date and, in the case of RADA, using reasonable best efforts to procure the cooperation from any relevant governmental entity in connection with obtaining any RADA or DRS approvals contemplated by the merger agreement. In no event will either the RADA or DRS or any of their respective affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such person’s authorization, approval, consent or waiver to effectuate the transactions contemplated by the merger agreement, other than filing, recordation or similar fees.
Subject to applicable law relating to the exchange of information, DRS and its affiliates will have the right to control and direct all matters with any governmental entity consistent with its obligations under the merger agreement, provided that DRS and RADA will have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to DRS or the RADA, as applicable, and any of their respective affiliates, that appears in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions contemplated by the merger agreement (including this proxy statement/prospectus). RADA will not permit any of its officers or other representatives to participate in any meeting with any governmental entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated by the merger agreement without DRS’s prior written approval. RADA and its subsidiaries must not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the transactions contemplated by the merger agreement without the prior written consent of DRS.
On the terms and subject to the conditions set forth in the merger agreement, each of RADA and DRS has agreed to take or cause to be taken the following actions:
•promptly provide to each and every federal, state, local or foreign court or governmental entity with jurisdiction over enforcement of any applicable antitrust law or applicable foreign investment law of non-privileged information and documents requested by such governmental entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by the merger agreement no later than the outside date; provided, that if any such governmental entity requests that RADA provide privileged information or documents, RADA will provide such information or documents, as applicable, to such governmental entity and use reasonable best efforts to share such information or documents in a manner so as to preserve the applicable privilege; and
•promptly use reasonable best efforts to take all reasonably necessary, proper or advisable steps to avoid the entry of, and resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the transactions contemplated by the merger agreement on or before the outside date, in each case, if such action should be reasonably necessary so as to permit the consummation of the transactions contemplated by the merger agreement no later than the outside date.
Notwithstanding anything in the merger agreement to the contrary, neither the covenants described in this section nor the “reasonable best efforts” standard in this section will require, or be construed to require DRS or RADA or any of their respective subsidiaries or other affiliates, in order to obtain any RADA or DRS approvals, described in the section entitled “The Merger-—Regulatory Approvals” beginning on page 252, or to avoid the consequences described in the second bullet immediately above or otherwise, to (i)(A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (B) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, before or after the effective time, of any assets, licenses, operations, rights, product lines, businesses or interest therein of DRS, RADA or the surviving corporation (or any of their respective subsidiaries or other affiliates), or (ii) take or agree to take any other action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of DRS, RADA or the surviving corporation (or any of their respective subsidiaries or other affiliates) that in the case of all such requirements described in the foregoing (i) and (ii), individually or in the aggregate with all other such requirements,(x) would have a material impact on the business or financial condition of DRS or any of its affiliates (taken as a whole) or RADA or any of its subsidiaries (taken as a whole), or (y) would reasonably be expected to materially impair the benefits to DRS reasonably expected, as of the date of the merger agreement, to be realized from consummation of the merger (including the loss of any reasonably expected synergies) (any of the effects described in clause (x) or (y),a “substantial detriment”), provided, however, that DRS may compel RADA to take any of the actions referred to above (or agree to take such actions) only if such actions are only effective after the effective time. Any holding separate by RADA, before or after the effective time, of any assets, licenses, operations, rights, product lines, businesses or interest in order to comply with a DCSA requirement that RADA’s existing mitigation structure remain intact will not constitute a substantial detriment.
RADA has agreed to effect and agree to any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any assets, operations, rights, product lines, licenses, businesses or interests therein of RADA or any of its subsidiaries, and take such action or actions that would in the aggregate have a similar effect, if such action is reasonably requested by DRS to permit (or as identified by DRS as reasonably likely to be necessary to permit) the receipt of any other consent under any other antitrust law, in each case as soon as practicable after the date of the merger agreement, but in any event not later than the outside date. However, any such sale, divestiture, license, holding separate or other similar arrangement, disposition, restriction or action or actions (each, a “potential sale transaction”) must be conditioned on the occurrence of, and will become effective only from and after, the closing. Without limiting the preceding sentence, but solely in the event that a potential sale transaction is conditioned upon the occurrence of, and effective only from and after the closing, to the extent requested by DRS, RADA will, and will cause its subsidiaries to, cooperate with DRS to facilitate a potential sale transaction. To the extent reasonably requested by DRS, RADA will, and will cause its subsidiaries to, enter into confidentiality agreements containing customary terms with any persons who DRS identifies to RADA as potential purchasers in a potential sale transaction, permit such potential purchasers to conduct, and cooperate with such potential purchasers’, reasonable documentary and other investigations with respect to such potential sale transaction (however, any such potential purchaser must execute and deliver to RADA a confidentiality agreement containing customary terms), comply with any applicable right of first refusal, right of first offer, right of approval and similar provisions that may be applicable to a proposed transfer of a potential sale transaction, and deliver notices, make filings and execute contracts relating to a potential sale transaction as reasonably requested by DRS and at DRS’s expense. In advance of any such actions, DRS and RADA will establish reasonable and customary clean team procedures for the sharing of any competitively sensitive information with any such potential purchaser that is a direct competitor of RADA.
RADA and DRS have agreed to, and to cause their respective subsidiaries to, use reasonable best efforts to prepare and file a joint voluntary notice with CFIUS and seek CFIUS approval for the transactions contemplated by the merger agreement, including by promptly making or causing to be made a draft filing in connection with the CFIUS approval in accordance with Section 721 of Title VII of the Defense Production Act of 1950 (the “DPA”) and by promptly making any final filing in connection with the CFIUS approval in accordance with the DPA after receipt of confirmation that CFIUS has no further comment to the draft filing. Subject to the terms of the merger agreement, DRS and RADA have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all commercially reasonable things necessary, proper, or advisable to obtain CFIUS approval, as promptly as practicable. DRS and RADA have agreed that if DRS determines it to be appropriate that the parties withdraw and jointly resubmit the final filing submitted to CFIUS pursuant to the merger agreement, then RADA will cooperate with DRS in withdrawing and resubmitting the final filing in order to allow CFIUS to extend its consideration of the transaction for up to two additional 45‑day periods.

Each of DRS and RADA has agreed to use reasonable best efforts to provide as promptly as reasonably practicable to each other’s counsel and to CFIUS, DCSA or other governmental entities, as applicable, any additional or supplemental information and documentary material as may be necessary, proper or advisable in connection with preparation and submission of applicable notifications or responses to information requests from the applicable governmental entity, permit the other party to review reasonably in advance any communication (subject to mutually acceptable appropriate redactions to maintain confidentiality of business information) proposed to be given by it to CFIUS, DCSA or other governmental entities, as applicable, and consult with each other in advance of any meeting or conference with CFIUS, DCSA or other governmental entities, as applicable, and, to the extent permitted by CFIUS, DCSA or other governmental entities, as applicable, give the other party the opportunity to attend and participate in any such meeting or conference, and keep each other timely apprised of the status of any communications with, and any inquiries or requests for additional information or documentary material from, CFIUS, DCSA or other governmental entities, as applicable, in each case of the foregoing, to the extent permitted by applicable law and subject to customary and mutually acceptable confidentiality practices and all applicable privileges (including the attorney-client privilege).
Prior to the date of this proxy statement/prospectus, RADA has (i) notified the Israeli Ministry of Communications about the merger agreement and the transactions contemplated by the merger agreement, and such notification complied with the requirements of all applicable laws, including the Israeli Wireless Telegraph Ordinance; and (ii) together with its Israeli counsel, advisors and/or accountants, prepared and filed (a) an application to obtain a binding certificate from the Israeli Innovation Authority (the “IIA”) approving the unlimited use and transfer, in any manner, of any RADA intellectual property (including any knowhow) related to RADA’s radar business which was funded by the IIA or is subject to IIA regulations and any rights thereto, outside of Israel, free of any restrictions, conditions or payments (the “IIA Approval”), and (b) notified the Israeli Investment Center of the Israeli Ministry of Economy and Industry (“IIC”) regarding the change of ownership of RADA to be effected by the merger. In addition, following the date hereof and before the effective time of the merger, RADA will, together with its Israeli counsel, advisors and/or accountants, prepare and file an application to obtain the approval of the Israel Land Authority regarding the change in ownership of RADA to be effected by the merger. Subject to the terms and conditions of the merger agreement, RADA, DRS and Merger Sub must use reasonably best efforts to promptly take, or cause to be taken, all reasonable action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to obtain the approvals set out in (ii) above and the immediately preceding sentence, including providing all information reasonably required by such governmental entities and executing all customary forms, undertakings and affidavits required by them and executing and delivery any other undertakings and affidavits, in form and substance reasonably acceptable to DRS, in favor of such governmental entities. The parties will ensure that a written notice regarding the change in ownership of RADA effected as a result of the merger is filed with the IIA and, in any event, in accordance with the requirements of law and IIA regulations. In addition, no later than thirty (30) days following the closing, the parties shall notify the IIC of the closing and submit all documents and declarations required to be submitted with such notification. The IIA Approval was granted on August 22, 2022.
RADA must provide DRS, within sufficient time to permit DRS and its representatives to review and provide comments and for the parties to finalize such documents, an application to obtain a continuation of the business licenses issued to RADA by the Municipality of Beit She’an, Israel, following the change of control of RADA contemplated by the merger agreement. Such application must be accompanied by all duly signed customary forms, undertakings and affidavits required by the Municipality of Beit She’an for the application, and the application and such other documents will be ready for submission by RADA immediately following closing.
Status and Notifications
Subject to applicable law and as otherwise required by any governmental entity, RADA and DRS each will keep the other apprised of the status of matters relating to completion of the merger and the other transactions contemplated by the merger agreement, including promptly furnishing the other with copies of notices or other communications received by RADA or DRS, as applicable, or any of its subsidiaries from any third party and/or any governmental entity with respect to such transactions. RADA and DRS each will give prompt notice to the other of any failure of any condition to such other party’s obligation to consummate the transactions contemplated by the merger agreement.

Access to Information
Subject to applicable law and certain exceptions and conditions, RADA, DRS and Merger Sub each must (and must cause its subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable, including in connection with this proxy statement/prospectus, any other statement, filing, notice or application made by or on behalf of DRS, RADA or any of their respective subsidiaries to any third party or any governmental entity or otherwise in connection with the transactions contemplated by the merger agreement, and will (and will cause its subsidiaries to), upon giving of reasonable notice by such requesting party, afford such party’s officers and other authorized representatives full access, during normal business hours following reasonable advance notice throughout the period prior to the effective time, to its officers, employees, agents, contracts, books and records (including the work papers of the requested party’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, the requested party will (and will cause its subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested by such requesting party.
Publicity
DRS and RADA are required to consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other party, prior to issuing any press releases or otherwise making planned public statements with respect to the transactions contemplated by the merger agreement and prior to making any filings with any third party or any governmental entity (including any national securities exchange) with respect thereto, except (A) as may be required by applicable law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, (B) any consultation that would not be reasonably practicable as a result of requirements of applicable law or (iii) with respect to any change of recommendation made in accordance with the merger agreement or DRS’s response thereto.
Expenses
Whether or not the merger is completed, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of the merger agreement and the merger and other transactions contemplated by the merger agreement will be paid by the party incurring such expense, except that the filing fees incurred by the parties in connection with the filing of specified governmental entity approvals will be borne 19.5% and 80.5% by RADA and DRS, respectively.
Indemnification; Directors’ and Officers’ Insurance
For not less than seven years from and after the effective time, DRS will cause the surviving corporation and its subsidiaries to honor and fulfill the obligations of RADA and its subsidiaries under their respective organizational documents and all indemnification and exculpation agreements between RADA or any of its subsidiaries and any of their respective current or former directors and officers specified by RADA in effect as of the date of the merger agreement (any such persons entitled to indemnification, the “indemnified parties”), all subject to applicable law.
At or prior to the effective time, RADA will and, if RADA is unable to, DRS will cause the surviving corporation as of the effective time to, obtain and fully pay the premium for run-off “tail” insurance policies for the extension of RADA’s directors’ and officers’ liability coverage and fiduciary liability insurance policies, in each case providing only for Side A coverage for indemnified parties where the existing policies also include Side B coverage for RADA for a claims reporting or discovery period of seven years from and after the effective time from one or more insurance carriers with the same or better credit rating as RADA’s insurance carrier as of the date of the merger agreement, with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as RADA’s existing policies, with respect to acts or omissions occurring at or prior to the effective time (including in connection with the merger agreement and the transactions contemplated by the merger agreement), and covering each person covered by such insurances in effect on the date of the merger agreement. If RADA and the surviving corporation for any reason fail to obtain such “tail” insurance policies as of the effective time, the surviving corporation will, and DRS will cause the surviving corporation to, continue to maintain in effect for the seven year period the directors and officers insurance in place as of the date of the merger agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in RADA’s existing policies as of the date of the merger agreement, or the surviving corporation will, and DRS will cause the surviving corporation to, purchase comparable directors and officers insurance for the seven year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in RADA’s existing policies as of the date of the merger agreement, provided that in no event will the annual aggregate cost of the directors and officers insurance (whether purchased as a “tail” policy, continuation of existing policies or new policies) exceed during the seven year period 400% of the aggregate annual premium paid by RADA for such purpose as of the date of the merger agreement, and provided further that if the cost of such insurance coverage exceeds such amount, the surviving corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.
If the surviving corporation or any of its successors or permitted assigns consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger or transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions will be made so that the successors and permitted assigns of the surviving corporation will assume all of the obligations regarding directors and officers indemnification and insurance set forth in the merger agreement.
The indemnification, exculpation and insurance provisions described in this section are intended to be for the benefit of, and from and after the effective time will be enforceable by, each of the persons eligible for indemnification, exculpation or insurance as described in the merger agreement, who will be third-party beneficiaries of such provisions.
Transaction Litigation
Each of DRS and RADA has agreed to as promptly as practicable notify the other party of any litigation of which DRS or RADA becomes aware after the date of the merger agreement against such party or any of its directors relating to the merger agreement or the transactions contemplated by the merger agreement, and to keep the other party reasonably informed regarding any such litigation. RADA has agreed to give DRS a reasonable opportunity to participate in the defense or settlement of any such transaction litigation, and RADA will not settle or agree to settle any such transaction litigation without DRS’s prior written consent.
Financing
Prior to the closing, RADA must, and must cause its subsidiaries to, and use reasonable best efforts to provide, and use reasonable best efforts to cause its representatives to provide, at the sole cost and expense of DRS, such customary assistance with DRS’s debt financing in the form of term loans and revolving credit facilities as is reasonably requested by DRS, its affiliates and its and their respective representatives, in each case, in connection with the arrangement of, and the satisfaction on a timely basis of all relevant conditions precedent to, such term loans and revolving credit facilities, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of RADA or any of its subsidiaries. DRS agreed to use reasonable best efforts to repay prior to the closing the intercompany loan, which is in the principal amount of approximately $216.6 million as of the date of the merger agreement, provided by US Holding to DRS.
Tax Rulings
RADA has requested tax rulings from the Israel Tax Authority providing that (A) DRS, RADA and anybody acting on their behalf will be exempt from withholding of Israeli tax in relation to the exchange of 102 options and 3(i) options for DRS stock options and exchange of 102 shares for DRS common stock and (B) the exchange of 102 options and 3(i) options for DRS stock options and the exchange of 102 shares for shares of DRS common stock will not constitute a taxable event and tax continuity will apply to the shares of DRS common stock or DRS stock options issued in exchange for such 102 options or 102 shares (the “option tax ruling”).
RADA has requested a ruling from the Israel Tax Authority permitting any holder of less than 5% of RADA’s issued and outstanding shares and who elects to become a party to such a tax ruling to defer any applicable Israeli tax, if applied, with respect to such stock consideration that such holder will receive pursuant to the terms of the merger agreement until the date of the sale, transfer or other conveyance of such stock consideration by such holder or such other date set forth in Section 104H of the Israeli Income Tax Ordinance, [New Version], 1961 (the “Ordinance”, “104H tax ruling” and an interim ruling with respect to the same topics, the “104H interim ruling”).
RADA has requested a ruling from the Israel Tax Authority that (A) with respect to holders of RADA shares or options who are non-Israeli residents (as defined in the Ordinance or as will be determined by the Israel Tax Authority, other than recipients covered under the option tax ruling, the 104H tax ruling or the 104H interim ruling) (i) exempting DRS, the exchange agent and the surviving corporation and their respective agents from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the merger agreement, including the merger consideration, or clarifying that no such obligation exists, or (ii) clearly instructing DRS, the exchange agent and the surviving corporation and their respective agents on how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders of the RADA shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents and (B) with respect to holders of RADA shares who are Israeli residents (as defined in the Ordinance or as will be determined by the Israel Tax Authority, other than recipients covered under the option tax ruling, the 104H tax ruling or the 104H interim ruling) (i) exempting DRS, the exchange agent and the surviving corporation and their respective agents from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the merger agreement, including the merger consideration, or clarifying that no such obligation exists, or (ii) clearly instructing DRS, the exchange agent and the surviving corporation and their respective agents on how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders of the RADA shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied (the “withholding tax ruling”).
Exclusivity
From and after the date of the merger agreement and prior to the effective time or, if applicable, the date on which the merger agreement is earlier and validly terminated in accordance with its terms, neither DRS nor its subsidiaries are permitted to, and DRS must not authorize any of its directors, officers, employees or representatives to, directly or indirectly, take external actions to knowingly or intentionally facilitate, a standalone initial public offering of DRS’s securities in any manner that would reasonably be expected to prevent or materially impair or materially delay consummation of the transactions contemplated by the merger agreement (an “alternative offering”), it being understood that the following will be deemed to not facilitate an alternative offering or otherwise violate the exclusivity obligations in the merger agreement: (A) the negotiation or execution of the merger agreement or any agreements, certificates or documents relating thereto or the consummation of the transactions contemplated by the merger agreement or (B) actions taken by DRS or its affiliates or its or their respective directors, officers, employees or representatives in respect of preparing DRS to become a publicly-traded, stock exchange-listed and/or SEC-registered company or marketing the transactions contemplated by the merger agreement or DRS as a prospective public company through the transactions contemplated by the merger agreement to investors or prospective investors.
Other Covenants and Agreements
The merger agreement contains additional covenants and agreements relating to, among other things:
•submission of the merger proposal to the Israeli Companies Registrar and certain related actions;
•submission of required notices to DCSA pursuant to the NISPOM, a commitment letter including a proposed foreign ownership, control or influence plan and a changed condition package to DCSA;
•approval for the listing of the DRS common stock on the NASDAQ and the TASE and the delisting by the surviving corporation of the RADA shares from the NASDAQ and the TASE and deregistration of the RADA shares under the Exchange Act and the ISL;
•certain additional employee benefits matters; and
•eliminating any applicability of state takeover laws.

Conditions to the Completion of the Merger
Each party’s obligation to consummate the merger is subject to the satisfaction or waiver at or prior to the effective time of each of the following conditions:
•receipt of the requisite RADA vote;
•the shares of DRS common stock issuable to the holders of RADA shares pursuant to the merger agreement must have been authorized for listing on the NASDAQ upon official notice of issuance;
•obtaining approval from CFIUS, DCSA and from the UK Secretary of State pursuant to the UK NSIA (which UK NSIA approval was obtained on August 25, 2022) and all other requisite consents, orders, approvals, filings and declarations and all expirations of waiting periods required under the HSR Act solely to the extent that DRS, as promptly as practicable following the date that is 60 days prior to the anticipated closing date, determines in its reasonable discretion that an applicable exemption from the HSR Act is no longer available in connection with the transactions (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, the “requisite regulatory approvals”), and the continued full force and effectiveness of the requisite regulatory approvals;
•the absence of any law or order (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any governmental entity that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the merger and the other transactions contemplated by the merger agreement;
•the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC;
•at least 50 days having elapsed after the filing of the merger proposal with the Israeli Companies Registrar and at least 30 days having elapsed after the requisite RADA vote;
•either (A)(i) DRS must have obtained (a) an exemption or agreement from the ISA to exempt or agree not to take any action in connection with the issuance of DRS common stock to holders of RADA shares without a publication of a prospectus in accordance with the ISL and (b) an exemption from the requirements of the ISL concerning the publication of an Israeli prospectus in respect of the new stock incentive plan and any grants thereunder including the exchange of RADA options for DRS options in accordance with the provisions of the merger agreement, pursuant to Section 15D of the ISL, or alternatively the ISA’s confirmation that the exchange of RADA options for DRS options is exempt from prospectus requirements or does not trigger prospectus requirements and (ii) approval from ISA and TASE of a request to register all of DRS common stock for trading on the TASE and to apply to DRS the reporting arrangements under Chapter E3 of the ISL; or (B) DRS, at is sole discretion, elected to publish a prospectus in accordance with the ISL and received the approval of the ISA for the Israeli prospectus; and
•the provision of evidence from DRS to RADA that the new stock incentive plan has been adopted.
In addition, the obligations of DRS and Merger Sub to consummate the merger are subject to the satisfaction or waiver by DRS of the following additional conditions:
•each of the representations and warranties of DRS regarding organization, good standing and qualification, capital structure (except for de minimis inaccuracies), corporate authority, approval and fairness, the RADA no MAE representation, takeover statutes and stockholders rights agreements and brokers and finders must have been true and correct as of the date of the merger agreement and as of the closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct as of such particular date or period of time);
•each other representation and warranty of RADA set forth in the merger agreement must have been true and correct as of the date of the merger agreement and as of the closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or material adverse effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to RADA;
•RADA must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing;
•since the date of the merger agreement, there must not have occurred any effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to RADA;
•the receipt by DRS and Merger sub of a certificate signed by an executive officer of RADA certifying that the conditions set forth in the four immediately preceding bullets have been satisfied;
•all requisite regulatory approvals must have been filed, occurred or been obtained (as applicable) and must be in full force and effect without the imposition of any term, condition or consequence the acceptance of which would constitute a substantial detriment;
•obtaining the approval and the continued full force and effectiveness of the approval of the transactions contemplated by the merger agreement by the Israeli Ministry of Defense’s Export Control Agency (which approval was obtained on May 23, 2022) and the Israeli Director of Security of the Defense Establishment, without the imposition of any condition, term or consequence the acceptance of which would constitute a substantial detriment; and
•the specified transaction must have been consummated; provided that if the specified transaction has not been consummated and DRS and Merger Sub elect to waive this condition, then US Holding will be entitled to receive the cash proceeds upon the closing of such specified transaction (and, for the avoidance of doubt, the other sale transaction) in accordance with the provisions of the merger agreement related to the consummation of such transaction and the terms of the cooperation agreement to be entered into at closing, and this condition precedent will only be a condition precedent to DRS’s and Merger Sub's obligation to consummate the merger until December 31, 2022 (the “specified transaction deadline”) it being understood that if the specified transaction is reasonably likely to be consummated within 30 days of the specified transaction deadline, then, subject to and solely with the consent of the parties (including for the avoidance of doubt, RADA) the specified transaction deadline may be extended by up to three one-month increments until March 31, 2023 if so mutually agreed by the parties. The specified transaction was consummated on August 1, 2022.
In addition, the obligation of RADA to consummate the merger is subject to the satisfaction or waiver by RADA of the following additional conditions:
•each of the representations and warranties of RADA regarding organization, good standing and qualification, capital structure of DRS and Merger Sub (except for de minimis inaccuracies), corporate authority and approval, the DRS no MAE representation, and brokers and finders must have been true and correct as of the date of the merger agreement and as of the closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct as of such particular date or period of time);
•each other representation and warranty of DRS and Merger Sub set forth in the merger agreement must have been true and correct as of the date of the merger agreement and as of the closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or parent material adverse effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to DRS;
•each of DRS and Merger Sub must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing;
•since the date of the merger agreement, there must not have occurred any effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to DRS; and
•the receipt by RADA of a certificate signed by an executive officer of DRS certifying that the conditions set forth in the four immediately preceding bullets have been satisfied;
Termination of the Merger Agreement
Termination by Mutual Consent
The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time by mutual written consent of RADA and DRS by action of their respective boards of directors.
Termination by Either DRS or RADA
Either DRS or RADA may terminate the merger agreement and the merger may be abandoned by action of its respective board of directors at any time prior to the effective time if:
•the merger has not been completed by 5:00 p.m. (Israel time) on June 30, 2023 (the “outside date”) although such right to terminate will not be available to any party that has breached its obligations set forth in the merger agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to the consummation of the merger prior to the outside date (an “outside date termination”);
•the requisite RADA vote has not been obtained at the RADA extraordinary general meeting or at any adjournment or postponement thereof taken in accordance with the merger agreement (a “no requisite RADA vote termination”); or
•any law or governmental order permanently restraining, enjoining or otherwise prohibiting consummation of the merger has become final and non-appealable; provided that the right to such termination will not be available to any party that has breached its obligations set forth in the merger agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to the consummation of the merger.
Termination by DRS
DRS may terminate the merger agreement and the merger may be abandoned at any time prior to the effective time by action of the DRS board of directors:
•prior to the time the requisite RADA vote is obtained, if:
•the RADA board of directors has made a change of recommendation;
•RADA materially breaches its “no shop” obligations under the merger agreement as a result of or in connection with actions taken (or failed to be taken) by certain key employees of RADA or RADA’s financial advisors or legal advisors;
RADA materially breaches its “no shop” obligations under the merger agreement and such breach has resulted in the receipt of any acquisition proposal, with this bullet and the foregoing bullet referred to as a “no shop breach termination”;

•if at any time prior to the effective time, there has been a breach by RADA of any representation, warranty, covenant or agreement set forth the merger agreement, or if any representation or warranty of RADA will have become untrue, in either case, such that the conditions in the merger agreement regarding the accuracy of RADA’s representations and warranties and the performance of its obligations would not be satisfied and such breach or failure to be true and correct is not curable prior to the outside date, or if curable prior to the outside date, has not been cured within the earlier of 30 days after the giving of notice thereof by DRS to RADA or three business days prior to the outside date, provided however that the right to terminate the merger agreement pursuant to this section will not be available to DRS if it has breached its obligations set forth the merger agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to the consummation of the merger (the “RADA material breach termination”); or
•(A) the specified transaction has not been consummated by the specified transaction deadline or as extended in accordance with the merger agreement, (B)(i) all mutual closing conditions and all other conditions to DRS’s and Merger Sub’s obligation to close have been and remain satisfied (other than the condition regarding the consummation of the specified transaction and such conditions as, by their nature, are only capable of being satisfied by the delivery of documents or the taking of any other action at the closing, but subject to the satisfaction (or waiver) of such conditions at the closing) and (ii) RADA stands ready to consummate the transactions contemplated by the merger agreement on the date of such notice; and (C) DRS delivers written notice to RADA that DRS has elected to terminate the merger agreement pursuant to this bullet no later than three business days following the specified transaction deadline (as extended in accordance with the terms of the merger agreement).
Termination by RADA
RADA may terminate the merger agreement and the merger may be abandoned by the RADA board of directors if:
•prior to the time the requisite RADA vote is obtained, if the RADA board of directors authorizes RADA to enter into an alternative acquisition agreement in response to a superior proposal, in accordance with the terms and subject to the conditions of the merger agreement, and RADA immediately prior to or concurrently with such termination pays to DRS in immediately available funds the RADA termination fee (such termination, the “fiduciary out termination”);
•at any time prior to the effective time, if there has been a breach by DRS or Merger Sub of any representation, warranty, covenant or agreement set forth the merger agreement, or if any representation or warranty of DRS or Merger Sub will have become untrue, in either case, such that the conditions in the merger agreement regarding the accuracy of DRS’s or Merger Sub’s representations and warranties and the performance of their obligations would not be satisfied and such breach or failure to be true and correct is not curable prior to the outside date, or if curable prior to the outside date, has not been cured within the earlier of 30 days after the giving of notice thereof by RADA to DRS or three business days prior to the outside date, provided however that the right to terminate the merger agreement pursuant to this section will not be available to RADA if it has breached its obligations set forth the merger agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to the consummation of the merger(such termination, the “DRS material breach termination”); or
•at any time after the date of the merger agreement but prior to the effective time or earlier termination of the merger agreement, if DRS materially breaches its obligations with respect to an alternative offering.

Termination Fees
RADA will be required to pay to DRS a termination fee of $40 million (the “RADA termination fee”) if the merger agreement is terminated:
•(i) by either party because the merger has not been consummated prior to the outside date, (ii) by either party upon the requisite RADA vote not being obtained or (iii) upon a RADA material breach termination and, in each case,
▪(A) an alternative acquisition proposal has been made to RADA or any of its subsidiaries or publicly to any of its shareholders or any person has publicly announced an intention to make an acquisition proposal and such proposal has not been publicly withdrawn at least five business days prior to the date of termination with respect to the outside date termination or the RADA material breach termination, or
▪(B) five business days before the RADA extraordinary general meeting with respect to the no requisite RADA vote termination, and within twelve months of such termination, RADA or any of its subsidiaries has entered into an alternative acquisition agreement or
▪(C) otherwise consummated an acquisition proposal or an acquisition proposal is consummated;
•by DRS prior to obtaining the requisite RADA vote, either (A) because the RADA board of directors effected a change of recommendation or (B) pursuant to a no shop breach termination;
•by RADA pursuant to the fiduciary out termination; or
•by RADA pursuant to a no requisite RADA vote termination, at a time when DRS would also have been entitled to effect a no shop breach termination.
Amendment
Subject to applicable law and the provisions of the merger agreement regarding indemnification and insurance of RADA directors and officers, at any time prior to the effective time, the parties to the merger agreement may amend, modify or waive the merger agreement if such amendment, modification or waiver is in writing and signed by RADA, DRS and Merger Sub, provided that after receipt of the requisite RADA vote, no amendment may be made that by law requires further approval by the shareholders of RADA without obtaining such further approval.
Waiver
The conditions to each of the parties’ obligations to consummate the merger and the other transactions contemplated by the merger agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law, except that any such waiver will only be effective if made in writing and executed by the party against whom the wavier is to be effective. No failure or delay by any party in exercising any right, power or privilege under the merger agreement or under applicable law will operate as a waiver of such rights and, except as otherwise expressly provided in the merger agreement, no single or partial exercise thereof will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in the merger agreement will be cumulative and not exclusive of any rights or remedies provided by law.
Specific Performance
Each of the parties to the merger agreement acknowledges and agrees that the rights of each party to consummate the merger and other transactions contemplated by the merger agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to any other available remedies a party may have in equity or at law, each party will be entitled to enforce specifically the terms and provisions of the merger agreement and to obtain or seek to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the merger agreement in the courts to whose exclusive jurisdiction the parties have agreed in the merger agreement without necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of the merger agreement, no party will allege, and each party thereby waives the defense, that there is an adequate remedy at law.
Third-Party Beneficiaries
Except with respect to the indemnified parties in respect of the provisions of the merger agreement regarding indemnification and insurance of RADA directors and officers, the parties have agreed that their respective representations, warranties and covenants set forth in the merger agreement are solely for the benefit of the other parties to the merger agreement, on the terms and subject to the conditions set forth in the merger agreement, and the merger agreement is not intended to, and does not, confer upon any person other than the parties to the merger agreement and the indemnified parties on the terms and conditions set forth in the merger agreement and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, thereunder, including the right to rely upon the representations and warranties set forth in the merger agreement. The representations and warranties in the merger agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the terms of the merger agreement without notice or liability to any other person.

OTHER AGREEMENTS RELATED TO THE MERGER
Cooperation Agreement
At the Closing of the Merger, DRS, US Holding and Leonardo S.p.A. will enter into the cooperation agreement. The cooperation agreement will address rights that Leonardo S.p.A. and US Holding will have with respect to DRS’s business and financial information and financial accounting matters. The form of the cooperation agreement has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part and the discussion of the cooperation agreement in this proxy statement/prospectus is subject to and qualified in its entirety by reference to the form of cooperation agreement. Additionally, until the completion of Merger and subject to the Commitment Letter, DRS intends to operate under oversight by Leonardo S.p.A. consistent with historical practice.
Information Rights, Disclosure and Financial Accounting
The cooperation agreement will require DRS, as long as Leonardo S.p.A. is required under IFRS to consolidate DRS’s financial results in the consolidated financial statements of Leonardo S.p.A., to continue to provide Leonardo S.p.A. with (A) information and data relating to DRS and its subsidiaries’ business and financial results and (B) reasonable access to DRS’s personnel, data and systems, in each case in the same manner as immediately prior to the Closing of the Merger, in each case subject to the terms of the Commitment Letter. In addition, during this period, DRS will be required to maintain accounting principles, systems and reporting formats that are consistent with Leonardo S.p.A.’s financial accounting practices in effect at the time of the Closing of the Merger and that support Leonardo S.p.A.’s environmental, social and governance (ESG) requirements consistent with the basis supported at the time of the Closing of the Merger, and in good faith to consider any changes to such principles, systems or reporting formats requested by Leonardo S.p.A. to enable Leonardo S.p.A. to prepare its consolidated financial and ESG statements and related public disclosures. Furthermore, the cooperation agreement will require DRS during this time to maintain appropriate disclosure controls and internal controls.
Following the time at which the provisions of the immediately preceding paragraph cease to apply, and ending when Leonardo S.p.A. is no longer required under IFRS to account in its financial statements for its holdings in DRS under the equity method of accounting, unless Leonardo S.p.A. shall earlier provide written notice to DRS that it is opting out of these provisions, DRS will, subject to reasonable protections for its confidential or proprietary information, be obligated to provide Leonardo S.p.A. with (i) information and data relating to DRS’s and its subsidiaries’ business and financial results and (ii) access to DRS’s personnel, data and systems, in each case to the extent that such information, data or access is reasonably necessary for Leonardo S.p.A. to meet its legal, financial or regulatory obligations or requirements and subject to the terms of the Commitment Letter.
The cooperation agreement will provide that, until such time as Leonardo S.p.A. is no longer required under IFRS to account in its financial statements for its holdings in DRS under the equity method of accounting (the “threshold date”), Leonardo S.p.A. will have certain consent, access and cooperation rights with respect to the independent public registered accounting firm responsible for the audit of DRS’s financial statements and access and cooperation rights with respect to DRS’s internal audit function.
The cooperation agreement will also provide that, until the threshold date, DRS shall consult and coordinate with Leonardo S.p.A. with respect to public disclosures and filings, including in connection with DRS’s quarterly and annual financial results. Among other requirements, DRS will, to the extent practicable and subject to appropriate confidentiality obligations, and unless, in DRS’s reasonable judgment immediate release is required, provide Leonardo S.p.A. with a copy of any public release at least one business day prior to publication and consider in good faith any comments provided by Leonardo S.p.A. DRS will have similar rights with respect to any public release by Leonardo S.p.A. that includes information with respect to DRS. In addition, DRS and Leonardo S.p.A. will have mutual rights with respect to any information and access each may require in connection with regulatory or supervisory reporting obligations or inquiries.

US Holding Consent Rights
Until the threshold date, US Holding’s consent will be required for DRS and its subsidiaries to take certain actions, including the following:
•creation or issuance of any class or series of DRS’s capital stock (including designation of any preferred stock) or acquisition of any capital stock (including stock buy-backs, redemptions or other reductions of capital), or securities convertible into or exchangeable or exercisable for capital stock or equity-linked securities by DRS or any of its subsidiaries, except (i) issuances of equity awards to directors or employees pursuant to an equity compensation plan approved by DRS’s board of directors; (ii) issuances or acquisitions of capital stock by any wholly owned subsidiaries (which remains wholly owned after the issuance or acquisition); and (iii) issuances or acquisitions of capital stock that DRS’s board of directors determines are necessary to maintain compliance with covenants contained in any debt instrument;
•amendment (or approval or recommendation of any amendment) to DRS’s certificate of incorporation or bylaws that adversely affects the rights of US Holding or Leonardo S.p.A.;
•listing or delisting of (i) any of DRS’s or any of its subsidiaries’ voting equity securities or convertible securities on a securities exchange and (ii) securities of DRS’s subsidiaries if, as a result, that subsidiary would become subject to public reporting obligations;
•any material change in DRS’s accounting policy, including any change to DRS’s fiscal year, and any termination or change of DRS’s external auditor; and
•pledge, mortgage, lease or otherwise encumber DRS assets or assets of its subsidiaries in connection with any debt if, after such pledge, mortgage, lease or other encumbrance, the aggregate outstanding principal amount of secured debt would exceed the aggregate outstanding principal amount of secured debt as of the date of the cooperation agreement.
Certain of US Holding’s rights under the Commitment Letter, as described under “Certain Relationships and Related Transactions, and Director Independence—Relationship with Leonardo S.p.A.—Commitment Letter” and “Certain Relationships and Related Transactions, and Director Independence—Relationship with Leonardo S.p.A.—Proxy Holders”, will also apply under the cooperation agreement so long as it is in effect. In addition, DRS is required to consult with US Holding prior to (i) making certain investments and restricted payments that DRS expects to be permitted under DRS’s new credit agreement, and (ii) creating, amending or rescinding, or establishing annual or other periodic compensation scales and incentive and similar targets under, equity-based and other material executive compensation plans or programs.
Transfer Restrictions
On or prior to the earlier of the six month anniversary of the Closing of the Merger and the occurrence of a change of control transaction neither Leonardo S.p.A. nor US Holding shall, nor shall they permit any affiliate of Leonardo S.p.A., to transfer any voting securities of DRS that they beneficially own except for (a) transfers made pursuant to a change of control transaction in which all shareholders of DRS are entitled to participate on a pro rata basis and are entitled to the same per share consideration, or to make the same election with respect to the per share consideration, as US Holding or any affiliate of Leonardo S.p.A. or (b) transfers to one or more of their affiliates that agrees to be bound by the terms of the cooperation agreement.
Sale Transactions
If DRS waives the condition to consummation of the Merger in Section 7.2(h) of the merger agreement which requires that the certain planned divestitures of businesses and assets of DRS be consummated before the Closing of the Merger, then DRS shall be obligated to use reasonable best efforts to complete such divestitures to a third party no later than December 31, 2023, unless extended by mutual agreement of DRS and RADA (such date, as extended, the “end date”). If such divestitures are consummated before the end date, DRS will distribute any proceeds from such divestitures to US Holding. If such divestitures are not consummated before the end date, then DRS will pay or distribute to US Holding an amount equal to the fair market value of such businesses or assets as determined in good faith by DRS’s board, subject to evaluation of an internationally recognized investment banking or appraisal firm and the agreement of US Holding.
Term
The cooperation agreement will terminate on the date that is two years following the threshold date, except for certain provisions including those relating to confidentiality and dispute resolution.
Registration Rights Agreement
At the effective time, DRS will enter into the registration rights agreement with Leonardo S.p.A. and US Holding, pursuant to which Leonardo S.p.A. and its affiliated entities (“Leonardo holders”) will be able to require DRS to file one or more registration statements with the SEC covering the public resale of shares of DRS common stock beneficially owned by Leonardo holders. Leonardo holders may transfer all or any portion of their rights under the registration rights agreement to a transferee of shares of DRS common stock constituting not less than 5% of DRS’s outstanding common stock. The rights of the Leonardo holders and their permitted transferees under the registration rights agreement (“rights holders”) will remain in effect with respect to all shares of DRS common stock covered by such agreement until such securities (a) are sold in a private transaction in which the transferor’s rights under the registration rights agreement are not assigned to the transferee, (b) are sold pursuant to an effective registration statement, (c) may be sold pursuant to Rule 144 without volume or manner of sale restrictions or (d) shall have ceased to be outstanding. The sale of shares pursuant to the registration rights agreement, or the perception that sales will be made, could adversely affect the price of DRS common stock after the Closing of the Merger because a great supply of shares would be, or would be perceived to be, available for sale in the public market. The form of the registration rights agreement has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part and the discussion of the registration rights agreement in this proxy statement/prospectus is subject to and qualified in its entirety by reference to the form of registration rights agreement.
Demand Registration
Rights holders will be able to request registration under the Securities Act of all or any portion of DRS shares covered by the agreement, and DRS will be obligated, subject to limited exceptions, to register such shares as requested. Rights holders will be able to request that DRS complete one demand registration in any given three-month period subject to limitations on, among other things, minimum offering size. Subject to certain exceptions, DRS may defer the filing of a registration statement after a demand request has been made if, at the time of such request, DRS’s board determines that any pending or imminent event would require disclosure of material, non-public information in the registration statement for such registration statement not to be materially misleading and would not otherwise be required to be publicly disclosed by DRS.
Shelf Registration
At any time after the date that is one year following the date of the registration rights agreement or, if sooner, once DRS becomes eligible to use a registration statement on Form S‑3, DRS will be obligated, upon request by a rights holder, to file a shelf registration statement to register all or any portion of DRS’s shares covered by the registration rights agreement, and DRS will be obligated, subject to limited exceptions, to register such shares as requested by rights holders. Rights holders may, at any time and from time to time, request that DRS complete an unlimited number of shelf take-downs; provided, that no request for an underwritten offering shall be made within 60 days of a previous underwritten offering.
Piggy-Back Registration
If at any time DRS intends to file on its behalf or on behalf of any of DRS’s other security holders a registration statement in connection with a public offering of any DRS securities on a form and in a manner that would permit the registration for offer and sale of DRS common stock held by rights holders, the rights holders will have the right to include their shares of DRS common stock in that offering. The rights holders’ ability to participate in any such offering will be subject to market “cut-back” exceptions.
Registration Procedures; Expenses
The selling rights holders will be responsible for all registration expenses, including expenses incurred by DRS, in connection with the registration, offer and sale of securities under the registration rights agreement by them, except that DRS will pay all registration expenses incident to the first registration statement filed during any one-year period and registration expenses for piggyback registrations will be shared proportionally by DRS and the selling rights holders. DRS and the selling rights holders will, in any event, pay DRS’s and their respective internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit or quarterly review and the expenses of any liability insurance.
The registration rights agreement will set forth customary registration procedures, including an agreement by DRS to make its management available for road show presentations in connection with any underwritten offerings. DRS will also agree to indemnify Leonardo S.p.A., US Holding and their permitted transferees with respect to liabilities resulting from any material untrue statements or omissions in any registration statement used in any registration or contribute to liabilities in respect thereof, other than untrue statements or omissions resulting from information furnished to DRS expressly for use in such registration statement by Leonardo S.p.A., US Holding or any permitted transferee. The registration rights agreement will not include any maximum cash penalties or any additional penalties resulting from delays in registering DRS common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
This section describes the material United States federal income tax consequences of (i) the merger to certain beneficial owners of RADA shares who exchange their RADA shares for shares of DRS common stock pursuant to the merger and (ii) the ownership and disposition of DRS common stock received upon the consummation of the merger. This discussion represents the opinion of Sullivan & Cromwell LLP, counsel to DRS.
This discussion is based on the provisions of the Code, the U.S. Treasury Regulations promulgated thereunder and judicial and administrative rulings, all as in effect as of the date hereof and all of which are subject to change or varying interpretation, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein.
This discussion assumes that RADA shareholders hold their RADA shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a RADA shareholder in light of such holder’s particular circumstances, nor does it discuss the special considerations applicable to RADA shareholders subject to special treatment under the U.S. federal income tax laws, such as, for example, financial institutions or broker-dealers, mutual funds, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, controlled foreign corporations, passive foreign investment companies, U.S. expatriates, holders who acquired their RADA shares through the exercise of options or otherwise as compensation, holders who hold their RADA shares as part of a hedge, straddle, constructive sale or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, and holders who own or have owned (directly, indirectly or constructively) 10% or more (by vote or value) of RADA’s ordinary shares. This discussion does not address any tax consequences arising under the Medicare contribution tax, nor does it address any aspect of foreign, state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds RADA shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and activities of the partnership. Holders that are partners of a partnership holding RADA shares should consult their own tax advisors.
All RADA shareholders should consult their own tax advisors to determine the particular tax consequences to them in light of their particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. federal, U.S. state or local, non-U.S. or other tax laws and of potential changes in such laws.
U.S. Federal Income Tax Treatment of the Merger
For U.S. federal income tax purposes, the merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”). Unless otherwise noted, the remainder of this discussion assumes that the merger will be so treated. Neither DRS nor RADA has obtained or will obtain a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Accordingly, there is no assurance that the IRS will not take a contrary position regarding the tax consequences described in this discussion, or that any such contrary position would not be sustained, nor is the receipt of any tax opinion a condition to the closing of the merger.
U.S. Federal Income Taxation of U.S. Holders
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of RADA shares that is, for U.S. federal income tax purposes:
•an individual citizen or resident of the United States;
•a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•a trust if (a) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or
•an estate the income of which is subject to U.S. federal income tax regardless of its source.
The tax treatment of a U.S. holder will depend in part on whether or not RADA is or was classified as a PFIC for U.S. federal income tax purposes. Except as discussed below under “Passive Foreign Investment Company Rules”, this discussion assumes that RADA is not and has not been classified as a PFIC for U.S. federal income tax purposes.
Tax Consequences of the Merger
The exchange of RADA shares for shares of DRS common stock will be tax-free to U.S. holders. A U.S. holder’s aggregate tax basis in DRS common stock received in the merger will equal such U.S. holder’s aggregate adjusted tax basis in the RADA shares exchanged therefor. A U.S. holder’s holding period for DRS common stock received in the merger will include the U.S. holder’s holding period in respect of the RADA shares exchanged for such DRS common stock.
If a U.S. holder of RADA shares acquired different blocks of RADA shares at different times or at different prices, such U.S. holder’s basis and holding period in its shares of DRS common stock may be determined separately with reference to each block of RADA shares. Any such U.S. holder should consult its tax advisor regarding the tax bases and holding periods of the particular shares of DRS common stock received in the company merger.
If it is determined that the merger does not qualify as a Reorganization, the merger would be a taxable transaction to RADA shareholders for U.S. federal income tax purposes. In that case, a U.S. holder would generally recognize capital gain or loss measured by the difference between (a) the fair market value (in U.S. dollars) of DRS common stock received in exchange for such U.S. holder’s RADA shares and (b) such U.S. holder’s basis in the RADA shares it holds. Such capital gain or loss would be long-term capital gain or loss if, at the time of the exchange, such U.S. holder’s holding period in its RADA shares was greater than one year. A U.S. holder’s tax basis in shares of DRS common stock received in the merger would be the fair market value (in U.S. dollars) of those shares on the date such U.S. holder received them. The U.S. holder’s holding period for shares of DRS common stock received in the merger would begin on the day after the date such U.S. holder received such shares.
Passive Foreign Investment Company Rules
The U.S. federal income tax consequences to U.S. holders could differ materially from those described above if, at any relevant time, RADA were a PFIC (determined under the rules described below). RADA believes that it was not a PFIC for its 2021 taxable year or any prior taxable year, and it does not expect to become a PFIC for any taxable year up to and including the taxable year in which the merger is completed. However, RADA has not conducted and does not expect to conduct a formal study to determine its PFIC status. Moreover, because RADA’s PFIC status is based on its income, assets and activities for the entire taxable year, it is not possible to determine whether RADA will be characterized as a PFIC for its current taxable year until after the close of the applicable taxable year. As a result, there can be no assurance that RADA is not or will not become a PFIC prior to the closing of the merger.
In general, RADA will be a PFIC with respect to a U.S. holder if for any taxable year in which such U.S. holder held RADA shares:
•at least 75% of RADA’s gross income for the taxable year is passive income; or
•at least 50% of the value, determined on the basis of a quarterly average, of the RADA’s assets is attributable to assets that produce or are held for the production of passive income.
“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is, for purposes of the PFIC tests, treated as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.
If RADA were to be considered a PFIC at any time that a U.S. holder holds RADA shares, any gain recognized by the U.S. holder on a sale or other disposition of the RADA shares generally would be allocated ratably over the U.S. holder’s holding period for its RADA shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before RADA became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. If RADA is treated as a PFIC with respect to a U.S. holder for any taxable year, the U.S. holder will be subject to the PFIC rules with respect to any of RADA’s subsidiaries that are also PFICs. Unless a U.S. holder makes a “qualified electing fund” or “mark-to-market” election with respect to the RADA shares, a U.S. holder that holds RADA shares during a period in which RADA is a PFIC will be subject to the PFIC rules for that taxable year and all subsequent taxable years in which the U.S. holder holds RADA shares, even if RADA ceases to be a PFIC. Classification as a PFIC may have other adverse tax consequences. If RADA is considered a PFIC, a U.S. holder will also be subject to annual information reporting requirements.
U.S. holders of RADA shares are urged to consult their tax advisors regarding the application of the PFIC rules to the merger and RADA shares, including the advisability of making a qualified electing fund or mark-to-market election.
Ownership of DRS Common Stock Received in the Merger
Distributions on DRS Common Stock
Distributions, if any, paid on DRS common stock (other than certain pro rata distributions of our common stock or rights to acquire our common stock) generally will be treated as dividends to the extent of DRS’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a non-corporate U.S. holder that constitute qualified dividend income will be taxable at preferential rates applicable to long-term capital gains so long as the holder holds the DRS common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to DRS common stock will generally be qualified dividend income, provided the holding period requirements in the previous sentence are satisfied. In addition, dividends paid to corporate U.S. holders may qualify for the dividends received deduction if the holder meets certain holding period and other requirements. Distributions in excess of DRS’s current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s basis in DRS common stock and thereafter as capital gain.
Sale or Other Disposition of DRS Common Stock
A U.S. holder that sells or otherwise disposes of DRS common stock in a taxable transaction will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount that the U.S. holder realizes and the U.S. holder’s tax basis in those shares. Capital gain of a non-corporate U.S. holder is taxed at preferential rates when the holder has a holding period greater than one year. The deduction of capital losses is subject to limitations.
Backup Withholding and Information Reporting
A U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding (at a rate of 24%) with respect to certain amounts that it receives in the merger, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a payee’s U.S. federal income tax liability, if any, so long as such payee furnishes the required information to the IRS in a timely manner.

U.S. Federal Income Taxation of Non-U.S. Holders
A “non-U.S. holder” is a beneficial owner of RADA shares that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust and that is not a U.S. holder.
Tax Consequences of the Merger
The merger is not expected to result in any material U.S. federal income tax consequences to non-U.S. holders.
Ownership of DRS Common Stock Received in the Merger
Distributions on DRS Common Stock
Distributions, if any, paid on DRS common stock (other than certain pro rata distributions of our common stock or rights to acquire our common stock) generally will be treated as dividends to the extent of DRS’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any portion of a distribution in excess of DRS’s current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of a non-U.S. holder’s basis in its DRS common stock, and then as capital gain (which will be treated in the manner described below under “—Sale or Other Disposition of Common Stock”).
Except as described below, dividends on DRS’s common stock that are paid to or for the account of a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate and the non-U.S. holder provides the documentation (generally, IRS Form W-8BEN or W-8BEN-E) required to claim benefits under such tax treaty to the applicable withholding agent. Even if DRS’s current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. Each non-U.S. holder should consult its own tax advisor regarding U.S. federal withholding tax on distributions, including such non-U.S. holder’s eligibility for a lower rate and the availability of a refund of any excess U.S. federal tax withheld.
If, however, a dividend is “effectively connected” with the conduct of a trade or business in the United States by a non-U.S. holder, such dividend generally will not be subject to the 30% U.S. federal withholding tax if such non-U.S. holder provides the appropriate documentation (generally, a valid IRS Form W-8ECI or an acceptable substitute form) to the applicable withholding agent. Instead, such non-U.S. holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as United States citizens, resident aliens and domestic United States corporations (except as provided by an applicable tax treaty). In addition, a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a “branch profits tax” at a rate of 30% (or a lower rate if provided by an applicable tax treaty) on its “effectively connected” income for the taxable year, subject to certain adjustments.
The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding”.
Sale or Other Disposition of Common Stock
A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of DRS common stock unless:
•such gain is “effectively connected” with the conduct of a trade or business in the United States by the non-U.S. holder (and the gain is attributable to a permanent establishment that the non-U.S. holder maintains in the United States, if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. holder to United States taxation on a net income basis);
•the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale or other disposition and certain other conditions are met; or

•DRS is or has been a “United States real property holding corporation” (as described below) for U.S. federal income tax purposes at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, the non U.S. holder is not eligible for a treaty exemption, and either (i) DRS common stock is not regularly traded on an established securities market during the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of DRS’s common stock.
If the gain from the taxable disposition of shares of DRS common stock is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment that the non-U.S. holder maintains in the United States), the non-U.S. holder will be subject to tax on the net gain derived from the sale at rates applicable to United States citizens, resident aliens and domestic United States corporations. “Effectively connected” gains that a non-U.S. holder recognizes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (unless an applicable income tax treaty provides otherwise) on the gain derived from the sale or other disposition, which may be offset by United States source capital losses, even though the non-U.S. holder is not considered a resident of the United States.
DRS will be a United States real property holding corporation at any time that the fair market value of DRS’s “United States real property interests”, as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of DRS’s worldwide real property interests and DRS’s other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). DRS believes that it is not, and does not anticipate becoming in the foreseeable future, a United States real property holding corporation.
FATCA Withholding
Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on certain payments to a non-U.S. holder or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on behalf of a non-U.S. holder if such persons fail to comply with certain information reporting requirements. Payments of dividends received by a non-U.S. holder in respect of DRS common stock could be affected by this withholding if the non-U.S. holder is subject to the FATCA information reporting requirements and fails to comply with them or if the non-U.S. holder holds DRS common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to the non-U.S. holder would not otherwise have been subject to FATCA withholding). An intergovernmental agreement between the United States and an applicable country may modify these requirements. If FATCA withholding is imposed, a non-U.S. holder that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). All non-U.S. holders should consult their own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.
Information Reporting and Backup Withholding
DRS and other payors are required to report payments of dividends on DRS common stock on IRS Form 1042-S even if the payments are exempt from withholding. A non-U.S. holder otherwise is generally exempt from backup withholding and information reporting requirements with respect to dividend payments and the payments of the proceeds from the sale of DRS common stock effected at a United States office of a broker, provided that either (i) the payor or broker does not have actual knowledge or reason to know that the non-U.S. holder is a United States person and the non-U.S. holder has furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) the non-U.S. holder otherwise establishes an exemption.

Payment of the proceeds from the sale of DRS common stock effected at a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a non-U.S. office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.
Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

MATERIAL ISRAELI INCOME TAX CONSEQUENCES
The following description is not intended to constitute a complete analysis of all Israeli tax consequences to RADA shareholders relating to the merger. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular person in light of his or her personal circumstances. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.
Tax Rulings
RADA has filed requests for tax rulings from the Israel Tax Authority with respect to (i) instructions for withholding or exemption from withholding of Israeli tax on payments of merger consideration paid to RADA shareholders who are not included in the 104H ruling as described in the following section (ii), (ii) deferral of the obligation of RADA shareholders who elect to be part of such ruling (and generally hold less than 5% of RADA's issued and outstanding shares), to pay Israeli tax on the exchange of the RADA shares for DRS common stock in accordance with the provisions of Section 104H of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance”), all subject to the conditions to be detailed in such ruling and (iii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of RADA options and shares issued to certain directors and employees under Section 102 of the Ordinance and to others under Section 3(i) of the Ordinance.
If and when the tax rulings are finalized, RADA will issue a press release and furnish a Form 6-K or other document with the SEC describing the scope of the exemptions provided by the rulings. There can be no assurance that such rulings will be granted before the Closing or at all or that, if obtained, such rulings will be granted under the conditions requested by RADA.
Each of RADA and DRS will cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the tax rulings described above. The final text of such tax rulings and applications therefor is subject to the prior written confirmation of DRS and its counsel.
Israeli Capital Gains Tax
Generally, the exchange of RADA shares for the merger consideration would be treated as a sale and subject to Israeli tax both for Israeli and non-Israeli resident shareholders of RADA. However, certain relief and/or exemptions may be available under Israeli law.
Israeli law generally imposes capital gains tax on the real capital gain from the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies, by non-residents of Israel, unless a specific exemption is available or a tax treaty between Israel and the shareholder’s country of residence provides otherwise. Israeli law distinguishes between real capital gain and inflationary surplus. The real capital gain is the excess of the total capital gain over the inflationary surplus. You should consult your own tax advisor as to the method you should use to determine the inflationary surplus.
Generally, the capital gains tax rate applicable to the real capital gain is 25% for individuals, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the shares sold, in which case the real capital gain will generally be taxed at a rate of 30%. In addition, a “significant shareholder” of RADA would be subject to Israeli capital gains tax at the rate of 30%. A “significant shareholder” refers to a shareholder who directly or indirectly, alone or together with another, holds at least 10% of one or more of the means of control of RADA. “Means of control” generally includes the right to vote, receive profits, nominate a director or general manager of RADA, receive assets upon liquidation or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), all regardless of the source of such right. “Together with another” means together with a related party or together with a person who is not a related party, if the shareholder and such other person regularly, directly or indirectly, cooperate by agreement on substantive matters relating to RADA. The actual capital gains tax rates which may apply to individual RADA shareholders on the sale of RADA shares (which may be effectively higher or lower than the rates mentioned above)

are subject also to various factors including, inter alia, the date on which the shares were purchased, whether the shares are held through a nominee company or by the shareholder, the identity of the shareholder and certain tax elections which may have been made in the past by the shareholder. In general, companies are subject to the corporate tax rate on real capital gains derived from the sale of shares at the rate of 23% in 2022. Due to certain provisions of the Ordinance, the actual effective capital gains tax applicable to certain companies may be different than that specified above.
Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to “business income”, currently 23% for companies and a marginal tax rate of up to 47% for individuals, plus an additional tax of 3%, which is imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 663,240 for 2022), and which will be referred to as “excess tax”, see below “The Merger—Material Israeli Tax Consequences of the Merger—Excess Tax”.
The inflationary surplus is generally exempt from tax, provided that the shares being sold were acquired after December 31, 1993.
Pursuant to Israeli tax law, and subject to certain provisions of the Ordinance, non-Israeli residents (individuals or corporations) are generally exempt from Israeli capital gains tax on the sale of RADA shares, which were acquired after the company was registered for trade on the Israeli stock exchange. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.
Other non-Israeli residents (individuals or corporations) may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for an exemption or a reduced tax rate). For example, under the Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income (the “U.S.-Israel Tax Treaty”), Israeli capital gains tax would generally not apply when arising from the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who holds the shares as a capital asset and is entitled to claim the benefits afforded to such person by the treaty.
However, such exemption will not apply if (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gains from such sale, exchange or disposition may be attributed to a permanent establishment of the U.S. resident that is maintained in Israel, under certain terms; (iv) the U.S. resident holds, directly or indirectly, securities representing 10% or more of the voting rights during any part of the 12-month period preceding the effective time of the sale, exchange or disposition, subject to certain conditions; or (v) the U.S. resident, if an individual, was physically present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year.
In order to obtain an applicable withholding tax exemption for capital gains tax, certain documentation and/or declarations shall need to be provided to the Israel Tax Authority.
You are urged to consult with your own tax advisor regarding the applicability of these tax treaties to you and your receipt of merger consideration.
Excess Tax
Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 663,240 for 2022), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

Israeli Tax Withholding
Whether or not a particular RADA shareholder is actually subject to Israeli capital gains tax in connection with the merger, absent receipt by RADA of an applicable tax ruling from the Israel Tax Authority prior to closing of the merger, all RADA shareholders will be subject to Israeli withholding tax at the rate of 25% (for individuals) and 23% (for corporations) on the gross merger consideration (unless the shareholder obtains an individual certificate of exemption or a reduced tax rate from the Israel Tax Authority, as described below), and DRS or the exchange agent will be required to withhold and deduct an amount equal to 25%, 23% or such other reduced tax rate as stipulated in the certificate obtained, as applicable, of the gross merger consideration received by such shareholder.
Regardless of whether RADA obtains the requested tax rulings from the Israel Tax Authority, any holder of RADA shares who believes that he/she/it is entitled to an exemption from withholding tax (or entitled to a reduced tax rate) may separately apply to the Israel Tax Authority to obtain a certificate of exemption from withholding or an individual tax ruling providing for no withholding or withholding at a reduced tax rate, and submit such certificate of exemption or ruling to the exchange agent prior to receiving the merger consideration and at least three business days prior to the date that is 360 days following the date of the closing of the merger. If DRS or the exchange agent receive a valid exemption certificate or tax ruling (in form and substance reasonably acceptable to exchange agent) prior to delivering the merger consideration and at least three business days prior to the date that is 360 days following the date of the closing of the merger, then the withholding (if any) of any amounts under the Ordinance from the merger consideration shall be made only in accordance with the provisions of such Israeli tax certificate or tax ruling.
The merger agreement contemplates that, subject to the provisions of the tax rulings, with respect to any recipient of shares of DRS, (i) the shares of DRS common stock shall be deposited with the exchange agent to be held for the benefit of the relevant recipient and delivered to such recipient in compliance with the withholding requirements under the merger agreement, and (ii) to the extent the exchange agent is obliged to withhold Israeli taxes, such recipient shall provide the exchange agent with the amount due with regards to such Israeli taxes, within five business days from receipt of a request from the exchange agent to make such payment, and in any event prior to the release of the merger consideration deliverable to such recipient, or alternatively, shall present to the exchange agent a certificate of exemption from withholding, or evidence satisfactory to the exchange agent that the full applicable tax amount with respect to such recipient, as reasonably determined by the exchange agent, has been withheld. In the event that such recipient fails to provide the exchange agent with the full amount necessary to satisfy such Israeli taxes or such certificate of exemption from withholding or satisfactory evidence of payment of the applicable tax amount required to be deducted with respect to such recipient within such timeframe, the exchange agent shall be entitled to sell such recipient’s shares of DRS common stock to the extent necessary to satisfy the amount due with regards to such Israeli taxes. Any reasonable costs or expenses incurred by the exchange agent in connection with such sale shall be borne by such recipient of shares of DRS common stock.
Please note that the above does not apply with respect to RADA shares subject to tax pursuant to Section 102 of the Ordinance.
You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you, including the consequences under any applicable state, local, foreign or other tax laws.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock is a summary of the material terms of our amended and restated certificate of incorporation, amended and restated bylaws and the Commitment Letter, in each case as further amended, restated, supplemented or modified from time to time. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, forms of which are filed with the SEC as exhibits to the registration statement of which this proxy statement/prospectus is a part, and applicable law.
General
Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share. As of August 29, 2022, there were 145,000,000 shares of our common stock issued and outstanding.
Common Stock
Holders of common stock will be entitled:
•to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;
•to receive, on a pro rata basis, dividends and distributions, if any, that our board may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and
•upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.
The holders of our common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by us. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.
Before the date of this proxy statement/prospectus, there has been no public market for our common stock.
As of August 29, 2022, we had 145,000,000 shares of common stock outstanding all of which were held of record by US Holding.
Preferred Stock
Under our amended and restated certificate of incorporation, our board has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Following this offering, no shares of our authorized preferred stock will be outstanding. Because the board has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our Company would be beneficial to the interests of our stockholders.
Authorized but Unissued Capital Stock
The Delaware General Corporation Law (“DGCL”) does not generally require stockholder approval for the issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. However, the listing requirements of the NASDAQ, which would apply so long as the common stock remains listed on the NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. In addition, under the cooperation agreement, the creation or issuance of any class or series of our capital stock (including designation of any preferred stock) or acquisition of any capital stock (including stock buy-backs, redemptions or other reductions of capital), or securities convertible into or exchangeable or exercisable for capital stock or equity-linked securities by us or any of our subsidiaries requires US Holding’s consent, subject to certain exceptions. See “Other Agreements Related to the Merger—Cooperation Agreement”.
Registration Rights
Certain holders of our common stock will have certain rights to cause the registration of our common stock for resale pursuant to a registration rights agreement. See “Other Agreements Related to the Merger—Registration Rights Agreement”.
Annual Stockholders Meeting
Our amended and restated bylaws provide that annual stockholders meetings will be held at a date, time and place, if any, as exclusively selected by our board. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Voting
The affirmative vote of a plurality of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote on the election of directors will decide the election of any directors, and the affirmative vote of a majority of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote at any annual or special meeting of stockholders will decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our amended and restated certificate of incorporation, or under our amended and restated bylaws, a different vote is required, in which case such provision will control. Stockholders do not have the right to cumulate their votes for the election of directors.
Commitment Letter
We have entered into the Commitment Letter with the proxy holders, Leonardo S.p.A., US Holding and the DoD. Following the merger we expect to enter into an amended and restated proxy agreement and the Commitment Letter provides guidance as to the form and content of the amended and restated proxy agreement which allows DRS to operate as if the amended and restated proxy agreement were already in effect. The Commitment Letter requires the appointment of five proxy holders, who must be independent from prior affiliation with Leonardo S.p.A. and its subsidiaries (including US Holding and us) and maintain adequate security clearance, to vote the shares of our common stock owned directly or indirectly by Leonardo S.p.A. Proxy holders are appointed by US Holding after consultation with Leonardo S.p.A. and approval by DCSA and serve for staggered three-year terms. The proxy holders may vote for or consent to certain specified matters only with the express written approval of US Holding, as set forth under “Certain Relationships and Related Transactions, and Director Independence—Relationship with Leonardo S.p.A—Commitment Letter” and may vote for or consent to all other matters in their sole and absolute discretion, without consultation with US Holding or Leonardo S.p.A. The Commitment Letter contains a number of other provisions which are intended to restrict the ability of Leonardo S.p.A. to control our operations. See “Certain Relationships and Related Transactions, and Director Independence—Relationship with Leonardo S.p.A—Commitment Letter”.
Board Designation Rights. Pursuant to the Commitment Letter, Leonardo S.p.A., US Holding, DCSA and the proxy holders will have specified board designation and/or approval and other rights following this offering. The Commitment Letter requires that our board include the five proxy holders appointed by US Holding after consultation with Leonardo S.p.A. and approval by DCSA. The Commitment Letter also requires our board to include four additional directors consisting of our chief executive officer and three additional candidates proposed by US Holding in reasonable consultation with the nominating and corporate governance committee, subject to approval of DCSA in certain circumstances. See “Certain Relationships and Related Transactions, and Director Independence—Relationship with Leonardo S.p.A—Commitment Letter”.
Removal of Directors. Our amended and restated bylaws provide that, for so long as the proxy agreement is in effect, directors may be removed pursuant to the terms set forth in the proxy agreement. During their terms, proxy holders may only be removed (i) for acts in violation of the proxy agreement upon petition by US Holding to DCSA which may be granted or denied by DCSA in its sole discretion or (ii) for gross negligence or willful misconduct. The proxy holders may remove any non-proxy holder director from our board by majority vote and after consultation with US Holding. See “Certain Relationships and Related Transactions, and Director Independence—Relationship with Leonardo S.p.A—Commitment Letter”.
Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws
The provisions of our amended and restated certificate of incorporation and amended and restated bylaws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board, which could result in an improvement of their terms.
Authorized but Unissued Shares of Common Stock. Following the merger, our shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While our authorized and unissued shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board in opposing a hostile takeover bid.
Authorized but Unissued Shares of Preferred Stock. Under our amended and restated certificate of incorporation, our board has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.
Special Meetings of Stockholders. Our amended and restated certificate of incorporation provides that a special meeting of stockholders may be called only by the chairman of our board or chief executive officer or by a resolution adopted by a majority of our board. Special meetings may also be called by our corporate secretary at the request of the holders of at least a majority of the outstanding shares of our common stock until the later of the termination of the proxy agreement and such date as Leonardo S.p.A. is no longer required under IFRS to consolidate the financial statements of the Company with its financial results. Thereafter, stockholders will not be permitted to call a special meeting of stockholders.
Stockholders Advance Notice Procedure. Our amended and restated bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The amended and restated bylaws provide that any stockholders wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our corporate secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company. To be timely, the stockholder’s notice must be delivered to our corporate secretary at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or delayed by more than 60 days after the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice must be delivered to our corporate secretary not later than the later of (x) the close of business on the 90th day prior to the meeting or (y) the close of business on the 10th day following the day on which a public announcement of the date of the meeting is first made by us.
No Stockholders Action by Written Consent. Our amended and restated certificate of incorporation provides that stockholders action may be taken only at an annual meeting or special meeting of stockholders, provided that, until the later of the termination of the proxy agreement and such date as Leonardo S.p.A. is no longer required under IFRS to consolidate the financial statements of the Company with its financial results, stockholders action may be taken by written consent in lieu of a meeting.
Amendments to Certificate of Incorporation and Bylaws. Our amended and restated certificate of incorporation provides that our amended and restated certificate of incorporation may be amended by both the affirmative vote of a majority of our board and the affirmative vote of the holders of a majority of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders; provided that, following the earlier of the termination of the proxy agreement and such date as Leonardo S.p.A. is no longer required under IFRS to consolidate the financial statements of the Company with its financial results, specified provisions of our amended and restated certificate of incorporation may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders, including, but not limited to, the provisions governing:
•liability and indemnification of directors;
•corporate opportunities;
•elimination of stockholders action by written consent;
•prohibition on the rights of stockholders to call a special meeting; and
•required approval of the holders of at least 66 2⁄3% of the outstanding shares of our common stock to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation.
In addition, our amended and restated bylaws may be amended, altered or repealed, or new bylaws may be adopted, by the affirmative vote of a majority of the board, or by the affirmative vote of the holders of (x) until the earlier of the termination of the proxy agreement and such date as Leonardo S.p.A. is no longer required under IFRS to consolidate the financial statements of the Company with its financial results, at least a majority and (y) thereafter, at least 66 2⁄3%, of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders.
These provisions make it more difficult for any person to remove or amend any provisions in our amended and restated certificate of incorporation and amended and restated bylaws that may have an anti-takeover effect.
Delaware Anti-Takeover Law. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as mergers, sales and leases of assets, issuances of securities and similar transactions by the corporation or a subsidiary with an interested stockholder including a person or group who beneficially owns 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Section 203 permits corporations, in their certificate of incorporation, to opt out of the protections of Section 203. Our certificate of incorporation generally excepts Leonardo S.p.A. and its affiliates, including US Holding, and their direct and indirect transferees of our stock and any affiliate of any such transferee, from the definition of interested stockholder for purposes of Section 203 of the DGCL until the occurrence of a transaction in which Leonardo S.p.A. or its affiliates, including US Holding, cease to collectively, as applicable, beneficially own at least 15% of the voting power of our outstanding voting stock.
Limitations on Liability and Indemnification
Our amended and restated certificate of incorporation contains provisions relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:
•any breach of the director’s duty of loyalty;
•acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;
•unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or
•any transaction from which the director derives an improper personal benefit.
The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. In addition, your investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Our amended and restated certificate of incorporation and our amended and restated bylaws require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of the company. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, have had no reasonable cause to believe his or her conduct was unlawful.
Prior to the completion of the merger, we will enter into indemnification agreements with our directors. See the Form of Director Indemnification Agreement filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. The indemnification agreements will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.
The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.
Corporate Opportunities
Our amended and restated certificate of incorporation provides that we, on our behalf and on behalf of our subsidiaries, renounce any interest or expectancy in, or in being offered an opportunity to participate in, potential transactions, matters or business opportunities (each, a “corporate opportunity”) that are from time to time presented to Leonardo S.p.A. or any of its officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries (other than us and our subsidiaries), with the exception of the proxy holders, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither Leonardo S.p.A. nor any of its officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries, with the exception of the proxy holders, will be liable to us or any of our subsidiaries for breach of any fiduciary or other duty by reason of the fact that such person pursues or acquires such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries. To the fullest extent permitted by law, by becoming a stockholder in our Company, stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.
Choice of Forum
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware will, to the fullest extent provided by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, other employees, agents or stockholders, (iii) any action asserting a claim against us arising under the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising out of or pursuant to our amended and restated bylaws) or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. The foregoing provision does not apply to claims arising under the Securities Act, the Securities Exchange Act, or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, unless we select or consent to the selection of an alternative forum, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. To the fullest extent permitted by law, by becoming a stockholder in our Company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum.
Market Listing
We intend to apply to list our common stock on the NASDAQ and the TASE under the symbol “DRS”.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.
COMPARISON OF RIGHTS OF RADA SHAREHOLDERS AND DRS STOCKHOLDERS
If the merger is completed, RADA shareholders will receive DRS common stock. DRS is a Delaware corporation subject to the DGCL and the Commitment Letter. RADA is a company organized under the laws of the State of Israel and subject to the ICL. If the merger is completed, the rights of DRS stockholders and RADA shareholders who become DRS stockholders through the exchange of shares will be governed by the DGCL, the DRS certificate of incorporation and bylaws and the Commitment Letter.
The following description summarizes the material differences between the rights of RADA shareholders and the rights of DRS stockholders, as of immediately prior to the effective time. This does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. You should read carefully the relevant provisions of the DGCL, the ICL, the DRS certificate of incorporation and bylaws, the Commitment Letter, and the RADA articles of incorporation. Copies of the documents referred to in this summary have been filed as exhibits to this registration statement or may be obtained as described under the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 332.

	RADA	DRS
Authorized Capital Stock

The authorized share capital of RADA is NIS 3,000,000 divided into 100,000,000 ordinary shares of nominal value NIS 0.03 per share. RADA does not have any authorized shares with preferred rights.

As of August 31, 2022, there were 49,726,194 RADA shares outstanding.

DRS is authorized to issue up to 310,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

As of July 15, 2022 there were 145,000,000 shares of DRS common stock and no shares of preferred stock outstanding.

Preferred Stock	RADA may, from time to time, by a shareholders’ resolution, provide for shares with such preferred or deferred rights or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

As of August 29, 2022, no shares with preferred rights were authorized nor were any such shares issued or outstanding.	Shares of preferred stock may be issued in one or more series from time to time by the DRS board of directors, and the DRS board of directors is authorized to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series.

DRS is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share. As of August 29, 2022, no shares of preferred stock have been issued or are outstanding.

Voting Rights	Holders of RADA shares have one vote for each RADA share held of record on every resolution submitted to a meeting of the shareholders.

Except as required by the ICL or the RADA articles of association, a resolution of the shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at a meeting of shareholders in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the ICL prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into the RADA articles of association, but for which the ICL allows the RADA articles of association to provide otherwise, shall be adopted by a simple majority of the voting power represented at the shareholder meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions when determining the voting power present and voting.	Except as otherwise provided in the DRS certificate of incorporation or the DGCL, each holder of shares of DRS common stock shall be entitled, with respect to each share of common stock held by such holder, to one vote in person or by proxy on all matters submitted to a vote of the holders of DRS common stock, whether voting separately as a class or otherwise.

Except as otherwise required by applicable law or as otherwise provided in the DRS bylaws or certificate of incorporation, any questions brought before any meeting of stockholders shall be decided by a majority vote of the number of shares entitled to vote, present in person or represented by proxy.

Stock Transfer Restrictions Applicable to Stockholders	None.	None.

RADA	DRS
Dividends	The RADA board of directors may declare, and cause RADA to pay, such dividend as may appear to the RADA board of directors to be justified by the profits of RADA and as permitted by the ICL. The RADA board of directors shall determine the time of payment of such dividends and the record date for determining the shareholders entitled thereto.

Holders of RADA shares are entitled to receive any dividend paid by RADA in proportion to their respective holdings of shares in respect of which such dividends are being paid. Holders of RADA shares that are fully paid up or which are credited as fully or partly paid within any period which in respect thereof dividends are paid are entitled to a dividend in proportion to the amount paid up or credited as paid up in respect of the nominal value of such shares and to the date of payment thereof.	Dividends upon the capital stock of DRS, subject to the DRS articles of incorporation and the proxy agreement (during the period under which DRS operates under the proxy agreement (the “Effective Proxy Period”)), may be declared by the DRS board of directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock.

Subject to the rights, powers and preferences, if any, applicable to shares of preferred stock or any series thereof, the holders of shares of DRS common stock shall be entitled to receive such dividends and other distributions in cash, property, stock or otherwise as may be declared by the DRS board of directors at any time and from time to time out of assets or funds of DRS legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Number of Directors	The RADA board of directors shall consist of such number of directors (not less than four nor more than twelve, including the external directors (as defined in the ICL)) as may be fixed from time to time by the RADA board of directors.

There are currently six directors serving on the RADA board of directors.	The number of directors that shall constitute the DRS board of directors shall be not less than one or more than ten. The number of directors shall be determined by the stockholders, and shall be increased or decreased within the limits specified above, provided that during the Effective Proxy Period, the number of directors shall be determined in accordance with the terms of the proxy agreement.

There are currently nine directors serving on the DRS board of directors.

Election of Directors	RADA’s directors, except for the external directors, shall be elected at RADA’s annual general meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each director shall serve until the next annual general meeting or their earlier removal.

Prior to every meeting at which directors are to be elected, subject to the articles of association, applicable law and stock exchange rules and regulations, the RADA board of directors (or a committee thereof) shall select nominees by a resolution adopted by a majority of the RADA board of directors (or such committee). A shareholder(s) holding at least 1% of RADA voting rights may request to include a nominee on the meeting agenda (in accordance with the articles and applicable law). Unless the RADA board of directors determines otherwise, such proposal will be considered only at an annual general meeting.

Election, qualification, removal or dismissal of external directors shall be only in accordance with the applicable provisions of the ICL.	The DRS bylaws provide that except during the Effective Proxy Period, directors shall be elected by a plurality of the votes cast at annual meetings of stockholders, and each director so elected shall hold office until the next annual meeting and until their successor is duly elected and qualified, or until their earlier resignation or removal.

During the Effective Proxy Period, the DRS board of directors, through the Nominating and Governance Committee of the board of directors, to be comprised solely of Proxy Holders, will nominate five (5) Proxy Holders and the four Non-Proxy Holder Director Nominees identified pursuant to the following sentence for election as directors (the “Proxy Holder Directors”) at any meeting of the stockholders of DRS at which directors are to be elected (an “Election Meeting”). By majority vote and in their sole discretion, the Proxy Holders, through the Nominating and Governance Committee, shall, from among the relevant candidates proposed by US Holding after reasonable consultation by US Holding with the Nominating and Governance Committee (the “Non-Proxy Holder Director Nominees”), select the Chief Executive Officer and designate three (3) additional individuals, all four of whom to be nominated for election as directors at each Election Meeting. If any Non-Proxy Holder Director Nominee has a prior or existing contractual, financial or employment relationship with Leonardo S.p.A. such that the Non- Proxy Holder Director Nominee would not qualify as an “Independent Director”, prior approval by the DCSA shall be required.

	RADA	DRS
Removal of Directors
Under RADA’s articles of association, the office of a director shall be vacated and they shall be dismissed or removed:
•ipso facto, upon their death;
•if they are prevented by applicable law from serving as a director;
•if the RADA board of directors determines that due to their mental or physical state they are unable to serve as a director;
•if their directorship expires pursuant to RADA’s articles of association and/or applicable law;
•by a resolution adopted at a general meeting by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon Such removal shall become effective on the date fixed in such resolution;
•by their written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to RADA, whichever is later; or
•with respect to an external director, only pursuant to applicable law.

The DRS bylaws provide that, except during the Effective Proxy Period, any director or the entire DRS board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

During the Effective Proxy Period, directors shall be removed only in accordance with the provisions set forth in the Proxy Agreement. Pursuant to the Proxy Agreement, Leonardo US may not remove a Proxy Holder except for acts of gross negligence or willful misconduct while if office. Only upon reasonably consultation with Leonardo S.p.A. and the approval of DCSA, DRS may also remove a proxy holder for acts in violation of the proxy agreement, including without limitation the inability to protect the legitimate economic interests of DRS.

Vacancies of the Board of Directors
RADA’s articles of association provide that the RADA board of directors may at any time and from time to time appoint any person as a director to fill a vacancy (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum number provided for in RADA’s articles of association). The office of a director that was appointed by the board of directors to fill any vacancy shall only be for the remaining period of time during which the director whose service has ended was filled would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number stated in the RADA articles of association the board of directors shall determine at the time of appointment the class pursuant to which the additional Director shall be assigned.
The DRS bylaws provide that in the event of any vacancy on the DRS board of directors, however occurring, including vacancies resulting from an enlargement of the board of directors, except during the Effective Proxy Period, DRS shall give prompt notice of such vacancy to the stockholders and such vacancy shall be filled promptly only by a majority vote of the directors then in office.

During the Effective Proxy Period, (i) notice of any vacancy on the DRS board of directors, however occurring, shall also be given to DCSA and, (ii) upon receipt of DCSA’s approval of the proposed nominee, (A) vacancies of Proxy Holder directors shall be filled by the new Proxy Holder appointed to take such Proxy Holder's place in accordance with the proxy agreement and (B) vacancies of non-Proxy Holder directors shall be filled by a majority vote of the Proxy Holders in accordance with the procedures set forth in the proxy agreement. A vacancy shall not continue for a period of more than ninety (90) days after a director’s resignation, death, disability or removal unless DCSA is notified of the delay.

	RADA	DRS
Action by Written Consent	The ICL prohibits shareholder action by written consent in public companies such as RADA.
Under the DRS bylaws, during the longer of (x) the Effective Proxy Period and (y) the period (the “Reporting Period”) during which Leonardo S.p.A. is required under International Financial Reporting Standards, as adopted by the European Union, to consolidate the financial statements of DRS with its financial results, and continuing until such time as Leonardo S.p.A. has published its audited annual financial statements for the last period during which such consolidation applies, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to DRS. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. After the termination of the Effective Proxy Period and the Reporting Period, any action required or permitted to be taken at any annual meeting or special meeting of stockholders must be effected at a duly called annual meeting or special meeting of the stockholders and may not be taken by written consent of the stockholders.

	RADA	DRS
Advance Notice Requirements for Stockholder Nominations and Other Proposals

Pursuant to the ICL and the Companies Regulations (Notice of General Meeting and Class Meeting in a Public Company), 2000 (the “General Meeting Regulations”), and RADA’s articles of association, the holder(s) of at least one percent of RADA’s voting rights may propose any matter appropriate for deliberation at a RADA shareholder meeting to be included on the agenda of a RADA shareholder meeting, including nomination of candidates for directors, generally by submitting a proposal within seven days of publicizing the convening of a RADA shareholder meeting, or, if RADA publishes a preliminary notice at least 21 days prior to publicizing the convening of a RADA shareholder meeting stating its intention to convene such meeting and the agenda thereof, within 14 days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and RADA’s articles of association.

In addition to any information required to be included in accordance with applicable law, a proposal request must include the following: (i) the name, address, telephone number, fax number and email address of the proposing shareholder(s) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of RADA shares held by the proposing shareholder(s), directly or indirectly (and, if indirectly, an explanation of how they are held and by whom), accompanied by evidence satisfactory to RADA of the record holding of such RADA shares by the proposing shareholder(s) as of the date of the proposal request, and a representation that the proposing shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the proposing shareholder(s) proposes to be voted upon at the General Meeting and, if the proposing shareholder(s) wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law; (iv) a description of all arrangements or understandings between the proposing shareholder(s) and any other person(s) in connection with the matter that is requested to be included on the agenda and a declaration signed by all proposing shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all derivative transactions (as defined in the articles of association) by each proposing shareholder(s) during the previous twelve (12) month period; and (vi) a declaration that all of the information that is required under the ICL and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The RADA board of directors may, in its discretion, to the extent it deems necessary, request that the proposing shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the RADA board of directors may reasonably require.

Annual Meetings
At any annual meeting of stockholders, only such nominations of persons for election to the DRS board of Directors shall be made, and only such other business shall be conducted or considered, as have been properly brought before the meeting. To be properly brought before an annual meeting, nominations of persons for election or re-election to the DRS board of directors or other business must be (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors; (B) otherwise properly brought before the meeting by or at the direction of the board of directors; (C) as provided in the proxy agreement; or (D) otherwise properly brought before the meeting by a stockholder in accordance with the DRS bylaws.

For nominations of any person for election or re-election to the DRS board of directors or other business to be properly brought before an annual meeting by a stockholder (A) the stockholder must have given timely notice thereof in writing to the Secretary of DRS; (B) the subject matter of any proposed business must be a matter that is a proper subject matter for stockholder action at such meeting; and (C) the stockholder must be a stockholder of record of DRS at the time the notice required by the DRS bylaws is delivered to DRS and must be entitled to vote at the meeting.

To be considered timely notice, a stockholder’s notice must be received by the Secretary DRS at the principal executive office of DRS not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is advanced by more than thirty (30) days before or delayed by more than sixty (60) days after the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice must be delivered to DRS’s corporate secretary not later than the later of (x) the close of business on the ninetieth (90th) day prior to the meeting and (y) the close of business on the tenth (10th) day following the day on which a public announcement of the date of the meeting is first made. In no event shall the public announcement of an adjournment or postponement of an annual meeting or of a new record date for an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth certain information specified in the bylaws (and, if such notice relates to the nomination of any person for election or re-election as a director of the Corporation, the questionnaire, representation and agreement required by the bylaws must also be delivered with and at the same time as such notice).

DRS may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director and to determine the independence of such nominee under the Exchange Act and the rules or regulations of any stock exchange applicable to DRS. In addition, a stockholder seeking to nominate a director candidate or bring another item of business before the annual meeting shall promptly provide any other information reasonably requested by DRS.

RADA	DRS

In the event that the number of directors to be elected to the Board of Directors at an annual meeting of stockholders is increased and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting of stockholders, a stockholder’s notice required by the DRS bylaws shall also be considered timely, but only with respect to nominees for the additional directorships, if it is received by the Secretary of DRS at the principal executive offices of DRS not later than the close of business on the 10th day following the day on which such public announcement is first made by DRS.

In the event that the number of directors to be elected to the Board of Directors at an annual meeting of stockholders is increased and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting of stockholders, a stockholder’s notice required by the DRS bylaws shall also be considered timely, but only with respect to nominees for the additional directorships, if it is received by the Secretary of DRS at the principal executive offices of DRS not later than the close of business on the 10th day following the day on which such public announcement is first made by DRS.

Special Meetings
Only such business shall be conducted at a special meeting of stockholders as (A) has been specified in the notice of meeting (or any supplement thereto) given by or at the direction of the DRS board of directors; or (B) otherwise properly brought before the meeting by or at the direction of the DRS board of directors. Nominations of persons for election to the DRS board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to DRS’s notice of meeting, (i) by or at the direction of the DRS board of directors or any committee thereof, (ii) as provided in the Proxy Agreement and (iii) so long as the person requesting the special meeting has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in the bylaws is delivered to the Secretary of DRS, who is entitled to vote at the meeting and upon such election and who complies with the requirements set forth in the DRS bylaws; provided, however, that to be considered timely notice, a stockholder’s notice must be received by the Secretary of DRS at the principal executive offices of DRS not later than the close of business on the 10th day following the day on which public announcement of the date of such special meeting was first made.

Only such persons who are nominated for election or re-election as a director of DRS in accordance with the procedures, and who meet the other qualifications, set forth in the DRS bylaws shall be eligible to stand for election as directors and only such business shall be conducted at a meeting of stockholders as has been brought before the meeting in accordance with the procedures set forth in the bylaws.

A stockholder who seeks to have any proposal or potential nominee included in DRS’s proxy materials must provide notice as required by and otherwise comply with the applicable requirements of the rules and regulations under the Exchange Act.

	RADA	DRS

During the longer of the Effective Proxy Period and the Reporting Period, business conducted at an annual or special meeting of stockholders at the request of Leonardo S.p.A. or its affiliates, including US Holding, shall not be subject to certain notice provisions of the DRS bylaws.

Notice of Stockholder/Shareholder Meeting

Pursuant to the ICL and the General Meeting Regulations, RADA shareholder meetings generally require prior notice of not less than 21 days and, for certain matters specified in the ICL and the General Meeting Regulations, not less than 35 days. Pursuant to RADA’s articles, RADA is not required to give notice of a general meeting, subject to any mandatory provision of the ICL. Notwithstanding anything herein to the contrary, to the extent permitted under the ICL, with the consent of all shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice period than the above has been given.

Pursuant to the DRS Bylaws, whenever stockholders are required or permitted to take any action at a meeting, written notice of an annual meeting or special meeting stating the place, date, and hour of the meeting and in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than twenty days before the date of the meeting to each stockholder entitled to vote at such meeting.

	RADA	DRS
Amendments to Charter Documents
Pursuant to the RADA articles of association, an amendment may be made thereto by a resolution passed by an ordinary majority of the voting power represented and voting on the proposed amendment in person or by proxy at a general meeting.

The DRS Certificate of Incorporation provides that, subject to the Proxy Agreement, DRS reserves the right to amend, alter, or repeal any provision contained in the Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by the DGCL; and all rights herein conferred upon stockholders, directors or any other persons are granted subject to this reservation. Notwithstanding anything to the contrary contained in the Amended and Restated Certificate of Incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, an affirmative vote of the majority of the Board of Directors and the affirmative vote of the holders of a majority of the outstanding shares of common stock then entitled to vote an any annual meeting or special meeting of stockholders shall be required to amend, alter, repeal or adopt any provision of the Amended and Restated Certificate of Incorporation; provided, however, that from and after the later of the date on which Leonardo S.p.A. is no longer required under International Financial Reporting Standards, as adopted by the European Union, to consolidate the financial statements of DRS with its financial results, and has published its audited annual financial statements for the last period during which such consolidation applies (the “Reporting Date”) and termination of the Effective Proxy Period, no provision of Articles Five, Six, Seven, Eight, Nine, Eleven, and Twelve of this Certificate of Incorporation may be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted or added, unless such alteration, amendment, repeal, adoption or addition is approved by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding common stock then entitled to vote an any annual meeting or special meeting of stockholders.
The DRS Bylaws provide that, subject to the provisions of the Amended and Restated Certificate of Incorporation, the Bylaws may be amended, altered or repealed or new Bylaws adopted (a) by the affirmative vote of a majority of the Board of Directors, or (b) by the affirmative vote of the holders of (x) prior to the earlier of the termination of the Reporting Period and the termination of the Effective Proxy Period, at least a majority of the outstanding shares of common stock and (y) thereafter, at least 66 2⁄3% of the outstanding shares of common stock, in each case then entitled to vote at any annual or special meeting of the stockholders of DRS.

	RADA	DRS
Special Meeting of Stockholders

As provided in the ICL, RADA shall be obliged to convene an extraordinary (special) general meeting upon the request of (i) two directors or one quarter of the serving directors; (ii) one or more shareholders holding at least five percent of RADA’s issued and outstanding share capital and one percent or more of RADA voting rights; or (iii) one or more shareholders holding at least five percent of RADA’s voting rights.

The DRS certificate of incorporation provides that special meetings of stockholders may be called from time to time by the chairman of the DRS board of directors or the chief executive officer of DRS or by a resolution adopted by the majority of the DRS board of directors; provided, however, that until the later of the Reporting Date and termination of the Effective Proxy Period, special meetings of stockholders may also be called by the Secretary of DRS at the written request of stockholders of record who own, or are acting on behalf of one or more beneficial owners who own, capital stock representing at least 50% of the outstanding common stock then entitled to vote an any annual meeting or special meeting of stockholders (the “Special Meeting Request Required Shares”), and who continue to own the Special Meeting Request Required Shares at all times between the Ownership Record Date (as defined below) and the date of the applicable meeting of stockholders. Special meetings shall be held solely for the purpose or purposes specified in the notice of meeting delivered by DRS. Any record stockholder (whether acting for him, her or itself, or at the direction of a beneficial owner) may, by written notice to the Secretary of DRS, request that the DRS board of directors fix a record date to determine the record stockholders who are entitled to deliver a written request to call a special meeting (such record date, the “Ownership Record Date”). The Ownership Record Date shall not precede, and shall not be more than 10 days after, the date upon which the resolution fixing the Ownership Record Date is adopted by the DRS board of directors.

Quorum
Under the RADA articles, the presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least 25% of our company’s voting rights will constitute a quorum at a general meeting.

If within half an hour from the time designated for the general meeting, a quorum is not present, the general meeting will stand adjourned to (i) the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day and at such time and place as the chairman of the general meeting shall determine. At the adjourned meeting, if the original meeting was convened at the request of two directors or one-quarter of the board or by one or more shareholders holding the required amount of shares and/or voting rights (as described above), then one or more shareholders, present in person or by proxy, holding the number of shares required to make such a request (as described above) shall constitute a quorum, but in any other case any two shareholders (not in default of payment of calls on shares) present in person or by proxy will constitute a quorum.
The DRS bylaws provide that except as otherwise required by law, the DRS certificate of incorporation or the DRS bylaws, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.

Repurchases / Redemptions of Shares

The RADA articles of association provide that RADA may at any time and from time to time, subject to the ICL, repurchase or finance the purchase of any shares or other securities issued by RADA, in such manner and under such terms as the RADA board of directors shall determine, whether from any one or more shareholders. Such purchase shall not be deemed as payment of dividends and no shareholder will have the right to require RADA to purchase his shares or offer to purchase shares from any other shareholders.

Under the DGCL, DRS may purchase, redeem and dispose of its own shares, except that it may not purchase or redeem its shares if the capital of DRS is impaired or would become impaired as a result of the redemption. However, at any time, DRS may purchase or redeem any of its shares that are entitled upon any distribution of assets to a preference over another class of its stock or, if no shares entitled to such a preference are outstanding, any of its own shares, if these shares will be retired upon acquisition or redemption, thereby reducing the capital of DRS.

	RADA	DRS
Exemption and Limitation of Personal Liability of Directors and Officers
RADA’s articles of association provide that subject to the provisions of the ICL, RADA may exempt and release, in advance, any office holder from any liability for damages arising out of a breach of a duty of care towards RADA.

An “office holder” is defined in the ICL as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, a director, or any other manager directly subordinated o the general manager.

The DRS certificate of incorporation provides that no director shall be personally liable to DRS or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director’s duty of loyalty to DRS or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

	RADA	DRS
Indemnification of Directors and Officers

RADA’s articles of association provide that subject to the provisions of the ICL, RADA may retroactively indemnify an office holder of RADA with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such office holder or incurred by such office holder due to an act performed by the office holder in such office holder’s capacity as an office holder of RADA: (i) a financial liability imposed on an office holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the office holder; (ii) reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the ICL) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the ICL) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent; (iii) reasonable litigation costs, including attorney’s fees, expended by an office holder or which were imposed on an office holder by a court in proceedings filed against the office holder by RADA or in its name or by any other person or in a criminal charge in respect of which the office holder was acquitted or in a criminal charge in respect of which the office holder was convicted for an offence which did not require proof of criminal intent; and (iv) any other event, occurrence, matter or circumstances under any law with respect to which RADA may, or will be able to, indemnify an office holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in the RADA articles of association, then such provision is deemed to be included and incorporated by reference.

In addition, RADA’s articles of association provide that subject to the provisions of the ICL, RADA may undertake to indemnify an office holder, in advance, with respect to certain liabilities and expenses set forth in the RADA articles of association provided that, with respect to a financial liability imposed by any court judgment in respect of an act performed by the office holder: (1) the undertaking to indemnify is limited to such events which the directors shall deem to be likely to occur in light of the operations of RADA at the time that the undertaking to indemnify is made and for such amounts or criterion which the directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and (2) the undertaking to indemnify shall set forth such events which the directors shall deem to be likely to occur in light of the operations of RADA at the time that the undertaking to indemnify is made, and the amounts and/or criterion which the directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

The DRS certificate of incorporation provides that DRS shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, have power to indemnify any person who was or is made a party, or is threatened to be made a party, to any pending or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a “proceeding”), by reason of the fact that (a) he or she is or was a director or officer of DRS or (b) he or she is or was serving at the request of the DRS board of directors or an officer of DRS as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against all expense, liability, and loss (including attorneys’ fees, costs and charges, judgments, fines, ERISA excise taxes or penalties, penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith.
The indemnification provided by the DRS certificate of incorporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the DRS bylaws, any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
DRS shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of DRS, or is or was serving at the request of DRS as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not DRS would have the power to indemnify him against such liability under the DRS certificate of incorporation.
Pursuant to the DRS bylaws, DRS shall indemnify, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made a party, or is threatened to be made a party, to any proceeding, by reason of the fact that (a) he or she is or was a director or officer of DRS or (b) he or she is or was serving at the request of the DRS board of directors or an officer of DRS as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (any person described in clause (a) or (b) of this sentence, an “indemnitee”), against all expense, liability, and loss (including attorneys’ fees, costs and charges, judgments, fines, ERISA excise taxes or penalties, penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith.
Except with respect to proceedings to enforce rights to indemnification or advancement, DRS shall indemnify and/or provide advancement of expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by DRS.
DRS shall to the fullest extent permitted by law, advance all expenses (including reasonable attorneys’ fees) incurred by a present or former director or officer in defending any proceeding prior to the final disposition of such proceeding upon written request of such person and delivery of an undertaking by such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by DRS under the DRS bylaws.

	RADA	DRS

Certain Business Combination Restrictions

Under the ICL, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. Unless a court determines otherwise, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting (abstentions are disregarded), after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger or by anyone on their behalf, including by the relatives of or corporations controlled by these persons. In addition, upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger and may give other instructions to protect the rights of creditors. Further, a merger can be completed only after all approvals have been submitted to the Registrar and 30 days have passed from the time that shareholder resolutions were adopted in each of the merging companies and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

Subject to certain exceptions provided for in the ICL, an acquisition of shares in a public company must be made by means of a tender offer to the extent that as a result of such acquisition (i) a person will hold 25% or more of the voting rights in the company if there is no other holder of 25% or more of the company’s voting rights, or (ii) the purchaser will hold more than 45% of the voting rights in the company if there is no other holder of more than 45% of the company’s voting rights. This rule does not apply to certain events set forth in the ICL, including a purchase of shares in a ‘private placement’ that receives specific shareholder approval for this purpose.

Under the ICL, a person may not acquire shares in a public company if, after the acquisition, the person will hold more than 90% of the shares or more than 90% of any particular class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The ICL generally provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a particular class of shares, that shareholder shall be precluded from purchasing any additional shares.

The DRS certificate of incorporation provides that DRS expressly elects not to be governed by Section 203 of the DGCL.

The DRS certificate of incorporation provides that DRS shall not engage in any business combination, at any point in time at which DRS’s common stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the DRS board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of DRS outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (a) persons who are directors and also officers; or (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the DRS board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock of DRS which is not owned by the interested stockholder.

PRINCIPAL STOCKHOLDERS OF THE COMPANY BEFORE AND AFTER THE MERGER
Prior to the completion of the merger, all the shares of DRS common stock have been owned by US Holding, a wholly owned subsidiary of Leonardo S.p.A.
The following table sets forth information as of September 7, 2022 with respect to the ownership of DRS common stock by:
•each person known to own beneficially more than five percent of DRS common stock, including the selling stockholder;
•each of DRS’s directors;
•each of DRS’s named executive officers; and
•all of DRS’s current executive officers and directors as a group.
The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.
Pre-merger percentage computations are based on 145,000,000 shares of DRS common stock outstanding as of September 7, 2022. Post-merger percentage computations are based on 260,031,356 shares of DRS common stock outstanding, giving effect to an assumed pre-closing Stock Split on shares of DRS common stock, as described in the section “Unaudited Pro Forma Condensed Combined Financial Statements”.
Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to DRS’s knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise set forth in the footnotes to the table, the address for each listed stockholder is c/o 2345 Crystal Drive, Suite 1000, Arlington, Virginia 22202.

Name of Beneficial Owner	Number of Shares Beneficially Owned Before the Merger	Percent of Class Before the Merger (%)	Number of Shares Beneficially Owned After the Merger(2)	Percent of Class After the Merger (%)
Leonardo S.p.A.(1) (3)	145,000,000	100.0	210,305,162	80.9
Directors
William J. Lynn III	—	—	—	*
Gail Baker	—	—	—	*
David W. Carey	—	—	—	*
Mary E. Gallagher	—	—	—	*
General George W. Casey, Jr. (Ret.).	—	—	—	*
Kenneth J. Krieg	—	—	—	*
Peter A. Marino	—	—	—	*
Frances F. Townsend	—	—	—	*
Officers
John A. Baylouny	—	—	—	*
Michael D. Dippold	—	—	—	*
Mark A. Dorfman	—	—	—	*
Sally A. Wallace	—	—	—	*
All directors and executive officers as a group (12 persons)	—	—	—	*
__________________
*Less than one percent.
(1)Leonardo S.p.A., as the parent of US Holding, beneficially owns all shares of our common stock owned of record by US Holding prior to the completion of the merger. Leonardo S.p.A. is a public company with shares listed on the Milan Stock Exchange. The address of Leonardo S.p.A. is Piazza Monte Grappa n. 4, 00195 Rome, Italy.
(2)The number of shares for directors and officers excludes unvested RSUs and PRSUs expected to be granted as part of the One-Time Awards to certain members of DRS’s leadership in connection with the signing of the merger agreement because such One-Time Awards are not exercisable within 60 days following closing. The number of PRSUs that would be earned and settled in connection with the One-Time Awards will be subject to adjustment based on the post-closing market cap of the combined entity after the merger. The One-Time Awards will cliff vest with respect to service-based vesting conditions on the second anniversary of grant date, provided that, in the event of a participant’s termination of employment due to death or Disability (as defined in the Omnibus Plan), not in connection with a Change in Control (as defined in the Omnibus Plan), the One-Time Awards will fully vest on the date of death or Disability, as applicable. In the event of a participant’s termination of employment prior to the full vesting of such participant’s One-Time Awards Award for any other reason not in connection with a Change in Control, any unvested portion of the One-Time Awards Award will terminate automatically without any further action by DRS and be forfeited without further notice and at no cost to DRS. For further information, see “The Merger—Interests of DRS’s Directors and Executive Officers in the Merger”.
(3)The number of shares beneficially owned after the merger gives effect to an assumed pre-closing Stock Split on shares of DRS common stock, as described in the section “Unaudited Pro Forma Condensed Combined Financial Statements”, and does not include 50% of any awards or other equity interests that DRS may issue pursuant to entitlements under any grants of One-Time Awards, as calculated pursuant to the merger agreement.

CERTAIN BENEFICIAL OWNERS OF RADA SHARES
To RADA’s knowledge, the following tables set forth certain information regarding the beneficial ownership of RADA’s ordinary shares as of the close of business on September 7, 2022 (except as noted in the footnotes below) and with respect to:
•each person known to own beneficially more than five percent of RADA’s outstanding ordinary shares;
•each of RADA’s directors;
•each of RADA’s executive officers; and
•all of RADA’s current executive officers and directors as a group.
The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Percentage computations are based on 49,726,194 RADA shares issued and outstanding as of September 7, 2022.
Except as otherwise indicated in these footnotes, and subject to community property laws where applicable, each of the beneficial owners listed has, to RADA’s knowledge, sole voting and investment power with respect to the indicated ordinary shares.
Security Ownership of RADA Directors and Executive Officers
The following table shows the number of RADA shares beneficially owned (unless otherwise indicated) by RADA’s named executive officers, RADA directors, and by all of RADA’s current executive officers and directors as a group. Except as otherwise indicated, all information listed below is as of September 7, 2022.

Name of Beneficial Owner	Number of Ordinary Shares or Options Beneficially Owned	Percentage of Ownership
Yossi Ben Shalom(1)	2,020,441	3.95%
Alon Dumanis	7,812	*%
Yossi Weiss	7,812	*%
Ofra Brown	—	*%
Elan Sigal	—	*%
Guy Zur	7,812	*%
Dubi Sella	518,750	1.01%
Avi Israel	190,000	*%
Oleg Kiperman	83,186	*%
Yaniv Dorani	143,750	*%
Max Cohen	101,250	*%
William (Bill) Watson	287,500	*%
Scott Wood	24,999	*%

Alon Amitay	—	*%
All directors and executive officers as a group (13 persons)	3,393,312	6.64%
__________________
*Less than one percent.
(1)Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI Investments Ltd. (“DBSI”), may be deemed to control DBSI and consequently share the beneficial ownership of the 1,981,379 RADA shares beneficially owned by DBSI (based on a Schedule 13D/A filed on May 26, 2021 with the SEC by DBSI), including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his ownership of B.R.Y.N. Investments Ltd. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.
Except as otherwise indicated, the business address of all directors and executive officers is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, 4250407, Israel.
Security Ownership of Other Beneficial Owners
Based on information available to RADA as of September 7, 2022, RADA knew of no person who beneficially owned more than 5% of RADA’s ordinary shares, except as set forth below:

Name and Address of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
The Phoenix Holding Ltd. (1)	4,242,814	8.55%
Wellington Group Holdings LLP (2)	3,319,054	6.69%
Franklin Resources Inc. (3)	2,961,648	5.97%
__________________
(1)Based on a Schedule 13G/A filed with the SEC on February 7, 2022 by The Phoenix Holdings Ltd. The address of its principal office is Derech Hashalom 53, Givataim, 53454, Israel
(2)Based on an initial Schedule 13G filed with the SEC on February 4, 2022 by Wellington Group Holdings LLP. The address of its principal office is 280 Congress Street, Boston MA 02210.
(3)Based on an initial Schedule 13G filed with the SEC on February 7, 2022 by Franklin Resources Inc. (together with Templeton Investment Counsel, LLC). The address of the principal office of Franklin Resources is One Franklin Parkway, San Mateo CA 94403.

VALIDITY OF SECURITIES
The validity of the shares of DRS common stock to be issued in the merger will be passed upon for DRS by Sullivan & Cromwell LLP, New York, New York.

PROPOSAL 2
APPROVAL TO PURCHASE A SEVEN-YEAR “TAIL” ENDORSEMENT TO RADA’S CURRENT DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE POLICY
Pursuant to the merger agreement, at or prior to the effective time, RADA shall, or, if RADA is unable to, DRS shall cause the surviving corporation as of the effective time to obtain and fully pay the premium for run-off “tail” insurance policies for the extension of RADA’s (i) directors’ and officers’ liability coverage, and (ii) fiduciary liability insurance policies, in each case providing for coverage for indemnified parties (as such term is defined in the merger agreement) for a claims reporting or discovery period of seven years from and after the effective time from one or more insurance carriers with the same or better credit rating as RADA’s insurance carrier as of the date of the merger agreement, with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as RADA’s existing policies, with respect to acts or omissions occurring at or prior to the effective time (including in connection with merger agreement or the transactions contemplated thereby), and covering each person covered by such insurances in effect on the date of the merger agreement, including RADA’s Chief Executive Officer (collectively, the “D&O insurance run-off”).
Pursuant to the ICL, the purchase of the D&O insurance run-off for RADA’s office holders requires the approval of RADA’s Audit and Compensation Committee and the RADA board of directors, and, as RADA’s compensation policy for office holders is currently not in effect, also the approval of RADA’s shareholders in the majority set forth below. For the definition of the term “office holder” under the ICL, see the section titled “Comparison of Rights of RADA Shareholders and DRS Stockholders” above.
RADA currently expects that the cost of the premium for D&O insurance run-off shall not exceed $2,000,000.
RADA’s Audit and Compensation Committee and the RADA board of directors approved, and recommended that the RADA shareholders approve at the meeting, the purchase of the D&O insurance run-off. RADA’s Audit and Compensation Committee and the RADA board of directors further determined that the purchase of the D&O insurance run-off is for the benefit of RADA.
It is proposed that the following resolution be adopted at the meeting:
“RESOLVED, to approve the purchase of a seven-year “tail” endorsement to RADA’s current directors’ and officers’ liability insurance policy, as described in Proposal 2 of the proxy statement/prospectus.”
The RADA board of directors recommends a vote “FOR” the above resolution by the RADA shareholders.
For the sake of clarity, the completion of the merger is not contingent on the approval of Proposal 2.
The affirmative vote of a majority of the RADA shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions or broker non-votes), is necessary to approve the proposal. In addition, because the RADA compensation policy is not currently in effect, the shareholders’ approval will be required to either include at least a majority of the RADA shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions or broker non-votes, or the total RADA shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding RADA shares.
For more information concerning the definition of the terms “controlling shareholder” and “personal interest” under the ICL, see the section titled “The RADA Extraordinary Shareholders Meeting—Vote Required at the Meeting.”

PROPOSAL 3
APPROVAL OF PAYMENT OF A TRANSACTION BONUS TO RADA’S CHIEF EXECUTIVE OFFICER
Pursuant to the ICL, the payment of a transaction bonus to an office holder requires the approval of RADA’s Audit and Compensation Committee and the RADA board of directors. As RADA’s compensation policy for office holders is not currently in effect, and in any event with respect to the proposed bonus to the Chief Executive Officer, the approval of the RADA shareholders, with the special majority described below is also required.
RADA’s Audit and Compensation Committee and the RADA board of directors determined that the proposed transaction bonus to RADA’s Chief Executive Officer, in an amount of $2,000,000 was not in accordance with RADA’s compensation policy for office holders in effect as of such date. In their deliberations, the RADA Audit and Compensation Committee and RADA board of directors discussed the contribution of Mr. Sella to the proposed merger and noted that the RADA compensation policy for office holders does not provide sufficient tools to compensate an office holder for substantial contribution to a significant transaction that required significant management resources, contribution, support and ongoing involvement.
Following their review, RADA’s Audit and Compensation Committee and the RADA board of directors approved and recommended that the RADA shareholders approve at the meeting, the payment of a transaction bonus of $2,000,000 to Mr. Sella, payable within 30 days of the effective time and determined that this resolution is for the benefit of RADA and its shareholders.
It is proposed that the following resolution be adopted at the meeting:
“RESOLVED, to approve the payment of a transaction bonus to RADA’s Chief Executive Officer, as described in Proposal 3 of the proxy statement/prospectus.”
The RADA board of directors recommends a vote “FOR” the above resolution by the RADA shareholders.
For the sake of clarity, the completion of the merger is not contingent on the approval of Proposal 3 and the payment of the transaction bonus is contingent upon the completion of the merger.
The affirmative vote of a majority of the RADA shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions or broker non-votes), is necessary to approve the proposal. In addition, the shareholders’ approval must either include at least a majority of the RADA shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions or broker non-votes, or the total RADA shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding RADA shares.
For more information concerning the definition of the terms “controlling shareholder” and “personal interest” under the ICL, see the section titled “The RADA Extraordinary Shareholders Meeting—Vote Required at the Meeting.”

PROPOSAL 4
APPROVAL OF PAYMENT OF A TRANSACTION BONUS TO RADA’S EXECUTIVE CHAIRMAN OF THE BOARD
Pursuant to the ICL, the payment of a transaction bonus to an office holder who is a member of the board of directors requires the approval of RADA’s Audit and Compensation Committee, the RADA board of directors and the RADA shareholders. Because RADA’s compensation policy for office holders is currently not in effect, the shareholders’ approval is required to also comply with the special majority described below.
RADA’s compensation policy for office holders does not provide for payment of bonuses to members of the board of directors.
RADA’s Audit and Compensation Committee and the RADA board of directors determined that the proposed transaction bonus to RADA’s Executive Chairman of the board, in an amount of $1,200,000, was not in accordance with RADA’s compensation policy for office holders in effect as of such date. In their deliberations, the RADA Audit and Compensation Committee and RADA board of directors discussed the contribution of Mr. Ben Shalom to the proposed merger and noted that the RADA compensation policy for office holders that was in effect at the time did not provide sufficient tools to compensate a director for substantial contribution to a significant transaction that required significant resources, contribution, support and ongoing involvement.
Following their review, RADA’s Audit and Compensation Committee and the RADA board of directors approved, and recommended that the RADA shareholders approve at the meeting, the payment of a transaction bonus of $1,200,000 to Mr. Ben Shalom, payable within 30 days of the effective time, and determined that this resolution is for the benefit of RADA.
It is proposed that the following resolution be adopted at the meeting:
“RESOLVED, to approve the payment of a transaction bonus to the Executive Chairman of the RADA board of directors, as described in Proposal 4 of the proxy statement/prospectus.”
The RADA board of directors recommends a vote “FOR” the above resolution by the RADA shareholders.
For the sake of clarity, the completion of the merger is not contingent on the approval of Proposal 4 and the payment of the transaction bonus is contingent upon the completion of the merger.
The affirmative vote of a majority of the RADA shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions or broker non-votes), is necessary to approve the proposal. In addition, the shareholders’ approval must either include at least a majority of the RADA shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions or broker non-votes, or the total RADA shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding RADA shares.
For more information concerning the definition of the terms “controlling shareholder” and “personal interest” under the ICL, see the section titled “The RADA Extraordinary Shareholders Meeting—Vote Required at the Meeting.”

PROPOSAL 5
APPROVAL OF PAYMENT OF A TRANSACTION BONUS TO RADA’S CHIEF FINANCIAL OFFICER
Pursuant to the ICL, the payment of a transaction bonus to RADA’s Chief Financial Officer requires the approval of RADA’s Audit and Compensation Committee and the RADA board of directors and because RADA’s compensation policy for office holders is not currently in effect, the approval of the RADA shareholders, with the special majority described below.
RADA’s Audit and Compensation Committee and the RADA board of directors determined that the proposed transaction bonus to RADA’s Chief Financial Officer, in an amount of $500,000, was not in accordance with RADA’s compensation policy for office holders in effect as of such date. In their deliberations, the RADA Audit and Compensation Committee and RADA board of directors discussed the contribution of Mr. Israel to the proposed merger and noted that the RADA compensation policy for office holders that was in effect at the time did not provide sufficient tools to compensate an office holder for substantial contribution to a significant transaction that required significant management resources, contribution, support and ongoing involvement.
Following their review, RADA’s Audit and Compensation Committee and the RADA board of directors approved, and recommended that the RADA shareholders approve at the meeting, the payment of a transaction bonus of $500,000 to Mr. Israel, payable within a period of 30 days following the effective time and determined that this resolution is for the benefit of RADA.
It is proposed that the following resolution be adopted at the meeting:
“RESOLVED, to approve the payment of a transaction bonus to RADA’s Chief Financial Officer, as described in Proposal 5 of the proxy statement/prospectus.”
The RADA board of directors recommends a vote “FOR” the above resolution by the RADA shareholders.
For the sake of clarity, the completion of the merger is not contingent on the approval of Proposal 5 and the payment of the transaction bonus is contingent upon the completion of the merger.
The affirmative vote of a majority of the RADA shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions or broker non-votes), is necessary to approve the proposal. In addition, the shareholders’ approval must either include at least a majority of the RADA shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions or broker non-votes, or the total RADA shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding RADA shares.
For more information concerning the definition of the terms “controlling shareholder” and “personal interest” under the ICL, see the section titled “The RADA Extraordinary Shareholders Meeting—Vote Required at the Meeting.”

PROPOSAL 6
APPROVAL OF THE GRANT OF RETENTION AWARDS
DRS has agreed that certain equity-based retention awards may be granted in connection with the Closing of the Merger and that DRS will be responsible for granting such awards after the effective time.
Contingent on the closing of the merger, the approval of DRS’s compensation committee and RADA’s Audit and Compensation Committee, RADA’s Board of Directors and RADA’s shareholders, DRS will grant Retention Awards in the form of RSUs pursuant to the Omnibus Plan to certain office holders of RADA. For more information on the form and terms of the Retention Awards, see “The Merger—Interests of RADA’s Directors and Executive Officers in the Merger—Retention Awards” on page 253 of this proxy statement/prospectus.
The amounts listed in the table below represent the target values of Retention Awards that will be granted, subject to the approval of the DRS compensation committee and the RADA shareholders, in connection with the closing of the merger.

Name	Target RSUs
Dubi Sella	$300,000
Yaniv Dorani	$100,000
Avi Israel	$100,000
Alon Amitay	$75,000
Ronit Bar	$30,000
Orna Neuman	$30,000
The Retention Awards will cliff vest on the second anniversary of grant date, provided that, in the event of a participant’s termination of employment due to death or Disability (as defined in the Omnibus Plan), the Retention Awards will fully vest on the date of death or Disability, as applicable. In the event of a participant’s termination of employment prior to the full vesting of such participant’s Retention Awards not for cause, the Retention Awards will terminate automatically without any further action by DRS and be forfeited without further notice and at no cost to DRS.
Pursuant to the ICL, the grant of the Retention Awards to office holders requires the approval of RADA’s Audit and Compensation Committee and the RADA board of directors, and, as RADA’s compensation policy is not currently in effect, also the approval of the RADA shareholders, with the special majority described below. The above approvals are also specifically required under the ICL with respect to the grant of Retention Awards by DRS to Mr. Dubi Sella, RADA’s Chief Executive Officer.
In their deliberations, the RADA Audit and Compensation Committee and RADA board of directors acknowledged the contribution of the above office holders to the continuous business and operations of RADA and the RADA Audit and Compensation Committee and the RADA board of directors’ belief that the Retention Awards will encourage such office holders to continue the provision of significant management resources, contribution, support and ongoing involvement.
Following their review, RADA’s Audit and Compensation Committee and the RADA board of directors approved, subject to the approval of the DRS compensation committee, and recommended that the RADA shareholders approve at the meeting, the grant of the Retention Awards as further stated above, and determined that this resolution is for the benefit of RADA.
It is proposed that the following resolution be adopted at the meeting:
“RESOLVED, to approve the grant of retention awards by DRS to certain office holders of RADA, as described in Proposal 6 of the proxy statement/prospectus.”

The RADA board of directors recommends a vote “FOR” the above resolution by the RADA shareholders.
For the sake of clarity, the completion of the merger is not contingent on the approval of Proposal 6 and the grant of the Retention Awards is contingent upon the completion of the merger.
The affirmative vote of a majority of the RADA shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions or broker non-votes), is necessary to approve the proposal. In addition, the shareholders’ approval must either include at least a majority of the RADA shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions or broker non-votes, or the total RADA shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding RADA shares.
For more information concerning the definition of the terms “controlling shareholder” and “personal interest” under the ICL, see the section titled “The RADA Extraordinary Shareholders Meeting—Vote Required at the Meeting”.

EXPERTS
The consolidated financial statements of Leonardo DRS, Inc. as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of RADA Electronic Industries Ltd. as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021, incorporated by reference in this proxy statement/prospectus supplement have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, Independent Registered Public Accounting Firm, as set forth in their report thereon, included therein, and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE
RADA and DRS file annual reports and other information with the SEC. The SEC maintains an internet site that contains reports and other information regarding issuers that file electronically with the SEC, including both RADA and DRS, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents RADA files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to DRS’s website at www.leonardodrs.com, and you may obtain free copies of the documents RADA files with the SEC by going to RADA’s website at www.RADA.com. The website addresses of RADA and DRS are provided as inactive textual references only. None of the information contained on, or that may be accessed through RADA’s or DRS’s websites or any other website identified herein is part of, or incorporated into, this proxy statement/prospectus. All website addresses in this proxy statement/prospectus are intended to be inactive textual references only.
Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC. The SEC allows RADA to “incorporate by reference” into this proxy statement/prospectus documents RADA files with the SEC including certain information required to be included in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. This means that RADA can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that RADA files with the SEC will update and supersede that information. RADA incorporates by reference the documents listed below and any documents subsequently filed by it pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of its extraordinary general meeting:
•Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (filed with the SEC on March 24, 2022);
•Reports on Form 6-K (filed with the SEC on May 10, 2022, May 19, 2022, June 21, 2022, July 5, 2022, July 11, 2022, July 14, 2022, August 17, 2022 and August 30, 2022, respectively);
•The description of RADA shares contained in Exhibit 2.2 to RADA’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, including any subsequent amendment or report filed for the purpose of updating such description.
These documents contain important information about RADA’s business and RADA’s financial performance.
RADA also incorporates by reference any future filings RADA makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) on or after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and (b) on or after the date of this proxy statement/prospectus and prior to the date of the RADA extraordinary general meeting, all of which will be filed under SEC File No. 1-15375. Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed. The future filings with the SEC made by RADA will automatically update and supersede any inconsistent information in this proxy statement/prospectus and any earlier dated incorporated document. RADA does not incorporate by reference any information furnished and not filed in any future filings unless otherwise stated.
You may request a copy of this proxy statement/prospectus from DRS, without charge, through the SEC’s website at the address provided above or by written or telephonic request to:
Leonardo DRS, Inc.
2345 Crystal Drive, Suite 1000
Arlington, Virginia 22202
Telephone: (703) 416-8000

You may request a copy of this proxy statement/prospectus or any of the documents incorporated by reference into this proxy statement/prospectus, without charge, through the SEC’s website at the address provided above or by written or telephonic request to:
RADA Electronic Industries Ltd.
7 Giborei Israel Street
Netanya 4250407, Israel
Telephone: +972 76 538 6200

ITEM 1. UNAUDITED FINANCIAL STATEMENTS
Consolidated Statements of Earnings (Unaudited)

	Three Months Ended June 30,
(Dollars in millions, except per share amounts)	2022	2021
Revenues:
Products	$549	$562
Services	78	96
Total revenues	627	658
Cost of revenues:
Products	(445)	(470)
Services	(55)	(61)
Total cost of revenues	(500)	(531)
Gross profit	127	127
General and administrative expenses	(84)	(73)
Amortization of intangibles	(2)	(2)
Other operating expenses, net	1	(1)
Operating earnings	42	51
Interest expense	(10)	(9)
Other, net	—	1
Earnings before taxes	32	43
Income tax provision	7	11
Net earnings	$25	$32

Net earnings per share from common stock:
Basic and diluted earnings per share:	0.17	0.22
See accompanying Notes to Consolidated Financial Statements.

LEONARDO DRS, INC.
Consolidated Statements of Earnings (Unaudited)

	Six Months Ended June 30,
(Dollars in millions, except per share amounts)	2022	2021
Revenues:
Products	$1,090	$1,132
Services	149	207
Total revenues	1,239	1,339
Cost of revenues:
Products	(867)	(930)
Services	(111)	(146)
Total cost of revenues	(978)	(1,076)
Gross profit	261	263
General and administrative expenses	(160)	(152)
Amortization of intangibles	(4)	(4)
Other operating expenses, net	1	(5)
Operating earnings	98	102
Interest expense	(18)	(18)
Other, net	—	—
Earnings before taxes	80	84
Income tax provision	19	23
Net earnings	$61	$61

Net earnings per share from common stock:
Basic and diluted earnings per share:	0.42	0.42
See accompanying Notes to Consolidated Financial Statements.

LEONARDO DRS, INC.
Consolidated Statements of Comprehensive Income (Unaudited)

	Three Months Ended June 30,
(Dollars in millions)	2022	2021
Net earnings	$25	$32
Other comprehensive income (loss):
Foreign currency translation gain (loss), net of income taxes	(1)	3
Gain from pension settlements	—	—
Net unrecognized gain (loss) on postretirement obligations, net of income taxes	(1)	10
Other comprehensive income (loss), net of income tax	(2)	13
Total comprehensive income	$23	$45
See accompanying Notes to Consolidated Financial Statements.

	Six Months Ended June 30,
(Dollars in millions)	2022	2021
Net earnings	$61	$61
Other comprehensive income (loss):
Foreign currency translation gain (loss), net of income taxes	—	3
Gain from pension settlements	3	—
Net unrecognized gain (loss) on postretirement obligations, net of income taxes	1	9
Other comprehensive income (loss), net of income tax	4	12
Total comprehensive income	$65	$73
See accompanying Notes to Consolidated Financial Statements.

LEONARDO DRS, INC.
Consolidated Balance Sheets

	(Unaudited)
(Dollars in millions, except per share amounts)	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$69	$240
Accounts receivable, net	125	156
Contract assets	874	743
Inventories	249	205
Related party note receivable	—	—
Prepaid expenses	17	23
Other current assets	29	22
Held for sale	174	$—
Total current assets	1,537	1,389
Noncurrent assets:
Property, plant and equipment, net	363	364
Intangible assets, net	47	52
Goodwill	952	1,071
Deferred tax assets, net	46	56
Other noncurrent assets	98	137
Total noncurrent assets	1,506	1,680
Total assets	$3,043	$3,069
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	$140	$41
Accounts payable	291	479
Contract liabilities	156	174
Other current liabilities	279	295
Held for sale	45	—
Total current liabilities	911	989
Noncurrent liabilities:
Long-term debt	350	352
Pension and other postretirement benefit plan liabilities	54	61
Other noncurrent liabilities	70	74
Total noncurrent liabilities	$474	487
Shareholder's equity:
Preferred stock, $0.01 par value: 10,000,000 shares authorized; none issued	$—	$—
Common stock, $0.01 par value: 300,000,000 shares authorized; 145,000,000 shares issued and outstanding	1	1
Additional paid-in capital	4,633	4,633
Accumulated deficit	(2,922)	(2,983)
Accumulated other comprehensive loss	(54)	(58)
Total shareholder's equity	1,658	1,593
Total liabilities and shareholder's equity	$3,043	$3,069
See accompanying Notes to Consolidated Financial Statements.

LEONARDO DRS, INC.
Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended June 30,
(Dollars in millions)	2022	2021
Operating activities
Net earnings	$61	$61
Adjustments to reconcile net earnings to net cash used in operating activities:
Depreciation and amortization	31	28
Deferred income taxes	14	23
Other	—	(1)
Changes in assets and liabilities:
Accounts receivable	24	(3)
Contract assets	(131)	(82)
Inventories	(47)	(10)
Prepaid expenses	(3)	13
Other current assets	(7)	(8)
Other noncurrent assets	22	10
Defined benefit obligations	(3)	(6)
Other current liabilities	(9)	5
Other noncurrent liabilities	(17)	(13)
Accounts payable	(165)	(172)
Contract liabilities	(12)	(30)
Net cash used in operating activities	$(242)	$(185)
Investing activities
Capital expenditures	(22)	(29)
Repayments received (net of advances) on related party note receivable	—	115
Investment in unconsolidated affiliate	—	(2)
Net cash provided by investing activities	$(22)	$84
Financing activities
Net decrease in third party borrowings (maturities of 90 days or less)	(17)	(16)
Repayment of related party debt	(335)	(475)
Borrowings from related parties	445	625
Other	—	(2)
Net cash provided by financing activities	$93	$132
Effect of exchange rate changes on cash and cash equivalents	—	(1)
Net change in cash and cash equivalents	$(171)	$30
Cash and cash equivalents at beginning of year	240	61
Cash and cash equivalents at end of period	$69	$91
See accompanying Notes to Consolidated Financial Statements.

LEONARDO DRS, INC.
Consolidated Statements of Shareholder’s Equity (Unaudited)

(Dollars in millions, except per share amounts)	Common stock	Additional paid- in capital	Accumulated other comprehensive loss	Accumulated deficit	Total
Balance as of December 31, 2020	$1	$4,633	$(70)	$(3,137)	$1,427
Total comprehensive income	—	—	12	61	73
Balance as of June 30, 2021	$1	$4,633	$(58)	$(3,076)	$1,500

Balance as of December 31, 2021	$1	$4,633	$(58)	$(2,983)	$1,593
Total comprehensive income	—	—	4	61	65
Balance as of June 30, 2022	$1	$4,633	$(54)	$(2,922)	$1,658
See accompanying Notes to Consolidated Financial Statements.

LEONARDO DRS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 1. Summary of Significant Accounting Policies
A.Organization
Leonardo DRS, Inc., together with its wholly owned subsidiaries (hereinafter, “DRS,” “the Company,” “us,” “our,” or “we”) is a supplier of defense electronics products, systems and military support services. The Company is controlled by Leonardo S.p.A (hereinafter, “Leonardo S.p.A.,” or “the Parent”), an Italian multi-national aerospace, defense and security company headquartered in Rome, Italy, through its direct sole ownership of Leonardo US Holding, Inc. (“US Holding”). US Holding is the direct and sole shareholder of the Company.
DRS is a provider of defense products and technologies that are used across land, air, sea, space and cyber domains. Our diverse array of defense systems and solutions are offered to all branches of the U.S. military, major aerospace and defense prime contractors, government intelligence agencies, international military customers and industrial markets for deployment on a wide range of military platforms. We focus our capabilities in areas of critical importance to the U.S. military, such as sensing, electronic warfare (“EW”), network computing and communications, force protection and electrical power conversion and propulsion.
These capabilities directly align with our two reportable segments: Advanced Sensing and Computing and Integrated Mission Systems. The U.S. Department of Defense (“DoD”) is our largest customer and accounts for approximately 78% and 82% of our total revenues as an end-user for the second quarter and first six months of 2022, respectively, and 85% for the second quarter and first six months of 2021. Specific international commercial market opportunities exist within these segments and make up approximately 22% and 18% of our total revenues for the second quarter and first six months of 2022, respectively, and 15% for the second quarter and first half of 2021. Our two reportable segments reflect the way performance is assessed and resources are allocated by our Chief Executive Officer, who is our chief operating decision maker (“CODM”).
Advanced Sensing and Computing (“ASC”)
The ASC segment provides sensing and computing systems and subsystem solutions to the U.S. military and allied nations focused on solving the most complex threat dynamics facing our service men and women today. We provide world class sensing products in all warfighting domains along with the computation systems to provide situational understanding.
Our technologies and products are deployed on nearly all military platforms across land, sea, air, cyberspace, and space on individual soldiers, ground vehicles, ships, aircraft, and satellites. We have market leading capabilities in electro-optic and infrared imaging, advanced lasers, electronic warfare and cyber, communications, and computing in these domains.
Integrated Mission Systems (“IMS”)
The IMS segment provides critical force protection, platform integration, transportation and logistics and power conversion and propulsion systems to the U.S. military and its allies. Our force protection systems provide much needed protection for our service members and military assets from evolving and proliferating threats and include advanced solutions for counter-unmanned aerial systems, short-range air defense systems and active protection systems on ground vehicles. Additionally, we provide power conversion and propulsion systems for the U.S. Navy’s top priority shipbuilding programs, building on our legacy of providing power components and systems for nearly all naval combat vessels for three decades, positioning us to continue as a leading provider of electrical ship propulsion systems and components for the U.S. Navy and its allies.
Other
The Company separately presents the unallocable costs associated with corporate functions and certain non-operating subsidiaries of the Company as Corporate & Eliminations.

LEONARDO DRS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
See Note 15: Segment Information for further information regarding our business segments.
B.Basis of presentation
The accompanying unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of DRS, its wholly owned subsidiaries and its controlling interests. Interests in joint ventures that are controlled by the Company, or for which the Company is otherwise deemed to be the primary beneficiary, are consolidated. For joint ventures in which the Company does not have a controlling interest, but exerts significant influence, the Company applies the equity method of accounting. All intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to current year presentation.
Interim Financial Statements. The unaudited Consolidated Financial Statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These rules and regulations permit some of the information and footnote disclosures included in financial statements prepared in accordance with U.S. GAAP to be condensed or omitted.
These unaudited Consolidated Financial Statements should be read in conjunction with our audited Consolidated Financial Statements as of and for the year ended December 31, 2021 filed as Exhibit 99.1 to the Current Report on Form 8-K filed on August 2, 2022.
C.Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates and assumptions relate to the recognition of contract revenues and estimated costs to complete contracts in process, recoverability of reported amounts of goodwill, long-lived assets and intangible assets, valuation of pensions and other postretirement benefits, the valuation of deferred tax assets and liabilities and the valuation of unrecognized tax benefits. Actual results could differ from these estimates.
D.Revenue Recognition
Our revenues consist of sales of products (tangible goods) and sales of services to customers. We recognize the majority of our revenue from contracts with customers using an over time, cost-to-cost method of accounting. On certain other contracts, primarily time and material (“T&M”) and cost-plus contracts, revenue is recognized using the right-to-invoice practical expedient as we are contractually able to bill our customer based on control transferred to the customer. See Note 2. Revenue from Contracts with Customers for additional information regarding revenue recognition.
E.Cost of Revenues
Cost of revenues includes materials, labor and overhead costs incurred in the manufacturing, design, and provision of products and services sold in the period as well as warranty costs. Material costs include raw materials, purchased components and sub-assemblies, outside processing and inbound freight costs. Labor and overhead costs consist of direct and indirect manufacturing costs, including wages and fringe benefits, operating supplies, depreciation and amortization, occupancy costs, and purchasing, receiving and inspection costs.
F.Research and Development Expenses
We conduct research and development (“R&D”) activities using our own funds (referred to as company-funded R&D or independent research and development (“IR&D”)) and under contractual arrangements with our customers (referred to as customer-funded R&D) to enhance existing products and services and to develop future products, solutions, and technologies. R&D costs include basic research, applied research, concept formulation studies, design, development, and related test activities. IR&D costs are allocated to customer contracts as part of the general

LEONARDO DRS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
and administrative overhead costs and generally recoverable on our customer contracts with the U.S. Government. Customer-funded R&D costs are charged directly to the related customer contract. Substantially all R&D costs are charged to cost of revenues as incurred.
G.Foreign Currency
Significant transactions in foreign currencies are translated into U.S. dollars at the approximate prevailing rate at the time of the transaction. Foreign exchange transaction gains and losses in the second quarter and first six months of 2022 and 2021 were immaterial to the Company's results of operations. The operations of the Company's foreign subsidiaries are translated from the local (functional) currencies into U.S. dollars using weighted average rates of exchange during each monthly period. The rates of exchange at each balance sheet date are used for translating certain balance sheet accounts and gains or losses resulting from these translation adjustments are included in the accompanying Consolidated Balance Sheets as a component of other comprehensive earnings.
H.Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits with banks or other short-term, highly liquid investments with original maturities of three months or less.
I.Accounts Receivable
Accounts receivable consist of amounts billed and currently due from customers. We maintain an allowance recorded in the Allowance for Credit Losses account that is estimated and recorded utilizing relevant information about past events, including historical experience, current conditions and a reasonable and supportable forecast that affects the collectability of the related financial asset. See Note 3: Accounts Receivable for additional information regarding accounts receivable.
J.Inventories
Inventories are recorded at the lower of cost (determined by either actual, weighted average or first-in, first-out methods) or net realizable value, and include direct production costs as well as indirect costs, such as factory overhead. The net realizable value is calculated as the expected sales price in the course of normal operations net of estimated costs to finish and sell the goods. See Note 4: Inventories for additional information regarding inventories.
K.Property, Plant and Equipment
Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is calculated on the straight-line method. The estimated useful lives of plant, machinery and equipment and building and building improvements generally range from 3 to 10 years and 15 to 40 years, respectively. Leasehold improvements are amortized over the shorter of the estimated useful life of the improvements or the remaining life of the lease.
When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the Consolidated Balance Sheets, and the net gain or loss is included in the determination of net earnings. Maintenance and repairs are charged to operations as incurred and renewals and improvements are capitalized. See Note 5: Property, Plant and Equipment for additional information regarding property, plant and equipment.
L.Goodwill
Goodwill is assigned to reporting units and is reviewed for impairment at the reporting unit level on an annual basis, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. A reporting unit is an operating segment, or one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by the segment manager. Two or more components of an operating segment may be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Based upon the aggregation criteria the Company concluded it had seven reporting units at both June 30, 2022 and December 31, 2021. The annual impairment test is conducted as of December 31. The Company

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did not identify any triggering events during the six months ended June 30, 2022 or June 30, 2021. See Note 7: Goodwill for additional information regarding goodwill.
M.Long-Lived Assets and Acquired Identifiable Intangible Assets
Identifiable intangible assets represent assets acquired as part of the Company's business acquisitions and include customer and program/contract-related assets. The values assigned to acquired identifiable intangible assets are determined as of the date of acquisition based on estimates and judgments regarding expectations for the estimated future after-tax cash flows from those assets over their lives, including the probability of expected future contract renewals and revenues, all of which are discounted to present value.
The Company assesses the recoverability of the carrying value of its long-lived assets and intangible assets with finite useful lives whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be recoverable. If there are any indicators of impairment present, the Company then evaluates the recoverability of the potentially impaired long-lived assets and acquired identifiable intangible assets based upon expectations of undiscounted net cash flows from such assets. If the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset or asset group, a loss is recognized for the difference between the estimated fair value and the carrying amount of the assets. Assets to be disposed of, including those of discontinued operations, are reported at the lower of the carrying amount or fair value, less the costs to sell. See Note 5: Property, Plant and Equipment and Note 8: Intangible Assets for additional information regarding long-lived assets and intangible assets.
N.Derivative Financial Instruments
The Company does not use derivative financial instruments for trading purposes. All derivative instruments are carried on the Consolidated Balance Sheets as either assets or liabilities at fair value. The classification of gains and losses resulting from changes in the fair values of derivatives depends on the intended use of the derivative and its resultant designation. The Company had no significant derivative or hedging instruments for the periods presented.
O.Pension and Other Postretirement Benefits
The obligations for the Company's pension plans and postretirement benefit plans and the related annual costs of employee benefits are calculated based on several long-term assumptions, including discount rates for participant benefit liabilities, rates of return on plan assets, expected annual rates of salary increases for employee participants in the case of pension plans and expected annual increases in the costs of medical and other health care benefits in the case of postretirement benefit plans. These long-term assumptions are subject to revision based on changes in interest rates, financial market conditions, expected versus actual returns on plan assets, participant mortality rates and other actuarial assumptions, including future rates of salary increases, benefit formulas and levels, and rates of increase in the costs of benefits. Changes in these assumptions, if significant, can materially affect the amount of annual net periodic benefit costs recognized in the Company's results of operations from one year to the next, the liabilities for the pension plans and postretirement benefit plans and the Company's annual cash requirements to fund these plans. See Note 11: Pension and Other Postretirement Benefits for further information regarding our pension and postretirement plans.
P.Income Taxes
We and US Holding have entered into a Tax Allocation Agreement (“Tax Allocation Agreement”), dated as of November 16, 2020, with members of an affiliated group, as defined in Section 1504(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Tax Code”), members of one or more consolidated, combined, unitary or similar state tax groups and additional parties who are part of an “expanded affiliated group” for certain tax purposes. The agreement provides for the method of computing and allocating the consolidated U.S. federal tax liability of the affiliated group among its members and of allocating any state group tax liabilities among the state members for the taxable year ending December 31, 2020 and each subsequent year in which the parties are members of a group (whether federal or state). The agreement also provides for reimbursement of US Holding and/or DRS for payment of such tax liabilities, for compensation of any member for use of its “net operating loss” or “tax credits” in arriving at such tax liabilities and the allocation and payment of any refund arising from a carryback of net operating losses

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or tax credits from subsequent taxable years. Under the agreement, the parties have agreed to calculate and allocate their respective tax liabilities and other tax attributes for taxable years beginning with the first consolidated taxable year that included DRS (i.e., the taxable year ended December 31, 2008) as if the agreement was then in effect.
We calculate the provision for incomes taxes during interim periods by applying an estimate of our annual effective tax rate for the full year to “ordinary” income or loss (pretax income or loss excluding unusual or infrequently occurring discrete items).
The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Income taxes as presented attribute deferred income taxes of US Holding to DRS in a manner that is systematic, rational and consistent with the asset and liability method and the governing Tax Allocation Agreement which allocates the tax liability amongst the entities, including DRS.
The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of DRS’ assets and liabilities and are adjusted for changes in tax rates and tax laws when such changes are enacted.
In general, the taxable income of DRS is included in the consolidated U.S. federal and state tax returns of US Holding. Where applicable, US Holding’s current portion of U.S. federal income taxes payable were offset against DRS’ net operating loss carryforwards in the period the related tax expense was recorded. Consequently, our net operating loss carryforwards are deemed to have been settled with US Holding in each year in an amount commensurate with the carrying value of the tax effected net operating loss utilized.
If management determines that some portion or all of a deferred tax asset is not “more likely than not” to be realized, a valuation allowance is recorded as a component of the income tax provision to reduce the deferred tax asset to the amounts expected to be realized. In determining whether the Company’s deferred tax assets are realizable, management considers all evidence, both positive and negative, including the history of financial reporting earnings, existing taxable temporary differences and their projected reversals, as well as projected future income and tax planning strategies. We believe it is more likely than not that we will generate sufficient taxable income in future periods to realize our deferred tax assets, subject to the valuation allowances recognized.
The Company assesses its tax positions for all periods open to examination by tax authorities based on the latest available information. Those positions are evaluated to determine whether they will more likely than not be sustained upon examination by the relevant taxing authorities. Liabilities for unrecognized tax benefits are measured based on the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. These unrecognized tax benefits are recorded as a component of income tax expense. Interest and penalties related to unrecognized tax benefits are not material.
See Note 9: Income Taxes for additional information regarding income taxes.
Q.Earnings Per Share
Basic earnings per share (“EPS”) is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during each period. The computation of diluted EPS includes the dilutive effect of outstanding stock-based compensation awards, only in periods in which such effect would have been dilutive for the period. In February 2021, the Company completed a forward stock split of 1,450,000 - for- 1 share of common stock. The consolidated financial statements have been adjusted to reflect the forward stock split for all periods presented. There were 100 shares and 145 million basic and diluted common shares outstanding before and after the forward stock split, respectively, for all periods presented.
R.Fair Value Measurements
Fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant on the measurement date. We are required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value, and to utilize a three-level fair value

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hierarchy that prioritizes the inputs used to measure fair value. The three hierarchical levels used to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are directly or indirectly observable.
Level 3 — Significant inputs to the valuation model are unobservable.
In certain instances, fair value is determined through information obtained from third parties using the latest available market data. In obtaining such data from third parties, we have evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value. The Company categorizes plan assets for disclosure purposes in accordance with this fair value hierarchy. Certain plan investments are measured at fair value using the net asset value (“NAV”) per share (or its equivalent) practical expedient and are therefore not categorized as Level 1, 2, or 3. NAV is defined as the total value of the fund divided by the number of the fund’s shares outstanding. See Note 12: Pension and Other Postretirement Benefits for further information regarding our pension and postretirement plans.
S.Financial Instruments
Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities. Financial instruments are reported in the Consolidated Balance Sheets at carrying value, which other than the 7.5% Term loan due November 30, 2023, approximate fair value. See Note 11: Debt for further information regarding our debt.
T.Acquisitions, Investments and Variable Interest Entities
Acquisitions
Our consolidated financial statements include the operations of acquired businesses from the date of acquisition. We account for acquired businesses using the acquisition method of accounting, which requires that any assets acquired and liabilities assumed be measured at their respective fair values on the acquisition date. The accounting for business combinations requires the Company to make significant judgments and estimates. Any excess of the fair value of consideration transferred over the assigned values of the net assets acquired is recognized as goodwill.
As previously announced, on June 21, 2022, we entered into the Agreement and Plan of Merger, dated as of June 21, 2022 (the “merger agreement”), by and among the Company, RADA Electronic Industries Ltd (“RADA”) and Blackstart Ltd, a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS (“Merger Sub”). Upon the terms and subject to the conditions of the merger agreement, and in accordance with the Companies Law, 5759-1999, of the State of Israel, at the effective time of the merger contemplated by the merger agreement (the “merger”), Merger Sub will be merged with and into RADA, with RADA as the surviving company of the merger and thereby becoming a wholly owned subsidiary of DRS. At the effective time of the merger (the “effective time”), each ordinary share of RADA, par value New Israeli Shekel 0.03 per share (“RADA shares”), issued and outstanding immediately prior to the effective time will be converted into and become exchangeable for one share of common stock of DRS, par value $0.01 per share (“DRS common stock”). Immediately prior to the effective time, the shares of DRS common stock held by US Holding, the current sole stockholder of DRS, will be split (rounded up to the nearest whole share), as necessary, such that, immediately following the effective time and the issuance of the shares of DRS common stock to holders of RADA shares and the treatment of options to purchase RADA shares: (A) US Holding will hold 80.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis (with US Holding’s ownership percentage including 50% of any awards or other equity interests that DRS may issue pursuant to entitlements under any grants of certain one-time special awards of restricted stock units (the “One-Time Awards”) and the foregoing percentage calculation excluding any awards or other equity interests that DRS may issue pursuant to entitlements under the DRS’s long term incentive plan and 50% of any awards or other equity interests that DRS may issue pursuant to entitlements in

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
connection with any grants of One-Time Awards, and such foregoing percentage will assume a reference price for RADA options equal to the volume-weighted average price of the RADA shares on the NASDAQ for the ten trading days immediately prior to the closing date); and (B) the holders of RADA shares, RADA vested options and RADA unvested options (or DRS options issued pursuant to the provisions of the merger agreement) will hold or have entitlements to 19.5% of the issued and outstanding shares of DRS common stock on a fully diluted basis (the foregoing percentage calculation excluding any awards or other equity interests that DRS may issue pursuant to entitlements under the DRS long-term incentive plan or the issuance of any One-Time Awards).
Each of DRS’s and RADA’s obligation to consummate the merger is subject to the satisfaction or waiver of a number of conditions specified in the merger agreement.
The merger is expected to close in the fourth quarter of 2022. On August 3, 2022, we filed a registration statement on Form S-4 with the SEC for the shares of DRS common stock to be issued in the merger, which has not yet been declared effective by the SEC.
Investments
Investments where we have the ability to exercise significant influence, but do not control, are accounted for under the equity method of accounting and are included in other noncurrent assets on our Consolidated Balance Sheets. Significant influence typically exists if we have a 20% to 50% ownership interest in the investee. Under this method of accounting, our share of the net earnings or losses of the investee is included in operating profit in other income, net on our Consolidated Statements of Earnings since the activities of the investee are closely aligned with the operations of the business segment holding the investment. We evaluate our equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is therefore recorded during the current period.
The Company’s cost method investment consists of an investment in a private company in which we do not have the ability to exercise significant influence over its operating and financial activities. Management evaluates this investment for possible impairment quarterly.
Variable Interest Entities
The Company occasionally forms joint ventures and/or enters into arrangements with special purpose limited liability companies for the purpose of bidding and executing on specific projects. The Company analyzes each such arrangement to determine whether it represents a variable interest entity (“VIE”). If the arrangement is determined to be a VIE, the Company assesses whether it is the primary beneficiary of the VIE and if it is, consequently required to consolidate the VIE. The Company did not have any investment in VIEs for the periods presented.
Divestitures / Held for Sale
On March 21, 2022, the Company entered into a definitive agreement to sell its Global Enterprise Solutions (“GES”) business to SES Government Solutions, Inc., a wholly-owned subsidiary of SES S.A., for $450 million in cash. The transaction was completed on August 1, 2022 and resulted in proceeds of $427 million. We are in the process of finalizing the accounting for the transaction and will report the gain on the transaction in the third quarter. GES, which was part of the ASC segment, provides commercial satellite communications to the U.S. Government and delivers satellite communications and security solutions to customers worldwide. SES S.A. has guaranteed the payment of the purchase price and performance of all other obligations of SES Government Solutions, Inc. under the agreement. As of June 30, 2022, the assets and liabilities related to GES were reported on the Consolidated Balance Sheets as Held for Sale.
In February 2022, the Company’s Board of Directors approved the strategic initiative to divest of the Company’s interest in Advanced Acoustic Concepts (“AAC”). On April 19, 2022, we entered into a definitive sales agreement to divest our share of our equity investment in AAC for $56 million to Thales Defense & Security, Inc., the minority partner in the joint venture. The transaction was completed on July 8, 2022 and resulted in proceeds of

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
$56 million. We are in the process of finalizing the accounting for the transaction and will report the gain on the transaction in the third quarter. As of June 30, 2022, the Investment was reported as Held for Sale.
The proceeds generated from the GES and AAC divestitures resulted in a $396 million dividend to Leonardo US Holdings, our sole shareholder. The $396 million represents the proceeds generated net of our costs to sell and estimated tax obligations. The dividend was issued on August 5, 2022

Note 2. Revenue from Contracts with Customers
The Company recognizes revenue for each separately identifiable performance obligation in a contract representing an obligation to transfer a distinct good or service to a customer. In most cases, goods and services provided under the Company’s contracts are accounted for as single performance obligations due to the complex and integrated nature of our products and services. These contracts generally require significant integration of a group of goods and/or services to deliver a combined output. In some contracts, the Company provides multiple distinct goods or services to a customer. In those cases, the Company accounts for the distinct contract deliverables as separate performance obligations and allocates the transaction price to each performance obligation based on its relative standalone selling price, which is generally estimated using cost plus a reasonable margin. We classify revenues as products or services on our Consolidated Statements of Earnings based on the predominant attributes of the performance obligations. While the Company provides warranties on certain contracts, we typically do not provide for services beyond standard assurances and therefore do not consider warranties to be separate performance obligations. Typically we enter into three types of contracts: fixed-price contracts, cost-plus contracts and T&M contracts (cost-plus contracts and T&M contracts are aggregated below as flexibly priced contracts). The majority of our total revenues are derived from fixed-price contracts; refer to the revenue disaggregation disclosures that follow.
For fixed-price contracts, customers agree to pay a fixed amount, negotiated in advanced for a specified scope of work.
For cost-plus contracts typically we are reimbursed for allowable or otherwise defined total costs (defined as cost of revenues plus allowable general and administrative expenses) incurred, plus a fee. The contracts may also include incentives for various performance criteria, including quality, timeliness and cost-effectiveness. In addition, costs are generally subject to review by clients and regulatory audit agencies, and such reviews could result in costs being disputed as non-reimbursable under the terms of the contract.
T&M contracts provide for reimbursement of labor hours expended at a contractual fixed labor rate per hour, plus the actual costs of material and other direct non-labor costs. The fixed labor rates on T&M contracts include amounts for the cost of direct labor, indirect contract costs and profit.
Estimating the transaction price for an arrangement requires judgment and is based on expected results which are determined using the Company’s historical data. We estimate that the revenue that we expect to be entitled to receive from a customer to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur.
Revenue from contracts with customers is recognized when the performance obligations are satisfied through the transfer of control over the good or service to the customer, which may occur either over time or at a point in time.
Revenues for the majority of our contracts are measured as determined by the ratio of cumulative costs incurred to date to estimated total contract costs at completion (the "cost-to-cost method"). We believe this is an appropriate measure of progress toward satisfaction of performance obligations as this measure most accurately depicts the progress of our work and transfer of control to our customers. Due to the long-term nature of many of our contracts, developing the estimated total cost at completion and total transaction price often requires judgment. Factors that must be considered in estimating the cost of the work to be completed include the nature and complexity of the work to be performed, subcontractor performance and the risk and impact of delayed performance.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
After establishing the estimated total cost at completion, we follow a standard Estimate at Completion (“EAC”) process in which we review the progress and performance on our ongoing contracts at least quarterly. Adjustments to original estimates for a contract's revenue, estimated costs at completion and estimated profit or loss often are required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of work required under the contract may not change and are also required if contract modifications occur. When adjustments in estimated total costs at completion or in estimated total transaction price are determined, the related impact on revenue and operating income are recognized using the cumulative catch-up method, which recognizes in the current period the cumulative effect of such adjustments for all prior periods. Any anticipated losses on these contracts are fully recognized in the period in which the losses become evident.
EAC adjustments had the following impacts to revenue for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions)	2022	2021	2022	2021
Revenue	$(10)	$(8)	$(11)	$(9)
Total % of Revenue	1.6%	1.3%	0.9%	0.7%
The impacts noted above are attributed primarily to changes in our firm-fixed-price type programs. They consist of changes in the designs required to achieve contractual specifications for fixed priced development programs and inflationary impacts on certain naval production programs that resulted in a change in the programs’ estimate and related profitability. The reduction to revenue for the three- and six-month periods ended June 30, 2022 and June 30, 2021 was attributed primarily to certain cost impacts on surface ship programs within our IMS segment and inflationary pressures on naval programs within our ASC segment.
Conversely, if the requirements for the recognition of contracts over time are not met, revenue is recognized at a point in time when control transfers to the customer, which is generally upon transfer of title. In such cases, the production that is in progress and costs that will be recognized at a future point in time are reported within "inventories".
Costs to obtain a contract are incremental direct costs incurred to obtain a contract with a customer, including sales commissions and dealer fees, and are capitalized if material. Costs to fulfill a contract include costs directly related to a contract or specific anticipated contract (e.g., certain design costs) that generate or enhance our ability to satisfy our performance obligations under these contracts. These costs are capitalized to the extent they are expected to be recovered from the associated contract.
Contract Assets and Liabilities
The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) on the Consolidated Balance Sheets. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., biweekly or monthly) or upon achievement of contractual milestones. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets. However, we sometimes receive advances or deposits from our customers before revenue is recognized, resulting in contract liabilities.

(Dollars in millions)	June 30, 2022	December 31, 2021
Contract assets	$874	$743
Contract liabilities	156	174
Net contract assets	$718	$569
Revenue recognized in the three-and six-month periods ended June 30, 2022 that was included in the contract liability balance at the beginning of each period was $33 million and $107 million, respectively. Revenue recognized in the three- and six-month periods ended June 30, 2021 that was included in the contract liability balance at the beginning of each period was $20 million and $89 million, respectively.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The change in the balances of the Company’s contract assets and liabilities primarily results from timing differences between revenue recognition and customer billings and/or payments.
Contract assets related to amounts withheld by customers until contract completion are not considered a significant financing component of our contracts because the intent is to protect the customers from our failure to satisfactorily complete our performance obligations. Payments received from customers in advance of revenue recognition (contract liabilities) are not considered a significant financing component of our contracts because they are utilized to pay for contract costs within a one-year period or are requested by us to ensure the customers meet their payment obligations.
Value of Remaining Performance Obligations
The value of remaining performance obligations, which we also refer to as total backlog, includes the following components:
•Funded - Funded backlog represents the revenue value of orders for services under existing contracts for which funding is appropriated or otherwise authorized less revenue previously recognized on these contracts.
•Unfunded - Unfunded backlog represents the revenue value of firm orders for products and services under existing contracts for which funding has not yet been appropriated less funding previously recognized on these contracts.
The following table summarizes the value of our total backlog as of June 30, 2022, incorporating both funded and unfunded components:

Backlog:	June 30, 2022
(Dollars in millions)
Total Backlog	$3,051
We expect to recognize approximately 39% of our June 30, 2022 backlog as revenue over the next six months, with the remainder to be recognized thereafter.
Disaggregation of Revenue
ASC: ASC revenue is primarily derived from U.S. government development and production contracts and is generally recognized over time using the cost-to-cost method. We disaggregate ASC revenue by geographical

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
region, customer relationship and contract type. We believe these categories best depict how the nature, amount, timing and uncertainty of ASC revenue and cash flows are affected by economic factors:

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions)	2022	2021	2022	2021
Revenue by Geographical Region
United States	$367	$457	$739	$901
International	74	28	96	63
Intersegment Sales	3	4	5	7
Total	$444	$489	$840	$971
Revenue by Customer Relationship
Prime contractor	$216	$279	$448	$555
Subcontractor	225	206	387	409
Intersegment Sales	3	4	5	7
Total	$444	$489	$840	$971
Revenue by Contract Type
Firm Fixed Price	$394	$419	$736	$845
Flexibly Priced(1)	47	66	99	119
Intersegment Sales	3	4	5	7
Total	$444	$489	$840	$971
________________
(1)Includes revenue derived from time-and-materials contracts.
IMS: IMS revenue is primarily derived from U.S. government development and production contracts and is generally recognized over time using the cost-to-cost method. We disaggregate IMS revenue by geographical region, customer relationship and contract type
We believe these categories best depict how the nature, amount, timing and uncertainty of IMS revenue and cash flows are affected by economic factors:

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions)	2022	2021	2022	2021
Revenue by Geographical Region
United States	$178	$160	$390	$349
International	8	14	14	26
Intersegment Sales	1	—	1	—
Total	$187	$174	$405	$375
Revenue by Customer Relationship
Prime contractor	$36	$42	$69	$86
Subcontractor	150	132	335	289
Intersegment Sales	1	—	1	—
Total	$187	$174	$405	$375
Revenue by Contract Type
Firm Fixed Price	$154	$146	$347	$316
Flexibly Priced(1)	32	28	57	59
Intersegment Sales	1	—	1	—
Total	$187	$174	$405	$375
________________
(1)Includes revenue derived from time-and-materials contracts.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Note 3. Accounts Receivable
Accounts receivable represent amounts billed and currently due from customers. Payment is typically received from our customers either at periodic intervals (e.g., biweekly, or monthly) or upon achievement of contractual milestones.
Accounts receivable consist of the following:

(Dollars in millions)	June 30, 2022	December 31, 2021
Accounts receivable	$126	$157
Less allowance for credit losses	(1)	(1)
Accounts receivable, net	$125	$156
The Company maintains certain agreements with financial institutions to sell certain trade receivables. Receivables are derecognized in their entirety when sold, and the Company’s continuing involvement in the sold receivables is limited to their servicing, for which the Company receives a fee commensurate with the service provided. Pursuant to the servicing agreements, the Company collected approximately $1 million and $15 million at June 30, 2022 and December 31, 2021, respectively, of these sold receivables that had not yet been remitted to the financial institutions. These unremitted amounts collected on behalf of the financial institutions are included within short-term borrowings and current portion of long-term debt in the Consolidated Balance Sheets.
Note 4. Inventories
Inventories consists of the following:

(Dollars in millions)	June 30, 2022	December 31, 2021
Raw materials	$49	$43
Work in progress	198	161
Finished goods	2	1
Total	$249	$205
Note 5. Property, Plant and Equipment
Property, plant and equipment by major asset class consists of the following:

(Dollars in millions)	June 30, 2022	December 31, 2021
Land, buildings and improvements	$321	$312
Plant and machinery	194	191
Equipment and other	303	298
Total property, plant and equipment, at cost	818	801
Less accumulated depreciation	(455)	(437)
Total property, plant and equipment, net	$363	$364
Depreciation expense related to property, plant and equipment was $14 million and $27 million for the three- and six-month periods ended June 30, 2022, and $12 million and $24 million for the three- and six-month periods ended June 30, 2021, respectively.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Note 6. Other Liabilities
A summary of significant other liabilities by balance sheet caption follows:

(Dollars in millions)	June 30, 2022	December 31, 2021
Salaries, wages and accrued bonuses	$46	$70
Fringe benefits	75	74
Litigation	10	10
Restructuring costs	1	4
Provision for contract losses	57	48
Operating lease liabilities	22	24
Other(1)	68	65
Total other current liabilities	$279	$295
Operating lease liabilities	$68	$73
Other	2	1
Total other noncurrent liabilities	$70	$74
________________
(1)Consists primarily of taxes payable, environmental remediation reserves and warranty reserves. See Note 15: Commitments and Contingencies for more information regarding the warranty provision.
Note 7. Goodwill
Changes in the carrying amount of goodwill by reportable segment are as follows:

(Dollars in millions)	ASC	IMS	Total
Balance as of December 31, 2021	$652	$419	$1,071
Reclassification to assets held for sale	(117)	—	(117)
Acquisition adjustment	(2)		(2)
Balance as of June 30, 2022	533	419	952
Note 8. Intangible Assets
Other intangible assets mainly refer to the fair value of existing customer contractual relationships attributable to the acquired business and patents which are being amortized over their respective lives. The fair value of intangible assets typically is determined, as of the date of acquisition, based on estimates and judgments regarding expectations for the estimated future after-tax earnings and cash flows (including cash flows for working capital) arising from backlog and follow-on sales to the customer over their estimated lives, including the probability of expected future contract renewals and sales, less a contributory assets charge, all of which is discounted to present value.
The following disclosure presents certain information regarding the Company's intangible assets as of June 30, 2022 and December 31, 2021. All intangible assets are being amortized over their estimated useful lives, as indicated below, with no estimated residual values.

	June 30, 2022			December 31, 2021
(Dollars in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$957	$(913)	$44	$957	$(908)	$49
Patents and licenses	9	(6)	3	9	(6)	3
Total intangible assets	$966	$(919)	$47	$966	$(914)	$52

LEONARDO DRS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Amortization expense related to intangible assets was $2 million and $4 million for the three- and six-month periods ended June 30, 2022 and was $2 million and $4 million for the three- and six-month periods ended June 30, 2021.
Customer relationships are amortized on a straight-line basis over their estimated useful lives of 10 to 15 years. Patents and licenses are amortized on a straight-line basis over their estimated useful lives of 5 to 10 years.
Note 9. Income Taxes
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of June 30, 2022 and December 31, 2021 are as follows:

(Dollars in millions)	June 30, 2022	December 31, 2021
Deferred tax assets	$107	$120
Valuation allowance	10	10
Deferred tax assets	97	110
Deferred tax liabilities	51	54
Deferred tax assets, net	$46	$56

Our deferred tax balance associated with our retirement benefit plans includes a deferred tax asset of $10 million and $11 million as of June 30, 2022 and December 31, 2021, respectively, that are recorded in accumulated other comprehensive earnings to recognize the funded status of our retirement plans. See Note 11: Pension and Other Postretirement Benefits for additional details.
Note 10. Debt
The Company’s debt consists of the following:

(Dollars in millions)	June 30, 2022	December 31, 2021
7.5% Term loan due November 30, 2023(1)	$139	$139
5.0% Daylight term loan due October 15, 2024(1)	78	78
Borrowings under revolving credit facility(1)	110	—
Finance lease and other	162	161
Short-term borrowings	1	15
Total debt principal	490	393
Less unamortized debt issuance costs and discounts	—	—
Total debt, net	490	393
Less short-term borrowings and current portion of long-term debt	(140)	(41)
Total long-term debt	$350	$352
________________
(1)The Company’s debt with related parties consists of two term loans and a working capital credit facility with US Holding, as described below.
Term Loans
In January 2009, the Company entered into a credit agreement with its ultimate parent company, Finmeccanica S.p.A. (presently Leonardo S.p.A.) in the amount of $2 billion (the “2009 Credit Agreement”). The 2009 Credit Agreement was subsequently assigned to US Holding and has a maturity of November 30, 2023. The 2009 Credit Agreement provides for a term loan bearing interest at a rate of 7.5%, with interest payments due semi-annually on June 20 and December 20 in each year (the “7.5% Term loan”). The outstanding balance of the 7.5% Term loan at June 30, 2022 and December 31, 2021 was $139 million. The fair value of this term loan at June 30, 2022 and December 31, 2021 was $142 million and $182 million, respectively; however, the Company has the ability to prepay the outstanding principal balance at the carrying amount without penalty.

LEONARDO DRS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
In June 2017, the Company entered into an unsecured term loan with US Holding in the principal amount of $137.5 million, the proceeds of which were used to finance the acquisition of Daylight Solutions, Inc. (the “Daylight Term Loan”). The Daylight Term Loan had an outstanding balance of $78 million at June 30, 2022 and December 31, 2021. The fair value of the Daylight Term Loan as of June 30, 2020 and December 31, 2021 was approximately $81 million and $84 million, respectively. The Daylight Term Loan matures on October 15, 2024. The Daylight Term Loan has an interest rate of 5.0%, with interest payments due semi-annually on April 15 and October 15.
Credit Facilities
The 2009 Credit Agreement provides for a revolving credit facility available for working capital needs of the Company (the “Revolving Credit Facility”). As of June 30, 2022 and December 31, 2021, the Revolving Credit Facility had a credit limit of $450 million and an interest rate of LIBOR plus 3.5%. There is a commitment fee of 0.25% applied to the unused balance of the Revolving Credit Facility and there are no compensating balance requirements. The outstanding balance as of June 30, 2022 was $110 million and there was no balance on the Revolving Credit Facility as of December 31, 2021.
The Company also maintains uncommitted working capital credit facilities with certain financial institutions in the aggregate of $65 million at June 30, 2022 and December 31, 2021, respectively (the “Financial Institution Credit Facilities”). The Financial Institution Credit Facilities are guaranteed by Leonardo S.p.A. The primary purpose of the Financial Institution Credit Facilities is to support standby letter of credit issuances on contracts with customers and also includes a revolving facility with a maximum borrowing limit of $15 million, which bears interest at LIBOR plus 0.5%. At June 30, 2022 and December 31, 2021, there was no balance outstanding on the revolving facility. The Company had letters of credit outstanding of approximately $31 million and $35 million as of June 30, 2022, and December 31, 2021, respectively, which reduces the available capacity of the Financial Institution Credit Facilities by an equal amount.
Short-term Borrowings
As of June 30, 2022 and December 31, 2021, the Company recognized $1 million and $15 million, respectively, collected on behalf of the buyers of our trade receivables pursuant to our factoring arrangements as short-term borrowings and current portion of long-term debt in the Consolidated Balance Sheets, which approximates its fair value. Refer to Note 3: Accounts Receivable for more information.
Note 11. Pension and Other Postretirement Benefits
Retirement Plan Summary Information
The Company maintains multiple pension plans, both contributory and non-contributory, covering employees at certain locations. Eligibility requirements for participation in the plans vary, and benefits generally are based on the participant's compensation and years of service, as defined in the respective plan. The Company's funding policy generally is to contribute in accordance with cost accounting standards that affect government contractors, subject to the Tax Code and regulations thereunder. Plan assets are invested primarily in equities, bonds (both corporate and U.S. government), U.S. government-sponsored entity instruments, cash and cash equivalents and real estate.
The Company also provides postretirement medical benefits for certain retired employees and dependents at certain locations. Participants are eligible for these benefits when they retire from active service and meet the eligibility requirements for the Company's postretirement benefit plans. The Company's contractual arrangements with the U.S. government provide for the recovery of contributions to a Voluntary Employees' Beneficiary Association (“VEBA”) trust and, for non-funded plans, recovery of claims on a pay-as-you-go basis, subject to the Tax Code and regulations thereunder, with the retiree generally paying a portion of the costs through contributions, deductibles and coinsurance provisions.
The Company also maintains certain non-contributory and unfunded supplemental retirement plans. Eligibility for participation in the supplemental retirement plans is limited, and benefits generally are based on the participant's compensation and/or years of service.

LEONARDO DRS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The following table summarizes the components of net periodic benefit cost for the Company's pension, postretirement and supplemental retirement plans for the three months ended June 30:

	Defined Benefit Pension Plans		Postretirement Benefit Plan		Supplemental Retirement Plans
(Dollars in millions)	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Service cost	$—	$—	$—	$—	$—	$—
Interest cost	1	2	—	—	—	—
Less Expected return on plan assets	(2)	(2)	—	—	—	—
Amortization of net actuarial loss (gain)	1	—	—	—	—	—
Amortization of prior service cost	—	—	—	—	—	—
Settlement expense (income)	—	—	—	—	—	—
Net periodic benefit cost	$—	$—	$—	$—	$—	$—
The following table summarizes the components of net periodic benefit cost for the Company's pension, postretirement and supplemental retirement plans for the six months ended June 30:

	Defined Benefit Pension Plans		Postretirement Benefit Plan		Supplemental Retirement Plans
(Dollars in millions)	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Service cost	$—	$—	$—	$—	$—	$—
Interest cost	$3	$3	—	—	—	—
Less Expected return on plan assets	$(4)	$(4)	—	—	—	—
Amortization of net actuarial loss (gain)	$1	$1	—	—	—	—
Amortization of prior service cost	$—	$—	—	—	—	—
Settlement expense (income)	$1	$—	—	—	—	—
Net periodic benefit cost	$1	$—	$—	$—	$—	$—
The expected long-term return on plan assets assumption represents the average rate that the Company expects to earn over the long-term on the assets of the Company's benefit plans, including those from dividends, interest income and capital appreciation. The assumption has been determined based on expectations regarding future rates of return for the plans' investment portfolio, with consideration given to the allocation of investments by asset class and historical rates of return for each individual asset class.
Pension related expenses are reflected in the Total costs of revenues and General and administrative expenses on the Consolidated Statement of Earnings (unaudited).
A one percentage increase or decrease in healthcare trend rates in the table above would have an insignificant impact to our service and interest cost and the postretirement medical obligations.
Note 12. Share-based compensation plans
The Company does not have any share-based compensation plans. See Note 6: Other Liabilities, for information regarding cash compensation.

LEONARDO DRS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Note 13. Commitments and Contingencies
Commitments
The Company’s commitments are primarily related to our lease and credit agreements.
Contingencies
From time to time we are subject to certain legal proceedings and claims in the ordinary course of business. These matters are subject to many uncertainties and it is possible that some of these matters ultimately could be decided, resolved or settled in a manner adverse to us. Although the precise amount of liability that may result from these matters is not ascertainable, the Company believes that any amounts exceeding the Company's recorded accruals should not materially adversely affect the Company's financial condition or liquidity. It is possible, however, that the ultimate resolution of those matters could result in a material adverse effect on the Company's results of operations and/or cash flows from operating activities for a particular reporting period. We establish reserves for specific legal matters when we determine that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable.
Some environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (also known as “CERCLA” or the “Superfund law”) and similar state statutes, can impose liability upon former owners or operators for the entire cost of investigating and remediating contaminated sites regardless of the lawfulness of the original activities that led to the contamination. In July 2000, an entity which later became a subsidiary of the Company received a Section 104(e) Request for Information (“RFI”) from the National Park Service (“NPS”), pursuant to CERCLA, regarding the presence of radioactive material at a site within a national park, which site was operated by an alleged predecessor to our subsidiary over 50 years ago. Following the subsidiary’s response to the RFI, the NPS directed it and another alleged former operator to perform an Engineering Evaluation and Cost Analysis (“EE/CA”) of a portion of the site. The Company’s subsidiary made a good faith offer to conduct an alternative EE/CA work plan, but the NPS rejected this offer and opted to perform the EE/CA itself. The NPS previously posted its intention to open a formal public comment period regarding the EE/CA at the end of 2019. To the Company’s knowledge, the EE/CA has not been released and a public comment period has yet to be opened.
Following completion of the EE/CA, the NPS may seek reimbursement for its investigative and remedial efforts to date, or direct one or more of the potentially responsible parties to perform any remediation that may be required by CERCLA or may enter an alternative dispute resolution proceeding to attempt to resolve each party’s share. In addition, the NPS may seek to recover damages for loss of use of certain natural resources. The Company believes that it has legitimate defenses to its subsidiary’s potential liability and that there are other potentially responsible parties for the environmental conditions at the site, including the U.S. government as owner, operator and arranger at the site. The potential liability associated with this matter could change substantially due to such factors as additional information on the nature or extent of contamination, methods of remediation that might be recommended or required, changes in the apportionment of costs among the responsible parties, whether the NPS seeks to recover additional damages, whether the NPS’s plans to investigate additional areas to identify a need for further remedial action for which the Company may be identified as a potentially responsible party and other actions by governmental agencies or private parties.
The Company has recorded its best estimate of damages and its share of remediation costs related to the site to reflect what we and our advisors reasonably believe we would be liable for based on the current information and circumstances of the claim, exclusive of other potential liabilities that may be asserted in the future.
In the performance of our contracts we routinely request contract modifications that require additional funding from the customer. Most often, these requests are due to customer-directed changes in the scope of work. While we are entitled to recovery of these costs under our contracts, the administrative process with our customer may be protracted. Based on the circumstances, we periodically file requests for equitable adjustment (“REAs”) that are sometimes converted into claims. In some cases, these requests are disputed by our customer. We believe our outstanding modifications, REAs and other claims will be resolved without material impact to our results of operations, financial condition or cash flows.

LEONARDO DRS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
As a government contractor, with customers including the U.S. government as well as various state and local government entities, the Company may be subject to audits, investigations and claims with respect to its contract performance, pricing, costs, cost allocations and procurement practices. Additionally, amounts billed under such contracts, including direct and indirect costs, are subject to potential adjustments before final settlement.
Management believes that adequate provisions for such potential audits, investigations, claims and contract adjustments, if any, have been made in the financial statements.
Product Warranties
Product warranty costs generally are accrued in proportion to product revenue realized in conjunction with our over-time revenue recognition policy. Product warranty expense is recognized based on the term of the product warranty, generally one year to three years, and the related estimated costs, considering historical claims expense. Accrued warranty costs are reduced as these costs are incurred and as the warranty period expires, and otherwise may be modified as specific product performance issues are identified and resolved. The following is a summary of changes in the product warranty balances during the period ended June 30, 2022:

(Dollars in millions)
Balance as of December 31, 2021	$19
Additional provision	6
Reversal and utilization	(6)
Balance as of June 30, 2022	19
Note 14. Related Party Transactions
The Company provides services related to the US interface for the Parent and its other affiliates. These services include financial, tax, trade compliance, marketing and communications and legal.
The Company also has related-party sales with the Parent and its other affiliates that occur in the regular course of business.
Related-party sales for these transactions are included in revenues and were $54 million and $4 million or the six-month periods ended June 30, 2022 and June 30, 2021, respectively and $51 million and $2 million for the three- month periods ended June 30, 2022 and June 30, 2021 respectively.
The Company has related-party purchases with the Parent and its other affiliates that occur in the regular course of business. Related-party purchases for these transactions are included in cost of revenues and were $18 million and $6 million for the six-month periods ended June 30, 2022 and June 30, 2021, respectively and related-party purchases for these transactions are included in cost of revenues for the three -month periods ended June 30, 2022 and June 30, 2021 were $7 million and $5 million, respectively.
The receivables related to these transactions with the Parent and its other affiliates of $17 million and $2 million as of June 30, 2022 and December 31, 2021, respectively, and payables of $9 million and $1 million respectively, are recorded in our Consolidated Balance Sheets. An unbilled receivable with the Parent and its other affiliates of $36 million is included in contract assets in our Consolidated Balance Sheets as of June 30, 2022.
The Company entered into a Surplus Treasury Agreement with US Holding (the “Surplus Agreement”) in December 2019. The Surplus Agreement allows the Company to advance excess funds to US Holding when funds are available. The advances bear interest at LIBOR plus between 5 and 20 basis points depending on the tenor of the advance. As of June 30, 2022 and December 31, 2021 the Company did not advance any amount to US Holding.
The Company entered into Tax Allocation Agreement with US Holding, dated as of November 16, 2020. Refer to Note 1: Summary of Significant Accounting Policies for more information.

LEONARDO DRS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Note 15. Segment Information
Operating segments represent components of an enterprise for which separate financial information is available that is regularly reviewed by the CODM in determining how to allocate resources and assess performance. Our Chief Executive Officer is our CODM and he uses a variety of measures to assess the performance of the Company as a whole, depending on the nature of the activity. Beginning in the first quarter of 2022, the Company’s operating and reportable segments were revised into two reportable segments, ASC and IMS, to align our market strategy and capital allocation decision making with our operating structure. Prior year information was revised to reflect the new segment structure. All other operations, which consists primarily of DRS Corporate Headquarters and certain non-operating subsidiaries of the Company, are grouped in Corporate & Eliminations.
We primarily use Adjusted EBITDA to manage the Company and allocate resources. Adjusted EBITDA of our business segments includes our net earnings before income taxes, amortization of acquired intangible assets, depreciation, restructuring costs, interest, transaction costs related to an anticipated offering of securities, acquisition and divestiture related expenses, foreign exchange, COVID-19 response costs, non-service pension expenditures and other one-time non-operational events. Adjusted EBITDA is used to facilitate a comparison of the ordinary, ongoing and customary course of our operations on a consistent basis from period to period and provide an additional understanding of factors and trends affecting our business segments. This measure assists the CODM in assessing segment operating performance consistently over time without the impact of our capital structure, asset base and items outside the control of the management team and expenses that do not relate to our core operations.
Certain information related to our segments for the three- and six-month periods ended June 30, 2022 and June 30, 2021 is presented in the following tables. Consistent accounting policies have been applied by all segments within the Company, within all reporting periods. A description of our reportable segments as of June 30, 2022 and June 30, 2021 has been included in Note 1: Summary of Significant Accounting Policies. Transactions between segments generally are negotiated and accounted for under terms and conditions that are similar to other government and commercial contracts; however, these intercompany transactions are eliminated in consolidation.
Total revenues and intersegment revenues by segment for the three- and six-month periods ended June 30, 2022 and, June 30, 2021 consists of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions)	2022	2021	2022	2021
ASC	$444	$489	$840	$971
IMS	187	174	405	375
Corporate & Eliminations	(4)	(4)	(6)	(7)
Total revenue	$627	$658	$1,239	$1,339

(Dollars in millions)	2022	2021	2022	2021
ASC	$3	$4	$5	$7
IMS	1	—	1	—
Total intersegment revenue	$4	$4	$6	$7
Depreciation by segment for the three- and six-month periods ended June 30, 2022 and June 30, 2021 consists of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions)	2022	2021	2022	2021
ASC	$9	$8	$18	$16
IMS	5	4	9	8
Total depreciation	$14	$12	$27	$24

LEONARDO DRS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Total assets by segment as of June 30, 2022 and December 31, 2021 consist of the following:

(Dollars in millions)	June 30, 2022	December 31, 2021
ASC	$1,619	$1,545
IMS	1,124	1,145
Corporate & Eliminations	126	379
Held for Sale	174	—
Total assets	$3,043	$3,069
Reconciliation of reportable segment Adjusted EBITDA to Net Earnings (loss) consists of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions)	2022	2021	2022	2021
Adjusted EBITDA
ASC	$57	$61	$89	$115
IMS	10	7	51	25
Corporate & Eliminations	—	1	—	—
Total Adjusted EBITDA	67	69	140	140
Amortization of intangibles	(2)	(2)	(4)	(4)
Depreciation	(14)	(12)	(27)	(24)
Restructuring costs	—	—	—	—
Interest expense	(10)	(9)	(18)	(18)
Deal related transaction costs	(8)	—	(10)	(4)
Acquisition and divestiture related expenses	—	—	—	—
Foreign exchange	—	(1)	—	(1)
COVID-19 response costs	—	(2)	—	(5)
Non-service pension expense	(1)	—	(1)	—
Other one-time non-operational events	—	—	—	—
Income tax (provision) benefit	(7)	(11)	(19)	(23)
Net earnings	$25	$32	$61	$61
Note 16. Subsequent Events
The Company has evaluated subsequent events through August 15, 2022, which represents the date on which the Consolidated Financial Statements were issued.
On August 4, 2022, the Board of Directors approved a $396 million dividend to US Holding which was paid on August 5, 2022. The dividend was paid from proceeds received from the completion of the sale of GES on August 1, 2022, and the sale of ACC on July 8, 2022.

LEONARDO DRS, INC.
Report of Independent Registered Public Accounting Firm
To the Shareholder and Board of Directors
Leonardo DRS, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Leonardo DRS, Inc. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of earnings, comprehensive income, shareholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Estimation of costs to complete for certain long-term contracts
As discussed in Notes 1(D) and 2 to the consolidated financial statements, the Company recognizes revenues for the majority of contracts determined using the ratio of cumulative costs incurred to date to estimated total contract costs at completion. The accounting for long-term contracts involves estimation of the costs to complete a contract in order to accurately recognize the associated revenues. Developing the estimated total contract costs to complete a contract often requires judgment related to the nature and complexity of the work to be performed, subcontractor performance and the risk and impact of delayed performance.
We identified the assessment of the estimation of costs to complete for certain long-term contracts in the Integrated Mission Systems segment as a critical audit matter. The evaluation of the costs to complete for certain contracts required a high level of subjective auditor judgment, due to the nature and complexity of the

LEONARDO DRS, INC.
work to be performed for these contracts, subcontractor performance and the risk and impact of delayed performance. Changes to the estimated costs to complete each contract could have a significant impact on the estimated revenues recorded during the period.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the estimation of costs to complete the selected long-term contracts. For certain contracts, we compared the Company’s historical estimates of costs to actual costs incurred to assess the Company’s ability to estimate accurately. Based on the nature of the individual contract, we evaluated the Company’s estimated costs to complete by:
•reading the underlying contract and related amendments to obtain an understanding of the contractual requirements and related performance obligations
•assessing costs incurred to-date compared to estimated total contract costs at completion and the relative progress toward satisfying the performance obligation(s) of the contract
•assessing, if relevant, the estimated costs to complete on similar or predecessor contracts and programs
•inquiring of financial and operational personnel of the Company to identify factors that should be considered within the estimated cost to complete or indications of potential management bias
•inspecting correspondence, if any, between the Company and the customer regarding actual to-date and expected performance
•analyzing the sufficiency of the Company’s assessment of contract performance risks included within the estimated costs to complete.
/s/ KPMG LLP
We served as the Company’s auditor from 2012 to 2022.
McLean, Virginia
March 28, 2022, except for notes 1A, 1T, 2, 7, 13, 15, 17, and 18, as to which the date is August 2, 2022

LEONARDO DRS, INC.
Consolidated Statements of Earnings

	Year Ended December 31,
(Dollars in millions, except per share amounts)	2021	2020	2019
Revenues:
Products	$2,505	$2,412	$2,220
Services	374	366	494
Total revenues	2,879	2,778	2,714
Cost of revenues:
Products	(2,067)	(2,000)	(1,904)
Services	(265)	(284)	(351)
Total cost of revenues	(2,332)	(2,284)	(2,255)
Gross profit	547	494	459
General and administrative expenses	(293)	(283)	(277)
Amortization of intangibles	(9)	(9)	(9)
Other operating expenses, net	(9)	(21)	(10)
Operating earnings	236	181	163
Interest expense	(35)	(64)	(65)
Other, net	(1)	(5)	(3)
Earnings before taxes	200	112	95
Income tax provision	46	27	20
Net earnings	$154	$85	$75

Net earnings per share from common stock:
Basic and diluted earnings per share:	1.06	$0.59	$0.52
See accompanying Notes to Consolidated Financial Statements.

LEONARDO DRS, INC.
Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(Dollars in millions)	2021	2020	2019
Net earnings	$154	$85	$75
Other comprehensive income (loss):
Foreign currency translation (loss) gain, net of income taxes	2	1	3
Net unrecognized gain (loss) on postretirement obligations, net of income taxes	10	22	(15)
Other comprehensive income (loss), net of income tax	12	23	(12)
Total comprehensive income	$166	$108	$63
See accompanying Notes to Consolidated Financial Statements.

LEONARDO DRS, INC.
Consolidated Balance Sheets

	December 31,
(Dollars in millions, except per share amounts)	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$240	$61
Accounts receivable, net	156	102
Contract assets	743	672
Inventories	205	247
Related party note receivable	—	115
Prepaid expenses	23	33
Other current assets	22	33
Total current assets	1,389	1,263
Noncurrent assets:
Property plant and equipment, net	364	355
Intangible assets, net	52	60
Goodwill	1,071	1,057
Deferred tax assets	56	87
Other noncurrent assets	137	134
Total noncurrent assets	1,680	1,693
Total assets	$3,069	$2,956
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	$41	$53
Accounts payable	479	478
Contract liabilities	174	177
Other current liabilities	295	267
Total current liabilities	989	975
Noncurrent liabilities:
Long-term debt	352	374
Pension and other postretirement benefit plan liabilities	61	88
Other noncurrent liabilities	74	92
Total noncurrent liabilities	$487	554
Shareholder's equity:
Preferred Stock,$0.01 par value: 10,000,000 shares authorized; none issued	$—	$—
Common stock, $0.01 par value: 300,000,000 shares authorized; 145,000,000 shares issued and outstanding	1	1
Additional paid-in capital	4,633	4,633
Accumulated deficit	(2,983)	(3,137)
Accumulated other comprehensive loss	(58)	(70)
Total shareholder's equity	1,593	1,427
Total liabilities and shareholder's equity	$3,069	$2,956
See accompanying Notes to Consolidated Financial Statements.

LEONARDO DRS, INC.
Consolidated Statements of Cash Flows

	Year Ended December 31,
(Dollars in millions)	2021	2020	2019
Operating activities
Net earnings	$154	$85	$75
Adjustments to reconcile net earnings (loss) to net cash from operating activities:
Depreciation and amortization	58	53	51
Deferred income taxes	31	30	12
Other	—	3	3
Changes in assets and liabilities:
Accounts receivable	(54)	(35)	9
Contract assets	(71)	65	(166)
Inventories	42	(38)	(36)
Prepaid expenses	10	(14)	(2)
Other current assets	12	3	3
Other noncurrent assets	19	22	19
Defined benefit obligations	(13)	(9)	(1)
Other current liabilities	28	30	(11)
Other noncurrent liabilities	(36)	(14)	(16)
Accounts payable	1	(58)	156
Contract liabilities	(3)	2	61
Net cash provided by operating activities	178	125	157
Investing activities
Capital expenditures	(60)	(56)	(55)
Business acquisitions, net of cash acquired	(14)	—	(4)
Proceeds from sales of assets	—	5	8
Net repayments received (advances) on related party note receivable	115	(15)	(100)
Cost method investment	(2)	(4)	—
Net cash provided by (used in) investing activities	39	(70)	(151)
Financing activities
Net (decrease) increase in third party borrowings (maturities of 90 days or less)	(18)	(11)	16
Repayment of related party debt	(950)	(1,170)	(895)
Borrowings from related parties	930	1,105	880
Other	—	(4)	(2)
Net cash used in financing activities	(38)	(80)	(1)
Effect of exchange rate changes on cash and cash equivalents	—	1	1
Net increase (decrease) in cash and cash equivalents	179	(24)	6
Cash and cash equivalents at beginning of year	61	85	79
Cash and cash equivalents at end of year	$240	$61	$85
Supplemental disclosure of non-cash investing and financing activities
Forgiveness of related party debt	$—	$300	$—
Additions of property plant and equipment and long-term debt for a build-to-suit lease	$—	$49	$—
See accompanying Notes to Consolidated Financial Statements.

LEONARDO DRS, INC.
Consolidated Statements of Shareholder’s Equity

(Dollars in millions, except per share amounts)	Common stock	Additional paid- in capital	Accumulated other comprehensive loss	Accumulated deficit	Total
Balance as of December 31, 2018	$1	$4,333	$(81)	$(3,297)	$956
Total comprehensive income (loss)	—	—	(12)	75	63
Balance as of December 31, 2019	1	4,333	(93)	(3,222)	1,019
Forgiveness of related party debt	—	300	—	—	300
Total comprehensive income	—	—	23	85	108
Balance as of December 31, 2020	1	4,633	(70)	(3,137)	1,427
Total comprehensive income	—	—	12	154	166
Balance as of December 31, 2021	$1	$4,633	$(58)	$(2,983)	$1,593
See accompanying Notes to Consolidated Financial Statements.

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies
A.Organization
Leonardo DRS, Inc., together with its wholly owned subsidiaries (hereinafter, “DRS”, “the Company”, “us”, “our”, or “we”) is a supplier of defense electronics products, systems and military support services. The Company is controlled by Leonardo S.p.A (hereinafter, “Leonardo S.p.A.”, “the Parent”), an Italian multi-national aerospace, defense and security company headquartered in Rome, Italy, through its direct sole ownership of Leonardo US Holding, Inc. (“US Holding”). US Holding is the direct and sole shareholder of the Company.
DRS is a provider of defense products and technologies that are used across land, air, sea, space and cyber domains. Our diverse array of defense systems and solutions are offered to all branches of the U.S. military, major aerospace and defense prime contractors, government intelligence agencies, international military customers and industrial markets for deployment on a wide range of military platforms. We focus our capabilities in areas of critical importance to the U.S. military, such as sensing, electronic warfare (“EW”), network computing and communications, force protection and electrical power conversion and propulsion.
These capabilities directly align with our two reportable segments: Advanced Sensing and Computing and Integrated Mission Systems. The U.S. Department of Defense (“DoD”) is our largest customer and accounts for approximately 86% and 84% of our total revenues as an end-user for the years ended December 31, 2021 and 2020, respectively. Specific international and commercial market opportunities exist within these segments and comprise approximately 14% and 16% of our total revenues for the years ended December 31, 2021 and 2020. Our two reportable segments reflect the way performance is assessed and resources are allocated by our Chief Executive Officer, who is our chief operating decision maker (“CODM”).
Advanced Sensing and Computing (“ASC”)
The ASC segment provides sensing and computing systems and subsystem solutions to the U.S. military and allied nations focused on solving the most complex threat dynamics facing our service men and women today. We provide world class sensing products in all warfighting domains along with the computation systems to provide situational understanding.
Our technologies and products are deployed on nearly all military platforms across land, sea, air, cyberspace, and space on individual soldiers, ground vehicles, ships, aircraft, and satellites. We have market leading capabilities in electro-optic and infrared imaging, advanced lasers, electronic warfare and cyber, communications, and computing in these domains.
Integrated Mission Systems (“IMS”)
The IMS segment provides critical force protection, platform integration, transportation and logistics and power conversion and propulsion systems to the U.S. military and its allies. Our force protection systems provide much needed protection for our service members and military assets from evolving and proliferating threats and include advanced solutions for counter-unmanned aerial systems, short-range air defense systems and active protection systems on ground vehicles. Additionally, we provide power conversion and propulsion systems for the U.S. Navy’s top priority shipbuilding programs, building on our legacy of providing power components and systems for nearly all naval combat vessels for three decades, positioning us to continue as a leading provider of electrical ship propulsion systems and components for the U.S. Navy and its allies.
Other
The Company separately presents the unallocable costs associated with corporate functions and certain non-operating subsidiaries of the Company as Corporate & Eliminations.
See Note 17: Segment Information for further information regarding our business segments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
B.Basis of presentation
The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of DRS, its wholly owned subsidiaries and its controlling interests. Interests in joint ventures that are controlled by the Company, or for which the Company is otherwise deemed to be the primary beneficiary, are consolidated. For joint ventures in which the Company does not have a controlling interest, but exerts significant influence, the Company applies the equity method of accounting. All intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to current year presentation.
C.Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates and assumptions relate to the recognition of contract revenues and estimated costs to complete contracts in process, recoverability of reported amounts of goodwill, long-lived assets and intangible assets, valuation of pensions and other postretirement benefits, the valuation of deferred tax assets and liabilities and the valuation of unrecognized tax benefits. Actual results could differ from these estimates.
D.Revenue Recognition
Our revenues consist of sales of products (tangible goods) and sales of services to customers. We recognize the majority of our revenue from contracts with customers using an over time, cost-to-cost method of accounting. On certain other contracts, primarily time and material (“T&M”) and cost-plus contracts, revenue is recognized using the right-to-invoice practical expedient as we are contractually able to bill our customer based on control transferred to the customer. See Note 2: Revenue from Contracts with Customers for additional information regarding revenue recognition.
E.Cost of Revenues
Cost of revenues includes materials, labor and overhead costs incurred in the manufacturing, design, and provision of products and services sold in the period as well as warranty costs. Material costs include raw materials, purchased components and sub-assemblies, outside processing and inbound freight costs. Labor and overhead costs consist of direct and indirect manufacturing costs, including wages and fringe benefits, operating supplies, depreciation and amortization, occupancy costs, and purchasing, receiving and inspection costs.
F.Research and Development Expenses
We conduct research and development (“R&D”) activities using our own funds (referred to as company-funded R&D or independent research and development (“IR&D”)) and under contractual arrangements with our customers (referred to as customer-funded R&D) to enhance existing products and services and to develop future technologies. R&D costs include basic research, applied research, concept formulation studies, design, development, and related test activities. IR&D costs are allocated to customer contracts as part of the general and administrative overhead costs and generally recoverable on our customer contracts with the U.S. Government. Customer-funded R&D costs are charged directly to the related customer contract. Substantially all R&D costs are charged to cost of revenues as incurred. Company-funded R&D costs charged to cost of revenues totaled $48 million, $41 million and $31 million in 2021, 2020 and 2019, respectively.
G.Foreign Currency
Significant transactions in foreign currencies are translated into U.S. dollars at the approximate prevailing rate at the time of the transaction. Foreign exchange transaction gains and losses in 2021, 2020 and 2019 were immaterial to the Company's results of operations. The operations of the Company's foreign subsidiaries are translated from the local (functional) currencies into U.S. dollars using weighted average rates of exchange during

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
each monthly period. The rates of exchange at each balance sheet date are used for translating certain balance sheet accounts and gains or losses resulting from these translation adjustments are included in the accompanying Consolidated Balance Sheet as a component of other comprehensive income.
H.Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits with banks or other short-term, highly liquid investments with original maturities of three months or less.
I.Accounts Receivable
Accounts receivable consist of amounts billed and currently due from customers. When events or conditions indicate that amounts outstanding from customers may become uncollectible, an allowance is estimated and recorded. See Note 3: Accounts Receivable for additional information regarding accounts receivable.
J.Inventories
Inventories are recorded at the lower of cost (determined by either actual, weighted average or first-in, first-out methods) or net realizable value, and include direct production costs as well as indirect costs, such as factory overhead. The net realizable value is calculated as the expected sales price in the course of normal operations net of estimated costs to finish and sell the goods. See Note 4: Inventories for additional information regarding inventories.
K.Property, Plant and Equipment
Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is calculated on the straight-line method. The estimated useful lives of plant, machinery and equipment and building and building improvements generally range from 3 to 10 years and 15 to 40 years, respectively. Leasehold improvements are amortized over the shorter of the estimated useful life of the improvements or the remaining life of the lease.
When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the Consolidated Balance Sheet, and the net gain or loss is included in the determination of net earnings. Maintenance and repairs are charged to operations as incurred and renewals and improvements are capitalized. See Note 5: Property, Plant and Equipment for additional information regarding property, plant and equipment.
L.Goodwill
Goodwill represents the excess purchase price paid to acquire a business over the fair value of net assets acquired. Goodwill is assigned to reporting units and is reviewed for impairment at the reporting unit level on an annual basis, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. A reporting unit is an operating segment, or one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by the segment manager. Two or more components of an operating segment may be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Based upon the aggregation criteria the Company concluded it had seven reporting units at both December 31, 2021 and 2020.
The annual impairment test is typically performed after completion of the Company's annual financial operating plan, which occurs as of December 31. The Company uses quantitative assessments and qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the optional qualitative assessment is performed (Step 0) and the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, an additional quantitative fair value test (Step 1) is performed. When performing the Step 1 goodwill impairment test, we compare the fair values of each of our reporting units to their respective carrying values. In order to compute the fair value of our reporting units, we primarily use the income approach based on the discounted cash flows that each reporting unit expects to generate in the future, consistent with our operating plans. Determining the fair value of our reporting units requires significant judgments, including the timing and amount of future cash flows, long-term growth rates, determination of the weighted-average cost of capital and terminal value assumptions. If, based on the quantitative fair value test, the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Company concludes that the carrying value of the reporting unit exceeds its fair value, the Company will recognize a goodwill impairment loss in an amount equal to that excess. The Company completed impairment tests as of December 31, 2021, 2020 and 2019 and no adjustment to the carrying value of goodwill was deemed to be necessary. See Note 7: Goodwill for additional information regarding goodwill.
M.Long-Lived Assets and Acquired Identifiable Intangible Assets
Identifiable intangible assets represent assets acquired as part of the Company's business acquisitions and include customer and program/contract-related assets. The values assigned to acquired identifiable intangible assets are determined as of the date of acquisition based on estimates and judgments regarding expectations for the estimated future after-tax cash flows from those assets over their lives, including the probability of expected future contract renewals and revenues, all of which are discounted to present value.
The Company assesses the recoverability of the carrying value of its long-lived assets and intangible assets with finite useful lives whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be recoverable. If there are any indicators of impairment present, the Company then evaluates the recoverability of the potentially impaired long-lived assets and acquired identifiable intangible assets based upon expectations of undiscounted net cash flows from such assets. If the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset or asset group, a loss is recognized for the difference between the estimated fair value and the carrying amount of the assets. Assets to be disposed of, including those of discontinued operations, are reported at the lower of the carrying amount or fair value, less the costs to sell. See Note 5: Property, Plant and Equipment and Note 8: Intangible Assets for additional information regarding long-lived assets and intangible assets.
N.Derivative Financial Instruments
The Company does not use derivative financial instruments for trading purposes. All derivative instruments are carried on the Consolidated Balance Sheet as either assets or liabilities at fair value. The classification of gains and losses resulting from changes in the fair values of derivatives depends on the intended use of the derivative and its resultant designation. The Company had no significant derivative or hedging instruments during the years ended December 31, 2021, 2020 or 2019.
O.Pension and Other Postretirement Benefits
The obligations for the Company's pension plans and postretirement benefit plans and the related annual costs of employee benefits are calculated based on several long-term assumptions, including discount rates for employee benefit liabilities, rates of return on plan assets, expected annual rates of salary increases for employee participants in the case of pension plans and expected annual increases in the costs of medical and other health care benefits in the case of postretirement benefit plans. These long-term assumptions are subject to revision based on changes in interest rates, financial market conditions, expected versus actual returns on plan assets, participant mortality rates and other actuarial assumptions, including future rates of salary increases, benefit formulas and levels, and rates of increase in the costs of benefits. Changes in these assumptions, if significant, can materially affect the amount of annual net periodic benefit costs recognized in the Company's results of operations from one year to the next, the liabilities for the pension plans and postretirement benefit plans and the Company's annual cash requirements to fund these plans. See Note 12. Pension and Other Postretirement Benefits for further information regarding our pension and postretirement plans.
P.Income Taxes
We and US Holding have entered into a Tax Allocation Agreement (“Tax Allocation Agreement”), dated as of November 16, 2020, with members of an affiliated group, as defined in Section 1504(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Tax Code”), members of one or more consolidated, combined, unitary or similar state tax groups and additional parties who are part of an “expanded affiliated group” for certain tax purposes. The agreement provides for the method of computing and allocating the consolidated U.S. federal tax liability of the affiliated group among its members and of allocating any state group tax liabilities among the state members for the taxable year ending December 31, 2021 and each subsequent year in which the parties are members of a group

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(whether federal or state). The agreement also provides for reimbursement of US Holding and/or DRS for payment of such tax liabilities, for compensation of any member for use of its “net operating loss” or “tax credits” in arriving at such tax liabilities and the allocation and payment of any refund arising from a carryback of net operating losses or tax credits from subsequent taxable years. Under the agreement, the parties have agreed to calculate and allocate their respective tax liabilities and other tax attributes for taxable years beginning with the first consolidated taxable year that included DRS (i.e., the taxable year ended December 31, 2008) as if the agreement was then in effect.
The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Income taxes as presented attribute deferred income taxes of US Holding to DRS in a manner that is systematic, rational and consistent with the asset and liability method and the governing Tax Allocation Agreement which allocates the tax liability amongst the entities, including DRS.
The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of DRS’s assets and liabilities and are adjusted for changes in tax rates and tax laws when such changes are enacted.
In general, the taxable income of DRS is included in the consolidated U.S. federal and state tax returns of US Holding. Where applicable, US Holding’s current portion of U.S. federal income taxes payable were offset against DRS’s net operating loss carryforwards in the period the related tax expense was recorded. Consequently, our net operating loss carryforwards are deemed to have been settled with US Holding in each year in an amount commensurate with the carrying value of the tax effected net operating loss utilized.
If management determines that some portion or all of a deferred tax asset is not “more likely than not” to be realized, a valuation allowance is recorded as a component of the income tax provision to reduce the deferred tax asset to the amounts expected to be realized. In determining whether the Company’s deferred tax assets are realizable, management considers all evidence, both positive and negative, including the history of financial reporting earnings, existing taxable temporary differences and their projected reversals, as well as projected future income and tax planning strategies. We believe it is more likely than not that we will generate sufficient taxable income in future periods to realize our deferred tax assets, subject to the valuation allowances recognized.
The Company assesses its tax positions for all periods open to examination by tax authorities based on the latest available information. Those positions are evaluated to determine whether they will more likely than not be sustained upon examination by the relevant taxing authorities. Liabilities for unrecognized tax benefits are measured based on the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. These unrecognized tax benefits are recorded as a component of income tax expense. Interest and penalties related to unrecognized tax benefits are not material.
See Note 10: Income Taxes for additional information regarding income taxes.
Q.Earnings Per Share
Basic earnings per share (“EPS”) is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during each period. The computation of diluted EPS includes the dilutive effect of outstanding stock-based compensation awards, only in periods in which such effect would have been dilutive for the period. In February 2021, the Company completed a forward stock split of 1-for-1,450,000 shares of common stock. The consolidated financial statements have been retroactively adjusted as necessary to reflect the forward stock split for all periods presented. There were 100 shares and 145.00 million basic and diluted common shares outstanding before and after the forward stock split, respectively, for all periods presented.
R.Fair Value Measurements
Fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant on the measurement date. We are required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value, and to utilize a three-level fair value

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
hierarchy that prioritizes the inputs used to measure fair value. The three hierarchical levels used to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are directly or indirectly observable.
Level 3 — Significant inputs to the valuation model are unobservable.
In certain instances, fair value is determined through information obtained from third parties using the latest available market data. In obtaining such data from third parties, we have evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value. The Company categorizes plan assets for disclosure purposes in accordance with this fair value hierarchy. Certain plan investments are measured at fair value using the net asset value (“NAV”) per share (or its equivalent) practical expedient and are therefore not categorized as Level 1, 2, or 3. NAV is defined as the total value of the fund divided by the number of the fund’s shares outstanding. See Note 12: Pension and Other Postretirement Benefits for further information regarding our pension and postretirement plans.
S.Financial Instruments
Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities. Financial instruments are reported in the Consolidated Balance Sheet at carrying value, which other than the 7.5% Term loan due November 30, 2023, approximate fair value. See Note 11: Debt for further information regarding our debt.
T.Acquisitions, Investments, Variable Interest Entities and Divestitures
Acquisitions
Our consolidated financial statements include the operations of acquired businesses from the date of acquisition. We account for acquired businesses using the acquisition method of accounting, which requires that any assets acquired and liabilities assumed be measured at their respective fair values on the acquisition date. The accounting for business combinations requires the Company to make significant judgments and estimates. Any excess of the fair value of consideration transferred over the assigned values of the net assets acquired is recognized as goodwill. During the third quarter of 2021 the Company acquired substantially all the assets of Ascendant Engineering Solutions (AES), an advanced gimbal producer located in Austin, TX. The purchase closed on July 28, 2021 for a purchase price of $11 million with an additional $5 million payable upon the achievement of certain financial and operational targets.
AES designs, develops and manufactures high-performance, stabilized, multi-sensor gimbal systems for the growing market of Group 1, 2 and 3 unmanned aerial systems (UAS) serving several branches of the DoD. The company is focused on gimbal payload opportunities in strategic U.S. government programs including those intended to counter current and next-generation anti-access and area-denial systems. We believe this acquisition enables the integration of our own Electro-Optical and Infrared systems with the gimbals of AES and is a strategic investment, offering an integrated solution for our customers in the market for lightweight military platforms including small unmanned aerial systems. The acquisition has been accounted for as a business combination and has been integrated into our Advanced Sensing and Computing segment.
Investments
Investments where we have the ability to exercise significant influence, but do not control, are accounted for under the equity method of accounting and are included in other noncurrent assets on our Consolidated Balance Sheet. Significant influence typically exists if we have a 20% to 50% ownership interest in the investee. Under this method of accounting, our share of the net earnings or losses of the investee is included in operating profit in other income, net on our Consolidated Statements of Earnings (Loss) since the activities of the investee are closely aligned

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
with the operations of the business segment holding the investment. We evaluate our equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is therefore recorded during the current period. See Note 13: Equity Method Investments for further information regarding our equity method investments.
The Company’s cost method investment consists of an investment in a private company in which we do not have the ability to exercise significant influence over its operating and financial activities. Management evaluates this investment for possible impairment quarterly.
Variable Interest Entities
The Company occasionally forms joint ventures and/or enters into arrangements with special purpose limited liability companies for the purpose of bidding and executing on specific projects. The Company analyzes each such arrangement to determine whether it represents a variable interest entity (“VIE”). If the arrangement is determined to be a VIE, the Company assesses whether it is the primary beneficiary of the VIE and if it is, consequently required to consolidate the VIE. The Company did not have any investment in VIEs as of December 31, 2021 or 2020.
U.New Accounting Pronouncements
Recently Adopted Accounting Pronouncements
Changes to Disclosure Requirements for Defined Benefit Plans
In August 2018, the FASB issued ASU 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans. Specifically, the amendment removes disclosure requirements for amounts classified in accumulated other comprehensive income expected to be recognized over the next year and the effects of a one-percentage-point change in the assumed health care cost trend rate on service cost, interest cost and the benefit obligation for postretirement benefits. The amendment also requires additional disclosure around weighted-average interest crediting rates for cash balance plans, a narrative description of the reasons for significant gains and losses, and an explanation of any other significant changes in the benefit obligation or plan assets. The adoption of the standard as of January 1, 2021 did not have a material impact on our consolidated financial statements.
Simplifying the Accounting for Income Taxes
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes which removes certain exceptions to the general principles in Topic 740 for: recognizing deferred taxes for investments, performing intra-period allocations and calculating taxes in interim periods. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The standard is effective for fiscal years beginning after December 15, 2020. The adoption of the standard as of January 1, 2021 did not have a material impact on our consolidated financial statements.
Accounting Guidance Issued but Not Yet Adopted as of December 31, 2021:
Government Assistance
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance which requires certain disclosures to be included with respect to the types of assistance, the accounting for the assistance as well as the effect on the financial statements of the assistance. The purposes of the ASU is to increase transparency and eliminate disparity of accounting for and reporting of the receipt of government assistance. The standard is effective for fiscal periods beginning after December 15, 2021. The Company does not expect the adoption to have a material impact on our disclosures.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Note 2. Revenue from Contracts with Customers
The Company recognizes revenue for each separately identifiable performance obligation in a contract representing an obligation to transfer a distinct good or service to a customer. In most cases, goods and services provided under the Company’s contracts are accounted for as single performance obligations due to the complex and integrated nature of our products and services. These contracts generally require significant integration of a group of goods and/or services to deliver a combined output. In some contracts, the Company provides multiple distinct goods or services to a customer. In those cases, the Company accounts for the distinct contract deliverables as separate performance obligations and allocates the transaction price to each performance obligation based on its relative standalone selling price, which is generally estimated using cost plus a reasonable margin. We classify revenues as products or services on our Consolidated Statements of Earnings based on the predominant attributes of the performance obligations. While the Company provides warranties on certain contracts, we typically do not provide for services beyond standard assurances and therefore do not consider warranties to be separate performance obligations. Typically we enter into three types of contracts: fixed-price contracts, cost-plus contracts and T&M contracts (cost-plus contracts and T&M contracts are aggregated below as flexibly priced contracts). The majority of our total revenues are derived from fixed-price contracts; refer to the revenue disaggregation disclosures that follow.
For fixed-price contracts, customers agree to pay a fixed amount, negotiated in advanced for a specified scope of work.
For cost-plus contracts typically we are reimbursed for allowable or otherwise defined total costs (defined as cost of revenues plus allowable general and administrative expenses) incurred, plus a fee. The contracts may also include incentives for various performance criteria, including quality, timeliness and cost-effectiveness. In addition, costs are generally subject to review by clients and regulatory audit agencies, and such reviews could result in costs being disputed as non-reimbursable under the terms of the contract.
T&M contracts provide for reimbursement of labor hours expended at a contractual fixed labor rate per hour, plus the actual costs of material and other direct non-labor costs. The fixed labor rates on T&M contracts include amounts for the cost of direct labor, indirect contract costs and profit.
Estimating the transaction price for an arrangement requires judgment and is based on expected results which are determined using the Company’s historical data. We estimate that the revenue that we expect to be entitled to receive from a customer to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur.
Revenue from contracts with customers is recognized when the performance obligations are satisfied through the transfer of control over the good or service to the customer, which may occur either over time or at a point in time.
Revenues for the majority of our contracts are measured as determined by the ratio of cumulative costs incurred to date to estimated total contract costs at completion (the "cost-to-cost method"). We believe this is an appropriate measure of progress toward satisfaction of performance obligations as this measure most accurately depicts the progress of our work and transfer of control to our customers. Due to the long-term nature of many of our contracts, developing the estimated total cost at completion and total transaction price often requires judgment. Factors that must be considered in estimating the cost of the work to be completed include the nature and complexity of the work to be performed, subcontractor performance and the risk and impact of delayed performance.
After establishing the estimated total cost at completion, we follow a standard Estimate at Completion (“EAC”) process in which we review the progress and performance on our ongoing contracts at least quarterly. Adjustments to original estimates for a contract's revenue, estimated costs at completion and estimated profit or loss often are required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of work required under the contract may not change and are also required if contract modifications occur. When adjustments in estimated total costs at completion or in estimated total transaction price are determined, the related impact on revenue and operating income are recognized using the cumulative catch-up method, which recognizes in the current period the cumulative effect of such adjustments for all prior periods. Any anticipated losses on these contracts are fully recognized in the period in which the losses become evident.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
EAC adjustments had the following impacts to revenue for the periods presented:

	Year Ended December 31,
(Dollars in millions)	2021	2020	2019
Revenue	$(34)	$(77)	$(55)
Total % of Revenue	1%	3%	2%
The impacts noted above are attributed primarily to changes in our firm-fixed-price development type programs. As changes happen in the design required to achieve contractual specifications, those changes often result in the programs’ estimate and related profitability. The reductions to revenue for the years ended December 31, 2021, 2020 and 2019 were related to certain masted surveillance and submarine electric propulsion programs within our IMS segment, solider sensing programs within our ASC segment and adjustments to the measurement of variable consideration related to certain requests for equitable adjustment with the U.S. Navy also within our ASC segment.
Conversely, if the requirements for the recognition of contracts over time are not met, revenue is recognized at a point in time when control transfers to the customer, which is generally upon transfer of title. In such cases, the production that is in progress and costs that will be recognized at a future point in time are reported within "inventories".
Costs to obtain a contract are incremental direct costs incurred to obtain a contract with a customer, including sales commissions and dealer fees, and are capitalized if material. Costs to fulfill a contract include costs directly related to a contract or specific anticipated contract (e.g., certain design costs) that generate or enhance our ability to satisfy our performance obligations under these contracts. These costs are capitalized to the extent they are expected to be recovered from the associated contract.
Contract Assets and Liabilities
The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) on the Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., biweekly or monthly) or upon achievement of contractual milestones. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets. However, we sometimes receive advances or deposits from our customers before revenue is recognized, resulting in contract liabilities.

	Year Ended December 31,
(Dollars in millions)	2021	2020
Contract assets	$743	$672
Contract liabilities	174	177
Net contract assets	$569	$495
Revenue recognized in 2021 and 2020 that was included in the contract liability balance at the beginning of each year was $108 million and $104 million, respectively.
The change in the balances of the Company’s contract assets and liabilities primarily results from timing differences between revenue recognition and customer billings and/or payments.
Contract assets related to amounts withheld by customers until contract completion are not considered a significant financing component of our contracts because the intent is to protect the customers from our failure to satisfactorily complete our performance obligations. Payments received from customers in advance of revenue recognition (contract liabilities) are not considered a significant financing component of our contracts because they are utilized to pay for contract costs within a one-year period or are requested by us to ensure the customers meet their payment obligations.

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Value of Remaining Performance Obligations
The value of remaining performance obligations, which we also refer to as total backlog, includes the following components:
•Funded - Funded backlog represents the revenue value of orders for services under existing contracts for which funding is appropriated or otherwise authorized less revenue previously recognized on these contracts.
•Unfunded - Unfunded backlog represents the revenue value of firm orders for products and services under existing contracts for which funding has not yet been appropriated less funding previously recognized on these contracts.
The following table summarizes the value of our backlog at December 31, 2021 and 2020:

Backlog:	Year Ended December 31,
(Dollars in millions)	2021	2020
Funded	$2,510	$2,847
Unfunded	351	444
Total Backlog	$2,861	$3,291
We expect to recognize approximately 62.5% of our December 31, 2021 backlog as revenue over the next 12 months, with the remainder to be recognized thereafter.
Disaggregation of Revenue
ASC: ASC revenue is primarily derived from U.S. government development and production contracts and is generally recognized over time using the cost-to-cost method. We disaggregate ASC revenue by geographical region, customer relationship and contract type. We believe these categories best depict how the nature, amount, timing and uncertainty of ASC revenue and cash flows are affected by economic factors:

	Year Ended December 31,
(Dollars in millions)	2021	2020	2019
Revenue by Geographical Region
United States	$1,808	$1,763	$1,699
International	113	182	99
Intersegment Sales	19	13	12
Total	$1,940	$1,958	$1,810
Revenue by Customer Relationship
Prime contractor	$1,209	$1,063	$1,027
Subcontractor	712	882	771
Intersegment Sales	19	13	12
Total	$1,940	$1,958	$1,810
Revenue by Contract Type
Firm Fixed Price	$1,667	$1,716	$1,570
Flexibly Priced(1)	254	229	228
Intersegment Sales	19	13	12
Total	$1,940	$1,958	$1,810
__________________
(1)Includes revenue derived from time-and-materials contracts.

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
IMS: IMS revenue is primarily derived from U.S. government development and production contracts and is generally recognized over time using the cost-to-cost method. We disaggregate IMS revenue by geographical region, customer relationship and contract type. We believe these categories best depict how the nature, amount, timing and uncertainty of IMS revenue and cash flows are affected by economic factors:

	Year Ended December 31,
(Dollars in millions)	2021	2020	2019
Revenue by Geographical Region
United States	$913	$792	$895
International	45	41	21
Intersegment Sales	1	1	1
Total	$959	$834	$917
Revenue by Customer Relationship
Prime contractor	$174	$283	$442
Subcontractor	784	550	474
Intersegment Sales	1	1	1
Total	$959	$834	$917
Revenue by Contract Type
Firm Fixed Price	$831	$692	$763
Flexibly Priced(1)	127	141	153
Intersegment Sales	1	1	1
Total	$959	$834	$917
__________________
(1)Includes revenue derived from time-and-materials contracts.
Note 3. Accounts Receivable
Accounts receivable represent amounts billed and currently due from customers. Payment is typically received from our customers either at periodic intervals (e.g., biweekly, or monthly) or upon achievement of contractual milestones.
Accounts receivable consist of the following:

	December 31,
(Dollars in millions)	2021	2020
Accounts receivable	$157	$104
Less allowance for doubtful accounts	(1)	(2)
Accounts receivable, net	$156	$102
The Company maintains certain agreements with financial institutions to sell certain trade receivables. Receivables are derecognized in their entirety when sold, and the Company’s continuing involvement in the sold receivables is limited to their servicing, for which the Company receives a fee commensurate with the service provided. Pursuant to the servicing agreements, the Company collected approximately $15 million and $27 million at December 31, 2021 and 2020, respectively, of these sold receivables that had not yet been remitted to the financial institutions. These unremitted amounts collected on behalf of the financial institutions are included within short-term borrowings and current portion of long-term debt in the Consolidated Balance Sheet.

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Note 4. Inventories
Inventories consists of the following:

	December 31,
(Dollars in millions)	2021	2020
Raw materials	$43	$52
Work in progress	161	193
Finished goods	1	2
Total	$205	$247
Note 5. Property, Plant and Equipment
Property, plant and equipment by major asset class consists of the following:

	December 31,
(Dollars in millions)	2021	2020
Land, buildings and improvements	$312	$294
Plant and machinery	191	186
Equipment and other	298	276
Total property, plant and equipment, at cost	801	756
Less accumulated depreciation	(437)	(401)
Total property, plant and equipment, net	$364	$355
Depreciation expense related to property, plant and equipment was $49 million, $44 million and $42 million for the years ended December 31, 2021, 2020 and 2019, respectively.
Land, buildings and improvements include assets under finance leases in the amount of $104 million and $108 million as of December 31, 2021 and 2020, respectively. See Note 9: Leases for additional information.
As of December 31, 2021, the Company accounted for our manufacturing facility in Menomonee Falls, WI as a build-to-suit lease with a failed sale-leaseback and is included in the Land, building, and improvements in the above table. See Note 11: Debt for additional information.

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Note 6. Other Liabilities
A summary of significant other liabilities by balance sheet caption follows:

	December 31,
(Dollars in millions)	2021	2020
Salaries, wages and accrued bonuses	$70	$61
Fringe benefits	74	71
Litigation	10	10
Restructuring costs	4	1
Provision for contract losses	48	44
Operating lease liabilities	24	22
Other(1)	65	58
Total other current liabilities	$295	$267
Retirement benefits	$—	$—
Operating lease liabilities	$73	$81
Other(2)	1	11
Total other noncurrent liabilities	$74	$92
__________________
(1)Consists primarily of taxes payable, environmental remediation reserves and warranty reserves. See Note 15: Commitments and Contingencies for more information regarding the warranty provision.
(2)Consists primarily of workers’ compensation liabilities and certain payroll taxes deferred under the CARES Act.
Note 7. Goodwill
Changes in the carrying amount of goodwill by reportable segment are as follows:

(Dollars in millions)	ASC	IMS	Total
Balance at January 1, 2020 (1)	$638	$419	$1,057
Acquisitions	—	—	—
Balance at December 31, 2020	638	419	1,057
Acquisitions	14	—	14
Balance at December 31, 2021	$652	$419	$1,071
________________
(1)Goodwill is reported net of $2,362 million, and $606 million of accumulated impairments as of January 2020 for the ASC and IMS segments, respectively.
Note 8. Intangible Assets
Other intangible assets mainly refer to the fair value of existing customer contractual relationships attributable to the acquired business and patents which are being amortized over their respective lives. The fair value of intangible assets typically is determined, as of the date of acquisition, based on estimates and judgments regarding expectations for the estimated future after-tax earnings and cash flows (including cash flows for working capital) arising from backlog and follow-on sales to the customer over their estimated lives, including the probability of expected future contract renewals and sales, less a contributory assets charge, all of which is discounted to present value.
The following disclosure presents certain information regarding the Company's intangible assets as of December 31, 2021 and 2020. All intangible assets are being amortized over their estimated useful lives, as indicated below, with no estimated residual values.

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	December 31, 2021			December 31, 2020
(Dollars in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$957	$(908)	$49	$957	$(899)	$58
Patents and licenses	9	(6)	3	7	(5)	2
Total intangible assets	$966	$(914)	$52	$964	$(904)	$60
Amortization expense related to intangible assets was $9 million, $9 million, and $9 million respectively, for the years ended December 31, 2021, 2020 and 2019.
Customer relationships are amortized on a straight-line basis over their estimated useful lives of 10 to 15 years. Patents and licenses are amortized on a straight-line basis over their estimated useful lives of 5 to 10 years. The estimated annual amortization expense related to intangible assets for the subsequent five years is as follows:

(in millions) Year Ending December 31,	Estimated Annual Amortization
2022	$9
2023	9
2024	9
2025	9
2026	9
Note 9. Leases
The Company leases various real estate for manufacturing facilities, administrative offices and warehouses under both finance leases and operating leases. In addition, the Company leases vehicles, machinery and office equipment under operating leases. We determine whether our contracts are or contain a lease at the inception of such arrangements. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
ROU assets and lease liabilities are recorded on the Consolidated Balance Sheet as of the lease commencement based on the present value of the future lease payments over the lease term. As our leases do not generally explicitly state the discount rate implicit in the lease, we use our incremental borrowing rate, which is determined based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term as of the lease commencement date. In addition to the present value of the future lease payments, the calculation of the ROU asset also includes lease payments made at or before the commencement date of the lease, less any lease incentives received. The remaining lease cost is amortized over the remaining life of the lease on a straight-line basis. We evaluate ROU assets for impairment consistent with the treatment of other long-lived assets.
Some of our leases include options to extend the lease terms or to terminate the lease early. We include the impact of the option in the determination of the ROU assets and liabilities when it is reasonably certain that we will exercise the option. Our lease payments are largely fixed, but may include variable payments that do not depend on an index or rate, such as usage-based amounts, and are recorded as a lease expense in the period incurred. The Company’s lease agreements do not contain any material residual value guarantees or restrictive covenants.
In 2019, we have entered into a sale-leaseback transaction related to a facility in Milwaukee, WI. We have analyzed the transaction and determined the criteria to recognize a sale has been met and we have derecognized the related assets. The arrangement does not contain a repurchase option or other substantive obligations related to the property. Further, we have determined that the underlying lease meets the criteria to be classified as an operating lease. As a result, we have recognized an immaterial loss related to the transaction.

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
As of December 31, 2021, the Company has not entered into any significant leases that have not yet commenced. We elected not to recognize a ROU asset and lease liability for leases with an initial term of 12 months or less. These leases are expensed on a straight-line basis over the lease term. The Company elected the practical expedient to not separate lease and non-lease components and to instead account for them as a single component. We have elected this practical expedient for all classes of assets.
Lease Cost
The Company’s total lease cost consists of the following:

	Year Ended December 31,
(Dollars in millions)	2021	2020
Operating lease cost(1)	$26	$24
Finance lease cost(2):
Amortization of right-of-use assets	8	7
Interest on lease liabilities	5	5
Total lease cost	$39	$36
________________
(1)Operating lease expense is included within cost of products, cost of services or general and administrative expenses, dependent upon the nature and use of the ROU asset, in the Company’s Consolidated Statements of Earnings Operating lease cost includes short-term leases of approximately $3 million and $5 million and an insignificant amount of variable lease cost for both 2021 and 2020.
(2)Finance lease expense is recorded as depreciation and amortization expense within cost of products, cost of services or general and administrative expenses, dependent upon the nature and use of the ROU asset and interest expense, net in the Company’s Consolidated Statements of Earnings.
Supplemental Balance Sheet Information
Supplemental balance sheet information related to leases is as follows:

	December 31,
(Dollars in millions)	2021	2020
ROU assets
Operating leases(1)	$84	$88
Finance leases(2)	104	108
Total leased assets	$188	$196
Liabilities
Current lease liabilities:
Operating(1)	$24	$22
Finance(2)	6	5
Noncurrent lease liabilities:
Operating(1)	73	81
Finance(2)	107	109
Total lease liabilities	$210	$217
_________________
(1)Operating lease assets are included within other noncurrent assets and operating lease liabilities are included within other current liabilities (current portion) and other noncurrent liabilities (noncurrent portion) in the Company’s Consolidated Balance Sheet.
(2)Finance lease assets are included within property, plant and equipment, net and finance lease liabilities are included within short-term borrowings and current portion of long-term debt (current portion) and long-term debt (noncurrent portion) in the Company’s Consolidated Balance Sheet.

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Supplemental Cash Flow Information
Supplemental cash flow information related to leases is as follows:

	Year Ended December 31,
(Dollars in millions)	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$27	$27
Operating cash flows from finance leases	5	5
Financing cash flows from finance leases	5	4
Right-of-use assets obtained in exchange for new lease liabilities:
Operating leases	18	16
Finance leases	4	46
Weighted Average Lease Term and Discount Rate
Lease terms and discount rates related to leases are as follows:

	December 31,
	2021	2020
Weighted-average remaining lease term:
Operating leases	5 years	5 years
Finance leases	15 years	16 years
Weighted-average discount rate:
Operating leases	4.3%	4.4%
Finance leases	4.6%	4.5%
Maturity of Lease Liabilities:
As of December 31, 2021, future minimum rental payments on leases with initial non-cancellable lease terms in excess of one year were due as follows:

(Dollars in millions)	Operating Leases	Finance Leases
Year Ending December 31,
2022	$27	$11
2023	25	11
2024	19	11
2025	12	10
2026	9	10
Thereafter	14	104
Total lease payments	106	157
Less: imputed interest	9	44
Present value of lease liabilities	97	113
Less: current maturities	24	6
Long-term lease obligations	$73	$107

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Note 10. Income Taxes
Earnings (loss) before taxes consists of the following:

	Year Ended December 31,
(Dollars in millions)	2021	2020	2019
Earnings before taxes
Domestic	$203	$112	$89
Foreign	(3)	—	6
Total	$200	$112	$95
Income tax provision (benefit) consists of the following:

	Year Ended December 31,
(Dollars in millions)	2021	2020	2019
Current:
Federal	$(1)	$—	$—
State	—	3	2
Foreign	1	2	1
	—	5	3
Deferred:
Federal	43	24	17
State	5	—	—
Foreign	(2)	(2)	—
	46	22	17
Total	$46	$27	$20
The reconciliation from the statutory federal income tax rate to our effective income tax rate follows:

	Year Ended December 31,
	2021	2020	2019
Statutory federal rate	21.0%	21.0%	21.0%
State rate, net of federal benefit	3.6%	2.3%	0.5%
Foreign rate differential	(0.2)%	0.5%	0.5%
Research & development credit, net of reserves	(0.2)%	(0.7)%	(2.3)%
Nondeductible expenses	0.9%	0.4%	0.7%
Global intangible low taxed income	—%	0.2%	1.0%
Change in valuation allowance	(1.4)%	(2.5)%	0.2%
Change in tax reserves	(0.4)%	2.2%	0.2%
Other	(0.3)%	0.7%	(0.7)%
Effective tax rate	23.0%	24.1%	21.1%

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2021 and 2020 is as follows:

	December 31,
(Dollars in millions)	2021	2020
Deferred tax assets:
Federal net operating losses	$5	$18
State net operating losses	16	21
Tax credit carryforwards	21	23
Accrued compensation and benefits	23	26
Contract liabilities	21	20
Accrued expenses	5	5
Pension and post-retirement plans	18	24
Inventory capitalization	5	8
Other	5	8
Disallowed interest	1	1
Total gross deferred tax assets	120	154
Less valuation allowance	10	11
Deferred tax assets	110	143
Deferred tax liabilities:
Intangible assets	(41)	(44)
Fixed assets	(12)	(11)
Other	(1)	(1)
Deferred tax liabilities	(54)	(56)
Net deferred tax asset	$56	$87
Our deferred tax balance associated with our retirement benefit plans includes a deferred tax asset of $11 million and $14 million as of December 31, 2021 and 2020 respectively, that are recorded in accumulated other comprehensive earnings to recognize the funded status of our retirement plans. See‘
Note 12: Pension and Other Postretirement Benefits for additional details. As of December 31, 2021 and 2020 the Company had U.S. federal net operating loss carryforwards of $28 million and $131 million, respectively, which we anticipate we will be able to apply prior to their expiration which commences in 2025. The annual utilization of approximately $28 million of certain our Federal net operating losses is subject to limitations under section 382 of the Internal Revenue Code. As of December 31, 2021 and 2020 we had apportioned state net operating loss carryforwards of $239 million and $327 million, respectively, which are associated with jurisdictions in which we currently file and the Company expects to utilize prior to expiration except for those for which we have recorded a valuation allowance. We have federal tax credit carryforwards that commence expiring in 2032, which we anticipate being able to utilize prior to their expiration.
Tax Uncertainties
The Company maintains reserves for uncertain tax positions related to unrecognized income tax benefits. These reserves involve considerable judgment and estimation and are evaluated by management at least quarterly based on the best information available. The Company’s total liability for unrecognized tax benefits as of December 31, 2021, 2020 and 2019 was approximately $22 million, $25 million and $18 million, respectively; all of which will impact the effective tax rate when recognized. Approximately $15 million, $22 million and $16 million as of December 31, 2021, 2020 and 2019, respectively, have been recorded within (and as an offset to) deferred tax assets. In addition, the Company does not believe there are any tax positions for which it is reasonably possible that the unrecognized

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
tax benefits will vary significantly over the next 12 months. The table below summarizes the activity associated with our unrecognized tax benefits:

(Dollars in millions)	2021	2020	2019
Balance at January 1,	$25	$18	$14
Increase related to prior year tax positions	—	3	3
Increase related to current year tax positions	1	4	1
Decreases related to prior year tax positions	(4)	—	—
Lapse of statute of limitations	—	—	—
Settlements with taxing authorities	—	—	—
Balance at December 31,	$22	$25	$18
The Company is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through the tax year ended December 31, 2016 except as it relates to the net operating loss carryforward and tax credit carryforwards. Substantially all material state and local matters have been concluded for years through the tax year ended December 31, 2015. The Company has substantially concluded all material tax matters in foreign jurisdictions for years through the tax years ending during 2016.
As of December 31, 2021, the Company has accumulated undistributed earnings generated by our foreign subsidiaries and most have been taxed in the U.S. as a result of the Tax Cuts and Jobs Act of 2017 (the “TCJA”). The TCJA allows for a dividend received deduction for repatriation of foreign earnings. We intend to indefinitely reinvest these earnings. Should the Company’s undistributed earnings from its investment in non‐U.S. subsidiaries be distributed in the future in the form of dividends or otherwise, the Company may be subject to foreign and domestic income taxes and withholding taxes.
Note 11. Debt
The Company’s debt consists of the following:

	December 31,
(Dollars in millions)	2021	2020
7.5% Term loan due November 30, 2023(1)	139	139
5.0% Daylight term loan due October 15, 2024(1)	78	98
Finance lease and other	161	163
Short-term borrowings	15	27
Total debt principal	393	427
Less unamortized debt issuance costs and discounts	—	—
Total debt, net	393	427
Less short-term borrowings and current portion of long-term debt	(41)	(53)
Total long-term debt	$352	374
__________________
(1)The Company’s debt with related parties consists of two term loans and a working capital credit facility with US Holding, as described below.
Term Loans
In January 2009, the Company entered into a credit agreement with its ultimate parent company, Finmeccanica S.p.A. (presently Leonardo S.p.A.) in the amount of $2 billion (the “2009 Credit Agreement”). The 2009 Credit Agreement was subsequently assigned to US Holding and has a maturity of November 30, 2023. The 2009 Credit Agreement provides for a term loan bearing interest at a rate of 7.5%, with interest payments due semi-annually on June 20 and December 20 in each year (the “7.5% Term loan”). The outstanding balance of the 7.5% Term loan at

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2021 and 2020 was $139 million and $139 million, respectively. The fair value of this term loan at December 31, 2021 and 2020 was $182 million and $182 million, respectively; however the Company has the ability to prepay the outstanding principal balance at the carrying amount without penalty. During 2020, US Holding forgave $300 million of related party debt. This was treated as a capital transaction and the amount was recorded in additional paid-in capital, as US Holding is a related party.
In June 2017, the Company entered into an unsecured term loan with US Holding in the principal amount of $137.5 million, the proceeds of which were used to finance the acquisition of Daylight Solutions, Inc. (the “Daylight Term Loan”). The Daylight Term Loan had an outstanding balance of $78 million and $98 million at December 31, 2021 and 2020, respectively, which approximates its fair value. The Daylight Term Loan matures on October 15, 2024. The Daylight Term Loan has an interest rate of 5.0%, with interest payments due semi-annually on April 15 and October 15.
During April 2018, the Company was advanced an additional $50 million by US Holding under a term loan. This term loan bears interest at 4.0% and had an initial maturity date of December 31, 2018, which was extended until December 31, 2021. This term loan was repaid in full, with no prepayment penalty, on December 19, 2020.
Credit Facilities
The 2009 Credit Agreement provides for a revolving credit facility available for working capital needs of the Company (the “Revolving Credit Facility”). As of December 31, 2021 and 2020, the Revolving Credit Facility had a credit limit of $450 million and $450 million, respectively, and an interest rate of LIBOR plus 3.5%. There is a commitment fee of 0.25% applied to the unused balance of the Revolving Credit Facility and there are no compensating balance requirements. There was no balance on the Revolving Credit Facility as of December 31, 2021 and 2020.
The Company also maintains uncommitted working capital credit facilities with certain financial institutions in the aggregate of $65 million and $60 million at December 31, 2021 and 2020, respectively (the “Financial Institution Credit Facilities”). The Financial Institution Credit Facilities are guaranteed by Leonardo S.p.A. The primary purpose of the Financial Institution Credit Facilities is to support standby letter of credit issuances on contracts with customers and also includes a revolving facility with a maximum borrowing limit of $15 million, which bears interest at LIBOR plus 0.5%. At December 31, 2021 and 2020, there was no balance outstanding on the revolving facility. The Company had letters of credit outstanding of approximately $35 million and $31 million as of December 31, 2021 and 2020, respectively, which reduces the available capacity of the Financial Institution Credit Facilities by an equal amount.
Finance Lease and Other
As of December 31, 2021, finance lease and other of $161 million includes approximately $113 million related to finance lease liabilities and $48 million related to our Menomonee Falls, WI manufacturing facility, which has been accounted for as a build-to-suit lease with a failed sale leaseback. Approximately $6 million has been recognized as the current portion of long-term debt for the finance lease liabilities and financing liability related to the build-to-suit arrangement.
Short-term Borrowings
As of December 31, 2021 and 2020, the Company recognized $15 million and $27 million, respectively, collected on behalf of the buyers of our trade receivables pursuant to our factoring arrangements as short-term borrowings and current portion of long-term debt in the Consolidated Balance Sheet, which approximates its fair value. Refer to Note 3: Accounts Receivable for more information.
Interest Paid
Total interest paid associated with our debt was $35 million, $64 million and $65 million in 2021, 2020 and 2019, respectively.

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Maturities of long-term debt as of December 31, 2021 are as follows:

(Dollars in millions)
Year Ending December 31,
2022	$41
2023	171
2024	40
2025	7
2026	7
Thereafter	127
Total principal payments	$393
Note 12. Pension and Other Postretirement Benefits
Retirement Plan Summary Information
The Company maintains multiple pension plans, both contributory and non-contributory, covering employees at certain locations. Eligibility requirements for participation in the plans vary, and benefits generally are based on the participant's compensation and years of service, as defined in the respective plan. The Company's funding policy generally is to contribute in accordance with cost accounting standards that affect government contractors, subject to the Tax Code and regulations thereunder. Plan assets are invested primarily in equities, bonds (both corporate and U.S. government), U.S. government-sponsored entity instruments, cash and cash equivalents and real estate.
The Company also provides postretirement medical benefits for certain retired employees and dependents at certain locations. Participants are eligible for these benefits when they retire from active service and meet the eligibility requirements for the Company's postretirement benefit plans. The Company's contractual arrangements with the U.S. government provide for the recovery of contributions to a Voluntary Employees' Beneficiary Association (“VEBA”) trust and, for non-funded plans, recovery of claims on a pay-as-you-go basis, subject to the Tax Code and regulations thereunder, with the retiree generally paying a portion of the costs through contributions, deductibles and coinsurance provisions.
The Company also maintains certain non-contributory and unfunded supplemental retirement plans. Eligibility for participation in the supplemental retirement plans is limited, and benefits generally are based on the participant's compensation and/or years of service.

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The following tables provide certain information regarding the Company's pension, postretirement and supplemental retirement plans as of December 31, 2021 and 2020:

	Defined Benefit Pension Plans		Postretirement Benefit Plans		Supplemental Retirement Plans
(Dollars in millions)	2021	2020	2021	2020	2021	2020
Change in benefit obligation:
Benefit obligation at beginning of year	$226	$261	$2	$3	$23	$24
Service cost	—	—	—	—	—	—
Interest cost	5	7	—	—	1	1
Plan participants' contributions	—	—	—	—	—	—
Actuarial (gain) loss	(3)	(10)	—	(1)	(1)	(1)
Benefits paid	(13)	(10)	—	—	(1)	(1)
(Gain) loss due to settlement	—	(21)	—	—	—	—
Plan amendments	—	—	—	—	—	—
Exchange rate differences and other	—	(1)	—	—	—	—
Benefit obligation at end of year	$215	$226	$2	$2	$22	$23
Change in plan assets:
Fair value of plan assets at beginning of year	$151	$158	$1	$1	$11	$10
Actual return on plan assets	15	19	—	—	1	1
Plan participants' contributions	—	—	—	—	—	—
Employer contributions	13	6	—	—	1	1
Benefits paid	(13)	(10)	—	—	(1)	(1)
(Loss) gain due to settlement	—	(21)	—	—	—	—
Exchange rate differences and other	—	(1)	—	—	—	—
Fair value of plan assets at end of year	166	151	1	1	12	11
Contributions between measurement date and year end	—	—	—	—	—	—
Funded status of the plans at year end	$(49)	$(75)	$(1)	$(1)	$(10)	$(12)
The amounts recognized in the Consolidated Balance Sheet, as of December 31, 2021 and 2020 consist of:

	Defined Benefit Pension Plans		Postretirement Benefit Plans		Supplemental Retirement Plans
(Dollars in millions)	2021	2020	2021	2020	2021	2020
Noncurrent assets	$—	$—	$1	$1	$—	$—
Current liabilities	—	—	—	—	—	—
Noncurrent liabilities	(49)	(75)	(2)	(2)	(10)	(11)
Net liability recognized	$(49)	$(75)	$(1)	$(1)	$(10)	$(11)

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Amounts recognized in accumulated other comprehensive income (before taxes) at December 31, 2021 and 2020 consist of:

	Defined Benefit Pension Plans		Postretirement Benefit Plans		Supplemental Retirement Plans
(Dollars in millions)	2021	2020	2021	2020	2021	2020
Prior service cost	$—	$—	$—	$—	$—	$—
Net actuarial loss (gain)	40	52	(1)	(2)	6	7
Total amount recognized in accumulated other comprehensive losses (earnings)	$40	$52	$(1)	$(2)	$6	$7
The aggregate accumulated benefit obligation (“ABO”) for the Company's defined benefit pension plans combined was $237 million and $249 million at December 31, 2021 and 2020, respectively. The ABO represents benefits accrued without assuming future compensation increases to plan participants and is approximately equal to our projected benefit obligation (“PBO”).The table below presents information for the pension plans with an ABO and PBO in excess of the fair value of plan assets at December 31, 2021 and 2020.

(Dollars in millions)	December 31, 2021	December 31, 2020
Projected benefit obligation	$237	$249
Accumulated benefit obligation	237	249
Fair value of plan assets	178	162
The following table summarizes the weighted average actuarial assumptions used to determine our benefit obligations at December 31, 2021 and 2020:

	Defined Benefit Pension Plans		Postretirement Benefit Plans		Supplemental Retirement Plans
	2021	2020	2021	2020	2021	2020
Rate assumptions
Discount rate	2.8%	2.4%	2.6%	4.3%	2.8%	2.5%
Increase in future compensation levels	N/A	N/A	N/A	N/A	N/A	N/A
Expected long-term return on plan assets	5.9%	6.4%	5.9%	6.4%	N/A	N/A
Health care trend rate assumed for next year	N/A	N/A	4.6%	5.4%	N/A	N/A
Ultimate health care trend rate	N/A	N/A	4.3%	4.3%	N/A	N/A
Year rate reaches ultimate trend rate	N/A	N/A	2031	2031	N/A	N/A

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The following table summarizes the components of net periodic benefit cost for the Company's pension, postretirement and supplemental retirement plans for the years ended December 31, 2021 and 2020 and 2019:

	Defined Benefit Pension Plans			Postretirement Benefit Plans			Supplemental Retirement Plans
(Dollars in millions)	2021	2020	2019	2021	2020	2019	2021	2020	2019
Service cost	$—	$—	$—	$—	$—	$—	$—	$—	$—
Interest cost	$5	$7	$7	$—	$—	$—	$1	$1	$1
Expected return on plan assets	$(7)	$(8)	$(7)	$—	$—	$—	$—	$—	$—
Amortization of net actuarial loss (gain)	$2	$3	$2	$(1)	$(1)	$—	$—	$—	$—
Amortization of prior service cost	$—	$—	$—	$—	$—	$—	$—	$—	$—
Settlement expense (income)	$—	$3	$—	$—	$—	$—		$—	$—
Net periodic benefit cost	$—	$5	$2	$(1)	$(1)	$—	$1	$1	$1
The following table summarizes the other changes in plan assets and benefit obligations recognized in other comprehensive earnings for the Company's pension, postretirement and supplemental retirement benefit plans for the years ended December 31, 2021 and 2020 and 2019:

	Defined Benefit Pension Plans			Postretirement Benefit Plans			Supplemental Retirement Plans
(Dollars in millions)	2021	2020	2019	2021	2020	2019	2021	2020	2019
Net actuarial (gain) loss	$(11)	$(21)	$19	$—	$(1)	$(1)	$(1)	$(1)	$4
Prior service cost	—	—	—	—	—	—	—	—	—
Amortization of net actuarial (loss) gain from prior years	(2)	(6)	(2)	1	1	—	—	—	—
Amortization of prior service cost	—	—	—	—	—	—	—	—	—
Other(1)	—	—	—	—	—	—	—	—	—
Total recognized in other comprehensive income	$(13)	$(27)	$17	$1	$—	$(1)	$(1)	$(1)	$4
__________________
(1)Includes foreign exchange translation
The following table summarizes the weighted average actuarial assumptions used to determine our net periodic cost of the plans for the years ended December 31, 2021, 2020 and 2019:

	Defined Benefit Pension Plans			Postretirement Benefit Plans			Supplemental Retirement Plans
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Rate assumptions
Discount rate	2.8%	2.7%	3.6%	2.1%	2.8%	3.3%	2.4%	2.4%	3.5%
Expected long - term return on plan assets	6.4%	6.3%	6.9%	6.4%	5.8%	5.7%	N/A	N/A	N/A
Increase in future compensation levels	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Health care trend rate assumed for next year	N/A	N/A	N/A	5.8%	6.0%	6.5%	N/A	N/A	N/A
Ultimate health care trend rate	N/A	N/A	N/A	4.5%	4.5%	4.5%	N/A	N/A	N/A
Year rate reaches ultimate trend rate	N/A	N/A	N/A	2030	2029	2027	N/A	N/A	N/A

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The expected long-term return on plan assets assumption represents the average rate that the Company expects to earn over the long-term on the assets of the Company's benefit plans, including those from dividends, interest income and capital appreciation. The assumption has been determined based on expectations regarding future rates of return for the plans' investment portfolio, with consideration given to the allocation of investments by asset class and historical rates of return for each individual asset class.
A one percentage increase or decrease in healthcare trend rates in the table above would have an insignificant impact to our service and interest cost and the postretirement medical obligations.
Plan Assets
The Company is responsible for formulating the investment policies and strategies for each plan's assets. Presently all of the plans are governed by a single investment policy and are uniformly invested. As part of the policy statement the Company has implemented a glide path which adjusts the percentage of assets invested in return seeking assets based upon the attainment of specific funding percentages. The non-return seeking assets are invested primarily in bonds with maturities closely matching the anticipated payment of benefits.
The table below represents all of the Company's funded pension plans' and postretirement benefit plans' weighted-average asset allocation at December 31, 2021 and 2020 by asset category:

	Asset Allocation
	2021	2020
Asset Category
Equity securities	41%	55%
Debt securities	47%	33%
Real estate	6%	6%
Other, primarily cash and cash equivalents, and hedge funds	6%	6%
The table below presents the target allocation ranges for each major asset category for the Company's benefit plans for the years ended December 31, 2021 and 2020.

Target Asset Allocation Range
	2021	2020
Asset Category
Equity securities	40% - 60%	40% - 60%
Debt securities	30% - 50%	40% - 50%
Real estate	5% - 10%	5% - 10%
Other, primarily cash and cash equivalents and hedge funds	5% - 10%	5% - 10%

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The following tables provides the fair value of plan assets held by our defined benefit plan by asset category and by fair value hierarchy level. Certain investments are measured at their NAV per share and do not have readily determined fair values. As such, these investments are not subject to leveling in the fair value hierarchy.

	December 31, 2021
(Dollars in millions)	Level 1	Level 2	Level 3	Total
Asset category
Investments measured at fair value:	$—	$—	$—	$—
Cash and cash equivalents	$11	$—	$—	$11
Equity securities	6	—	—	6
Debt securities	—	—	—	—
Total	$17	$—	$—	$17
Investments measured at NAV:
Collective trust funds	—	—	—	162
Equity and fixed income funds	—	—	—	—
Total	$17	$—	$—	$179

	December 31, 2020
(Dollars in millions)	Level 1	Level 2	Level 3	Total
Asset category
Investments measured at fair value:
Cash and cash equivalents	$9	$—	$—	$9
Equity securities	6	—	—	6
Debt securities	—	—	—	—
Total	$15	$—	$—	$15
Investments measured at NAV:
Collective trust funds	—	—	—	148
Equity and fixed income funds	—	—	—	—
Total	$15	$—	$—	$163
For the year ended December 31, 2022, the Company expects to contribute $5 million to its pension plans and an inconsequential amount to its postretirement plans. During 2020 the Company deferred approximately $7 million in pension contributions until 2021 under the CARES Act and IRS Notice 2020-82, which was included in the total pension contributions for 2021 of $13 million.
The following table presents expected pension and postretirement benefit payments over the next 10 years:

(Dollars in millions)	Defined Benefit Pension Plans	Postretirement Benefit Plans	Supplemental Retirement Plans
Year Ending December 31,
2022	$12	$—	$1
2023	12	—	1
2024	13	—	1
2025	13	—	1
2026	13	—	1
2027-2031	63	—	6

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Defined Contribution Plans
The Company maintains defined contribution plans covering substantially all domestic full-time eligible employees. The Company's contributions to these plans for the years ended December 31, 2021, 2020 and 2019 amounted to $22 million, $21 million and $19 million, respectively.
Note 13. Equity Method Investments
Our share of net earnings related to our equity method investments was $2 million, $3 million and $2 million for the years ended December 31, 2021, 2020 and 2019, respectively, which was included in our Advanced Sensing and Computing business segment operating profit.
Below is a list of the entities accounted for under the equity method and recorded in other noncurrent assets on our Consolidated Balance Sheet:

	% of Ownership		Carrying Value
(Dollars in millions)	2021	2020	2021	2020
Advanced Acoustics Concepts, LLC	51%	51%	$27	$25
Note 14. Share-based compensation plans
The Company does not have any share-based compensation plans. See Note 6: Other Liabilities, for information regarding cash compensation.
Note 15. Commitments and Contingencies
Commitments
The Company’s commitments are primarily related to our lease and credit agreements. See Note 9: Leases and Note 11: Debt for additional information on our leases and credit agreements.
Contingencies
From time to time we are subject to certain legal proceedings and claims in the ordinary course of business. These matters are subject to many uncertainties and it is possible that some of these matters ultimately could be decided, resolved or settled in a manner adverse to us. Although the precise amount of liability that may result from these matters is not ascertainable, the Company believes that any amounts exceeding the Company's recorded accruals should not materially adversely affect the Company's financial condition or liquidity. It is possible, however, that the ultimate resolution of those matters could result in a material adverse effect on the Company's results of operations and/or cash flows from operating activities for a particular reporting period. We establish reserves for specific legal matters when we determine that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable.
Some environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (also known as “CERCLA” or the “Superfund law”) and similar state statutes, can impose liability upon former owners or operators for the entire cost of investigating and remediating contaminated sites regardless of the lawfulness of the original activities that led to the contamination. In July 2000, an entity which later became a subsidiary of the Company received a Section 104(e) Request for Information (“RFI”) from the National Park Service (“NPS”), pursuant to CERCLA, regarding the presence of radioactive material at a site within a national park, which site was operated by an alleged predecessor to our subsidiary over 50 years ago. Following the subsidiary’s response to the RFI, the NPS directed it and another alleged former operator to perform an Engineering Evaluation and Cost Analysis (“EE/CA”) of a portion of the site. The Company’s subsidiary made a good faith offer to conduct an alternative EE/CA work plan, but the NPS rejected this offer and opted to perform the EE/CA itself. The NPS previously posted its intention to open a formal public comment period regarding the EE/CA at the end of 2019. To the Company’s knowledge, the EE/CA has not been released and a public comment period has yet to be opened.

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Following completion of the EE/CA, the NPS may seek reimbursement for its investigative and remedial efforts to date, or direct one or more of the potentially responsible parties to perform any remediation that may be required by CERCLA or may enter an alternative dispute resolution proceeding to attempt to resolve each party’s share. In addition, the NPS may seek to recover damages for loss of use of certain natural resources. The Company believes that it has legitimate defenses to its subsidiary’s potential liability and that there are other potentially responsible parties for the environmental conditions at the site, including the U.S. government as owner, operator and arranger at the site. The potential liability associated with this matter could change substantially due to such factors as additional information on the nature or extent of contamination, methods of remediation that might be recommended or required, changes in the apportionment of costs among the responsible parties, whether the NPS seeks to recover additional damages, whether the NPS’s plans to investigate additional areas to identify a need for further remedial action for which the Company may be identified as a potentially responsible party and other actions by governmental agencies or private parties.
The Company has recorded its best estimate of damages and its share of remediation costs related to the site to reflect what we and our advisors reasonably believe we would be liable for based on the current information and circumstances of the claim, exclusive of other potential liabilities that may be asserted in the future.
In the performance of our contracts we routinely request contract modifications that require additional funding from the customer. Most often, these requests are due to customer-directed changes in the scope of work. While we are entitled to recovery of these costs under our contracts, the administrative process with our customer may be protracted. Based on the circumstances, we periodically file requests for equitable adjustment (“REAs”) that are sometimes converted into claims. In some cases, these requests are disputed by our customer. We believe our outstanding modifications, REAs and other claims will be resolved without material impact to our results of operations, financial condition or cash flows.
As a government contractor, with customers including the U.S. government as well as various state and local government entities, the Company may be subject to audits, investigations and claims with respect to its contract performance, pricing, costs, cost allocations and procurement practices. Additionally, amounts billed under such contracts, including direct and indirect costs, are subject to potential adjustments before final settlement.
Management believes that adequate provisions for such potential audits, investigations, claims and contract adjustments, if any, have been made in the Consolidated Financial Statements.
Restructuring costs
We engage in targeted restructuring initiatives in order to rationalize headcount and align our operations in a more strategic and cost-efficient structure. In connection with these restructuring initiatives we recorded charges totaling $5 million, $12 million and $20 million for the years ended December 31, 2021, 2020 and 2019, respectively. Costs incurred were related to employee termination and severance costs, as well as costs related to discontinuing product lines or closing down of locations. Charges were recorded within other operating expenses, net, with the exception of costs incurred related to the write-down of inventory, which were recorded in cost of

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
products. See the table below for a breakout of restructuring costs incurred by segment and by nature of cost incurred:

	Year Ended December 31,
(Dollars in millions)	2021	2020	2019
ASC
Severance	$5	$6	$1
Facility abandonment	—	—	3
Inventory	—	—	2
Total ASC	5	6	6
IMS
Severance	—	—	2
Facility abandonment	—	6	6
Inventory	—	—	5
Total IMS	—	6	13
Corporate
Severance	—	—	—
Facility abandonment	—	—	1
Inventory	—	—	—
Total Corporate	—	—	1
Total	$5	$12	$20
The following is a summary of changes in the restructuring provision balance during the years ended December 31, 2020 and 2021:

(Dollars in millions)
Balance at January 1, 2020	$4
Additional provision	12
Reversal and utilization	(15)
Balance at December 31, 2020	1
Additional provision	5
Reversal and utilization	(2)
Balance at December 31, 2021	$4
Product Warranties
Product warranty costs generally are accrued in proportion to product revenue realized in conjunction with our over-time revenue recognition policy. Product warranty expense is recognized based on the term of the product warranty, generally one year to three years, and the related estimated costs, considering historical claims expense. Accrued warranty costs are reduced as these costs are incurred and as the warranty period expires, and otherwise

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
may be modified as specific product performance issues are identified and resolved. The following is a summary of changes in the product warranty balances during the years ended December 31, 2020 and 2021:

(Dollars in millions)
Balance at January 1, 2020	$13
Additional provision	16
Reversal and utilization	(12)
Balance at December 31, 2020	17
Additional provision	17
Reversal and utilization	(15)
Balance at December 31, 2021	$19
Note 16. Related Party Transactions
Under our current proxy agreement, DRS remains largely independent from the Parent. Additionally, the Company provides services related to the US interface for the Parent and its other affiliates. These services include financial, tax, trade compliance, marketing and communications and legal.
The Company also has related-party sales with the Parent and its other affiliates that occur in the regular course of business. Related-party sales for these transactions are included in revenues and were $11 million, $26 million and $16 million for the years ended December 31, 2021,2020 and 2019, respectively. The receivables related to these transactions with the Parent and its other affiliates of $2 million and $5 million, respectively, and payables of $1 million and $8 million, respectively, are included in accounts receivable and accounts payable in our Consolidated Balance Sheet as of December 31, 2021 and 2020.
The Company entered into a Surplus Treasury Agreement with US Holding (the “Surplus Agreement”) in December 2019. The Surplus Agreement allows the Company to advance excess funds to US Holding when funds are available. The advances bear interest at LIBOR plus between 5 and 20 basis points depending on the tenor of the advance. As of December 31, 2021 and 2020, the Company had advanced $0 million and $115 million to US Holding, which is presented on the balance sheet as a related party note receivable.
During 2020, US Holding forgave $300 million of related party debt. This was treated as a capital transaction and the amount was recorded in additional paid-in capital, as US Holding is a related party.
The Company entered into Tax Allocation Agreement with US Holding, dated as of November 16, 2020. Refer to Note 1: Summary of Significant Accounting Policies for more information.
Note 17. Segment Information
Operating segments represent components of an enterprise for which separate financial information is available that is regularly reviewed by the CODM in determining how to allocate resources and assess performance. Our Chief Executive Officer is our CODM and he uses a variety of measures to assess the performance of the Company as a whole, depending on the nature of the activity. The Company’s operating and reportable segments consist of ASC and IMS. All other operations, which consists primarily of DRS Corporate Headquarters and certain non-operating subsidiaries of the Company, are grouped in Corporate & Eliminations.
We primarily use Adjusted EBITDA to manage the Company and allocate resources. Adjusted EBITDA of our business segments includes our net earnings before income taxes, amortization of acquired intangible assets, depreciation, restructuring costs, interest, deal related transaction costs , acquisition and divestiture related expenses, foreign exchange, COVID-19 response costs, non-service pension expenditures and other one-time non-operational events. Adjusted EBITDA is used to facilitate a comparison of the ordinary, ongoing and customary course of our operations on a consistent basis from period to period and provide an additional understanding of factors and trends affecting our business segments. This measure assists the CODM in assessing segment operating performance

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
consistently over time without the impact of our capital structure, asset base and items outside the control of the management team and expenses that do not relate to our core operations.
Certain information related to our segments for the years ended December 31, 2021, 2020 and 2019, is presented in the following tables. Consistent accounting policies have been applied by all segments within the Company, within all reporting periods. A description of our reportable segments as of December 31, 2021 and 2020 has been included in Note 1: Summary of Significant Accounting Policies. Transactions between segments generally are negotiated and accounted for under terms and conditions that are similar to other government and commercial contracts; however, these intercompany transactions are eliminated in consolidation.
Total revenues and intersegment revenues by segment for the years ended December 31, 2021, 2020 and 2019 consists of the following:

(Dollars in millions)	2021	2020	2019
ASC	$1,940	$1,958	$1,810
IMS	959	834	917
Corporate & Eliminations	(20)	(14)	(13)
Total revenue	$2,879	$2,778	$2,714

(Dollars in millions)	2021	2020	2019
ASC	$19	$13	$12
IMS	1	1	1
Total intersegment revenue	$20	$14	$13
Depreciation by segment as of December 31, 2021, 2020 and 2019 consists of the following:

(Dollars in millions)	2021	2020	2019
ASC	$33	$30	$29
IMS	16	14	13
Total depreciation	$49	$44	$42
Total assets by segment as of December 31, 2021 and 2020 consist of the following:

(Dollars in millions)	2021	2020(1)
ASC	$1,545	$1,563
IMS	1,145	1,018
Corporate & Eliminations	379	375
Total assets	$3,069	$2,956
__________________
(1)The 2020 amounts have been adjusted to reflect the correction of the allocation of certain assets within each segment.

LEONARDO DRS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Reconciliation of reportable segment Adjusted EBITDA to Net Earnings (loss) consists of the following:

(Dollars in millions)	2021	2020	2019
Adjusted EBITDA
ASC	$220	$213	$169
IMS	90	55	63
Corporate & Eliminations	—	—	2
Total Adjusted EBITDA	$310	$268	$234
Amortization of intangibles	(9)	(9)	(9)
Depreciation	(49)	(44)	(42)
Restructuring costs	(5)	(12)	(20)
Interest expense	(35)	(64)	(65)
Deal related transaction costs	(5)	(9)	—
Acquisition and divestiture related expenses	—	—	—
Foreign exchange	(1)	(1)	—
COVID-19 response costs	(6)	(12)	—
Non-service pension expense	—	(5)	(3)
Other one-time non-operational events	—	—	—
Income tax provision	(46)	(27)	(20)
Net earnings	$154	$85	$75
Note 18. Subsequent Events
The Company has evaluated subsequent events through August 2, 2022, which represents the date on which the Consolidated Financial Statements were issued.
On March 21, 2022, the Company entered into a definitive agreement to sell its Global Enterprise Solutions (GES) business to SES Government Solutions, Inc., a wholly owned subsidiary of SES S.A., for $450 million in cash. GES, which was part of the ASC segment for all periods reported, provides commercial satellite communications to the U.S. Government and delivers satellite communications and security solutions to customers worldwide. SES S.A. has guaranteed the payment of the purchase price and performance of all other obligations of SES Government Solutions, Inc. under the agreement. The transaction was completed on August 1, 2022.
In February 2022, the Leonardo DRS Board of Directors approved the strategic initiative to divest of the Company’s interest in AAC. On April 19, 2022, we entered into a definitive sales agreement to divest our share of our current equity investment in Advanced Acoustic Concepts (AAC) to Thales Defense & Security, Inc (TDSI), the minority partner in the Joint Venture. The sale was completed on July 8, 2022.
On June 21, 2022, the Company entered into a definitive agreement with RADA Electronic Industries Ltd., a leading provider of advanced software-defined military tactical radars, to merge and become a combined public company. Upon closing of the transaction, which is expected in the fourth quarter of 2022, RADA will become a wholly-owned subsidiary of Leonardo DRS.

ANNEX A
AGREEMENT AND PLAN OF MERGER
Among
RADA ELECTRONIC INDUSTRIES LTD.,
LEONARDO DRS, INC.
and
BLACKSTART LTD
Dated as of June 21, 2022

4.2 Capital Structure of the Company.	13
4.3 Corporate Authority; Approval and Fairness	15
4.4 Governmental Filings; No Violations; Certain Contracts, Etc.	15
4.5 Company Reports; Financial Statements; Internal Controls	16
4.6 Absence of Certain Changes	19
4.7 Litigation and Liabilities	20
4.8 Employee Benefits	20
4.9 Labor Matters	22
4.10 Compliance with Laws; Licenses	25
4.11 Takeover Statutes; Stockholder Rights Agreements	27
4.12 Environmental Matters	27
4.13 Tax Matters	28
4.14 Real Property.	31
4.15 Title to Tangible Property	31
4.16 Intellectual Property	32
4.17 Insurance	35
4.18 Company Material Contracts	36
4.19 Suppliers and Customers	42
4.20 Products	43
4.21 Transactions with Affiliates	43
4.22 Company FOCI Mitigation Agreement	43
4.23 Information Supplied	44
4.24 Brokers and Finders	44
4.25 Acknowledgement of No Other Representations or Warranties	44

Article V

Representations and Warranties of Parent and Merger Sub	45

5.1 Organization, Good Standing and Qualification	46
5.2 Capital Structure of Parent; Capitalization of Merger Sub	46
5.3 Corporate Authority; Approval	47
5.4 Governmental Filings; No Violations	48
5.5 Parent Reports; Financial Statements; Internal Controls.	48
5.6 Absence of Certain Changes	49
5.7 Litigation and Liabilities	49
5.8 Compliance with Laws	50
5.9 Tax Matters	50
5.10 Brokers and Finders	51
5.11 Affiliate Transactions	51
5.12 Solvency	51
5.13 Acknowledgement of No Other Representations or Warranties	51

Article VI

Covenants	53

6.1 Interim Operations	53
6.2 Acquisition Proposals; Change in Recommendation	58
6.3 Prospectus/Proxy Filing; Information Supplied	62
6.4 Company Shareholders Meeting	64
6.5 Merger Proposal; Certificate of Merger	65
6.6 Cooperation; Efforts to Consummate	66
6.7 Status; Notifications	70
6.8 Information; Access and Reports	71
6.9 Stock Exchange Listing and Delisting	72
6.10 Publicity	72
6.11 Employee Benefits	72
6.12 Taxation.	74
6.13 Expenses.	74
6.14 Indemnification; Directors’ and Officers’ Insurance	74
6.15 Takeover Statutes	75
6.16 Transaction Litigation	75
6.17 Registration Rights Agreement; Cooperation Agreement; Affiliate Agreements	76
6.18 Financing Cooperation.	76
6.19 Surviving Corporation Matters.	77
6.20 Tax Rulings.	77
6.21 Exclusivity	79

Article VII

Conditions	80

7.1 Conditions to Obligation of Each Party	80
7.2 Conditions to Obligation of Parent and Merger Sub	81
7.3 Conditions to Obligation of the Company	82

Article VIII

Termination	83

8.1 Termination by Mutual Written Consent	83
8.2 Termination by Either Parent or the Company	83
8.3 Termination by Parent	83
8.4 Termination by the Company	84
8.5 Effect of Termination and Abandonment	85

Article IX

Miscellaneous and General	87

9.1 Survival	87
9.2 Modification or Amendment; Waiver	87
9.3 Counterparts	87
9.4 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	88
9.5 Specific Performance	89
9.6 Notices	89
9.7 Entire Agreement	90
9.8 Third Party Beneficiaries	91
9.9 Non-Recourse	91
9.10 Fulfillment of Obligations	92
9.11 Severability	92
9.12 Successors and Assigns	92
9.13 Definitions	93
9.14 Interpretation and Construction	95

EXHIBITS
Exhibit A    Form of Registration Rights Agreement
Exhibit B    Form of Cooperation Agreement

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 21, 2022, is entered into by and among RADA Electronic Industries Ltd., a company organized under the laws of the State of Israel (the “Company”), Leonardo DRS, Inc., a Delaware corporation (“Parent”), and Blackstart Ltd, a company organized under the laws of the State of Israel and a wholly-owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).
RECITALS
WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (the “ICL”);
WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger (the “Transactions”), are advisable, fair to, and in the best interests of, the Company and the holders of ordinary shares, par value NIS 0.03 per share, of the Company (the “Company Ordinary Shares”) and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation (as defined below) will be unable to fulfill the obligations of the Company to its creditors; (b) approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement; and (c) determined to recommend that the holders of Company Ordinary Shares approve this Agreement and the Transactions;
WHEREAS, the board of directors of Parent (the “Parent Board”) has (a) determined that this Agreement and the Transactions are advisable and are fair to and in the best interests of Parent and its stockholder and (b) approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that this Agreement and the Transactions are advisable, fair to and in the best interests of Merger Sub and its shareholder, respectively, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors and (b) approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, it is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”); and
WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:
ARTICLE I
THE MERGER
1.1The Merger.  On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger) in accordance with the ICL.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall (a) become a wholly-owned direct Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) continue to maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.
1.2Closing.  The closing of the Merger (the “Closing”) shall take place remotely via the electronic exchange of documents, at 2:00 p.m. (Israel time) on the third (3rd) Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or at such other date, time or place (or by means of remote communication) as the Company and Parent may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).
1.3Effective Time.  As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Companies Registrar of the Israeli Corporations Authority (the “Companies Registrar”) a notice of the contemplated Merger (the “Merger Notice”) and the proposed date of the Closing, in which the Parties shall request that the Companies Registrar issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) on the date that the Parties shall provide notice to the Companies Registrar that the Closing has occurred, and the Parties shall deliver such notice to the Companies Registrar on the Closing Date.  The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”), which shall occur on the Closing Date.
1.4Effect of Merger. The Merger shall have the effects set forth in the ICL and this Agreement.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of Company Ordinary Shares or other Company Securities, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation, (b) all the properties, rights, privileges, powers and franchises of the

Company and Merger Sub shall vest in the Surviving Corporation, (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Corporation) shall continue unaffected by the Merger, in accordance with the ICL.
1.5The Articles of Association of the Surviving Corporation. The articles of association of the Company as in effect immediately prior to the Effective Time shall be the articles of association of the Surviving Corporation (the “Articles of Association”), until duly amended as provided therein or by applicable Law.
1.6The Memorandum of Association of the Surviving Corporation. The memorandum of association of the Company as in effect immediately prior to the Effective Time shall be the memorandum of association of the Surviving Corporation (the “Memorandum of Association”), until thereafter amended as provided therein or by applicable Law.
1.7Proxy Agreement.
(a)The Proxy Agreement shall continue to remain in effect as of and following the Effective Time, until thereafter amended as provided therein.  The Company shall take all actions necessary and cooperate with Parent such that the Company and its Subsidiaries are covered by the Proxy Agreement at the Closing or promptly following the Closing, including by entering into a commitment letter with Parent and DCSA with respect to the same prior to the Closing.  The Parties agree that Parent, the Company and its Subsidiaries, as may be applicable, shall promptly pursue and take all actions necessary to effectuate the administrative termination of each Company FOCI Mitigation Agreement effective as of the Closing.
(b)The Parties agree that, subject to the commitment letter to be entered into with DCSA and U.S. national industrial security requirements applicable to certain Subsidiaries of the Company and the Parent, the Parties intend for the Company and its Subsidiaries, following Closing, to operate as a distinct business within the Parent’s structure, and for the officers of the Company and its Subsidiaries, as may be applicable, to be the leaders of and manage that business following Closing, pursuant to any necessary corporate authorizations, consistent with the governance and management structure of the Parent, in each case, to the extent consistent with and as more specifically provided in Section 6.19.
1.8Directors of the Surviving Corporation.  The Parties shall take all actions necessary (including, in the case of the Company, procuring the resignations of the directors of the Company, as applicable) so that the board of directors of the Surviving Corporation shall, from and after the Effective Time, be the individuals set forth on Section 1.1(c) of the Parent Disclosure Letter until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association and the Memorandum of Association.
1.9Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of the Surviving Corporation shall, from and after the Effective Time, be the individuals that are officers of the Company immediately prior to the Effective Time until the board of directors of the Surviving Corporation or Parent decide otherwise or its  successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association and the Memorandum of Association.
ARTICLE II
MERGER CONSIDERATION; EFFECT OF THE MERGER ON CAPITAL STOCK
2.1Merger Consideration; Conversion of Company Ordinary Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, each Company Ordinary Share issued and outstanding immediately prior to the Effective Time other than Excluded Shares (such Company Ordinary Shares, the “Eligible Shares”) shall be converted into, and become exchangeable for one (the “Exchange Ratio”) share of Parent’s common stock, par value $0.01 per share (the “Parent Common Stock”) (such number of shares of Parent Common Stock, the “Merger Consideration”).  It is clarified that shares of Parent Common Stock issued in exchange for 102 Shares shall be deposited with the 102 Trustee, all subject to and pursuant to the provisions of Section 102(b)(2) and Section 102(b)(3) of the Ordinance and the Option Tax Ruling.  Immediately prior to the Effective Time, the shares of Parent Common Stock held by Parent US Holding will be split (rounded up to the nearest whole share), as necessary (the “Stock Split”), such that, immediately following the Effective Time and the issuance of the shares of Parent Common Stock to holders of Company Ordinary Shares and the treatment of Company Options contemplated by Section 2.5, (a) Parent US Holding will hold 80.5% of the issued and outstanding shares of Parent Common Stock on a fully diluted basis (it being understood that (i) Parent US Holding’s ownership percentage shall include 50% of any awards or other equity interests that Parent may issue pursuant to entitlements under any grants of Founder Shares, (ii) the foregoing percentage calculation shall exclude any awards or other equity interests that Parent may issue pursuant to entitlements under the Parent LTIP and 50% of any awards or other equity interests that Parent may issue pursuant to entitlements in connection with any grants of Founder Shares and (iii) the foregoing percentage calculation shall assume a reference price for Company Options equal to the VWAP of the Company Ordinary Shares on the NASDAQ for the ten Trading Days immediately prior to the Closing Date) and (b) the holders of Company Ordinary Shares, Company Vested Options, Company Unvested Options (or Parent Stock Options pursuant to Section 2.5(a)) and other Company Securities will hold or have entitlements to 19.5% of the issued and outstanding shares of Parent Common Stock on a fully diluted basis (it being understood that the foregoing percentage calculation shall exclude any awards or other equity interests that Parent may issue pursuant to entitlements under the Parent LTIP or the issuance of any Founder Shares) (the equity allocation contemplated by the foregoing clauses (a) and (b), the “Post-Closing Equity Split”).  In the event the Stock Split is effected, it is intended that, for U.S. federal income tax purposes, (a) the Stock Split shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code, (b) Parent be a party to such reorganization within the meaning of Section 368(b) of the Code, and that (c) this Agreement be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.  For illustrative purposes only, the Parent’s Chief Financial Officer has delivered to the Company’s Chief Financial Officer prior to the execution of this Agreement a correct and complete illustrative calculation (indicating for purposes of identification that such illustrative calculation is being delivered pursuant to this Section 2.1) of the fully diluted equity ownership and the basic share ownership of Parent immediately following the Effective Time, the issuance of the shares of Parent Common Stock to holders of Company Ordinary Shares, the Stock Split and the resulting Post-Closing Equity Split and the treatment of Company Options contemplated by Section 2.5.
2.2Conversion of Company Ordinary Shares.  By virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, all of the Eligible Shares shall represent the right to receive the Merger Consideration pursuant to this Article II, shall be deemed to have been transferred to Parent in exchange for the right to receive the Merger Consideration, and each holder of a certificate representing any of the Eligible Shares (each, a “Certificate”) and each holder of evidence of shares in book-entry account representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any dividends or other distributions pursuant to Section 3.3.
2.3Cancellation of Excluded Shares.  Each Excluded Share shall, by virtue of  the Merger and without any action on the part of the Parties or any holder of any Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist.
2.4Merger Sub.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties, all ordinary shares, each of par value NIS 0.01, of Merger Sub issued and outstanding immediately prior to the Effective Time shall cease to exist and be deemed as having been automatically and without further action converted into and become the Eligible Shares, which shall constitute the only outstanding ordinary shares of the Surviving Corporation on a fully diluted basis immediately following the Effective Time, and, for the avoidance of doubt, all of which shall be owned by Parent immediately following the Effective Time. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Corporation.
2.5Treatment of Equity Awards.
(a)Company Options.  As of the Effective Time, each option to purchase Company Ordinary Shares under the Stock Plans that is outstanding, whether vested (“Company Vested Option”) or unvested (“Company Unvested Option”, and collectively with the Company Vested Option, each a “Company Option”), as of immediately prior to the Effective Time shall be, without any action on the part of any holder thereof, assumed by Parent and substituted with an option to purchase shares of Parent Common Stock (the “Option Consideration”), in accordance with the terms of the New Stock Incentive Plan and stock option agreement by which it is evidenced (“Parent Stock Option”), in accordance with the terms of the Option Tax Ruling, except that from and after the Effective Time, (i) the number of shares of Parent Common Stock subject to such Parent Stock Options shall be equal to the number of Company’s Ordinary Shares subject to such Company Options immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, and (ii) the per share exercise price under each such Parent Stock Option shall be equal to the exercise price per Company Ordinary Share of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent); provided, however, that the assumption and substitution of the Company Options for the Parent Stock Options shall be effected in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided in this Section 2.5(a), the right of each holder of a Company Option to exercise the Parent Stock Option will be subject to substantially the same terms and conditions (including the applicable vesting schedule) as were applicable to the Company Option immediately prior to the Effective Time, including the same vesting restrictions and continued service requirements and the same rights to vesting upon a qualifying termination of employment to the extent applicable.
(b)Company Actions.  At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board (the “Company Compensation Committee”), as applicable, shall adopt any resolutions and take any actions that are necessary to (x) effectuate the treatment of the Company Options pursuant to Section 2.5(a) and (y) cause the Stock Plans to terminate at or immediately prior to the Effective Time. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Company Ordinary Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options.
2.6Tax Consequences of the Merger.  It is intended that, for U.S. federal income tax purposes, (i) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) Parent, the Company and Merger Sub shall each be a party to such reorganization within the meaning of Section 368(b) of the Code, and that (iii) this Agreement be and is adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and the applicable Treasury Regulations.
ARTICLE III
DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER
3.1Exchange Agent.  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with an exchange agent selected by Parent (the “Exchange Agent”), for the benefit of the holders of Eligible Shares, an aggregate number of shares of Parent Common Stock to be issued in non-certificated book-entry form comprising the amounts required to be delivered in respect of Eligible Shares pursuant to Section 2.1.  Such shares of Parent Common Stock, cash and the amount of any dividends or other distributions (that were made following the Effective Time) deposited with the Exchange Agent pursuant to this Section 3.1, being the “Exchange Fund”.  The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited by the Exchange Agent as reasonably directed by Parent. To the extent that there are losses with respect to such deposits, a default of an applicable bank or for any other reason any amount in the Exchange Fund is below that required to make prompt payment of the Merger

Consideration and the other payments contemplated by this Article III, Parent shall promptly replace, restore or supplement the shares of Parent Common Stock or cash, as applicable, in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate Merger Consideration and the other payments contemplated by this Article III. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1 or other payments contemplated by this Article III may, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.
3.2Procedures for Surrender.
(a)With respect to Certificates, as promptly as reasonably practicable after the Effective Time (but no later than the third (3rd) Business Day thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of each such Certificate (i) notice advising such holders of the effectiveness of the Merger, (ii) a letter of transmittal in customary form, which shall specify that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) to the Exchange Agent (the “Letter of Transmittal”), (iii) a duly completed and validly executed declaration and/or Valid Tax Certificate (or such other forms as may be required under any applicable Law, the 104H Tax Ruling, each in such form as may be reasonably requested by the Exchange Agent, or such forms as prescribed in the Withholding Tax Ruling in which the holder of record of each such Certificate provides certain information necessary for the Exchange Agent to determine whether any amounts need to be withheld from the consideration payable or otherwise deliverable to such holder hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling), and (iv) instructions for surrendering a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7)) to the Exchange Agent.  Upon surrender to the Exchange Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of any such Certificate in exchange therefore, as promptly as reasonably practicable thereafter, (x) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to Article II in the name of such record holder and (y) a check in the amount (subject to the provisions of Section 3.8) of any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III.  Any Certificate that has been so surrendered shall be cancelled by the Exchange Agent.
(b)With respect to Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), as promptly as reasonably practicable after the Effective Time (but no later than the third (3rd) Business Day thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Non-DTC Book-Entry Share (i) a notice advising such holders of the effectiveness of the Merger, (ii) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to Article II in the name of such holder of Non-DTC Book-Entry Shares, including instructions for identifying the deposit account through which such Non-DTC Book-Entry Shares are held, and

(iii) a duly completed and validly executed declaration and/or Valid Tax Certificate (or such other forms as may be required under any applicable Tax Law, the 104H Tax Ruling, and the 104H Interim Ruling, and each in such form as may be reasonably requested by the Exchange Agent, or such forms as prescribed in the Withholding Tax Ruling) in which the holder of record of each such Non-DTC Book-Entry Share provides certain information necessary for the Exchange Agent to determine whether any amounts need to be withheld from the consideration payable or otherwise deliverable to such holder hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling), and (iv) a check in the amount (subject to the provisions of Section 3.8) of any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III.
(c)With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees on the Closing Date as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.
(d)No interest will be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.
(e)Shares of Parent Common Stock issued in consideration for 102 Shares, and any cash payable to beneficial holders of 102 Shares shall be transferred to the 102 Trustee to be treated in accordance with the provisions of the Option Tax Ruling.
3.3Distributions with Respect to Un-surrendered Certificates.  All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement.  No dividends or other distributions in respect of shares of Parent Common Stock shall be paid to any holder of any un-surrendered Certificate until the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) is surrendered for exchange in accordance with this Article III.  Subject to applicable Law, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Eligible Shares in accordance with this Article III, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time and prior to surrender, but with a payment date subsequent to surrender.

3.4Transfers.
(a)From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Ordinary Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to such Company Ordinary Shares except the right to receive the Merger Consideration and any unpaid non-stock dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.
(b)With respect to Certificates, in the event of a transfer of ownership of any Certificate that is not registered in the transfer books of the Company as of the Effective Time, the proper number of shares of Parent Common Stock, together with a check for any cash (after giving effect to any required Tax withholdings as provided in Section 3.8) to be paid upon due surrender of the Certificate and any dividends or distributions in respect thereof, may be issued or paid to such a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent. Until surrendered as contemplated by this Section 3.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and any unpaid non-stock dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III.
(c)With respect to Book-Entry Shares, payment of the Merger Consideration, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III, shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time.
3.5No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, Merger Sub, the Surviving Corporation or any other Party will be liable to a holder of Company Securities for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.
3.6Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund and any shares of Parent Common Stock) that remains unclaimed by the 360th day after the Effective Time shall be delivered to Parent. Any holder of Eligible Shares who has not theretofore complied with this Article III shall thereafter look only to Parent for delivery of the Merger Consideration and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.
3.7Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the

Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any unpaid non-stock dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III, had such lost, stolen or destroyed Certificate been surrendered.
3.8Withholding Rights
(a)Each of Parent, Merger Sub, the Surviving Corporation, and the Exchange Agent (and anyone on its behalf, including an Israeli sub-paying agent) (each a “Payor”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Ordinary Shares or Company Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Ordinance, the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the applicable Payor, such withheld amounts (i) shall be timely remitted by the applicable Payor to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Ordinary Shares or Company Options in respect of which such deduction and withholding was made by such Payor. If the applicable Payor (or anyone on its behalf, including an Israeli sub-paying agent) determines that an amount is required to be deducted and withheld with respect to any such payments (other than a compensatory payment or in respect of a failure to provide applicable documentation for the elimination of such deduction or withholding), then the applicable Payor (or anyone on its behalf, including an Israeli sub-paying agent) shall provide notice to the Company as soon as reasonably practicable after such determination. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding) to the extent permitted by applicable Law.
(b)Notwithstanding Section 3.8(a) and subject to any other provision to the contrary in the Withholding Tax Ruling, the 104H Tax Ruling or the 104H Interim Ruling with respect to Israeli Taxes, and in accordance with the Exchange Agent Undertaking provided to Parent prior to the Closing Date by the Exchange Agent, pursuant to Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates) (the “Exchange Agent Undertaking”), the Merger Consideration payable or otherwise deliverable to any recipient hereunder (except for holders of 102 Shares and Company Options) shall be transferred to, and retained by, the Exchange Agent for the respective benefit of each such recipient for a period of 360 days from Closing (including with respect to any consideration deliverable to such recipient as a result of any adjustment pursuant to Section 3.9, from the date on which such consideration becomes deliverable to such recipient) or an earlier date required in writing by a recipient or the ITA (the “Withholding Drop Date”), during which time the Exchange Agent shall not withhold any Israeli Tax from such Merger Consideration except as provided below. During such period, each recipient may obtain a certification or ruling or any other written instructions regarding Tax withholdings issued by the ITA, in form and substance reasonably acceptable to the Exchange Agent, that is applicable to the payments or other consideration to be made to any Person pursuant to this Agreement stating that no withholding, or reduced withholding, of any Israeli Tax is required with respect to such payment or other consideration or providing any other instructions regarding Tax withholding (a “Valid Tax Certificate”).  Where a recipient submits a Valid Tax Certificate to the Exchange Agent no later than three Business Days before the Withholding Drop Date, the Exchange Agent shall withhold and timely transfer to the ITA an amount from such recipient’s portion of the Merger Consideration as specified in the Valid Tax Certificate.
(c)Notwithstanding anything to the contrary in this Agreement, with respect to any recipient of shares of Parent Common Stock (other than holders of 102 Shares or Company Options) pursuant to this Agreement, (i) the shares of Parent Common Stock shall be issued in the name of the Exchange Agent to be held in trust for the relevant recipient and delivered to such recipient in compliance with the withholding requirements under this Section 3.8, (ii) any cash amount payable to such recipient shall not be released, and (iii) to the extent that the Exchange Agent is obliged to withhold Israeli Taxes, such recipient shall provide the Exchange Agent with the amount due with regards to such Israeli Taxes, within five Business Days from receipt of a request from the Exchange Agent to make such payment, and in any event prior to the release of the Merger Consideration deliverable to such recipient, or alternatively, to present to the Exchange Agent a Valid Tax Certificate, or evidence satisfactory to the Exchange Agent that the full applicable Tax amount with respect to such recipient, as reasonably determined by the Exchange Agent, has been withheld.  In the event that such recipient fails to provide the Exchange Agent with the full amount necessary to satisfy such Israeli Taxes or such Valid Tax Certificate evidencing payment of the full applicable Tax amount required to be deducted with respect to such recipient within such timeframe, the Exchange Agent shall be entitled to sell such recipient’s retained shares of Parent Common Stock to the extent necessary to satisfy the full amount due with regards to such Israeli Taxes.  Any costs or expenses incurred by the Exchange Agent in connection with such sale shall be borne by such recipient of shares of Parent Common Stock.  Any such recipient of Parent Common Stock hereby waives, releases and absolutely and forever discharges Parent, the Exchange Agent or anyone acting on their behalf from and against any and all claims for any losses in connection with the sale of any portion of the shares of Parent Common Stock otherwise deliverable to such recipient in compliance with the withholding requirements under this Section 3.8.
(d)Notwithstanding anything to the contrary in this Agreement, if the Withholding Tax Ruling, the 104H Tax Ruling or 104H Interim Ruling shall be obtained and delivered to Parent, the Exchange Agent and the trustee appointed under the 104H Tax Ruling or 104H Interim Ruling, as applicable, prior to the applicable withholding date, then the provisions of the Withholding Tax Ruling, the 104H Tax Ruling or 104H Interim Ruling, as the case may be, shall apply and all applicable withholding procedures with respect to any recipients shall be made in accordance with the provisions of such rulings, as the case may be.
(e)Notwithstanding the above, any consideration paid or issued to a holder of Company Options or 102 Shares will be subject to deduction or withholding of Israeli Tax under the Israeli Tax Ordinance on the 15th day of the calendar month following the month during which the Closing occurs, unless prior to the 15th day of the calendar month following the month during which the Closing occurs, the Israeli 102 Tax Ruling (or the Interim Options Tax Ruling

or other ruling) shall have been obtained providing for no withholding or determining the withholding procedure.
(f)Any withholding made in NIS with respect to payments made hereunder in dollars will be calculated based on a conversion rate on the payment date and in such manner as the Exchange Agent determines to be in compliance with applicable Tax Law and any Tax ruling issued by the ITA.  Any currency conversion commissions will be borne by the applicable consideration recipient and deducted from any consideration to be delivered to such payment recipient.
3.9Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with Article VIII, the issued and outstanding Company Ordinary Shares, Company Options or other Company Securities, the Parent LTIP, the Founder Shares (including any awards or other equity interests that Parent may issue pursuant to entitlements under the Parent LTIP, including the Founder Shares), or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared or any Company Options shall have expired or been granted or terminated (which, in any event, shall be in accordance with Section 6.1), then the Merger Consideration shall be equitably adjusted to provide the holders of Company Ordinary Shares, Company Options or other Company Securities and Parent and Parent US Holding the same economic effect as contemplated by this Agreement prior to such event, including to reflect the Post-Closing Equity Split.  Nothing in this Section 3.9 shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Company Reports filed with or furnished to the SEC following January 1, 2020 (the “Applicable Date”) and prior to the date of this Agreement (excluding (i) any amendments thereto filed after the date hereof, and (ii) any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as of the date of this Agreement (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) that:
4.1Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing (to the extent the concept of good standing is applicable in the relevant jurisdiction) under the Laws of its respective jurisdiction of organization, except in the case of the Company’s Subsidiaries (other than its Significant Subsidiaries), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (to the extent the concept of good standing is applicable in the relevant jurisdiction) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.  The Company has made available to Parent complete and correct copies of the Company’s Organizational Documents, each as amended prior to the execution of this Agreement, and complete and correct copies of its Subsidiaries’ Organizational Documents, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect.  Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Organizational Documents.  Section 4.1 of the Company Disclosure Letter contains a correct and complete list of each jurisdiction in which the Company and its Subsidiaries are organized and qualified to do business.
4.2Capital Structure of the Company.
(a)The authorized capital stock of the Company consists of 100,000,000 Company Ordinary Shares, of which 49,717,563 shares were issued and outstanding as of 5:00 p.m. (Israel time) (the “Equity Reference Time”) on the Business Day preceding the date of this Agreement. All of the outstanding Company Ordinary Shares have been, and all such shares that may be issued prior to the Effective Time will be, when issued, duly authorized validly issued, fully paid and nonassessable. The Company has no Company Ordinary Shares reserved for issuance, except that the Company had initially reserved 3,000,000 Company Ordinary Shares for issuance pursuant to the Company’s 2015 Share Option Plan (the “2015 Plan”) and 5,000,000 Company Ordinary Shares for issuance pursuant to the Company’s 2021 Equity Incentive Plan (the “2021 Plan”, together with the 2015 Plan, the “Stock Plans”), of which, as of the date of this Agreement, 7,939,223 Company Ordinary Shares in the aggregate are subject to outstanding awards under the Stock Plans and 148,766 Company Ordinary Shares in the aggregate are reserved for future issuance pursuant to the Stock Plans.  Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (an “Encumbrance”, and any action of correlative meaning, to “Encumber”). The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)The Company’s Chief Financial Officer has delivered to Parent’s Chief Financial Officer prior to the execution of this Agreement a correct and complete listing (indicating for purposes of identification that such list is being delivered pursuant to Section 4.2(b) of this Agreement) of all outstanding Company Options as of the Equity Reference Time, setting forth with respect to each Company Option: the name of the holder or beneficial holder of such Company Option, the number of Company Ordinary Shares subject to such Company Option, grant date, vesting schedule, exercise or reference price, whether each such Company Option is a 3(i) Option or 102 Option and, for 102 Options, the date of deposit of such Company Option with the 102 Trustee.  Except as expressly set forth in Section 4.2(a) or this Section 4.2(b), there are no preemptive rights, anti-dilution rights, rights of first refusal, rights of first offer or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind with respect to or that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Company Ordinary Shares in accordance with the terms of the Stock Plans, such Company Ordinary Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance. Since the Equity Reference Time, no Company Ordinary Shares or other Company Securities have been issued and no Company Options have been granted or promised or committed to be granted, and the Company has not assumed any obligation with respect to any Company Options, since the Equity Reference Time.  Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Ordinary Shares pursuant to the terms of the Stock Plans.
(c)Each Company Option (i) was granted in compliance with all applicable Law and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (ii) has an exercise price per Company Ordinary Share equal to or greater than the fair market value of a share of Company Ordinary Share on the date of such grant, (iii) has a grant date identical to the date on which the Company Board actually awarded such Company Option, and (iv) qualifies for the Tax and accounting treatment afforded to such Company Option, in the Company’s Tax Returns and the Company Reports, respectively.
(d)Section 4.2(d) of the Company Disclosure Letter sets forth (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the HSR Act.
(e)There are no voting trusts or other Contracts to which the Company or any of its Subsidiaries is a party or, to the Knowledge of the Company, to which any other Person is a party, with respect to the voting or registration of any shares of, or other equity interest in, the

Company or any of its Subsidiaries, or restricting any Person from selling, pledging or otherwise disposing of any Company Ordinary Shares.
4.3Corporate Authority; Approval and Fairness.
(a)The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject to the approval of this Agreement and the Transactions by the affirmative vote of the holders of at least a majority of the outstanding Company Ordinary Shares voted in person or by proxy on such matter at a shareholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).
(b)The Company Board, at a meeting duly called and held in compliance with the requirements of the ICL and the Company’s Organizational Documents, has unanimously (i) determined that the Transactions are fair to, and in the best interests of, the Company and the holders of the Company Ordinary Shares and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors; (ii) approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement; and (iii) determined to recommend that the holders of Company Ordinary Shares approve this Agreement and the Transactions (the “Company Recommendation”).  The Company Board has received the opinion of its financial advisor, Evercore Group L.L.C., to the effect that the Merger Consideration is fair from a financial point of view, as of the date of such opinion, to the holders of Company Ordinary Shares, a copy of which opinion has been delivered to Parent solely for informational purposes.
4.4Governmental Filings; No Violations; Certain Contracts, Etc.
(a)Other than the (i)  filing the IIA Notice and obtaining the Investment Center Approval, (ii) filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) Approvals under applicable Antitrust Laws and applicable foreign investment Laws, (iv) filings and other Approvals as may be required under the Exchange Act, the Securities Act or Israeli Securities Law, (v) filings and other Approvals as may be required to be made with NASDAQ and TASE, (vi) Approvals under state securities, takeover and “blue sky” Laws, (vii) CFIUS Approval, (viii) ILA Approval, (ix) MOD Approval, (x) MOC Notice and (xi) Continuing Business License (collectively, the “Company Approvals”), no Approvals are required to be made by the Company or any of its Subsidiaries with, nor are any required to be made or obtained by the Company or any of its Subsidiaries with or from any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the

Company and the consummation of the Transactions, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.
(b)The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of the Company or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of the Company or any of its Subsidiaries pursuant to, any Contract binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 4.4(a), under any Law to which the Company or any of its Subsidiaries is subject or by which any of their assets are bound, (iii) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries or (iv) any breach or violation of any of the terms or requirements of, or give a Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy, or require any refund or recapture with respect to, any Government Grant or other Licenses, or any benefit provided or available under any Government Grant or other Licenses that is held by the Company or any of its Subsidiaries, except, in the case of clause (ii), (iii) or (iv) above, as would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.  Section 4.4(b) of the Company Disclosure Letter sets forth a correct and complete list of Company Material Contracts entered into prior to the date of this Agreement pursuant to which notices, consents or waivers are or may be required prior to or in connection with the consummation of the Transactions (whether or not subject to the exception set forth with respect to clauses (ii) and (iii) above).
4.5Company Reports; Financial Statements; Internal Controls.
(a)The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act and the TASE and the ISA pursuant to applicable Law since the Applicable Date (the forms, statements, reports and documents filed or furnished to the SEC, the TASE and the ISA since the Applicable Date and those filed or furnished to the SEC, the TASE and the ISA subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and/or Israeli Securities Law.  As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC, the TASE and/or the ISA subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.
(b)The Company is in compliance in all material respects with the corporate governance rules under the Israeli Companies Law, and the listing and corporate governance rules and regulations of NASDAQ.  The Company Ordinary Shares are not listed on any stock exchange other than the TASE and NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) thereunder, or the rules and regulations promulgated by the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.
(c)Following the consummation of the Transactions, the Company will not be required to be an SEC or ISA registrant, nor will it be required to file periodic or other reports to the SEC, ISA, NASDAQ or TASE.
(d)There are no outstanding unresolved comments with respect to any of the Company Reports received by the Company in any written communication from the SEC, NASDAQ, ISA or TASE.  To the Knowledge of the Company, there are no pending (i) formal or informal investigations of the Company by the SEC, NASDAQ, TASE or ISA or (ii) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board or other similar accounting board.
(e)The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and the ISA and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of the Company and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or a wholly owned Subsidiary of the Company or its accountants.

(f)The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company Board any material weaknesses in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent (x) a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Applicable Date and (y) any communication since the Applicable Date made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the TASE and NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.  Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company.  The Company has made available to Parent a summary of all complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law.  No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Company Board or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.  Since January 1, 2019, neither the Company Board, the audit committee of the Company Board of Directors nor any Persons listed on Section 9.13 of the Company Disclosure Letter has received any written or, to the Knowledge of the Company, oral notification of any (A) “significant deficiency” in the internal controls over financial reporting of the Company, (B) “material weakness” in the internal controls over financial reporting of the Company or (C) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.
(g)Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings (loss) and changes in financial position, as applicable, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto. Each of the consolidated financial statements included in or incorporated by reference into the Company Reports (including the related notes and schedules) complied as of their respective dates of filing with SEC and TASE, as the case may be, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and ISA, as the case may be, with respect thereto.
(h)Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports, and prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 4.5(h), “principal executive officer” and “principal financial officer” have the meanings given to such terms in Sarbanes-Oxley Act.  Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.
(i)Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or the Company Reports.
(j)The books of account of the Company and its Subsidiaries have been kept accurately in all material respects in the Ordinary Course, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company and its Subsidiaries have been properly recorded therein in all material respects.  The corporate records and minute books of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Law in all material respects, and such corporate records and minute books are complete and accurate in all material respects, including, but not limited to, the fact that the minute books contain the minutes of all meetings of the boards of directors, committees of the board and shareholders and all resolutions passed by the boards of directors, committees of the boards and the shareholders, except that minutes of certain recent meetings of the Company Board or committees thereof have not been finalized as of the date of this Agreement. All such corporate records and minute books of the Company and each of its Subsidiaries have been made available to Parent.
4.6Absence of Certain Changes.
(a)Since December 31, 2021 and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in the Ordinary Course, and there has not occurred any other action or event that would have required the consent of Parent pursuant to Section 6.1(a) if such action or event occurred after the date of this Agreement.
(b)Since December 31, 2021, there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.
4.7Litigation and Liabilities.
(a)There are no material Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.
(b)Except for obligations and liabilities (i) reflected or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement and following the Applicable Date, (ii) incurred in the Ordinary Course, (iii) incurred in connection with this Agreement or (iv) incurred pursuant to Contracts or Licenses binding on the Company or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from a breach of such Contract or License), there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries.
(c)Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.
4.8Employee Benefits.
(a)Section 4.8(a) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Benefit Plan (other than employment agreements and offer letters establishing at-will employment without obligating the Company to make any payment or provide any benefit upon termination of employment other than through a Company Benefit Plan listed on Section 4.8(a) of the Company Disclosure Letter) and separately identifies each Company Benefit Plan that is maintained primarily for the benefit of Company Employees outside of the United States (a “Non-U.S. Company Benefit Plan”).
(b)With respect to each Company Benefit Plan, the Company has made available to Parent prior to the date hereof, or if not, will make available to Parent promptly after the date hereof (and in any event prior to the Closing Date), to the extent applicable, accurate and complete copies of (i) the Company Benefit Plan document, including any material amendments thereto, and all related trust documents, insurance contracts or other funding vehicles; provided that for any employment agreement or offer letter establishing at-will employment without obligating the Company to make any payment or provide any benefit upon termination of employment other than through a Company Benefit Plan listed on Section 4.8(a) of the Company

Disclosure Letter, a form of such employment agreement or offer letter has been provided, (ii) a written description of such Company Benefit Plan if such plan is not set forth in a written document, and (iii) all material correspondence to or from any Governmental Entity or provident fund received in the last three years with respect to any Company Benefit Plan.
(c)(i) Each Company Benefit Plan (including any related trusts), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) and Non-U.S. Company Benefit Plans, has been established, operated and administered in compliance in all material respects with its terms and applicable Law, including ERISA and the Code, (ii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior three (3) plan years have been paid or accrued in accordance with GAAP and (iii) there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto.
(d)With respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, accurate and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two (2) most recent annual reports (Form 5500 series and all schedules and financial statements attached thereto).
(e)Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably would be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.
(f)Neither the Company nor any Company ERISA Affiliate has contributed (or had any obligation of any sort) in the last six (6) years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.
(g)Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan in the last six (6) years.
(h)No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).
(i)Except as required by applicable Law, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(j)Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in all material respects in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.  No Company Option triggers any liability for the holder thereof under Section 409A of the Code.
(k)Neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Company Employee to severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee, (iii) cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time.
(l)Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.
(m)Neither the Company nor any Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.
(n)All Non-U.S. Company Benefit Plans comply with applicable local Law, and all such plans that are intended or required by Law to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with GAAP. As of the date of this Agreement, there are no material Proceedings pending or, to the Knowledge of the Company, threatened, relating to any Non-U.S. Company Benefit Plan.
4.9Labor Matters.
(a)Neither the Company nor any of its Subsidiaries is or ever was a party or otherwise subject to any collective bargaining agreement (either special or general) or other agreement with a labor union or labor organization, and to the Knowledge of the Company, there are no (and, in the three (3) years immediately preceding this Agreement, there have not been any) activities or Proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries.
(b)As of the date of this Agreement and during the three years immediately preceding the date of this Agreement, there is no, and has not been any, strike, lockout, slowdown, work stoppage, claim against the Company of any unfair labor practice, other union dispute, or union arbitration or union grievance pending or, to the Knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health. In the three (3) years immediately preceding the date of this Agreement, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied.
(c)In the four (4) years immediately preceding the date of this Agreement, to the Knowledge of the Company, no allegations of sexual harassment have been made against any current or former officer or director of the Company or any of its Subsidiaries. In the four (4) years immediately preceding the date of this Agreement, neither the Company nor any of its Affiliates have been involved in any Proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or sexual misconduct by any current or former officer or director of the Company or any of its Subsidiaries.
(d)Solely with respect to employees who reside or work in Israel or to whom Israeli Law applies, but excluding any consultants, sales agents or other independent contractors (“Israeli Employees”): (i) neither the Company nor any of its Subsidiaries has or is subject to, and no Israeli Employee of the Company or any of its Subsidiaries benefits from, any extension order (tzavei harchava) (other than extension orders applicable to all employees in Israel), (ii) the Company’s or its applicable Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963, vacation pursuant to the Israeli Annual Leave Law-1951, and contributions to any funds, including all pension arrangements and any personal employment agreement or any other binding source, have been satisfied in all material respects or have been fully funded by contributions to appropriate funds or if not required to be fully funded under any source are fully accrued on the relevant consolidated financial statements in accordance with GAAP, (iii) without limiting the generality of the foregoing, except for those Persons set forth on Section 4.9(d) of the Company Disclosure Letter, the Section 14 Arrangement under the Israeli Severance Pay Law - 1963 applies to the Israeli Employees as of their start date of employment with the Company or any of its Subsidiaries based on their entire determining salary; and (iv) the Company and the Company’s Subsidiaries are in compliance in all material respects to the Company and its Subsidiaries, taken as a whole, with all applicable Law, regulations, permits and Contracts relating to employment, employment practices, wages, bonuses, commissions and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Wage Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011, Foreign Employees Law-1991, and The Employment of Employee by Manpower Contractors Law (5756-1996). To the Knowledge of the Company, the Company and the Company’s Subsidiaries have not engaged any Israeli Employees whose employment would require special licenses, permits or approvals from any Governmental Entity. Except for matters that have not resulted in and would not, individually or in the aggregate, result in material liabilities to the Company or its Subsidiaries, taken as a whole, (A) all amounts that the Company and the Company’s Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and (B) the Company and the Company’s Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). To the Knowledge of the Company, the Company and the Company’s Subsidiaries have not engaged any consultants, sub-contractors, independent contractors, sales agents or freelancers (“Contractors”) who, according to Israeli Law, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company’s Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory benefits, and all such Contractors were correctly classified as such.  Other than their salaries, all Israeli Employees are not entitled to any payment or benefit that may be reclassified as part of their determining salary for any purpose, including for calculating any social contributions.
(e)The employment of each of the employees of the Company or any of its Subsidiaries is terminable with no more than three months’ prior notice.  Other than in the Ordinary Course, neither the Company nor any of its Subsidiaries made any promises or commitments to any Company Employees, whether in writing or not, with respect to any future changes or additions to their compensation or benefits.
(f)No person who has not yet commenced employment and would have on commencement of employment an annualized base salary in excess of $150,000 has accepted an offer of employment made by the Company or any of its Subsidiaries and no Company Employee whose annualized base salary was in excess of $150,000 was given a notice of termination of employment in the last six (6) months prior to the date of this Agreement. No officer of the Company has been dismissed in the six (6) months prior to the date of this Agreement.
(g)All Company Employees have executed the Company’s standard employment agreements and standard restrictive covenants agreements, where permissible and consistent with applicable Law, representative samples of which have been provided to Parent prior to the date of this Agreement.  No Company Employee is or was engaged by the Company or any of its Subsidiaries without a written contract or offer letter or without having executed an agreement concerning intellectual property, confidentiality and non-competition, subject to any limitations with respect to the foregoing under applicable Law.
(h)Neither the Company nor any of its Subsidiaries has any material outstanding obligations of any nature to any of their former employees, and the termination of any such employees was conducted in compliance in all material respects with all applicable Laws and Contracts.

(i)To the Knowledge of the Company, no Persons set forth on Section 4.9(i) of the Company Disclosure Letter (the “Key Employees”) as of the date of this Agreement of the Company or any of its Subsidiaries: (i) has received an offer to join a business that is competitive with the Company’s business as currently conducted (including any businesses in which the Company has taken active steps to engage); or (ii) is in violation of any material term of any employment Contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business or to the use of trade secrets or proprietary information of others.
4.10Compliance with Laws; Licenses.
(a)The businesses of each of the Company and its Subsidiaries have not been since January 1, 2017, and are not being, conducted in violation of any applicable Law, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.
(b)No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same since January 1, 2017, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. To the Knowledge of the Company, no material change is required in the Company’s or any of its Subsidiaries’ processes or properties or procedures or policies in connection with any such Laws, and the Company has not received any written or, to the Knowledge of the Company, oral notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.
(c)The Company and each of its Subsidiaries has obtained and is in compliance with all Licenses necessary to conduct their respective businesses, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries.  No Licenses shall cease to be effective as a result of the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries, (i) neither the Company nor any of its Subsidiaries has received written notice of any Proceeding relating to (A) any actual or alleged violation of, or failure to comply with, any term or requirement of any such License or (B) any actual or proposed revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such License; (ii) to the Knowledge of the Company, no event has occurred and no circumstance exists that (with or without notice or lapse of time, or both) (A) constitutes or would reasonably be expected to result, directly or indirectly, in a violation of, or a failure to comply with, any term or requirement of any such License or (B) would or would reasonably be expected to result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any of such License; and (iii) all applications required to have been filed for the renewal of each such License have been duly filed on a timely basis with the appropriate Governmental Entity, and all other filings required to have been made with respect to each such License have been duly made on a timely basis with the appropriate Governmental Entity.
(d)The Company, its Subsidiaries and their respective Representatives are in compliance with and since January 1, 2017 have complied in all material respects with the FCPA, the UK Bribery Act 2010, the Israeli Penalty Law-1977, the Israeli Prohibition on Money Laundering Law-2000 and the provisions of all other anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries (collectively, the “Anticorruption Laws”). Since January 1, 2017, none of the Company, any of its Subsidiaries or any of their respective Representatives have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any Person, including any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such Person to obtain or retain business, or direct business to any person or to secure any other benefit or advantage in each case in violation of any Anticorruption Laws. The Company and its Subsidiaries (x) have instituted policies and procedures designed to ensure compliance with the Anticorruption Laws and (y) have maintained such policies and procedures in force.
(e)There are no pending, or to the Knowledge of the Company, threatened Proceedings against the Company, any of its Subsidiaries or any of its or their Representatives (in each case as it relates to the Company or any of its Subsidiaries) with respect to any Anticorruption Laws.  Since January 1, 2017, neither the Company, its Subsidiaries nor, to the Knowledge of the Company, any Representatives of the Company or any of its Subsidiaries (including consultants, distributors, resellers, and any other business intermediaries), has received written or, to the Knowledge of the Company, oral notice of (i) any investigation by or request for information from a Governmental Entity relating to any actual or possible violation of Anticorruption Laws by the Company, any of the Subsidiaries or any Representatives of the Company or any of its Subsidiaries (including consultants, distributors, resellers, and other business intermediaries) (in each case as it relates to the Company or any of its Subsidiaries), or (ii) any other allegation, investigation or inquiry regarding any actual or possible violation of the Anticorruption Laws by the Company, any of the its Subsidiaries or any Representatives of the Company or any of its Subsidiaries (including consultants, distributors, resellers, and any other business intermediaries) (in each case as it relates to the Company or any of its Subsidiaries).
(f)Since January 1, 2012, the Company and each of its Subsidiaries and its and their respective Representatives (i) have been in compliance with all applicable Sanctions and Trade Control Laws, (ii) has obtained all required Licenses pursuant to the Trade Control Laws, from relevant Governmental Entities, including the Israeli Ministry of Defense, the Israeli Ministry of Economy and Industry, the U.S. Department of Commerce, the U.S. Department of

the Treasury, and the U.S. Department of State, (iii) has not been subject to any Proceedings or penalties by any Governmental Entity with respect to any potential violation arising under or relating to any Sanctions or any Trade Control Laws, (iv) has maintained a registration with the Israeli Ministry of Defense’s Defense Export Control Agency under the Defense Export Control Law-2007, and the U.S. Department of State’s DDTC and no such registrations have lapsed, (v) has not conducted, directly or indirectly, any business in any Sanctioned Jurisdiction or with any Sanctioned Person or otherwise engaged in any transactions, or otherwise dealt directly or indirectly, with any Person with whom Persons are prohibited from dealing under the Trade Control Laws and (vi) is not a Sanctioned Person or owned or controlled by (as applicable) a Sanctioned Person.  Each of the Company and its Subsidiaries currently possesses all export control Licenses and other material Licenses under any Trade Control Laws to operate the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries are in compliance with all such export control Licenses and other material Licenses under any Trade Control Laws in all material respects.  The Company and its Subsidiaries also (A) have instituted policies and procedures designed to ensure compliance with any Sanctions and Trade Control Laws in each jurisdiction in which the Company and its Subsidiaries operate or are otherwise subject to jurisdiction and (B) has maintained such policies and procedures in force.  Neither the Company nor any of its Subsidiaries has since January 1, 2017 (1) made any voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any non-compliance with any Sanctions or Trade Control Laws or (2) received any written or, to the Knowledge of the Company, oral notice, request, penalty, or citation for any actual or potential non-compliance with Sanctions or Trade Control Laws.
(g)The Company has no Knowledge of, and has never been informed or made aware of (whether verbally or in writing), any interest, intention or plan by any Governmental Entity, including the Israeli Ministry of Defense, Office of the Prime Minister or Ministry of Economy and Industry, to designate the Company as a “Defense Corporation”, as such term is defined in the Defense Corporation Law (Protection of Defense Interests)-2006.
4.11Takeover Statutes; Stockholder Rights Agreements.
(a)No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s Organizational Documents is applicable to the Company, the Company Ordinary Shares, or the Transactions.  The Company Board has taken all action necessary to exempt, and to make not subject to, the execution of this Agreement and the Transactions, under the Israeli Companies Law or any state takeover Law or state Law that limits or restricts business combinations or the ability to acquire or vote shares.
(b)The Company has no rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.
4.12Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (a) the Company and its Subsidiaries have complied with all applicable Environmental

Laws; (b) no property currently or formerly owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance which would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (c) neither the Company nor any of its Subsidiaries is liable for any Hazardous Substance disposal or contamination on any third party property; (d) neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (e) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to liabilities or obligations under any Environmental Law; (f) to the Knowledge of the Company, there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (g) the Company has delivered to Parent, prior to the date of this Agreement, correct and complete copies of all final environmental reports, studies, assessments, sampling data and other environmental information accessible or controlled by the Company relating to Company or its Subsidiaries or their respective current and former properties or operations.
4.13Tax Matters.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries:
(a)The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Taxing authority and all such filed Tax Returns are complete and accurate; (ii) have paid all Taxes that are required to be paid (whether or not shown on any Tax Returns) except for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company; (iii) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, shareholder, creditor, independent contractor or third party (each as determined for Tax purposes); (iv) have complied with all information reporting (and related withholding) and record retention requirements; and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(b)The Tax Returns of the Company for all years up to and including 2016 are closed, and are not subject to any further review or audit by the relevant Tax authority. The Tax Returns of the Company’s Subsidiaries have never been examined by any Tax authority.
(c)No claim, assessment or deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries. There are no Proceedings pending or, to the Knowledge of the Company, threatened in writing regarding any Taxes of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries.

(d)In the last six years, neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed.
(e)The Company has made available to Parent correct and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years.
(f)There are no Encumbrances for Taxes (except Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries.
(g)Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries).
(h)Neither the Company nor any of its Subsidiaries (A) is or has ever been a member of a group filing an affiliated, combined, unitary, consolidated or similar Tax Return (other than a group the common parent of which was the Company or RADA Sensors) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor, by contract or otherwise.
(i)Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.
(j)Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law.
(k)Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement entered into prior to the Closing Date, installment sale or open transaction entered into prior to the Closing Date, any accounting method change made prior to the Closing Date or agreement with any Tax authority entered into prior to the Closing Date, any prepaid amount received on or prior to the Closing Date, any intercompany transaction entered into prior to the Closing Date or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law) created prior to the Closing Date, or any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made with respect to any taxable period ending on or prior to the Closing Date.
(l)Neither the Company nor any of its Subsidiaries is subject to restrictions or limitations pursuant to Part E2 of the Israeli Income Tax Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance.

(m)There are no Tax rulings, requests for rulings or technical advice, “taxation ruling or decision” (‘Hachlatat Misui’) or requests for changes in accounting methods or closing agreements relating to Taxes for which the Company or any of its Subsidiaries may be liable that could affect the Company or any of its Subsidiaries’ liability for Taxes for any taxable period ending after the Closing Date.
(n)Neither the Company nor any of its Subsidiaries has undertaken or is engaged in any transaction that will require special reporting in accordance with Section 131(g) of the Israeli Income Tax Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006.  Neither the Company nor any of its Subsidiaries is subject to any reporting obligations under Sections 131D and 131E of the Israeli Income Tax Ordinance or any similar provision under any other local or foreign Tax Law, and including with respect to VAT.
(o)The Company is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.
(p)The Company is duly registered for the purposes of Israeli value added tax (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Tax authority all output VAT which it is required to collect and remit under any applicable Law, and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law.
(q)Neither the Company nor any of its Subsidiaries has ever made any election to be treated or claimed any benefits as a “Benefited Enterprise” (Mifaal Mutav), nor did it taken any position of being a “Preferred Enterprise” (Mifaal Muadaf) or a “Technology Enterprise” (Mifaal Technology) or any other benefits under the Law for Encouragement of Capital Investments, of 1959.
(r)The Company has not declared or distributed a dividend from earnings that were not subjected to Israeli corporate income Tax including from annual profits on revaluation (רווחי שערוך - Revhei Shi'rookh).
(s)Each Stock Plan is intended to qualify as a capital gains route plan under Section 102(b)(3) of the Ordinance (each, a “Section 102 Plan”) and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA.  All 102 Shares and 102 Options which were issued under any Section 102 Plan were and are currently in compliance with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including, without limitation, the adoption of the applicable board and shareholders resolutions, the timely filing of the necessary documents with the ITA, the submission of the application to the ITA to approve a Section 102 Plan, the grant of 102 Options only following the lapse of the required 30-day period from the filing of the Section 102 Plan with the ITA, receipt of all required tax rulings, the receipt of the required written consents from the option holders (including the execution by each holder of Company 102 Options and Company 102 Shares of an undertaking to comply with the provisions of Section 102 of the Ordinance), the appointment of an authorized trustee to hold the Company Options and Company Ordinary Shares, and the due deposit of such 102 Options and 102 Shares with such trustee pursuant to the terms of Section 102, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012.
4.14Real Property.
(a)The Company or one of its Subsidiaries, as applicable, has good and marketable title to the Owned Real Property, free and clear of any Encumbrance except for Permitted Encumbrances, there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein.  The Company has delivered or made available to Parent complete and accurate copies of each instrument evidencing ownership of the Company Owned Real Property by the Company or any of its Subsidiaries, as applicable.
(b)With respect to the Leased Real Property, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of the Company or any of its Subsidiaries have received a written or, to the Knowledge of the Company, oral notice of a breach or default under such lease or sublease, and, to the Knowledge of the Company, no event has occurred, which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, that would be material to the Company or prevent, materially delay or materially impair the consummation of the Transactions.  The Company or its Subsidiary, as applicable, hold valid leasehold interests in the Leased Real Property, free and clear of all Encumbrances except for Permitted Encumbrances.
(c)Section 4.14(c) of the Company Disclosure Letter contains a correct and complete list of all Owned Real Property and Leased Real Property, together with (i) a description of the principal functions conducted at each parcel of Owned Real Property and Leased Real Property, (ii) identifying whether such property is Owned Real Property or Leased Real Property and (iii) a correct street address and such other information as is reasonably necessary to identify each parcel of Owned Real Property and Leased Real Property.  No real property other than the Owned Real Property and the Leased Real Property is used, occupied or held for use by the Company or any of its Subsidiaries.
(d)Neither the Company nor any of its Subsidiaries has entered into a Contract granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, any material portion of the Owned Real Property or the Leased Real Property.
4.15Title to Tangible Property.
(a)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in, all the tangible properties and assets which it purports to own or lease, including all the tangible properties and assets reflected on consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules).
(a)All tangible properties and assets reflected therein are held free and clear of all Encumbrances, except for Encumbrances reflected on consolidated balance sheets included in or incorporated by reference into the Company Reports or that are otherwise not material to the Company or any of its Subsidiaries.
4.16Intellectual Property.
(a)Section 4.16(a) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of (i) all Intellectual Property Rights that are owned by or exclusively licensed to the Company or any of its Subsidiaries and that are Registered (“Registered Intellectual Property Rights”), indicating for each item, as applicable, the registration or application number, the registration or application date, and the applicable filing jurisdiction or Internet domain name registrar, and (ii) material Software or Trademarks owned by the Company or any of its Subsidiaries that are not Registered.
(b)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries:
(i)The Company and its Subsidiaries own or have sufficient and valid rights to use all Intellectual Property Rights used in or necessary for the conduct of their respective businesses, all of which rights shall survive the consummation of the Transactions, without modification, cancellation, termination, suspension of, or acceleration of any right, obligation or payment with respect to any such Intellectual Property Rights.
(ii)The Company and its Subsidiaries solely and exclusively own all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries free and clear of all Encumbrances (other than Permitted Encumbrances).
(iii)All Registered Intellectual Property Rights that are owned by or exclusively licensed to the Company or any of its Subsidiaries are subsisting, and to the Knowledge of the Company, valid and enforceable, and are not subject to any outstanding Governmental Order adversely affecting the validity or enforceability of, or the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Registered Intellectual Property Rights.
(iv)No Software (or products or services containing or using Software) sold, licensed, conveyed or distributed by the Company or any of its Subsidiaries contains, is derived from, or links to any Software that is governed by an Open Source License.  The Company and its Subsidiaries are in compliance with all Open Source Licenses to which any Software used by the Company or any of its Subsidiaries is subject.  Neither the Company nor its Subsidiaries have used any Software that is governed by an Open Source License in a way that would, pursuant to the terms of such Open Source License, require the Company or its Subsidiaries to disclose, license or distribute any of their products in source code form, cause any of their trade secrets to become publicly disclosed, license any of their products for the purpose of making modifications or derivative works, or make any of their products redistributable at no charge (or restricted from doing any of the foregoing).
(v)No Person other than the Company or its Subsidiaries (and its and their respective employees and authorized contactors) has or has had possession of any source code for any Software that is owned or developed by or on behalf of the Company or any of its Subsidiaries.
(vi)Neither the Company nor any of its Subsidiaries has received any written claim, notice, invitation to license or similar communication within the five-year period prior to the date of this Agreement (A) contesting or challenging the use, validity, enforceability or ownership of any Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries, or (B) alleging that the Company or any of its Subsidiaries or any of their respective products or services infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, whether directly or indirectly.
(vii)To the Knowledge of the Company, the conduct of the respective businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, and in the five (5) year period prior to the date of this Agreement has not infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person.
(viii)To the Knowledge of the Company, within the five-year period prior to the date of this Agreement, no Person has infringed, misappropriated or otherwise violated any Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries.
(ix)The IT Assets owned, used or held for use by the Company or any of its Subsidiaries are sufficient for the current needs of the businesses of the Company and its Subsidiaries, and to the Knowledge of the Company, in the five-year period prior to the date of this Agreement, there has been no unauthorized access to or unauthorized use of (A) any such IT Assets, (B) any information stored on or processed by such IT Assets, or (C) any confidential or proprietary information of any Person that is in the Company’s or any of its Subsidiaries’ possession or control.
(x)To the Knowledge of the Company, the IT Assets owned by, or licensed to, the Company or any of its Subsidiaries, used in the Company’s or any of its Subsidiaries’ products or otherwise incorporated into the Company’s or any of its Subsidiaries’ products do not contain any Malicious Code.  The Company and each of its Subsidiaries employ reasonable measures, as customary in the industry, to scan the Company’s or any of its Subsidiaries’ products listed for Malicious Code.
(xi)Neither the Company nor any of its Subsidiaries have experienced any disruption in or to the operation of the Company’s or any of its Subsidiaries’ business as a result of any substandard performance or defect in any part of the IT Assets owned or used by the Company or any of its Subsidiaries, whether caused by any viruses, bugs, worms, software bombs, hardware malfunctions or otherwise.

(xii)The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and, to the Knowledge of the Company, such Trade Secrets have not been used, disclosed to or otherwise discovered by any Person except pursuant to bona-fide valid and enforceable non-disclosure agreements that have not been breached by such Person.
(xiii)Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and involved in the development or creation of any Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries has signed a valid and enforceable agreement containing (A) an irrevocable present assignment to the Company or its Subsidiary, as appropriate, of all such Intellectual Property Rights and (B) an irrevocable and explicit waiver of all non-assignable rights under any applicable Law (including all moral rights and rights to receive royalties in connection with any Intellectual Property Rights).  To the Knowledge of the Company, no such Person retains any right, title or interest in or to any such Intellectual Property Rights and no such contract is the subject of any dispute or past or present breach or default by any Person.
(xiv)None of the Persons who are or were employees or contractors of the Company or any of its Subsidiaries and involved in the development or creation of any Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries: (A) served or currently serve in the Israel Defense Forces (the “IDF”) in parallel with their work (or within one year prior to the commencement of such work) with the Company or any of its Subsidiaries and was involved in the development of any invention or works that were within the scope of his or her functions or within the scope of work of the unit in which he or she served in the IDF; (ii) were or are employed in parallel with their work with the Company or any of its Subsidiaries by any Governmental Entity or academic institution; or (iii) were or are engaged by or involved with any third party in a way which may give that third party any rights in any of the Company’s or any of its Subsidiaries’ Intellectual Property Rights.
(xv)(A) Neither the Company nor any of its Subsidiaries has developed any Intellectual Property Rights through the application of any financing or support made available by any Government Grant, or through the assistance or use of the facilities of a university, college, other educational institution, research center, or other similar institutions, and (B) no Intellectual Property Rights owned or licensed to the Company or any of its Subsidiaries (other than commercial off-the-shelf Software that have been granted on standardized, generally available terms and Open Source Licenses) is subject to any assignment, grant-back, license, march-in or other right, or prohibitions or restrictions of any Governmental Entity, including as a result of any Government Grants.
(xvi)The Company and its Subsidiaries established and implemented policies and organizational, physical, administrative and technical measures regarding privacy, cyber security and data security that are consistent with (A) reasonable practices in the industry, (B) any written contractual commitments of the Company or any of its Subsidiaries, and (C) any publicly-facing statements or policies adopted by the Company or any of its Subsidiaries (such policies and measures, collectively, the “Privacy and Security Policies”).

(xvii)The Company and each of its Subsidiaries have (1) complied with all of their respective Privacy and Security Policies and contractual obligations, and all applicable Law, in each case, regarding Personal Information, including with respect to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Personal Information and (2) used commercially reasonable measures designed to ensure the confidentiality, privacy and security of Personal Information and to protect such Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse, and the Company and each of its Subsidiaries have commercially reasonable safeguards in place designed to protect Personal Information from unauthorized access.  To the Knowledge of Company, no Person has gained unauthorized access to or misused any Personal Information in the Company’s or any of its Subsidiaries’ possession or control.
(xviii)If the Transactions result in a transfer of Personal Information from Company or its Subsidiaries to Parent, such transfer will not violate any applicable Laws or the Company’s or any Subsidiary’s Privacy and Security Policies as they currently exist or as they existed at any time during which any of the Personal Information was collected or obtained, provided that Purchaser undertakes to be bound by the applicable privacy policy, including use of the Personal Information consistent with such privacy policy.
(xix)In connection with each third-party servicing, outsourcing or similar arrangement involving Personal Information acquired from or with respect to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries have contractually obligated any service provider to (A) comply with the applicable Law with respect to Personal Information, (B) take steps to protect and secure Personal Information from unauthorized disclosure, (C) restrict use of Personal Information to those authorized or required under the servicing, outsourcing or similar arrangement, and (D) certify or guarantee the return or adequate disposal of Personal Information.
(xx)The Company and each of its Subsidiaries have not received any written notice of any claims, demands, investigations, or alleged violations of applicable Laws, including from Governmental Entities, with respect to Personal Information possessed by or otherwise subject to the control of the Company or any of its Subsidiaries, and to the Company’s Knowledge, there are no facts or circumstances which could form the basis for any such claim, demand, investigation or violation.
4.17Insurance.  All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Company has made available to Parent correct and complete copies of the Insurance Policies.  Each Insurance Policy is legal, valid, binding and in full force and effect and all premiums due with respect to all Insurance

Policies have been paid or accrued (and if accrued, such premium payments are not overdue), and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no claim pending under any insurance policies of the Company and its Subsidiaries.
4.18Company Material Contracts.
(a)Except for this Agreement, or as otherwise set forth on Section 4.18 Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:
(i)any Contract for the lease of real or personal property providing for annual payments of more than one hundred fifty thousand dollars ($150,000) individually or more than three hundred thousand dollars ($300,000) in the aggregate;
(ii)any Contract that is reasonably likely to require, during the remaining term of such Contract, either (A) annual payments to or from the Company and its Subsidiaries of more than five hundred thousand dollars ($500,000) or (B) aggregate payments to or from the Company and its Subsidiaries of more than one million dollars ($1,000,000);
(iii)any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture or in which the Company or any of its Subsidiaries owns more than a 10% voting or economic interest, or any interest valued at more than one hundred fifty thousand dollars ($150,000) without regard to percentage voting or economic interest;
(iv)any Contract (A) relating to Indebtedness in excess of one hundred fifty thousand dollars ($150,000), (B) that materially restricts the Company’s and its Subsidiaries’ ability to incur indebtedness or guarantee the indebtedness of others or (C) that grants an Encumbrance (other than a Permitted Encumbrance) or restricts the granting of Encumbrances on any property or asset of the Company or its Subsidiaries;
(v)any Contract involving the payment or receipt of royalties or other amounts, other than non-exclusive licenses for off-the-shelf Software that have been granted on standardized, generally available terms, of more than one hundred fifty thousand dollars ($150,000) in the aggregate calculated based upon the revenues or income of the Company or its Subsidiaries or income or revenues related to any product of the Company or its Subsidiaries;
(vi)any Contract pursuant to which notices, consents or waivers are or may be required prior to or in connection with the consummation of the Transactions;
(vii)any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is (A) not material to the Company or any of its Subsidiaries and (B) entered into in the Ordinary Course;

(viii)any Contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business, (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Affiliates, (C) subjects the Company or any of its Subsidiaries or Parent or any of its Affiliates to any “most-favored nation” provision, “take or pay” or minimum purchase or supply requirements, (D) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or (E) pursuant to which a third party is granted exclusivity rights;
(ix)any Contract pursuant to which (i) any license, covenant not to sue, release, waiver, option or other right is granted under any material Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries, or (ii) any Person has granted any license, covenant not to sue, release, waiver, option or other right under any Intellectual Property Rights or IT Assets to the Company or any of its Subsidiaries that is material to their businesses, other than non-exclusive licenses for off-the-shelf Software that have been granted on standardized, generally available terms, or other Contracts having an aggregate value of less than five hundred thousand dollars ($500,000);
(x)any Contract containing a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates;
(xi)any Related Party Contract;
(xii)any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests or assets of any Person reasonably likely to result in payments with a value in excess of one hundred fifty thousand dollars ($150,000) in any 12-month period;
(xiii)any Contract with respect to the settlement or other resolution of any Proceeding that has any material continuing obligation, liability or restriction on the part of the Company or any of its Subsidiaries or that would require the Company or any of its Subsidiaries to pay consideration of more than one hundred fifty thousand dollars ($150,000);
(xiv)any Contract with a Company Top Customer or a Company Top Supplier;
(xv)any Company FOCI Mitigation Agreement or other agreement or arrangement with the DCSA or any other Governmental Entity that impacts governance or operations of the Company or any of its Subsidiaries;
(xvi)any Contract for capital expenditures requiring future payments by the Company or any of its Subsidiaries in excess of three hundred thousand dollars ($300,000) with respect to any project or series of related projects;

(xvii)any Contract (A) restricting or otherwise relating to the acquisition, issuance, voting, registration, sale or transfer of any capital stock of the Company or any of its Subsidiaries, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any capital stock of the Company or any of its Subsidiaries or (C) providing the Company or any of its Subsidiaries with any right of first refusal or right of first offer with respect to, or right to purchase or otherwise acquire, any securities;
(xviii)any Contract providing for the disposition or acquisition by the Company or any of its Subsidiaries directly or indirectly (by merger, license or otherwise) of assets or equity ownership interests for consideration in excess of one hundred fifty thousand dollars ($150,000) (other than acquisitions of inventory, equipment or raw materials in the Ordinary Course) or containing material continuing indemnification obligations, “earn-out” provisions or other material contingent payment obligations; or
(xix)any Contract or subcontract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, and where the ultimate counter-party to the Contract (or, in the case of a subcontract, the end-customer) is a Governmental Entity (each, a “Company Government Contract”), including any Contract providing for (A) Government Grants from the IIA, the Investment Center or any other Israeli Governmental Entity, which Government Grant is extended to support the Company’s research and development operations, or (B) material Government Grants from any other Governmental Entity.
Each Contract constituting any of the foregoing types of Contract described in clauses (i) – (xix) together with any material Contract filed by the Company as a “material contract” pursuant to Item 601(b)(1) of Regulation S-K under the Securities Act since the end of the most recently completed fiscal year, other than those that have expired in accordance with their terms, and including all amendments, exhibits and schedules to each such Contract from time to time, shall be a “Company Material Contract”.
(b)A copy of each Company Material Contract has been made available to Parent.  Each Company Material Contract is valid and binding on the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. There is no default under any such Contracts by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, and no event has occurred (including any action taken or failed to be taken by the Company or its Subsidiaries) or circumstances exist that with or without the lapse of time or the giving of notice or both would constitute a default under, would result in the acceleration of any obligation or loss of a benefit of the Company or any of its Subsidiaries pursuant to, result in the creation of an Encumbrance on any property or asset of the Company or any of its Subsidiaries pursuant to, or give rise to a right of termination or cancellation pursuant any Company Material Contract, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has received any written notice from any other party to any such Company Material Contract that such party intends to terminate, or not renew, any such Company Material Contract.
(c)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries:
(i)Each Company Government Contract was legally awarded under applicable procurement Law or otherwise, is binding on the Company or its Subsidiaries, as the case may be, and to the Knowledge of the Company, each other party thereto, in accordance with its terms and subject to the Bankruptcy and Equity Exception and is in full force and effect, and no Government Bid is currently the subject of bid or award protest proceedings.
(ii)Since January 1, 2017, the Company and its Subsidiaries have complied in all material respects with the terms and conditions of each Company Government Contract and Government Bid as required, including all material clauses, material provisions and material requirements incorporated expressly by reference or by operation of Law therein.
(iii)All material representations, material certifications and material disclosures made by the Company and its Subsidiaries with respect to any Company Government Contract or Government Bid were current, accurate and complete at the time of disclosure (or have been corrected or otherwise finally resolved with the applicable Governmental Entity or, in the case of a subcontract, with the prime contractor) as of their effective date.  Neither the applicable Governmental Entity nor any prime contractor or subcontractor has notified the Company or any of its Subsidiaries, in writing or, to the Company’s Knowledge, orally, that the Company or any of its Subsidiaries has, or is alleged to have, breached or violated any Law, representation, certification, disclosure, clause, provision or requirement pertaining to any Company Government Contract and Government Bid.  Neither the Company nor any of its Subsidiaries has received written notice from any party to a Company Government Contract of any intention to cancel, terminate, materially change the scope of rights and obligations under such Company Government Contract.
(iv)Neither the Company nor any of its Subsidiaries is presently subject to any notice of termination for convenience, notice of termination for default, stop work order, cure notice or show cause notice (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements) (or, in the case of Contracts governed by Laws other than the state or federal Laws of the United States, the functional equivalents thereof, if any) pertaining to any Company Government Contract, and no Governmental Entity has, to the Knowledge of the Company, threatened to issue any such notice as to any active Company Government Contract. Neither the Company nor any of its Subsidiaries has received any written or, to the Company’s Knowledge, oral notice from any Governmental Entity pertaining to any Company Government Contract indicating that it intends to cancel or otherwise adversely modify its relationship with the Company or its Subsidiaries.
(v)Since the Applicable Date, no written or, to the Company’s Knowledge, oral claim (other than any such claim that has been formally corrected or otherwise finally resolved with the U.S. Government) under the United States civil or criminal False Claims Act, federal or state fraud statutes (as such concept is defined under the state or federal Laws of the United States) has been made or has been pending against the Company or its Subsidiaries in connection with any Company Government Contract. Since the Applicable Date, the Company has not received notice of any written or, to the Company’s Knowledge, oral claim under the United States civil or criminal False Claims Act, federal or state fraud statutes (as such concept is defined under the state or federal Laws of the United States) against the Company or its Subsidiaries in connection with any Company Government Contract.
(vi)To the Knowledge of the Company, there exists no outstanding material asserted disputes or claims between the Company or any of its Subsidiaries, on the one hand, and either a Governmental Entity or any prime contractor, subcontractor, vendor or other Person, on the other hand, arising under or relating to any Company Government Contract or Government Bid.
(vii)Since the Applicable Date, (A) neither the Company nor any of its Subsidiaries has received any adverse or negative past performance evaluations or ratings in connection with any Company Government Contract by any Governmental Entity and (B) no facts exist that would reasonably be expected to result in adverse or negative past performance evaluations or ratings by any Governmental Entity on any Company Government Contract.
(viii)Since the Applicable Date, (A) neither the Company nor any of its Subsidiaries has been the subject of a finding of non-responsibility or ineligibility for government contracting and (B) neither the Company, any of its Subsidiaries nor any director or officer of the Company or its Subsidiaries has been debarred or suspended, or to the Knowledge of the Company, proposed for a finding of debarment or suspension, from participation in the award of Contracts or subcontracts for or with any Governmental Entity (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements).
(ix)Since January 1, 2017, no costs incurred by the Company or any of its Subsidiaries pertaining to any individual Company Government Contract have been proposed for disallowance in a Defense Contract Audit Agency audit report, or deemed finally disallowed, in each case, in writing by a Governmental Entity, which costs have not been reserved or otherwise reflected in the consolidated financial statements of the Company and its Subsidiaries.  No payment due to the Company or any of its Subsidiaries pertaining to any Company Government Contract has been withheld or set off, nor has any claim been made to withhold or set off money, and the Company and its Subsidiaries are entitled to all progress or other payments received to date with respect thereto.
(d)Since the Applicable Date, neither the Company nor any of its Subsidiaries, nor any of the respective directors, officers, employees, or to the Knowledge of the Company, any consultants or agents of the Company or any of its Subsidiaries, is or has been under administrative, civil or criminal investigation, indictment or criminal information by any Governmental Entity with respect to the award or performance of any Company Government Contract, the subject of any actual or, to the Knowledge of the Company, threatened in writing, “whistleblower” or “qui tam” lawsuit, or any audit or, to the Company’s Knowledge, investigation of the Company or any of its Subsidiaries with respect to any alleged irregularity, misstatement or omission arising under or relating to any Company Government Contract.
(e)Since the Applicable Date, (A) neither the Company nor any of its Subsidiaries has made any voluntary disclosure to any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to a Company Government Contract and (B) neither the Company nor any of its Subsidiaries has made any mandatory disclosure under Federal Acquisition Regulation (“FAR”) 52.203-13 to any Governmental Entity, and to the Knowledge of the Company, there are no facts that would require such a mandatory disclosure under the FAR.
(f)The Company and its Subsidiaries and their respective employees possess all facility and personnel security clearances as, according to the provisions of the applicable Law and the relevant Governmental Entity requirements, necessary to perform all Company Government Contracts, and all such security clearances are valid and in full force and effect. Since the Applicable Date, the Company and its Subsidiaries have complied with all material security obligations incorporated in any Company Government Contract and all national security obligations applicable to the Company and its Subsidiaries relating to the safeguarding of and access to classified information, including without limitation, those specified in the NISPOM.
(g)The Company, its Subsidiaries or other related Persons are not currently limited, prohibited or otherwise restricted from performing or bidding for any work or future business opportunities due to “organizational conflicts of interest” (as defined in FAR Subpart 9.5) or Company Government Contract terms or provisions, except pursuant to existing organizational conflicts of interest mitigation plans submitted by the Company or any of its Subsidiaries in connection with any Company Government Contract.
(h)Neither the Company nor any of its Subsidiaries has entered into, applied for, requested, accepted, been notified that it has been approved for, elected to participate in or received or become subject to or bound by any requirement or obligation relating to, any Government Grant, or amended or terminated, or waived any right or remedy related to, any Government Grant.
(i)The Company and each of its Subsidiaries has been and is in compliance with all the terms, conditions, requirements of all Government Grants (including any reporting requirements) and any applicable Law in connection thereto, and has duly fulfilled in all respects all conditions, undertakings and other obligations relating thereto.  In any application in respect of Government Grant submitted by or on behalf of the Company or any of its Subsidiaries, the Company or its Subsidiary, as applicable, disclosed all material information required by such application in an accurate and complete manner.
(j)No claim or challenge has been made against the Company or any of its Subsidiaries by any Governmental Entity with respect to the Company’s or its Subsidiary’s entitlement to any Government Grant or the compliance of the Company or any of its Subsidiaries with the terms, conditions, obligations or Laws relating to the Government Grants.  Neither the Company nor any of its Subsidiaries has been or is under an audit by any Governmental Entity regarding any Government Grant.

(k)The consummation of the Transactions (i) will not adversely affect the ability of the Company and its Subsidiaries to obtain the benefit of any Government Grant for the remaining duration thereof or require any recapture of any previously claimed incentive, and (ii) will not result in (A) the failure of the Company or any of its Subsidiaries to materially comply with any of the terms, conditions, requirements and criteria of any Government Grant, Law or guidelines or (B) any claim by any Governmental Entity or other Person that the Company or any of its Subsidiaries is required to return or refund, or that any Governmental Entity is entitled to recapture, any benefit provided under any Government Grant, or that the Company is required to pay any amount to any Governmental Entity with respect to any Government Grant or other Person due to the Transactions.
(l)The Company has delivered to Parent complete and accurate copies of (i) all applications and material correspondence submitted by or on behalf of the Company or any of its Subsidiaries to the applicable Governmental Entity in connection with each Government Grant or application therefor, or accepted or received by the Company or any of its Subsidiaries, (ii) all certificates of approval and letters of approval (and supplements thereto) granted to the Company or any of its Subsidiaries by any Governmental Entity in connection with a Government Grant or application therefor or accepted or received by the Company or any of its Subsidiaries, and any undertakings binding upon the Company or any of its Subsidiaries in connection with any such Government Grant, and (iii) any other material documents or information regarding any Government Grant including complete information regarding the amount of any Government Grant and any accrued interest or other financial liabilities connected thereto. Except for undertakings set forth in letters of approval, or provided under any applicable Law, there are no undertakings which the Company or any of its Subsidiaries has given in connection with any Government Grant.
(m)No event has occurred that reasonably would be expected to give rise to (i) the annulment, revocation, withdrawal, suspension, cancellation, recapture or material modification of any Government Grant, (ii) the imposition of any material limitation on any Government Grant or (iii) a requirement that the Company or any of its Subsidiaries return or refund any Government Grant, an acceleration or increase of any royalty payments obligation, requirement for past royalties, or obligation to pay additional payments with respect to any Government Grant, other than prospective on-going royalty payments in connection with the Government Grants.
(n)Section 4.18(n) of the Company Disclosure Letter sets forth the amount of each Government Grant, (i) both amounts already received and amounts that the Company or any Subsidiary is entitled to receive, (ii) the outstanding obligations of the Company and each Subsidiary under each Government Grant with respect to royalties or other payments (including interest, if applicable); (iii) the type of revenues from which royalty or other payments are required to be made under such Government Grant; (iv) the total amount of any payments by the Company or any of its Subsidiaries to any Governmental Entity prior to the date of this Agreement with respect to any Government Grant; and (v) any Intellectual Property Rights (including any knowhow) owned by the Company or any of its Subsidiaries which are not subject to the Law for Encouragement of Research, Development and Technological Innovation in the Industry, 5744–1984 and to the IIA regulations.

4.19Suppliers and Customers.
(a)Section 4.19(a) of the Company Disclosure Letter sets forth a correct and complete list of (i) the top ten (10) suppliers (each a “Company Top Supplier”) and (ii) the top ten (10) customers (each a “Company Top Customer”), respectively, by the aggregate dollar amount of invoices to or from, as applicable, such supplier or customer, from or to, as applicable, the Company and the Subsidiaries, taken as a whole, during the twelve (12) months ended December 31, 2021.
(b)Since the Applicable Date, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there has been no termination of or a failure to renew the business relationship of the Company or its Subsidiaries with any Company Top Supplier or any Company Top Customer, (ii) there has been no change in the material terms of the business relationship of the Company or any of its Subsidiaries with any Company Top Supplier or Company Top Customer that would be adverse to the Company or its Subsidiaries and (iii) no Company Top Supplier or Company Top Customer has provided written or, to the Company’s Knowledge, oral notification to the Company or any of its Subsidiaries that it intends (A) to terminate or not renew or (B) to change any material terms of its business, except with respect to the foregoing clause (B), to the extent directly related to recent supply chain disruption in the global economy.
(c)Except for letters of credit for outstanding purchase orders, none of the Company or any of its Subsidiaries is required to provide any material bonding or other material financial security arrangements in connection with any transactions with any supplier in the Ordinary Course.
4.20Products.  Since the Applicable Date, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there has not been, and there is no pending or, to the Knowledge of the Company, threatened, recall or investigation of, or with respect to, any of the Company’s or any of its Subsidiaries’ product offerings required by any Governmental Entity. Since the Applicable Date, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, other communications from any Governmental Entity of any actual or alleged violation of any applicable Law in connection with any actual or alleged product recall, product safety, product defect or the content of product materials or packaging and labeling of products.
4.21Transactions with Affiliates.  Except for indemnification, compensation benefit plans, employment or other similar arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, that have been entered into in the Ordinary Course, there are no Contracts or other transactions between the Company or any of its Subsidiaries, on the one hand, and any current director or executive officer of the Company or any of its Subsidiaries, or any person who has been a director or executive officer of the Company or any of its Subsidiaries since the Applicable Date, or any of his or her immediate family members, or any existing or former holder of five percent (5%) or more of the outstanding Company Ordinary Shares (each, a “Related Party”), on the other hand

(a “Related Party Contract”).  Each Related Party Contract has been authorized by all necessary corporate action on the part of the Company or such Subsidiary, including in compliance with the ICL.
4.22Company FOCI Mitigation Agreement.  Certain of the Company’s Subsidiaries, as applicable, are subject to, and are managed through, a proxy agreement (each, a “Company Proxy Agreement”) or a special security agreement (each, a “Special Security Agreement”), in each case, entered into with DCSA (together, the Company Proxy Agreements and the Special Security Agreements are “Company FOCI Mitigation Agreements”).  Each Company FOCI Mitigation Agreement is in full force and effect and is a legal, valid and binding obligation of the Company or its Subsidiaries, as applicable, enforceable against the Company or its Subsidiaries, as applicable, in accordance with its terms.  Each of the Company and its Subsidiaries that are subject to a Company FOCI Mitigation Agreement, as applicable, has performed all obligations in all material respects required to be performed by it under each Company FOCI Mitigation Agreement and is not in material default (with or without notice or lapse of time or both), violation or breach in any material respect of, or in receipt of any written claim of such a default (with or without notice or lapse of time or both), violation or breach under, such Company FOCI Mitigation Agreement, as applicable.  No party to any Company FOCI Mitigation Agreement, or any other Governmental Entity, has exercised any termination rights (or provided written notice of its intent to exercise its termination rights) with respect thereto.  No party, or any other Governmental Entity, has given written notice of any significant dispute which remains outstanding with respect to any Company FOCI Mitigation Agreement.
4.23Information Supplied.  None of the information supplied by the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (b) the Proxy/Prospectus and any amendment or supplement thereto will, at the date of mailing to the shareholders of the Company and at the times of the Company Shareholders Meetings contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Proxy/Prospectus shall contain (or incorporate by reference) all material information relating to the Company shareholders’ decision to approve this Agreement and the Transactions that is required by applicable Law.
4.24Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Transactions, except that the Company has employed Evercore Group L.L.C. as its financial advisor.  The Company has made available to Parent correct and complete copies of all Contracts pursuant to which Evercore Group L.L.C. is entitled to any fees and expenses in connection with any of the Transactions.

4.25Acknowledgement of No Other Representations or Warranties.
(a)The Company has conducted its own independent investigation, verification, review, and analysis of the businesses, operations, results of operations, financial condition, assets, liabilities, and prospects of Parent and its Subsidiaries, to the extent necessary and appropriate for the Company to make a fully informed decision with respect to whether to enter into this Agreement and to consummate the Transactions.
(b)The Company acknowledges and agrees that, except for the representations and warranties contained in Article V or in the certificate delivered pursuant to Section 7.3(d), (i) neither Parent, Merger Sub, any of their respective Subsidiaries, nor any of their respective Affiliates or Representatives makes or has made, nor is the Company relying on, and the Company expressly disclaims any reliance on, any representation or warranty, either express or implied, of any kind whatsoever, including without limitation any representation or warranty concerning (x) Parent, Merger Sub or any of its Affiliates; (y) any of Parent’s, or any of its Affiliates’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (z) the Transactions, and (ii) except in the case of Fraud, Parent, Merger Sub, any of their respective Subsidiaries and each of their respective Affiliates and Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by Parent, Merger Sub, any of their respective Subsidiaries and each of their respective Affiliates and Representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company by any Representative of Parent, Merger Sub or any of its Subsidiaries or Affiliates).
(c)Without limiting the generality of clauses (a) and (b) above, the Company acknowledges and agrees that (i) in connection with its investigation of Parent and its Subsidiaries, the Company has received from or on behalf of Parent certain projections, including projected statements of operating revenues and income from operations of Parent and its Subsidiaries and certain business plan information of Parent and its Subsidiaries, (ii) there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Company is familiar with such uncertainties, and that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy and completeness of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), (iii) neither Parent, Merger Sub nor any of their respective Subsidiaries, Affiliates, or Representatives make any representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and the Company has not relied thereon, and (iv) except in the case of Fraud, the Company will have no claim against Parent, Merger Sub or any other Person with respect thereto.
(d)Subject to all of the foregoing provisions of this Section 4.25, the Company retains all of its rights and remedies with respect to claims based on Fraud.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as set forth in the Parent Reports filed with or furnished to the SEC prior to the date of this Agreement (excluding (i) any amendments thereto filed after the date hereof, and (ii) any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub each hereby, jointly and severally, represents and warrants to the Company as of the date of this Agreement (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) that:
5.1Organization, Good Standing and Qualification. Each of Parent and its Subsidiaries is a legal entity duly organized, validly existing and in good standing (to the extent the concept of good standing is applicable in the relevant jurisdiction) under the Laws of its respective jurisdiction of organization, except in the case of Parent’s Subsidiaries (other than its Significant Subsidiaries), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Each of Parent and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (to the extent the concept of good standing is applicable in the relevant jurisdiction) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions. Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s Organizational Documents, each as amended prior to the execution of this Agreement, and each as made available to the Company is in full force and effect.
5.2Capital Structure of Parent; Capitalization of Merger Sub.
(a)The authorized capital stock of Parent consists of 300,000,000 shares of Parent Common Stock, of which 145,000,000 shares were issued and outstanding as of the Equity Reference Time, and 10,000,000 shares of preferred stock par value $0.01 per share (the “Parent Preferred Stock”), of which none were outstanding as of the Equity Reference Time. All of the outstanding shares of Parent Common Stock and Parent Preferred Stock have been duly authorized and are validly issued, fully paid and nonassessable. Parent has no shares of Parent Common Stock or Parent Preferred Stock reserved for issuance. Each of the outstanding shares of capital stock of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or by a direct or indirect wholly owned Subsidiary of Parent, free and clear of any Encumbrance. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(b)Section 5.2(b) of the Parent Disclosure Letter sets forth (i) each of Parent’s Subsidiaries and the ownership interest of Parent in each such Subsidiary and (ii) Parent’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by Parent or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. Parent does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the HSR Act.
(c)The authorized capital stock of Merger Sub consists of 1,000 ordinary shares, par value NIS 0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub was formed solely for the purpose of this Transaction, has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions, and is not a party to any Contract other than its respective Organizational Documents and this Agreement.
5.3Corporate Authority; Approval.
(a)No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Transactions. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject to adoption of this Agreement by Parent as the sole shareholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b)The Parent Board, at a meeting duly called and held in compliance with the requirements of the General Corporation Law of the State of Delaware and Parent’s Organizational Documents, has (i) determined that this Agreement and the Transactions are advisable and are fair to and in the best interests of Parent and its stockholder and (ii) approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement.  The Merger Sub Board, at a meeting duly called and held in compliance with the requirements of the ICL and Merger Sub’s Organizational Documents, has unanimously (A) determined that this Agreement and the Transactions are advisable to and in the best interests of Merger Sub and its shareholder, respectively, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors and (B) approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement.

(c)Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of shares of Parent Common Stock required to be issued by it pursuant to Article III of this Agreement. The shares of Parent Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. The shares of Parent Common Stock, when issued, will be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” Laws.
5.4Governmental Filings; No Violations.  Other than the (i) filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) Approvals under applicable Antitrust Laws and applicable foreign investment Laws, (iii) filings and other Approvals as may be required under the Exchange Act, the Securities Act or Israeli Securities Law, (iv) filings and other Approvals as may be required to be made with NASDAQ and TASE, (v) Approvals under state securities, takeover and “blue sky” Laws, (vi) CFIUS Approval, (vii) Approval by the U.S. Department of State, (viii) Approval by the DCSA and (ix) the IIA Notice (collectively, the “Parent Approvals”), no Approvals are required to be made by Parent or Merger Sub with, nor are any required to be made or obtained by Parent or Merger Sub with or from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except as would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.
5.5Parent Reports; Financial Statements; Internal Controls.
(a)Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of their respective dates (or, if amended, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.
(b)Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for Parent’s auditors and audit committee of the Parent Board any material weaknesses in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available to the Company (x) a summary of any such disclosure made by management to Parent’s auditors and audit committee since the Applicable Date and (y) any material communication since the Applicable Date made by management or Parent’s auditors to the audit committee required or contemplated by the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by Parent. Parent has made available to the Company a summary of all material complaints or concerns relating to other matters made since the Applicable Date through Parent’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to Parent’s chief legal officer, audit committee (or other committee designated for the purpose) of the Parent Board or the Parent Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.
(c)Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of its date and each of the consolidated statements of earnings, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of shareholders’ equity included in or incorporated by reference into Parent Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings (loss) and changes in financial position, as applicable, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.
5.6Absence of Certain Changes.
(a)Since December 31, 2021 and through the date of this Agreement, Parent and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in the Ordinary Course, and there has not occurred any other action or event that would have required the consent of the Company pursuant to Section 6.1(b) if such action or event occurred after the date of this Agreement.
(b)Since December 31, 2021, there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

5.7Litigation and Liabilities.
(a)There are no Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.
(b)Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.
5.8Compliance with Laws. The businesses of each of Parent and its Subsidiaries have not been since January 1, 2017, and are not being, conducted in violation of any applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions. None of Parent and its Subsidiaries are in conflict with, or in default, breach or violation of any material Contract to which Parent and its Subsidiaries are a party or by which Parent and its Subsidiaries or any property or asset of Parent and its Subsidiaries are bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent and its Subsidiaries to own, lease and operate their respective properties or to carry on its business as it is now being conducted, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Transactions.
5.9Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:
(a) Parent and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Taxing authority and all such filed Tax Returns are complete and accurate; (ii) have paid all Taxes that are required to be paid (whether or not shown on any Tax Returns) except for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the financial statements of Parent; (iii) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, shareholder, creditor, independent contractor or third party (each as determined for Tax purposes); (iv) have complied with all information reporting (and related withholding) and record retention requirements; (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (vi) are not party to any Proceedings that are ongoing pending or threatened in writing regarding any Taxes of the Parent and its Subsidiaries or the assets of the Parent and its Subsidiaries; and (vii)

have not participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law.
(a)Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement entered into prior to the Closing Date, installment sale or open transaction entered into prior to the Closing Date, any accounting method change made prior to the Closing Date or agreement with any Tax authority entered into prior to the Closing Date or any prepaid amount received prior to the Closing Date.
5.10Brokers and Finders. Neither Parent nor any of its Representatives has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Transactions, except that Parent has employed J.P. Morgan Securities LLC as its financial advisor.
5.11Affiliate Transactions. Except for indemnification, compensation benefit plans, employment or other similar arrangements between Parent, Merger Sub, or any of their Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, that have been entered into in the Ordinary Course, as part of an arms-length commercial transaction or as otherwise set forth on Section 5.11 of the Parent Disclosure Letter, there are no Contracts or other transactions between Parent, Merger Sub, or any of their Subsidiaries, on the one hand, and any Affiliate or current director or executive officer of Parent, Merger Sub, or any of their Subsidiaries, or any person who has been a director or executive officer of Parent, Merger Sub, or any of their Subsidiaries since the Applicable Date, or any of his or her immediate family members, or any existing or former holder of five percent (5%) or more of the outstanding Parent Common Stock, on the other hand (a “Parent Affiliate Contract”). Each Parent Affiliate Contract has been authorized by all necessary corporate action on the part of Parent, Merger Sub, or any of their Subsidiaries, including in compliance with the ICL.
5.12Solvency. At and immediately following the Closing and after giving effect to all of the transactions contemplated by this Agreement, Parent and each of its Subsidiaries will, individually and taken together, be Solvent. Parent is not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors.
5.13Acknowledgement of No Other Representations or Warranties.
(a)Parent and Merger Sub have conducted their own independent investigation, verification, review, and analysis of the businesses, operations, results of operations, financial condition, assets, liabilities, and prospects of the Company and its Subsidiaries, to the extent necessary and appropriate for Parent and Merger Sub to make a fully informed decision with respect to whether to enter into this Agreement and to consummate the Transactions. Parent and Merger Sub acknowledge and agree that the Company has provided access to the personnel, properties, and records of the Company and its Subsidiaries and has substantially complied with the requests by Parent and Merger Sub and their respective Affiliates and Representatives in connection with the investigation, verification, review, and analysis of the

Company and its Subsidiaries by Parent and Merger Sub and their respective Affiliates and Representatives prior to the date of this Agreement.
(b)Parent and Merger Sub acknowledge and agree that, except for the representations and warranties contained in Article IV or in the certificate delivered pursuant to Section 7.2(g), (i) neither the Company, the Subsidiaries of the Company, nor any of their respective Affiliates or Representatives makes or has made, nor is Parent or Merger Sub relying on, and Parent and Merger Sub expressly disclaim any reliance on, any representation or warranty, either express or implied, of any kind whatsoever, including without limitation any representation or warranty concerning (x) the Company or any of its Subsidiaries; (y) any of the Company’s, or any of its Subsidiaries’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (z) the Transactions, and (ii) except in the case of Fraud, the Company, the Subsidiaries of the Company and each of their respective Affiliates and Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by the Company, the Subsidiaries of the Company and each of their respective Affiliates and Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent or Merger Sub by any Representative of the Company or any of its Subsidiaries or Affiliates).
(c)Without limiting the generality of clauses (a) and (b) above, Parent and Merger Sub acknowledge and agree that (i) in connection with its investigation of the Company and its Subsidiaries, Parent has received from or on behalf of the Company certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries and certain business plan information of the Company and its Subsidiaries, (ii) there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent and Merger Sub are familiar with such uncertainties, and that Parent and Merger Sub are taking full responsibility for making its own evaluation of the adequacy and accuracy and completeness of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), (iii) neither the Company nor any of its Subsidiaries, Affiliates, or Representatives make any representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and Parent and Merger Sub have not relied thereon, and (iv) except in the case of Fraud, Parent and Merger Sub will have no claim against the Company or any other Person with respect thereto.
(d)Subject to all of the foregoing provisions of this Section 5.13, each of Parent and Merger Sub retains all of its rights and remedies with respect to claims based on Fraud.

ARTICLE VI
COVENANTS
6.1Interim Operations.
(a)The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed)), and except as otherwise expressly contemplated by this Agreement or as required by applicable Law, the Company shall use its reasonable best effort to conduct its business and that of its Subsidiaries’ in the Ordinary Course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact, including their material Intellectual Property Rights, Company Material Contracts and other material assets, and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present officers, employees and agents, except as required by applicable Law. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except as otherwise expressly (A) contemplated by this Agreement, (B) required by applicable Law, (C) as approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed) by Parent or (D) set forth in the corresponding subsection of Section 6.1(a) of the Company Disclosure Letter, the Company shall not and shall cause its Subsidiaries not to:
(i)adopt or propose any change in its Organizational Documents;
(ii)merge or consolidate itself or any of its Subsidiaries with any other Person, except for any such transactions among its wholly owned Subsidiaries, or restructure, consolidate, recapitalize, reorganize or completely or partially liquidate, dissolve or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;
(iii)acquire, directly or indirectly (including by merger, consolidation, operation of law, or acquisition of shares, other equity interests or assets or any other business combination), any Person or any division, business, assets or properties of any other Person or make any investment in any other Person, in each case, with a fair market value or purchase price in excess of one million dollars ($1,000,000) in the aggregate in any transaction or series of related transactions, in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company or Parent, as applicable, to consummate the Transactions prior to the Outside Date, other than acquisitions of inventory or other goods in the Ordinary Course pursuant to and in accordance with the terms of Company Material Contracts in effect as of the date of this Agreement, true, correct and complete copies of which have been made available to Parent prior to the date of this Agreement;

(iv)issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of its capital stock or of any of its Subsidiaries or any rights, warrants or options to acquire any such shares or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than the issuance of shares (A) by its wholly owned Subsidiary to it or another of its wholly owned Subsidiaries, (B) in respect of Company Options outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Stock Plans as in effect on the date of this Agreement, or (C) Company Options issued to new employees of the Company or its Subsidiaries in the Ordinary Course and in accordance with the Stock Plans as in effect on the date of this Agreement; provided that any Company Options issued pursuant to clause (C) will (w) not exceed 150,000 Company Ordinary Shares in the aggregate on a fully diluted basis, (x) have terms consistent with grant terms and amounts as Company Options granted to similarly situated employees, (y) be subject to the standard four (4) year vesting schedule as existing Company Options as of the date hereof and (z) not provide for accelerated vesting upon a termination of employment or a change in control of the Company), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;
(v)make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its wholly owned Subsidiaries) in excess of one million dollars ($1,000,000) in the aggregate;
(vi)declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary);
(vii)reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than the withholding of Company Ordinary Shares to satisfy withholding Tax obligations upon the exercise, vesting or settlement of Company Options outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Stock Plans as in effect on the date of this Agreement;
(viii)incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) in excess of one million dollars ($1,000,000) in the aggregate;
(ix)make or authorize any payment of, or accrual or commitment for, capital expenditures other than in accordance with the capital expenditures budget set forth on Section 6.1(a)(ix) of the Company Disclosure Letter;
(x)enter into any Contract that would have been a Company Material Contract that is specified in clause (iii), (vi), (vii), (ix), (xi), (xv) or (xvii) in Section 4.18(a) or any Government Grant that would have been a Company Material Contract that is specified in clause (xix) in Section 4.18(a) had it been entered into prior to this Agreement or amend, modify, supplement, waive, terminate, assign, convey, encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any such Company Material Contract, other than (1) expirations of any such Contract in the Ordinary Course in accordance with the terms of such Contract, or (2) non-exclusive licenses, covenants not to sue, releases, waivers or other rights under Intellectual Property Rights owned by the Company or any of its Subsidiaries, in each case, granted in the Ordinary Course;
(x)cancel, modify or waive any debts or claims held by it or any of its Subsidiaries or waive any rights held by it or any of its Subsidiaries having in each case a value in excess of one million dollars ($1,000,000) in the aggregate;
(xii)(i) settle, pay, discharge or satisfy any Proceeding for an amount in excess of one million dollars ($1,000,000) in the aggregate or any obligation or liability of it in excess of such amount or on a basis that would result in the imposition of any Governmental Order that would restrict in all material respects the future activity or conduct of it or any of its Subsidiaries or a finding or admission of a violation of Law or violation of the rights of any Person or (ii) institute any Proceeding by the Company or any Company Subsidiary, other than in the Ordinary Course;
(xiii)make any changes with respect to accounting policies or procedures, except as required by GAAP or any similar Law or financial accounting standard;
(xiv)enter into any new line of business that would be material to the Company’s consolidated operations or that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions;
(xv)make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to material Taxes, settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax, or take any action which is reasonably likely to result in a material increase in the Tax liability of the Company or its Subsidiaries, or, in respect of any taxable period (or portion thereof) ending after the Closing Date, the Tax liability of Parent or its Affiliates;
(xvi)transfer, sell, lease, divest, cancel or otherwise dispose of, or permit or suffer to exist the creation of any Encumbrance upon, any assets (tangible or intangible), product lines or businesses of it or any of its Subsidiaries, including capital stock of any of its Subsidiaries, except in connection with services provided in the Ordinary Course and sales of obsolete assets and except for sales, leases, licenses or other dispositions of tangible assets (not including services) with a fair market value not in excess of one million dollars ($1,000,000) in the aggregate;
(xvii)cancel, abandon or otherwise allow to lapse or expire any Intellectual Property Rights that are material to the businesses of the Company or any of its Subsidiaries;

(xviii)alter the operation or security of any IT Assets owned, used or held for use in the operation of the Company and its Subsidiaries businesses in a manner that would be materially less protective of any confidential or proprietary information that is in the Company’s or any of its Subsidiaries’ possession or control, including any information stored on or processed by such IT Assets;
(xix)except as required under applicable Law or pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement and set forth in Section 6.1(a)(xix) of the Company Disclosure Letter, (A) increase the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Company Employee, in each case, other than increases of up to 7.5% in the Ordinary Course in respect of any Company Employee who (i) is not a Key Employee or (ii) earns a salary, wage rate or consulting fees (as applicable) and target cash bonus opportunity that exceeds $250,000 on an annual basis (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to this Agreement, (C) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan, in each case, other than in the Ordinary Course and in accordance with the Company’s policies and procedures with respect to granting, amending or modifying awards and, with respect to grants of new awards, in accordance with Section 6.1(a)(iv), (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans or issue any loans (other than routine travel advances issued in the Ordinary Course) to any Company Employee, (G) hire any employee or engage any independent contractor (who is a natural person) whose salary, wage rate or consulting fees (as applicable) and target cash bonus opportunity exceed $250,000 in the aggregate on an annual basis or (H) terminate the employment of any executive officer or any Company Employee who is eligible to receive payments or benefits upon a termination of employment in connection with a change in control, other than, in each case, for cause;
(xx)become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar employee representative organization, other than pursuant to applicable Law or extension orders;
(xxi)cancel or fail to use commercially reasonable efforts to replace or renew any material Insurance Policies;
(xxii)take any action or fail to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or
(xxiii)agree, authorize or commit to do any of the foregoing.

(b)Parent covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless the Company shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed)), except as otherwise expressly contemplated by this Agreement or required by applicable Law, Parent shall use its reasonable best effort to conduct its business and that of its Subsidiaries’ in the Ordinary Course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organization intact, including their material Intellectual Property Rights, material Contracts and other material assets, and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and keep available the services of it and its Subsidiaries; present officers, employees and agents, except as required by applicable Law. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except as otherwise expressly (A) contemplated by this Agreement, (B) required by applicable Law, (C) as approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed) by the Company, (D) as set forth on the corresponding subsection of Section 6.1(b) of the Parent Disclosure Letter or (E) in connection with or required to effectuate the Stock Split, the Sale Transactions, Parent shall not, and shall cause its Subsidiaries not to:
(i)adopt or propose any change in Parent’s Organizational Documents in any manner that would prevent, materially delay or materially impair the ability of Parent to consummate the Transactions; provided, that any amendment to Parent’s certificate of incorporation to increase the authorized number of shares or series of the capital stock of Parent shall in no way be restricted by the foregoing;
(ii)merge or consolidate itself or any of its Subsidiaries with any other Person or restructure, consolidate, recapitalize, reorganize or completely or partially liquidate, dissolve, in each case, except for any such transactions among its wholly owned Subsidiaries or any Parent Permitted Acquisitions;
(iii)issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of capital stock of Parent or any of its Subsidiaries or any right, warrants or options to acquire such shares or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than the issuance of shares (A) by its wholly owned Subsidiary to it or another of its wholly owned Subsidiaries or (B) in respect of equity-based awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the plan documents as in effect on the date of this Agreement), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;
(iv)declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for (A) dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary or (B) distributions of any proceeds in connection with the consummation of the Sale Transactions (which shall be net of any Tax liability or holdback, including with respect to any indemnification reserves) and, for the avoidance of doubt, payments to Parent US Holding or any of its Affiliates in respect of any such Tax liability pursuant to the Tax Allocation Agreement, dated as of November 16, 2020, between Parent and Parent US Holding.
(v)make any repurchase or other acquisition of any outstanding shares of Parent Common Stock (other than repurchases or other acquisitions of Parent Common Stock in open market transactions at market prices);
(vi)reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than the withholding of Parent Common Stock to satisfy withholding Tax obligations upon the exercise, vesting or settlement of any Parent options outstanding as of the date of this Agreement in accordance with their terms;
(vii)take any action or fail to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or
(viii)agree, authorize or commit to do any of the foregoing.
(c)Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything in this Agreement to the contrary, no consent of Parent or the Company shall be required with respect to any matter set forth in this Section 6.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of outside antitrust counsel, violate applicable Antitrust Law.
(d)From and after the date hereof through and until the earlier of the Closing or the valid termination of this Agreement, Parent will operate in good faith to complete the consummation of the Specified Transaction as soon as reasonably practicable. For the avoidance of doubt, the Parties agree that all cash proceeds paid or payable in respect of the consummation of each Sale Transaction shall be paid by Parent to Parent US Holding as promptly as possible following the consummation of such Sale Transaction (irrespective of whether consummated before, on or after the Closing), and if such Sale Transaction shall have failed to close by December 31, 2023, the amount payable by Parent to Parent US Holding with respect to the business subject to the Sale Transaction that shall have failed to close shall be determined in accordance with the Cooperation Agreement in full satisfaction of the obligations of the Parties.
6.2Acquisition Proposals; Change in Recommendation.
(a)No Solicitation. Except as expressly permitted by this Section 6.2, from and after the date hereof through and until the earlier of the Closing or the valid termination of this Agreement, neither the Company shall nor its Subsidiaries shall, nor shall the Company authorize any of its directors, officers, employees or Representatives to, directly or indirectly:
(i)initiate, solicit, propose, knowingly or intentionally encourage, knowingly or intentionally take any action to or facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;
(ii)engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;
(iii)provide any information to any Person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;
(iv)otherwise knowingly or intentionally facilitate any effort or attempt to make an Acquisition Proposal; or
(v)except as expressly permitted by, and after compliance with, Section 6.2(d)(ii) or Section 8.4(a), as applicable, cause or permit the Company to enter into an Alternative Acquisition Agreement.
(b)Exceptions. Notwithstanding anything in this Section 6.2 to the contrary, prior to the time, but not after, the Requisite Company Vote is obtained in response to an unsolicited, bona fide written Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in this Section 6.2, the Company may directly or indirectly:
(i)contact the Person or any of its Representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Acquisition Proposal,
(ii)provide information in response to a request therefor (including non-public information regarding it or any of its Subsidiaries) to the Person who made such Acquisition Proposal, provided that such information has previously been made available to, or is made available to, Parent prior to or concurrently with the time such information is made available to such Person and that, prior to furnishing any such information, the Company negotiates and receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms not less restrictive to the other party than the terms in the Confidentiality Agreement are on Parent; and
(iii)participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;
in each case, if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company Board determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with its financial advisor, such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of fiduciary duties under applicable Law.
(c)Notice of Acquisition Proposals. The Company shall promptly (and, in any event, within 24 hours) give notice to Parent if (i) any inquiries, proposals, offers or discussions constituting or the Company reasonably expects would result in an Acquisition Proposal are received by, or (ii) any information is requested in connection with any Acquisition Proposal from, in either instance, setting forth in such notice the name of such Person and the material terms and conditions of any inquiries, proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements, and any financing commitments, arrangements or agreements relating thereto) and thereafter shall keep Parent informed, on a current basis (and, in any event, within 24 hours) of the status and material terms of any such inquiries, proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.
(d)No Change of Recommendation.
(i)Except as permitted by Section 6.2(d)(ii) or Section 6.2(e), the Company Board, including any committee thereof, agrees it shall not:
(A)withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation;
(B)fail to include the Company Recommendation in the Proxy/Prospectus;
(C)fail to recommend, within ten (10) Business Days after the commencement of such Acquisition Proposal through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding Company Ordinary Shares (other than by Parent or an Affiliate of Parent), against acceptance of such tender offer or exchange offer by its shareholders;
(D)fail to publicly reaffirm the Company Recommendation within ten (10) Business Days after receipt of a written request by Parent to do so following an Acquisition Proposal (or modification to the financial terms thereof or modification of any other material term thereof) becoming publicly known or being delivered to the Company or any of its Subsidiaries or its or their Representatives; or
(E)approve or recommend (it being understood that an internal discussion among the directors of the Company Board with respect to an Acquisition Proposal shall not in and of itself constitute a recommendation) or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(b) entered into in compliance with Section 6.2(b)) relating to or providing for any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (A), (B), (C), (D) or (E), or any resolution or agreement to do any of the foregoing, a “Change of Recommendation”).

(ii)Notwithstanding anything in this Agreement to the contrary, prior to the time the Requisite Company Vote is obtained, the Company Board may effect a Change of Recommendation if (A)(1) an unsolicited, bona fide written Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in Section 6.2(a) is received by the Company and is not withdrawn, and the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal or (2) an Intervening Event has occurred, and (B) the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that failure to effect a Change of Recommendation in response to such Superior Proposal or Intervening Event, as applicable, would reasonably be expected to be inconsistent with the directors’ exercise of fiduciary duties under applicable Law; provided, however, that a Change of Recommendation or action to terminate this Agreement pursuant to Section 8.4(a) may not be made unless and until the Company has given Parent written notice of such action and the basis thereof (a “Change of Recommendation Notice”) by 5:00 p.m. Israel time on the fifth (5th) Business Day after the date on which the Company has given Parent such written notice (the “Match Period”), which notice shall set forth in writing that the Company Board intends to consider whether to take such action; and (x) in the case of a Superior Proposal, comply in all material respects in form, substance and delivery with the provisions of Section 6.2(c) and (y) in the case of an Intervening Event, include a reasonable description of such Intervening Event. After giving such notice and prior to effecting such Change of Recommendation or taking such action to terminate the Agreement pursuant to Section 8.4(a), the Company shall, and shall cause its Subsidiaries and its and their employees, financial advisor, outside legal counsel and other Representatives to, negotiate in good faith with Parent (to the extent Parent wishes to negotiate) to make such revisions to the terms of this Agreement as would permit the Company Board not to effect a Change of Recommendation or to take such action to terminate this Agreement pursuant to Section 8.4(a) in response thereto. At the end of the Match Period, prior to taking action to effect a Change of Recommendation or taking action to terminate the Agreement pursuant to Section 8.4(a), the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and shall have determined in good faith after consultation with outside legal counsel and its financial advisor that (I) in the case of a Superior Proposal, the Superior Proposal would continue to constitute a Superior Proposal, and (II) in the case of an Intervening Event, that the failure to effect a Change of Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ exercise of fiduciary duties under applicable Law, in each case, if such changes offered in writing were to be given effect. Any modification or amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 6.2(c) and this Section 6.2(d)(ii) except that the advance written notice obligation set forth in this Section 6.2(d)(ii) shall instead end at 5:00 p.m. Israel time on the third (3rd) Business Day after the date on which the Company has given Parent a Change of Recommendation Notice.
(e)Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall prohibit the Company from (i) complying with its disclosure obligations under Israeli or United States federal or state Law with regard to an Acquisition Proposal or (ii) making any disclosure to its shareholders, in each case, if the Company Board determines in good faith (after consultation with and receiving advice of its outside legal counsel) that the failure to do so would violate the directors’ fiduciary duties under applicable Law; provided, however, that any such disclosure or statement that constitutes or contains a Change of Recommendation shall be subject to Section 6.2(d) and Parent shall have the right to terminate this Agreement as set forth in Section 8.3(a) unless the Company expressly and promptly (and in any event within 24 hours) reaffirms in a public statement the Company Recommendation; it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change of Recommendation.
(f)Existing Discussions. The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly deliver a written notice to each such Person providing only that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal and informing such Persons of the obligations undertaken in this Section 6.2 and in the Confidentiality Agreement, which notice shall, to the extent such Person has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal, also request the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries, as applicable. The Company will promptly terminate all physical and electronic data access previously granted to such Persons.
(g)Standstill Provisions. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (i) the termination of this Agreement pursuant to Article VIII and (ii) the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof.
(h)Any violation of the restrictions contained in this Section 6.2 by any Subsidiary of the Company or any of the Company’s or any of its Subsidiaries’ Representatives shall be deemed to be a breach of this Section 6.2 by the Company. The Company agrees that neither it, nor its Affiliates, will enter into any agreement with any third party which would prohibit the Company or any of its Affiliates from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.2.
6.3Prospectus/Proxy Filing; Information Supplied.
(a)As promptly as practicable after the date of this Agreement and in any event within 30 days of the date of this Agreement, (i) the Company shall prepare and file with the ISA and the TASE and furnish to the SEC on Form 6-K the proxy statement relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy/Prospectus”), and (ii) Parent shall prepare and file with the SEC, Parent’s registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”, with the Proxy/Prospectus constituting a part thereof). In addition, the Parties shall cooperate and shall file with the ISA: (i) any required exemption or “no-action” requests in connection with the issuance of shares of Parent Common Stock to holders of Eligible Shares as part of the Merger Consideration, requesting the ISA to exempt or agree not to take any action against the Parent in connection with any such issuance without a publication of a prospectus in accordance with the Israeli Securities Law (an “Israeli Prospectus”, and any such exemption the “ISA Offering Exemption”), (ii) an application for an exemption from the requirements of the Israeli Securities Law concerning the publication of an Israeli prospectus in respect of the New Stock Incentive Plan and any grants thereunder including the exchange of Company Options for Parent Stock Options in accordance with the provisions hereof, pursuant to Section 15D of the Israeli Securities Law, or alternatively an application requesting the ISA to confirm that the exchange of Company Options for Parent Stock Options is exempt from prospectus requirements or does not trigger prospectus requirements (the “Israeli Options Exemption”, and together with the Israeli Offering Exemption, the “ISA Exemptions”), and (iii) a request to register all of Parent Common Stock for trading on the TASE and to apply to Parent the reporting arrangements under Chapter E3 of the Israeli Securities Law (the “Dual Listing Application”) such that Parent will be exempt from reporting in accordance with the provisions of the Israeli Securities Law (the “Dual Listing Arrangement”). Parent and the Company each shall use its reasonable best efforts to respond promptly to comments from the ISA and the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to promptly thereafter mail the Proxy/Prospectus (including the Registration Statement) to the shareholders of the Company, to maintain the effectiveness of the Registration Statement for as long as necessary to consummate the Transactions and to obtain the ISA Exemptions, the approval of the TASE for the listing of Parent Common Stock for trading on the TASE and the approval of the ISA for the application of the Dual Listing Arrangement.
(b)Each of the Company and Parent shall promptly notify the other of the receipt of all comments from the ISA, the TASE and the SEC and of any request by the ISA, the TASE or the SEC for any amendment or supplement or additional information to the Registration Statement or the Proxy/Prospectus, the ISA Exemptions or the Dual Listing Application and shall promptly provide to the other copies of all correspondence between it or any of its Representatives and the SEC, ISA or the TASE with respect to the Registration Statement or Proxy/Prospectus, the ISA Exemptions and the Dual Listing Application.
(c)Each of the Company and Parent agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy/Prospectus and any amendment or supplement thereto will, at the date of mailing to the shareholders of the Company and at the times of the Company Shareholders Meetings contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company will cause the Proxy/Prospectus and Parent will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act, Israeli Securities Law and the respective rules and regulations thereunder.

(d)Each of Parent and the Company will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy/Prospectus, the Registration Statement, the requests for the ISA Exemptions and the Dual Listing Application and other documents related to the Company Shareholders Meeting or the issuance of the shares of Parent Common Stock in respect of the Merger, prior to filing such documents with the applicable Governmental Entity and mailing such documents to the shareholders of the Company. Each Party will include in the Proxy/Prospectus, the Registration Statement and such other documents related to the Company Shareholders Meeting or the issuance of the shares of Parent Common Stock in respect of the Merger all comments reasonably and promptly proposed by the other Party or its legal counsel and each agrees that all information relating to Parent and its Affiliates included in the Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably. Notwithstanding the foregoing, unless the Company Board has effected a Change of Recommendation, the Company shall include the Company Recommendation and a copy of any fairness opinion obtained by the Company Board in connection with the approval by the Company Board of the Transactions in the Registration Statement.
6.4Company Shareholders Meeting.
(a)The Company will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Company Shareholders Meeting as promptly as practicable after the Registration Statement is declared effective and the SEC and the ISA advise that they have no further comments on the Proxy/Prospectus (and in any event within forty (40) days after the Registration Statement is declared effective), to consider and vote upon the approval of the Agreement and the Transactions and to cause such vote to be taken, to secure the Requisite Company Vote and shall not postpone or adjourn such meeting except to the extent required by Law or its Organizational Documents. Subject to 6.2(d)(ii), the Company Board shall recommend such adoption. The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL, the NASDAQ listing standards and its Organizational Documents. Unless this Agreement is terminated pursuant to Article VIII, the Company shall take all of the foregoing actions, including convening the Company Shareholders Meeting and securing the Requisite Company Vote, whether or not the Company Board at any time subsequent to the date of this Agreement shall have effected a Change of Recommendation or otherwise shall have determined that this Agreement is no longer advisable or recommends that the shareholders of the Company reject it, and the Company’s obligations pursuant to this Section 6.4 shall not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal.
(b)The Company agrees (i) to provide Parent reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports) and (ii) to give written notice to Parent one day prior to the Company Shareholders Meeting and on the day of, but prior to the Company Shareholders Meeting, indicating whether as of such date sufficient proxies representing the Requisite Company Vote have been obtained. Notwithstanding the foregoing, if, on a date that is two

Business Days prior to the date the Company Shareholders Meeting is scheduled (the “Original Date”), (A) the Company has not received proxies representing the Requisite Company Vote, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the Proxy/Prospectus is required to be delivered, upon Parent’s written request, the Company shall postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Shareholders Meeting as long as the date of the Company Shareholders Meeting is not postponed or adjourned more than ten days in connection with any one postponement or adjournment or more than an aggregate of 20 days from the Original Date in reliance on the preceding sentence.
6.5Merger Proposal; Certificate of Merger. Subject to the ICL, as soon as reasonably practicable following the date of this Agreement, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth in this Section 6.5; provided, that any such actions or the time frame for taking such action shall be subject to any amendment in the applicable provisions of the ICL (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.5 accordingly): (a) as promptly as practicable following the date hereof, and in any event not later than by the end of the periods promulgated by the ICL, cause a merger proposal (in the Hebrew language) in a form reasonably acceptable to the Parties (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three days from the calling of the Company Shareholders Meeting, (c) cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, during regular business hours, in (A) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar and (B) in a popular newspaper outside of Israel as may be required by applicable Law, within three Business Days after the Merger Proposal was submitted to the Companies Registrar; (ii) within four Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of (if any), in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i) and at the times set in such notice; and (iii) send to the Company’s “employees committee”, if any, or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i) of this Section 6.5(d)), no later than three Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar, (e) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clauses (c) and (d) of this Section 6.5, but in any event no more than three Business Days following the date on which such notice was sent to the creditors, inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (f) not later than three days after the date on which the Requisite Company Vote is received, inform (in accordance with Section 317(b) of ICL and the regulations thereunder) the Companies Registrar of such approval, and (g) subject to the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For purposes of this Section 6.5, “Business Day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.
6.6Cooperation; Efforts to Consummate.
(a)On the terms and subject to the conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the Transactions as soon as reasonably practicable and, in any event, no later than the Outside Date, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by making filings in the jurisdictions set forth in Section 6.6(a) of the Parent Disclosure Letter by the deadlines set forth therein), obtaining as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions no later than the Outside Date and, in the case of the Company, using reasonable best efforts to procure the cooperation from any relevant Governmental Entity in connection with obtaining any Company Approvals or Parent Approvals. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees.
(b)Subject to applicable Law relating to the exchange of information, Parent and its Affiliates shall have the right to control and direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy/Prospectus). The Company shall not permit any of its officers or other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Transactions without Parent’s prior written approval. The Company and its Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of Parent.
(c)Without limiting the generality of the undertakings pursuant to this Section 6.6, but on the terms and subject to the conditions set forth in this Agreement, each of the Company and Parent agree to take or cause to be taken the following actions:
(i)the prompt provision to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law or applicable foreign investment Law of non-privileged information and documents requested by such Governmental Entity or that are necessary, proper or advisable to permit consummation of the Transactions no later than the Outside Date; provided, that if any such Governmental Entity requests that the Company provide privileged information or documents, the Company shall provide such information or documents, as applicable, to such Governmental Entity and use reasonable best efforts to share such information or documents in a manner so as to preserve the applicable privilege.
(ii)the prompt use of its reasonable best efforts to take all reasonably necessary, proper or advisable steps to (A) avoid the entry of, and (B) resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind, in the case of each of the foregoing clauses (A) and (B), that would delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the Transactions on or before the Outside Date, in each case, if such action should be reasonably necessary so as to permit the consummation of the Transactions no later than the Outside Date.
(d)Notwithstanding anything in this Agreement to the contrary, neither this Section 6.6 nor the “reasonable best efforts” standard in this Section 6.6 shall require, or be construed to require Parent or the Company or any of their respective Subsidiaries or other Affiliates, in order to obtain any Company Approvals, Parent Approvals or to avoid the consequences in Section 6.6(c)(ii) or otherwise, to (i)(A) sell, lease, license, transfer, dispose of, divest or otherwise Encumber, or hold separate pending any such action, or (B) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, divestiture or other Encumbrance, or holding separate, before or after the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates), or (ii) take or agree to take any other action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates) that in the case of all such requirements described in clauses (i) and (ii), individually or in the aggregate with all other such requirements, (x) would have a material impact on the business or financial condition of Parent or any of its Affiliates (taken as a whole) or the Company or any of its Subsidiaries (taken as a whole), or (y) would reasonably be expected to materially impair the benefits to Parent reasonably expected, as of the date of this

Agreement, to be realized from consummation of the Merger (including the loss of any reasonably expected synergies) (any of the effects described in clause (x) or (y) above being referred to in this Agreement as a “Substantial Detriment”); provided, however, that Parent may compel the Company to take any of the actions referred to above (or agree to take such actions) only if such actions are only effective after the Effective Time. For the avoidance of doubt, any holding separate by the Company, before or after the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interest in order to comply with a DCSA requirement that the Company’s existing mitigation structure remain intact shall not constitute a “Substantial Detriment.”
(e)The Company shall agree, if reasonably requested by Parent so as to permit (or as identified by Parent as reasonably likely to be necessary to permit) the receipt of any other consent under any other Antitrust Law, in each case as soon as practicable after the date of this Agreement (but in any event not later than the Outside Date), to effect and agree to any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any assets, operations, rights, product lines, licenses, businesses or interests therein of the Company or any of its Subsidiaries, and take such action or actions that would in the aggregate have a similar effect; provided, however, that any such sale, divestiture, license, holding separate or other similar arrangement, disposition, restriction or action or actions (each, a “Potential Sale Transaction”) is conditioned on the occurrence of, and shall become effective only from and after, the Closing. Without limiting the foregoing, but solely in the event that the Potential Sale Transaction is conditioned upon the occurrence of, and effective only from and after the Closing, to the extent requested by Parent, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent to facilitate a Potential Sale Transaction. To the extent reasonably requested by Parent, the Company shall and shall cause its Subsidiaries to (i) enter into confidentiality agreements containing customary terms with any Persons who Parent identifies to the Company as potential purchasers in a Potential Sale Transaction (such potential purchasers to be referred to as “Potential Purchasers”), (ii) permit Potential Purchasers to conduct (and cooperate with such Potential Purchasers’) reasonable documentary and other investigations with respect to such Potential Sale Transaction (provided, that any such Potential Purchaser executes and delivers to the Company a confidentiality agreement containing customary terms), (iii) comply with any applicable right of first refusal, right of first offer, right of approval and similar provisions that may be applicable to a proposed transfer of a Potential Sale Transaction, and (iv) deliver such notices, make such filings and execute such contracts relating to a Potential Sale Transaction as reasonably requested by Parent and at Parent’s expense; provided, however that in advance of any such actions, Parent and the Company shall establish reasonable and customary clean team procedures in respect of the sharing of any competitively sensitive information with any Potential Purchaser that is a direct competitor of the Company.
(f)Subject to Section 6.6(d), the Company and Parent shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to prepare and file a joint voluntary notice with CFIUS and seek CFIUS Approval for the Transactions. Subject to Section 6.6(d), such reasonable best efforts shall include promptly making or causing to be made a draft filing in connection with the CFIUS Approval in accordance with the DPA and promptly making any final filing in connection with the CFIUS Approval in accordance with the DPA after receipt of confirmation that CFIUS has no further comment to the draft filing. Subject to Section 6.6(d),

Parent and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all commercially reasonable things necessary, proper, or advisable to obtain CFIUS Approval, as promptly as practicable. Parent and the Company agree that if Parent determines it to be appropriate that the Parties withdraw and jointly resubmit the final filing submitted to CFIUS pursuant to this Section 6.6(f), then the Company shall cooperate with Parent in withdrawing and resubmitting the final filing in order to allow CFIUS to extend its consideration of the transaction for up to two additional 45-day periods.
(g)As soon as practicable after the date of this Agreement, and no later than three (3) Business Days after the date hereof, notify the Israeli Ministry of Communications about this Agreement and the Transactions, and such notification (the “MOC Notice”) shall comply with the requirements of all applicable Laws, including the WTO and the terms applicable to the Company’s license to trade in wireless devices (the “Wireless Device License”).
(h)As soon as practicable after the date of this Agreement, and no later than thirty (30) days after the date hereof, the Company shall, together with its Israeli counsel, advisors and/or accountants, prepare and file (i) with the Investment Center an application to obtain the Investment Center Approval, (ii) with the IIA, an application to obtain the IIA Buy-Out Approval, and (iii) with the ILA, an application to obtain the ILA Approval. Each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Investment Center Approval, the IIA Buy-Out Approval and the ILA Approval. The final text of such applications shall be subject to the prior written approval of Parent (which shall not be unreasonably withheld or delayed). None of the Company, its Subsidiaries or its or their respective Representatives shall make any application to or conduct any negotiation with the Investment Center, the IIA Buy-Out Approval or the ILA with respect to matters relating to the Investment Center Approval, the IIA Buy-Out Approval or the ILA Approval without prior coordination with Parent and its Representatives and, to the extent practicable, will enable Parent and its Representatives to participate in all discussions and meetings with the Investment Center, the IIA and the ILA. The Company’s Representatives shall provide Parent’s Representatives a report of the discussions and meetings held with the Investment Center, the IIA and the ILA. Subject to the terms and conditions of this Agreement, the Company, Parent and Merger Sub shall use reasonable best efforts to promptly take, or cause to be taken, all reasonable action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Investment Center Approval, the IIA Buy-Out Approval and the ILA Approval. Each of Parent, Merger Sub and the Company shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to, in connection with obtaining the Investment Center Approval, the IIA Buy-Out Approval and the ILA Approval, provide all information reasonably required by the Investment Center, the IIA and the ILA, execute all customary forms, undertakings and affidavits required by the Investment Center, the IIA Buy-Out Approval and the ILA, as applicable, and execute and deliver any other undertakings and affidavits, which are in form and substance reasonably acceptable to Parent, in favor of the Investment Center, the IIA and the ILA. Regardless of whether the IIA Buy-Out Approval is obtained prior to Closing, the parties shall ensure that the IIA Notice is filed with the

IIA immediately prior to or as soon as reasonably practicable after the Closing and, in any event, in accordance with the requirements of Law and the IIA regulations.
(i)The Company shall provide Parent, within a reasonable time after the date of this Agreement and, in any event, within sufficient time to permit Parent and its Representatives to review and provide comments and for the parties to finalize such documents, an application to obtain the Continuing Business License from the Municipality of Beit She’an together with all duly signed customary forms, undertakings and affidavits required by the Municipality of Beit She’an for that purpose, in each case ready for immediate submission by the Company immediately following Closing, and shall amend and supplement such applications from time to time until the Closing as shall be reasonably required by Parent or as the result of any change in facts or circumstances.
(j)Each of Parent and the Company agrees to use reasonable best efforts (i) to submit, as promptly as reasonably practicable and advisable after the date of this Agreement all applicable and required notices to DCSA pursuant to the NISPOM; (ii) submit a Commitment Letter including a proposed FOCI Mitigation Plan no later than the submission of the final filing in connection with the CFIUS Approval as set forth in Section 6.6(f); and (iii) submit a changed condition package no later than fourteen (14) days following the Closing to DCSA.
(k)In furtherance and not in limitation of the foregoing, each of Parent and the Company shall use reasonable best efforts to: (i) provide as promptly as reasonably practicable to each other’s counsel and to CFIUS, DCSA or other Governmental Entities, as applicable, any additional or supplemental information and documentary material as may be necessary, proper or advisable in connection with preparation and submission of applicable notifications or responses to information requests from the applicable Governmental Entity; (ii) permit the other party to review reasonably in advance any communication (subject to mutually acceptable appropriate redactions to maintain confidentiality of business information) proposed to be given by it to CFIUS, DCSA or other Governmental Entities, as applicable, and consult with each other in advance of any meeting or conference with CFIUS, DCSA or other Governmental Entities, as applicable, and, to the extent permitted by CFIUS, DCSA or other Governmental Entities, as applicable, give the other party the opportunity to attend and participate in any such meeting or conference; and (iii) keep each other timely apprised of the status of any communications with, and any inquiries or requests for additional information or documentary material from, CFIUS, DCSA or other Governmental Entities, as applicable, in each case (i) - (iii), to the extent permitted by applicable Law and subject to customary and mutually acceptable confidentiality practices and all applicable privileges (including the attorney-client privilege).
6.7Status; Notifications.
(a)Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions.

(b)The Company shall give prompt notice to Parent of any failure of any condition to Parent’s obligation to consummate the Transactions. Parent shall give prompt notice to the Company of any failure of any condition to the Company’s obligation to consummate the Transactions. Notwithstanding the foregoing, (i) neither the Company’s nor Parent’s good faith failure to comply with this Section 6.7(b) shall provide the other Party with the right not to effect the Transactions and (ii) the delivery of any notice pursuant to this Section 6.7(b) shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party or update the Company Disclosure Letter or the Parent Disclosure Letter.
6.8Information; Access and Reports.
(a)Subject to applicable Law and the other provisions of this Section 6.8, each Party shall (and shall cause its Subsidiaries to), upon request by the other Party furnish such requesting Party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable, including in connection with the Proxy/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity, or otherwise in connection with the Transactions, and shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by such requesting Party, afford such Party’s officers and other authorized Representatives full access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of the requested Party’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, the requested Party shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested by such requesting Party.
(b)To the extent that any of the information or material furnished pursuant to this Section 6.8 or otherwise in accordance with the terms of this Agreement includes material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.
(c)No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent or Merger Sub set forth in this Agreement.

6.9Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ and the TASE (in accordance with the Dual Listing Arrangement), subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NASDAQ and the TASE to enable the delisting by the Surviving Corporation of the Company Ordinary Shares from the NASDAQ and the TASE and the deregistration of the Company Ordinary Shares under (a) the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time and (b) the Israeli Securities Law (and the regulations promulgated thereunder) at the Effective Time.
6.10Publicity. The initial press release with respect to the Transactions shall be a joint press release and thereafter the Company and Parent shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law or (iii) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s response thereto.
6.11Employee Benefits.
(a)Parent agrees that, at the Effective Time, the employees of the Company and its Subsidiaries who continue to remain employed with the Company or its Subsidiaries (the “Continuing Employees”) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, be provided with: (i) base salary or base wage and target annual cash bonus opportunities that are no less favorable than such base salary or base wage and target annual cash bonus opportunities provided to each Continuing Employee immediately prior to the Effective Time; and (ii) except for such employee benefits set forth on Section 6.11(a) of the Parent Disclosure Letter, employee benefits that are no less favorable, in the aggregate, than those employee benefits disclosed on Section 4.8(a) of the Company Disclosure Letter that were provided to each Continuing Employee immediately prior to the Effective Time; provided, however, that the requirement of this sentence shall not apply to Continuing Employees who are covered by a collective bargaining agreement or industry-wide extension orders.
(b)Parent shall (and where prohibited or restricted by the terms of any Parent benefit plan, shall use commercially reasonable efforts to) (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, and benefit accrual where length of service is relevant (including for purposes of vacation and sick leave accrual and severance pay entitlement) as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits. Any vacation, sick leave or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time, and shall not be subject to accrual limits or other forfeiture and shall not limit future accruals, provided, however, that in the event that applicable Law requires for payout of any such accrued but unused paid time off in lieu of such credit, Parent shall make any such payments to affected employees.
(c)Prior to the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall, or shall cause the applicable plan sponsor, to terminate the Company’s or a Company Subsidiary’s 401(k) Plan (the “Company 401(k) Plan”) effective as of the day immediately prior to the Closing Date (the “Termination Date”), in compliance with the requirements of applicable Law. The Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated (the form and substance of which shall be subject to the prior review and comment by Parent) not later than the day immediately preceding the Termination Date. Prior to the Closing Date and thereafter (as applicable), the Company and Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) of the full account balance of their Company 401(k) Plan account distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan, including any outstanding Company 401(k) Plan loans to the extent such rollovers are timely elected by Continuing Employees. Each Continuing Employee shall become a participant in the Parent 401(k) Plan on the Closing Date (giving effect to the service crediting provisions of Section 6.11(b)); it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan.
(d)Prior to making any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and reasonably comment on the communication, which such period shall in no event be more than five (5) days, and the Company shall consider any such reasonable comments in good faith.
(e)Nothing contained in this Agreement is intended to (i) be treated as an amendment to any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.
(f)The parties shall cooperate to establish (and make any requisite filings with the SEC (including but not limited to a registration statement on Form S-8)) with respect to the New Stock Incentive Plan to be effective in connection with the Closing, which shall provide for an aggregate share reserve thereunder (the “Equity Pool”) equal to approximately 4.7% of the shares of Parent Common Stock on a fully diluted basis as of the Closing. The New Stock Incentive Plan shall incorporate (by way of an Israeli appendix) the applicable provisions required pursuant to Section 102 of the Ordinance and Parent and the Company shall cause such New Stock Incentive Plan to be filed with the ITA (together with any auxiliary documents related thereto) as required under the Ordinance, not later than five Business Days following the Closing. Subject to receipt of a ruling or other written approval from the ITA, Parent Stock Options that will be issued as Option Consideration to the holders of Company Options issued pursuant to Section 2.5(a) shall be governed upon the Closing by the New Stock Incentive Plan, including the Israeli appendix and, to the extent applicable, any ruling or other instructions from the ITA, including the Option Tax Ruling.
6.12Taxation. Neither Parent nor the Company shall take or cause to be taken any action, including taking any Tax position on any Tax Return, in any audit or proceeding before any Taxing Authority, in any report made for Tax, or otherwise, whether before or after the Effective Time, that would reasonably be expected to disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.
6.13Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense; provided, that the filing fees incurred by the Parties in connection with the filing of any Governmental Entity Approvals set forth on Section 6.13 of the Company Disclosure Letter shall be borne 19.5% and 80.5% by the Company and Parent, respectively.
6.14Indemnification; Directors’ and Officers’ Insurance.
(a)For not less than seven years from and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and fulfill the obligations of the Company and its Subsidiaries under their respective Organizational Documents and all indemnification and exculpation agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers set forth on Section 6.14(a) of the Company Disclosure Letter (any such Persons entitled to indemnification. the “Indemnified Parties”) in effect as of the date of this Agreement, all subject to applicable Law.
(b)At or prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for run-off “tail” insurance policies for the extension of the Company’s (i) directors’ and officers’ liability coverage, and (ii) fiduciary liability insurance policies, in each case providing only for Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company for a claims reporting or discovery period of seven years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement, with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies, with respect to acts or omissions occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions), and covering each person covered by such insurances in effect on the date of this Agreement (collectively, the “D&O Insurance”). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the annual aggregate cost of the D&O Insurance (whether purchased as a “tail” policy, continuation of existing policies or new policies) exceed during the Tail Period 400% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
(c)If the Surviving Corporation or any of its successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and permitted assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 6.14.
(d)This Section 6.14 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third party beneficiaries of this Section 6.14.
6.15Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, the Company shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.
6.16Transaction Litigation. In the event that any shareholder litigation related to this Agreement or the Transactions is brought, or, to the Company’s Knowledge or Parent’s Knowledge, threatened, against either (i) the Company or any members of the Company Board or (ii) Parent or the Parent Board, from and following the date of this Agreement and prior to the

Effective Time (such litigation, “Transaction Litigation”), such Party aware of such Transaction Litigation shall as promptly as practicable notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation; provided that the Company shall not settle or agree to settle any Transaction Litigation without prior written consent of Parent.
6.17Registration Rights Agreement; Cooperation Agreement; Affiliate Agreements. At the Closing, Parent shall enter into the Registration Rights Agreement and the Cooperation Agreement with Parent US Holding and Parent TopCo. At or prior to the Effective Time, Parent shall terminate in full all rights, liabilities and obligations under any Parent Affiliate Contracts set forth on Section 6.17 of the Parent Disclosure Letter, without any consideration or any further liability to any such Person. Parent shall use reasonable best efforts to repay prior to the Closing the intercompany loan, which is in the principal amount of approximately $216.6 million as of the date hereof, provided by Parent US Holding to Parent.
6.18Financing Cooperation. Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to provide, and shall use reasonable best efforts to cause its Representatives to provide, at the sole cost and expense of Parent, such customary assistance with Parent’s debt financing in the form of term loans and revolving credit facilities (the “Debt Financing”) as is reasonably requested by Parent, its Affiliates and its and their respective Representatives, in each case, in connection with the arrangement of, and the satisfaction on a timely basis of all relevant conditions precedent to, the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries). Such assistance shall include, but not be limited to, using reasonable best efforts with respect to: (i) assisting with the preparation of the Marketing Material and rating agency presentations; (ii) participation by management of the Company and its Subsidiaries in a reasonable number of rating agency presentations and meetings with prospective lenders, in each case upon reasonable prior notice and at times and locations to be mutually agreed in good faith; (iii) delivering financial and operational information reasonably necessary for (or otherwise reasonably requested by) Parent in connection with arranging and consummating the Debt Financing; (iv) furnishing Parent and its Affiliates at least four Business Days prior to the Closing Date with all documentation and other information and materials requested in writing at least nine Business Days prior to the Closing Date that is required by Governmental Entities under applicable “beneficial ownership,” “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act; (v) assisting Parent and its Affiliates in connection with the preparation by Parent and/or its Affiliates and its and their Representatives of the Debt Financing Documents (including executing and delivering the Debt Financing Documents with respect thereto), the borrowing of loans and the provision of guarantees and security interests to support the Debt Financing by the Company and its Subsidiaries; (vi) cooperating with the Debt Financing Source’s reasonable due diligence requests, (vii) cooperating with Parent’s legal counsel (which may include local, regulatory or other special counsel) in connection with any legal opinions that such counsel may be required to deliver in connection with the Debt Financing, (viii) cooperating with Parent and its Affiliates in their respective efforts to obtain corporate and facilities ratings, consents, landlord and bailee waivers, estoppel and non-disturbance agreements and similar consents as reasonably requested by Parent and (ix) otherwise cooperating with Parent and its Affiliates to satisfy the conditions precedent to the Debt Financing to the extent within the control of the Company, its Affiliates and their respective Representatives. For the avoidance of doubt, information provided by the Company and its Subsidiaries in connection with the Debt Financing may only be provided to sources or potential sources of financing and rating agencies that have agreed to be bound by customary confidentiality provisions (including “click-thru” confidentiality provisions). The Company and its Subsidiaries hereby consent to the use of all of the Company and its Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company and its Subsidiaries, their respective Affiliates or their respective business, or the reputation or goodwill thereof. Parent and Merger Sub acknowledge and agree that the obtaining of the Debt Financing shall not constitute a condition to their obligation to close the Transactions.
6.19Surviving Corporation Matters. (a) From and after the Effective Time, the Surviving Corporation shall maintain a board of directors that is comprised of directors with the necessary classification to satisfy any regulatory or defense procurement requirements as required under Israeli Law.
(b)From the Effective Time until the eighteen (18) month anniversary of the Closing Date, (i) the Surviving Corporation shall be managed by Parent as a separate, stand-alone line of business as part of the Advanced Sensors and Technology segment of Parent and (ii) subject to further review and post-Closing discussions with the Company’s Chief Executive Officer, Parent intends to maintain the Surviving Corporation’s corporate structure as of the Effective Time to the extent such structure is acceptable to the DCSA and other Governmental Entities.
(c)At the Effective Time, Parent shall cause a mutually agreed upon individual selected from among candidates proposed by the Company to be appointed to the Parent Board at such time and, subject to fiduciary obligations under applicable Law, at the first annual meeting of stockholders of Parent with a proxy mailing date after the Effective Time to serve a full new term on the Parent Board.
(d)From the Effective Time until at least the eighteen (18) month anniversary of the Closing Date, Parent intends to maintain the Surviving Corporation’s activities presence at substantially the same levels as such activities are conducted immediately prior to the Effective Time assuming no adverse legal or business impacts have arisen warranting a different approach and the Surviving Corporation is meeting its financial plan as presented by the Company to Parent prior to the date of this Agreement.
6.20Tax Rulings.
(a)Options Tax Ruling. As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its legal counsel, advisors and accountants, in coordination with Parent, to prepare and file with the ITA an application in form and substance reasonably acceptable to Parent for a ruling, which will provide, among other things, that: (i) Parent, the Company and anyone acting on their behalf shall be exempt from withholding Tax in relation to the exchange of 102 Options and 3(i) Options for Parent Stock Options and the exchange of 102 Shares for Parent Common Stock, and (ii) the exchange of 102 Options and 3(i) Options for Parent Stock Options and the exchange of 102 Shares for shares of Parent Common Stock shall not constitute a Taxable event and Tax continuity shall apply to the shares of Parent Common Stock or Parent Stock Options issued in exchange for such 102 Options or 102 Shares (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Option Tax Ruling”).  Each of the Company and Parent shall cause their respective legal counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Option Tax Ruling as promptly as practicable.  The final text of the Option Tax Ruling, including all appendices thereof, shall in all circumstances be subject to the prior written confirmation of Parent or its counsel, which consent shall not unreasonably be withheld, conditioned or delayed. Should Parent’s counsel not attend any meeting with the ITA, the counsel of Company shall provide Parent and its counsel with an update of such meeting or discussion as promptly as practicable and no later than two (2) Business Days following such meeting.
(b)104H Tax Ruling. As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its legal counsel, advisors and accountants, in coordination with Parent, to prepare and file with the ITA an application for a ruling (or 104H Interim Ruling) permitting any holder of shares of Parent Common Stock who elects to become a party to such a Tax ruling (each, an “Electing Holder”), to defer any applicable Israeli Tax, if applied, with respect to such stock consideration that such Electing Holder will receive pursuant to this Agreement until the date of the sale, transfer or other conveyance for cash of such stock consideration by such Electing Holder or such other date set forth in Section 104H of the Ordinance (the “104H Tax Ruling”). Parent shall cooperate with the Company, the Electing Holders and their Israeli counsel and Tax advisors with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 104H Tax Ruling; provided that any costs associated with the application for the 104H Tax Ruling shall be paid by the Company prior to the Closing; provided, further, that the 104H Interim Ruling or the 104H Tax Ruling shall not impose any restrictions or obligations on Parent or any of its Affiliates without the prior written consent of Parent. For the avoidance of doubt, the Company and the Electing Holders shall not make any application to the ITA with respect to any matter relating to the 104H Tax Ruling without first consulting with Parent and its Israeli legal counsel and granting Parent and its Israeli legal counsel the opportunity to review, comment and approve the draft application for such ruling, and Parent and the Electing Holders and any of their respective Representatives shall enable Parent and its Israeli legal counsel to participate in all discussions and meetings with the ITA relating thereto. The final text of the 104H Interim Ruling or the 104H Tax Ruling shall be subject to the prior written confirmation of Parent and its Israeli legal counsel.
(c)Withholding Tax Ruling. As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its legal counsel, advisors and accountants, in coordination with Parent, to prepare and file with the ITA an application for a ruling that (i) with respect to holders of Company Ordinary Shares who are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA, other than recipients covered under the Option Tax Ruling, the 104H Interim Ruling or the 104H Tax Ruling), (A) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Ordinary Shares who are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than recipients covered under the Option Tax Ruling, the 104H Interim Ruling or the 104H Tax Ruling) (x) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”). Parent shall cooperate with the Company and their Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling; provided that any costs associated with the application for the Withholding Tax Ruling shall be paid by the Company prior to the Closing; provided, further, that the Withholding Tax Ruling shall not impose any restrictions or obligations on Parent or any of its Affiliates without the prior written consent of Parent. For the avoidance of doubt, the Company shall not make any application to the ITA with respect to the Withholding Tax Ruling without first consulting with Parent’s Israeli legal counsel and granting Parent’s Israeli legal counsel the opportunity to review, comment and approve the draft application for such ruling, and Parent and any representatives thereof shall enable Parent’s Israeli legal counsel to participate in all discussions and meetings with the ITA relating thereto. The final text of the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent and its Israeli legal counsel.
6.21Exclusivity. From and after the date hereof and prior to the Effective Time or, if applicable, the date on which this Agreement is earlier and validly terminated in accordance with its terms, neither Parent shall nor its Subsidiaries shall, nor shall Parent authorize any of its directors, officers, employees or Representatives to, directly or indirectly, take external actions to knowingly or intentionally facilitate, a standalone initial public offering of Parent’s securities in any manner that would reasonably be expected to prevent or materially impair or materially delay consummation of the Transactions (an “Alternative Offering”); it being understood that the following shall be deemed to not facilitate an Alternative Offering or otherwise violate this Section 6.21: (a) the negotiation or execution of this Agreement or any agreements, certificates or documents relating thereto or the consummation of the Transactions or (b) actions taken by Parent or its Affiliates or its or their respective directors, officers, employees or Representatives in respect of (i) preparing Parent to become a publicly-traded, stock exchange-listed and/or SEC-registered company or (ii) marketing the Transactions or Parent as a prospective public company through the Transactions to investors or prospective investors.
ARTICLE VII
CONDITIONS
7.1Conditions to Obligation of Each Party. The respective obligation of each Party to consummate the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:
(a)Requisite Company Vote. The Requisite Company Vote has been obtained in accordance with applicable Law and the Organizational Documents of the Company.
(b)NASDAQ Listing. The shares of Parent Common Stock issuable to the holders of Company Ordinary Shares pursuant to this Agreement shall have been authorized for listing on NASDAQ upon official notice of issuance.
(c)Regulatory Approvals. (i) CFIUS Approval shall have been obtained, and (ii) all other authorizations, consents, orders, approvals, filings and declarations, and all expirations of waiting periods required from, any Governmental Entity required for the consummation of the Transactions as set forth on Section 7.1(c) of the Company Disclosure Letter shall have been filed, occurred or been obtained (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including the approvals described in the foregoing clauses (i) and (ii), the “Requisite Regulatory Approvals”) and (iii) all such Requisite Regulatory Approvals shall be in full force and effect.
(d)Laws or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions.
(e)Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened in writing by the SEC, unless subsequently withdrawn.
(f)Statutory Waiting Period. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the Requisite Company Vote has been received.
(g)ISA. Either (A) Parent shall have obtained (i) the ISA Exemption and (ii) ISA and TASE approval of the Dual Listing Application or Parent, at its sole discretion, shall have elected to publish the Israeli Prospectus and received the approval of the ISA for the Israeli Prospectus.

(h)Adoption of New Stock Incentive Plan. Parent shall have provided the Company with evidence that the New Stock Incentive Plan has been adopted.
7.2Conditions to Obligation of Parent and Merger Sub. The respective obligation of Parent and Merger Sub to consummate the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:
(a)Representations and Warranties. Each of the representations and warranties of the Company set forth in Section 4.1 (Organization, Good Standing and Qualification), Section 4.2 (Capital Structure of the Company) (except for de minimis inaccuracies), Section 4.3 (Corporate Authority; Approval and Fairness), Section 4.6(b) (Absence of Certain Changes), Section 4.11 (Takeover Statutes; Stockholder Rights Agreements), and Section 4.24 (Brokers and Finders) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and  each other representation and warranty of the Company set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Company Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(b)Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.
(c)No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
(d)No Substantial Detriment. All Requisite Regulatory Approvals shall have been filed, occurred or been obtained (as applicable) and shall be in full force and effect without the imposition of any term, condition or consequence the acceptance of which would constitute a Substantial Detriment.
(e)MOD Approval. The MOD Approval shall have been obtained and shall be in full force and effect as of the Closing, without the imposition of any condition, term or consequence the acceptance of which would constitute a Substantial Detriment.
(f)Investment Center Approval. The Investment Center Approval, or other communication from the Investment Center providing an approval in principle regarding the change in ownership of the Company to be effected by the Merger, shall have been obtained.

(g)Company Closing Certificate. Parent and Merger Sub shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.
(h)Specified Transaction. The Specified Transaction shall have been consummated; provided that (i) (A) if the Specified Transaction shall have failed to be consummated and (B) Parent and Merger Sub elect to waive the condition set forth in this Section 7.2(h), then Parent US Holding shall be entitled to receive the cash proceeds upon the closing of such Specified Transaction (and, for the avoidance of doubt, the other Sale Transaction) in accordance with Section 6.1(d) and Section 4.04 of the Cooperation Agreement; and (ii) the condition set forth in this Section 7.2(h) shall only be a condition precedent to Parent’s and Merger Sub’s obligation to consummate the Merger until December 31, 2022 (the “Specified Transaction Deadline”) (it being understood that if the Specified Transaction is reasonably likely to be consummated within thirty (30) days of the Specified Transaction Deadline), then, subject to and solely with the consent of the Parties (including for the avoidance of doubt, the Company) the Specified Transaction Deadline may be extended by up to three (3) one (1)-month increments until March 31, 2023 if so mutually agreed by the Parties.
7.3Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:
(a)Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 5.1 (Organization, Good Standing and Qualification), Section 5.2 (Capital Structure of Parent; Capitalization of Merger Sub) (except for de minimis inaccuracies), Section 5.3 (Corporate Authority; Approval), Section 5.6(b) (Absence of Certain Changes), and Section 5.10 (Brokers and Finders) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and (ii) each other representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Parent Material Adverse Effect set forth therein) that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(b)Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
(d)Parent and Merger Sub Closing Certificate. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.
ARTICLE VIII
TERMINATION
8.1Termination by Mutual Written Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of the Company and Parent by action of the Company Board and the Parent Board.
8.2Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Company Board or the Parent Board, if:
(a)the Merger shall not have been consummated by 5:00 p.m., (Israel time) on June 30, 2023 (the “Outside Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any Party that has breached its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger prior to the Outside Date;
(b)the Requisite Company Vote shall not have been obtained at the Company Shareholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or
(c)any Law or Governmental Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any Party that has breached its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.
8.3Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by the Parent Board prior to the Effective Time, if:
(a)(i) the Company Board shall have made a Change of Recommendation; (ii) the Company shall have materially breached its obligations under Section 6.2 as a result of or in connection with any actions taken (or failed to be taken) by the Company’s Key Employees, financial advisors or legal advisors; or (iii) the Company shall have materially breached its obligations under Section 6.2 and such breach has resulted in receipt by the Company of any

Acquisition Proposal; provided that Parent will not have the right to terminate this Agreement pursuant to this Section 8.3(a) after the Requisite Company Vote is obtained;
(a)if at any time prior to the Effective Time, there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case, such that the conditions in Section 7.2(a) or Section 7.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by Parent to the Company or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.3(b) shall not be available to Parent if it has breached its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger; or
(b)(i) the Specified Transaction shall not have been consummated by the Specified Transaction Deadline (as extended in accordance with Section 7.2(h)); (ii) (A) all conditions set forth in Section 7.1 and Section 7.2 (other than the condition set forth in Section 7.2(h)) have been and remain satisfied (other than such conditions as, by their nature, are only capable of being satisfied by the delivery of documents or the taking of any other action at the Closing, but subject to the satisfaction (or waiver) of such conditions at the Closing) and (B) the Company stands ready to consummate the Transactions on the date of such notice; and (iii) Parent delivers written notice to the Company that Parent has elected to terminate this Agreement pursuant to this Section 8.3(c) no later than three (3) Business Days following the Specified Transaction Deadline (as extended in accordance with Section 7.2(h)).
8.4Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company Board:
(a)prior to the time the Requisite Company Vote is obtained, if the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement in response to a Superior Proposal, in accordance with the terms and subject to the conditions of Section 6.2(d)(ii), and the Company, immediately prior to or concurrently with such termination, pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5;
(b)if at any time prior to the Effective Time, there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case, such that the conditions in Section 7.3(a) or Section 7.3(a) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by the Company to Parent or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.4(b) shall not be available to the Company if it has breached its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger; or

(c)if at any time from and after the date of this Agreement but prior to the Effective Time or earlier termination of this Agreement, Parent has materially breached its obligations under Section 6.21.
8.5Effect of Termination and Abandonment.
(a)Except to the extent provided in Section 8.5(b) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any Willful Breach of this Agreement and (ii) the provisions set forth in this Section 8.5, Article IX and Annex A shall survive the termination of this Agreement.
(b)In the event that this Agreement is terminated:
(i)by either the Company or Parent pursuant to Section 8.2(a) (Outside Date); by either the Company or Parent pursuant to Section 8.2(b) (Requisite Company Vote Not Obtained); or by Parent pursuant to Section 8.3(b) (Company Material Breach)), and, in each case,
(A)prior to such termination, a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or publicly to any of its shareholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification (1) at least five (5) Business Days prior to the date of termination, with respect to any termination pursuant to Section 8.2(a) (Outside Date) or Section 8.3(b) (Company Material Breach) or (2) at least five (5) Business Days prior to the date of the Company Shareholders Meeting, with respect to termination pursuant to pursuant to Section 8.2(b) (Requisite Company Vote Not Obtained); provided that for purposes of this Agreement, an Acquisition Proposal with respect to the Company shall not be deemed to have been “publicly withdrawn” by any Person if, within twelve (12) months of such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated, an Acquisition Proposal made by or on behalf of such Person or any of its Affiliates, and
(B)within twelve (12) months after such termination, (1) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated an Acquisition Proposal or (2) there shall have been consummated an Acquisition Proposal with respect to the Company, then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2),
(ii)by Parent pursuant to Section 8.3(a) (Company Change of Recommendation; Material Breach of No Solicitation), then promptly, but in no event later than three Business Days after the date of such termination,

(iii)by the Company pursuant to Section 8.2(b) (Requisite Company Vote) at a time at which Parent would have been entitled to terminate this Agreement pursuant to Section 8.3(a)(ii) or Section 8.3(a)(iii) (Material Breach of No Solicitation) then promptly, but in no event later than one Business Day after the date of such termination,
(iv)by the Company pursuant to Section 8.4(a) (Company Fiduciary Out for Superior Proposal), then immediately prior to or concurrently with such termination, the Company shall, in the case of Sections 8.5(b)(i), 8.5(b)(ii), 8.5(b)(iii) and 8.5(b)(iv), within five (5) Business Days of such termination, pay a termination fee of $40,000,000 (the “Company Termination Fee”), in each case, to Parent by wire transfer of immediately available cash funds. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.
(c)In the event that this Agreement is terminated by Parent pursuant to Section 8.3(c) (Specified Transaction), Parent shall, within five (5) Business Days of such termination, pay a termination fee of $40,000,000 (the “Parent Termination Fee”) to the Company by wire transfer of immediately available cash funds. In no event shall the Parent be required to pay the Parent Termination Fee on more than one occasion.
(d)The Parties hereby acknowledge and agree that the agreements contained in this Section 8.5 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, (i) if the Company fails to promptly pay the amount due pursuant to this Section 8.5, and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company or the fees set forth in this Section 8.5 or any portion of such fees, the Company shall pay to Parent or Merger Sub its and its Affiliates’ costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee rate published from time to time by The Wall Street Journal, Eastern Edition, as the “prime rate” at large U.S. money center banks in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment or (ii) if Parent fails to promptly pay the amount due pursuant to this Section 8.5, and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the fees set forth in this Section 8.5 or any portion of such fees, Parent shall pay to the Company its and its Affiliates’ costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee rate published from time to time by The Wall Street Journal, Eastern Edition, as the “prime rate” at large U.S. money center banks in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment. Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that in the event that any termination fee becomes payable by, and is paid by, the Company and accepted by Parent, or Parent and accepted by the Company, such fee shall be the Parent’s or the Company’s, as applicable, sole and exclusive remedy for monetary damages pursuant to this Agreement; provided, however, no such payment shall relieve any Party of any liability or damages to any other Party resulting from any Willful Breach of this Agreement.

ARTICLE IX
MISCELLANEOUS AND GENERAL
9.1Survival. Article I, this Article IX and the agreements of the Company, Parent and Merger Sub contained in Article III, Section 4.25 (No Other Representations or Warranties), Section 5.13 (No Other Representations or Warranties), Section 6.12 (Taxation), Section 6.13 (Expenses), Section 6.14 (Indemnification; Directors’ and Officers’ Insurance), Section 6.19 (Surviving Corporation Matters), Section 8.5 (Effect of Termination and Abandonment), and the provisions that substantively define any related defined terms not substantively defined in Article I and the Confidentiality Agreement and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the Effective Time or the termination of this Agreement.
9.2Modification or Amendment; Waiver.
(a)Subject to the provisions of applicable Law and the provisions of Section 6.14 (Indemnification; Directors’ and Officers’ Insurance), at any time prior to the Effective Time, this Agreement may be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by Parent, Merger Sub and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that after receipt of the Requisite Company Vote, no amendment shall be made that by Law requires further approval by the shareholders of the Company without obtaining such further approval. The conditions to each of the Parties’ respective obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective.
(b)No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.
9.3Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.4Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.
(a)THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.
(b)Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 9.4(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.
(c)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE

TRANSACTIONS, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.4(c).
9.5Specific Performance. Subject to this Section 9.5, each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to seek to enforce specifically the terms and provisions of this Agreement and to obtain or to seek an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.
9.6Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by an internationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 9.6:
If to the Company:

RADA Electronic Industries Ltd.
7 Giborei Israel Street
Netanya, Israel
Attention:	Dov Sella, CEO; Avi Israel, CFO
Telephone:	+972-76-5386200
Email:	dubi.sella@rada.com; avi.i@rada.com

with a copy to (which shall not constitute notice):

DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, NY 10020 USA
Attention:	Christopher Giordano Jon Venick
Telephone:	(212) 335-4522 (212) 335-4651
Email:	christopher.giordano@us.dlapiper.com jon.venick@us.dlapiper.com and to:

S. Friedman, Abramson & Co., Law Offices Azrieli Town 146 Menachem Begin Road Tel Aviv 6492103 Israel
Attn:	Sarit Molcho
Telephone:	+972-3-6931931
Email:	saritm@friedman.co.il
If to Parent or Merger Sub:

Leonardo DRS, Inc.
2345 Crystal Drive
Arlington, VA 20222
Attention:	Mark A. Dorfman
Telephone:	(703) 416-7607
Email:	dorfman@drs.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street,
New York, New York, 10004
Attention:	Scott D. Miller
Telephone:	(212) 558-4000
Email:	MILLERSC@sullcrom.com
and to:

Herzog Fox & Neeman Law Offices 6 Yitzhak Sadeh Street Tel Aviv 6777506 Israel
Attn:	Ran Hai Nir Dash
Telephone:	+972-3-692-2020
Email:	ranh@herzoglaw.co.il; dashn@herzoglaw.co.il
9.7Entire Agreement.
(a)This Agreement (including the Exhibits), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, negotiations, understandings and, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which the Parties agree shall remain in full force and effect until the earlier to occur of (i) the Closing and (ii) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.
(b)Each Party acknowledges and agrees that the provisions set forth in Section 4.25 (No Other Representations or Warranties) and Section 5.13 (No Other Representations or Warranties) and, without limiting such provisions, additionally acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions, and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for intentional or willful misrepresentation of material facts that constitute Fraud.
9.8Third Party Beneficiaries. Except from and after the Effective Time, the Indemnified Parties with respect to the provisions of Section 6.14 (Indemnification; Directors’ and Officers’ Insurance), the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and the Indemnified Parties (but only to the extent expressly provided for in Section 6.14 (Indemnification; Directors’ and Officers’ Insurance)) and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 9.7(a) (Entire Agreement), the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.9Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions may only be brought against the Persons expressly named as Parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns (unless, for the avoidance of doubt, such Person is a Party), shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions; provided, however, that nothing in this Section 9.9 shall limit any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement.
9.10Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this

Agreement, which obligation is performed, satisfied or properly fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.
9.11Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.
9.12Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). Except as may be required to satisfy the obligations contemplated by Section 6.14 (Indemnification; Directors’ and Officers’ Insurance), no Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, except as provided for in Section 9.10 (Fulfillment of Obligations), and any attempted or purported assignment or delegation in violation of this Section 9.12 shall be null and void; provided, however, that Parent may designate another wholly owned direct or indirect Subsidiary to be a constituent corporation in the Merger in lieu of Merger Sub, so long as Parent provides the Company with advance written notice thereof, in which event all references to Merger Sub in this Agreement shall be deemed references to such other wholly owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other wholly owned Subsidiary as of the date of such designation; provided, further no assignment, delegation or designation shall relieve Parent of any of its obligations pursuant to this Agreement unless the Parties enter into a novation.
9.13Definitions.
(a)Certain Definitions. For purposes of this Agreement, the capitalized terms (including, with correlative meaning, their singular and plural variations) have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.
(b)Terms Defined Elsewhere. For purposes of this Agreement, the following terms shall have the meaning specified in the Section set forth opposite to such term:

Term	Section
104H Tax Ruling	6.21(b)
2015 Plan	4.2(a)
2021 Plan	4.2(a)

Agreement	Preamble
Alternative Acquisition Agreement	6.2(d)(i)(E)
Alternative Offering	6.21
Anticorruption Law	4.10(d)
Applicable Date	Article IV
Bankruptcy and Equity Exception	4.3(a)
Book-Entry Share	2.2
Certificate	2.2
Certificate of Merger	1.3
Change of Recommendation	6.2(d)(i)(E)
Change of Recommendation Notice	6.2(d)(ii)
Articles of Association	1.5
Chosen Courts	9.4(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Companies Registrar	1.3
Company	Preamble
Company 401(k) Plan	6.11(c)
Company Board	Recitals
Company Compensation Committee	2.5(b)
Company Disclosure Letter	Article IV
Company FOCI Mitigation Agreement	4.22
Company Government Contract	4.18(a)(xix)
Company Material Contracts	4.18(a)
Company Options	2.5(a)
Company Ordinary Shares	Recitals
Company Recommendation	4.3(b)
Company Reports	4.5(a)
Company Termination Fee	8.5(b)
Company Top Customer	4.19(a)
Company Top Supplier	4.19(a)
Company Unvested Option	2.5(a)
Company Vested Option	2.5(a)
Continuing Employees	6.11(a)
D&O Insurance	6.14(b)
Debt Financing	6.18
Dual Listing Application	6.3(a)
Dual Listing Arrangement	6.3(a)
Effective Time	1.3
Electing Holder	6.21(b)

Eligible Shares	2.1
Encumber	4.2(a)
Encumbrance	4.2(a)
Equity Pool	6.11(f)
Equity Reference Time	4.2(a)
Exchange Agent	3.1
Exchange Agent Undertaking	3.8(b)
Exchange Fund	3.1
Exchange Ratio	2.1
FAR	4.18(e)
ICL	Recitals
IDF	4.16(b)(xiv)
Indemnified Parties	6.14(a)
Insurance Policies	4.17
Israeli Employees	4.9(d)
ISA Exemptions	6.3(a)
Israeli Options Exemption	6.3(a)
Key Employees	4.9(i)
Letter of Transmittal	3.2(a)
Match Period	6.2(d)(ii)
Memorandum of Association	1.6
Merger	Recitals
Merger Consideration	2.1
Merger Notice	1.3
Merger Proposal	6.5
Merger Sub	Preamble
Merger Sub Board	Recitals
MOC Notice	6.6(g)
Multiemployer Plan	4.8(b)
Non-DTC Book-Entry Share	3.2(b)
Non-U.S. Company Benefit Plan	4.8(a)
Option Consideration	2.5(a)
Option Tax Ruling	6.20(a)
Original Date	6.4(b)
Outside Date	8.2(a)
Parent	Preamble
Parent 401(k) Plan	6.11(c)
Parent Affiliate Contract	5.11
Parent Board	Recitals
Parent Common Stock	2.1
Parent Disclosure Letter	Article V

Parent Preferred Stock	5.2(a)
Parent Reports	5.5(a)
Parent Stock Option	2.5(a)
Party/Parties	Preamble
Payor	3.8(a)
Post-Closing Equity Split	2.1
Potential Purchasers	6.6(e)
Potential Sale Transaction	6.6(e)
Privacy and Security Policies	4.16(b)(xvi)
Proxy/Prospectus	6.3(a)
Registered Intellectual Property Rights	4.16(a)
Registration Statement	6.3(a)
Related Party	4.21
Related Party Contract	4.21
Requisite Company Vote	4.3(a)
Requisite Regulatory Approvals	7.1(c)
Section 102 Plan	4.13(s)
Special Security Agreement	4.22
Stock Plans	4.2(a)
Stock Split	2.1
Substantial Detriment	6.6(d)
Surviving Corporation	1.1
Tail Period	6.14(b)
Takeover Statute	4.11(a)
Termination Date	6.11(c)
Transaction Litigation	6.16
Transactions	Recitals
Valid Tax Certificate	3.8(b)
Withholding Drop Date	3.8(b)
Withholding Tax Ruling	6.20(c)
Wireless Device License	6.6(f)
9.14Interpretation and Construction.
(a)The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.
(b)The Preamble, and all Recital, Article, Section, Subsection, Schedule and Exhibit references used in this Agreement are to the recitals, articles, sections, subsections, schedules, exhibits to this Agreement unless otherwise specified herein.

(c)Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “including without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; and (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”.
(d)All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement except as expressly provided otherwise herein. All references to “NIS” in this Agreement refer to New Israeli Shekels.
(e)Except as otherwise expressly provided herein, when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days, shall refer to calendar days unless Business Days are specified.
(f)Except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.
(g)The Company Disclosure Letter and Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or Article V, as applicable, or to one or more covenants contained in this Agreement. Inclusion of any items or information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have either a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or to affect the interpretation of such term for purposes of this Agreement.
(h)The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
(i)The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
(j)Any statement in this Agreement to the effect that any information, document or other material has been “made available” or “provided” shall mean that such information, document or material was: (i) filed with the SEC and publicly available on EDGAR in unredacted form at least two (2) Business Days before the execution of this Agreement; or (ii) available for review by Parent by 11:59 p.m. (Eastern Standard Time) on the day before the date of this Agreement in the “Project Falcon” virtual data room maintained by the Company with Intralinks in connection with the Transactions.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

RADA ELECTRONIC INDUSTRIES LTD.

By	/s/ Yossi Ben Shalom
Name: Yossi Ben Shalom
Title: Executive Chairman of the Board

By	/s/ Dov Sella
Name: Dov Sella
Title: CEO

LEONARDO DRS, INC.

By	/s/ William J. Lynn III
Name: William J. Lynn III
Title: President and Chief Executive Officer

BLACKSTART LTD

By	/s/ Mark A. Dorfman
Name: Mark A. Dorfman
Title: Director
[Signature Page to Agreement and Plan of Merger]

Annex A
Certain Definitions
“102 Options” means Company Options subject to tax in accordance with Section 102(b)(3) of the Ordinance.
“102 Shares” means Company Ordinary Shares issued upon exercise of 102 Options and deposited with the 102 Trustee.
“102 Trustee” means IBI Trusts Management Ltd., the trustee nominated by the Company as trustee for the Stock Plans in accordance with Section 102.
“104H Interim Ruling” shall mean an interim approval confirming, among other matters, that Parent and anyone acting on its behalf shall be exempt from Israeli withholding Tax in relation to any payments or consideration made or deliverable with respect to an Electing Holder.
“3(i) Options” means Company Options subject to Tax in accordance with Section 3(i) of the Ordinance.
“Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest relating to a merger, consolidation, or similar transaction involving the Company and any third party other than Parent or any of its Subsidiaries (b) liquidation, dissolution, recapitalization, or other corporate reorganization (including spin-off or share exchange) or other similar transaction involving the Company, or (c) any acquisition (including, but not limited to, by way of tender offer, merger, share exchange, business combination or other similar transaction) by any Person or group (as defined under Section 13 of the Exchange Act) or any merger, consolidation, business combination, joint venture or similar transaction, in each case, resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of the Company or 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Company, in each case other than the Transactions. For the avoidance of doubt, the Transactions and any other transaction among Parent, Merger Sub and the Company or any proposal, offer, inquiry or indication of interest relating thereto shall be deemed not to be an Acquisition Proposal.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).
Annex A-1

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act, the Israeli Economic Competition Law, 5748-1988 and all other United States or non-United States antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Approvals” means filings, notices, reports, consents, registrations, approvals, permits, authorizations or statements of no objection (or similar).
“BIS” has the meaning set forth in the definition of “Trade Control Laws.”
“Business Day” means any day other than a Friday, Saturday or Sunday or a day on which banks in the City of New York, the Department of State of the State of Delaware or Tel Aviv, Israel are required or authorized by Law to close.
“CFIUS” means the Committee on Foreign Investment in the United States or any U.S. Governmental Entity acting in its capacity as a member of CFIUS or directly involved in CFIUS’s review of the Transactions.
“CFIUS Approval” means that any of the following shall have occurred: Parent and the Company have received written notice from CFIUS that (a) CFIUS has concluded that the Transactions are not “covered transactions” and not subject to review under the DPA; (b) CFIUS has concluded a review or investigation of the Transactions and has concluded all action under the DPA; or (c) CFIUS has sent a report to the President of the United States requesting the President’s decision and the President of the United States has announced a decision not to take any action to suspend or prohibit the Transactions or has failed to take any action within the timeframe set forth under the DPA; provided, however, that, if the written notice or Presidential decision contemplated in (b) or (c) requires or contemplates that Parent, the Company or any of their respective Affiliates to take, or agree to take, any action that, individually or in the aggregate, could reasonably be expected to constitute a Substantial Detriment, then the issuance of such written notice described in (b) or such Presidential decision described in (c) shall not constitute CFIUS Approval.
“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (“ERISA Plans”), employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.
“Company Employee” means any current or former employee or director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries.
Annex A-2

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.
“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:
(A)Effects of the announcement of this Agreement to the extent directly attributable or the Transactions, including (i) the identity of Parent, Merger Sub or any of their respective Affiliates, (ii) by reason of any communication by Parent or Merger Sub or any of their Affiliates regarding the plans or intentions of Parent and Merger Sub or their Affiliates with respect to the conduct of the business of the Company and its Subsidiaries following the Closing, (iii) the failure to obtain any third-party consent in connection with the transactions contemplated hereby and (iv) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, employees or any other Person (provided that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transactions);
(B)Effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in any jurisdiction in which the Company or any of its Subsidiaries has material operations or in which any of the Company’s or any of its Subsidiaries’ products or services are sold;
(C)Effects that are the result of factors generally affecting the defense technology industry or geographical areas in which the Company and its Subsidiaries have material operations;
(D)changes or modifications in GAAP or in any Law or in the interpretation or enforcement thereof, after the date of this Agreement;
(E)any Effect proximately resulting from acts of war (whether or not declared), civil disobedience, hostilities, terrorism, military actions or the escalation of any of the foregoing (other than cyberattacks affecting the Company and its Subsidiaries), any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event (including the COVID-19 pandemic) or any other force majeure event;
(F)any actions taken or failed to be taken by the Company or any of its Subsidiaries that are required to be taken by this Agreement (other than the obligations of the Company set forth in Section 6.1(a)) or as expressly requested by Parent of Merger Sub in writing;
Annex A-3

(G)a decline in the market price, or change in trading volume, of the Company Ordinary Shares on NASDAQ or TASE; provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect;
provided further that, with respect to clauses (B), (C), (D) and (E), such Effect shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent it disproportionately adversely affects the Company and its Subsidiaries compared to other companies of similar size operating in industries in which the Company and its Subsidiaries operate (and then only to the extent of such disproportionate impact).
“Company Options” means any outstanding options to purchase Company Ordinary Shares under the Stock Plans.
“Company Securities” mean any Company Ordinary Shares, any Company Options, any other shares of capital stock or securities of the Company or any securities convertible into or exchangeable for, or options, warrants or other rights to acquire any of the foregoing.
“Company Shareholders Meeting” means the meeting of shareholders of the Company to be held in connection with the Merger, as may be adjourned or postponed from time to time.
“Confidentiality Agreement” means the confidentiality agreement, entered into between the Company and Parent, dated January 31, 2022.
“Continuing Business License” means a continuation of the business licenses issued to the Company by the Municipality of Beit She’an, following the change of control of the Company contemplated by this Agreement.
“Contract” means any oral or written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation (including all amendments and supplements thereto).
“Cooperation Agreement” means the cooperation agreement to be entered into by and between Parent, Parent US Holding and Parent TopCo in the form attached hereto as Exhibit B.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.
“DCSA” means the Defense Counterintelligence and Security Agency.
“DDTC” has the meaning set forth in the definition of “Trade Control Laws.”
“Debt Financing Documents” means the agreements, documents, schedules and certificates contemplated by the Debt Financing, including: (a) all credit agreements, credit
Annex A-4

agreement amendments, loan documents, intercreditor agreements and security documents pursuant to which the Debt Financing will be governed; (b) officer, secretary, perfection, solvency and other customary certificates, legal opinions, organizational documents, good standing certificates, lien searches, and resolutions in respect of the Debt Financing; and (c) agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Debt Financing (including original copies of all stock certificates representing equity interests of the Company and its Subsidiaries (with transfer powers executed in blank), control agreements and issuer acknowledgments) as are requested by Parent or its Affiliates.
“Debt Financing Sources” means the entities that have committed to provide or arrange all or any part of the Debt Financing, including the parties to any credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ former, current or future general or limited partners, stockholders, managers, members, officers, directors, employees, agents and representatives involved in the Debt Financing and their respective successors and assigns, but excluding, for the avoidance of doubt, Parent and its Affiliates.
“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended (50 U.S.C. § 4565), and all rules and regulations thereunder, including those codified at 31 C.F.R. Parts 800 et seq.
“DTC” means The Depositary Trust Company.
“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.
“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment, health, safety or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Plans” has the meaning set forth in the definition of “Company Benefit Plan.”
“Exchange Act” means the Securities Exchange Act of 1934.
“Excluded Shares” means Company Ordinary Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and Company Ordinary Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties.
“FCPA” means the United States Foreign Corrupt Practices Act of 1977.
“FOCI” means foreign ownership, control, and influence.
Annex A-5

“Founder Shares” means the aggregate amount of awards of Parent restricted stock units as set forth on Section 1.1(a) of the Parent Disclosure Letter.
“Fraud” means actual fraud involving actual knowledge of an inaccurate or false representation or warranty that is contained in this Agreement or any certificate required to be delivered pursuant to this Agreement and that is made with the intent to cause the other Party to rely upon it and upon which such Party in fact relied.
“GAAP” means United States generally accepted accounting principles as in effect from time to time.
“Government Bid” means any offer, quotation, bid or proposal to sell products or services made by the Company or any of its Subsidiaries to any Governmental Entity or any prime contractor and, if accepted or awarded, would result in a Company Government Contract.
“Government Grant” means any grant, incentive, qualification, subsidy, award, funding, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief, support or privilege (including approval to participate in a program or framework without receiving financial support), provided or made available by or on behalf of or under the authority of the government of the State of Israel or any other Governmental Entity, or judicial body thereof, any outstanding application to receive the same filed by the Company or any of its Subsidiaries (whether pending or approved), including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of its Subsidiaries, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of the IIA or any related authorities or programs, the ITA, the Investment Center, the BIRD Foundation or any other bi/multi-national or regional grant program, framework or foundation for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Entity.
“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.
“Governmental Entity” means any United States, non-United States, regional, provincial, local, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.
“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.
Annex A-6

“Hazardous Substance” means any: (a) substance that is listed, designated, classified or regulated pursuant to any Environmental Law; (b) any substance that is a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) other substance that poses a risk of harm or may be the subject of regulation or liability in connection with any Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.
“IIA” means the Israeli Innovation Authority (previously known as the Office of Chief Scientist of the Ministry of Economy and Industry of Israel or the OCS).
“IIA Buy-Out Approval” means a binding certificate from the IIA, duly executed by the IIA in response to an application in a form and content approved by Parent, approving the unlimited use and transfer, in any manner, of any Company Intellectual Property (including any knowhow) related to the Company’s radar business which was funded by the IIA or is subject to IIA regulations and any rights thereto, outside of Israel, free or any restrictions, conditions or payments, other than payment of the IIA Fees, which binding certificate shall include a confirmation of the IIA Fees payable as of the Closing Date.
“IIA Fees” means a single one-time amount that is required to be paid to the IIA in connection with the IIA Buy-Out Approval, as determined by the IIA, in order to permit the unlimited use and transfer, in any manner, of the Company Intellectual Property (including any knowhow) related to the Company’s radar business outside of Israel free and clear of any Encumbrance imposed by the IIA.
“IIA Notice” means a written notice of the Company to the IIA regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the IIA in connection with the Merger in accordance with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 and the IIA’s regulations.
“ILA” shall mean the Israel Land Authority.
“ILA Approval” shall mean the approval of the ILA regarding the change in ownership of the Company to be effected by the Merger.
“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among the Company and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others; (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of
Annex A-7

determination); or (viii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.
“Intellectual Property Rights” means all rights anywhere in the world in or to: (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same (collectively, “Trademarks”); (ii) patents, patent applications, registrations, and invention disclosures, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (iii) confidential or proprietary trade secrets, inventions, discoveries, ideas, improvements, information, know-how, data and databases, including processes, schematics, business methods, formulae, drawings, specifications, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including Software, website and mobile content, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (v) Internet domain names and URLs, and (vi) all other intellectual property, industrial or proprietary rights.
“Intervening Event” means any material positive Effect after the date of this Agreement on the financial condition, properties, assets, operations, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole, that was not known by nor was reasonably foreseeable to the Company Board or Company management as of the date of this Agreement and the material consequences of which were not reasonably foreseeable, as of the date of this Agreement but become known to the Company Board and Company management prior to the receipt of the Requisite Company Vote. “Intervening Event” shall exclude any Effect related to (i) any Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating thereto be taken into account for purposes of determining whether an Intervening Event has occurred; (ii) the fact that the Company meets any internal or public projections or forecasts or estimates of revenues or earnings for any period (it being understood that the underlying cause of such fact may be taken into consideration); (iii) the failure of Parent to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period (it being understood that the underlying cause of such failure may be taken into consideration); or (iv) any change in the market price or change in the trading volume of the Company Ordinary Shares (it being understood that the underlying cause of any such change may be taken into consideration).
“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy and Industry.
“Investment Center Approval” shall mean the approval by the Investment Center regarding the change in ownership of the Company to be effected by the Merger.
“IRS” means the United States Internal Revenue Service.
“ISA” shall mean the Israeli Securities Authority.
Annex A-8

“Israeli Securities Law” shall mean the Israeli Securities Law, 5728-1968.
“IT Assets” means computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all data stored therein or processed thereby, and all associated documentation.
“ITA” means the Israel Tax Authority.
“ITAR” has the meaning set forth in the definition of “Trade Control Laws.”
“Knowledge” when used in this Agreement (i) with respect to the Company or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 9.13 of the Company Disclosure Letter and (ii) with respect to Parent or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 9.13 of the Parent Disclosure Letter, in each case, after reasonable due inquiry.
“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, extension order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.
“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.
“Licenses” means all permits, licenses, certifications, clearances, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.
“Malicious Code” means disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials.
“Marketing Material” means bank books, bank information memoranda, and other information packages and marketing materials (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information), in each case, prepared in connection with the Debt Financing that is customarily delivered in connection with debt financings of the type being arranged or otherwise reasonably requested by Parent or its Affiliates.
“MOD Approval” means the approval in writing of the Transactions including conditions imposed in relation to the appointment on or following the Closing of foreign nationals to the Company Board, by each of: (i) the Ministry of Defense’s Defense Export Control Agency; and (ii) the Director of Security of the Defense Establishment (מלמ"ב).
“NASDAQ” means the NASDAQ Stock Market.
Annex A-9

“New Stock Incentive Plan” means an equity incentive plan of the Parent mutually agreeable to the Parent and the Company.
“NISPOM” means the National Industrial Security Program Operating Manual, DoD Manual 5220.22-M as codified in 32 C.F.R. part 117 et seq., including any applicable provisions of supplements, amendments or revised editions thereof.
“Open Source License” means any license or other right to use Software that (a) requires making available source code, (b) prohibits or limits the ability to charge fees or other consideration, (c) grants any license or other right to any Person to decompile or otherwise reverse-engineer such Software or (d) requires the licensing of any such Software for the purpose of making derivative works. Without limiting the foregoing, Open Source License includes the GNU General Public License, GNU Lesser General Public License, Apache License, Mozilla Public License, BSD License, MIT License, Common Public License, the Artistic License, the Eclipse Public License, the Netscape Public License, the Open Software License, the Sleepycat License, the Common Development and Distribution License, and any variant or derivative of any of the foregoing licenses, or any other license approved as an open source license by the Open Source Initiative (www.opensource.org).
“Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.
“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person.
“Organizational Documents” means (i) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (v) with respect to any other Person that is not an individual, its comparable organizational documents.
“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.
“Parent LTIP” means Parent’s Long-Term Incentive Plan.
“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of the Parent and its Subsidiaries taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in
Annex A-10

etermining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur:
(A)Effects of the announcement of this Agreement to the extent directly attributable or the Transactions, including (i) the identity of the Company or any of their respective Affiliates, (ii) by reason of any communication by the Company or any of their Affiliates regarding the plans or intentions of Parent and Merger Sub or their Affiliates with respect to the conduct of the business of Parent and its Subsidiaries (including the Company and its Subsidiaries) following the Closing, (iii) the failure to obtain any third-party consent in connection with the transactions contemplated hereby and (iv) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, employees or any other Person (provided that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transactions);
(B)Effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in any jurisdiction in which the Parent or any of its Subsidiaries has material operations or in which any of the Parent’s or any of its Subsidiaries’ products or services are sold;
(C)Effects that are the result of factors generally affecting the defense contractor industry or geographical areas in which the Parent and its Subsidiaries have material operations;
(D)changes or modifications in GAAP or in any Law or in the interpretation or enforcement thereof, after the date of this Agreement;
(E)any Effect proximately resulting from acts of war (whether or not declared), civil disobedience, hostilities, terrorism, military actions or the escalation of any of the foregoing (other than cyberattacks affecting Parent and its Subsidiaries), any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event (including the COVID-19 pandemic) or any other force majeure event;
(F)any actions taken or failed to be taken by the Parent or any of its Subsidiaries that are required to be taken by this Agreement (other than the obligations of the Parent set forth in Section 6.1(b)) or as expressly requested by the Company in writing;
provided further that, with respect to clauses (B), (C), (D) and (E), such Effect shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred to the extent it disproportionately adversely affects the Parent and its Subsidiaries compared to other companies of similar size operating in industries in which the Parent and its Subsidiaries operate (and then only to the extent of such disproportionate impact).
“Parent Permitted Acquisition” means any acquisitions (by asset purchase or exchange, stock purchase, merger, or otherwise) that (i) would not reasonably be expected to
Annex A-11

prevent or materially impair or materially delay consummation of the Transactions, and (ii) does not utilize any Parent Common Stock (or any security convertible into, or exchangeable or exercisable for shares of Parent Common Stock) as consideration.
“Parent TopCo” means Leonardo S.p.A., a company incorporated under the laws of Italy as a Società per Azioni.
“Parent US Holding” means Leonardo US Holding, Inc., a Delaware corporation.
“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable or that the taxpayer is contesting in good faith through appropriate proceedings; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course relating to obligations as to which there is no default on the part of Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) purchase money Encumbrances on any property acquired by the Company or any of its Subsidiaries in the Ordinary Course; (d) Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course; (e) variations, if any, between tax lot lines and property lines; (f) mortgages, deeds of trust and other security instruments, and ground leases and underlying leases encumbering the title, interest or estate of such landlords with respect to real property, each to the extent not in default and that do not, individually or in the aggregate, materially affect the continued ownership, rights to, use and/or operation (as applicable) of the applicable real property; (g) other Encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted, and (h) Encumbrances related to that certain floating lien for the benefit of the Israel Investment Center as set forth in the related bond dated May 26, 2020.
“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“Personal Information” means any information that (i) identifies, relates to, describes, is reasonably capable of being associated with or could reasonably be linked, directly or indirectly, with an individual, an individual’s device or household, or (ii) is otherwise considered “personally identifiable information,” “personal data” or a similar term under applicable Law.
“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.
“Proxy Agreement” means the Amended and Restated Proxy Agreement of Parent that is contemplated by the Commitment Letter, dated as of February 26, 2021, by and
Annex A-12

among Parent, Parent US Holding, Parent TopCo and the Defense Counterintelligence and Security Agency.
“RADA Sensors” means RADA Sensors Inc., a Delaware corporation.
“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.
“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.
“Registration Rights Agreement” means the registration rights agreement to be entered into by and between Parent, Parent US Holding and Parent TopCo in the form attached hereto as Exhibit A.
“Representative” means, with respect to any Person, any director, officer, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee, consultant, investment banker, financial advisor, legal counsel, attorneys in fact, accountant or other advisor, agent or other representative of such person, in each case acting in their capacity as such.
“Sale Transactions” means the transactions described on Section 1.1(d) of the Parent Disclosure Letter.
“Sanctioned Jurisdiction” means any country or territory subject to comprehensive economic sanctions or trade restrictions of the United States, the European Union, Israel or the United Nations that broadly prohibit or restrict dealings with such country, which as of the date of this Agreement include Cuba, Iran, North Korea, Syria, Lebanon and the Crimea and separatist (non-Ukrainian government)-controlled portions of the Donetsk and Luhansk regions of Ukraine.
“Sanctioned Person” means any Person, organization, or vessel with whom dealings are restricted or prohibited by any economic sanctions, trade restrictions, or similar restrictions imposed by the United States, the European Union, Israel or the United Nations, including (i) any Person identified in any sanctions list maintained by (A) Israel, including the Ministry of Finance or Ministry of Defense; (B) the United States government, including the United States Department of Treasury, OFAC, the United States Department of Commerce’s BIS, and the United States Department of State’ DDTC; (C) the European Union; or (D) the United Nations Security Council; (ii) any Person located, organized, or resident in, or a government instrumentality of, any Sanctioned Jurisdiction and (iii) any Person directly or indirectly owned or controlled by or acting for the benefit or on behalf of a Person described in clause (i) or (ii) above.
“Sanctions” means all applicable trade, economic and financial sanctions, embargoes, programs, Laws and restrictive measures administered, including those enacted or enforced by (i) the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), (ii) Israel, (iii) the European
Annex A-13

Union, (iv) any European Union member state, (v) the United Nations, (vi) the United Kingdom, or (vii) Japan.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the Securities and Exchange Commission.
“Section 102” means Section 102 of the Ordinance.
“Securities Act” means the Securities Act of 1933.
“Significant Subsidiary” has the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.
“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.
“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the “present fair saleable value” of such Person’s total assets exceeds (i) the value of such Person’s total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of that Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage and (c) such Person will be able to pay all of its liabilities (including contingent liabilities) as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.
“Specified Transaction” means the transaction described on Section 1.1(b) of the Parent Disclosure Letter.
“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.
“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made after the date of this Agreement that would result in a Person or group (as defined under Section 13 of the Exchange Act), other than Parent or any of its Subsidiaries or controlled Affiliates, becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of the Company (or of the surviving entity in a merger
Annex A-14

involving the Company, as applicable) or more than 50% of the consolidated net revenues, net income or total assets (including equity securities of its Subsidiaries), of the Company that the Company Board has determined in good faith, after consultation with outside legal counsel and its financial advisor that if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Merger (after taking into account any revisions to the terms of this Agreement proposed by the Company pursuant to Section 6.2(d)(ii).
“TASE” shall mean Tel Aviv Stock Exchange Ltd.
“Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, Medicare, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.
“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed or supplied to Governmental Entity.
“Trade Control Laws” means all statutory and regulatory requirements of the United States, United Kingdom, European Union, Israel, and other jurisdictions to which the Company and its Subsidiaries’ activities are subject related to export controls (including the Israeli Defense Export Control Law-2007 administered by the Ministry of Defense’s Defense Export Control Agency, the Export Administration Regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) and the International Traffic in Arms Regulations (“ITAR”) of the Directorate of Defense Trade Controls (“DDTC”)), trade embargoes, boycotts and anti-boycotts, imports of goods, and payment of custom duties.
“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”
“Trademarks” has the meaning set forth in the definition of “Intellectual Property Rights.”
“Trading Day” means any day on which Company Ordinary Shares are traded on the NASDAQ.
“U.S. Government” means the government of the United States of America, its agencies and instrumentalities.
“VWAP” means the volume-weighted average trading price of a Company Ordinary Share on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent).
Annex A-15

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such act would reasonably be expected cause a breach of this Agreement.
“WTO” means the Israeli Wireless Telegraph Ordinance [New Version], 1972 and all regulations promulgated thereunder.
Annex A-16

VIA EMAIL

August 25, 2022

To:
RADA Electronic Industries Ltd. 7 Giborei Israel Street
Netanya, Israel
Attention: Dov Sella, Chief Executive Officer Avi Israel, Chief Financial Officer
Email:    dubi.sella@rada.com
avi.i@rada.com

Re: Certain Waivers to and Amendments of the Agreement and Plan of Merger
Reference is made to (i) that certain Agreement and Plan of Merger dated as of June 21, 2022, by and among RADA Electronic Industries Ltd. (the “Company”), Leonardo DRS, Inc. (“Parent”), and Blackstart Ltd (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”) (the “Merger Agreement”) and (ii) that certain waiver letter dated as of July 21, 2022, by and among the Company, Parent and Merger Sub. Capitalized terms used and not expressly defined herein shall have the respective meanings assigned to them in the Merger Agreement.
1.ILA Approval
Parent and the Company continue to work to prepare and file an application to obtain the ILA Approval. The Parties hereby agree pursuant to Section 9.2(a) of the Merger Agreement to extend the period for the filing of the application to obtain the ILA Approval under Section 6.6(h)(iii) of the Merger Agreement to October 31, 2022.
2.Investment Center Approval
Due to recent changes of the procedures of the Investment Center, approval of the Investment Center is no longer required and such requirement has been replaced by a requirement to notify the Investment Center of the Closing of the Merger within a reasonable time thereafter, accompanied by a confirmation by an Israeli attorney that the Closing has occurred, and a copy of the Companies Registrar’s updated record reflecting that the Company is wholly owned by Parent. Parent must also provide a declaration that it is familiar with the terms of the Company’s Investment Center grant letter(s) and that Parent undertakes to comply with such terms and the terms of the Encouragement of Capital Investments Law, 5719-1959 and the regulations enacted pursuant thereto. In light of the above, the Parties have agreed pursuant to Section 9.2(a) of the Merger Agreement to make the following amendments to the Merger Agreement:
a.The term “Investment Center Approval” shall mean the notice provided by the Parent to the Investment Center regarding the change in ownership of the Company effected by the Merger, together with all the documents and declarations that are required to be submitted therewith.

b.The period for filing of the Investment Center Approval required under Section 6.6(h)(i) of the Merger Agreement shall be extended until no later than thirty (30) days following the Closing Date.

In addition to the Investment Center Approval, the Parties agree that the Company shall, within five (5) days of the date hereof, file a preliminary notice to the Investment Center informing it of the expected change of control (the “Preliminary Notice”).

Further, contingent upon written confirmation that the Company has submitted the Preliminary Notice, in accordance with Section 9.2(a) of the Merger Agreement Parent and Merger Sub hereby waive the requirement set forth in Section 7.2(f) of the Merger Agreement.

3.Stock Exchange Listing of Parent Common Stock
Pursuant to Section 9.2(a) of the Merger Agreement, the Parties hereby agree to amend and restate the following sections of the Merger Agreement (such amendments indicated by double-underlined text) as set forth below:
a.Section 5.4(a) of the Merger Agreement is hereby amended and restated as follows:

Governmental Filings; No Violations. Other than the (i) filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) Approvals under applicable Antitrust Laws and applicable foreign investment Laws, (iii) filings and other Approvals as may be required under the Exchange Act, the Securities Act or Israeli Securities Law, (iv) filings and other Approvals as may be required to be made with NASDAQ, the NYSE and/or TASE, (v) Approvals under state securities, takeover and “blue sky” Laws, (vi) CFIUS Approval, (vii) Approval by the
U.S. Department of State, (viii) Approval by the DCSA and (ix) the IIA Notice (collectively, the “Parent Approvals”), no Approvals are required to be made by Parent or Merger Sub with, nor are any required to be made or obtained by Parent or Merger Sub with or from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except as would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions

b.Section 6.9 of the Merger Agreement is hereby amended and restated as follows:

Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on (i) the NASDAQ or the NYSE and (ii) the TASE (in accordance with the Dual Listing Arrangement), subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NASDAQ and the TASE to enable the delisting by the Surviving Corporation of the Company Ordinary Shares from the NASDAQ and the TASE and the deregistration of the Company Ordinary Shares under (a) the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time and (b) the Israeli Securities Law (and the regulations promulgated thereunder) at the Effective Time.

a.Section 7.1(b) of the Merger Agreement is hereby amended and restated as follows:

NASDAQ or NYSE Listing. The shares of Parent Common Stock issuable to the holders of Company Ordinary Shares pursuant to this Agreement shall have been authorized for listing on NASDAQ or the NYSE upon official notice of issuance.

b.Annex A of the Merger Agreement is hereby amended to add the following definition.

“NYSE” means The New York Stock Exchange.

4.Procedures for Surrender

Pursuant to Section 9.2(a) of the Merger Agreement, the Parties hereby agree to amend and restate Section 3.2(b) of the Merger Agreement (such amendments indicated by double-underlined text) as follows:

(b) With respect to Book-Entry Shares not held through DTC (each, a “Non DTC Book-Entry Share”), as promptly as reasonably practicable after the Effective Time (but no later than the third (3rd) Business Day thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Non-DTC Book-Entry Share (i) a notice advising such holders of the effectiveness of the Merger, (ii) a Letter of Transmittal and a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to Article II in the name of such holder of Non-DTC Book-Entry Shares, including instructions for identifying the deposit account through which such Non-DTC Book-Entry Shares are held, and (iii) a duly completed and validly executed declaration and/or Valid Tax Certificate (or such other forms as may be required under any applicable Tax Law, the 104H Tax Ruling, and the 104H Interim Ruling, and each in such form as may be reasonably requested by the Exchange Agent, or such forms as prescribed in the Withholding Tax Ruling) in which the holder of record of each such Non-DTC Book-Entry Share provides certain information necessary for the Exchange Agent to determine whether any amounts need to be withheld from the consideration payable or otherwise deliverable to such holder hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling), and (iv) a check in the amount (subject to the provisions of Section 3.8) of any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III.

5.Miscellaneous
Except as expressly provided in this letter, no amendment or waiver is made as to any provision of the Merger Agreement or any of the documents referenced to therein. Except as expressly set forth herein, all obligations of the Parties under the Merger Agreement remain in full force and effect.

Please indicate your assent to the terms of this letter by signing and returning a counterpart hereof via email at which time it will become a binding instrument governed by and construed in accordance with the internal Laws of the State of Delaware.

LEONARDO DRS, INC.

By:	/s/ Michael D. Dippold
Name:	Michael D. Dippold
Title:	Executive Vice President, Chief Financial Officer and Treasurer

BLACKSTART LTD

By:	/s/ Mark A. Dorfman
Name:	Mark A. Dorfman
Title:	Director

ACCEPTED AND AGREED:

RADA ELECTRONIC INDUSTRIES LTD.

By:	/s/ Dov Sella
Name:	Dov Sella
Title:	CEO

By:	/s/ Avi Israel
Name:	Avi Israel
Title:	CFO

cc:	Christopher Giordano (christopher.giordano@us.dlapiper.com)
Jon Venick (jon.venick@us.dlapiper.com)
Sarit Molcho (saritm@friedman.co.il)

Scott D. Miller (MILLERSC@sullcrom.com)
Ran Hai (ranh@herzoglaw.co.il)
Nir Dash (dashn@herzoglaw.co.il)

ANNEX B
June 20, 2022

The Board of Directors
RADA Electronic Industries Ltd.
7 Giborei Israel Street
Netanya 4250407, Israel
Members of the Board of Directors:
We understand that RADA Electronic Industries Ltd. (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), with Leonardo DRS, Inc. (“Acquiror”) and Blackstart Ltd., a wholly-owned Subsidiary of the Acquiror (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company being the surviving corporation as a wholly owned subsidiary of the Acquiror (the “Merger”). As a result of the Merger, each outstanding ordinary share, par value NIS 0.03 per share, of the Company (the “Company Ordinary Shares”) other than Excluded Shares (as defined in the Merger Agreement), will be converted into, and become exchangeable for one (the “Exchange Ratio”) share of Acquiror’s common stock, par value $0.01 per share (the “Acquiror Common Stock”). The Merger Agreement further provides that immediately prior to the effective time of the Merger, the shares of Acquiror Common Stock held by Leonardo US Holding, Inc., the immediate parent company of Acquiror (“Acquiror US Holding”), will be split, as necessary (the “Stock Split”), such that, immediately following the effective time of the Merger, Acquiror US Holding will hold 80.5% of the issued and outstanding shares of Acquiror Common Stock on a fully diluted basis and the holders of Company Ordinary Shares and other equity securities of the Company will hold or have entitlements to 19.5% of the issued and outstanding shares of Acquiror Common Stock on a fully diluted basis. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
The Board of Directors has asked us whether, in our opinion, the Exchange Ratio pursuant to the Merger Agreement taking into account the Stock Split is fair, from a financial point of view, to the holders of the Company Ordinary Shares.
In connection with rendering our opinion, we have, among other things:
(i)reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant, including publicly available research analysts’ estimates;
(ii)reviewed certain internal projected financial data relating to the Company and furnished to us by the management of the Company and certain internal projected financial data relating to the Acquiror prepared and furnished to us by management of the Acquiror and as extrapolated by the management of the Company, each as approved for our use by the Company (the “Forecasts”), including certain estimates regarding the amount, timing and use of certain Israel tax attributes of the Company (the

“Tax Attributes”), as estimated and furnished to us by the management of the Company;
(iii)discussed with managements of the Company and the Acquiror their assessment of the past and current operations of the Company and the Acquiror, the current financial condition and prospects of the Company and the Acquiror, the Forecasts and the Synergies;
(iv)reviewed the reported prices and the historical trading activity of the Company Ordinary Shares;
(v)compared the financial performance of the Company and the Acquiror and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;
(vi)compared the financial performance of the Company and the valuation multiples relating to the Merger with the financial terms, to the extent publicly available, of certain other Mergers that we deemed relevant;
(vii)reviewed the financial terms and conditions of a draft, dated June 18, 2022 of the Merger Agreement; and
(viii)performed such other analyses and examinations and considered such other factors that we deemed appropriate.
For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the managements of the Company and the Acquiror that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts including the Tax Attributes, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of the Company and the Acquiror as to the future financial performance of the Company and the Acquiror, including the amount, timing and use of such Tax Attributes, and the other matters covered thereby. We express no view as to the Forecasts including the Tax Attributes, or the assumptions on which they are based.
For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Agreement will not differ from the draft Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company, the Acquiror or the consummation of the Merger or reduce the contemplated benefits to the holders of the Company Ordinary Shares of the Merger.

We have not conducted a physical inspection of the properties or facilities of the Company or the Acquiror and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company or the Acquiror, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.
We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Ordinary Shares, from a financial point of view, of the Exchange Ratio taking into account the Stock Split. We do not express any view on, and our opinion does not address, the fairness of the proposed Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Merger, including, without limitation, the structure or form of the Merger, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger. We do not express any view on, and our opinion does not address, what the value of the Acquiror Common Stock actually will be when issued or the prices at which the Company Ordinary Shares or the Acquiror Common Stock will trade at any time, including following announcement or consummation of the Merger. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Merger, including as to how any holder of shares of the Company Ordinary Shares should vote or act in respect of the Merger. We are not expressing any opinion as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Merger or as to the impact of the Merger on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.
We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Merger. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Company and we have not received any compensation from the Company during such period. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Acquiror and we have not received any compensation from the Acquiror during such period. We may provide financial advisory or other services to the Company and the Acquiror in the future, and in connection with any such services we may receive compensation.
Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect Mergers for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, the Acquiror, potential parties to the Merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or the Acquiror.
Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.
This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Merger taking into account the Stock Split is fair, from a financial point of view, to the holders of Company Ordinary Shares.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Brendan M. Panda
Brendan M. Panda
Senior Managing Director

ANNEX C
RADA ELECTRONIC INDUSTRIES LTD.
7 GIBOREI ISRAEL STREET
NETANYA 4250407, ISRAEL
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned hereby appoint(s) Avi Israel and Sarit Molcho or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.03 per share, of RADA Electronic Industries Ltd. (the “Company” or “RADA”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Wednesday, October 19, 2022 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 4250407, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Extraordinary General Meeting (the “Proxy Statement”) (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED.
IMPORTANT NOTE: THE UNDERSIGNED’S VOTE ON EACH OF PROPOSALS 1 THROUGH 6 WILL NOT BE COUNTED FOR THE APPROVAL OF SUCH PROPOSAL UNLESS THE UNDERSIGNED PROVIDES THE CONFIRMATION REQUIRED BY ITEMS 1A, 2A, 3A, 4A, 5A AND 6A, RESPECTIVELY, ON THE REVERSE SIDE.
(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
RADA ELECTRONIC INDUSTRIES LTD.
October 19, 2022
Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.
Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL (PROPOSAL 1) AND “FOR” THE APPROVAL OF PROPOSALS 2 THROUGH 6.
PLEASE BE CERTAIN TO COMPLETE ITEMS 1A, 2A, 3A, 4A, 5A AND 6A BELOW AS WELL.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

1.    The approval and adoption of: (i) the Agreement and Plan of Merger, dated as of June 21, 2022 (the “Merger Agreement”), by and among Leonardo DRS Inc. (“DRS”), RADA and Blackstart Ltd, a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS (“Merger Sub”); (ii) the merger contemplated by the merger agreement (the “Merger”), by which Merger Sub will be merged with and into RADA in accordance with the provisions of Sections 314-327 of the Companies Law 1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), with RADA as the surviving company of the merger and thereby becoming a wholly owned subsidiary of DRS; and (iii) all other transactions contemplated by the merger agreement, all upon the terms and subject to the conditions set forth in the merger agreement (the “Merger Proposal”).

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

1A. By marking the “YES” box, you confirm that you are not a shareholder listed in Section 320(c) of the ICL (i.e., you are not Merger Sub, DRS, or a DRS Related Person (as defined in the Proxy Statement).
As further explained in the Proxy Statement, based on information provided by DRS and Merger Sub to the RADA, as of the date hereof, RADA is not aware of any holdings of RADA shares by DRS, Merger Sub or any DRS Related Persons, and therefore believes that all of its shareholders should mark “YES” in the appropriate place above (or in their electronic submission).
YES ☐	NO ☐
2.    The approval to purchase a seven-year “tail” endorsement to RADA’s current directors’ and officers’ liability insurance policy.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

2A. By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL and detailed in the Proxy Statement) in the approval of Proposal 2. If you cannot make such confirmation, please check the “NO” box.
YES ☐	NO ☐
3.    The approval of payment of a transaction bonus to RADA’s Chief Executive Officer.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

3A.By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL and detailed in the Proxy Statement) in the approval of Proposal 3. If you cannot make such confirmation, please check the “NO” box.
YES ☐	NO ☐
4.    The approval of payment of a transaction bonus to RADA’s Executive Chairman of the Board.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

4A. By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL and detailed in the Proxy Statement) in the approval of Proposal 4. If you cannot make such confirmation, please check the “NO” box.
YES ☐	NO ☐
5.    The approval of payment of a transaction bonus to RADA’s Chief Financial Officer.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

5A. By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL and detailed in the Proxy Statement) in the approval of Proposal 5. If you cannot make such confirmation, please check the “NO” box.
YES ☐	NO ☐
6.    The approval of the grant of retention awards by DRS to certain office holders of RADA.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

6A. By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL and detailed in the Proxy Statement) in the approval of Proposal 6. If you cannot make such confirmation, please check the “NO” box.
YES ☐	NO ☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [  ]
Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____
Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the vote of the senior holder of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such share, and for this purpose seniority will be determined by the order in which the names stand in the share register. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.